     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2000



                                                      REGISTRATION NO. 333-37750

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------
                               WORLD ACCESS, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                           3669                          58-2398004
(State or other jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
incorporation or organization)     Classification Code Number)          Identification No.)

                            945 E. PACES FERRY ROAD
                                   SUITE 2200
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)


                                BRYAN D. YOKLEY


              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                               WORLD ACCESS, INC.
                            945 E. PACES FERRY ROAD
                                   SUITE 2200
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                          COPIES OF COMMUNICATIONS TO:
                          LEONARD A. SILVERSTEIN, ESQ.
                           LONG ALDRIDGE & NORMAN LLP
                           5300 ONE PEACHTREE CENTER
                              303 PEACHTREE STREET
                          ATLANTA, GEORGIA 30308-3201
                                 (404) 527-4000
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the merger between STI Merger Co., a wholly-owned subsidiary of World Access, and STAR Telecommunications, Inc. and/or upon consummation of the merger between WorldxChange Communications, Inc. f/k/a CTI Merger Co., a wholly-owned subsidiary of World Access, and Communication TeleSystems International d/b/a WorldxChange Communications described herein.



     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]



     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     [World Access Logo]                                        [STAR Logo]



                        SPECIAL MEETING OF STOCKHOLDERS


                MERGERS PROPOSED -- YOUR VOTE IS VERY IMPORTANT



     The boards of directors of World Access, Inc. and STAR Telecommunications, Inc. have agreed on a merger that will combine the businesses of World Access and STAR. The STAR merger agreement also provides for the sale of PT-1 Communications, Inc., STAR's subsidiary, to a third party.



     As a result of the STAR merger, World Access will issue a total of approximately 22.9 million shares of World Access common stock assuming World Access chooses to pay all of the consideration in stock. Each outstanding share of STAR common stock will be converted into the right to receive, at the election of World Access:



     - 0.386595 shares of World Access common stock, subject to adjustment as described in the accompanying joint proxy statement/prospectus; or



     - a combination of shares of World Access common stock and cash.



     The board of directors of World Access has also agreed on a merger that will combine the businesses of World Access and Communication TeleSystems International, which does business as WorldxChange Communications. As a result of the WorldxChange merger, World Access will issue a total of approximately
29.8 million shares of World Access common stock. Each outstanding share of WorldxChange common stock, including shares of preferred stock deemed to be automatically converted into shares of common stock immediately before completion of the WorldxChange merger, will be converted into the right to receive 0.6583 shares of World Access common stock.



     The World Access common stock is traded on the Nasdaq National Market under the symbol "WAXS." The closing price for the World Access common stock on August 1, 2000 was $8 11/16 per share. FOR A DISCUSSION OF RISK FACTORS YOU SHOULD CONSIDER IN EVALUATING THE MERGERS AND THE PT-1 ASSET SALE, SEE "RISK FACTORS" BEGINNING ON PAGE 29.



     STAR cannot complete the STAR merger or the PT-1 asset sale without the approval of its stockholders, and World Access cannot complete the STAR merger or the WorldxChange merger without the approval of its stockholders. STAR and World Access have scheduled special meetings to vote on these transactions and other important proposals. A joint proxy statement/prospectus accompanies this letter and provides detailed information about the special meetings, the STAR merger, the WorldxChange merger and the PT-1 asset sale. In addition, you may obtain information about our companies from documents that we have filed with the Securities and Exchange Commission. We urge you to read the joint proxy statement/prospectus document carefully.



     The dates, times and places of the special meetings are as follows:



For World Access' stockholders:                    For STAR's stockholders:
            , 2000                                 , 2000
11:00 a.m., local time                             11:00 a.m., local time
945 E. Paces Ferry Road                            223 East De La Guerra
Atlanta, Georgia 30326                             Santa Barbara, California 93101



     The World Access board of directors recommends that you vote to approve the STAR merger and the WorldxChange merger. The STAR board of directors recommends that you vote to approve the STAR merger and the PT-1 asset sale. Whether or not you plan to attend the special meeting in person, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. Your prompt cooperation will be greatly appreciated.




/s/ John D. Phillips                               /s/ Mary A. Casey
John D. Phillips                                   Mary A. Casey
Chairman and Chief Executive Officer               President and Secretary
World Access, Inc.                                 STAR Telecommunications, Inc.



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



     Joint proxy statement/prospectus dated             , 2000 and first mailed
to stockholders on or about             , 2000.

        WHERE YOU CAN FIND MORE INFORMATION ABOUT WORLD ACCESS AND STAR



     Federal securities laws require World Access and STAR to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, World Access and STAR file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy this information at the following SEC locations:



Public Reference Room          New York Regional Office       Chicago Regional Office
450 Fifth Street, N.W.         Seven World Trade Center       Northwest Atrium Center
Room 1024                      Suite 1300                     500 West Madison Street
Washington, D.C. 20549         New York, New York 10048       Suite 1400
                                                              Chicago, Illinois 60661



     You can get additional information about the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains World Access' and STAR's filings and the reports, proxy and information statements and other information regarding World Access and STAR. You can also inspect information about World Access and STAR at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.


     This prospectus is a part of a registration statement that World Access filed with the SEC and omits certain information contained in the registration statement as permitted by the SEC. Additional information about World Access and its common stock is contained in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address or Internet site listed above.


           INCORPORATION OF DOCUMENTS FILED WITH THE SEC BY REFERENCE



     The SEC allows World Access and STAR to "incorporate by reference" the information each company files with the SEC, which means that World Access and STAR can disclose information to you by referring to those documents. The information incorporated by reference is considered part of this prospectus, and later information that World Access and STAR file with the SEC from the date of this joint proxy statement/prospectus until the date of:



     - the World Access special meeting, with respect to the World Access stockholders;



     - the STAR special meeting, with respect to the STAR stockholders; and



     - the completing of the WorldxChange merger, with respect to the WorldxChange shareholders, will automatically update and supersede this information.



     World Access and STAR incorporate by reference documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the completion of the mergers:


        World Access SEC Filings (Commission File No. 0-29782):

           - Current Report on Form 8-K filed on June 26, 2000 (event date: June 14, 2000);


           - Current Report on Form 8-K filed on June 26, 2000 (event date: June 7, 2000);


           - Current Report on Form 8-K filed on April 18, 2000 (event date:
             April 10, 2000);

           - Current Report on Form 8-K filed on March 1, 2000 (event date: February 11, 2000);
           - Current Report on Form 8-K filed on March 1, 2000 (event date: February 11, 2000);

           - Current Report on Form 8-K filed on February 28, 2000 (event date: February 11, 2000), as amended by Forms 8-K/A filed on April 26, 2000 and August 4, 2000;


           - Current Report on Form 8-K filed on December 22, 1999 (event date: December 7, 1999), as amended by Forms 8-K/A filed on February 22, 2000 and August 4, 2000;

           - Current Report on Form 8-K filed on February 9, 2000 (event date: February 2, 2000);

           - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as amended by Form 10-Q/A filed on August 4, 2000; and


           - Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as amended by Form 10-K/A filed on August 4, 2000.


        STAR SEC filings (Commission File No. 000-22581):
           - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

           - Annual Report on Form 10-K for fiscal year ended December 31, 1999.



              WORLD ACCESS AND STAR ANNUAL REPORTS TO STOCKHOLDERS


     Copies of the World Access and STAR Annual Reports on Form 10-K for the fiscal year ended December 31, 1999 are included with this joint proxy statement/prospectus.


     Additional copies of documents incorporated by reference and listed above may be obtained without charge by writing to the appropriate company. To obtain copies from World Access, write to: Investor Relations, World Access, Inc., 945
E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, or by telephone request to (404) 231-2025. To obtain copies from STAR, write to: Investor Relations, STAR Telecommunications, Inc., 223 East De La Guerra Street, Santa Barbara, California 93101, or by telephone request to (805) 899-1962. IN ORDER TO OBTAIN THE DOCUMENTS IN TIME FOR THE WORLD ACCESS SPECIAL MEETING, YOU MUST REQUEST THE
DOCUMENTS BY             , 2000, WHICH IS FIVE BUSINESS DAYS PRIOR TO THE DATE
OF THE WORLD ACCESS SPECIAL MEETING. IN ORDER TO OBTAIN THE DOCUMENTS IN TIME
FOR THE STAR SPECIAL MEETING, YOU MUST REQUEST THE DOCUMENTS BY             ,
2000, WHICH IS FIVE BUSINESS DAYS PRIOR TO THE DATE OF THE STAR SPECIAL MEETING.

                               WORLD ACCESS, INC.


                      945 E. PACES FERRY ROAD, SUITE 2200


                             ATLANTA, GEORGIA 30326



                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON             , 2000


To the Stockholders of World Access, Inc.:



     We have agreed to merge with STAR Telecommunications, Inc. and also with Communication TeleSystems International, which does business as WorldxChange Communications. World Access will be the surviving company in both mergers. We have scheduled a special meeting in lieu of an annual meeting of the stockholders of World Access, Inc. at the principal executive offices of World Access located at 945 E. Paces Ferry Road, Atlanta, Georgia 30326 on
  , 2000 at 11:00 a.m., local time, for the purposes described below.


     The purposes of the special meeting are as follows:


     Proposal 1. To consider and vote upon a proposal to approve the adoption of an Agreement and Plan of Merger, dated as of February 11, 2000, as amended June 7, 2000, among World Access, STI Merger Co., a subsidiary of World Access, and STAR and the transactions contemplated by the STAR merger agreement. The STAR merger agreement provides for STAR becoming a subsidiary of World Access. Under the STAR merger agreement, each outstanding share of STAR common stock will be converted into the right to receive, at the election of World Access:



     - 0.386595 shares of World Access common stock, subject to adjustment as described in the enclosed joint proxy statement/prospectus; or



     - a combination of shares of World Access common stock and cash.



     Proposal 2. The World Access stockholders are not being asked to consider and vote upon Proposal 2 regarding the proposed sale by STAR of the assets of its wholly-owned subsidiary, PT-1 Communications, Inc. Only the STAR stockholders will consider and vote upon Proposal 2.



     Proposal 3. To consider and vote upon a proposal to approve the adoption of an Agreement and Plan of Merger, dated as of February 11, 2000, as amended May 23, 2000, among World Access, WorldxChange Communications, Inc., a subsidiary of World Access, and WorldxChange and the transactions contemplated by the WorldxChange merger agreement. The WorldxChange merger agreement provides for WorldxChange becoming a subsidiary of World Access. Under the WorldxChange merger agreement, each outstanding share of WorldxChange common stock, including shares of preferred stock will be converted into the right to receive 0.6583 shares of World Access common stock.



     Proposal 4. To consider and vote upon a proposal to approve an amendment to Article IV of our amended certificate of incorporation to increase the number of shares of common stock that we are authorized to issue from 150,000,000 shares to 290,000,000 shares.



     Proposal 5. To consider and vote upon a proposal to approve an amendment to Article IX of our amended certificate of incorporation to increase the maximum number of authorized directors from 12 to 15.



     Proposal 6. To consider and vote upon a proposal to approve an amendment to Article IX of our amended certificate of incorporation to end the division of our board of directors into three classes so that all directors will serve terms of one year and until their successors are duly elected and qualified or until their earlier resignation or removal.



     Proposal 7. To consider and vote upon a proposal to approve an amendment to our Directors' Warrant Incentive Plan to increase the number of warrants issuable under the plan from 600,000 warrants to 1,200,000 warrants.



     Proposal 8. To consider and vote upon a proposal to approve an amendment to our Directors' Warrant Incentive Plan to modify the performance criteria of World Access common stock under the plan.

     Proposal 9. To elect as directors the nominees named in this joint proxy statement/prospectus to serve:



     - if Proposal 6 is approved, for a term of one year and until their successors are duly elected and qualified or until their earlier resignation or removal; or



     - if Proposal 6 is not approved, for a term of three years and until their successors are elected and qualified or until their earlier resignation or removal.



     At the special meeting, we will also transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.



     Copies of the STAR merger agreement and the WorldxChange merger agreement are attached as Annex A and Annex B, respectively, to the accompanying joint proxy statement/prospectus.



     Only holders of record of World Access common stock, World Access 4.25% cumulative senior perpetual convertible preferred stock, Series A, World Access convertible preferred stock, Series C, World Access convertible preferred stock, Series D, and World Access convertible preferred stock, Series E, on
  , 2000 are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof.



     All stockholders are cordially invited to attend the special meeting. However, to ensure your representation at the special meeting, you are urged to complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. You may revoke your proxy at any time before the vote. If you attend the special meeting in person, you may vote your shares personally on all matters even if you have previously returned a proxy card. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.


                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /S/ W. TOD CHMAR
                                          W. Tod Chmar
                                          Executive Vice President and Secretary

                                  [STAR LOGO]


                         STAR TELECOMMUNICATIONS, INC.


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS



                         TO BE HELD ON          , 2000


To the Stockholders of STAR Telecommunications, Inc.:


     We have agreed to merge STAR with a subsidiary of World Access, Inc. We also have agreed with World Access to sell the assets of PT-1 Communications, Inc., our subsidiary, to a third party. The STAR merger and the sale of the assets of PT-1 require your approval. If the STAR merger agreement is approved by our stockholders and the STAR merger is completed, World Access can choose to have each outstanding share of STAR common stock converted into the right to receive:



     - 0.386595 shares of World Access common stock, subject to adjustment as described in the enclosed joint proxy statement/prospectus; or



     - a combination of shares of World Access common stock and cash.



     World Access does not have to complete the STAR merger if:



     - STAR does not sell the assets of PT-1 prior to the completion of the STAR merger;



     - STAR does not receive net cash proceeds of at least $120.0 million from the sale of the assets of PT-1 to Counsel Communications LLC; or



     - STAR does not receive net cash proceeds of at least $150.0 million from the sale of PT-1 to another purchaser.


     We will hold a special meeting of stockholders on           ,           ,
2000 at           , local time, at           , for the following purposes:


          Proposal 1. To approve the Agreement and Plan of Merger, dated as of February 11, 2000, as amended June 7, 2000, among World Access, STI Merger Co. and STAR, which will result in STAR becoming a wholly-owned subsidiary of World Access; and



          Proposal 2. To consider a resolution authorizing the sale of the assets of PT-1 pursuant to the terms of the Asset Purchase Agreement, dated as of June 6, 2000, among STAR, PT-1 and Counsel.



          At the special meeting, we will also transact any other business that is properly brought before the special meeting, or any adjournment or postponement of the special meeting.



     The enclosed joint proxy statement/prospectus describes the amended STAR merger agreement and the PT-1 asset sale agreement in detail. The STAR merger agreement and the amendment to the STAR merger agreement are attached as Annex A to the joint proxy statement/prospectus. The PT-1 asset sale agreement is attached as Annex F to the joint proxy statement/prospectus.



     Only holders of record of STAR common stock on the close of business on
          , 2000 are entitled to notice of and to vote at the special meeting. A list of stockholders entitled to vote at the meeting will be available for inspection at the meeting and for ten days prior to the meeting during regular business hours at STAR's corporate headquarters in Santa Barbara, California.



     You may have appraisal rights under Delaware law in connection with the STAR merger. The enclosed joint proxy statement/prospectus discusses your possible appraisal rights. You are not entitled to appraisal rights in connection with the PT-1 asset sale.

     We urge you to vote on the matters in the enclosed joint proxy statement/prospectus and to sign, date and promptly return the enclosed proxy in the envelope provided. It is important for you to be represented at the meeting. You can revoke your proxy at any time before the vote. If you execute and return your proxy, you can still vote in person if you are present at the meeting. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.


                                   By Order of the Board of Directors

                                   /s/ Mary A. Casey
                                   Mary A. Casey
                                   President and Secretary

                    , 2000
Santa Barbara, California

     Requests for additional copies of proxy materials should be addressed to Mary A. Casey, Secretary, at STAR's offices located at 223 East De La Guerra Street, Santa Barbara, California 93101.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Questions and Answers About the STAR Merger.................     1
Questions and Answers About the WorldxChange Merger.........     4
Summary of the Joint Proxy Statement/Prospectus.............     6
Risk Factors................................................    29
  Risk factors concerning the combined company in connection
     with the mergers.......................................    29
  Risk factors concerning the combined company's business
     operations.............................................    32
  Risk factors concerning the companies' financial
     condition..............................................    34
  Risk factors concerning the companies' industry...........    37
  Risk factors concerning the combined company's common
     stock..................................................    40
  Forward-looking statements................................    41
Proposal 1 -- The Merger Between World Access and STAR......    42
  Background of the STAR merger.............................    42
  World Access' reasons for the STAR merger.................    44
  The World Access board of directors' recommendation that
     stockholders approve the STAR merger...................    46
  STAR's reasons for the STAR merger........................    46
  The STAR board of directors' recommendation that
     stockholders approve the STAR merger...................    47
  Opinion of World Access' financial advisor regarding the
     STAR merger............................................    48
  Opinion of STAR's financial advisor regarding the STAR
     merger.................................................    53
  Consideration that STAR stockholders will receive in the
     STAR merger............................................    60
  Completion of the STAR merger.............................    61
  Material federal income tax consequences of the STAR
     merger.................................................    61
  Exchange of STAR stock certificates for World Access stock
     certificates...........................................    65
  Restrictions on sales of shares by affiliates of World
     Access and STAR........................................    66
  Accounting treatment of the STAR merger...................    66
  Regulatory filings and approvals required to complete the
     STAR merger............................................    66
  Rights of dissenting STAR stockholders....................    67
  Interests of directors, officers and stockholders in the
     STAR merger............................................    69
Description of the STAR Merger Agreement....................    70
  Description of the STAR merger consideration..............    70
  Representations and warranties contained in the STAR
     merger agreement.......................................    71
  STAR's conduct of business before completion of the STAR
     merger.................................................    71
  No other negotiations involving potential acquirors of
     STAR...................................................    72
  Description of the management services agreement between
     World Access and STAR..................................    73
  Board of directors of World Access........................    73
  Conditions to completion of the STAR merger...............    73
  Termination of the STAR merger agreement..................    74
  Payment of termination fee if the STAR merger agreement is
     terminated.............................................    75
  Extension, waiver and amendment of the STAR merger
     agreement..............................................    75
STAR Voting Agreements and Credit Agreements................    75
  Edgecomb voting agreement.................................    75
  Tawfik voting agreement...................................    76
  STAR credit agreements....................................    77
Information Regarding STAR..................................    77
STAR Litigation.............................................    77
Comparison of Rights of Holders of World Access Common Stock
  and STAR Common Stock.....................................    79
  Comparison of authorized and outstanding capital stock....    79
  Comparison of classes of common stock.....................    79
  Comparison of requirements for special meeting of
     stockholders...........................................    79
  Comparison of requirements for action by written consent
     in lieu of a stockholders' meeting.....................    79
  Comparison of record date for determining stockholders....    80

                                                              PAGE
                                                              ----
  Comparison of procedures to nominate directors............    80
  Comparison of number of directors.........................    80
  Comparison of classified board of directors...............    81
  Comparison of procedures for the removal of directors.....    81
  Comparison of board of directors vacancies................    81
  Comparison of notice requirements of special meetings of
     the board of directors.................................    81
  Comparison of procedures for an amendment of certificate
     of incorporation and bylaws............................    81
STAR Selected Consolidated Financial Data...................    82
Proposal 2 -- Description of the PT-1 Asset Sale............    84
  Background of the PT-1 asset sale.........................    84
  STAR's reasons for the PT-1 asset sale....................    85
  The STAR board of directors' recommendation that
     stockholders approve the PT-1 asset sale...............    86
  Opinion of STAR's financial advisor regarding the PT-1
     asset sale.............................................    86
  Information about Counsel.................................    91
  Purchase price............................................    91
  Material federal income tax consequences of the PT-1 asset
     sale...................................................    91
  Accounting treatment of the PT-1 asset sale...............    91
  Regulatory filings and approvals required to complete the
     PT-1 asset sale........................................    92
  Rights of dissenting STAR stockholders....................    92
  STAR officer agreement to vote shares in favor of the PT-1
     asset sale.............................................    92
  Interests of STAR's directors, officers, stockholders and
     financial advisors.....................................    92
Description of the PT-1 Asset Sale Agreement................    92
  The PT-1 asset sale closing date..........................    93
  Purchase price............................................    93
  Assumption of liabilities.................................    93
  Representations and warranties contained in the PT-1 asset
     sale agreement.........................................    94
  Conduct of business before completion of the PT-1 asset
     sale...................................................    95
  No other negotiations involving the PT-1 assets...........    95
  Description of the management services agreement between
     STAR, PT-1 and Counsel.................................    95
  Conditions to completion of the PT-1 asset sale...........    96
  Termination of the PT-1 asset sale agreement..............    96
  Payment of termination fee................................    97
  Extension, waiver and amendment of the PT-1 asset sale
     agreement..............................................    97
Proposal 3 -- The Merger Between World Access and
  WorldxChange..............................................    97
  Background of the WorldxChange merger.....................    97
  World Access' reasons for the WorldxChange merger.........    98
  The World Access board of directors' recommendation that
     stockholders approve the WorldxChange merger...........    99
  WorldxChange's reasons for the WorldxChange merger........    99
  Opinion of World Access' financial advisor regarding the
     WorldxChange merger....................................   100
  Consideration that WorldxChange shareholders will receive
     in the WorldxChange merger.............................   106
  Closing; effective time of the WorldxChange merger........   106
  Material federal income tax consequences of the
     WorldxChange merger....................................   106
  Exchange of WorldxChange stock certificates for World
     Access stock certificates..............................   111
  Restrictions on sales of shares by affiliates of World
     Access and WorldxChange................................   112
  Accounting treatment of the WorldxChange merger...........   112
  Regulatory filings and approvals required to complete the
     WorldxChange merger....................................   112
  Rights of dissenting WorldxChange shareholders............   113
  Interests of WorldxChange's directors, officers and
     shareholders in the WorldxChange merger................   116
Principal Shareholders of WorldxChange......................   118
Description of the WorldxChange Merger Agreement............   119
  Description of the WorldxChange merger consideration......   119
  Representations and warranties contained in the
     WorldxChange merger agreement..........................   119
  WorldxChange's conduct of business before completion of
     the WorldxChange merger................................   120
  No other negotiations involving WorldxChange..............   120

                                                              PAGE
                                                              ----
  Treatment of WorldxChange stock options and warrants......   120
  Board of directors and officers of World Access...........   121
  Conditions to completion of the WorldxChange merger.......   121
  Termination of the WorldxChange merger agreement..........   122
  Extension, waiver and amendment of the WorldxChange merger
     agreement..............................................   122
  Post-closing indemnification..............................   122
WorldxChange Voting and Participation Agreements............   123
  World Access voting agreement.............................   123
  WorldxChange voting agreements............................   124
  Foothill Capital Corporation participation agreement......   125
Information Regarding WorldxChange..........................   126
  Services..................................................   126
  The WorldxChange network..................................   127
  Termination arrangements..................................   130
  Sales and marketing.......................................   130
  Worldwide operations......................................   132
  Employees.................................................   133
  Properties................................................   133
  Legal proceedings.........................................   133
WorldxChange Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............   135
  Overview..................................................   135
  Results of operations.....................................   139
  Liquidity and capital resources...........................   143
  Market risk...............................................   146
  Foreign currency exposure.................................   146
  Euro conversion...........................................   146
  Seasonality...............................................   147
  Recent accounting pronouncements..........................   147
WorldxChange Selected Consolidated Financial Data...........   149
Comparison of the Rights of Holders of World Access Common
  Stock and WorldxChange Common Stock.......................   151
  Comparison of authorized and outstanding capital stock....   151
  Comparison of classes of common stock.....................   151
  Comparison of requirements for special meeting of
     shareholders...........................................   151
  Comparison of requirements for action by written consent
     in lieu of shareholders' meeting.......................   152
  Comparison of record date for determining shareholders....   152
  Comparison of procedures to nominate directors............   152
  Comparison of number of directors.........................   153
  Comparison of classified board of directors...............   153
  Comparison of procedures for the removal of directors.....   154
  Comparison of board of directors vacancies................   154
  Comparison of notice requirements of special meetings of
     the board of directors.................................   154
  Comparison of procedures for an amendment of certificate
     of incorporation and bylaws............................   155
  Comparison of notice requirements of stockholder's
     meetings...............................................   155
  Comparison of requirements for stockholder approval of
     certain business combinations..........................   155
  Comparison of inspection of shareholder list..............   156
  Comparison of dividends and repurchases of shares.........   157
  Comparison of dissolution rights..........................   157
Comparative Per Share Market Price Data for World Access,
  STAR and WorldxChange.....................................   158
Unaudited Pro Forma Condensed Combined Financial
  Statements................................................   160
Management of the Combined Companies........................   207
  Executive officers........................................   207
  Board of directors........................................   207

                                                              PAGE
                                                              ----
Recent Developments Involving World Access..................   207
Proposal 4 -- Amendment of the World Access Amended
  Certificate of Incorporation to Increase the Number of
  Shares of Common Stock that World Access is Entitled to
  Issue from 150,000,000 Shares to 290,000,000 Shares.......   208
Proposal 5 -- Amendment of the World Access Amended
  Certificate of Incorporation to Increase the Number of
  Authorized Directors from 12 to 15........................   210
Proposal 6 -- Amendment of the World Access Amended
  Certificate of Incorporation to End the Classification of
  the World Access Board of Directors so that all Directors
  will Serve T erms of One Year and Until Their Successors
  are Duly Elected and Qualified............................   210
Proposal 7 -- Amendment to the World Access Directors'
  Warrant Incentive Plan to Increase the Number of Warrants
  Issuable Under the Plan from 600,000 Warrants to 1,200,000
  Warrants..................................................   212
  Description of proposed amendment.........................   212
  Brief summary of the warrant plan.........................   212
  Vote required.............................................   214
Proposal 8 -- Amendment to the World Access Directors'
  Warrant Incentive Plan to Change the Performance Criteria
  Under the Plan............................................   214
  Vote required.............................................   215
Proposal 9 -- Election of World Access Directors............   215
  Information regarding nominees and directors..............   216
World Access Nominees for Director..........................   216
World Access Directors Continuing in Office Until the 2002
  Annual Meeting............................................   216
World Access Directors Continuing in Office Until the 2001
  Annual Meeting............................................   217
World Access Directors not Divided Into Classes.............   217
  Meetings and committees of the World Access board.........   217
  World Access director compensation........................   217
Description of World Access' Capital Stock..................   219
  World Access common stock.................................   219
  World Access preferred stock..............................   219
Principal Stockholders of World Access......................   224
Executive Officers of World Access..........................   228
  Information regarding executive officers of World
     Access.................................................   228
  World Access' Executive compensation......................   228
World Access' Summary Compensation Table....................   228
World Access Option Grants in Last Fiscal Year..............   229
World Access' Aggregated Option and Warrant Exercises in
  Last Fiscal Year and Fiscal Year-End Option Values........   230
  World Access' executive employment agreements.............   230
  World Access' compensation committee report...............   234
  World Access' compensation committee interlocks and
     insider participation in compensation decisions........   235
World Access Stock Price Performance Graph..................   236
Section 16(a) Beneficial Ownership Reporting Compliance.....   236
Certain Relationships and Related Transactions with World
  Access' Directors, Officers and Stockholders..............   237
Accounting Experts..........................................   237
The World Access Special Meeting............................   239
The STAR Special Meeting....................................   242
World Access Stockholder Proposals..........................   243
Star Stockholder Proposals..................................   244

                                                              PAGE
                                                              ----
Other Matters that may come before the World Access Special
  Meeting...................................................   244
Other Matters that may come before the STAR Special
  Meeting...................................................   244
Legal Matters...............................................   244



Annex A         The STAR Merger Agreement
Annex B         The WorldxChange Merger Agreement
Annex C         Opinion of World Access Financial Advisor regarding the STAR
                Merger
Annex D         Opinion of World Access Financial Advisor regarding the
                WorldxChange Merger
Annex E         Opinion of STAR Financial Advisor regarding the STAR Merger
Annex F         The PT-1 Asset Sale Agreement
Annex G         Opinion of STAR Financial Advisor regarding the PT-1 Asset
                Sale
Annex H         Delaware General Corporation Law Section 262
Annex I         California General Corporation Law Sections 1300 through
                1312

                             QUESTIONS AND ANSWERS


                             ABOUT THE STAR MERGER


Q:  WHAT IS THE STAR MERGER?


A: The boards of directors of World Access and STAR have voted to combine the businesses of World Access and STAR. To combine the companies, STAR will merge with a subsidiary of World Access, becoming a wholly-owned subsidiary of World Access. The completion of the STAR merger is conditioned on the sale of PT-1 by STAR. Unless World Access waives this condition, World Access will be merging with STAR minus its PT-1 operations if we complete the STAR merger. After the STAR merger, the percentage in voting power of the combined companies that will be owned by the pre-merger stockholders under the two possible consideration alternatives will be as follows:



                                                                 WORLD
   PARTIES TO COMPLETED MERGER                                   ACCESS   STAR   WORLDXCHANGE
   ---------------------------                                   ------   ----   ------------
   World Access, STAR and WorldxChange
     100% World Access stock...................................    67%     15%        19%
     60% World Access stock/40% cash...........................    71%      9%        20%
   World Access and STAR only
     100% World Access stock...................................    82%     18%        --
     60% World Access stock/40% cash...........................    88%     12%        --



Q:   WHAT WILL STAR STOCKHOLDERS RECEIVE IN THE STAR MERGER?



A: World Access has the option to pay STAR stockholders one of two forms of consideration when the STAR merger is completed. Assuming a value of $9.00 per share of World Access common stock, World Access will issue a total dollar value of approximately $205.0 million to the STAR stockholders in consideration in the STAR merger. STAR stockholders who are entitled to and exercise dissenters' rights of appraisal under Delaware law will not receive either form of merger consideration.



     If World Access selects the first form of consideration, each STAR stockholder will be entitled to receive, for each share of STAR common stock, 0.386595 shares of World Access common stock. This amount is subject to upward adjustment if STAR sells PT-1 prior to the completion of the STAR merger for net cash proceeds in excess of $150.0 million.



     If World Access selects the second form of consideration, each STAR stockholder will be entitled to receive, for each share of STAR common stock, the same total value as that paid in the first form of consideration. However, under the second form, each STAR stockholder will receive up to 60% of its consideration in World Access common stock and up to 40% of its consideration in cash. If World Access selects the second form of consideration, each STAR stockholder will receive the same percentages of stock and cash as other STAR stockholders.



     World Access will not issue fractional shares. World Access will issue cash instead of fractional shares based on the average closing price of World Access common stock as reported on the Nasdaq Stock Market for the ten-day trading period ending at the close of trading on the date of the completion of the STAR merger.



     The following table shows the approximate number of shares of World Access common stock and amount of cash instead of fractional shares that a STAR stockholder will receive upon completion of the STAR merger if World Access selects the first form of consideration. This table assumes an average closing sale price for the World Access common stock of $9.00 for the purpose of calculating the amount of cash paid instead of fractional shares and the value of total consideration received.

                                                   NUMBER OF      NUMBER OF                   VALUE OF
                                                   SHARES OF      SHARES OF                     TOTAL
                                                     STAR        WORLD ACCESS      CASH     CONSIDERATION
   NET CASH PROCEEDS FROM PT-1 ASSET SALE         STOCK OWNED   STOCK RECEIVED   RECEIVED     RECEIVED
   --------------------------------------         -----------   --------------   --------   -------------
   Less than $150.0 million.....................       25              9          $5.98        $ 86.98
   Less than $150.0 million.....................       50             19          $2.97        $173.97
   Less than $150.0 million.....................      100             38          $5.94        $347.94
   $175.0 million...............................      100             41          $0.35        $369.35
   $200.0 million...............................      100             43          $0.25        $387.25



     The following table shows the approximate number of shares of World Access common stock and amount of cash, including cash instead of fractional shares, that a STAR stockholder will receive if World Access selects the second form of consideration and pays 40% of the consideration to each STAR stockholder in cash and pays 60% of the consideration in the form of World Access common stock. This table assumes an average closing sale price for the World Access common stock of $9.00 per share for the purpose of calculating the amount of cash paid instead of fractional shares, the total amount of all cash received and the value of total consideration received. These assumptions are solely for purposes of illustrating the two forms of consideration. The calculation of the amount of cash to be received as STAR merger consideration will actually be based on the average closing price of World Access common stock for the ten-day trading period ending at the close of trading on the date immediately before the completion of the STAR merger.



                                                  NUMBER OF      NUMBER OF                   VALUE OF
                                                  SHARES OF      SHARES OF                     TOTAL
                                                    STAR        WORLD ACCESS      CASH     CONSIDERATION
   NET CASH PROCEEDS FROM PT-1 ASSET SALE        STOCK OWNED   STOCK RECEIVED   RECEIVED     RECEIVED
   --------------------------------------        -----------   --------------   --------   -------------
   Less than $150.0 million....................       25              5         $ 41.98       $ 86.98
   Less than $150.0 million....................       50             11         $ 74.97       $173.97
   Less than $150.0 million....................      100             23         $140.94       $347.94
   $175.0 million..............................      100             24         $153.35       $369.35
   $200.0 million..............................      100             25         $162.25       $387.25



     If STAR completes the PT-1 asset sale to Counsel, the net cash proceeds will be less than $150.0 million.



Q: WHAT HAPPENS IF STAR DOES NOT SELL PT-1 PRIOR TO THE COMPLETION OF THE STAR MERGER?



A: If STAR does not sell PT-1 prior to the completion of the STAR merger, then World Access does not have to complete the STAR merger.



Q: WHAT HAPPENS IF STAR SELLS PT-1 FOR LESS THAN NET CASH PROCEEDS OF AT LEAST $150.0 MILLION?



A: If STAR sells PT-1 to a buyer other than Counsel and does not receive net cash proceeds of at least $150.0 million from that sale, then World Access does not have to complete the STAR merger. However, the STAR merger agreement provides that the condition to World Access' obligations under the STAR merger agreement relating to the sale of PT-1 will be deemed satisfied if STAR sells the assets of PT-1 to Counsel under the PT-1 asset sale agreement.



Q:   WHAT IS THE WORLDXCHANGE MERGER?



A: World Access has also agreed to a merger with WorldxChange. The STAR merger does not depend on the completion of the WorldxChange merger, and the WorldxChange merger does not depend on the completion of the STAR merger. Consequently, there are three possible combinations that you should consider:


     - World Access and STAR;


     - World Access and WorldxChange; and



     - World Access, STAR and WorldxChange.

     Unless stated otherwise, information provided in this joint proxy statement/prospectus assumes completion of the WorldxChange merger. Where appropriate, we have indicated where information pertaining to World Access and STAR does not give effect to the merger with WorldxChange.


Q:   WHAT DO I NEED TO DO NOW?


A: Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares will be represented at your meeting. If you do not include instructions on how to vote your properly signed proxy, your shares will be voted for approval of the proposals on which you are able to vote.


Q:   WHAT DO I DO IF I WANT TO CHANGE MY VOTE?


A: If you are a World Access stockholder and want to change your vote, send the secretary of World Access a later-dated, signed proxy card before the World Access meeting or attend the meeting in person. You may also revoke your proxy by sending written notice to the secretary of World Access before the meeting. World Access stockholders who have signed the voting agreements described in this document may not revoke the proxies they gave in the voting agreements.



     If you are a STAR stockholder and want to change your vote, send the secretary of STAR a later-dated, signed proxy card before the STAR meeting or attend the meeting in person. You may also revoke your proxy by sending written notice to the secretary of STAR before the meeting. STAR stockholders who have signed the voting or conversion agreements described in this document may not revoke the proxies they gave in the voting or conversion agreements.


Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

Q:   SHOULD I SEND IN MY STAR STOCK CERTIFICATES NOW?

A: No. After the STAR merger is completed, World Access will send STAR stockholders written instructions for exchanging their STAR stock certificates for the applicable STAR merger consideration.


Q:   WHEN DO YOU EXPECT THE STAR MERGER AND THE PT-1 ASSET SALE TO BE COMPLETED?



A: World Access and STAR are working toward completing the STAR merger, and STAR is working to complete the PT-1 asset sale, as quickly as possible. World Access and STAR hope to complete the STAR merger, and STAR hopes to complete the PT-1 asset sale, in the third calendar quarter of 2000.



Q: WILL I RECOGNIZE AN INCOME TAX GAIN OR LOSS ON THE STAR MERGER OR THE PT-1 ASSET SALE?



A: STAR stockholders will not recognize gain or loss for federal income tax purposes if the STAR merger is completed, except that STAR stockholders will recognize gain or loss with respect to cash received in lieu of fractional shares or cash received after the exercise of appraisal rights. If World Access elects to pay cash as part of the STAR merger consideration, STAR stockholders will recognize their gain realized for federal income tax purposes, but only up to the amount of cash received, and any such recognized gain may be taxed as ordinary income. STAR stockholders will not recognize gain or loss for federal income tax purposes from the PT-1 asset sale if PT-1 is sold for cash. STAR stockholders are urged to consult their own tax advisors to determine their particular tax consequences.


Q:   AM I ENTITLED TO APPRAISAL RIGHTS?


A: If you are a STAR stockholder who will receive a combination of World Access common stock and cash, other than cash paid in lieu of fractional shares, under the STAR merger agreement and do not vote for the adoption of the STAR merger agreement, you may have the right under Delaware law to dissent from the STAR merger and request an appraisal of the fair value of your STAR common stock. In order to preserve this right, you must follow the procedures discussed on page 67 of this joint proxy statement/prospectus. STAR stockholders are not entitled to appraisal rights in connection with the PT-1 asset sale. If you are a World Access stockholder, you are not entitled to appraisal rights under Delaware law.



                             QUESTIONS AND ANSWERS


                         ABOUT THE WORLDXCHANGE MERGER



Q:  WHAT IS THE WORLDXCHANGE MERGER?



A: The boards of directors of World Access and WorldxChange have voted to combine the businesses of World Access and WorldxChange. To combine the companies, WorldxChange will merge with a subsidiary of World Access, with such subsidiary continuing as a wholly-owned subsidiary of World Access. After the WorldxChange merger, the percentage in voting power of the combined companies will be as follows:



                                                          WORLD
   PARTIES TO COMPLETED MERGER                            ACCESS         STAR        WORLDXCHANGE
   ---------------------------                            ------         ----        ------------
   World Access, STAR and WorldxChange
     100% World Access stock.........................      67%           15%             19%
     60% World Access stock/40% cash.................      71%            9%             20%
   World Access and WorldxChange only................      77%            --             23%



Q:   WHAT WILL WORLDXCHANGE SHAREHOLDERS RECEIVE IN THE WORLDXCHANGE MERGER?



A: When the WorldxChange merger is completed, WorldxChange shareholders will receive 0.6583 shares of World Access common stock in exchange for each share of WorldxChange common stock, including each share of WorldxChange common stock into which shares of WorldxChange preferred stock are deemed converted immediately prior to the completion of the WorldxChange merger. Assuming a value of $9.00 per share of World Access common stock, World Access will issue a total dollar value of approximately $270.0 million to WorldxChange shareholders in consideration in the WorldxChange merger.



     World Access will not issue fractional shares. World Access will issue cash in lieu of fractional shares based on the average closing sale price of World Access common stock over a ten-trading day period ending at the close of trading on the second trading day prior to the date of the completion of the WorldxChange merger.



     The following table shows the approximate number of shares of World Access common stock and amount of cash instead of fractional shares that a WorldxChange shareholder will receive for WorldxChange common stock held or received upon conversion of preferred stock upon completion of the WorldxChange merger. This table assumes an average closing price for the World Access common stock of $9.00 for the purpose of calculating the amount of cash paid instead of fractional shares and the value of total consideration received.



NUMBER OF SHARES      NUMBER OF SHARES                         VALUE OF
OF WORLDXCHANGE       OF WORLD ACCESS         CASH        TOTAL CONSIDERATION
STOCK OWNED            STOCK RECEIVED       RECEIVED           RECEIVED
----------------      ----------------      --------      -------------------
25.......                    16              $ 4.12             $148.12
50.......                    32              $ 8.24             $296.24
100......                    65              $ 7.47             $592.47



Q:   WHAT ARE THE STAR MERGER AND THE PT-1 ASSET SALE?



A: This joint proxy statement/prospectus contains information regarding an additional merger, the STAR merger, and the sale by STAR of the assets of its wholly-owned subsidiary, PT-1. The completion of the WorldxChange merger does not depend on the completion of the STAR merger or the PT-1 asset sale, and the completion of the STAR merger or the PT-1 asset sale does not depend on the completion of the WorldxChange merger. Consequently, there are three possible combinations that you should consider:



     - World Access and WorldxChange;


     - World Access and STAR; and


     - World Access, STAR, and WorldxChange.


Q:   WHAT DO I NEED TO DO NOW?


A: If you are a World Access stockholder, you should mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the World Access meeting. If you do not include instructions on how to vote your properly signed proxy, your shares will be voted for approval of the proposals with regard to which you are entitled to vote.


Q:   WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: If you are a World Access stockholder and you want to change your vote, send the secretary of World Access a later-dated, signed proxy card before the meeting or attend the meeting in person. You may also revoke your proxy by sending written notice to the secretary of World Access before the meeting. World Access stockholders who have signed voting agreements may not revoke the proxies given by them in the voting agreement.


Q:   SHOULD I SEND IN MY WORLDXCHANGE STOCK CERTIFICATES NOW?



A: No. After the WorldxChange merger is completed, World Access will send WorldxChange shareholders written instructions for exchanging their WorldxChange stock certificates for World Access stock certificates.



Q:   WHEN DO YOU EXPECT THE WORLDXCHANGE MERGER TO BE COMPLETED?



A: World Access and WorldxChange are working toward completing the WorldxChange merger as quickly as possible. World Access and WorldxChange hope to complete the merger in the third calendar quarter of 2000.



Q:   WILL I RECOGNIZE AN INCOME TAX GAIN OR LOSS ON THE WORLDXCHANGE MERGER?



A: WorldxChange shareholders will not recognize gain or loss for federal income tax purposes if the WorldxChange merger is completed, except that WorldxChange shareholders will recognize gain or loss with respect to cash received in lieu of fractional shares or cash received after the exercise of dissenters' rights. Holders of WorldxChange preferred stock may have additional tax consequences upon payment of the accrued and unpaid dividends on such stock as part of the WorldxChange merger. WorldxChange shareholders are urged to consult their own tax advisors to determine their particular tax consequences.


Q:   AM I ENTITLED TO APPRAISAL OR DISSENTERS' RIGHTS?


A: If you are a WorldxChange shareholder, you may be entitled to dissenters' rights under California law. In order to preserve this right, you must follow the procedures discussed on page 113 of this joint proxy statement/prospectus. If you are a World Access stockholder, you are not entitled to appraisal rights under Delaware law.

                SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS



     This summary highlights selected information from this document. To understand the proposed mergers fully and for a more complete description of the terms of the mergers, you should read carefully this entire document and the documents to which we have referred you.



                                 THE COMPANIES



World Access, Inc.                   World Access transports international long
945 E. Paces Ferry Road              distance voice, data and Internet traffic
Suite 2200                           for long distance carriers in the United
Atlanta, Georgia 30326               States and Europe, regional Bell operating
(404) 231-2025                       companies, competitive local exchange
www.waxs.com                         carriers, private network operators and
                                     other global carriers. These services are provided through a combination of owned and leased switching, fiber and satellite network facilities, international termination relationships and resale agreements with other international long distance providers. Through the acquisition of FaciliCom International in December 1999 and NETnet International in February 2000,
                                     World Access has expanded its service
                                     offerings to include the sale of bundled voice, data and Internet services directly to small and medium sized businesses located throughout Western Europe.



STAR Telecommunications, Inc.        STAR provides telecommunications services
223 East De La Guerra Street         on a world-wide basis to the public, long
Santa Barbara, California 93101      distance carriers, corporations and
(805) 899-1962                       Internet service providers. STAR also
www.startel.com                      provides international and national long
                                     distance calling services, international private telephone lines, prepaid calling cards, long distance services accessible through a dialed prefix and international toll free services.



WorldxChange Communications          WorldxChange is a global telecommunications
9999 Willow Creek Road               company that specializes in providing
San Diego, California 92131          high-quality, low-cost services to
(858) 530-8116                       customers in the United States, Australia,
www.worldxchange.com                 Belgium, Canada, France, Germany,
                                     Guatemala, The Netherlands, New Zealand and the United Kingdom. WorldxChange operates
                                     43 switches which are connected with a
                                     network of owned and leased undersea and land-based fiber optic cables, providing more than 550,000 customers each month with affordable communications services worldwide.



     In 1999, World Access adopted a strategy designed to build on its U.S.-based carrier service business and position itself to become a significant provider of bundled voice, data and Internet services to retail business customers located in selected European countries. World Access believes that the European telecommunications market has become extremely fragmented in recent years due primarily to deregulation and significant forecasted growth. As a result, World Access expects that a significant consolidation of carriers operating in Europe will occur in the next few years, not unlike that which occurred in the United States telecommunications market during the late 1980's and 1990's. The strategy of World Access is to establish a pan-European telecommunications network and gain significant market share during this period of consolidation by playing a leading role in the consolidation of this market. To execute its strategy, World Access intends to aggressively pursue the acquisition of businesses, with a particular emphasis on those that provide retail services to small and medium sized businesses operating in Europe.

     To support its retail services strategy, World Access acquired FaciliCom International in December 1999. FaciliCom had invested in excess of $200.0 million over the past few years to establish an inter-country network in the U.S. and 13 European countries. Although the vast majority of its revenues were derived from transporting traffic for other carriers, similar to World Access' base business, FaciliCom's network was readily capable of supporting retail traffic and related services. This acquisition effectively doubled the size of World Access' carrier service revenue, provided a significant amount of European originated revenue and lowered the combined company's costs of terminating international traffic in Europe.

     World Access entered 2000 with an annual revenue base in excess of $1.0 billion, almost all of which relates to transporting traffic for other carriers. In February 2000, World Access acquired NETnet International, a subsidiary of Long Distance International. NETnet, which had revenues of approximately $83.0 million in 1999, provides an array of telecommunications services to small and medium sized business customers in Austria, France, Germany, Italy, Norway, Spain, Sweden, Switzerland and the United Kingdom.

     The acquisition of NETnet gave World Access approximately 20,000 retail customers, an experienced retail sales force and a foundation for the offering of bundled voice, data and Internet services to its targeted market in Europe. It also provided World Access with a strong retail trade name, which World Access currently expects to use for all of its retail product offerings in Europe. World Access hopes to substantially improve the historical gross margins realized by NETnet by terminating selected NETnet traffic over the World Access network and eliminating the costs of redundant network facilities.

     With the addition of NETnet, World Access now has an annual revenue base in excess of $1.1 billion, approximately eight percent of which is derived from retail services and the remainder from its base carriers' carrier business. Of the total revenue, approximately 60% results from traffic originated in the United States and 40% from traffic originated in Europe.


     In February 2000, World Access entered into agreements to merge with STAR and WorldxChange. These two companies are expected to increase World Access' annual revenue base by an additional $1.0 billion, approximately $400.0 million of which will be generated from traffic originated in Europe. After completing these mergers, World Access revenue mix will be approximately 20% retail and 80% carriers' carrier.



     In addition to an improved retail/carrier revenue mix, the STAR and WorldxChange mergers are expected to provide World Access with substantial benefits in the areas of network coverage, network capacity and reduced operating costs. In combining the networks and operations of all three companies, World Access expects that there will be redundant switching equipment, facilities and personnel. World Access expects to eliminate these redundant assets and significantly reduce the headcount of the combined company in an effort to realize cost synergies. As a result, World Access expects to record a one-time restructuring charge upon the completion of the STAR and WorldxChange mergers. The restructuring charge is expected to include the write-down of switching and transmission equipment taken out of service, the write-off of certain leasehold improvements, a provision for lease commitments remaining on certain facilities and equipment taken out of service, employee termination benefits and other related costs. Although World Access has not yet finalized the restructuring program, it is expected to be approved in its final form and adopted immediately following the mergers. World Access has not yet determined the actual restructuring charge to be recorded but expects that it will be significant.


     The STAR and WorldxChange mergers will give World Access substantial operations and network capacity in Germany and the United Kingdom, which represent the two largest segments of the European telecommunications market. World Access expects to leverage these operations to further grow its retail business in these two key countries. WorldxChange has also developed Internet-based information management systems that incorporate all key aspects of retail telecommunications services, including billing, fraud protection and customer care. These information systems are expected to serve as the platform for supporting all retail operations conducted by World Access in Europe.


     Although the STAR and WorldxChange mergers are expected to provide significant benefits to World Access, they also dramatically increase the business and financial risks World Access must overcome to execute its strategy. World Access, STAR and WorldxChange all have a history of significant net operating losses, and World Access is expected to assume approximately $300.0 million in debt upon the consummation of the two mergers. You should carefully review the risk factors contained in this joint proxy statement/prospectus.


     The sale of $70.0 million of Series A Preferred Stock, the sale of $158.1 million of common stock in private placement transactions and approximately $275.0 million of gross cash proceeds from the sale of two equipment businesses in April 2000 have significantly enhanced the financial strength of World Access and improved its liquidity. World Access believes that existing cash balances of approximately $400.0 million, available borrowings under a $100.0 million revolving bank line of credit and additional cash expected to be generated from the sale of remaining World Access Equipment Group assets will provide World Access with sufficient financial resources to support the cash requirements of World Access, STAR and WorldxChange for at least the next 12 months.

     In June 2000, World Access agreed to acquire all or a majority of TelDaFax AG, a leading provider of bundled fixed line, wireless, Internet and e-commerce services to business and residential customers in Germany. In 1999, TelDaFax produced revenue and earnings before interest, taxes, depreciation and amortization of approximately $329.0 million and $9.0 million, respectively. As of March 31, 2000, TelDaFax had approximately $50.0 million in cash and marketable securities, with essentially no debt.

     TelDaFax currently operates nine switches and has 170 interconnection points within Germany. They are also in the process of deploying a 2,800-kilometer fiber optic network between selected German cities that will provide the foundation for future growth in their service offerings. The TelDaFax network, together with the existing network assets of World Access and Star, will give World Access one of the most extensive telecommunication networks in Germany. In addition, TelDaFax has a dedicated sales force that consists of 350 direct sales personnel and over 1,000 non-exclusive sales agents.

     World Access stockholders will receive a separate proxy statement/prospectus on the TelDaFax acquisition in the near future. The financial statements of TelDaFax have been included in this joint proxy statement/prospectus and considered in the preparation of the Unaudited Pro Forma Financial Information contained herein.

                           SUMMARY OF THE STAR MERGER


THE STAR MERGER


     In the STAR merger, STAR will merge with and into a subsidiary of World Access and become a subsidiary of World Access. In the STAR merger, World Access will issue a total of approximately 22.9 million shares of World Access common stock to the STAR stockholders if it elects to pay all of the STAR merger consideration in stock and will assume approximately $75.0 million of STAR's debt.



     World Access and STAR believe the STAR merger will permit World Access and STAR to realize several benefits, including:



     - potential cost savings and synergies from integrating the systems and operations of both companies;



     - creation of a diversified geographic and product market position for the combined companies;


     - combining operations to take advantage of potential growth in bundled voice, data and Internet services to key international markets; and

     - strengthening international network presence and wholesale customers.


     Despite the anticipated benefits, the parties will incur significant merger related expenses, in addition there are potential risks to the STAR merger, including:



     - profitability may not be achieved;



     - increased cash flow may be necessary to fund capital expenditures and meet obligations on outstanding indebtedness;



     - market share may decrease, and the companies may face pricing pressures if they are not able to compete successfully with other telecommunications firms; and



     - government regulatory policies may increase pricing pressures, delay payments, change foreign currency values and decrease demand for the companies' services and products.



CONDITIONS TO COMPLETION OF THE STAR MERGER



     World Access' and STAR's respective obligations to complete the STAR merger are subject to the satisfaction or waiver of closing conditions.



     The conditions that must be satisfied or waived before World Access is obligated to complete the STAR merger include the following:



     - no material adverse effect may occur with respect to STAR;



     - holders of fewer than 1% of the shares of STAR common stock shall have exercised dissenters' rights of appraisal under Delaware law; and



     - STAR must complete the PT-1 asset sale to Counsel for net cash proceeds of at least $120.0 million or complete the sale of PT-1 to a party other than Counsel for net cash proceeds of at least $150.0 million pursuant to an agreement reasonably satisfactory to World Access.



     Any of the closing conditions can be waived by the party that is not obligated to complete the STAR merger if the condition is not satisfied.



     If either World Access or STAR waives any condition, World Access and STAR will each consider the facts and circumstances at that time and determine whether a resolicitation of proxies from stockholders is appropriate. The boards of directors of STAR and World Access will resolicit stockholder approval of the STAR merger if either company waives a material closing condition that the boards believe a reasonable investor would consider important when deciding to approve the STAR merger.

     The completion of the WorldxChange merger is not a condition to the completion of the STAR merger.



VOTE REQUIRED FOR APPROVAL



     The holders of a majority of the outstanding shares of World Access common stock, Series A preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock, voting together as a single class, must approve and adopt the STAR merger agreement and the STAR merger. The shares of World Access preferred stock are counted as if they have been converted to common stock. In this joint proxy statement/prospectus, we refer to the World Access common stock, the Series A preferred stock, the Series C preferred stock and the Series D preferred stock as the World Access voting stock. World Access stockholders are entitled to cast one vote per share of World Access common stock owned or to be received upon the conversion of shares of preferred stock
owned as of [               ], 2000, the World Access record date.



     The holders of a majority of the outstanding shares of STAR common stock must approve and adopt the STAR merger agreement and the STAR merger. STAR
stockholders can cast one vote per share owned as of [               ], 2000,
the STAR record date.



     World Access stockholders holding [     %] of the total voting power of
World Access as of the World Access record date have agreed to vote in favor of the STAR merger. Directors and officers of World Access collectively
beneficially owned approximately [     %] of the voting power of World Access as
of the World Access record date.



TERMINATION OF THE STAR MERGER AGREEMENT



     The STAR merger agreement may be terminated under limited circumstances at any time before the completion of the STAR merger. The circumstances include:



     - by World Access or STAR, if the STAR merger is not completed on or before September 30, 2000;



     - by World Access or STAR, if the stockholders of World Access or STAR do not adopt the STAR merger agreement by the required vote; and



     - by World Access if there is a default under STAR's anticipated credit agreement with World Access.


TERMINATION FEE


     If the STAR merger agreement is terminated for specific reasons listed in the STAR merger agreement, STAR must pay World Access a termination fee of $14.0 million. STAR will be required to pay the termination fee if the STAR merger agreement is not approved by the required vote of the stockholders of STAR and STAR enters into a definitive agreement with respect to a business combination with another party within one year of the failed stockholder vote.



NO OTHER NEGOTIATIONS INVOLVING POTENTIAL ACQUIRORS



     STAR agreed that until completion of the STAR merger or unless World Access consents in writing, STAR will not discuss the sale of STAR with a potential acquiror other than World Access except under limited circumstances.


MANAGEMENT SERVICES

     World Access and STAR intend to enter into an agreement pursuant to which World Access will provide management services to STAR pending the completion of the STAR merger.

STAR VOTING AGREEMENTS


     STAR stockholders Christopher E. Edgecomb and Samer Tawfik entered into voting and stock transfer restriction agreements with World Access under which they have agreed to vote all of their shares of STAR common stock in favor of the approval and adoption of the STAR merger agreement and approval of the STAR
merger. Messrs. Edgecomb and Tawfik together own approximately      of the
outstanding shares of STAR's common stock as of             , 2000.


OPINIONS OF WORLD ACCESS' AND STAR'S FINANCIAL ADVISORS


     In deciding to approve the STAR merger, World Access' board of directors considered an opinion from its financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, regarding the fairness to World Access, from a financial point of view, of the STAR merger consideration. STAR's board considered the opinion of its financial advisor, Deutsche Bank Securities, Inc., as to the fairness, from a financial point of view, of the merger consideration to the STAR stockholders.



INTERESTS OF DIRECTORS, OFFICERS AND STOCKHOLDERS IN THE STAR MERGER



     When considering the recommendations of World Access' and STAR's boards of directors, you should be aware that some of the directors, officers and stockholders of STAR have interests in the STAR merger that are different from, or are in addition to, all other stockholders of STAR. These interests include the acceleration of stock options and severance payments upon the completion of the STAR merger, as well as the right of STAR's chief executive officer to serve as a director of World Access or appoint someone else to.



ANTITRUST AND DOMESTIC AND FOREIGN REGULATORY APPROVAL REQUIRED TO COMPLETE THE STAR MERGER


     The STAR merger is subject to antitrust laws. World Access, STAR and other related parties have made the required filings with the Department of Justice, the Federal Trade Commission and the German Cartel Office. The Department of Justice and the Federal Trade Commission granted an early termination of the waiting period, effective March 16, 2000. No further action under the U.S. antitrust laws is required, as long as the STAR merger is completed prior to March 16, 2001. On May 18, 2000, the German Cartel office approved the STAR merger. The Department of Justice, the Federal Trade Commission or the German Cartel Office, as well as a foreign regulatory agency or government, state or private person, may challenge the STAR merger at any time before or after its completion.


     The STAR merger is also subject to state and federal telecommunications regulatory approvals. World Access and STAR have filed applications or notices, as required, in 48 states and at the Federal Communications Commission. The Federal Communications Commission has approved the STAR merger.



COMPARATIVE MARKET PRICE INFORMATION


     Shares of World Access common stock and STAR common stock are listed on the Nasdaq National Market. On December 20, 1999, the last full trading day prior to the public announcement of the proposed STAR merger, the World Access common stock and STAR common stock closed at $20 1/2 per share and $8 7/8 per share, respectively. We urge you to obtain current market quotations.


     For a more complete understanding of the STAR merger, please read the documents attached to this joint proxy statement/prospectus, including the STAR merger agreement, which is attached as Annex A, the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, which is attached as Annex C, and the opinion of Deutsche Bank Securities, Inc., which is attached as Annex E.

                         SUMMARY OF THE PT-1 ASSET SALE



THE PT-1 ASSET SALE



     World Access is not obligated to complete the STAR merger unless STAR sells the assets of its wholly-owned subsidiary, PT-1, for net cash proceeds of at least $150.0 million. However, under the STAR merger agreement this condition will be satisfied if STAR sells the assets of PT-1 to Counsel for net cash proceeds of at least $120.0 million under the terms of the PT-1 asset sale agreement.



     STAR and PT-1 have agreed to sell the assets of PT-1 to Counsel for $150.0 million, subject to adjustment based on increases in the accounts payable or receivable of PT-1 and the increases or decreases in the net worth of the assets of PT-1 on the closing date.



     If the STAR stockholders approve the PT-1 asset sale but do not approve the STAR merger, STAR intends to complete the PT-1 asset sale.



CONDITIONS TO COMPLETION OF THE PT-1 ASSET SALE



     STAR's, PT-1's and Counsel's respective obligations to complete the PT-1 asset sale are subject to the satisfaction or waiver of closing conditions. Any of the closing conditions can be waived by the party that is not obligated to complete the PT-1 asset sale if the condition is not satisfied.



     If either STAR or Counsel waives any closing conditions, STAR and Counsel will each consider the facts and circumstances at that time and determine whether a resolicitation of proxies from stockholders is appropriate. The STAR board of directors will resolicit stockholder approval of the PT-1 asset sale if either STAR or Counsel waives a material closing condition that the STAR board of directors believe a reasonable investor would consider important when deciding to approve the PT-1 asset sale.



VOTE REQUIRED FOR APPROVAL



     The holders of a majority of the outstanding shares of STAR common stock must approve the PT-1 asset sale. STAR stockholders are entitled to cast one vote per share owned as of the STAR record date.



TERMINATION OF THE PT-1 ASSET SALE AGREEMENT



     The PT-1 asset sale agreement may be terminated under limited circumstances at any time before the completion of the PT-1 asset sale, including by PT-1 or Counsel if the PT-1 asset sale is not completed on or before August 31, 2000.



TERMINATION FEE



     The PT-1 asset sale agreement may be terminated under limited circumstances at any time before the completion of the PT-1 asset sale. If the PT-1 asset sale agreement is terminated for certain reasons, PT-1 will be required to pay Counsel a termination fee of $5.85 million. PT-1 will be required to pay the termination fee if the PT-1 asset sale agreement is not approved by the required vote of the stockholders of STAR and STAR sells the assets of PT-1 to another party within one year of the failed stockholder vote.



NO OTHER NEGOTIATIONS INVOLVING POTENTIAL ACQUIRORS OF PT-1



     STAR and PT-1 have agreed not to discuss the sale of PT-1 with a potential acquiror other than Counsel.



STAR OFFICER AGREEMENT TO VOTE SHARES IN FAVOR OF THE PT-1 ASSET SALE



     Mr. Edgecomb has agreed to vote all of his shares of STAR common stock in favor of the approval of the PT-1 asset sale. Mr. Edgecomb owns approximately
  % of the outstanding shares of STAR common stock as of           , 2000.

OPINION OF STAR'S FINANCIAL ADVISOR



     In deciding to approve the PT-1 asset sale, STAR's board of directors considered a fairness opinion from its financial advisor, Kaufman Bros., L.P., regarding the fairness, from a financial point of view, of the PT-1 asset sale consideration.



ANTITRUST AND OTHER REGULATORY APPROVAL REQUIRED TO COMPLETE THE PT-1 ASSET SALE



     The PT-1 asset sale is subject to antitrust laws. STAR and Counsel have made the required filings with the Department of Justice and the Federal Trade Commission and the applicable waiting period has terminated. The PT-1 asset sale is also subject to approvals from the Federal Communications Commission and certain state public utility commissions and the required filings have been made.


RIGHTS OF DISSENTING STAR STOCKHOLDERS


     STAR stockholders are not entitled to appraisal rights under Delaware law with respect to the PT-1 asset sale.



     For a more complete understanding of the PT-1 asset sale, please read the documents attached to this joint proxy statement/prospectus, including the PT-1 asset sale agreement attached as Annex F and the opinion of Kaufman Bros. attached as Annex G.

                       SUMMARY OF THE WORLDXCHANGE MERGER



THE WORLDXCHANGE MERGER



     In the WorldxChange merger, WorldxChange will merge into a subsidiary of World Access, with the surviving company continuing as a subsidiary of World Access. In the WorldxChange merger, World Access will issue a total of approximately 29.8 million shares of World Access common stock to the WorldxChange shareholders and will assume approximately $225.0 million of WorldxChange's debt.



     World Access believes the WorldxChange merger will provide several potential benefits, including:



     - strengthening international presence through adding WorldxChange's global communications network and presence in Europe and the Pacific Rim to World Access' operations;


     - providing a stronger telecommunications company during the consolidation trend in the international telecommunications services industry; and

     - combining growing retail operations and adding diversified revenues.


     There are potential risks to the WorldxChange merger, including:



     - profitability may not be achieved;



     - the companies will incur significant merger-related expenses;



     - increased cash flow will be necessary to fund capital expenditures and meet obligations on outstanding indebtedness;



     - market share may decrease, and the companies may face pricing pressures if they are not able to compete successfully with other telecommunications firms; and



     - government regulatory policies may increase pricing pressures, delay payments, change foreign currency values and decrease demand for the companies' services and products.



CONDITIONS TO COMPLETION OF THE WORLDXCHANGE MERGER



     World Access' and WorldxChange's respective obligations to complete the WorldxChange merger are subject to the satisfaction or waiver of closing conditions. Any of the closing conditions can be waived by the party that is not obligated to complete the WorldxChange merger if the condition is not satisfied.



     If World Access waives any condition, World Access will consider the facts and circumstances at that time and determine whether a resolicitation of proxies from its stockholders is appropriate. The World Access board of directors will resolicit stockholder approval of the WorldxChange merger if either company waives a material closing condition that it believes a reasonable investor would consider important when deciding to approve the WorldxChange merger.



     The conditions that must be satisfied or waived before either World Access or WorldxChange is obligated to complete the WorldxChange merger include the following, subject to exceptions and qualifications:



     - the WorldxChange merger agreement and the WorldxChange merger must be approved by the requisite vote or consent of the stockholders of World Access and shareholders of WorldxChange;



     - the registration statement with respect to the shares of World Access common stock to be issued in the WorldxChange merger must be declared effective by the Securities and Exchange Commission; and



     - World Access and WorldxChange must enter into the escrow agreement setting forth the terms and conditions under which the shares of World Access common stock issued in the WorldxChange merger to be placed in escrow will be held and released;

     The conditions that must be satisfied or waived before World Access is obligated to complete the WorldxChange merger include the following, subject to exceptions and qualifications:



     - fewer than 1% of the shares of WorldxChange common stock shall have exercised dissenters' rights under California law;



     - the representations and warranties of WorldxChange must be true and correct;



     - WorldxChange must have complied with its agreements in the WorldxChange merger agreement;



     - all consents and approvals required of WorldxChange to complete the WorldxChange merger must be obtained; and



     - all shares of WorldxChange preferred stock must be voted in favor of the WorldxChange merger and deemed to be converted immediately prior to the completion of the WorldxChange merger into not more than 8,282,829 shares of WorldxChange common stock.



     The conditions that must be satisfied or waived before WorldxChange is obligated to complete the WorldxChange merger include the following, subject to exceptions and qualifications:


     - the representations and warranties of World Access must be true and correct;


     - World Access must have complied with its agreements in the WorldxChange merger agreement; and



     - all consents and approvals required of World Access to complete the WorldxChange merger must be obtained;



     The completion of the STAR merger is not a condition to the completion of the WorldxChange merger.


VOTE OR CONSENT REQUIRED FOR APPROVAL


     The holders of a majority of the outstanding shares of World Access common stock, Series A preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock voting together as a single class, must approve and adopt the WorldxChange merger agreement. The shares of World Access preferred stock are counted on an as-converted to common stock basis. World Access stockholders are entitled to cast one vote per share of World Access common stock owned or to be received upon the conversion of shares of preferred
stock owned as of [            ], 2000, the World Access record date.



     The holders of a majority of the outstanding shares of WorldxChange common stock and WorldxChange preferred stock, voting or consenting as separate classes, must approve and adopt the WorldxChange merger agreement. WorldxChange shareholders are entitled to cast one vote per share of common stock owned as of
[            ], 2000, the WorldxChange record date.



     World Access stockholders holding [     %] of the voting power of World
Access as of the World Access record date have agreed to vote in favor of the WorldxChange merger.



     WorldxChange shareholders holding [     %] of the voting power of
WorldxChange as of the WorldxChange record date have agreed to vote in favor of the WorldxChange merger.

TERMINATION OF THE WORLDXCHANGE MERGER AGREEMENT



     The WorldxChange merger agreement may be terminated under limited circumstances at any time before the completion of the WorldxChange merger.



WORLD ACCESS VOTING AGREEMENT



     World Access stockholders Armstrong International Telecommunications, Inc., WorldCom Network Services, Inc., The 1818 Fund III, L.P., John D. Phillips, W. Tod Chmar and Resurgens Partners, LLC have entered into voting and stock transfer restriction agreements with WorldxChange, under which these World Access stockholders have agreed to vote all shares of World Access capital stock owned by them in favor of the approval and adoption of the WorldxChange merger agreement and the transactions contemplated thereby. In addition, these stockholders have agreed not to transfer or sell their shares of World Access common stock before to the completion of the WorldxChange merger.


     The World Access stockholders who entered into the voting and stock transfer restriction agreements collectively held approximately [ %] of the voting power of World Access as of the World Access record date.


WORLDXCHANGE VOTING AGREEMENTS



     WorldxChange shareholders Atocha, L.P., Roger B. Abbott and Rosalind Abbott (whose shares are jointly owned), Gold & Appel Transfer S.A. and Edward S. Soren have entered into voting and stock transfer restriction agreements with World Access. The agreements require these WorldxChange shareholders to vote all shares of WorldxChange capital stock beneficially owned by them in favor of the approval and adoption of the WorldxChange merger agreement and the transactions contemplated thereby. These WorldxChange shareholders also have agreed to restrictions on the pre-closing transfer of their shares of WorldxChange common stock and post-closing transfer of shares of World Access common stock to be received by them in the WorldxChange merger.



     The WorldxChange shareholders who entered into the voting and stock transfer restriction agreements collectively held approximately [ %] of the voting power of WorldxChange capital stock as of the WorldxChange record date.



OPINION OF WORLD ACCESS' FINANCIAL ADVISORS



     In deciding to approve the WorldxChange merger, World Access' board of directors considered an opinion from its financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, as to the fairness to World Access, from a financial point of view, of the consideration to be paid by World Access pursuant to the WorldxChange merger agreement.



INTERESTS OF DIRECTORS, OFFICERS AND SHAREHOLDERS IN THE WORLDXCHANGE MERGER



     When considering the recommendations of World Access' and WorldxChange's boards of directors, you should be aware that certain World Access and WorldxChange directors, officers and shareholders have interests in the WorldxChange merger that are different from, or are in addition to, all other stockholders of World Access and shareholders of WorldxChange. These interests include the acceleration of stock options and severance payments upon completion of the WorldxChange merger, as well as the right of WorldxChange's Chairman of the Board to serve as a World Access director or appoint someone else to do so.



ANTITRUST AND DOMESTIC AND FOREIGN REGULATORY APPROVALS REQUIRED TO COMPLETE THE WORLDXCHANGE MERGER



     The WorldxChange merger is subject to antitrust laws. World Access, WorldxChange and other related parties have made the required filings with the Department of Justice, the Federal Trade Commission, the German Cartel Office and Australian and New Zealand foreign investment review boards. However, the companies are not permitted to complete the WorldxChange merger until the applicable waiting periods have expired or terminated. The Department of Justice and the Federal Trade Commission granted an early termination of the waiting period, effective April 6, 2000. No further action under the U.S. antitrust laws is required, as long as the WorldxChange merger is completed prior to April 6, 2001. The Department of Justice, the Federal Trade Commission, the German Cartel Office, and the Australian and New Zealand foreign investment review boards, as well as other foreign regulatory agencies or governments, state or private persons, may challenge the WorldxChange merger at any time before or after its completion.



     The WorldxChange merger is also subject to state and federal telecommunications regulatory approvals. World Access and WorldxChange have filed applications or notices, as required, in 48 states and at the FCC. The FCC has approved the WorldxChange merger.



COMPARATIVE MARKET PRICE INFORMATION



     Shares of World Access common stock are listed on the Nasdaq National Market. On February 11, 2000, the last full trading day prior to the public announcement of the proposed WorldxChange merger, the World Access common stock closed at $22 7/8 per share. We urge you to obtain current market quotations. The WorldxChange common stock is not publicly traded.



     Please read the documents attached to this joint proxy statement/prospectus, including the WorldxChange merger agreement, which is attached as Annex B and the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, which is attached as Annex D.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


WORLD ACCESS SELECTED HISTORICAL FINANCIAL INFORMATION


     The selected financial information for each of the five years in the period ended December 31, 1999 set forth below has been derived from and should be read in conjunction with the audited consolidated financial statements of World Access. The financial information for the three month periods ended March 31, 1999 and 2000 have been derived from unaudited consolidated financial statements of World Access, which, in the opinion of World Access' management, include all the significant normal and recurring adjustments necessary for fair presentation of the financial position and results of operations for such unaudited periods.


                                                                                             AS OF AND FOR THE
                                                    AS OF AND FOR THE                          THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                      ENDED MARCH 31,
                                   ----------------------------------------------------   -----------------------
                                    1995      1996       1997       1998        1999         1999         2000
                                   -------   -------   --------   --------   ----------   ----------   ----------
                                                                                                (UNAUDITED)
STATEMENT OF CONTINUING
  OPERATIONS DATA(1):
Carrier service revenue..........  $    --   $    --   $     --   $ 10,787   $  501,081   $   85,098   $  255,541
Gross profit(2)..................       --        --         --        650       52,776        4,944       31,686
Depreciation and amortization....       30        71        115        416       13,541        2,237       17,759
Restructuring charge.............       --        --         --         --       37,800           --           --
Operating loss...................     (880)   (1,011)    (1,550)    (4,383)     (26,998)      (1,062)      (9,849)
Loss from continuing
  operations.....................   (1,292)     (588)      (460)    (5,437)     (27,098)      (2,456)     (17,783)
Loss from continuing operations
  per share......................  $ (0.14)  $ (0.05)  $  (0.03)  $  (0.25)       (0.78)       (0.07)       (0.33)
Weighted average shares
  outstanding....................    9,083    13,044     17,242     22,073       37,423       36,089       55,189
BALANCE SHEET DATA:
Cash and equivalents.............  $ 1,887   $22,480   $118,065   $ 55,176   $  147,432   $   41,112   $  145,347
Short-term investments...........       --        --         --         --           --           --       43,922
Working capital..................   17,884    52,149    206,769    350,816      289,844      127,687      343,236
Total assets.....................   23,604    52,512    207,294    544,649    1,629,804      605,974    2,048,685
Long-term debt...................    3,750        --    115,264    137,523      408,338      135,631      413,989
Total liabilities................    9,270       138    115,539    184,066      732,505      240,333      819,814
Stockholders' equity.............   14,334    52,374     91,755    360,583      897,299      365,641    1,228,871
OTHER FINANCIAL DATA:
EBITDA from continuing operations
  before restructuring
  charge(3)......................  $  (850)  $  (940)  $ (1,435)  $ (3,967)  $   24,343   $    1,175   $    7,910
Capital expenditures.............      280     1,176      3,591     12,216        7,198        1,895        8,997
Cash flows from (used by)
  operating activities...........   (6,445)    1,995     (1,602)   (13,038)      18,515       (8,959)     (22,990)
Cash flows (used by) investing
  activities.....................   (2,432)   (1,792)   (18,240)   (66,527)     (32,186)      (5,585)     (43,614)
Cash flows from financing
  activities.....................   10,010    20,391    115,427     16,676      105,927          480       64,519


---------------


(1) Includes the results of operations for the following businesses from their respective dates of acquisition: Cherry U.S. and Cherry U.K. -- December 1998; Comm/Net -- May 1999; FaciliCom -- December 1999; and LDI -- February 2000.


(2) Gross profit is exclusive of depreciation and amortization related to the services network which is shown separately below.


(3) EBITDA from continuing operations as used in this joint proxy statement/prospectus is earnings (loss) before net interest expense (income), income taxes, foreign exchange gains or losses, depreciation and amortization and is presented because World Access believes that such information is commonly used in the telecommunications industry as one measure of a company's operating performance and historical ability to service debt. EBITDA from continuing operations is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or to be more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. EBITDA, as calculated by World Access, may not be comparable to similarly titled measures reported by other companies and could be misleading unless all companies and analysts calculated EBITDA in the same manner. The following table reconciles our loss from continuing operations to EBITDA from continuing operations and EBITDA from continuing operations before restructuring charge:


                                                                              THREE MONTHS
                                     YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                          ----------------------------------------------   ------------------
                           1995     1996     1997      1998       1999      1999       2000
                          -------   -----   -------   -------   --------   -------   --------
                                                                              (UNAUDITED)
Loss from continuing
  operations............  $(1,292)  $(588)  $  (460)  $(5,437)  $(27,098)  $(2,456)  $(17,783)
Net interest expense
  (income)..............      412     (85)     (838)    4,355      9,606     2,156     11,926
Income taxes benefit....       --    (338)     (252)   (3,301)   (10,126)     (762)    (3,460)
Foreign exchange (gain)
  loss..................       --      --        --        --        620        --       (532)
Depreciation and
  amortization..........       30      71       115       416     13,541     2,237     17,759
                          -------   -----   -------   -------   --------   -------   --------
EBITDA from continuing
  operations............     (850)   (940)   (1,435)   (3,967)   (13,457)    1,175      7,910
Restructuring charge....       --      --        --        --     37,800        --         --
                          -------   -----   -------   -------   --------   -------   --------
EBITDA from continuing
  operations
  before restructuring
  charge................  $  (850)  $(940)  $(1,435)  $(3,967)  $ 24,343   $ 1,175   $  7,910
                          =======   =====   =======   =======   ========   =======   ========

STAR SELECTED HISTORICAL FINANCIAL INFORMATION



     The selected financial information for each of the five years in the period ended December 31, 1999 set forth below has been derived from and should be read in conjunction with the audited consolidated financial statements of STAR. The financial information for the three month periods ended March 31, 1999 and 2000 have been derived from unaudited consolidated financial statements of STAR, which, in the opinion of STAR's management, include all the significant normal and recurring adjustments necessary for fair presentation of the financial position and results of operations for such unaudited periods.



                                                                                      THREE MONTHS
                                         YEARS ENDED DECEMBER 31,                    ENDED MARCH 31,
                           -----------------------------------------------------   -------------------
                            1995       1996       1997       1998        1999        1999       2000
                           -------   --------   --------   --------   ----------   --------   --------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenues.................  $66,964   $283,450   $434,086   $619,220   $1,061,774   $228,209   $255,105
Operating expenses:
  Cost of services(1)....   50,300    244,153    374,504    523,621      925,206    192,914    225,840
  Selling, general and
     administrative......   13,356     41,804     48,906     66,140      160,067     31,465     33,329
  Depreciation and
     amortization........      952      2,343      5,650     15,054       44,236      8,730     13,050
  Loss on impairment of
     goodwill............       --         --         --      2,604           --         --         --
  Merger expense.........       --         --        286      1,026        1,878      1,442         --
                           -------   --------   --------   --------   ----------   --------   --------
  Total operating
     expenses............   64,608    288,300    429,346    608,445    1,131,387    234,551    272,219
                           -------   --------   --------   --------   ----------   --------   --------
  Income (loss) from
     operations..........    2,356     (4,850)     4,740     10,775      (69,613)    (6,342)   (17,114)
Other income (expenses):
  Interest income........       65        138        464      4,469        2,192        729        189
  Interest expense.......     (214)    (1,270)    (2,617)    (3,386)      (9,895)    (1,213)    (2,924)
  Legal settlements and
     expense.............       --       (100)    (1,653)        --           --         --         --
  Other..................      (97)       186        208       (304)       1,373     (2,021)    10,696
                           -------   --------   --------   --------   ----------   --------   --------
  Income (loss) before
     provision for income
     taxes...............    2,110     (5,896)     1,142     11,554      (75,943)    (8,847)    (9,153)
Provision (benefit) for
  income taxes...........       66        577      2,905      9,923      (12,096)    (1,295)    (2,629)
                           -------   --------   --------   --------   ----------   --------   --------
Net income (loss)........  $ 2,044   $ (6,473)  $ (1,763)  $  1,631   $  (63,847)  $ (7,552)  $ (6,524)
                           =======   ========   ========   ========   ==========   ========   ========
Pro forma net income
  (loss)
  (unaudited)(2).........  $   478   $ (7,416)  $ (1,958)
                           =======   ========   ========
Income (loss) per common
  share(3)
  Basic and Diluted......  $  0.10   $  (0.27)  $  (0.06)  $   0.04   $    (1.12)  $  (0.14)  $  (0.11)
                           =======   ========   ========   ========   ==========   ========   ========

                                                                                      THREE MONTHS
                                         YEARS ENDED DECEMBER 31,                    ENDED MARCH 31,
                           -----------------------------------------------------   -------------------
                            1995       1996       1997       1998        1999        1999       2000
                           -------   --------   --------   --------   ----------   --------   --------
                                                                                       (UNAUDITED)
Pro forma income (loss)
  per common share
  (unaudited)(3)
  Basic and Diluted......  $  0.02   $  (0.31)  $  (0.06)
                           =======   ========   ========
Weighted average number
  of common shares
  outstanding -- basic(3)
  Basic..................   19,916     24,076     31,101     40,833       57,036     52,628     58,601
  Diluted................   19,916     24,076     31,101     42,434       57,036     52,628     58,601



                                          AS OF DECEMBER 31,                          AS OF MARCH 31,
                       --------------------------------------------------------   ------------------------
                        1995       1996       1997         1998         1999         1999         2000
                       -------   --------   ---------   ----------   ----------   ----------   -----------
                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
Working capital
  (deficit)..........  $(1,065)  $(10,913)  $   4,692   $   46,698   $ (197,921)  $  (85,773)  $  (160,745)
Total assets.........   37,169     76,250     130,382      374,651      807,754      638,674       741,884
Total long-term
  liabilities, net of
  current portion....    2,980      8,834      14,800       33,048       96,693       38,691        84,060
Accumulated deficit..   (6,294)   (12,077)    (13,737)     (12,106)     (75,953)     (19,657)      (82,477)
Stockholders'
  equity.............    6,614      9,986      40,615      195,591      278,054      336,207       270,068
OTHER FINANCIAL DATA:
EBITDA from
  continuing
  operations(4)......  $ 3,308   $ (2,507)  $  10,390   $   25,829   $  (25,377)  $    2,388   $    (4,064)
Cash flows (used in)
  provided by
  operating
  activities.........    2,076     (2,847)     11,476      (12,379)      40,138       18,593         4,332
Cash flows (used in)
  provided by
  investing
  activities.........   (1,123)   (10,403)    (31,157)    (100,986)     (58,297)     (22,678)        5,482
Cash flows used in
  (provided by)
  financing
  activities.........     (839)    14,721      19,174      158,526         (991)     (21,123)      (22,109)
Capital
  expenditures(5)....    2,922     14,810      26,584      147,236      150,588       32,021        10,387
North American
  wholesale billed
  minutes of use(6)..   38,106    479,681   1,034,187    1,657,523    2,129,296      517,325       481,107
North American
  wholesale revenue
  per billed minute
  of use(7)..........  $0.4102   $ 0.4288   $  0.3612   $   0.3145   $   0.2084   $   0.2468   $    0.1682


---------------


(1) Cost of services is exclusive of depreciation and amortization related to the services network which is shown separately below.

(2) The pro forma net income or loss per share assumes that STAR and CEO Telecommunications, Inc., which STAR acquired in a pooling of interests transaction on November 30, 1997, were C-corporations for all periods presented.


(3) See Note 2 of Notes to Consolidated Financial Statements set forth in STAR's annual report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference herein, for an explanation of the method used to determine the number of shares used in computing basic and diluted income
    (loss) per common share and pro form basic and diluted income (loss) per common share.


(4) EBITDA from continuing operations as used in this joint proxy statement/prospectus is earnings (loss) before net interest expense (income), income taxes, foreign exchange gains or losses, depreciation and amortization and is presented because STAR believes that such information is commonly used in the telecommunications industry as one measure of a company's operating performance and historical ability to service debt. EBITDA from continuing operations is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or to be more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. EBITDA, as calculated by STAR, may not be comparable to similarly titled measures reported by other companies and could be misleading unless all companies and analysts calculate EBITDA in the same manner.


(5) Includes assets financed with capital leases, notes and vendor financing arrangements.


(6) Does not include wholesale billed minutes of use from T-One Corporation, a former subsidiary of STAR, prior to the year ended December 31, 1997. Includes wholesale billed minutes of use attributable to ALLSTAR Telecom, formerly know as United Digital Network, Inc., a subsidiary of STAR, for all years presented.


(7) Represents wholesale gross call usage revenue per billed minute. Amounts exclude other revenue related items such as finance charges. This data does not include wholesale billed minutes of use from T-One prior to the year ended December 31, 1997.


     The following table reconciles STAR's income (loss) from continuing operations to EBITDA from continuing operations (in thousands):


                                                                                  THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                    MARCH 31,
                                -----------------------------------------------   -------------------
                                 1995     1996      1997      1998       1999       1999       2000
                                ------   -------   -------   -------   --------   --------   --------
                                                                                      (UNAUDITED)
Income (loss) from continuing
  operations..................  $2,044   $(6,473)  $(1,763)  $ 1,631   $(63,847)  $ (7,552)  $ (6,524)
Net interest expense
  (income)....................     149     1,132     2,153    (1,083)     7,703        484      2,735
Income tax expense
  (benefit)...................      66       577     2,905     9,923    (12,096)    (1,295)    (2,629)
Other.........................      97       (86)    1,445       304     (1,373)     2,021    (10,696)
Depreciation and
  amortization................     952     2,343     5,650    15,054     44,236      8,730     13,050
                                ------   -------   -------   -------   --------   --------   --------
EBITDA from continuing
  operations..................  $3,308   $(2,507)  $10,390   $25,829   $(25,377)  $  2,388   $ (4,064)
                                ======   =======   =======   =======   ========   ========   ========

WORLDXCHANGE SELECTED HISTORICAL FINANCIAL INFORMATION



     The following table summarizes WorldxChange's financial data. The data presented in this table are derived from the "WorldxChange Selected Consolidated Financial Data" and the consolidated financial statements and notes which are included elsewhere in this joint proxy statement/prospectus. You should read those sections for a further explanation of the financial data summarized here.



                                                                                SIX MONTHS ENDED
                                                 YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                              ------------------------------   -------------------
                                                1997       1998       1999       1999       2000
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues....................................  $331,660   $398,867   $421,580   $190,758   $291,600
Cost of services(1).........................   235,027    287,312    328,334    150,839    230,207
                                              --------   --------   --------   --------   --------
Gross profit................................    96,633    111,555     93,246     39,919     61,393
Selling, general and administrative.........   113,459    114,897    124,112     57,135     84,585
Depreciation and amortization...............     8,677     12,332     17,705      7,679     21,825
                                              --------   --------   --------   --------   --------
Operating loss..............................   (25,503)   (15,674)   (48,571)   (24,895)   (45,017)
Interest expense............................     8,682     11,947     16,883      7,802     13,528
Other expense, net..........................     3,366      1,378        648        397        727
Minority interest...........................      (473)    (1,546)    (2,251)    (1,071)        --
                                              --------   --------   --------   --------   --------
Net loss....................................  $(37,078)  $(27,453)  $(63,851)  $(32,023)  $(59,272)
                                              ========   ========   ========   ========   ========



                                                                                             AS OF
                                                    AS OF SEPTEMBER 30,                    MARCH 31,
                                    ----------------------------------------------------   ---------
                                      1995       1996       1997       1998       1999       2000
                                    --------   --------   --------   --------   --------   ---------
BALANCE SHEET DATA:
Cash and cash equivalents.........  $  1,400   $  3,400   $  4,326   $ 20,917   $ 38,030   $   9,553
Working capital (deficit).........   (15,100)   (35,400)   (50,428)   (37,035)   (37,173)   (268,677)
Total assets......................    55,200     62,800    103,745    120,129    235,002     422,512
Short-term debt and capital lease
  obligations.....................    13,500     15,700      9,456     20,272     20,381     174,142
Long-term debt, net of current
  portion.........................    24,900     24,700     49,204     99,313    129,719      71,434
Minority interest.................        --        300      8,815      7,269         --          --
Total shareholders' deficit.......    (8,600)   (32,000)   (68,880)   (89,593)   (35,053)    (51,789)


                                                                                SIX MONTHS ENDED
                                                 YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                              ------------------------------   -------------------
                                                1997       1998       1999       1999       2000
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
OTHER FINANCIAL DATA:
EBITDA(2)...................................  $(16,826)  $ (3,342)  $(30,866)  $(17,216)  $(23,192)
Cash provided by (used in) operating
  activities................................    (7,206)   (31,735)   (31,549)     2,210    (24,344)
Cash used in investing activities...........   (10,871)   (11,990)   (27,633)   (16,928)   (58,374)
Cash provided by financing activities.......    18,783     60,535     76,284     20,031     54,241
Capital expenditures........................    19,404     22,411     81,024     21,003     16,343

GEOGRAPHIC DATA:
Revenues:
  North America.............................  $291,633   $321,763   $337,457   $147,398   $175,778
  Pacific Rim...............................    24,437     58,382     55,619     29,621     25,829
  Europe....................................    15,590     18,722     28,504     13,739     89,993
                                              --------   --------   --------   --------   --------
          Total.............................  $331,660   $398,867   $421,580   $190,758   $291,600
                                              ========   ========   ========   ========   ========

---------------

(1) Cost of services is exclusive of depreciation and amortization related to the services network which is shown separately below.

(2) EBITDA as used in this joint proxy statement/prospectus is operating loss plus depreciation and amortization expense and is presented because WorldxChange believes that such information is commonly used in the telecommunications industry as one measure of a company's operating performance and historical ability to service debt. EBITDA from continuing operations is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or to be more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. EBITDA, as calculated by WorldxChange, may not be comparable to similarly titled measures reported by other companies and could be misleading unless all companies and analysts calculate EBITDA in the same manner.


     The following table reconciles our net loss to EBITDA:

                                                                                   SIX MONTHS
                                                                                      ENDED
                                                 YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                              ------------------------------   -------------------
                                                1997       1998       1999       1999       2000
                                              --------   --------   --------   --------   --------
Net loss....................................  $(37,078)  $(27,453)  $(63,851)  $(32,023)  $(59,272)
Net interest expense........................     8,682     11,947     16,883      7,802     13,528
Other expense, net..........................     3,366      1,378        648        397        727
Minority interest...........................      (473)    (1,546)    (2,251)    (1,071)        --
Depreciation and amortization...............     8,677     12,332     17,705      7,679     21,825
                                              --------   --------   --------   --------   --------
EBITDA......................................  $(16,826)  $ (3,342)  $(30,866)  $(17,216)  $(23,192)
                                              ========   ========   ========   ========   ========


UNAUDITED SELECTED PRO FORMA FINANCIAL INFORMATION



     The unaudited selected pro forma balance sheet of World Access as of March 31, 2000 set forth below gives effect to the STAR merger, the WorldxChange merger, as well as the PT-1 asset sale and the TelDaFax purchase. The unaudited selected pro forma statement of operations data of World Access for the three months ended March 31, 2000 set forth below gives effect to the mergers reflected above and certain transactions that World Access has completed in 1999, as if consummated at the beginning of 1999. The selected pro forma information set forth below is qualified in its entirety by, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements included herein and the historical financial information of World Access, FaciliCom, Comm/Net, LDI, STAR, WorldxChange and TelDaFax, which, in the case of WorldxChange and TelDaFax, are included in this document and, in the case of World Access, FaciliCom, Comm/Net, LDI and STAR, are incorporated herein by reference.


     The selected pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or operating results that would have occurred if the transactions given retroactive effect therein had been consummated as of the dates indicated, nor is it necessarily indicative of future financial conditions or operating results. See "Unaudited Pro Forma Condensed Combined Financial Statements."

                                                                 YEAR ENDED       THREE MONTHS ENDED
                                                              DECEMBER 31, 1999     MARCH 31, 2000
                                                              -----------------   ------------------
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF
  OPERATIONS DATA:
Service revenues............................................      2,554,632             609,354
Operating expenses:
Cost of services(1).........................................      2,173,494             520,958
Selling, general and administrative.........................        435,658              96,123
Depreciation and amortization...............................        205,161              56,964
Provision for doubtful accounts.............................         60,647              10,405
Merger expense..............................................          1,867                  --
Restructuring and other special charges.....................         44,187                  --
                                                                 ----------            --------
          Total operating expenses..........................      2,921,014             684,450
                                                                 ----------            --------
          Operating loss....................................       (366,382)            (75,096)
Interest and other income...................................         16,521              17,688
Interest and other expense..................................        (91,958)            (24,895)
Foreign exchange loss.......................................         (2,369)                438
                                                                 ----------            --------
          Loss from continuing operations before income
            taxes and minority interests....................       (444,188)            (81,865)
Provision (benefit) for income taxes........................        (15,100)             (4,518)
                                                                 ----------            --------
          Loss from continuing operations before minority
          interest..........................................       (429,088)            (77,347)
Minority interest...........................................          2,388                 635
                                                                 ----------            --------
          Loss from continuing operations...................       (426,700)            (76,712)
Preferred stock dividends...................................         (2,461)               (632)
                                                                 ----------            --------
          Loss from continuing operations available to
          common stockholders...............................     $ (429,161)           $(77,344)
                                                                 ==========            ========
  Loss per common share from continuing operations:
     Basic..................................................     $    (2.90)           $  (0.51)
                                                                 ==========            ========
     Diluted................................................     $    (2.90)           $  (0.51)
                                                                 ==========            ========
  Weighted average shares outstanding:
     Basic..................................................        147,824             152,379
                                                                 ==========            ========
     Diluted................................................        147,824             152,379
                                                                 ==========            ========


---------------


(1) Cost of services is exclusive of depreciation and amortization related to the services network which is shown separately below.

                                                               AT MARCH 31,
                                                                   2000
                                                              ---------------
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA:
Current Assets
Cash and equivalents........................................    $  522,860
Short-term investments......................................        45,232
Restricted cash.............................................        30,847
Accounts receivable.........................................       492,316
Prepaid expenses and other current assets...................        75,635
Net assets held for sale....................................       104,705
Investments.................................................        70,000
                                                                ----------
          Total Current Assets..............................     1,341,595
                                                                ----------
Property and equipment, net.................................       494,667
Goodwill and other intangibles, net.........................     2,192,242
Other assets................................................       165,738
                                                                ----------
          Total Assets......................................    $4,194,242
                                                                ==========
Current Liabilities
Short-term debt.............................................    $  270,913
Accounts payable............................................       661,835
Other accrued liabilities...................................       177,352
                                                                ----------
          Total Current Liabilities.........................     1,110,100
Long-term debt..............................................       544,897
Other long-term liabilities.................................        46,367
                                                                ----------
          Total Liabilities.................................     1,701,364
                                                                ----------
Minority interests..........................................          (548)
Stockholders' Equity
Preferred stock.............................................             6
Common stock................................................         1,538
Additional paid in capital..................................     2,562,233
Accumulated other comprehensive loss........................        (4,368)
Accumulated deficit.........................................       (65,983)
                                                                ----------
          Total Stockholders' Equity........................     2,493,426
                                                                ----------
          Total Liabilities and Stockholders' Equity........    $4,194,242
                                                                ==========

                           COMPARATIVE PER SHARE DATA

                                  (UNAUDITED)


     Set forth below are historical income (loss) per share from continuing operations and book value per common share data of World Access, STAR and WorldxChange and the income (loss) per share from continuing operations and book value per common share data of World Access on a pro forma basis to give effect to the acquisition of Comm/Net in May 1999, the acquisition of FaciliCom in December 1999. No common stock dividends were paid by World Access during the periods presented below.



                                                                                   THREE MONTHS
                                                                 YEAR ENDED           ENDED
                                                              DECEMBER 31, 1999   MARCH 31, 2000
                                                              -----------------   --------------
World Access -- Historical:
  Loss per share from continuing operations:
     Basic..................................................       $(0.78)            $(0.33)
     Diluted................................................        (0.78)             (0.33)
  Book value per common share(1)............................        17.41              20.81
World Access -- Pro Forma(4):
  Loss per share from continuing operations(2):
     Basic..................................................       $(3.62)            $(0.62)
     Diluted................................................        (3.62)             (0.62)
  Book value per common share(3)............................                           17.38
World Access -- Pro Forma(5):
  Net loss per share
     Basic..................................................       $(3.37)            $(0.43)
     Diluted................................................        (3.37)             (0.43)
  Book value per common share...............................                           19.44
World Access -- Pro Forma(6):
  Net loss per share
     Basic..................................................       $(4.25)            $(0.77)
     Diluted................................................        (4.25)             (0.77)
  Book value per common share...............................                           19.13
STAR -- Historical:
  Net loss per share(2):
     Basic..................................................       $(1.12)            $(0.11)
     Diluted................................................        (1.12)             (0.11)
  Book value per common share(1)............................         4.75               4.61
STAR -- Equivalent Pro Forma(7):
  Net loss per share
     Basic..................................................       $(1.40)            $(0.24)
     Diluted................................................        (1.40)             (0.24)
  Book value per common share...............................                            6.72
STAR -- Equivalent Pro Forma(8):
  Net loss per share
     Basic..................................................       $(1.30)            $(0.17)
     Diluted................................................        (1.30)             (0.17)
  Book value per common share...............................                            7.52

                                                                                     SIX MONTHS
                                                                  YEAR ENDED           ENDED
                                                              SEPTEMBER 30, 1999   MARCH 31, 2000
                                                              ------------------   --------------
WorldxChange -- Historical:
  Net loss per share(2):
     Basic..................................................        $(1.91)            $(1.64)
     Diluted................................................         (1.91)             (1.64)
  Book value per common share(1)............................         (0.95)             (1.40)



                                                                                   THREE MONTHS
                                                                 YEAR ENDED           ENDED
                                                              DECEMBER 31, 1999   MARCH 31, 2000
                                                              -----------------   --------------
WorldxChange -- Equivalent Pro Forma(7):
  Net loss per share
     Basic..................................................       $(2.38)            $(0.41)
     Diluted................................................        (2.38)             (0.41)
  Book value per common share...............................                           11.44
WorldxChange -- Equivalent Pro Forma(9):
  Net loss per share
     Basic..................................................       $(2.80)            $(0.51)
     Diluted................................................        (2.80)             (0.51)
  Book value per common share...............................                           12.59


---------------

 (1) Calculated by dividing historical stockholders' equity by the number of outstanding common shares. The outstanding common shares do not include shares issuable upon exercise of stock options, stock warrants, conversion of outstanding convertible securities, or outstanding shares which have been placed in escrow in connection with previous acquisitions.
 (2) Pro forma income (loss) per share from continuing operations is presented on a basic and diluted basis computed as pro forma income (loss) from continuing operations divided by the weighted average number of shares outstanding, assuming shares issued in each of the transactions were outstanding since the beginning of each period presented. The outstanding common shares do not include shares issuable upon exercise of stock options, stock warrants, or conversion of outstanding convertible securities.
 (3) Calculated by dividing pro forma stockholders' equity by the number of outstanding shares of World Access Common Stock expected to be outstanding as of the consummation of the Mergers, and does not include shares issuable upon the exercise of stock options, stock warrants, the conversion of outstanding convertible securities, or outstanding shares which have been placed in escrow in connection with previous acquisitions.

 (4) Pro forma information assumes World Access acquires both STAR and WorldxChange.


 (5) Pro forma information assumes World Access acquires STAR but not WorldxChange.


 (6) Pro forma information assumes World Access acquires WorldxChange but not STAR.


 (7) Equivalent pro forma information assumes World Access acquires both STAR and WorldxChange.


 (8) Equivalent pro forma information assumes World Access acquires STAR but not WorldxChange.


 (9) Equivalent pro forma information assumes World Access acquires WorldxChange but not STAR.

                                  RISK FACTORS



     IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN DECIDING WHETHER TO VOTE FOR OR EXERCISE DISSENTERS' RIGHTS WITH RESPECT TO THE MERGERS.



RISK FACTORS CONCERNING THE COMBINED COMPANY IN CONNECTION WITH THE MERGERS



THE FAILURE TO SUCCESSFULLY INTEGRATE THE COMPANIES BY MANAGING THE SIGNIFICANT CHALLENGES OF INTEGRATING THREE COMPANIES MAY RESULT IN THE COMBINED COMPANY NOT ACHIEVING THE ANTICIPATED BENEFITS OF THE MERGERS.



     The mergers require the integration in a timely manner of three companies that previously operated independently. The companies will have to combine workforces and integrate offices. The combination of the companies may require some employees to relocate as part of this process. World Access expects that after the mergers it will, as a result of the combined company's increased size and requirements, be able to consolidate its purchasing and obtain more favorable prices from suppliers. However, the combined company's ability to do so may be limited by changes in the purchasing power or practices of its competitors and other market dynamics. The integration of the networks of STAR and WorldxChange into the World Access network will be a complex, time consuming and expensive process that may disrupt the combined company's business if not completed in a timely and efficient manner. No assurance can be given that the combined company will be able to successfully integrate its operations without encountering difficulties or experiencing the loss of key employees, extended network downtime, or that the cost savings and synergies expected from integration will be realized. The combined companies may incur significant expenses in consolidating each company's network and operations. The consolidation of the company will require substantial attention from management. These expenses and the diversion of management's attention, as well as any difficulties encountered in the transition and integration process, could have a significant negative effect on the combined company's revenues, levels of expenses and stock price and could damage relationships with key customers and employees.



THE COMBINED COMPANY MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.



     After giving effect to the mergers and certain other transactions, the combined companies would have had total losses of approximately $72.8 million from continuing operations for the three months ended March 31, 2000 and $0.62 per diluted share as compared to the $0.57 loss per diluted share from continuing operations of World Access for the same period on a stand alone basis. The significance of these losses could cause the combined company's stock price to drop and prohibit the combined company from achieving profitability.



THE FIXED EXCHANGE RATIOS IN EACH OF THE MERGERS MAY REQUIRE STAR OR WORLDXCHANGE TO CLOSE THE STAR MERGER OR THE WORLDXCHANGE MERGER, RESPECTIVELY, AT A TIME WHEN THE VALUE OF THE WORLD ACCESS SHARES TO BE RECEIVED BY THE STAR STOCKHOLDERS OR THE WORLDXCHANGE SHAREHOLDERS, RESPECTIVELY, IS SUBSTANTIALLY LESS THAN IT WAS ON THE DATES THE STAR MERGER AGREEMENT AND THE WORLDXCHANGE MERGER AGREEMENT WERE ENTERED INTO.



     Neither WorldxChange nor STAR has the right under their respective merger agreements to decline to close the merger if World Access's stock price falls below any particular level. This could result in WorldxChange and STAR shareholders receiving World Access shares worth substantially less than these shares were worth at the time the merger agreements were entered into.



     The value of the World Access stock on February 11, 2000, which is the original date the exchange ratios were agreed upon, was $22.875. As an example of World Access' stock price volatility, the following table sets forth the high and low closing sale prices per share of World Access common stock on the Nasdaq National Market during the indicated months.



                                                              CLOSING SALE
                                                                 PRICES
                                                              PER SHARE OF
                                                              WORLD ACCESS
                                                                 COMMON
                                                                  STOCK
                                                              -------------
MONTH                                                         HIGH     LOW
-----                                                         -----    ----
July 2000...................................................   $11 3/8  $ 8 5/8
June 2000...................................................    13       10 3/8
May 2000....................................................    17        9 1/4
April 2000..................................................    20       14 1/8
March 2000..................................................    26 7/8   19
February 2000...............................................    24 3/8   17 3/8
January 2000................................................    20 11/16 17 1/4
December 1999...............................................    22       15 5/16
November 1999...............................................    17 1/8   12 3/8
October 1999................................................    13 1/8   11
September 1999..............................................    13 3/16  10 5/16
August 1999.................................................    14 15/16 11 7/8



THE COMBINED COMPANY'S INCREASED FINANCIAL LEVERAGE WILL SUBJECT IT TO SIGNIFICANT OPERATING AND FINANCIAL RESTRICTIONS.



     Immediately after the completion of the mergers, the combined company will have a higher degree of financial leverage than prior to the mergers. At March 31, 2000, World Access had $414.0 million of long-term debt and a total debt to equity ratio of approximately 39.8%, STAR had approximately $43.1 million of long-term debt and approximately $270.1 stockholders' equity and WorldxChange had $71.4 million of long-term debt and negative stockholders' equity. Based on World Access' balance sheet at March 31, 2000 reflecting the combination of World Access, STAR and WorldxChange, the combined company would have had long-term debt of $524.0 million and a total debt to equity ratio of 38.1%.



     The combined company's indebtedness could have serious negative consequences. For example, it could:



     - limit the combined company's ability to obtain additional financing for working capital, capital expenditures or other purposes or make it difficult to obtain such financing on favorable terms;



     - require the combined company to dedicate a substantial portion of its cash flow from operations to service payments on its debt, which will reduce the funds that would otherwise be available for operations and future business opportunities; and



     - make it difficult for the combined company to meet its debt service requirements or force the combined company to modify its operations if there is a substantial decrease in operating income and cash flows or an increase in expenses.



     World Access anticipates that the combined company's 2000 debt service payments will be approximately $415.0 million exclusive of any obligation to redeem its outstanding debt securities. If the combined company is unable to generate sufficient cash flow or to otherwise obtain funds necessary to meet its obligations, or if the combined company does not comply with the various covenants under its indebtedness, the combined company will be in default under the terms of that debt. If the combined company defaults, the holders of indebtedness can accelerate the maturity of the indebtedness that is owed to them, which could cause defaults under the combined company's other indebtedness.

IF THE MERGERS ARE APPROVED, THE VOTING INTERESTS OF CURRENT WORLD ACCESS STOCKHOLDERS WILL BE SUBSTANTIALLY DILUTED IN THE COMBINED COMPANY DUE TO THE ISSUANCE OF COMMON STOCK TO STAR AND WORLDXCHANGE STOCKHOLDERS.



     The completion of the STAR merger and WorldxChange merger will result in a substantial dilution of the voting and equity interests of current World Access stockholders. Following the completion of the mergers and assuming that World Access elects to use its stock as consideration in the STAR merger to the maximum extent possible, the current World Access stockholders will:



          (i) own shares representing approximately 67.0% of the combined company's total voting power and



          (ii) own 68.0% of the total number of outstanding shares of the combined company's common stock on a fully diluted basis.



     If only the STAR merger is completed, assuming that World Access elects to use its stock as consideration in the STAR merger to the maximum extent possible, the current World Access stockholders will:



          (i) own shares representing approximately 82.0% of the combined company's total voting power after completion of the STAR merger and



          (ii) own 83.0% of the total number of outstanding shares of the combined company's common stock on a fully diluted basis after completion of the STAR merger.



If only the WorldxChange merger is completed, the current World Access stockholders will:



          (i) own shares representing approximately 77.0% of the combined company's total voting power after completion of the WorldxChange merger and



          (ii) own 78.0% of the total number of outstanding shares of the combined company's common stock on a fully diluted basis after completion of the WorldxChange merger.



IF THE SALE OF PT-1 IS NOT COMPLETED PRIOR TO THE CLOSING OF THE STAR MERGER, IF STAR DOES NOT RECEIVE NET CASH PROCEEDS OF AT LEAST $120.0 MILLION FROM THE SALE OF THE ASSETS OF PT-1 TO COUNSEL, OR IF STAR DOES NOT RECEIVE NET CASH PROCEEDS OF AT LEAST $150.0 MILLION FROM THE SALE OF PT-1 TO ANOTHER PURCHASER, THE STAR MERGER MAY NOT CLOSE.



     If STAR sells the assets of PT-1 to Counsel for net cash proceeds of less than $120.0 million, or to a purchaser other than Counsel for net cash proceeds of less than $150.0 million, then World Access does not have to complete the STAR merger. There can be no assurance that STAR will complete the PT-1 asset sale to Counsel for net cash proceeds of at least $120.0 million, or to any other purchaser for net cash proceeds of at least $150.0 million, as required by the STAR merger agreement. In the event that the STAR merger is not completed, STAR may face significant costs associated with the failed STAR merger, including a termination fee of $14.0 million, and will need to obtain additional capital. STAR is not certain that it will be able to raise additional capital on favorable terms or at all.

     While STAR believes it will complete the PT-1 asset sale to Counsel, the completion of the PT-1 asset sale is subject to closing conditions contained in the PT-1 asset sale agreement. There can be no assurance that all such conditions will be satisfied. In addition, the PT-1 asset sale agreement provides that the PT-1 asset sale agreement can be terminated under certain circumstances, including by PT-1 or Counsel if the PT-1 asset sale is not completed on or before August 31, 2000.



     STAR cannot guarantee that the PT-1 asset sale will be completed. If the PT-1 asset sale agreement is terminated and STAR does not enter into an alternative definitive agreement for the sale of PT-1, World Access does not have to complete the STAR merger. If the PT-1 asset sale agreement is terminated, STAR may face significant costs associated with the failed PT-1 asset sale, including a termination fee of $5.85 million. In addition, PT-1 will be required to pay the termination fee if the PT-1 asset sale agreement is not approved by the required vote of the stockholders of STAR and STAR sells the assets of PT-1 to another party within one year of the failed stockholder vote.



     In addition, the completion of the PT-1 asset sale to Counsel for net cash proceeds of at least $120.0 million is dependent, in part, on the results of a final audit to be conducted after the close of the PT-1 asset sale. There can be no assurance that the net value of the assets of PT-1 as of the closing of the PT-1 asset sale will be greater than or equal to the net value of the assets as of December 31, 1999 or that there will be no increases in the accounts payable or receivable of PT-1, which may result in net cash proceeds of less than $120.0 million for the PT-1 asset sale.



DECREASED CASH FLOW MAY LIMIT THE COMBINED COMPANY'S ABILITY TO CONTINUE TO MAKE CAPITAL EXPENDITURES FOR THE ACQUISITION AND DEVELOPMENT OF ITS INTERNATIONAL TELECOMMUNICATIONS NETWORK, WHICH IS NECESSARY TO BE COMPETITIVE IN THIS INDUSTRY.



     The combined company will need to enhance and expand its network and build out its telecommunications network infrastructure in order to maintain a competitive position and to meet the increasing demands for service quality, capacity and competitive pricing. The combined company will need to raise additional capital from equity or debt sources if its cash flow from operations is insufficient to meet its capital expenditure and working capital requirements. If the combined company's available cash flow substantially decreases as a result of lower telecommunications prices or for other reasons, the combined company may have limited ability to continue to make capital expenditures for the acquisition and development of its international telecommunications network. If cash flow from operations is not sufficient to satisfy the combined company's capital expenditure requirements, additional debt or equity financing or other sources of capital may not be available to meet the combined company's requirements.



RISK FACTORS CONCERNING THE COMBINED COMPANY'S BUSINESS OPERATIONS



THE COMBINED COMPANY MAY NOT BE ABLE TO LEASE TRANSMISSION FACILITIES AT HISTORICAL RATES, WHICH MAY NEGATIVELY IMPACT THE COMBINED COMPANY'S PROFITABILITY AND CAUSE A LOSS OF CUSTOMERS.



     As a result of the mergers, the combined company will be able to utilize World Access' network facilities, STAR's network facilities and WorldxChange's network facilities. However, the combined company's future profitability will be based in part upon its ability to transmit long distance telephone calls over transmission facilities, also referred to in the industry as network facilities, leased from others on a cost-effective basis. Also, a substantial portion of the combined company's transmission capacity will be obtained on a variable, per minute and short-term basis, subjecting the combined company to the possibility of unanticipated price increases and service cancellations. Since the combined company will not generally have long-term arrangements for the purchase or resale of international long distance services, and since rates fluctuate significantly over short periods of time, the combined company's gross margins are subject to significant fluctuations. Competitive pricing pressures for these facilities may also negatively impact the combined company in the longer term.

IF THE COMBINED COMPANY CANNOT SUCCESSFULLY ENTER THE DATA TRANSMISSION BUSINESS, IT MAY LOSE CUSTOMERS AND INCUR SIGNIFICANT EXPENSES.



     The combined company's experience in providing data transmission services to date has been limited and, consequently, the combined company can provide no assurance that it will be successful in the data transmission business. The combined company's ability to successfully enter the data transmission business will depend upon, among other things, its ability to:



     - select new equipment and software and integrate these into its network;



     - hire and train qualified personnel; and



     - enhance its billing, back-office and information systems to accommodate data transmission services and customer acceptance of its service offerings.



     In providing data transmission services, the combined company will be dependent upon vendors for assistance in the planning and deployment of its data product offerings, as well as ongoing training and support. If the combined company is not successful at entering the data transmission business, it may suffer a loss of customers and incur significant expenses without any increase in income to offset such expenses.



TECHNICAL DIFFICULTIES WITH OR FAILURES IN THE COMBINED COMPANY'S
TELECOMMUNICATIONS NETWORK COULD RESULT IN DISSATISFIED CUSTOMERS AND LOST REVENUE.



     In Europe, there are a number of different protocols for data transmission. The combined company's network will need to be able to handle all of these protocols, which will pose technical difficulties. Technical difficulties with or failures in the combined company's telecommunications network could result in dissatisfied customers and lost revenue. For example, a failure in a portion of the combined company's network could prevent the combined company from delivering telephone calls initiated by its customers. Additionally, technical difficulties with the network could cause the loss of call detail record information, which is the basis for the combined company's ability to process and substantiate customer billings. Components of each companies' networks have failed in the past, which have resulted in lower billing collections. The combined company can provide no assurance that similar or other failures or technical difficulties will not occur in the future, which could result in the loss of customers and revenue.



WORLD ACCESS MAY NOT BE ABLE TO INCREASE ITS NETWORK CAPACITY AT A RATE THAT IS COMMENSURATE WITH THE DEMANDS OF ITS CUSTOMER BASE.



     World Access is currently in the process of expanding its network, and as it expands its network and the volume of its network traffic, its cost of revenues will increasingly consist of fixed costs arising from the ownership and maintenance of switches and fiber optic cables. These costs may increase, and its operating margins may decrease. If its traffic volume were to decrease, or fail to increase to the extent expected or necessary to make efficient use of its network, its costs as a percentage of revenues would increase significantly, which could significantly decrease the revenues of its business operations.



     In addition, World Access' business depends in part on its ability to obtain transmission facilities on a cost-effective basis. World Access may not be able to obtain sufficient transmission facilities or access to undersea fiber optic cable on economically viable terms. World Access' failure to obtain telecommunications facilities that are sufficient to support its network traffic in a manner that ensures the reliability and quality of its telecommunications services could increase World Access' operational costs, as well as cause a loss of customers due to poor quality or unreliable service.



THE COMBINED COMPANY'S BUSINESS IS DEPENDENT UPON THE INTEGRITY AND EXPANSION OF ITS NETWORK AND TELECOMMUNICATIONS FACILITIES, WHICH PUTS ITS OPERATIONS AT RISK TO OUTSIDE FORCES BEYOND ITS CONTROL.



     Any system or network failure that interrupts the combined company's operations could cause the loss of customers, a reduction in revenues or a decrease in the combined company's stock price. The combined company's operations are dependent on its ability to successfully expand its network and integrate new and emerging technologies and equipment into its network, which are likely to increase the risk of system failure and to cause strain upon the networks. The combined company's operations also depend on its ability to protect its hardware and other equipment from damage from natural disasters such as fires, floods, hurricanes and earthquakes, other catastrophic events such as civil unrest, terrorism and war and other sources of power loss and telecommunications failures. The combined company's cannot be certain that its switches will not become disabled in the event of an earthquake, power outage or otherwise. A network failure or a significant decrease in telephone traffic as a result of a natural or man-made disaster could have a material adverse effect on the combined company's relationships with its customers, its revenues and its operating results.



THE COMBINED COMPANY MAY BE UNABLE TO MANAGE EFFECTIVELY WORLD ACCESS' RECENT RAPID GROWTH AND THE RAPID GROWTH PLANNED FOR THE COMBINED COMPANY, WHICH MAY ADVERSELY AFFECT THE QUALITY OF THE COMBINED COMPANY'S PRODUCTS AND SERVICES AND ITS ABILITY TO RETAIN KEY PERSONNEL.



     World Access' rapid growth from recent acquisitions and the expansion of its operations has placed significant demands on its resources. In addition, World Access expects that its expansion into foreign countries will lead to increased financial and administrative demands, such as:


     - increased operational complexity associated with expanded network facilities;

     - administrative burdens associated with managing an increasing number of foreign subsidiaries and relationships with foreign partners; and

     - expanded treasury functions to manage foreign currency risks.


     If World Access, and the combined company after the mergers, is unable to manage its growth effectively, the quality of its products and services and its ability to retain key personnel could be adversely affected. To successfully manage its future growth, the combined company must effectively manage its operational, financial and management information systems, as well as its employees.



RISK FACTORS CONCERNING THE COMPANIES' FINANCIAL CONDITION



WORLD ACCESS MAY SUSTAIN MATERIAL LIABILITY AS A RESULT OF STOCKHOLDER SUITS.



     Following World Access' announcement in January 1999 regarding earnings expectations for the quarter and year ended December 31, 1998 and the subsequent decline in the price of World Access common stock, a number of stockholders filed class action complaints against World Access. The plaintiffs allege violations of the federal securities laws and have requested an unspecified amount of damages in their complaints and have not quantified their claim at the time this joint proxy statement/prospectus was printed. World Access may have to pay substantial damages if the plaintiffs are successful in their actions.



RESTRICTIONS UNDER THE WORLD ACCESS CREDIT FACILITY MAY REQUIRE WORLD ACCESS TO MAKE BUSINESS DECISIONS THAT ARE ADVERSE TO WORLD ACCESS' LONG TERM INTERESTS AND THE INTERESTS OF ITS STOCKHOLDERS.



     Restrictions under the World Access $100.0 million revolving line of credit facility may require World Access to make business decisions that are adverse to World Access' long term interests and to the interests of the holders of its common stock. For example, World Access generally must obtain the lenders' consent and sometimes prepay a portion of the outstanding debt under the credit facility before it can issue securities, enter into acquisitions for cash or securities, dispose of its assets or incur additional debt. World Access also must maintain certain operating ratios and achieve specified financial thresholds.



     Upon a default under World Access' credit facility, the lenders may require World Access to immediately repay the entire amount outstanding under the credit facility. If World Access cannot repay these borrowings, it may need to seek the protection of the federal bankruptcy laws to continue operating its business, and possibly sell its assets, which would have a material adverse effect on its business and its relationships with customers, suppliers and employees. Even if World Access is able to repay all amounts owed under the credit facility, the payment of the amount outstanding under the credit facility could result in a loss in liquidity. In addition, in the event of a default under the credit facility that World Access does not cure, the lenders could foreclose on the collateral securing the loans, which would result in the lenders owning and having effective control over World Access' operations and possibly in the sale of World Access' assets, which would have a material adverse effect on World Access' business and its relationships with customers, suppliers and employees.



IF STAR'S LENDERS DO NOT EXTEND THE DUE DATE FOR CERTAIN DEBT, OR IF THEY SUE TO COLLECT CERTAIN DEBTS PRIOR TO COMPLETING THE PT-1 ASSET SALE, STAR COULD BECOME INSOLVENT OR BE FORCED TO FILE FOR BANKRUPTCY.



     STAR is subject to certain restrictions under its financing arrangements, including its financing arrangement with WorldCom Network Services, Inc. If STAR violates any restrictions under its financing arrangements, STAR's lenders may accelerate payment of the amounts STAR owes them. If STAR's lenders do not extend the due date for STAR's debt or if STAR's lenders sue to collect on any of STAR's debt, it could force STAR to file for bankruptcy or reorganize its business.



     If STAR violates any restrictions under its receivables sale agreement with RFC, RFC may declare an event of default and no longer purchase receivables from STAR. If RFC does not continue to purchase STAR's receivables, STAR may be deprived of needed liquidity. RFC can refrain from purchasing additional receivables from STAR if STAR is in default under any other financing arrangement.



     STAR has entered into promissory notes with WorldCom Network Services in the amounts of $56.0 and up to $30.0 million, both of which are currently due on August 31, 2000. In addition, STAR and certain of its subsidiaries owe Nortel Networks, Inc. approximately $35 million. STAR intends to seek extensions on a month to month basis from WorldCom Network Services to permit the PT-1 asset sale to close and is working to obtain payment terms from Nortel. If STAR commits a breach of the terms of the STAR merger agreement which results in World Access having the right to terminate the STAR merger agreement, WorldCom Network Services can accelerate payment of the outstanding balance. If STAR is unable to obtain an extension from WorldCom Network Services and WorldCom Network Services seeks to collect its debt, or if Nortel seeks to collect the sum STAR and its subsidiaries owes to it, STAR and certain of its subsidiaries may need to seek the protection of the federal bankruptcy laws to continue operating its business, unless the sale of PT-1 is completed before these debts are sought to be collected.



     STAR's anticipated financing arrangement with World Access provides for a mutually agreeable initial advance but no such advance has been made, nor have any other advances been made despite STAR's request. There can be no assurance that World Access will provide financing to STAR. If World Access does provide financing to STAR, such financing would be due if the STAR merger agreement was terminated or if any terms of the financing were breached.



     There can be no assurance that STAR will not breach any restrictions under its financing arrangements, that it will not breach the terms of the STAR merger agreement or that if STAR enters into a financing arrangement with World Access, that World Access will agree to make additional advances to STAR. STAR cannot predict what actions its lenders will take if it is out of compliance with any restrictions under any of its financing arrangements or under the STAR merger agreement.



IF WORLDXCHANGE'S LENDERS ACCELERATE PAYMENT OF THE AMOUNTS WORLDXCHANGE OWES THEM, WORLDXCHANGE COULD BECOME INSOLVENT OR BE FORCED TO FILE FOR BANKRUPTCY.



     WorldxChange is subject to certain restrictions under its financing arrangements, including its financing arrangement with Foothill Capital Corporation. If WorldxChange violates any restrictions under its financing arrangements, its lenders may accelerate payment of the amounts it owes them. If the lenders accelerate payment on any of WorldxChange's debt, it could force WorldxChange to file for bankruptcy or reorganize its business. Under WorldxChange's financing arrangements, if WorldxChange commits a breach of the terms of these arrangements, WorldxChange's lenders can accelerate payment of their obligations. There can be no assurance that WorldxChange will not breach any of its financing arrangements. WorldxChange cannot predict what actions its lenders will take if it is out of compliance with any restrictions under any of its financing arrangements.



WORLDXCHANGE WILL NOT HAVE SUFFICIENT CASH FLOW FROM ITS BUSINESS TO PAY ITS DEBT, AND UNLESS THE WORLDXCHANGE MERGER IS COMPLETED BEFORE OCTOBER 1, 2000, WORLDXCHANGE WILL NEED TO RAISE ADDITIONAL CAPITAL TO PAY, OR WILL NEED TO RESTRUCTURE, ITS DEBT OBLIGATIONS, WHICH CANNOT BE ASSURED.



     The amount of WorldxChange's outstanding debt is large compared to its cash flow. As of March 31, 2000 WorldxChange had:



        - total consolidated debt of approximately $204.5 million; and



        - stockholders' deficit of approximately $51.8 million.



     Of WorldxChange's total consolidated debt, approximately $162.0 million is due over the next 12 months. The earliest of the maturity dates for this debt is October 1, 2000. WorldxChange will not generate enough cash from its operations to meet these obligations. If the WorldxChange merger is not completed by the earliest maturity of these obligations, WorldxChange will need to raise additional capital to pay, or will need to restructure, a substantial portion of these obligations. No assurance can be given that additional capital will be raised or that such obligations can or will be restructured.



DUE TO STAR'S LARGE AMOUNT OF DEBT PAYMENTS, STAR WILL NOT HAVE SUFFICIENT CASH FLOW FROM ITS INDEPENDENT BUSINESS OPERATIONS TO PAY ITS DEBT AND STAR MAY NEED TO RAISE ADDITIONAL CAPITAL TO PAY, OR WILL NEED TO RESTRUCTURE, ITS DEBT OBLIGATIONS IF THE PT-1 ASSET SALE IS NOT COMPLETED, WHICH CANNOT BE ASSURED.



     The amount of STAR's outstanding debt is large compared to its cash flow and the net book value of its assets. STAR is required to make significant payments under its outstanding debt. As of March 31, 2000, STAR had:



        - total consolidated debt of approximately $179.0 million, including $25.9 million outstanding under its receivables sale arrangement with RFC and $56.0 million under its financing arrangement with WorldCom Network Services which was entered into on April 12, 2000; and



        - stockholders' equity of approximately $270.1 million.



     The WorldCom debt is currently due August 31, 2000 and STAR will seek month to month extensions of this debt to permit the STAR merger to close.



     The following chart shows the interest and principal payments due on all of STAR's currently outstanding debt for each of the next five fiscal years, assuming STAR's lenders do not require early payment of the amounts due under its credit arrangements. Also, because the interest rates under some of its credit arrangements are based upon variable market rates, the amount of these interest payments could fluctuate in the future.


                                                               SCHEDULED PAYMENTS
                                                              --------------------
                                                              INTEREST   PRINCIPAL
                                                              --------   ---------
                                                                 (IN THOUSANDS)
For the year ending December 31:
  2000......................................................  $10,012     $75,690
  2001......................................................    6,487     107,637
  2002......................................................    1,679      20,675
  2003......................................................    1,428       8,446
  2004......................................................        0           0


     Due to the large amount of these principal and interest payments, STAR will not generate enough cash from its operations to meet these obligations. In addition, because of the large amount of STAR's debt and the restraints on its cash flow, STAR has experienced difficulty paying trade debts as they become due. STAR expects that the proceeds it receives from the sale of the assets of PT-1 will provide it with sufficient capital to continue its operations and service its debt. However, there can be no assurance that the PT-1 asset sale will close, that STAR will find an alternative buyer for PT-1 or that the proceeds STAR receives from the PT-1 asset sale will be sufficient. If the PT-1 asset sale is not completed, STAR will need to raise additional capital to pay its debts, or will need to restructure a substantial amount of these obligations. No assurance can be given that additional capital will be raised or that such obligations can or will be restructured.



WORLD ACCESS RELIES ON MCI WORLDCOM FOR A SUBSTANTIAL AMOUNT OF ITS GROSS PROFITS AND THE TERMINATION OF WORLD ACCESS' CARRIER SERVICE AGREEMENT WITH MCI WORLDCOM COULD SIGNIFICANTLY DECREASE ITS REVENUES AND GROSS PROFITS.



     World Access entered into a Carrier Service Agreement with MCI WorldCom under which MCI WorldCom purchases international long distance services from World Access on a wholesale basis. World Access recorded approximately $53.0 million of revenue and related gross profit of $18.0 million during the first quarter of 2000. This represented approximately 21.0% and 56.0% of World Access' total revenue and gross profit, respectively. Termination of the service agreement, or any reduction in the services provided, could significantly decrease World Access' revenues and profits, particularly in the carrier services business. MCI WorldCom Network Services is obligated to purchase from World Access at least $25.0 million a month of such services, provided the services are of acceptable quality and the rates quoted are at least equal to the rates WorldCom Network Services is obtaining from other third party providers. The service agreement is for a one-year term but automatically renews each month, subject to a one year termination notice.



RISK FACTORS CONCERNING THE COMPANIES' INDUSTRY



THE COMPANIES' RELIANCE ON INTERNATIONAL SALES IS SIGNIFICANT AND COULD RESULT IN LOST REVENUE AND INCREASED COSTS BECAUSE OF INTERNATIONAL REGULATORY CHANGES, POLITICAL AND ECONOMIC INSTABILITY AND DIFFICULTY IN COLLECTION EFFORTS.



     Non-U.S. sales represented approximately 4.8% of World Access' total sales in the year ended December 31, 1999, approximately 11.7% of STAR's total sales in the year ended December 31, 1999 and approximately 25.5% of WorldxChange's total sales in the year ended December 31, 1999. After the mergers, the combined company intends to increase its international sales. The companies international sales are subject to inherent risks, including:


     - changes in regulatory requirements, tariffs or other barriers;

     - difficulties in staffing and managing foreign operations;

     - long payment cycles;

     - unstable political and economic environments;


     - potentially adverse tax consequences of international tax laws; and



     - fluctuations in foreign currency values.



THE COMBINED COMPANY CANNOT ASSURE YOU THAT ITS PLANNED ENTRY INTO THE INTERNET AND DATA BUSINESS IN EUROPE WILL BE SUCCESSFUL DUE TO THE LEVEL OF COMPETITION AND THE COMBINED COMPANY'S LACK OF EXPERIENCE IN THIS NEW MARKET.



     The market for Internet connectivity and related services is extremely competitive. The combined company's primary competitors will include other Internet service providers that have a significant national or international presence, but soon may also include competition from traditional telecommunications carriers that expand into the market for Internet services. Many of these carriers have substantially greater resources, capital and operational experience than the combined company will have. The combined company will require substantial additional capital to make investments in its Internet operations, and may not be able to obtain that capital on favorable terms or at all.



     Even if the combined company is able to establish and expand its Internet business, it will face numerous risks that may adversely affect the operations of its Internet business. These risks include:



     - competition in the market for Internet services;



     - its ability to adapt and react to rapid changes in technology related to the Internet;



     - vulnerability to unauthorized access, computer viruses and other disruptive problems;



     - adverse regulatory developments; and



     - difficulties managing the growth of its Internet business, including the need to enter into agreements with other providers of infrastructure capacity and equipment and to acquire other Internet service providers and Internet-related businesses on acceptable terms.



AS THE COMBINED COMPANY EXPANDS ITS FOCUS ON RETAIL CUSTOMERS AND EMERGING CARRIERS, ITS LEVEL OF UNCOLLECTIBLE DEBT MAY INCREASE.



     In the companies' experience, a greater percentage of the revenues generated by retail customers and from emerging carriers has been uncollectible as compared to revenues generated by sales to established wholesale carriers and large international carriers. Therefore, since the percentage of World Access' revenues after the mergers derived from retail operations and from sales to emerging carriers will increase as a result of the mergers, its level of uncollectible debt may increase, which would result in lower revenues and profits. In addition, the combined company may expend considerable resources to collect receivables from customers who fail to make timely payments.



DELAYS AND INCONSISTENCIES IN IMPLEMENTATION OF THE WORLD TRADE ORGANIZATION AGREEMENT AND OTHER COMPETITIVE DIRECTIVES MAY SLOW DOWN THE RATE OF THE COMBINED COMPANY'S EXPANSION IN SOME FOREIGN COUNTRIES



     Under the World Trade Organization Agreement, the U.S. and 68 other countries agreed to open their telecommunications markets to competition and foreign ownership effective February 5, 1998. These World Trade Organization member countries, which have increased to 72, represent approximately 90% of worldwide telecommunications traffic. Although the World Trade Organization Agreement has been implemented, to some degree, by most of the 72 signatory countries, some signatory countries have not yet fully implemented their World Trade Organization commitments. The combined company's ability to expand its operations internationally will be limited if any signatory country to the World Trade Organization Agreement fails to implement its obligations on a timely basis.



     The national governments of the European Union member states were required to pass legislation to liberalize the telecommunications markets within their countries to implement European Commission directives. Most of the member states have now implemented the required legislation. The legislation and/or its implementation have, in certain circumstances, imposed significant obstacles on the ability of carriers to proceed with the licensing process. These barriers include requirements that carriers:


     - post significant bonds or make significant capital commitments to build infrastructure;

     - complete extensive application documentation; and

     - pay substantial license fees.


     Implementation has also been slow in certain member states as a result of their failure to dedicate the resources necessary to have a functioning regulatory body in place. These factors and slow implementation of legislation in connection with deregulation of telecommunications services could slow down the combined company's rate of expansion and increase the cost of such expansion.

GOVERNMENT REGULATORY POLICIES AND INDUSTRY CONSOLIDATION IN EUROPE MAY DECREASE PROFIT MARGINS AND INCREASE PRICING PRESSURES IN THE COMBINED COMPANY'S INDUSTRY AND DECREASE DEMAND FOR SERVICES AND PRODUCTS.



     The companies expect that government regulatory policies, including the Telecommunications Act of 1996, are likely to continue to have a major impact on the pricing of both existing and new public network services and possibly accelerate the entrance of new competitors and consolidation of the industry. In addition, industry consolidation, especially in Europe, may decrease profit margins. These trends may decrease demand for the combined company's services and products that support these services. Lower prices may affect the cost effectiveness of the combined company's deployment of public network services. User uncertainty regarding future policies may also decrease demand for the combined company's telecommunications products and services.



FOREIGN GOVERNMENTS MAY ATTEMPT TO PREVENT THE COMBINED COMPANY FROM CONDUCTING ITS BUSINESS AND FROM EXPANDING INTO THE FOREIGN COUNTRY.



     Governments of many countries exercise substantial influence over various aspects of the telecommunications market. In some cases, the government owns or controls companies that are or may become the combined company's competitors or on which the combined company may depend for required interconnections to local telephone networks and other services. Accordingly, government actions in the future could block or impede the combined company's operation of its business.



     World Access desires to expand the combined company's foreign operations as these markets increasingly permit competition. The nature, extent and timing of the combined company's foreign operations, however, will be determined, in part, by the actions taken by foreign governments to permit competition and the response of incumbent carriers to these efforts. The regulatory authorities in these countries may not provide the combined company with practical opportunities to compete in the near future, or at all, and the combined company may not be able to take advantage of any such liberalization in a timely manner.



RECENT FEDERAL COMMUNICATIONS COMMISSION ACTIONS MAY ADVERSELY AFFECT THE COMBINED COMPANY'S OPERATIONS AND REVENUES BY INCREASING COMPETITION, WHICH MAY INCREASE PRICING PRESSURES AND DECREASE DEMAND FOR THE COMBINED COMPANY'S SERVICES.



     Recent Federal Communications Commission rulemaking orders and other actions have lowered the entry barriers for new carriers and resale international carriers by streamlining the processing of new applications and by eliminating the international settlements policy for arrangements with foreign carriers that lack market power and on other selected routes. In addition, the Federal Communications Commission's rules implementing the World Trade Organization Basic Telecommunications Agreement presume that competition will be advanced by the U.S. entry of carriers and resale carriers from World Trade Organization member countries, thus further increasing the number of potential competitors in the U.S. market and the number of carriers which may also offer end-to-end services. Increased competition may increase pricing pressures, reduce the combined company's margins and decrease demand for the combined company's services.



FEDERAL COMMUNICATIONS COMMISSION INTERVENTION REGARDING THE SETTLEMENT RATES CHARGED BY FOREIGN CARRIERS MAY DISRUPT THE COMBINED COMPANY'S TRANSMISSION ARRANGEMENTS TO CERTAIN COUNTRIES AND CAUSE THE COMBINED COMPANY TO SUFFER A DECREASE IN REVENUES.



     The Federal Communications Commission recently has sought to reduce the foreign routing costs of U.S. international carriers by prescribing maximum or benchmark settlement rates which foreign carriers may charge U.S. carriers for routing telecommunications traffic. The Federal Communications Commission's benchmarks order was recently upheld by the U.S. Court of Appeals for the District of Columbia circuit. The Federal Communications Commission's action may reduce the combined company's settlement costs, although the costs of other U.S. international carriers also may be reduced in a similar fashion. The Federal Communications Commission has not stated how it will enforce the new settlement benchmarks if U.S. carriers are unsuccessful in negotiating settlement rates at or below the prescribed benchmarks. Any future Federal Communications Commission intervention could disrupt the combined company's transmission arrangements to certain countries or require the combined company to modify its existing arrangements, which could cause the combined company to suffer a decrease in revenues.



A RECENT FEDERAL COMMUNICATIONS COMMISSION ORDER DIRECTING ALL DOMESTIC INTERSTATE CARRIERS TO DE-TARIFF THEIR SERVICES MAY ADVERSELY AFFECT THE COMBINED COMPANY'S ABILITY TO COMPETITIVELY PRICE ITS SERVICE OFFERINGS.



     The Telecommunications Act of 1996 permits the Federal Communications Commission to forbear enforcement of tariff provisions, which apply to all interstate and international carriers, and the U.S. Court of Appeals for the District of Columbia Circuit recently upheld the Federal Communications Commission's order directing all domestic interstate carriers to de-tariff their offerings. The Federal Communications Commission's order only applies to domestic services. However, the Federal Communications Commission may forbear its current tariff rules for U.S. international carriers such as the combined company, or order these carriers to de-tariff their services. Any such Federal Communications Commission action would likely afford non-dominant international carriers greater flexibility in pricing service offerings, which would increase the combined company's competition. The Federal Communications Commission routinely reviews the contribution rate for various levels of regulatory fees, including the rate for fees levied to support universal service, which fees may be increased in the future for various reasons, including the need to support the universal service programs mandated by the Telecommunications Act of 1996, the total costs for which are still under review by the Federal Communications Commission.



DELAYS AND COSTS INCURRED IN ACHIEVING COMPLIANCE WITH GOVERNMENT REGULATIONS AND EVOLVING INDUSTRY STANDARDS FOR THE COMBINED COMPANY'S PRODUCTS COULD ADVERSELY AFFECT ITS REVENUES.



     If the combined company's products fail to comply with the various existing and evolving regulations and industry standards or if the combined company experiences delays and incurs costs in achieving compliance with these regulations and standards, revenues could materially decrease as a result of the increased costs. The combined company's products must meet a significant number of voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. In the United States, these products and services must comply with various regulations promulgated by the Federal Communications Commission, as well as with standards established by Bell Communications Research. Internationally, the combined company's products and services must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of the International Telecommunications Union. Any failure to comply with these standards could result in a material reduction of revenue and a loss of customers for the combined company.



RISK FACTORS CONCERNING THE COMBINED COMPANY'S COMMON STOCK



SIGNIFICANT VARIANCE IN THE COMBINED COMPANY'S QUARTERLY OPERATING RESULTS COULD ADVERSELY AFFECT THE PRICE OF THE COMBINED COMPANY'S COMMON STOCK.



     In future quarters, the combined company's results of operations may fail to meet the expectations of market analysts and investors, which may adversely affect the price of its common stock. World Access' quarterly operating results have varied significantly in the past, and the combined company's quarterly operating results are expected to do so in the future. World Access' revenues, costs and expenses have fluctuated significantly in the past and are likely to continue to fluctuate significantly in the future as a result of numerous factors. The combined company's revenues in any given period can vary due to factors such as:


     - call volume fluctuations, particularly in regions with relatively high per-minute rates;

     - the addition or loss of major customers, whether through competition or merger;

     - the loss of economically beneficial routing options for the termination of traffic; and



     - technical difficulties with or failures of portions of its network that impact its ability to provide service to or bill customers.



     The combined company's cost of services and operating expenses in any given period can vary due to factors such as:



     - fluctuations in rates charged by carriers to terminate traffic;


     - increases in bad debt expense and reserves;

     - the timing of capital expenditures, and other costs associated with acquiring or obtaining other rights to switching and other transmission facilities;


     - changes in sales incentive plans; and


     - costs associated with changes in staffing levels of sales, marketing, technical support and administrative personnel.


     In addition, the combined company's operating results can vary due to factors such as:


     - changes in routing due to variations in the quality of vendor transmission capability;


     - the amount of, and the accounting policy for, return traffic under operating agreements;


     - actions by domestic or foreign regulatory entities;


     - the level, timing and pace of the combined company's expansion in international and retail markets; and


     - general domestic and international economic and political conditions.


     Further, World Access obtains a substantial portion of its transmission capacity on a variable, per minute and short-term basis. Therefore, World Access may experience unanticipated price increases and service cancellations. Since World Access does not generally have long-term arrangements for the purchase or resale of long distance services, and since rates fluctuate significantly over short periods of time, World Access' gross margins may also fluctuate significantly over short periods of time.



     In response to competitive pressures or new product and service introductions, the combined company may take certain pricing or marketing actions that could materially adversely affect its quarterly operating results. World Access currently bases its expense levels, in part, on its expectations of future sales. If future sales levels are below expectations, then the combined company may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected sales shortfall.



     Accordingly, you should not rely upon period-to-period comparisons of operating results as an indication of future performance. In addition, the operating results of any quarterly period are not indicative of results that you should expect for a full fiscal year. Historically, World Access has generated a disproportionate amount of its operating revenues toward the end of each quarter, making precise prediction of revenues and earnings particularly difficult and resulting in risk of variance of actual results from those forecast at any time.


FORWARD-LOOKING STATEMENTS


     This joint proxy statement/prospectus and the documents incorporated by reference in this joint proxy statement/prospectus contain certain information regarding our plans and strategies that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this joint proxy statement/prospectus or in the documents incorporated by reference, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar terms and/or expressions are intended to identify forward-looking statements. These statements reflect the companies' assessment of a number of risks and uncertainties, and their actual results could differ materially from the results anticipated in these forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, the issues discussed above in the Risk Factors section. The companies caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made.



                                   PROPOSAL 1



                    THE MERGER BETWEEN WORLD ACCESS AND STAR



     This section of the joint proxy statement/prospectus describes the proposed merger between World Access and STAR. This proposal is for consideration by the World Access stockholders and the STAR stockholders, voting separately. The completion of the STAR merger is conditioned on the sale of PT-1 by STAR. Unless World Access waives this condition, World Access will be merging with STAR minus its PT-1 operations if the STAR merger is completed.



BACKGROUND OF THE STAR MERGER



     During the first quarter of 1999, the STAR board of directors and members of its management began searching for additional capital at a time when STAR's core business margins were declining as a result of increased competition. In addition, STAR was incurring significant capital costs in connection with the expansion of its business into Germany and the development of its retail long distance operations. During this time period, STAR engaged Goldman Sachs Credit Partners LP, Kaufman Bros., L.P., Lehman Brothers, Morgan Stanley Dean Witter and Deutsche Bank Securities Inc. to pursue a possible high yield bond offering and to provide financial advice on strategic mergers. STAR concluded that it would not raise sufficient capital from a high yield bond offering.



     During this same period, STAR also consulted with Goldman Sachs, Kaufman Bros., Lehman Brothers, Morgan Stanley and Deutsche Bank about the feasibility of spinning off its European operations, the possibility of the sale of stock of one or more of STAR's subsidiaries and raising senior subordinated debt. STAR determined that it could not pursue these transactions because the telecommunications market conditions were not favorable and STAR lacked sufficient capital.



     STAR received several acquisition proposals in the last quarter of 1999 for STAR's German operations. These proposals were not considered attractive by the STAR board of directors because the sale of STAR's German operations would have provided additional cash but did not fit with STAR's strategy to diversify and improve its business mix.



     In the late fall of 1999, STAR was approached by World Access, which was aware of STAR's search for a strategic transaction. STAR was unable to discuss a transaction with World Access at that time because it was subject to an exclusive negotiating agreement with a third party. On December 20, 1999, after the exclusive negotiating agreement had expired, STAR and World Access announced the execution of a letter of intent under which World Access would acquire all of STAR's outstanding capital stock in exchange for shares of common stock of World Access, and possibly cash, valued at approximately $10.50 per share of STAR common stock. The letter also called for World Access to provide STAR with a short-term loan when a definitive agreement was signed. During the due diligence period, World Access concluded that STAR would require substantial capital to achieve its business objectives, including capital expenditures necessary to expand its network, employ new technologies and enter foreign markets. World Access also concluded that STAR's operating losses could not be stemmed as easily as World Access had first thought and it would require a significant capital investment to return STAR to profitability. World Access and STAR both maintained strong networks but both parties determined that there would be a continuing need for capital to fund expansions into new geographic areas and in order to enter into new operating agreements.



     Representatives of World Access and STAR met to renegotiate the terms of the STAR merger. STAR's management had taken steps to improve cash flow, including through the reduction of capital expenditures, but in part due to capital constraints, had not been able to return STAR to profitability or positive cash flow. World Access determined that the initial offer it had made to STAR was too high because of STAR's financial condition and future capital requirements. STAR considered World Access' revised proposal and determined that the revised offer was in the best interests of the STAR stockholders because of STAR's operating results, capital requirements and prospects.



     On February 2, 2000, the parties agreed to reprice the STAR merger, and World Access indicated that STAR was free to shop for better offers from other bidders. Under the revised terms, World Access agreed to pay between $7.50 and $8.00 for each outstanding share of STAR common stock. In addition, World Access agreed in principle to provide STAR with a short-term loan, subject to STAR's and World Access' agreement on the definitive terms of the short-term loan. Based on this agreement, the parties issued a joint press release announcing the repricing and worked to finalize the STAR merger agreement.



     During the period between December 20, 1999 and February 2, 2000, STAR did not receive a superior proposal from another potential competing bidder. Prior to signing a definitive agreement, the STAR board of directors was free to and did seek out other proposals. The STAR board of directors met on February 7, 2000 and considered the revised proposal at length. Given STAR's rising debt and cash shortage and the lack of superior offers, management was instructed to continue negotiations with World Access.



     On February 8, 2000, the board of directors of World Access met to receive a report from management regarding the status of the merger discussions with STAR, including the results of World Access' due diligence investigation of STAR and the resulting repricing of the transaction. On February 11, 2000, the board of directors of World Access met again to consider the merger with STAR. At this meeting, management reviewed, for the board of directors, the strategic reasons for a business combination with STAR. Management and legal counsel described the specific terms of the proposed STAR merger agreement. During this meeting, Donaldson, Lufkin & Jenrette gave its oral opinion as to the fairness of the consideration to be paid by World Access under the STAR merger agreement. The board of directors also received summaries of the results of World Access' due diligence investigation of STAR. The World Access board of directors unanimously approved the STAR merger agreement and the transactions contemplated by the STAR merger agreement and unanimously agreed to recommend its adoption to the stockholders of World Access. On February 11, 2000, Donaldson, Lufkin & Jenrette forwarded its written opinion regarding the fairness of the consideration to be paid by World Access under the STAR merger agreement to the members of the board of directors of World Access.



     On or about February 7, 2000 and February 11, 2000, the STAR board of directors met to consider World Access' renegotiated proposal. The board received an opinion from Deutsche Bank Securities Inc. that the proposal was fair from a financial point of view to STAR and STAR's stockholders. The STAR board of directors also received advice from Delaware legal counsel on its obligations regarding its duty of care and its duty to exercise informed business judgment.



     At the meeting held on February 11, 2000, the STAR board of directors concluded that the STAR merger was fair to and in the best interests of STAR and its stockholders. The STAR board of directors considered STAR's financial condition, the decline in margins in its core business due to increased competition and the significant capital required to diversify STAR's business mix. The STAR board of directors voted to approve the STAR merger agreement and the transactions contemplated by the STAR merger agreement and voted to recommend that the stockholders of STAR vote for the approval and adoption of the STAR merger agreement and the transactions contemplated by the STAR merger agreement. In approving the STAR merger, the STAR board of directors considered the potential benefits of the STAR merger, including all material business, financial, legal and market factors, and the risks associated with the STAR merger discussed below under the heading "STAR's reasons for the STAR merger."



     Beginning on or about May 18, 2000, STAR began discussions with World Access regarding the PT-1 asset sale agreement. STAR sought World Access' approval of the terms of the PT-1 asset sale agreement, as well as World Access' consent to STAR's execution of the PT-1 asset sale agreement, as required by the STAR merger agreement. On May 25, 2000, STAR received World Access' consent to enter into the PT-1 asset sale agreement although World Access had not yet determined whether the PT-1 asset sale agreement met the requirements of the STAR merger agreement. On May 30, 2000, representatives of both STAR and World Access met in Atlanta, Georgia to discuss the terms of the PT-1 asset sale agreement in relation to the requirements of the STAR merger agreement. STAR and World Access determined that an amendment to the STAR merger agreement was necessary to adjust the amount of net cash proceeds that STAR was required to obtain from the PT-1 asset sale and to modify certain other provisions of the STAR merger agreement as more fully described in this joint proxy statement/ prospectus.



     On June 6, 2000, the STAR board of directors met to consider the proposal to amend the STAR merger agreement. The STAR board of directors received advice from Delaware legal counsel on its obligations regarding its duty of care and its duty to exercise informed business judgment. The STAR and World Access board of directors did not seek a new fairness opinion regarding the amendment to the STAR merger agreement as the boards of directors determined that the terms of the amendment did not differ materially from the original terms of the STAR merger agreement. In addition, the STAR board of directors obtained a fairness opinion from Kaufman Bros. regarding the PT-1 asset sale. The STAR board of directors concluded that the amendment to the STAR merger agreement was fair to and in the best interests of the stockholders of STAR. The STAR board of directors considered the potential benefits of the amendment to the STAR merger agreement, including the importance of completing the STAR merger for the reasons discussed below under the heading "STAR's reasons for the STAR merger." The STAR board of directors also considered the potential negative consequences of the amendment to the STAR merger agreement also discussed below.



     On June 6, 2000, STAR entered into the PT-1 asset sale agreement with Counsel. On June 7, 2000, STAR and World Access executed the amendment to the STAR merger agreement and issued a joint press release announcing the amendment to the STAR merger agreement.


WORLD ACCESS' REASONS FOR THE STAR MERGER


     In approving the STAR merger, the World Access board of directors considered the potential benefits of the STAR merger and the risks associated with the STAR merger. All material business, financial, legal and market factors are discussed below. In view of the number and wide variety of factors considered in connection with its evaluation of the STAR merger, the board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the material factors considered in reaching its determination. The World Access board of directors viewed its position and recommendation as being based on the totality of the information and factors presented to and considered by it. In addition, individual directors may have given different weight to different information and factors.



     The financial terms of the STAR merger. The World Access board of directors considered information concerning the business, earnings, operations, financial condition and prospects of World Access and STAR, individually, on a combined basis, and in conjunction with the WorldxChange merger. The board determined to approve the STAR merger agreement and the transactions contemplated by the STAR merger agreement based on its consideration of these factors without taking into account the WorldxChange merger. The board also considered the opinion of Donaldson, Lufkin & Jenrette Securities Corporation as to the fairness to World Access, from a financial point of view, of the consideration to be paid by World Access pursuant to the STAR merger agreement.



     Star's extensive facilities-based network. The World Access board of directors considered the approximately $350.0 million that STAR has invested in its international network and the additional geographic coverage, connectivity and capacity this network would bring World Access. The STAR network connects more than 51 countries worldwide and includes 24 international gateway switches, 17 transoceanic cable systems and a North American fiber network that connects 30 cities. The board reviewed financial analyses prepared by World Access management that estimated a range of gross margin improvement that could be realized by redirecting selected World Access traffic over the STAR network and redirecting selected STAR traffic over the World Access network. The board determined that the World Access estimates were realistic and that based on the financial analyses presented and their own business judgment, the cost savings would be substantial.



     The board placed particular emphasis on the investments made by STAR in recent years to implement its German network, including switching and transmission equipment, cable connections between 23 German cities and related operating licenses. The presence of the network and related infrastructure within Germany was a significant factor in evaluating the STAR merger due to the size of the German telecommunications market, the importance of this market to World Access' future strategic plans and the ability of the network to efficiently support retail service offerings.



     Star's established revenue base. The World Access board of directors considered the current revenue base of STAR, which consisted primarily of approximately $350.0 million in U.S.-based carrier traffic and $150.0 million from traffic originated in Germany. Of the German revenue, World Access management estimated approximately 90% was related to carrier services and 10% from retail services. The addition of this revenue base establishes World Access as one of the largest providers of carrier services in the world and provides a significant base within Germany to leverage future growth.



     Potential cost savings and synergies. The board reviewed financial analyses by World Access management that estimated a range of selling, general and administrative cost savings that could be realized by combining World Access and STAR, including the elimination of redundant switching centers, customer care operations and corporate office functions. The board determined that the World Access estimates were realistic and that based on the financial analyses presented and their own business judgment, the cost savings would be substantial.



     STAR's established customer base. The World Access board of directors considered the compatibility of STAR's established base of carrier customers with World Access' existing customer base. STAR's customer base includes 14 of the top 40 global carriers, the vast majority of which are complementary to World Access' customer base. In particular, STAR does considerable business with AT&T, Sprint and Qwest Communications, three global telecommunications companies. World Access currently does not do significant business with these companies and is optimistic that these and other STAR customer relationships can be leveraged to provide incremental revenue and further cost reductions.



     Ability to accelerate plans to become a leading provider of bundled voice, data and internet services to key European markets. The World Access board of directors considered the additional services offered by STAR, which would be made available to current and future customers of World Access. Specifically, the board considered the significant expansion of retail telecommunications services available throughout Europe and the potential positioning of World Access as one of the top long distance carriers in Germany.



     The World Access board of directors also considered the following material risks associated with completing the STAR merger, but concluded that the advantages of the STAR merger far outweighted the risks:



     - STAR's history of operating losses and negative cash flow, though the board felt that the spending plans and controls of World Access combined with the realization of margin improvement and cost savings as a result of the merger would eliminate these losses and negative cash flow within a one year period;



     - World Access' ability to service and repay STAR's outstanding debt and financial commitments, though this risk was significantly reduced as a result of the cancellation of STAR's participation in a China-U.S. cable consortium and WorldCom's agreement to convert approximately $90.0 million of STAR trade debt into shares of World Access common stock upon consummation of the STAR merger; and

     - the risk that World Access would be unable to effectively integrate the technical operations, customers, suppliers and management of both STAR and WorldxChange and realize the margin and cost savings synergies noted above.



THE WORLD ACCESS BOARD OF DIRECTORS' RECOMMENDATION THAT STOCKHOLDERS APPROVE THE STAR MERGER



     The World Access board of directors considered the advisability of the STAR merger and believes that the terms of the STAR merger agreement and the transactions contemplated thereby are fair to and in the best interests of the stockholders of World Access. The World Access board of directors has unanimously approved the STAR merger agreement and the transactions contemplated by the STAR merger agreement. The World Access board of directors unanimously recommends that the stockholders of World Access vote for the approval and adoption of the STAR merger agreement and the transactions contemplated by the STAR merger agreement.


STAR'S REASONS FOR THE STAR MERGER


     In approving the STAR merger, the STAR board of directors considered the potential benefits of the STAR merger and the risks associated with the STAR merger. All material business, financial, legal and market factors are discussed below. After due deliberation, the STAR board of directors concluded that the STAR merger was fair to and in the best interest of STAR and its stockholders based on the following material factors:



     The financial condition of STAR. The STAR board of directors examined the current financial condition of STAR and determined that STAR was facing significant cash restraints resulting in difficulty in meeting STAR's ongoing obligations. STAR was experiencing substantial operating losses and negative cash flow and its ability to implement its operating and business plans was severely constrained by the absence of available capital. The STAR board of directors noted that as of December 31, 1999 STAR had long term debt obligations of $94.3 million and total debt obligations of $156.4 million. The STAR board of directors also considered that STAR was unable to fund required future capital expenditures needed to expand and maintain STAR's business. STAR's management focused on minimizing losses and improving cash flow but it lacked the capital necessary to implement a business plan designed to return STAR to profitability. The STAR board of directors considered that all of these factors and STAR's debt obligations created a substantial risk of insolvency and the need to seek bankruptcy protection.



     Lack of financing alternatives. During the first quarter of 1999, STAR began to explore financing alternatives. The STAR board of directors engaged financial advisors to examine STAR's options with respect to sources of financing, including equity and debt financing. The STAR board of directors determined that the necessary financing would not be available or would not be available on acceptable terms.



     The potential cost savings and synergies. The STAR board of directors considered the potential cost savings and synergies that World Access and STAR would achieve through the STAR merger. The STAR board of directors reviewed a number of financial analyses prepared by World Access that estimated a range of cost savings achievable through the STAR merger. The STAR board of directors determined that the World Access estimates were realistic and that based on the World Access analyses and their own business judgment, the cost savings would be substantial. The STAR board of directors considered the following material potential cost savings and synergies that would be achieved through the STAR merger:



     - the combined technical operations would create a more efficient communications network than STAR's and World Access' networks on a stand-alone basis;



     - the combined company would have a geographically broader, more diverse network and savings could be achieved through the elimination of overlapping networks; and



     - STAR could combine its network monitoring operations with those of World Access, which would generate cost savings.

     Diversified geographic market position. The STAR board of directors considered that World Access' network coverage would complement STAR's existing coverage. The STAR board of directors considered that STAR would obtain a broader European presence through the combination of STAR's network assets and licenses in Germany with World Access' existing operations.



     Diversified product and service offering. The STAR board of directors considered that the combined company would be in a position to offer a broader array of services and products than STAR could individually. STAR was facing declining profit margins in the wholesale business and STAR's efforts to enter the retail market were encountering difficulty, in part due to capital constraints. The combination with World Access would provide STAR with an increased presence in foreign markets, expanded use of Internet based technologies and expansion opportunities in selected retail markets, which the STAR board of directors believed would increase stockholder value.



     Enhanced Management Strength. The STAR board of directors considered that the STAR merger would strengthen STAR's management team by providing additional financial and technical expertise. The STAR board of directors noted that STAR was facing difficulty filling key managerial positions and determined that the STAR merger would obviate the need to fill certain key management positions and would improve STAR's ability to recruit key personnel.



     The STAR board of directors also considered the following material risks associated with completing the STAR merger, but concluded that the advantages of the STAR merger far outweighed these risks:



     - the possibility that World Access would be unable to complete the STAR merger and the WorldxChange merger simultaneously;



     - the risk that World Access would be unable to effectively integrate the technical operations and management of both STAR and WorldxChange, or to effectively integrate future acquisitions considering the announced intention of World Access to make acquisitions;



     - the risk that World Access might not have sufficient funds available to finance the combined companies, though the STAR board of directors considered that at the time of its approval of the STAR merger, World Access had significant capital resources; and



     - overall risks inherent in the highly competitive telecommunications industry, but the STAR board of directors considered that the combined companies would be better able to withstand and respond to competitive risks.



     The above discussion of the information and factors considered by the STAR board of directors sets forth the material factors considered by the STAR board of directors. The STAR board of directors considered many factors when evaluating the STAR merger agreement and the STAR merger. The STAR board of directors did not quantify, rank or attempt to assign relative weights to the factors considered in reaching its determination. In addition, the STAR board of directors conducted an overall analysis of the above factors, including a thorough discussion with and questioning of STAR's management. The STAR board of directors also considered management's analysis of the STAR merger based on information received from STAR's legal, financial and accounting advisors. The STAR board of directors considered all these factors as a whole, and considered the factors overall to be favorable to and to support its determination.



THE STAR BOARD OF DIRECTORS' RECOMMENDATION THAT STOCKHOLDERS APPROVE THE STAR MERGER



     The STAR board of directors carefully considered the advisability of the STAR merger and believes that the terms of the STAR merger agreement and the transactions contemplated by the STAR merger agreement are fair to and in the best interests of the stockholders of STAR. The STAR board of directors approved the STAR merger agreement and the transactions contemplated by the STAR merger agreement. The STAR board of directors recommends that the stockholders of STAR vote for the approval and adoption of the STAR merger agreement and the transactions contemplated by the STAR merger agreement.

OPINION OF WORLD ACCESS' FINANCIAL ADVISOR REGARDING THE STAR MERGER


     World Access asked Donaldson, Lufkin & Jenrette Securities Corporation in its role as financial advisor, to render an opinion to the World Access board as to the fairness, from a financial point of view, to World Access of the consideration to be paid by World Access. On February 11, 2000, Donaldson, Lufkin & Jenrette rendered an oral opinion to World Access' board of directors, which was subsequently confirmed in writing as of the same date, to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, limitations and qualifications set forth in the written opinion, the consideration to be paid by World Access pursuant to the STAR merger agreement was fair to World Access, from a financial point of view. The full text of Donaldson, Lufkin & Jenrette's opinion is attached as Annex C to this joint proxy statement/prospectus.



     Donaldson, Lufkin & Jenrette expressed no opinion as to the prices at which STAR common stock or World Access common stock would actually trade at any time. Donaldson, Lufkin & Jenrette's opinion did not address the relative merits of the STAR merger and the other business strategies considered by the World Access board of directors nor did it address the decision of the World Access board of directors to proceed with the STAR merger. Donaldson, Lufkin & Jenrette's opinion did not constitute a recommendation to any World Access stockholder as to how such stockholder should vote on the STAR merger.



     World Access and STAR determined the consideration to be paid by World Access in arm's length negotiations, in which Donaldson, Lufkin & Jenrette advised World Access.



     World Access selected Donaldson, Lufkin & Jenrette as its financial advisor because Donaldson, Lufkin & Jenrette is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. Donaldson, Lufkin & Jenrette was not retained as an advisor or agent to the stockholders of World Access or any other person. As part of its investment banking business, Donaldson, Lufkin & Jenrette is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. World Access did not impose any restrictions or limitations upon Donaldson, Lufkin & Jenrette with respect to the investigations made or the procedures followed by Donaldson, Lufkin & Jenrette in rendering its opinion.



     In arriving at its opinion, Donaldson, Lufkin & Jenrette:



     - reviewed the draft dated February 26, 2000 of the merger agreement and assumed the final form of that agreement would not vary in any respect material to Donaldson, Lufkin & Jenrette's analysis;



     - reviewed financial and other information that was publicly available or furnished to it by World Access and STAR, including information provided during discussions with their respective managements, which included certain financial projections of each of World Access and STAR that were prepared by World Access' management;



     - compared certain financial and securities data of World Access and STAR with various other companies whose securities are traded in public markets;



     - reviewed the historical stock prices and trading volumes of the common stock of World Access and STAR;



     - reviewed prices paid in selected other business combinations; and



     - conducted other financial studies, analyses and investigations as Donaldson, Lufkin & Jenrette deemed appropriate for purposes of rendering its opinion.



     In rendering its opinion, Donaldson, Lufkin & Jenrette relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by World Access and STAR or their respective representatives, or that was otherwise reviewed by it. Donaldson, Lufkin & Jenrette relied upon the estimates of the management of World Access of the operating synergies achievable as a result of the STAR merger. Donaldson, Lufkin &

Jenrette also assumed that the financial projections of World Access and STAR supplied to it were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of World Access as to the future operating and financial performance of World Access and STAR. In addition, Donaldson, Lufkin & Jenrette relied upon and assumed net cash proceeds of $150.0 million from the sale of PT-1 by STAR. Donaldson, Lufkin & Jenrette expressed no opinion with respect to such forecasts or the assumptions on which they were based. Donaldson, Lufkin & Jenrette did not assume any responsibility for making any independent evaluation or appraisal of the assets or liabilities of World Access or for making any independent verification of any of the information reviewed by Donaldson, Lufkin & Jenrette. Donaldson, Lufkin & Jenrette also did not assume any responsibility for making any independent investigation of any legal matters affecting World Access or STAR and assumed the correctness of all legal advice given to each of them and to World Access' board of directors, including advice as to the tax consequences of the STAR merger. Donaldson, Lufkin & Jenrette assumed that the STAR merger would be accounted for as a purchase under generally accepted accounting principles and that it would qualify as a tax-free reorganization for U.S. federal income tax purposes.



     Donaldson, Lufkin & Jenrette's opinion is necessarily based upon economic, market, financial and other conditions as they existed on, and on information available to Donaldson, Lufkin & Jenrette as of, the date of its opinion. Donaldson, Lufkin & Jenrette states in its opinion that, although subsequent developments may affect its opinion, Donaldson, Lufkin & Jenrette does not have any obligation to update, revise or reaffirm its opinion.



SUMMARY OF FINANCIAL ANALYSES PERFORMED BY DONALDSON, LUFKIN & JENRETTE



     The following is a summary of the financial analyses Donaldson, Lufkin & Jenrette presented to the World Access board of directors on February 11, 2000 in connection with the preparation of Donaldson, Lufkin & Jenrette's opinion. No company or transaction Donaldson, Lufkin & Jenrette used in the analyses described below is directly comparable to World Access, STAR or to the STAR merger. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected company or transaction data. The analyses Donaldson, Lufkin & Jenrette performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The information summarized in the tables which follow should be read in conjunction with the accompanying text.



     For purposes of the following analyses, Donaldson, Lufkin & Jenrette (i) used the February 9, 2000 closing price of the World Access common stock of $22.88 per share and (ii) assumed net cash proceeds of $150.0 million from the sale by STAR of PT-1. It should be understood that Donaldson, Lufkin & Jenrette makes no prediction, and there can be no assurance, as to what the closing price of World Access common stock or the net cash proceeds from the sale of PT-1 will actually be.



1. CONSIDERATION PAID ANALYSIS



     Donaldson, Lufkin & Jenrette reviewed the consideration to be paid by World Access pursuant to the STAR merger agreement. In reviewing the consideration to be paid by World Access, Donaldson, Lufkin & Jenrette assumed an exchange ratio of 0.3905, which represents the exchange ratio based on net cash proceeds from the sale of PT-1 of $150.0 million.



2. COMPARABLE PUBLICLY TRADED COMPANY ANALYSIS



     Donaldson, Lufkin & Jenrette analyzed the market values and trading multiples of selected publicly traded emerging multinational carriers that Donaldson, Lufkin & Jenrette believed were reasonably comparable to STAR based on business and certain financial characteristics. These comparable companies consisted of:



    (i)      IDT Corporation;
    (ii)     Pacific Gateway Exchange, Inc.;
    (iii)    PRIMUS Telecommunications Group, Incorporated;
    (iv)     RSL Communications, Ltd.; and
    (v)      Startec Global Communications Corporation.



     In examining these comparable companies, Donaldson, Lufkin & Jenrette calculated the enterprise value of each company as a multiple of its respective:
(i) last quarter annualized revenue; (ii) projected calendar year 2000 revenue;
(iii) gross property, plant and equipment and (iv) net property plant and equipment. The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. All historical data was derived from publicly available sources as of February 9, 2000 and all projected data was obtained from Wall Street research reports.



     Donaldson, Lufkin & Jenrette performed this analysis in order to compare the ratio of STAR's enterprise value to its last quarter annualized revenues, estimated 2000 revenues as provided by World Access, gross property, plant and equipment and net property, plant and equipment to those of the comparable companies and to the reference range, which represents a tighter range of the ratios as deemed reasonable by Donaldson, Lufkin & Jenrette. In addition, Donaldson, Lufkin & Jenrette compared the enterprise value of STAR to the implied enterprise values obtained by the above mentioned ratios of the comparable companies and the reference range and STAR's last quarter annualized revenues, estimated 2000 revenues as provided by World Access, gross property, plant and equipment and net property, plant and equipment. Donaldson, Lufkin & Jenrette's analysis of the comparable companies yielded the following multiple ranges and implied enterprise values:


                          COMPARABLE COMPANY ANALYSIS
                                ($ IN MILLIONS)


                                                                COMPARABLE
                                                                 COMPANIES         REFERENCE RANGE
                                                             -----------------   -------------------
                                                     STAR      HIGH      LOW       HIGH       LOW
                                                    ------   --------   ------   --------   --------
Enterprise Value/Last Quarter Annualized
  Revenues........................................     1.0x       2.2x     0.6x       1.7x       1.2x
Enterprise Value/2000 Estimated Revenues..........     1.1x       1.9x     0.7x       1.5x       1.0x
Enterprise Value/Gross Property, Plant and
  Equipment.......................................     1.6x       7.5x     2.5x       4.5x       3.5x
Enterprise Value/Net Property, Plant and
  Equipment.......................................     2.0x       8.8x     2.9x       5.5x       4.5x
Implied Enterprise Value based on:
  Last Quarter Annualized Revenues................  $619.7   $1,311.6   $391.9   $1,035.4   $  730.9
  2000 Estimated Revenues.........................   619.7    1,052.9    370.8      828.4      552.3
  Gross Property, Plant and Equipment.............   619.7    2,882.5    943.3    1,718.4    1,336.5
  Net Property, Plant and Equipment...............   619.7    2,786.4    924.5    1,742.9    1,426.0


---------------


     The comparable company analysis showed that the implied multiples of World Access' consideration were either within or lower than the range of multiples implied by the prevailing market prices of the comparable companies. In addition, the analysis showed that the enterprise value based on World Access' consideration was either within or lower than the range of enterprise values implied by the multiples of the comparable companies and STAR's last quarter annualized revenues, estimated 2000 revenues, gross property, plant and equipment and net property, plant and equipment.

3. ANALYSIS OF SELECTED MERGER AND ACQUISITION TRANSACTIONS



     Donaldson, Lufkin & Jenrette reviewed selected mergers and acquisitions transactions of companies that operate businesses reasonably similar to that of STAR. In addition, for purposes of this analysis, Donaldson, Lufkin & Jenrette selected key mergers and acquisitions transactions deemed most relevant by Donaldson, Lufkin & Jenrette based on the business characteristics of the acquiror and/or target and the business nature of the transaction. The following mergers and acquisitions transactions were deemed most relevant by Donaldson, Lufkin & Jenrette:


     - Viatel, Inc.'s acquisition of Destia Communications, Inc.


     - PRIMUS Telecommunications Group, Incorporated's acquisition of TresCom International, Inc.



     In examining these acquisitions, Donaldson, Lufkin & Jenrette calculated the enterprise value of the acquired company implied by each of these transactions as a multiple of the last twelve-month revenue, last quarter annualized revenue, and net property, plant and equipment. The last twelve-month period for which financial data for the company at issue has been reported is referred to as the last twelve-month revenue. In addition, Donaldson, Lufkin & Jenrette calculated the enterprise values implied by the above mentioned ratios of the selected mergers and acquisitions transactions and STAR's last twelve-month revenue, last quarter annualized revenue and net property, plant and equipment. Donaldson, Lufkin & Jenrette's analysis of these comparable acquisitions yielded the following multiple ranges and implied enterprise values:


                 SELECTED MERGERS AND ACQUISITIONS TRANSACTIONS
                                ($ IN MILLIONS)


                                                            ALL SELECTED M&A      KEY SELECTED M&A
                                                              TRANSACTIONS          TRANSACTIONS
                                                          --------------------   -------------------
                                                  STAR      HIGH        LOW        HIGH       LOW
                                                 ------   ---------   --------   --------   --------
Enterprise Value/Last Twelve Months Revenues...     1.1x       16.5x       1.1x       3.3x       1.1x
Enterprise Value/Last Quarter Annualized
  Revenues.....................................     1.0x        4.0x       1.2x       2.6x       1.2x
Enterprise Value/Net Property, Plant and
  Equipment....................................     2.0x       42.0x       5.9x       6.2x       5.9x
Implied Enterprise Value based on:
Last Twelve Months Revenues....................  $619.7   $ 9,270.1   $  622.8   $1,828.8   $  622.8
Last Quarter Annualized Revenues...............   619.7     2,436.3      706.8    1,571.4      706.8
Net Property, Plant and Equipment..............   619.7    13,307.0    1,876.5    1,971.8    1,876.5



     The analysis of selected mergers and acquisitions transactions showed that the implied multiples of World Access' consideration were, in each case, within or lower than the range of multiples paid by the selected mergers and acquisitions transactions as well as by the key mergers and acquisitions transactions. In addition, the analysis of selected mergers and acquisitions transactions showed that the transaction value of World Access' consideration was, in each case, within or lower than the range of implied transaction values based on the multiples paid by selected mergers and acquisition transactions.


4. DISCOUNTED CASH FLOW ANALYSIS


     In addition, Donaldson, Lufkin & Jenrette performed a discounted cash flow analysis for STAR on a stand-alone basis. The analysis was based upon financial projections, including synergies, for the five-year period ending fiscal 2004 as provided by the management of World Access. Donaldson, Lufkin & Jenrette performed this analysis to estimate the net present value of STAR's enterprise value and to compare it to the implied enterprise value based on World Access' consideration. Donaldson, Lufkin & Jenrette calculated EBITDA for STAR. EBITDA is earnings before interest, taxes, depreciation and amortization and other items. Donaldson, Lufkin & Jenrette calculated the terminal value of STAR at the end of the forecast period, by applying a range of estimated EBITDA multiples selected in Donaldson, Lufkin & Jenrette's subjective judgment. The terminal value estimates are a hypothetical approximation of the value of the enterprise's cash flows beyond the end of the five-year period covered by the management's projections. The management's projected EBITDA and Donaldson, Lufkin & Jenrette's subjective estimate of the terminal values based on management's projected EBITDA were then discounted to the present using a range of discount rates selected in Donaldson, Lufkin & Jenrette's subjective judgment.


                         DISCOUNTED CASH FLOW ANALYSIS
                                ($ IN MILLIONS)

Range of EBITDA Multiples....................  10.0x - 12.0x
Discount rates...............................  15.0% - 18.3%
Implied Total Enterprise Value...............  $507.6 - $662.4
STAR Enterprise Value........................  $619.7


     The above analysis shows that the implied enterprise value based on World Access' consideration of $619.7 million is near the high range of the implied enterprise values of $507.6 million to $662.4 million obtained by the analysis.



     The summary set forth above does not purport to be a complete description of the analyses performed by Donaldson, Lufkin & Jenrette but describes the material elements of the presentation that Donaldson, Lufkin & Jenrette made to the World Access board on February 11, 2000 in connection with the preparation of Donaldson, Lufkin & Jenrette's fairness opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Donaldson, Lufkin & Jenrette conducted each of the analyses in order to provide a different perspective on the transaction and to add to the total mix of information available. Donaldson, Lufkin & Jenrette did not for a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Donaldson, Lufkin & Jenrette considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Donaldson, Lufkin & Jenrette did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Donaldson, Lufkin & Jenrette has indicated to World Access that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses Donaldson, Lufkin & Jenrette performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.



ENGAGEMENT LETTER



     Under the terms of an engagement letter dated January 12, 2000, World Access agreed to pay Donaldson, Lufkin & Jenrette a fee of $400,000 at the time that Donaldson, Lufkin & Jenrette delivered to the World Access board of directors its opinion, irrespective of the conclusion reached in the opinion, and to pay Donaldson, Lufkin & Jenrette a fee of $750,000, less any amounts paid pursuant to delivery of the fairness opinion, payable in cash promptly upon consummation of a business combination between World Access and STAR. In addition, World Access agreed to reimburse Donaldson, Lufkin & Jenrette for all of its out-of-pocket expenses, including the reasonable fees and expenses of counsel incurred by Donaldson, Lufkin & Jenrette in connection with its engagement, and to indemnify Donaldson, Lufkin & Jenrette for liabilities and expenses arising out of Donaldson, Lufkin & Jenrette's engagement, including liabilities under federal securities laws.



     The terms of the fee arrangement with Donaldson, Lufkin & Jenrette, which Donaldson, Lufkin & Jenrette and World Access believe are customary in transactions of this nature, were negotiated at arms-length between World Access and Donaldson, Lufkin & Jenrette. World Access' board of directors was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to Donaldson, Lufkin & Jenrette is contingent upon consummation of the STAR merger.

     Donaldson, Lufkin & Jenrette provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or debt of World Access and/or STAR for its own account and for the accounts of its customers. Donaldson, Lufkin & Jenrette has performed investment banking and other services for World Access in the past and has been compensated for such services. Donaldson, Lufkin & Jenrette acted as financial advisor to World Access in connection with its acquisition of FaciliCom International, Inc., and acted as solicitation agent in connection with the consent solicitation for FaciliCom's outstanding senior notes. Donaldson, Lufkin & Jenrette is currently acting as financial advisor to World Access in connection with the WorldxChange merger.


OPINION OF STAR'S FINANCIAL ADVISOR REGARDING THE STAR MERGER


     Deutsche Bank Securities Inc. acted as financial advisor to the board of directors of STAR in connection with the proposed merger of World Access and STAR. At the February 7, 2000, meeting of the board of directors of STAR, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing dated as of the same date, to the board of directors of STAR to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the merger consideration was fair, from a financial point of view, to STAR stockholders. The full text of Deutsche Bank's opinion is attached as Annex E to this joint proxy statement/prospectus.



     In connection with Deutsche Bank's role as financial advisor to the board of directors of STAR, and in arriving at its opinion, Deutsche Bank has, among other things:


     - reviewed certain publicly available financial information and other information concerning STAR and World Access;

     - reviewed certain internal analyses and other information furnished to it by STAR and World Access;

     - held discussions with the members of the senior managements of STAR and World Access regarding the businesses and prospects of their respective companies and the joint prospects of the World Access/STAR combined company;

     - reviewed the reported prices and trading activity for the common stock of both STAR and World Access;

     - compared certain financial and certain stock market information for STAR and World Access with similar information for selected companies whose securities are publicly traded;

     - reviewed the terms of the draft STAR merger agreement, dated February 6, 2000, and assumed that the final form of the STAR merger agreement would not vary in any respect that would be material to Deutsche Bank's analysis; and

     - performed such other studies and analyses and considered such other factors as it deemed appropriate.


     Deutsche Bank prepared its financial analyses of the STAR merger before the merger agreement with WorldxChange was announced, the PT-1 asset sale agreement was signed, or the STAR merger agreement was amended on June 7, 2000 to reduce the exchange ratio from 0.3905 to 0.386595. Deutsche Bank did not consider the WorldxChange merger, the terms of the PT-1 asset sale agreement, or the June 7, 2000 adjustment in the exchange ratio when analyzing the fairness, from a financial point of view, of the STAR merger consideration to STAR stockholders.


     In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning STAR or World Access, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of STAR or World Access. With respect to the financial forecasts and projections, including analyses and forecasts made available to Deutsche Bank and used in its analysis, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by STAR and World Access to be achieved as a result of the STAR merger, Deutsche Bank assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of STAR and World Access, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. Deutsche Bank's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of its opinion.

     For purposes of rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis:

     - the representations and warranties of STAR and World Access contained in the STAR merger agreement are true and correct;

     - STAR and World Access will each perform all of the covenants and agreements to be performed by it under the STAR merger agreement;

     - all conditions to the obligations of each of STAR and World Access to consummate the STAR merger will be satisfied without any waiver thereof;

     - all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the STAR merger agreement will be obtained; and

     - in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either STAR or World Access is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on STAR or World Access or materially reduce the contemplated benefits of the STAR merger to STAR or its stockholders.

     In addition, Deutsche Bank was advised by STAR, and accordingly assumed for purposes of its opinion, that the STAR merger will be treated as a tax-free reorganization for federal income tax purposes.

     In connection with Deutsche Bank's role as financial advisor to STAR and in arriving at its opinion, Deutsche Bank was not requested or authorized to solicit, and did not solicit, any alternative transactions to the STAR merger.


     The following is a summary of the material financial analyses used by Deutsche Bank in reaching its opinion and does not purport to be a complete description of the analyses performed by Deutsche Bank. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about February 4, 2000, and is not necessarily indicative of current market conditions. Readers should understand that the order of analyses described below do not represent relative importance or weight given to these analyses by Deutsche Bank.



     Analysis of selected publicly traded companies. Deutsche Bank compared certain financial information and commonly used valuation measurements for STAR and World Access to corresponding information and measurements for three groups of publicly traded telecom services companies: a group of large capitalization competitive global carriers consisting of Global Telesystems, Energis and Teleglobe; a group of mid capitalization competitive global carriers consisting of Primus, RSL and Viatel; and a group of international long distance carriers consisting of IDT, Pacific Gateway, Startec Global and Telscape International.

     The financial information and valuation measurements of the selected comparable companies included, among other things:



     - total enterprise value, or total enterprise value, which is common equity market value plus debt and cash;



     - ratios of total enterprise value to sales for the last reported quarter, which was the third quarter of 1999, annualized;



     - ratios of total enterprise value to estimated sales for the year 2000;



     - ratios of total enterprise value to earnings before interest expenses, tax, depreciation and amortization, or EBITDA, for the last quarter annualized;



     - ratios of total enterprise value to property, plant and equipment, or property, plant and equipment, net of depreciation; and



     - ratios of total enterprise value to gross property, plant and equipment.



     The total enterprise value of a company is equal to the value of its fully-diluted common equity plus debt, cash and the liquidation value of outstanding preferred stock, if any. Last quarter, annualized revenue means the last quarter annualized for which financial data for the company at issue has been reported. In this case, the last quarter was the third quarter of 1999.



     To calculate the total enterprise value multiples for STAR, World Access and the selected comparable companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information and estimates of future financial results from published equity research analyst reports.



     For each of the selected comparable companies, Deutsche Bank calculated five trading multiples: total enterprise value to sales of the last quarter annualized and for 2000 estimated; total enterprise value to EBITDA of last quarter annualized; and total enterprise value to property, plant and equipment net of depreciation and to gross property, plant and equipment. This analysis indicated the following medians and means:



                                       TOTAL                       TOTAL                          TOTAL
                                     ENTERPRISE                  ENTERPRISE        TOTAL        ENTERPRISE
                                       VALUE/                      VALUE/       ENTERPRISE        VALUE/
                                        LAST        TOTAL           LAST          VALUE/          GROSS
                                      QUARTER     ENTERPRISE      QUARTER      NET PROPERTY,    PROPERTY,
                                     ANNUALIZED     VALUE/       ANNUALIZED      PLANT AND      PLANT AND
COMPANY OR GROUP OF COMPANIES          SALES     2000E SALES       EBITDA        EQUIPMENT      EQUIPMENT
-----------------------------        ----------  ------------  --------------  -------------  --------------
Big Cap Competitive Global Carrier
  range:...........................  4.8x-29.1x   4.1x-18.8x       42.9x(1)     8.5x-18.6x         7.1x(2)
  median:..........................     8.4x         5.8x          42.9x           12.0x           7.1x
  mean:............................    14.1x         9.6x          42.9x           13.0x           7.1x
Mid Cap Competitive Global Carrier
  range:...........................  1.5x-7.8x    1.1x-4.5x          NM          3.5x-7.7x      3.2x-6.6x
  median:..........................     1.9x         1.7x            NM            5.2x            4.2x
  mean:............................     3.7x         2.4x            NM            5.5x            4.7x

                                       TOTAL                       TOTAL                          TOTAL
                                     ENTERPRISE                  ENTERPRISE        TOTAL        ENTERPRISE
                                       VALUE/                      VALUE/       ENTERPRISE        VALUE/
                                        LAST        TOTAL           LAST          VALUE/          GROSS
                                      QUARTER     ENTERPRISE      QUARTER      NET PROPERTY,    PROPERTY,
                                     ANNUALIZED     VALUE/       ANNUALIZED      PLANT AND      PLANT AND
COMPANY OR GROUP OF COMPANIES          SALES     2000E SALES       EBITDA        EQUIPMENT      EQUIPMENT
-----------------------------        ----------  ------------  --------------  -------------  --------------
International Long Distance Carrier
  range:...........................  0.4x-1.3x   0.4x-1.0x(3)  14.9x-24.5x(4)    2.5x-4.8x      2.3x-4.4x
  median:..........................     1.0x         0.5x          19.7x           3.6x            2.8x
  mean:............................     0.9x         0.6x          19.7x           3.6x            3.1x
IDT................................     0.4x         0.4x          24.5x           3.8x            2.8x
Pacific Gateway....................     0.7x         0.5x          14.9x           3.4x            2.9x
STAR...............................     0.6x         0.5x          52.6x           1.7x            1.5x
World Access.......................     1.9x         1.5x          13.9x           8.4x            7.4x


---------------

(1) The range, median and mean of the EBITDA multiple for the Big Cap Competitive Global Carrier group were based solely on the EBITDA multiple for Teleglobe because the EBITDA multiple was not meaningful for each of Global Telesystems and Energis.

(2) The range, median and mean of the gross property, plant and equipment multiple were based solely on the gross property, plant and equipment multiple of Global Telesystems because the gross property, plant and equipment multiple for each of Energis and Teleglobe was not applicable.

(3) The range, median and mean of the 2000E sales multiple for the International Long Distance Carrier group was calculated excluding Telscape International because the 2000E sales multiple for Telscape International was not available.
(4) The range, median and mean of the EBITDA multiple for the International Long Distance Carrier group was calculated excluding Startec Global and Telscape International because the EBITDA multiple for each of these companies was not meaningful.


     Deutsche Bank calculated (i) the implied total enterprise value of STAR on a stand alone basis; (ii) the implied equity value of STAR on a stand alone basis; and (iii) the implied equity value per share of STAR on a stand alone basis, in each case based on the trading multiples for the International Long Distance Carrier group. Deutsche Bank analyzed the three groups and concluded that STAR most closely resembles the International Long Distance Carrier group and, more specifically, IDT and Pacific Gateway in that group. Deutsche Bank deemed World Access most comparable to a range between the International Long Distance Carrier group and the Mid Cap Competitive Global Carrier Group with a closer emphasis on the International Long Distance Carrier Group. The implied total enterprise value, implied equity value and implied equity value per share for STAR, in each case based on the multiple ranges for the International Long Distance Carriers, are as follows:



                                                  TOTAL ENTERPRISE VALUE AS A MULTIPLE OF
                                               ---------------------------------------------
                                               LAST QUARTER                  GROSS PROPERTY,
                                                ANNUALIZED                      PLANT AND
                                                  REVENUE     2000E REVENUE     EQUIPMENT
                                               -------------  -------------  ---------------
                                                          ($MM, EXCEPT PER SHARE)
Comparable trading multiple range............    0.6x-0.9x      0.5x-0.7x      2.3x-2.6x
STAR.........................................    $1,116.9       $1,202.5         $382.9
Implied total enterprise value...............  670.1-1,005.2   601.2-841.7    880.7-995.5
Implied equity value.........................   400.8-735.9    282.3-522.8    611.4-726.2
Implied equity value per share...............  $6.60-$12.11    $4.65-$8.61   $10.06-$11.96

     Deutsche Bank also calculated (i) the implied total enterprise value of World Access on a stand alone basis; (ii) the implied equity value of World Access on a stand alone basis; and (iii) the implied equity value per share of World Access on a stand alone basis, in each case based on a comparable trading multiple range Deutsche Bank deemed appropriate from the multiples of the three categories of Selected Comparable Companies. The implied total enterprise value, implied equity value and implied equity value per share for World Access, in each case based on the multiple ranges Deutsche Bank deemed appropriate, are as follows:



                                                        TOTAL ENTERPRISE VALUE AS A MULTIPLE OF
                                                        ----------------------------------------
                                                           LAST QUARTER
                                                            ANNUALIZED
                                                              REVENUE           2000E REVENUE
                                                        -------------------  -------------------
                                                                ($MM, EXCEPT PER SHARE)
Comparable trading multiple...........................      1.3x-1.6x            1.1x-1.4x
World Access Telecom Group............................      $1,106.8             $1,333.3
Implied total enterprise value........................   1,438.8-1,770.9      1,466.7-1,866.7
Implied equity value..................................   1,510.3-1,842.4      1,483.0-1,883.0
Implied equity value per share........................    $16.50-$20.13        $16.20-$20.57



The gross property, plant and equipment for World Access (pro forma for its previously announced acquisitions and divestitures) was not provided to Deutsche Bank and therefore Deutsche Bank did not calculate total enterprise value as a multiple of the gross property, plant and equipment.



     The preceding analysis allows a comparison of implied per share equity values, based on multiple ranges of comparable publicly held companies, of STAR and World Access. The relationship of those implied per share equity values may be compared with the exchange ratio under the STAR merger agreement.


     None of the companies utilized as a comparison are identical to STAR or World Access. Accordingly, Deutsche Bank believes the analysis of the publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.


     Contribution analysis. Deutsche Bank analyzed the relative contributions of STAR and World Access to the estimated pro forma income statement and balance sheet of the combined company. This analysis showed that on a pro forma combined basis (excluding (i) the effect of any synergies that may be realized as a result of the STAR merger, and (ii) non-recurring expenses relating to the STAR merger), based on the estimated 2000 figures, STAR and World Access would account for approximately 47.4% and 52.6%, respectively, of the combined company's pro forma total revenues, approximately 52.3% and 47.7%, respectively, of the combined company's gross profit and (8.2%) and 108.2%, respectively, of the combined company's EBITDA. These percentage contributions may be compared with the percentage of World Access shares to be owned following the STAR merger (without giving effect to the WorldxChange merger or the June 7, 2000 adjustment of the exchange ratio) by former STAR stockholders and by the stockholders of World Access before the STAR merger of 20.6% and 79.4%, respectively, and approximately 28.9% and 71.1%, respectively, of the combined company's total enterprise value (based on the closing price of World Access stock on February 4, 2000 and on the assumptions that there will be no increase in the STAR merger consideration as a result of the sale of PT-1 and that all of the merger consideration will be paid in stock).



     The contribution analysis shows that the percentage of World Access shares to be owned by the former STAR holders is substantially higher than STAR's contribution to the combined companies' EBITDA, but less than STAR's contribution to the combined companies' revenues and gross profits.


     Discounted cash flow analysis. Deutsche Bank performed a discounted cash flow analysis for both World Access and STAR. Deutsche Bank calculated the discounted cash flow values for each of World Access and STAR as the sum of the net present values of (i) the estimated future cash flow that World

Access or STAR, as the case may be, will generate for the years 2000 through 2004, plus (ii) the value of World Access or STAR at the end of such period. The total enterprise values, equity values and equity values per share for STAR were based on the financial projections for STAR for the years 2000 through 2004 prepared by STAR's management. The discounted cash flow analysis of STAR management's projections assumes ranges of discount rates of 14% to 16% and 2004 estimated EBITDA exit multiples of 9x to 11x. The total enterprise values, equity values and equity values per share for World Access were based on the financial projections for World Access for the years 2000 through 2004 prepared by World Access' management. The discounted cash flow analysis of World Access management's projections assumes ranges of discount rates of 12% to 14% and 2004 estimated EBITDA exit multiples of 11x to 13x. For the combined company, Deutsche Bank used the same discounted cash flow methodology as for the discounted cash flow analyses of STAR and World Access on a stand alone basis and assumed the same ranges of discount rates and 2004 estimated exit multiples as World Access on a stand alone basis. Projections for the combined company included assumed synergies and transaction expenses. This analysis indicated:



                                                                               COMBINED
                                           STAR           WORLD ACCESS          COMPANY
                                           ----           ------------         --------
Discount Rate Range................       14-16%             12-14%             12-14%
2004E EBITDA Exit Multiple Range...       9x-11x             11x-13x            11x-13x
Total enterprise value.............  $490-$658 million  $1.3-$1.6 billion  $2.6-$3.2 billion
Equity Value.......................  $221-$389 million  $1.4-$1.7 billion  $2.4-3.0 billion
Equity Value Per Share.............     $3.63-$6.41       $14.97-$18.71      $20.45-$26.35



     The relationship between the equity value per share of STAR and of World Access shown in the foregoing analysis may be compared with the exchange ratio in the merger.


     Pro forma financial effects analysis. Deutsche Bank analyzed certain pro forma effects of the STAR merger. Based on such analysis, Deutsche Bank computed the share price, revenues per share and total debt per share for STAR stockholders pre-transaction, for stockholders of the combined company and the STAR equivalent post-transaction, based on management's 2000 estimates, after taking into account the potential cost savings and other synergies identified by management that STAR and World Access could achieve if the STAR merger was consummated and after non-recurring costs relating to the STAR merger, and assuming the exchange ratio is 0.3905 and also assuming that the entire consideration is stock. Deutsche Bank calculated the following pro forma effects of the STAR merger, after taking into account the potential cost savings and other synergies and after non-recurring costs:


                                                         STAR        2000E           STAR
                                                         PRE-       COMBINED      EQUIVALENT
                                                      TRANSACTION   COMPANY    POST-TRANSACTION
                                                      -----------   --------   ----------------
Revenues per share..................................    $19.80       $22.00         $8.59
EBITDA per share....................................     (0.08)        1.03          0.40
Earnings before interest and taxes or EBIT per
  share.............................................     (0.92)       (0.09)        (0.04)
Total debt per share................................      5.25         4.99          1.95
Total book value per share..........................      3.87        10.15          3.96



     This analysis shows that, based on management's 2000 estimates, the STAR-World Access merger (without giving effect to the WorldxChange merger or the June 7, 2000 adjustment in the exchange ratio), on a pro forma basis per STAR share equivalent, would increase EBITDA, EBIT and book value and reduce debt, but would reduce revenues.


     Premiums analysis. Deutsche Bank conducted a premiums analysis, comparing the World Access/STAR transaction to the median and mean of 27 telecom transactions, completed or pending, greater than $100 million and less than $2 billion for the period of May 1, 1997 to February 4, 2000 and to the median and mean of 124 general transactions, completed or pending, greater than $250 million and less than $1 billion that resulted in a controlling stake for the period of January 1, 1999 to February 4, 2000. The premiums analysis was conducted one day prior to announcement date, one week prior to announcement date and four weeks prior to announcement date. The premium to STAR's share price was calculated using the original announcement date of the execution of the letter of intent of December 20, 1999, to enter into the STAR merger and an exchange ratio of 0.3905 World Access share per STAR share. This analysis indicated:

                                                             MEDIAN AND MEAN PREMIUMS
                                             --------------------------------------------------------
                                             1 DAY PRIOR TO ANN.   1 WEEK PRIOR TO   4 WEEKS PRIOR TO
PERIOD                                              DATE              ANN. DATE         ANN. DATE
------                                       -------------------   ---------------   ----------------
Telecom transactions (27 transactions)
  Median...................................         21.3%               25.4%              28.7%
  Mean.....................................         23.8                29.7               41.1
General transactions (124 transactions)
  Median...................................         27.8                36.1               46.5
  Mean.....................................         31.0                40.7               63.0
World Access/STAR..........................         25.0                 9.5               27.3


     This premium analysis permits a comparison between the premium over STAR's share price, based on the market price of World Access and STAR shares at the times shown, with the premiums involved at comparable times in other transactions.



     Other considerations and analyses. In connection with its opinion Deutsche Bank also considered, among other things:



     - telecom equipment company trading and transaction comparables to corroborate World Access' statement that it will be able to sell its Equipment Division for $525 to $600 million,



     - historical exchange ratios of World Access and STAR based on historical trading prices,



     - the amounts of STAR shares that have traded at different price levels, and



     - precedent telecom services transactions.


     Because many of the precedent transactions occurred in market conditions for international long distance companies that differed from market conditions at the time the financial analyses were conducted and/or because business mix or other factors made the targets in the precedent transactions non-comparable to STAR, while Deutsche Bank reviewed precedent telecom services transactions, it did not rely on a precedent transactions analysis.


     The foregoing summary describes analyses that Deutsche Bank deemed material in its presentation to the STAR board of directors, but it is not a comprehensive description of all analyses performed by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.


     In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the board of directors of STAR as to the fairness to STAR stockholders, from a financial point of view, of the merger consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by STAR's management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond STAR's or World Access' control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of STAR, World Access or their respective advisors, neither STAR nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.


     The terms of the STAR merger were determined through negotiations between STAR and World Access and were approved by the STAR board of directors. Although Deutsche Bank provided advice to the STAR board of directors as to the fairness of the merger consideration to the stockholders of STAR, from a financial point of view, the decision to enter into the STAR merger was solely that of the STAR board of directors. The opinion of Deutsche Bank was only one of a number of factors taken into consideration by the STAR board of directors in making its determination to approve the STAR merger. Deutsche Bank's opinion was provided to the STAR board of directors to assist it in connection with its consideration of the STAR merger and does not constitute a recommendation to any holder of STAR common stock as to how to vote with respect to the STAR merger.


     The STAR board of directors selected Deutsche Bank as financial advisor in connection with the STAR merger based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. STAR has retained Deutsche Bank pursuant to an engagement letter dated January 25, 2000. As compensation for Deutsche Bank's services in connection with the STAR merger, a cash fee of $250,000 became payable by STAR to Deutsche Bank upon signing and STAR will pay Deutsche Bank an additional $1,050,000 upon consummation of the STAR merger. Regardless of whether the STAR merger is consummated, STAR has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the STAR merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. STAR has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws that may arise out of its engagement or the STAR merger.

     Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. It is an affiliate of Deutsche Bank AG (together with its affiliates, the DB Group).

     One or more members of the DB Group have, from time to time, provided investment banking, commercial banking, including extension of credit, other financial services to STAR and World Access or their respective affiliates for which it has received compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of STAR and World Access for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.


CONSIDERATION THAT STAR STOCKHOLDERS WILL RECEIVE IN THE STAR MERGER


     Upon completion of the STAR merger, each outstanding share of STAR common stock will be automatically canceled and converted into the right to receive one of two forms of merger consideration to be determined by World Access.


     - Under the first form of consideration, each STAR stockholder will be entitled to receive, for each share of STAR common stock, 0.386595 shares of World Access common stock, subject to upward adjustment if STAR sells PT-1 prior to the completion of the STAR merger for net cash proceeds in excess of $150.0 million.



     - Under the second form of merger consideration, each STAR stockholder will be entitled to receive, for each share of STAR common stock, the same total value as that paid in the first form of consideration. However, under the second form, each STAR stockholder will receive up to 60% of its consideration in World Access common stock and up to 40% of its consideration in cash. If

       World Access selects the second form of consideration, each STAR stockholder will receive the same percentages of stock and cash as other STAR stockholders.



     No fractional shares of World Access common stock will be issued in connection with the STAR merger. Instead, STAR shareholders will receive cash, without interest, instead of a fractional share of World Access common stock.


     Shares of STAR common stock for which dissenters' rights of appraisal, if available, have been perfected in accordance with Delaware law will not be entitled to receive the merger consideration described above.


     Upon completion of the STAR merger, each outstanding STAR stock option or warrant will be automatically converted into an option to purchase such number of shares of World Access common stock as is equal to the number of shares of STAR common stock covered under such STAR stock option or warrant multiplied by the exchange ratio at a per share price equal to the exercise price specified in the STAR stock option or warrant divided by the exchange ratio. The amount of World Access common stock each STAR stock option or warrant will be convertible into is subject to upward adjustment if STAR sells PT-1 before the completion of the STAR merger for net cash proceeds in excess of $150.0 million. Each newly issued World Access stock option will contain terms which are substantially similar to the terms governing the original STAR stock option or warrant.



COMPLETION OF THE STAR MERGER



     The completion of the STAR merger will occur two business days after the conditions to completion are satisfied or waived or at a later time agreed to by World Access and STAR. The STAR merger will be effective at the time that the certificate of merger is filed unless World Access and STAR specify a later effective time in the certificate of merger.



MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE STAR MERGER



     The following discussion summarizes the material federal income tax consequences of the STAR merger. Long Aldridge & Norman LLP, as counsel to World Access, is of the opinion that the following discussion sets forth the material federal income tax consequences of the STAR merger under the federal income tax laws in effect as of the date of this joint proxy statement/prospectus. The following discussion is not a complete analysis of all aspects of federal income taxation that may be relevant to you as a STAR stockholder in light of your particular circumstances. For example, it does not address the federal income tax considerations or the special tax rules that may be relevant to you if you are one of the following types of holders:



     - an insurance company;



     - a tax-exempt organization;



     - an employee stock ownership plan;



     - a bank;



     - a broker, dealer or financial institution;



     - a holder that holds STAR common stock as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for federal income tax purposes;



     - a holder that has a "functional currency" other than the United States dollar;



     - a holder subject to the alternative minimum tax;



     - a holder that is not a citizen or resident of the United States, or that is a foreign corporation, foreign partnership or foreign estate or trust as to the United States;


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


     - a holder who acquired shares of STAR common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or



     - a holder of options to acquire shares of STAR common stock.



     In addition, the discussion does not consider the effect of any foreign, state, local, or other tax laws, or any tax consequences, such as estate or gift tax, other than the federal income tax consequences of the STAR merger that may be applicable to STAR stockholders, or the consequences of transactions completed before or after the STAR merger. Further, this discussion assumes that as a STAR stockholder, you hold your STAR common stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. Generally, a capital asset is property held for investment. This discussion is based on the Internal Revenue Code and final, temporary and proposed treasury regulations promulgated under the Internal Revenue Code, administrative pronouncements and rulings, and judicial decisions as of the date of this joint proxy statement/prospectus, all of which are subject to change or differing interpretations at any time with possible retroactive effect and any such change could affect the continuity and validity of this discussion.



     We have not requested a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the STAR merger nor is the completion of the STAR merger conditioned on the receipt by World Access or STAR of such a ruling or an opinion of tax counsel concerning such tax consequences. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU OF THE STAR MERGER.


  The STAR merger


     Long Aldridge & Norman LLP has rendered an opinion to World Access that the STAR merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. This opinion is subject to the limitations, qualifications and assumptions referred to herein and in such opinion. In rendering its opinion as to the status of the STAR merger as a "reorganization," and in rendering its opinion with respect to the following discussion, counsel has relied upon, and has assumed the accuracy of, information, factual statements and representations made by World Access and STAR in this joint proxy statement/prospectus and the STAR merger agreement, including those representations to counsel contained in certificates of their officers. Any inaccuracy or change with respect to such information, representations or assumptions, or any past or future actions by World Access or STAR contrary to such information, representations or assumptions could adversely affect the conclusions reached in such opinion and the discussion set forth below.



     Counsel's opinion neither binds the Internal Revenue Service nor precludes it or the courts from adopting a contrary position, and no assurance can be given that contrary positions will not be successfully asserted by the Internal Revenue Service or adopted by a court if the issues are litigated.



     The PT-1 asset sale will not prevent "reorganization" treatment. In order for the STAR merger to qualify as a "reorganization," STI Merger Co., the subsidiary of World Access that STAR will merge into in the STAR merger, must acquire "substantially all" of STAR's assets under the Internal Revenue Code, notwithstanding the fact that the PT-1 asset sale will occur prior to the STAR merger and is counted as an asset that STAR should have at the effective time of the merger for purposes of this calculation. The Internal Revenue Service has publicly ruled that a target corporation's pre-merger sale of 50% of its historic business assets for cash did not violate the "substantially all" requirement where all the remaining assets, including the cash proceeds were transferred to the acquiring corporation. Based on this Internal Revenue Service published ruling position on pre-merger asset sales by a target corporation, STAR's representations that the Internal Revenue Service private letter ruling requirements regarding the "substantially all" requirement will be met, and the other Internal Revenue Service and judicial authority, the "substantially all" requirement will be met in the STAR merger and the PT-1 asset sale will not prevent the STAR merger from constituting a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     Under the "continuity of business enterprise requirement," STI Merger Co. must also continue STAR's "historic business" or use a significant portion of STAR's historic assets in a business in order for the STAR merger to qualify as a "reorganization" under the Internal Revenue Code. World Access has represented to counsel that STI Merger Co. will satisfy this test irrespective of the PT-1 asset sale. Based on such World Access representation, Internal Revenue Service and judicial authority, the "continuity of business enterprise" requirement will also be met with respect to the STAR merger.



     The balance of this discussion is based on the conclusion in the opinion that the STAR merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code, and that STAR completes the PT-1 asset sale prior to the STAR merger.


     World Access stockholders will not recognize any gain or loss for federal income tax purposes solely as a result of the STAR merger.

  Tax considerations for STAR stockholders


     Receipt of World Access stock in the STAR merger. You will recognize neither gain nor loss upon the exchange of your STAR common stock for World Access common stock and fractional share interests. Your tax basis in the shares of World Access common stock you receive in the exchange will be the same as the tax basis of the shares of STAR common stock you surrender in the exchange less any portion of such basis allocable to any fractional share interest in any share of World Access common stock for which cash is received. The holding period of the World Access common stock you receive in the exchange will include the holding period during which you held your STAR common stock, provided you held such shares as a capital asset as of the effective time of the STAR merger.



     Receipt of World Access stock and cash. If World Access elects to pay cash, and you realize gain on the exchange of your STAR common stock for a combination of cash and World Access common stock and fractional share interests, you will be required to recognize such gain in an amount equal to the lesser of (i) the amount of gain you realize on the exchange (i.e., the excess of the sum of the cash and the fair market value of the World Access common stock you receive over your tax basis in the STAR common stock surrendered in the exchange) and (ii) the amount of cash you receive in the exchange. If, however, you realize a loss on the exchange of your STAR common stock for a combination of cash and World Access common stock, you cannot recognize such loss.



     Your tax basis in the shares of World Access common stock you receive in the exchange in which you also receive cash will be the same as the tax basis of your shares of STAR common stock surrendered in the exchange, less any portion of such basis allocable to any fractional share interest in any share of World Access common stock for which cash is received, increased by the amount of any gain recognized in the exchange, whether treated as a capital gain or a dividend as discussed below, and decreased by the amount of cash you receive. The holding period of the World Access common stock you receive in the exchange will include the holding period during which you held your STAR common stock.



     Character of gain recognized. The character of the gain you are required to recognize upon your receipt of cash depends on your particular facts and circumstances as a STAR stockholder. Assuming you held your STAR common stock as a capital asset, any gain recognized will be characterized as capital gain unless your receipt of such cash is treated as having the effect of the distribution of a dividend under the Internal Revenue Code.



     To determine whether any such recognized gain is capital gain or is a dividend, a hypothetical redemption is deemed to occur under which a STAR stockholder that receives a combination of cash and World Access common stock is treated as (i) hypothetically receiving solely shares of World Access common stock in exchange for all of its STAR common stock, and (ii) having a portion of its shares of World Access common stock equal in value to the cash actually received in the STAR merger redeemed by World Access. The cash you receive in the hypothetical redemption will have the effect of a distribution of a dividend to you unless such hypothetical redemption (i) is "not essentially equivalent to a dividend" with respect to you or (ii) results in a "substantially disproportionate" redemption of your equity interest in World Access, in both cases after giving effect to the constructive ownership rules of the Internal Revenue Code. If either of these redemption tests is satisfied, then your gain will be capital gain, and will be long-term capital gain if your STAR common stock was held for more than one year as of the effective time of the STAR merger. These redemption tests and the application of the constructive ownership rules are complex. Your tax consequences will depend upon your particular facts and circumstances as a STAR stockholder. We urge you to consult with your tax advisor with respect to these matters.



     If none of the redemption tests is satisfied, you will be treated as having received a dividend distribution in that hypothetical redemption exchange. The amount of such distribution will generally equal the amount of cash you receive, but not in excess of the gain you realize on the exchange pursuant to the STAR merger, and such amount will be treated as a dividend, and thus ordinary income, to the extent of your allocable portion of the accumulated earnings and profits, if any, as determined for federal income tax purposes of STAR. If the amount of such distribution exceeds your allocable portion of STAR's accumulated earnings and profits, then the excess will first be applied against and reduce your basis in such stock, but not below zero, and then any excess will be treated as gain from the sale or exchange of World Access common stock, and thus capital gain, and will be long-term capital gain if your STAR common stock was held for more than one year as of the effective time of the STAR merger. If such distribution is taxable as a dividend to you as a corporate stockholder, it may qualify for the "dividends received deduction;" such dividend distribution may, however, also be subject to the "extraordinary dividend" provisions of the Internal Revenue Code.



     Cash for fractional shares. Based on the current published ruling position of the Internal Revenue Service, you will recognize gain or loss measured by the difference between the amount of cash received and the portion of the tax basis of your STAR common stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss, and will be long-term capital gain if your STAR common stock was held for more than one year as of the effective time of the STAR merger.



     Cash received by dissenting STAR stockholders. If you exercise appraisal rights, any cash received in connection therewith will be treated as having been received in redemption of your STAR common stock, provided the payment is not treated as a dividend pursuant to the Internal Revenue Code. If, after such redemption, you own no World Access stock after giving effect to the constructive ownership rules of the Internal Revenue Code, then you will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of your STAR common stock surrendered, which will be long-term capital gain or loss if your STAR common stock was held for more than one year as of the effective time of the STAR merger.



     Reporting requirements. When you file your federal income tax return for the taxable year in which the STAR merger occurs, you will be required to attach a statement to your return which includes certain information required by the Internal Revenue Service concerning your participation as a STAR stockholder in the STAR merger. ACCORDINGLY, YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR CONCERNING COMPLIANCE WITH THIS REQUIREMENT AND ANY OTHER TAX REPORTING REQUIREMENTS.


  Tax considerations for the corporate parties


     World Access, STI Merger Co. and STAR. No gain or loss will be recognized by World Access, STI Merger Co. or STAR as a result of the STAR merger.



     Limitation on STAR tax attributes. Under the Internal Revenue Code, STI Merger Co. will succeed to the net operating losses, certain "recognized built-in losses," capital losses, general business credits, minimum tax credits, excess foreign tax credits and certain other tax attributes of STAR. Use of these tax attributes by World Access is subject to specific limitations under the Internal Revenue Code and certain provisions of the treasury regulations governing the filing of a consolidated federal income tax return, such as the "separate return limitation year" rules. After an ownership change, the amount of the loss corporation's taxable income for a post-ownership change year that may be offset by the loss corporation's net operating losses arising before the ownership change is annually limited to an amount referred to as the

"Section 382 limitation." The Section 382 limitation generally equals the product of (i) the fair market value of the loss corporation's stock immediately before the ownership change, multiplied by (ii) the federal long-term, tax-exempt rate published monthly by the Internal Revenue Service, which was 5.53% for August 2000.



     STAR and its domestic subsidiaries are members of a "consolidated group" which files a consolidated federal income tax return. The STAR consolidated group, with STI Merger Co. as STAR's corporate successor, will constitute a "loss subgroup" which will undergo a Section 382 ownership change upon completion of the STAR merger. Utilization of any STAR loss subgroup's net operating loss carryover, after taking into account the PT-1 sale, which we refer to as the "pre-change STAR loss subgroup net operating losses," against future World Access consolidated federal taxable income will be subject to an annual loss subgroup Section 382 limitation.



     An additional limitation may apply under which the pre-change STAR loss subgroup net operating losses can only be used to the extent of the "qualifying separate return limitation year subgroup" members' aggregate, cumulative contribution to World Access consolidated taxable income, or the "separate return limitation year limitation." Because the STAR loss subgroup and its separate return limitation year net operating loss subgroup should be treated as co-extensive, and the Section 382 ownership change and separate return limitation year event will occur at the same time, the separate return limitation year limitation should be eliminated with respect to the STAR loss subgroup net operating losses. Notwithstanding the foregoing, it is anticipated that any net operating loss carryovers of STAR will be used to partially offset gain to be recognized by STAR from the sale of the PT-1 assets.



     Limitation on World Access tax attributes. World Access and its domestic subsidiaries are members of a "consolidated group" which files a consolidated federal income tax return. For its taxable year ended December 31, 1999, the World Access consolidated group incurred a consolidated net operating loss, and has a consolidated net operating loss carryover. As such, it constitutes a "loss group." World Access believes that the World Access loss group may have already incurred a Section 382 ownership change in either or both of its 1998 and 1999 taxable years. Thus, the World Access consolidated group's ability to utilize its own consolidated net operating loss carryover as of December 31, 1999 against its future consolidated federal taxable income may already be subject to an annual loss group Section 382 limitation.



     If consummation of either or both the STAR merger and the WorldxChange merger does result in an ownership change for the World Access loss group, the amount of such annual loss group Section 382 limitation will depend in part, on future values which cannot be predicted at this time. In the case of successive ownership changes, the applicable pre-ownership change World Access loss group or member's net operating losses will be subject to the lowest amount of Section 382 limitation which results from any of such successive ownership changes. If instead, completion of either or both the STAR merger and the WorldxChange merger does not result in an ownership change for the World Access loss group, then any existing annual loss group Section 382 limitation for World Access will simply continue to apply.


EXCHANGE OF STAR STOCK CERTIFICATES FOR WORLD ACCESS STOCK CERTIFICATES


     When the STAR merger is completed, World Access' exchange agent will mail a letter of transmittal and instructions to former STAR stockholders describing the procedures for surrendering STAR stock certificates in exchange for the applicable STAR merger consideration. STAR stockholders will be required to deliver their STAR stock certificates, an executed letter of transmittal and any other required documents to the exchange agent. The STAR stock certificates will be canceled, and STAR stockholders will receive the number of shares of World Access common stock and a check for any cash consideration to which they are entitled under the STAR merger agreement. STAR stockholders also will receive cash instead of fractional shares of World Access common stock that they would have otherwise received.



     YOU SHOULD NOT SUBMIT YOUR STAR STOCK CERTIFICATES FOR EXCHANGE UNLESS AND UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.


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

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES OF WORLD ACCESS AND STAR


     The World Access common stock that will be issued in the STAR merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares issued to any person who is an affiliate of either World Access or STAR. Affiliates include individuals or entities that control, are controlled by, or are under common control of, either World Access or STAR and may include some of their respective officers, directors and principal stockholders. Affiliates may not sell the shares of World Access common stock they acquire in the STAR merger except pursuant to:



     - an effective registration statement under the Securities Act covering the resale of those shares;



     - Rule 145 under the Securities Act; or



     - any other exemption under the Securities Act.


ACCOUNTING TREATMENT OF THE STAR MERGER


     World Access intends to account for the STAR merger as a purchase for financial reporting and accounting purposes, under United States generally accepted accounting principles. After the STAR merger, the results of operations of World Access and STAR will be included in the consolidated financial statements of World Access. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of STAR acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under United States generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.


REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE STAR MERGER


     The STAR merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Hart-Scott-Rodino Act prevents the completion of transactions until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the appropriate waiting periods end or expire. World Access and STAR have filed the required information and materials with the Antitrust Division of the Department of Justice and the Federal Trade Commission. The Department of Justice and Federal Trade Commission granted an early termination of the waiting period, effective March 16, 2000. No further action under the Hart-Scott-Rodino Act is required, as long as the STAR merger is completed prior to March 16, 2001.



     The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the STAR merger on antitrust grounds either before or after expiration of the waiting period. Other persons could take action under the antitrust laws, including seeking to enjoin the STAR merger. Additionally, at any time before or after the completion of the STAR merger or the expiration of the waiting period, any state could take action under the antitrust laws.


     The STAR merger also requires notification in certain European countries.


     Under the German Competition Act, the German Cartel Office must be notified of the STAR merger, and the STAR merger cannot be completed until it has been approved by the German Cartel Office or a one month waiting period has expired. The waiting period starts from the date that the German Cartel Office considers the notification complete. On May 18, 2000, the German Cartel Office approved the STAR merger.


     Following the completion of the STAR merger, an information filing must be made in Denmark with the national competition authority.


     The STAR merger is subject to state and federal telecommunications regulatory approvals. All but two of the state regulatory agencies and the Federal Communications Commission require prior notice or approval of the STAR merger. Requests for approval or notifications of the STAR merger have been filed on behalf of World Access and STAR in 48 states and with the Federal Communications Commission.

The legal standard for approval varies from state to state, but approval of the STAR merger generally requires a showing that it is consistent with the public interest. The Federal Communications Commission has approved the STAR merger.



     STAR and World Access cannot complete the STAR merger unless and until the registration statement of which this joint proxy statement/prospectus is a part is declared effective and STAR and World Access are in compliance with Delaware law.



     Other than as described above, we are not aware of any other material governmental or regulatory approval required for completion of the STAR merger.



RIGHTS OF DISSENTING STAR STOCKHOLDERS



     If World Access elects to convert shares of STAR common stock into the right to receive a combination of shares of World Access common stock and cash in the STAR merger, and you are a STAR stockholder who does not wish to accept the merger consideration, you have the right to demand the appraisal of and be paid the fair value of your shares in cash. The fair value of your shares of STAR common stock will exclude any element of value arising from the expectation or completion of the STAR merger. Appraisal rights are not available if World Access elects to convert shares of STAR common stock into the right to receive shares of World Access common stock only.



     THIS JOINT PROXY STATEMENT PROSPECTUS CONSTITUTES THE NOTICE OF APPRAISAL RIGHTS REQUIRED BY DELAWARE LAW. FAILURE TO PROPERLY AND TIMELY COMPLY WITH THESE PROCEDURES WILL RESULT IN THE LOSS OF YOUR APPRAISAL RIGHTS. IF YOU LOSE YOUR APPRAISAL RIGHTS, YOU WILL RECEIVE THE MERGER CONSIDERATION ONLY. THE FOLLOWING DISCUSSION IS A SUMMARY OF DELAWARE LAW AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RELEVANT PROVISIONS OF DELAWARE LAW, A COPY OF WHICH IS ATTACHED AS ANNEX H AND INCORPORATED HEREIN BY REFERENCE.



     If you have a beneficial interest in STAR common stock held of record by another person or entity, such as a nominee, and you wish to exercise the right to appraisal, if available, you must promptly act to cause the record holder to follow the steps below and in Annex H properly and in a timely manner.



     Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a stockholder's exclusive remedy in connection with transactions such as the STAR merger.



     Written demand. If World Access elects to convert shares of STAR common stock into the right to receive both shares of World Access common stock and cash, and you are a STAR common stockholder who wishes to exercise appraisal rights you must deliver a written demand for appraisal of your shares of STAR common stock to STAR before the vote on the STAR merger at the STAR stockholders meeting. The demand should be delivered to STAR at 223 East De La Guerra Street, Santa Barbara, California 93101, Attention: Corporate Secretary.



        Your written demand must reasonably inform STAR:



           - of your identity as a STAR common stockholder; and



           - that by your written demand, you intend to demand appraisal of your shares.



        An abstention or proxy or vote against the STAR merger is not a written demand for appraisal.



        You must hold your shares of STAR common stock of record:



           - on the record date for the STAR stockholders meeting; and



           - from the time you make the written demand, continuously through the STAR merger.



        You must not vote in favor of the STAR merger or consent to the STAR merger in writing.



     After the STAR merger. Within 10 days after the STAR merger, if appraisal rights are available, World Access must send notice of the STAR merger to each person who has satisfied the procedures established by Delaware law. Within 120 days after the STAR merger, if you are a STAR common stockholder who complied with these appraisal procedures, you are, upon written request, entitled to receive from World Access a statement of:



        - the total number of shares of STAR common stock not voted for the STAR merger and for which written demands for appraisal were received; and



        - the total number of holders of such shares.



This statement must be mailed by World Access within ten days after its receipt of the written request for the statement or within ten days after the expiration of the period for delivery of written demand for appraisal, whichever is later.



     Petition in the Court of Chancery. If you have followed the steps above, if appraisal rights are available, and the STAR merger is completed, you or World Access may file a petition in the Court of Chancery of the State of Delaware, within 120 days after the STAR merger is completed, demanding a determination of the "fair value" of your shares. World Access has no obligation to file this petition, and does not currently intend to file this petition. If you wish to have the Court of Chancery determine the "fair value" of your shares, you must file the petition. You will fail to perfect and lose your right to appraisal if no petition is filed within 120 days after the STAR merger is completed.



     The Court of Chancery may require you to submit your share certificates to the Register in Chancery for notation of the appraisal proceeding. If you fail to comply with this direction, the court may dismiss the appraisal proceedings as to you.



     If you have complied with these procedures, the Court of Chancery will determine whether you have complied with Delaware law and if you are entitled to appraisal rights. After determining the STAR common stockholders entitled to appraisal, the court will appraise the "fair value" of shares of STAR common stock. "Fair value" will be determined exclusive of any element of value arising from the completion or expectation of the STAR merger. The court may consider all relevant factors including market value, asset value, dividends, earning prospects, and the nature of the business. "Fair value" may be more than, the same as, or less than the value of the merger consideration.



     The court will also determine if interest will be paid on the amounts to be received by those STAR common stockholders whose shares have been appraised. The costs of the appraisal proceeding may be determined by the court and taxed on the parties as the court determines to be equitable. You also may apply to the court to have the expenses of the appraisal proceeding incurred by you charged pro rata against the value of all shares entitled to appraisal.



     Withdrawal of written demand for appraisal. If you fail to perfect, lose or withdraw your right to appraisal under Delaware law, you will receive the merger consideration provided in the STAR merger agreement. You may withdraw your written demand for appraisal by delivering a written withdrawal of your demand for appraisal and acceptance of the merger consideration to World Access. Any attempt to withdraw made more than 60 days after the STAR merger will require the written approval of World Access. No appraisal proceeding filed with the Court of Chancery may be dismissed as to you without approval of the court.



     Rights of STAR common stockholders demanding appraisal. If you have complied with the procedures of Delaware law as to appraisal, after the STAR merger, you will not be entitled to:



        - vote your shares of STAR common stock subject to appraisal, or



        - dividends or distributions on your shares of STAR common stock subject to appraisal.



You will still be entitled to dividends or distributions payable on your shares subject to appraisal as to a date prior to the STAR merger.

INTERESTS OF DIRECTORS, OFFICERS AND STOCKHOLDERS IN THE STAR MERGER


  Option plans and change in control arrangements


     STAR's stockholders should be aware that some of STAR's executive officers and directors have interests in the STAR merger that are in addition to the interests of the stockholders of STAR generally.



     Under STAR's 1997 Omnibus Stock Incentive Plan, the administrator of the plan, which is a committee of the STAR board of directors, may provide for the acceleration of the stock options, stock appreciation rights, stock units or restricted shares granted to employees and outside directors in the event of a change in control.



     Under STAR's 1996 Outside Director Nonstatutory Stock Option Plan, the STAR board of directors may decide upon a change in control, that it is necessary or desirable to accelerate the exercisability of outstanding options granted under the plan. The STAR board of directors also has the discretion to terminate any outstanding options that have been accelerated but not exercised during the exercise period. The STAR merger constitutes a change in control under the 1997 Omnibus Stock Incentive Plan and the 1996 Outside Director Nonstatutory Stock Option Plan.


     Other than as discussed below, the STAR board of directors does not intend to accelerate options or other securities held by executive officers or directors of STAR under the 1997 Omnibus Stock Incentive Plan or the 1996 Outside Director Nonstatutory Stock Option Plan.


     On January 3, 2000, STAR's non-executive stock option committee determined that all of David Vaun Crumly's currently outstanding and future unvested options would become exercisable five business days before a change in control. The non-executive stock option committee accelerated Mr. Crumly's stock options as an incentive for Mr. Crumly's continued employment with STAR through the
completion of the STAR merger. As of             , 2000, Mr. Crumly's options to
purchase                shares will accelerate upon the STAR merger. The
approximate value of his accelerated options as of             , 2000 is
$          .


  Change in control agreement


     In January 1996, STAR entered into an employment agreement with David Vaun Crumly, whereby Mr. Crumly became Executive Vice President. Under his employment agreement, Mr. Crumly will receive a bonus equal to the lesser of $1,500,000 or a percentage of the monthly gross sales of accounts relating to customers introduced to STAR by Mr. Crumly for the month before a sale transaction. The percentage is either ten, twenty or thirty percent, depending on the size of the monthly gross sales. STAR must pay the bonus in cash within 90 days of the sale transaction, or if the stockholders of STAR receive stock in the transaction, STAR can pay up to 50% of the bonus in STAR common stock or the shares of common stock of the acquiring company. The STAR merger constitutes a sale transaction
under the agreement. As of             , 2000, Mr. Crumly's bonus is
approximately $          .


  Registration rights under voting agreement of Christopher Edgecomb


     World Access and Christopher Edgecomb entered into a voting and stock transfer restriction agreement under which World Access granted to Mr. Edgecomb unlimited "piggyback" registration rights. Mr. Edgecomb is entitled to include the shares of World Access common stock he acquires in the STAR merger in any registration of capital stock for the account of World Access or any selling stockholder. World Access has also agreed to pay all of Mr. Edgecomb's expenses in any piggyback registration, other than underwriting commissions and fees of Mr. Edgecomb's legal counsel.


  Election of member of board of directors of World Access

     In the STAR merger agreement, World Access agreed to elect Christopher Edgecomb to the board of directors of World Access or another person designated by STAR and agreed to by World Access.

                    DESCRIPTION OF THE STAR MERGER AGREEMENT



     World Access and STAR entered into the original STAR merger agreement on February 11, 2000. On June 7, 2000, the parties amended the original STAR merger agreement to:



     - adjust the exchange ratio,



     - reduce World Access' short-term loan commitments to STAR by amounts provided to STAR by WorldCom or any of its affiliates, and



     - provide that the condition to World Access' obligations under the STAR merger agreement relating to STAR's sale of PT-1 will be satisfied if STAR sells the assets of PT-1 to Counsel for net cash proceeds of at least $120.0 million pursuant to the PT-1 asset sale agreement.



     The original STAR merger agreement as amended is referred to in this joint proxy statement/prospectus as the STAR merger agreement. This is only a summary of the STAR merger agreement and may not contain all of the information that is important to you. The STAR merger agreement is attached to this joint proxy statement/prospectus as Annex A. World Access and STAR urge you to read it carefully.



DESCRIPTION OF THE STAR MERGER CONSIDERATION



     Upon completion of the STAR merger, each outstanding share of STAR common stock will be automatically canceled and converted into the right to receive one of two forms of merger consideration to be determined by World Access.



     - Under the first form of consideration, each STAR stockholder will be entitled to receive, for each share of STAR common stock, 0.386595 shares of World Access common stock, subject to upward adjustment if STAR sells PT-1 prior to the completion of the STAR merger for net cash proceeds in excess of $150.0 million.



     - Under the second form of merger consideration, each STAR stockholder will be entitled to receive, for each share of STAR common stock, the same total value as that paid in the first form of consideration. However, under the second form, each STAR stockholder will receive up to 60% of its consideration in World Access common stock and up to 40% of its consideration in cash. If World Access selects the second form of consideration, each STAR stockholder will receive the same percentages of stock and cash as other STAR stockholders.



     No fractional shares of World Access common stock will be issued in connection with the STAR merger. Instead, STAR shareholders will receive cash, without interest, instead of a fractional share of World Access common stock. Shares of STAR common stock for which dissenters' rights of appraisal, if available, have been perfected in accordance with Delaware law will not be entitled to receive the merger consideration described above.



     Upon completion of the STAR merger, each outstanding STAR stock option or warrant will be automatically converted into an option to purchase the number of shares of World Access common stock that equals the number of shares of STAR common stock covered under the STAR stock option or warrant multiplied by the exchange ratio at a per share price equal to the exercise price specified in the STAR stock option or warrant divided by the exchange ratio. The amount of World Access common stock each STAR stock option or warrant will be convertible into, is subject to upward adjustment if STAR sells PT-1 before to the completion of the STAR merger for net cash proceeds in excess of $150.0 million. Each newly issued World Access stock option will contain terms that are substantially similar to the terms governing the original STAR stock option or warrant.

REPRESENTATIONS AND WARRANTIES CONTAINED IN THE STAR MERGER AGREEMENT



     World Access and STAR each made representations and warranties in the STAR merger agreement regarding their businesses, financial condition, structure and other facts pertinent to the STAR merger, including:



     - corporate existence, organization, standing, authority and capitalization;



     - consents and regulatory approvals necessary to complete the STAR merger;



     - validity of required filings and reports with the Securities and Exchange Commission;



     - absence of pending or threatened suits, actions or other proceedings not already disclosed in the STAR merger agreement;



     - maintenance of permits and licenses necessary for the operation of business;



     - compliance with applicable laws and required licenses and permits;



     - absence of material changes in business or the occurrence of certain events since December 31, 1998;



     - ownership of intellectual property and absence of infringement on any intellectual property rights of any person or entity;


     - fairness opinions to be received by financial advisors;


     - the filing of tax returns and payment of taxes; and



     - validity of material contracts.


     In addition, STAR made representations and warranties regarding employees and employee benefits matters.


     Except with respect to breaches that occur before the completion of the STAR merger, the representations and warranties of World Access and STAR do not survive beyond the effective time of the STAR merger.


STAR'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE STAR MERGER


     STAR has agreed that until the completion of the STAR merger or unless World Access consents in writing, STAR will conduct its business in the ordinary course and will use reasonable efforts to preserve intact its lines of business, maintain its rights and franchises and preserve its relationships with customers and suppliers.



     STAR has also agreed that until the completion of the STAR merger or unless World Access consents in writing, STAR will conduct its business in compliance with restrictions relating to the following:



     - the issuance, redemption, reclassification, combination or split of any of its capital stock;


     - employees and employee benefits and remuneration;


     - the issuance of dividends or other distributions on its capital stock;



     - modification of its certificate of incorporation or bylaws;


     - the acquisition of assets or other entities;


     - the sale of assets;


     - capital expenditures or other investments;


     - the creation, assumption or incurrence of indebtedness not currently outstanding;

     - the settlement of litigation;


     - the entering into of contracts that would restrict World Access from engaging in business in certain geographic areas after the completion of the STAR merger;



     - the changing of its accounting policies and procedures; and


     - actions which would jeopardize the tax treatment of the STAR merger.


NO OTHER NEGOTIATIONS INVOLVING POTENTIAL ACQUIRORS OF STAR



     Until the STAR merger is completed or the STAR merger agreement is terminated, STAR has agreed that it will not permit any of its agents or representatives to take any of the following actions without World Access' prior written consent:



     - encourage or knowingly facilitate any inquiries regarding an acquisition proposal;


     - participate in any discussions or negotiations regarding an acquisition proposal;

     - disclose any confidential information to any person in connection with an acquisition proposal; or


     - knowingly facilitate any effort to make or accept an acquisition proposal.



     Notwithstanding the above limitations on STAR's actions, for any unsolicited, bona fide written acquisition proposal by a person unaffiliated with STAR that proposes:



     - a business combination or similar action involving STAR;



     - any purchase or sale of a material portion of STAR's assets, taken as a whole; or



     - any purchase or sale of, or tender or exchange offer for, a material portion of the shares of STAR common stock.



STAR may:



     - recommend approval by its stockholders of such proposal or withdraw, modify or qualify its recommendation that the STAR stockholders approve the STAR merger; or



     - furnish information and engage in discussions regarding such proposal.



Provided that:


     - the STAR stockholders meeting has not occurred;


     - if the STAR board of directors changes its recommendation, the STAR board of directors must conclude that the acquisition proposal is a superior proposal to the STAR merger, terminate the STAR merger agreement and pay the $14.0 million termination fee to World Access;



     - if the STAR board of directors furnishes information regarding an acquisition proposal, the STAR board of directors must conclude that the proposal could reasonably be expected to result in a superior proposal;



     - STAR enters into a confidentiality agreement with a third party making an acquisition proposal before providing any confidential information; and



     - STAR notifies World Access of any third party inquiries, proposals or offers before providing any confidential information.

DESCRIPTION OF THE MANAGEMENT SERVICES BETWEEN WORLD ACCESS AND STAR



     The STAR merger agreement provides that, to the extent permitted by applicable law, World Access and STAR intend to enter into a management agreement under which World Access would provide management services to STAR pending the completion of the STAR merger. At the time of the mailing of this joint proxy statement/prospectus, World Access and STAR have not entered into a management services agreement.


BOARD OF DIRECTORS OF WORLD ACCESS


     World Access and STAR agreed that immediately following the completion of the STAR merger, World Access will elect a STAR designee to the World Access board of directors.


CONDITIONS TO COMPLETION OF THE STAR MERGER


     Each party's obligation to complete the STAR merger is subject to the satisfaction or waiver of each of the following material conditions:



     - the STAR merger agreement and the STAR merger must be approved by the required vote of the stockholders of World Access and STAR;



     - this joint proxy statement/prospectus must be declared effective by the Securities and Exchange Commission, and must not be subject to a stop order;



     - the representations and warranties of each party contained in the STAR merger agreement must be true and correct as of February 11, 2000 and as of the date the STAR merger is completed, except where any failure to be true and correct would not have a material adverse effect on the other party;



     - each of the parties must perform or comply in all material respects with all of its material agreements and covenants required by the STAR merger agreement to be performed or complied with at or before completion of the STAR merger;



     - each of the parties must obtain all consents and approvals that are necessary to complete the STAR merger. However, if the failure of a party to use reasonable efforts to obtain such consents and approvals is the cause of the failure to obtain such consents and approvals, the party failing to use reasonable efforts must complete the STAR merger;



     - no material adverse effect with respect to either party shall have occurred since February 11, 2000; and



     - the waiting period applicable to the STAR merger under the Hart-Scott-Rodino Act must have terminated or expired.



     World Access' obligations to complete the STAR merger are subject to the satisfaction or waiver of each of the following material conditions:



     - STAR must comply with all procedures and requirements applicable to it under the dissenters' rights requirements of Delaware law, the period for exercising appraisal rights in connection with the STAR merger must have expired and fewer than 1% of the shares of STAR common stock must have exercised appraisal rights;



     - STAR must complete the PT-1 asset sale to Counsel for net cash proceeds of at least $120.0 million pursuant to the PT-1 asset purchase agreement, or sell PT-1 to another purchaser for net cash proceeds of at least $150.0 million pursuant to an agreement reasonably satisfactory to World Access; and



     - STAR must not have received notification, and World Access must not have any reasonable reason to believe, STAR's obligations relating to the China-U.S. Cable Network were not fully satisfied by the reclamation of STAR's capacity in the network, and STAR must have no further obligations or liabilities with respect to the network.



TERMINATION OF THE STAR MERGER AGREEMENT



     The STAR merger agreement may be terminated at any time before completion of the STAR merger by either party for any of the following reasons:



     - by mutual written consent;



     - if the other party fails to comply with its material covenants or agreements in the STAR merger agreement and fails to cure such noncompliance within ten business days after receiving a notice of breach; however, the non-breaching party may not terminate the STAR merger agreement if the breaching party continues to use reasonable efforts to cure the breach;



     - if the other party has breached any of its representations or warranties, and the breach remains uncured for ten business days after receiving a notice of breach; however, the non-breaching party may not terminate the STAR merger agreement if the breaching party continues to use reasonable efforts to cure the breach;



     - if the STAR merger has not been completed by September 30, 2000, unless the failure to complete the STAR merger is the result of a breach of the STAR merger agreement by the party seeking to terminate the STAR merger agreement;



     - if any permanent injunction, order, decree or ruling by any governmental entity preventing the completion of the merger has become final and nonappealable; or



     - if the stockholders of World Access or STAR fail to approve the STAR merger agreement by the required vote.



     The STAR merger agreement may be terminated at any time prior to completion of the STAR merger by STAR if, prior to the STAR stockholders vote and upon three business days' prior notice to World Access, STAR's board of directors determines that an acquisition proposal is a superior proposal. However, STAR's termination of the STAR merger agreement is subject to the following conditions:



        - prior to termination and upon request by World Access, STAR negotiates with World Access regarding a revised proposal by World Access;


        - the STAR board of directors determines, during such three-day period and after considering the revised World Access proposal, that the acquisition proposal is a superior proposal; and


        - STAR pays the $14.0 million termination fee.



     The STAR merger agreement may be terminated at any time prior to completion of the STAR merger by World Access if STAR:



     - is involved in a voluntary or involuntary bankruptcy or similar proceeding;



     - is subject to the appointment of a receiver or similar official;



     - is subject to a winding up or a liquidation decree or order;



     - shares a general assignment for the benefit of its creditors;



     - prior to the stockholder vote, makes an adverse change in the board's recommendation or approves or recommends a superior proposal before the STAR stockholders meeting; or



     - is involved in an event of default under the anticipated short-term loan agreements between World Access and STAR.

PAYMENT OF TERMINATION FEE IF THE STAR MERGER AGREEMENT IS TERMINATED



     STAR must pay World Access a termination fee of $14.0 million if the STAR merger agreement is terminated for the following reasons:



     - because the STAR board of directors determines that a competing acquisition proposal is a superior proposal;



     - if the STAR merger agreement is terminated by World Access because the STAR board of directors makes an adverse change in the STAR recommendation or approves or recommends a superior proposal; or



     - because the stockholders of STAR have not adopted the STAR merger agreement by the required vote and STAR enters into a definitive agreement with respect to a business combination with an entity other than World Access within 12 months after the termination of the STAR merger agreement.



EXTENSION, WAIVER AND AMENDMENT OF THE STAR MERGER AGREEMENT



     The STAR merger agreement may be amended by World Access and STAR at any time before completion of the STAR merger. However, no amendment may be made after adoption of the STAR merger agreement by the World Access and STAR stockholders.



     World Access or STAR may, at any time prior to completion of the STAR merger:



     - extend the time for the performance of any of the obligations or other acts of the other party under the STAR merger agreement;



     - waive any inaccuracies in representations and warranties of the other party; or


     - waive compliance with any of the agreements of the other party contained in the STAR merger agreement.


                  STAR VOTING AGREEMENTS AND CREDIT AGREEMENTS



     This section of the joint proxy statement/prospectus describes the voting agreements of Christopher E. Edgecomb and Samer Tawfik and the anticipated STAR credit agreements.


EDGECOMB VOTING AGREEMENT


     World Access and Christopher E. Edgecomb have entered into a voting and stock transfer restriction agreement, dated February 11, 2000, under which Mr. Edgecomb has agreed to vote all of his shares of STAR common stock in favor of the STAR merger and against any action that would not be in favor of the STAR merger.



     Under the agreement, Mr. Edgecomb may not:



     - sell or transfer any of his shares of STAR common stock;



     - trade or take any position with respect to his shares of STAR common stock;



     - enter into any voting arrangement or understanding with respect to his shares of STAR common stock; or



     - take any action that would make his representations or warranties untrue or prevent him from performing any of his obligations.

     The agreement also prohibits Mr. Edgecomb from transferring or taking a position in any of the shares of World Access common stock he receives in the STAR merger for six months after the completion of the STAR merger or as long as he is a member of the World Access board of directors. World Access has the first right to assist Mr. Edgecomb in the sale of his shares to an "accredited investor" or "qualified institutional buyer," as defined in the Securities Exchange Act of 1934, as amended. However, if World Access is unable to arrange for a sale within 30 days, Mr. Edgecomb may complete the sale.



     World Access has also agreed to provide Mr. Edgecomb piggyback registration rights for Mr. Edgecomb's shares of World Access common stock that he is restricted from selling under Rule 144 of the Securities and Exchange Act of 1934. Mr. Edgecomb can only exercise this right if he requests the registration of at least 25% of his shares or shares having a value of at least $2.0 million.



     Mr. Edgecomb has also agreed to restrictions on the solicitation or employment of STAR employees.


     The voting and stock transfer restriction agreement terminates upon the termination of the STAR merger agreement in accordance with its terms.

TAWFIK VOTING AGREEMENT


     On February 11, 2000, World Access also entered into a voting and stock transfer restriction agreement with Samer Tawfik. Under this agreement, Mr. Tawfik has agreed to vote all of his shares of STAR common stock in favor of the STAR merger and against any action that would not be in favor of the STAR merger.



     Under the agreement, Mr. Tawfik may not:



     - sell or transfer any of his shares of STAR common stock, except that Mr. Tawfik can transfer up to 2,430,000 shares of his STAR common stock to unaffiliated third parties;



     - trade or take any position with respect to his shares of STAR common stock;



     - enter into any voting arrangement or understanding with respect to his shares of STAR common stock; or



     - take any action that would make his representations or warranties untrue or prevent him from performing any of his obligations.



     Mr. Tawfik may not transfer any of the shares of World Access common stock he receives in the STAR merger agreement for six months after the completion of the STAR merger. World Access has the first right to assist Mr. Tawfik in the sale of his shares to an "accredited investor" or a "qualified institutional buyer," as defined in the Securities Exchange Act of 1934. However, if World Access is unable to arrange for a sale within 30 days, Mr. Tawfik may complete the sale.


     The voting and stock transfer restriction agreement terminates upon the termination of the STAR merger agreement in accordance with its terms.


     Because Mr. Edgecomb and Mr. Tawfik each hold a significant number of shares of STAR common stock, there is a greater likelihood that the STAR merger will be approved by the required vote of the STAR stockholders. Mr. Edgecomb's
voting agreement applies to           shares representing approximately      %
of the voting power for the STAR merger as of                , 2000. Mr.
Tawfik's voting agreement applies to           shares representing approximately
     % of the voting power for the STAR merger as of                , 2000. The
combined voting power for the STAR merger under the agreements of Mr. Edgecomb
and Mr. Tawfik is approximately      % as of                , 2000.

STAR CREDIT AGREEMENTS


     World Access expects to enter into a credit agreement with STAR which would provide STAR with a short-term loan of up to $25.0 million. The loan will provide an initial advance to STAR and additional advances, each of which will be made in World Access' sole discretion. The loan will be secured by all personal property of STAR, PT-1 and Helvey Com LLC, including all equipment, inventory, Indefeasible Rights of Use in telecommunications cables and cable systems, accounts receivable, and general intangibles of STAR, PT-1, and Helvey; by a pledge of all capital stock owned by STAR in certain of its subsidiaries; and by a pledge of all capital stock owned by PT-1 in certain of its subsidiaries. The interest rate will be LIBOR plus 4% per year. The loan will be due on the earlier of:



     - one year from the date of the STAR credit agreement; or



     - 90 days after the STAR merger agreement terminates.



     World Access also expects to enter into a credit agreement with STAR Telecommunications Holding GmbH, which would provide STAR GmbH with a short-term loan of $10.0 million. This loan will provide an initial advance to STAR GmbH and additional advances, each of which will be made in World Access' sole discretion. The loan will be secured by all personal property of STAR GmbH. STAR will pledge all of its interest in STAR GmbH and STAR GmbH will pledge all of its interest in STAR Telecommunications Deutschland GmbH and STAR Telecommunications Network GmbH. The interest rate will be LIBOR plus 4% per year. The loan will be due on the earlier of:



     - one year from the date of the STAR GmbH credit agreement; or



     - 90 days after the STAR merger agreement is terminated.



     World Access will reduce the amount of credit it provides to STAR or its subsidiaries for each dollar of additional financing provided to STAR and its subsidiaries by WorldCom Network Services up to an aggregate of $30.0 million.



                           INFORMATION REGARDING STAR



     STAR provides high-quality, competitively priced, long distance telecommunication services to consumer and commercial retail customers as well as to other telecommunications carriers located within the U.S. and Europe. In Germany, STAR offers Internet service providers wholesale dial-up services along with a range of support services including data center co-location and bandwidth provisioning. STAR seeks to capitalize on the increasing demand for high-quality international communications services which is being driven by the globalization of the world's economies, the worldwide trend toward telecommunications deregulation, and the growth of voice, data and Internet traffic.



     STAR was incorporated in Delaware on September 13, 1996. Additional information regarding STAR is contained in STAR's filings with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. See "Where You Can Find More Information" on the inside front cover page of this joint proxy statement/prospectus.



                                STAR LITIGATION



     On February 14, 2000 and March 1, 2000, identical class action complaints were filed against STAR and Christopher E. Edgecomb, Mary A. Casey, Mark Gershein, Gordon Hutchins, Jr., John R. Snedegar, Arunas A. Chesonis and Samer Tawfik. The complaint alleged causes of action for breach of fiduciary duty arising from approval of the STAR merger on the grounds that the consideration to be received in the STAR merger was unfair, unconscionable and grossly inadequate. On May 31, 2000, the Superior Court of the State of California of the County of Santa Barbara granted STAR's demurrer on the grounds that the plaintiff's complaints were legally deficient, effectively dismissing the lawsuit. On July 14, 2000, the plaintiff filed a notice of appeal from that judgment.

     On March 11, 1999, a proceeding was commenced by PT-1 by notice of petition following the election by a PT-1 stockholder to dissent from STAR's merger with PT-1 and following a demand for payment of the fair value of approximately 2,731,330 shares of PT-1 held by the stockholder. The proceeding was commenced in the Supreme Court of the State of New York. The PT-1 stockholder is seeking damages in accordance with his appraisal rights under New York law. On July 26, 2000, the Supreme Court of the State of New York of the County of Queens issued a temporary restraining order in favor of the stockholder which prevents PT-1 from distributing any of the proceeds of the PT-1 asset sale to STAR unless PT-1 has first set aside a reserve in the amount of $37,649,800 in cash to satisfy the stockholder's claim.



     From time to time, STAR is party to various legal proceedings, including billing disputes and collection matters and actions brought by certain terminated employees that arise in the ordinary course of business.

                       COMPARISON OF RIGHTS OF HOLDERS OF


                         WORLD ACCESS COMMON STOCK AND


                               STAR COMMON STOCK



     This section of the joint proxy statement/prospectus summarizes the differences between the World Access common stock and STAR common stock. STAR stockholders should read this entire document, and each companies' certificate of incorporation, bylaws and the other documents referred to carefully for a more complete understanding of the differences between the World Access common stock and STAR common stock. For information on how to obtain these documents, see "Where You Can Find More Information" on the inside front cover page.



     The rights of World Access' stockholders are governed by its certificate of incorporation, as amended, its bylaws and the laws of the State of Delaware. The rights of STAR stockholders are currently governed by its certificate of incorporation, as amended and restated, its bylaws and the laws of the State of Delaware. After the completion of the STAR merger, STAR stockholders will become stockholders of World Access. Because STAR and World Access are both Delaware corporations, after the STAR merger is completed, the rights of STAR's stockholders will continue to be governed by Delaware law. The following paragraphs compare the rights of World Access stockholders and STAR stockholders under the certificates of incorporation and bylaws of World Access and STAR, as applicable.



COMPARISON OF AUTHORIZED AND OUTSTANDING CAPITAL STOCK



     The authorized capital stock of World Access currently consists of 160,000,000 shares, of which 150,000,000 shares are common stock of $.01 par value per share, and 10,000,000 shares of which are preferred stock of $.01 par value per share. Note, however, that pursuant to this joint proxy statement/prospectus, the World Access stockholders are being asked to approve an amendment to the World Access certificate of incorporation that would increase the number of shares of common stock World Access is authorized to issue to 290,000,000. As of August 1, 2000, 61,707,277 shares of World Access common stock were outstanding and 613,905 shares of World Access preferred stock were outstanding.



     The authorized capital stock of STAR consists of 100,000,000 shares of common stock, of which 58,656,802 shares were outstanding as of August 1, 2000 and 5,000,000 shares of preferred stock, of which no shares were outstanding as of August 1, 2000.



COMPARISON OF CLASSES OF COMMON STOCK



     World Access and STAR each have one class of common stock issued and outstanding. Holders of World Access common stock and holders of STAR common stock are each entitled to one vote for each share held.



COMPARISON OF REQUIREMENTS FOR SPECIAL MEETING OF STOCKHOLDERS



     Special meetings of World Access may be called by World Access' board of directors or an officer instructed by the board of directors to call a meeting.



     Special meetings of STAR may be called by the president of STAR and must be called by the president or secretary of STAR at the request of a majority of the board of directors.



COMPARISON OF REQUIREMENTS FOR ACTION BY WRITTEN CONSENT IN LIEU OF A STOCKHOLDERS' MEETING



     Pursuant to the World Access certificate of incorporation, World Access stockholders may not take action without a meeting by written consent except for preferred stockholders.



     STAR stockholders may take action without a meeting only by unanimous written consent of the stockholders entitled to vote on such action.

COMPARISON OF RECORD DATE FOR DETERMINING STOCKHOLDERS



     Both the World Access bylaws and the STAR bylaws provide that each of their boards of directors may fix a record date that:



     - in the case of determination of the stockholders entitled to vote at any meeting of stockholders or adjournment of any meeting, may not be more than 60 days or less than ten days before the date of the meeting; and



     - in the case of any other action, may not be more than 60 days before any such action.



Furthermore, if the World Access board of directors or the STAR board of directors do not fix a record date in the manner described above, then:



     - the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day after the day that notice is given, or, if notice is waived, at the close of business on the day after the day that the meeting is held; and



     - the record date for determining stockholders for any other purpose will be at the close of business on the day the board of directors adopt the related resolution.



COMPARISON OF PROCEDURES TO NOMINATE DIRECTORS



     The World Access bylaws require that board nominations be made by the board of directors or a stockholder who gives timely notice to the secretary of World Access. To give timely notice, a stockholder's nomination notice must be received by the secretary of World Access at least 120 days before the one-year anniversary of the date of the proxy statement in connection with the previous year's annual meeting of stockholders. A nominating stockholder's notice must be received by World Access no later than the close of business on the tenth day following the earlier of:



     - the day on which notice of the upcoming meeting was mailed or given to the World Access stockholders; or



     - the day on which public disclosure of the date of the upcoming meeting was made by World Access if:



        - no annual meeting was held in the previous year;



        - the date of the upcoming annual meeting has changed by more than 30 days from the date set forth in the previous year's proxy statement; or



        - the upcoming meeting is not an annual meeting.



     The STAR certificate of incorporation and bylaws are silent with respect to the nomination of persons for election to the STAR board of directors.



COMPARISON OF NUMBER OF DIRECTORS



     The World Access amended certificate of incorporation and bylaws provide that the World Access board of directors may not have less than three and not more than 12 directors. The exact number of directors will be determined from time to time by the World Access board of directors. Note, however, that in connection with this joint proxy statement/prospectus, World Access is seeking approval by its stockholders of an amendment to its certificate of incorporation that would increase the maximum number of directors to 15.



     The STAR certificate of incorporation and bylaws provide that the number of directors will be determined from time to time by the STAR board of directors.

COMPARISON OF CLASSIFIED BOARD OF DIRECTORS



     Each of World Access' and STAR's board of directors is currently divided into three classes, as nearly equal in size as possible, in which each class of directors is elected annually. Directors of World Access and STAR are elected for a three year term and until their successors are elected and qualified.



     You should note, however, that in connection with this joint proxy statement/prospectus, World Access is seeking the approval of its stockholders to amend its certificate of incorporation to eliminate World Access' classified board of directors. If this amendment is approved by the required vote of the World Access stockholders, all World Access directors would be elected annually to serve a one-year term. At an annual meeting in which a quorum is present, the persons receiving a plurality of the votes cast by World Access stockholders would be elected as the directors.



COMPARISON OF PROCEDURES FOR THE REMOVAL OF DIRECTORS



     The World Access bylaws provide that any director or the entire board of directors may be removed at any time, with cause, by the holders of a majority of the voting power of the shares entitled to vote at an election of directors.



     Delaware law provides that any director or the entire board of directors of STAR may be removed for cause, by the holders of a majority of the shares entitled to vote at an election of directors.



COMPARISON OF BOARD OF DIRECTORS VACANCIES



     The bylaws of both World Access and STAR provide that vacancies on the board of directors may be filled by the vote of the majority of directors remaining in office.



COMPARISON OF NOTICE REQUIREMENTS OF SPECIAL MEETINGS OF THE BOARD OF DIRECTORS



     The World Access bylaws provide that the chairman of the board, the vice-chairman of the board, the president or a majority of directors then in office may call special meetings of the board of directors. The bylaws do not require a specific notice period, but only require that the notice provide sufficient time for the convenient assembly of the directors.



     The STAR bylaws provide that special meetings may be called by the president on ten days notice to each director by mail or 48 hours notice either personally by telephone, telegram or facsimile. Special meetings must be called in like manner and on like notice by the president or secretary upon the written request of two directors, or the sole director if the board consists of only one director.



COMPARISON OF PROCEDURES FOR AN AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS



     The World Access amended certificate of incorporation imposes a super-majority voting requirement with respect to certain amendments. Any amendment to the classified board provisions of the certificate of incorporation, or any proposed change to the certificate or bylaws which is inconsistent with such provision, requires the vote of holders of at least 75% of the voting power of all shares entitled to vote in the election of directors, voting as a single class. The World Access bylaws may be amended by either the board of directors or stockholders of World Access.



     Except with respect to the corporate name, registered office, name of the registered agent and purpose of the corporation, which require a majority vote, the stockholders of STAR may amend the certificate of incorporation only by the vote of at least 75% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a single class. The STAR bylaws may be amended by the STAR board of directors or by the vote of stockholders owning 75% of the shares of STAR.

                   STAR SELECTED CONSOLIDATED FINANCIAL DATA



     In the table below, STAR provides you with selected consolidated financial data of STAR. The selected consolidated statements of operations data for the years ended December 31, 1997, 1998, and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from STAR's audited financial statements incorporated by reference in this joint proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 are derived from audited financial statements not contained herein. The selected consolidated financial data as of March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000 are derived from STAR's unaudited consolidated financial statements incorporated by reference in this joint proxy statement/prospectus, which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such information. When you read this selected consolidated financial data, it is important that you also read the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and STAR's consolidated financial statements and the related notes thereto incorporated by reference in this joint proxy statement/prospectus.



                                                                                                               THREE MONTHS
                                                                YEARS ENDED DECEMBER 31,                     ENDED MARCH 31,
                                                  -----------------------------------------------------   ----------------------
                                                   1995       1996       1997       1998        1999         1999         2000
                                                  -------   --------   --------   --------   ----------   -----------   --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)    (UNAUDITED)
                                                                      -------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues........................................  $66,964   $283,450   $434,086   $619,220   $1,061,774    $228,209     $255,105
Operating expenses:
  Cost of services(1)...........................   50,300    244,153    374,504    523,621      925,206     192,914      225,840
  Selling, general and administrative...........   13,356     41,804     48,906     66,140      160,067      31,465       33,329
  Depreciation and amortization.................      952      2,343      5,650     15,054       44,236       8,730       13,050
  Loss on impairment of goodwill................       --         --         --      2,604           --          --           --
  Merger expense................................       --         --        286      1,026        1,878       1,442           --
                                                  -------   --------   --------   --------   ----------    --------     --------
         Total operating expenses...............   64,608    288,300    429,346    608,445    1,131,387     234,551      272,219
                                                  -------   --------   --------   --------   ----------    --------     --------
Income (loss) from operations...................    2,356     (4,850)     4,740     10,775      (69,613)     (6,342)     (17,114)
Other income (expenses):
  Interest income...............................       65        138        464      4,469        2,192         729          189
  Interest expense..............................     (214)    (1,270)    (2,617)    (3,386)      (9,895)     (1,213)      (2,924)
  Legal settlements and expenses................       --       (100)    (1,653)        --           --          --           --
  Other.........................................      (97)       186        208       (304)       1,373      (2,021)      10,696
                                                  -------   --------   --------   --------   ----------    --------     --------
Income (loss) before provision for income
  taxes.........................................    2,110     (5,896)     1,142     11,554      (75,943)     (8,847)      (9,153)
Provision (benefit) for income taxes............       66        577      2,905      9,923      (12,096)     (1,295)      (2,629)
                                                  -------   --------   --------   --------   ----------    --------     --------
Net income (loss)...............................  $ 2,044   $ (6,473)  $ (1,763)  $  1,631   $  (63,847)   $ (7,552)    $ (6,524)
                                                  =======   ========   ========   ========   ==========    ========     ========
Pro forma net income (loss) (unaudited)(2)......  $   478   $ (7,416)  $ (1,958)
                                                  =======   ========   ========
Income (loss) per common share(3)
  Basic and Diluted.............................  $  0.10   $  (0.27)  $  (0.06)  $   0.04   $    (1.12)   $  (0.14)    $  (0.11)
                                                  =======   ========   ========   ========   ==========    ========     ========
Pro forma income (loss) per common share
  (unaudited)(3)
  Basic and Diluted.............................  $  0.02   $  (0.31)  $  (0.06)
                                                  =======   ========   ========
Weighted average number of common shares
  outstanding -- basic(3)
  Basic.........................................   19,916     24,076     31,101     40,833       57,036      52,628       58,601
  Diluted.......................................   19,916     24,076     31,101     42,434       57,036      52,628       58,601

                                                    AS OF DECEMBER 31,                        AS OF MARCH 31,
                                   ----------------------------------------------------   -----------------------
                                    1995       1996       1997       1998       1999         1999         2000
                                   -------   --------   --------   --------   ---------   -----------   ---------
                                                                   (IN THOUSANDS)               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)........  $(1,065)  $(10,913)  $  4,692   $ 46,698   $(197,921)   $(85,773)    $(160,745)
Total assets.....................   37,169     76,250    130,382    374,651     807,754     638,674       741,884
Total long-term liabilities, net
  of current portion.............    2,980      8,834     14,800     33,048      96,693      38,691        84,060
Accumulated deficit..............   (6,294)   (12,077)   (13,737)   (12,106)    (75,953)    (19,657)      (82,477)
Stockholders' equity.............    6,614      9,986     40,615    195,591     278,054     336,207       270,068



                                                                                                 THREE MONTHS
                                                YEARS ENDED DECEMBER 31,                       ENDED MARCH 31,
                                ---------------------------------------------------------   ----------------------
                                 1995       1996        1997         1998         1999         1999         2000
                                -------   --------   ----------   ----------   ----------   -----------   --------
                                                   (IN THOUSANDS, EXCEPT RATE PER MINUTE DATA)   (UNAUDITED)
OTHER CONSOLIDATED FINANCIAL
  AND OPERATING DATA:
EBITDA from continuing
  operations(4)...............  $ 3,308   $ (2,507)  $   10,390   $   25,829   $  (25,377)   $  2,388     $ (4,064)
Cash flow provided by (used
  in) operating activities....    2,076     (2,847)      11,476      (12,379)      40,138      18,593        4,332
Cash flow provided by (used
  in) investing activities....   (1,123)   (10,403)     (31,157)    (100,986)     (58,297)    (22,678)       5,482
Cash flow provided by (used
  in) financing activities....     (839)    14,721       19,174      158,526         (991)    (21,123)     (22,109)
Capital expenditures(5).......    2,922     14,810       26,584      147,236      150,588      32,021       10,387
North American wholesale
  billed minutes of use(6)....   38,106    479,681    1,034,187    1,657,523    2,129,296     517,325      481,107
North American wholesale
  revenue per billed minute of
  use(7)......................  $0.4102   $ 0.4288   $   0.3612   $   0.3145   $   0.2084    $ 0.2468     $ 0.1682


---------------


(1) Cost of services is exclusive of depreciation and amortization related to the services network which is shown separately below.


(2) The pro forma net income or loss per share assumes that STAR and CEO, which STAR acquired in a pooling of interests transaction on November 30, 1997, were C-corporations for all periods presented.


(3) See Note 2 of Notes to Consolidated Financial Statements set forth in STAR's annual report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated by reference herein, for an explanation of the method used to determine the number of shares used in computing basic and diluted income
    (loss) per common share and pro forma basic and diluted income (loss) per common share.


(4) EBITDA from continuing operations as used in this joint proxy statement/prospectus is earnings (loss) before net interest expense (income), income taxes, foreign exchange gains or losses, depreciation and amortization and is presented because STAR believes that such information is commonly used in the telecommunications industry as one measure of a company's operating performance and historical ability to service debt. EBITDA from continuing operations is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or to be more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. EBITDA, as calculated by STAR, may not be comparable to similarly titled measures reported by other companies and could be misleading unless all companies and analysts calculate EBITDA in the same manner.

(5) Includes assets financed with capital leases, notes and vendor financing arrangements. See Note 2 of Notes to Consolidated Financial Statements of STAR.


(6) Does not include wholesale billed minutes of use from T-One prior to the year ended December 31, 1997. Includes wholesale billed minutes of use to UDN for all years presented.


(7) Represents wholesale gross call usage revenue per billed minute. Amounts exclude other revenue related items such as finance charges. This data does not include wholesale billed minutes of use from T-One prior to the year ended December 31, 1997.



                                   PROPOSAL 2



                       DESCRIPTION OF THE PT-1 ASSET SALE



     This section of the joint proxy statement/prospectus describes the proposed sale by STAR of the assets of its wholly-owned subsidiary, PT-1, to Counsel. This proposal is for the consideration of the STAR stockholders only.



BACKGROUND OF THE PT-1 ASSET SALE



     PT-1 constitutes 90% of the net book value of STAR. As a condition to World Access' obligation to complete the STAR merger, STAR is required to sell PT-1 for net cash proceeds of at least $150.0 million or complete the sale of the assets of PT-1 to Counsel pursuant to the PT-1 asset sale agreement for net cash proceeds of at least $120.0 million. STAR has entered into an agreement with Counsel to sell to Counsel, or one of its affiliates, certain assets of PT-1, including the assumption of certain liabilities, for cash proceeds of $150.0 million, subject to adjustment based on increases or decreases in the accounts payable or receivable of PT-1 and the net worth of the assets of PT-1 on the closing date.



     On February 14, 2000, STAR and World Access issued a joint press release announcing the STAR merger agreement and indicating that the sale of certain STAR assets would be required. After the announcement, STAR began to receive inquiries from potential purchasers regarding PT-1, including an inquiry from Counsel. Following a series of preliminary discussions between representatives of STAR and representatives of Counsel, on February 22, 2000, a representative of STAR met with representatives of Counsel at an industry conference in California to discuss the potential acquisition of the PT-1 assets by Counsel.



     On February 29, 2000, STAR engaged Kaufman Bros. to act as its exclusive financial and merger advisor and investment banker in connection with the PT-1 asset sale. Kaufman Bros. reviewed the inquiries from potential acquirors of PT-1 received after the February 14, 2000 press release and familiarized itself with PT-1's operations. STAR received three offers for the sale of some or all of the assets of PT-1 by the end of March, 2000. One offer was for the separate acquisition of the portion of PT-1's business providing long distance services accessible through a dialed prefix, the second offer was for PT-1's prepaid calling card operations, and the third offer was made by Counsel for the entire operations of PT-1. Working with Kaufman Bros., STAR evaluated each offer carefully and determined that the offers for the individual component businesses of PT-1 were not attractive because STAR believed there was more value in PT-1 as a whole company. As evidence of this, the STAR board of directors considered that the combined value of the two offers for the component businesses of PT-1 was less than the offer STAR had received from Counsel for PT-1 as a whole company. STAR was particularly concerned that the combined offers for the separate component businesses of PT-1 would not provide net cash proceeds of at least $150.0 million as required by the STAR merger agreement.



     On March 8, 2000, STAR met with Counsel in New York to discuss Counsel's interest in PT-1. Representatives and financial advisors of STAR and Counsel attended the meeting. At the meeting, Counsel indicated that it was serious about the acquisition, that it was interested in moving quickly to close the deal and that it wanted STAR to enter into an exclusive arrangement with Counsel. STAR was unwilling to commit to an exclusive arrangement at that time, but permitted Counsel to begin due diligence. On March 18, 2000, STAR met with Counsel in Toronto, Canada, to continue discussions. After the March 18, 2000 meeting, formal discussions on the letter of intent began. The STAR board of directors held a meeting on March 24, 2000 to discuss the terms of the letter of intent and considered the proposal at length. The STAR board of directors decided to continue negotiations with Counsel and to obtain World Access' approval as required by the STAR merger agreement. STAR and Counsel executed the letter of intent on March 29, 2000.



     On June 6, 2000, the STAR board of directors met to consider the definitive PT-1 asset sale agreement. The STAR board of directors received an opinion from Kaufman Bros. that the proposed PT-1 asset sale was fair from a financial point of view to STAR's stockholders. The STAR board of directors also received advice from Delaware legal counsel on its obligations regarding its duty of care and its duty to exercise informed business judgment. At the meeting, the STAR board of directors concluded that the PT-1 asset sale was fair to and in the best interests of STAR and its stockholders. The STAR board of directors considered many factors in making its decision, including the need to complete the PT-1 asset sale prior to and in connection with the close of the STAR merger and the financial condition of STAR and need to raise funds to pay debt and fund operations. The STAR board of directors also considered the potential benefits and the potential risks of the PT-1 asset sale, including all material business, financial, legal and market factors discussed below under the heading "STAR's reasons for the PT-1 asset sale." The STAR board of directors voted to approve the PT-1 asset sale agreement and the transactions contemplated by the PT-1 asset sale agreement and voted to recommend that the stockholders of STAR vote for the approval and adoption of the PT-1 asset sale agreement and the transactions contemplated by the PT-1 asset sale agreement.



     On June 7, 2000, the parties announced the execution of the PT-1 asset sale agreement.



STAR'S REASONS FOR THE PT-1 ASSET SALE



     In approving the PT-1 asset sale, the STAR board of directors considered the potential benefits of the PT-1 asset sale and the risks associated with the PT-1 asset sale. All material business, financial, legal and market factors are discussed below.



     After due deliberation, the STAR board of directors concluded that the PT-1 asset sale was fair to and in the best interests of STAR and its stockholders based on all of the following material factors:



          The sale of PT-1 is a condition to the close of the STAR merger. The STAR merger agreement requires that STAR sell PT-1 for net cash proceeds of at least $150.0 million or complete the sale of the assets of PT-1 to Counsel for net cash proceeds of at least $120.0 million. If STAR fails to sell PT-1 for net cash proceeds of at least $150.0 million or complete the sale of the assets of PT-1 to Counsel for net cash proceeds of at least $120.0 million, then World Access does not have to complete the STAR merger. The STAR board of directors has voted to approve the STAR merger and has determined that the completion of the STAR merger is fair to and in the best interests of STAR and its stockholders.



          The financial condition of STAR. The STAR board examined the current financial condition of STAR and determined that STAR's cash flow situation and debt levels and debt maturities required the sale of certain non-core segments of STAR's operations. The PT-1 asset sale is a condition to the close of the STAR merger and STAR entered into the STAR merger agreement partly to alleviate its cash flow situation. In the event that the STAR merger does not close, and should STAR elect to proceed with the PT-1 asset sale, STAR expects that the sale of the assets of PT-1 will provide needed cash to allow STAR to continue its operations and growth.



          Improved focus on STAR's core business. Historically, STAR has focused its operations on the wholesale international long distance market. Through acquisitions, including the acquisition of PT-1, STAR expanded its operations into the consumer and commercial retail long distance markets. If the STAR merger does not close, the PT-1 asset sale would enable STAR to focus on its wholesale international long distance business and continue to expand its network in order to improve operating margins.


     The STAR board of directors also considered the material risks associated with completing the PT-1 asset sale, including the following, but concluded that the advantages of the PT-1 asset sale far outweighed these risks:



     - The risk that Counsel might not have sufficient funds available to finance the purchase of PT-1's assets, though the STAR board of directors considered that at the time of its approval of the PT-1 asset sale, Counsel represented that it has sufficient resources; and



     - The risk that STAR may not receive net cash proceeds of $120.0 million from Counsel as required in the STAR merger agreement, though the STAR board of directors considered that at the time of its approval of the PT-1 asset sale, the PT-1 asset sale consideration would generate the necessary net cash proceeds.



     The above discussion of the information and factors considered by the STAR board of directors only sets forth the material factors considered by the STAR board of directors. The STAR board of directors considered many factors when evaluating the PT-1 asset sale agreement and the PT-1 asset sale. The STAR board of directors did not quantify, rank or attempt to assign relative weights to the factors considered in reaching its determination. In addition, the STAR board of directors conducted an overall analysis of the above factors, including a thorough discussion with and questioning of STAR's management. The STAR board of directors also considered management's analysis of the PT-1 asset sale based on information received from STAR's legal, financial and accounting advisors. The STAR board of directors considered all these factors as a whole, and considered the factors overall to be favorable to STAR and to support its determination.



THE STAR BOARD OF DIRECTORS' RECOMMENDATION THAT STOCKHOLDERS APPROVE THE PT-1 ASSET SALE



     The STAR board of directors has carefully considered the advisability of the PT-1 asset sale and believes that the terms of the PT-1 asset sale agreement and the transactions contemplated by the PT-1 asset sale agreement are fair to and in the best interests of STAR and its stockholders. The STAR board of directors has approved the PT-1 asset sale agreement and the transactions contemplated by the PT-1 asset sale agreement. The STAR board of directors recommends that the stockholders of STAR vote for the approval and adoption of the PT-1 asset sale agreement and the transactions contemplated by the PT-1 asset sale agreement.



OPINION OF STAR'S FINANCIAL ADVISOR REGARDING THE PT-1 ASSET SALE



     In connection with its consideration of the proposed PT-1 asset sale, STAR requested that Kaufman Bros. advise the STAR board of directors with respect to the fairness to the stockholders of STAR, from a financial point of view, of the consideration to be paid by Counsel to PT-1 in the PT-1 asset sale.



     STAR selected Kaufman Bros. for a number of reasons, including its familiarity with STAR and PT-1 and its experience and reputation in the areas of valuation and financial advice, particularly in relation to transactions of the size and nature of the PT-1 asset sale. Kaufman Bros. is an investment banking firm which is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, private placements and valuations for corporate and other purposes. In the normal course of its business, Kaufman Bros. trades STAR common stock for its own account or for the account of its customers and, accordingly, may, from time to time, hold long or short positions in STAR common stock.



     On May 25, 2000, Kaufman Bros. reviewed with the STAR board of directors the financial analyses performed by Kaufman Bros. and delivered to the STAR board of directors an oral opinion. The oral opinion was subsequently confirmed by delivery of a written opinion, dated May 25, 2000, to the effect that, based upon and subject to the considerations and limitations set forth in the opinion, as of May 25,

2000, the consideration to be paid by Counsel to PT-1 in the PT-1 asset sale was fair, from a financial point of view, to the stockholders of STAR.



     The following summary of the Kaufman Bros. opinion may not include all of the information important to you. The full text of the opinion letter, dated May 25, 2000, delivered by Kaufman Bros. to the STAR board of directors, which sets forth fully the assumptions made, general procedures followed, matters considered and limits on the scope of review undertaken, is included as Annex G to this joint proxy statement/prospectus and is incorporated herein by reference. Kaufman Bros. has consented to the inclusion of the full text of its opinion as Annex G to this joint proxy statement/prospectus. Holders of STAR common stock are urged to read the Kaufman Bros. opinion carefully and in its entirety.



     STAR did not place any limitation upon Kaufman Bros. with respect to the procedures to be followed or factors to be considered in rendering its opinion. In conducting its investigation and analysis and in arriving at its opinion, Kaufman Bros. reviewed information and took into account the financial and economic factors it deemed relevant and material under the circumstances. In connection with its analysis, Kaufman Bros., among other things:



     - reviewed the PT-1 asset sale agreement in the form presented to the STAR board of directors;



     - reviewed internal financial information concerning the business and operations of PT-1 furnished to Kaufman Bros. for purposes of its analysis, as well as publicly available information, such as STAR's recent filings with the SEC;



     - reviewed forecasts and projections of PT-1 prepared or supplied by the management of STAR and PT-1 for the fiscal years ending December 31, 2000 through December 31, 2005;



     - held discussions with executives of PT-1 and STAR concerning PT-1's historical and current financial condition, operating results, and future prospects;



     - visited PT-1's facility in Flushing, New York;



     - compared the financial position and operating results of PT-1 with those of other publicly traded companies Kaufman Bros. deemed reasonably comparable to PT-1;



     - compared the proposed financial terms of the PT-1 asset sale with the financial terms of other business combinations Kaufman Bros. deemed reasonably comparable to the proposed PT-1 asset sale;



     - performed such other financial studies, analyses, inquiries and investigations as it deemed appropriate.



     In addition, Kaufman Bros. took into account the manner in which the financial terms of the PT-1 asset sale were negotiated by STAR and Counsel, the terms of the merger between STAR and World Access as they relate to the PT-1 asset sale and the results of the various discussions held by STAR and Kaufman Bros. with persons with a possible interest in acquiring PT-1.



     In arriving at its opinion, Kaufman Bros. assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information provided to it by or on behalf of PT-1, or obtained by Kaufman Bros. from publicly available sources and upon the assurance of the management of STAR and PT-1 that they were not aware of any information or facts that would make any of this information incomplete or misleading. In conducting its review, Kaufman Bros. did not conduct or obtain an independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of PT-1, nor was it furnished with any evaluation or appraisal. Kaufman Bros. assumed, with STAR's consent, that:



     - the sale of PT-1 will be consummated in accordance with the terms set forth in the PT-1 asset sale agreement, without any amendments and without waiver by the parties thereto of any of the conditions to their respective obligations under the agreement; and

     - all regulatory and other approvals and third party consents required for consummation of the PT-1 asset sale will be obtained without material cost to STAR or PT-1.



     Kaufman Bros. assumed that the financial forecasts examined by it were reasonably prepared, at the time of their delivery to Kaufman Bros., based upon the best available estimates and good faith judgments of PT-1's and STAR's respective senior managements as to the future performance of PT-1. In the course of analyzing the PT-1 projections, Kaufman Bros. performed certain sensitivity analyses to incorporate the results of the quarter ended March 31, 2000 and other information available since the time the projections were delivered to Kaufman Bros. and prior to the date of the Kaufman Bros. opinion.



     Kaufman Bros. noted that its opinion was necessarily based upon the financial, economic, market and other conditions as they existed and could be evaluated by Kaufman Bros. on, and the information made available to it as of, the date of its opinion. Kaufman Bros. has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion that is brought to its attention after the date of its opinion. Although Kaufman Bros. evaluated the consideration to be paid by Counsel to PT-1 in the PT-1 asset sale from a financial point of view, Kaufman Bros. was not asked to, and did not, recommend the specific consideration payable in the PT-1 asset sale, which was determined through negotiations between STAR and Counsel.



     The Kaufman Bros. opinion is for the information of the STAR board of directors for its use in evaluating the fairness, from a financial point of view, to the stockholders of STAR of the consideration to be paid by Counsel to STAR in the PT-1 asset sale. The opinion does not constitute a recommendation as to any action the STAR board of directors or any stockholder of STAR should take in connection with the PT-1 asset sale or any aspect of the transaction. The Kaufman Bros. opinion is not an opinion as to the structure, terms or effect of any other aspect of the PT-1 asset sale or any transaction contemplated in connection with the PT-1 asset sale or as to the merits of the underlying decision of STAR to enter into the PT-1 asset sale agreement or any other transaction.



     In preparing its opinion, Kaufman Bros. performed a variety of financial and comparative analyses, including those described below. The summary of these analyses does not purport to be a complete description of the analyses underlying the Kaufman Bros. opinion or of the presentation by Kaufman Bros. to the STAR board of directors. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Kaufman Bros. did not attribute particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Kaufman Bros. believes that its analysis must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the preparation of its opinion. In its analysis, Kaufman Bros. made numerous assumptions with respect to the company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond PT-1's and STAR's control. The estimates contained in its analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of the actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.



     The Kaufman Bros. opinion and analyses were only one of many factors considered by the STAR board of directors in its evaluation of the PT-1 asset sale and should not be viewed as determinative of the view of the STAR board of directors or management of STAR with respect to the PT-1 asset sale or the consideration to be paid by Counsel in the PT-1 asset sale.

     The following is a summary of the material financial analyses performed by Kaufman Bros. in connection with rendering its opinion.



  Analysis of Selected Comparable Acquisition Transactions



     Using publicly available information, Kaufman Bros. analyzed certain financial and operating information relating to the following ten selected merger and acquisition transactions in the calling card and dial-around telecommunications sector each of which were consummated in calendar years 1997 through 2000. The comparable transactions were chosen based on a review of acquired companies that possessed general business, operating and financial characteristics representative of companies in the industry in which PT-1 operates. Kaufman Bros. noted that none of the comparable transactions reviewed was exactly comparable to the PT-1 asset sale and that the range of information available for each comparable transaction varied from detailed information relating to publicly registered companies, to limited and summary information contained in public press releases relating to private companies. The comparable transactions reviewed by Kaufman Bros. were (the purchaser is listed first and is followed by the acquired company):



     Fiscal Year 2000


     EGlobe/Trans Global Communications



    Fiscal Year 1999


    DCI Telecommunications/Wavetech International


    Viatel/Destia Communications


    EGlobe/Coast International Telecom


    World Access/Comm/Net Holdings Corporation


    AT&T/Smartalk Teleservices


    EGlobe/TeleKey



    Fiscal Year 1998


    Teleglobe/Excel Communications


    Primus Telecommunications/Trescom International



     Fiscal Year 1997


     LCI International/USLD Communications



     For each comparable transaction, Kaufman Bros. calculated multiples of:



     - the market value of common equity plus book value of total debt and preferred stock minus total cash, referred to as Enterprise Value, of the acquired company to its last twelve months EBIT. EBIT is earnings before interest and taxes; and



     - Enterprise Value to the last twelve-month EBITA. EBITDA is earnings before interest, taxes, depreciation and amortization.



The last twelve-month earnings and balance sheet data items were based upon the most recent quarterly publicly available information prior to the closing of the respective comparable transaction. Kaufman Bros. then applied these multiples to the last twelve-month financial results of PT-1 for the period ended March 31, 2000, to determine PT-1's Enterprise Value. Based upon these analyses:



     - The median multiple of Enterprise Value to last twelve-month EBIT for the comparable transactions is 17.4x;



     - The median multiple of Enterprise Value to last twelve-month EBITDA for the comparable transactions is 10.1x;



     - The implied Enterprise Value of PT-1, based upon applying these median multiples to PT-1's financial data, falls within the range of $151.2 million to $159.2 million. Kaufman Bros. noted that the consideration to be paid by Counsel to PT-1 in the PT-1 asset sale was close to this range.


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


  Analysis of Selected Publicly Traded Companies



     Kaufman Bros. reviewed publicly available financial information, as of the most recently reported period, and stock market information as of May 24, 2000, for the following six publicly traded companies that Kaufman Bros. deemed reasonably comparable based upon their general business and operating and financial characteristics to PT-1:



     - Global Telecom Solutions;



     - Tricom SA;



     - IDT Corporation;



     - RSL Communications, LTD.;



     - Pacific Gateway Exchange; and



     - Dial-Thru International.



     Kaufman Bros. noted that none of the comparable companies is directly comparable to PT-1.



     For each comparable company, Kaufman Bros. calculated multiples of Enterprise Value to last twelve-month EBIT, last twelve-month EBITDA and to total assets. Kaufman Bros. then applied these multiples to the last twelve-month financial results of PT-1 for the period ended March 31, 2000, furnished to Kaufman Bros.. Based upon these analyses:



     - the median multiple of Enterprise Value to last twelve-month EBIT for the comparable companies is 6.8x;



     - the median multiple of Enterprise Value to last twelve-month EBITDA for the comparable companies is 6.7x;



     - the median multiple of Enterprise Value to the total assets for the comparable companies is 1.2x; and



     - the implied Enterprise Value of PT-1 based upon these median multiples of PT-1's financial data falls within the range of $61.5 million to $161.8 million. Kaufman Bros. noted that the consideration to be paid by Counsel to PT-1 in the PT-1 asset sale fell within this range.



  Discounted Cash Flow Analysis



     Kaufman Bros. performed a discounted cash flow analysis of PT-1, on a stand-alone-basis, using the PT-1 projections for the fiscal years 2000 through 2005. In addition, Kaufman Bros. performed certain sensitivity analyses based upon the PT-1 projections to incorporate the results of the quarter ended March 31, 2000 and certain other information available since the time the PT-1 projections were delivered to Kaufman Bros. and prior to the date of the Kaufman Bros. opinion. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of a corporate entity by calculating the estimated future free cash flows of the entity and discounting the cash flow results back to the present. Free cash flows means earnings before interest, taxes, depreciation and amortization less taxes, capital expenditures and changes in working capital.



     In its discounted cash flow analyses, Kaufman Bros. estimated a terminal value of free cash flow in 2005 using a perpetual annual growth rate of 3% and discounted the stream of free cash flows during the forecast period together with the estimated terminal value back to March 31, 2000 at discount rates ranging from 23.0% to 26.0%. Selection of an appropriate discount rate is an inherently subjective process and is affected by numerous factors. The discount rates used by Kaufman Bros. were selected based upon PT-1's recent historical financial results, current financial condition and the risk associated with PT-1 achieving its financial projections. This range of discount rates also reflects an estimate of the cost of capital for PT-1, and the rates of return for comparable public companies adjusted for market capitalization and industry. This analysis produced Enterprise Values for PT-1 ranging from $149.7 million to $182.0 million. Kaufman Bros. noted that the consideration to be paid by Counsel to PT-1 in the PT-1 asset sale fell within this range.



  Compensation



     Pursuant to the terms of Kaufman Bros.' engagement, STAR has paid to Kaufman Bros. the sum of $50,000 and has agreed to pay Kaufman Bros. a cash fee of 1% of the consideration paid by Counsel to STAR upon closing of the PT-1 asset sale less any amounts previously paid. STAR has also agreed to reimburse Kaufman Bros. for its reasonable out-of-pocket expenses incurred in performing its services, including the reasonable fees and expenses of its legal counsel, and to indemnify Kaufman Bros. and related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the federal securities laws.



INFORMATION ABOUT COUNSEL



     Counsel is a subsidiary of Counsel Corporation, Inc., an investment and management company that specializes in Internet communication technologies and other technology-based enterprises. The common stock of Counsel Corporation is traded on the Nasdaq National Market under the symbol "CXSN."



PURCHASE PRICE



     Counsel will purchase all of PT-1's assets that relate to PT-1's debit card and long distance services accessible through a dialed prefix for $150.0 million in cash, subject to adjustment upward or downward to the extent that the net value of the purchased assets, less the liabilities being assumed of PT-1 as of the closing date, is greater or less than $47,589,862. In addition, the purchase price is subject to adjustment to the extent that PT-1's accounts payable and accounts receivable for the 30 days prior to close differ materially from the figures for the 30 days prior to December 31, 1999. Counsel will only assume some liabilities, including those liabilities itemized on PT-1's balance sheet as accounts payable and accrued expenses, accrued taxes payable, short-term debt, deferred revenue and long-term debt. On the closing date, Counsel will pay STAR $150.0 million in cash, subject to adjustment as indicated above and less $22.5 million which will be held in escrow pursuant to an escrow agreement between STAR and Counsel. One quarter of the escrow amount of $22.5 million, less any amounts paid to Counsel in connection with indemnification claims made by Counsel, will be released to STAR on each six month anniversary of the closing date of the PT-1 asset sale. Counsel must pay STAR 100% of the escrow amount, less any amounts paid to Counsel in connection with indemnification claims made by Counsel, when the STAR merger closes and when World Access assumes STAR's and PT-1's obligations under the PT-1 asset sale agreement.



MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE PT-1 ASSET SALE



     The PT-1 asset sale is a taxable transaction to STAR. STAR expects that the net proceeds of the PT-1 asset sale will be substantially greater than the adjusted tax basis of the PT-1 assets and that, accordingly, PT-1 will recognize substantial gain from the sale, which will only be partially offset by STAR's net operating loss carryovers. Therefore, STAR will have income tax liability from the sale of PT-1's assets of between $6-$12 million.



ACCOUNTING TREATMENT OF THE PT-1 ASSET SALE



     STAR intends to account for the PT-1 asset sale as a sale of assets in accordance with United States generally accepted accounting principles. STAR expects to record a loss on its financial statements for the difference between the total proceeds from the sale of the PT-1 assets and the net book value of those assets, even though for tax purposes, STAR will have income tax due from the sale of the assets.


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


REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE PT-1 ASSET SALE



     The PT-1 asset sale is subject to the requirements of the Hart-Scott-Rodino Act. The Hart-Scott-Rodino Act prevents the completion of transactions until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the appropriate waiting periods end or expire. STAR and Counsel have filed the required information and materials with the Antitrust Division of the Department of Justice and the Federal Trade Commission. The Department of Justice and Federal Trade Commission granted an early termination of the waiting period, effective July 10, 2000. No further action under the Hart-Scott-Rodino Act is required, as long as the PT-1 asset sale is completed by July 10, 2001.



     The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the PT-1 asset sale on antitrust grounds either before or after expiration of the waiting period. Other persons could take action under the antitrust laws, to enjoin the PT-1 asset sale. Additionally, at any time before or after the completion of the PT-1 asset sale or the expiration of the waiting period, any state could take action under the antitrust laws.



     The PT-1 asset sale is also subject to obtaining authorizations, consents, certifications or other approvals from the Federal Communications Commission and the state public utility commissions in the states of New York, California, Florida, New Jersey and Texas. The required filings have been made and STAR and Counsel are waiting for comments and approvals from the applicable governmental agencies.



     Other than the approvals described above and compliance with the applicable corporate laws of Delaware, we are not aware of any other material governmental or regulatory approval required for completion of the PT-1 asset sale.


RIGHTS OF DISSENTING STAR STOCKHOLDERS


     STAR stockholders will not be entitled to dissenters' rights under Delaware law in connection with the PT-1 asset sale.



STAR OFFICER AGREEMENT TO VOTE SHARES IN FAVOR OF THE PT-1 ASSET SALE



     Mr. Edgecomb has agreed to vote all of his shares of STAR common stock in
favor of the PT-1 asset sale. Mr. Edgecomb held approximately [     %] of the
outstanding capital stock of STAR as of the STAR record date representing
approximately   % of the combined voting power for the PT-1 asset sale. Because
Mr. Edgecomb holds a significant number of shares of STAR common stock, there is a greater likelihood that the PT-1 asset sale will be approved by the required vote of the STAR stockholders.



INTERESTS OF STAR'S DIRECTORS, OFFICERS, STOCKHOLDERS AND FINANCIAL ADVISORS



     STAR stockholders should be aware that some of STAR's directors, officers and stockholders have interests in the STAR merger, of which the PT-1 asset sale is a condition precedent, that are in addition to all other stockholders of STAR.



     Kaufman Bros., STAR's financial advisor has issued a fairness opinion to the STAR board of directors in connection with the PT-1 asset sale. After the PT-1 asset sale is completed, Kaufman Bros. will be paid a transaction fee of 1% of the PT-1 asset sale price. Regardless of whether the PT-1 asset sale is completed, STAR will reimburse Kaufman Bros. for reasonable fees and expenses of Kaufman Bros.' counsel and all of Kaufman Bros.' reasonable travel and other out-of-pocket expenses incurred in connection with the PT-1 asset sale.



                  DESCRIPTION OF THE PT-1 ASSET SALE AGREEMENT



     This section of the joint proxy statement/prospectus is a summary of the material terms of the PT-1 asset sale agreement and does not contain all of the information that is important to you. Counsel, STAR and PT-1 urge you to read the PT-1 asset sale agreement carefully.

THE PT-1 ASSET SALE CLOSING DATE



     The closing of the PT-1 asset sale shall take place as soon as possible after all required regulatory approvals are obtained, but no later than five days after satisfaction of the conditions in the PT-1 asset sale agreement or at a later time agreed to by the parties.


PURCHASE PRICE


     Counsel will purchase all of PT-1's assets that relate to PT-1's debit card and long distance services accessible through a dialed prefix for $150.0 million in cash, subject to adjustment upward or downward to the extent that the net value of the purchased assets, less the liabilities being assumed of PT-1 as of the closing date, is greater or less than $47,589,862. In addition, the purchase price is subject to adjustment to the extent that PT-1's accounts payable and accounts receivable for the 30 days prior to close differ materially from the figures for the 30 days prior to December 31, 1999. Counsel will only assume some liabilities, including those liabilities itemized on PT-1's balance sheet as accounts payable and accrued expenses, accrued taxes payable, short-term debt, deferred revenue and long-term debt. On the closing date, Counsel will pay STAR $150.0 million in cash, subject to adjustment as indicated above and less $22.5 million which will be held in escrow pursuant to an escrow agreement between STAR and Counsel. One quarter of the escrow amount of $22.5 million, less any amounts paid to Counsel in connection with indemnification claims made by Counsel, will be released to STAR on each six month anniversary of the closing date of the PT-1 asset sale. Counsel must pay STAR 100% of the escrow amount, less any amounts paid to Counsel in connection with indemnification claims made by Counsel, when the STAR merger closes and when World Access assumes STAR's and PT-1's obligations under the PT-1 asset sale agreement.



ASSUMPTION OF LIABILITIES



     Counsel will assume liabilities that:



     - are itemized on the balance sheet of PT-1 as of the closing date, as accounts payable and accrued expenses, accrued taxes payable (other than accrued taxes for certain debit card sales and use), short-term debt, deferred revenue and long-term debt;



     - are liens for PT-1 taxes not yet due and payable;



     - relate to claims for payphone compensation to the extent it is accrued and itemized on the balance sheet of PT-1 as of the closing date; and



     - arose after the closing date under the agreements, contracts, leases, licenses and other arrangements included in the assets being acquired by Counsel.



     Counsel will not assume, and PT-1 will retain, liabilities:



     - itemized on the balance sheet of PT-1 as of the closing date, as liabilities due to carriers, intercompany payables and deferred tax liability;



     - for taxes for periods prior to the closing date and income taxes in connection with this sale of assets;



     - relating to employee, post-employment or retiree benefits or compensation arrangements existing prior to the closing date;



     - relating to any action, lawsuit, investigation or proceeding relating to PT-1 that is pending as of the closing date of the PT-1 asset sale, or arises from the acts or omissions of PT-1 or from strict liability or liability under law or contract imposed on PT-1 or the assets being purchased by Counsel prior to the closing date, other than the liabilities for payphone compensation to the extent they are assumed by Counsel as described above; and



     - relating to any deferred tax asset or PT-1's satellite offices.


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


REPRESENTATIONS AND WARRANTIES CONTAINED IN THE PT-1 ASSET SALE AGREEMENT



     STAR made representations and warranties in the PT-1 asset sale agreement regarding:



     - ownership of shares;



     - corporate existence, organization, standing, authority and capitalization;



     - authorization, execution, delivery and enforceability of the PT-1 asset sale agreement and related transactions;



     - absence of violations and consents; and



     - validity of proxy statement information.



     STAR and PT-1 made representations and warranties in the PT-1 asset sale agreement regarding aspects of their businesses, financial condition, structure and other facts pertinent to the PT-1 asset sale, including:



     - corporate existence, organization, standing, authority and capitalization;



     - ownership of shares of their capital stock;



     - authorization, execution, delivery and enforceability of the PT-1 asset sale agreement and related transactions;



     - absence of violations and consents;



     - required governmental authorizations;



     - absence of pending or threatened lawsuits, or other proceedings not already disclosed in the PT-1 asset sale agreement;



     - validity of financial statements and reports;



     - absence of material changes in business or the occurrence of certain events since December 31, 1999;



     - retirement and other employee plans and matters related to compliance with the Employee Retirement Income Security Act of 1974, as amended;



     - absence of material environmental violations, actions or liabilities;



     - real estate leases;



     - quality of title to real and personal property;



     - the filing of tax returns and payment of taxes;



     - ownership of proprietary property;



     - labor matters;



     - maintenance of adequate insurance;



     - validity of material contracts;



     - transactions with affiliated parties;



     - accounts receivable; and



     - inventory.

     Counsel made representations and warranties in the PT-1 asset sale agreement regarding:



     - corporate existence, organization and good standing;



     - authorization, execution, delivery and enforceability of the PT-1 asset sale agreement and related transactions;



     - absence of pending or threatened suits, actions, or other legal proceedings; and



     - adequate financing.



CONDUCT OF BUSINESS BEFORE COMPLETION OF THE PT-1 ASSET SALE



     PT-1 and STAR have agreed that until the closing date, PT-1 will conduct its businesses in the ordinary course, consistent with past practices unless it obtains Counsel's prior written consent. PT-1 must also use reasonable efforts to preserve its business and the goodwill of customers and other business relationships.



     PT-1 and STAR have also agreed that until the closing date PT-1 will conduct its business in compliance with specific restrictions relating to the following:



     - declaration or making of any dividend payments, intercompany payments, loans, advances and other distributions;



     - the entering into any material contracts;



     - the maintenance of real and personal properties;



     - modification of leases, contracts, government licenses, permits or other authorizations or agreements;



     - the release of debts;



     - modification of accounting policies and procedures;



     - notification of any material adverse changes; and



     - the representations and warranties of PT-1.



NO OTHER NEGOTIATIONS INVOLVING THE PT-1 ASSETS



     STAR and PT-1 have agreed that they will not, and they will not permit any of their representatives or agents to directly or indirectly take any of the following actions:



     - solicit, discuss or encourage any inquiries, offers or proposals, which constitute or are reasonably likely to lead to an acquisition proposal; or



     - accept or entertain an offer by, enter into discussions with, or provide information to any person other than Counsel concerning an acquisition proposal.



     STAR and PT-1 have also agreed that they will keep Counsel informed of any acquisition proposal.



     An "acquisition proposal" is any proposal or offer to acquire an equity interest in, or a substantial portion of, PT-1, the business of PT-1 or the assets of PT-1, whether by merger, sale of equity interests, asset purchase or other transaction, other than by the PT-1 asset sale agreement.



DESCRIPTION OF THE MANAGEMENT SERVICES AGREEMENT BETWEEN STAR, PT-1 AND COUNSEL



     STAR, PT-1 and Counsel intend to enter into a management agreement under which Counsel would provide management services to STAR and PT-1 pending the completion of the PT-1 asset sale. STAR, PT-1 and Counsel have not yet determined the types of management services that will be provided.

CONDITIONS TO COMPLETION OF THE PT-1 ASSET SALE



     The obligations of each of PT-1 and Counsel to complete the PT-1 asset sale are subject to the satisfaction or waiver of the following material conditions before completion of the PT-1 asset sale:



     - no injunction or restraining order challenging the PT-1 asset sale may be pending or seriously threatened against the PT-1 asset sale;



     - the necessary regulatory approval, consents and authorizations must be obtained;



     - the waiting period applicable to the PT-1 asset sale under the Hart-Scott-Rodino Act, must have terminated or expired;



     - the PT-1 asset sale agreement and the PT-1 asset sale must be approved by the requisite vote of the stockholders of STAR;



     - STAR and Counsel must have entered into a shared network services agreement and switch partition services agreement;



     - each party must comply in all material respects with all of its material agreements and covenants required by the PT-1 asset sale agreement to be performed or complied with before completion of the PT-1 asset sale;



     - each party's representations and warranties must be true as of June 6, 2000, and as of the date of completion of the PT-1 asset sale; and



     - each party must have received the escrow agreement and the bill of sale pursuant to the PT-1 asset sale agreement.



     Counsel's obligations to complete the PT-1 asset sale are subject to the satisfaction or wavier of each of the following additional conditions before completion of the PT-1 asset sale:



     - Counsel must have received any third party consents required to transfer to Counsel all rights and benefits relating to certain material contracts and proprietary property;



     - Counsel must have received written evidence from the distributors under certain agreements that the accounts receivable on the financial statements of PT-1 are accurate, valid and fully-collectible, net of reserves set forth on such financial statements;



     - Counsel must have received from STAR and PT-1 a copy of STAR's and PT-1's best estimate of the cash, accounts payable and accounts receivable of PT-1 as of the date of the close of the PT-1 asset sale; and



     - STAR, PT-1 and Counsel must have determined the amount of any related purchase price adjustment.



     If either STAR or Counsel waives any conditions, STAR and Counsel will each consider the facts and circumstances at that time and determine whether a resolicitation of proxies from stockholders is appropriate. STAR and Counsel will resolicit the approval of stockholders if a material condition is waived.



TERMINATION OF THE PT-1 ASSET SALE AGREEMENT



     The PT-1 asset sale agreement may be terminated at any time prior to the close of the PT-1 asset sale by PT-1 or Counsel if:



     - the asset sale has not closed by August 31, 2000, unless the failure to close is because a required regulatory approval has not been received; or



     - at any time prior to the closing of the PT-1 asset sale, there is any injunction, law, regulation, or ruling that makes consummation of the PT-1 asset sale illegal or otherwise prohibited.

     No party to the PT-1 asset purchase agreement will have the right to terminate the agreement if the terminating party has failed to perform its obligations under the PT-1 asset purchase agreement, unless such party obtains the prior written consent of the non-breaching party.



PAYMENT OF TERMINATION FEE



     STAR and PT-1 have agreed that PT-1 will be required to pay Counsel a termination fee of $5.85 million in cash if PT-1 fails or refuses to complete the transactions contemplated by the PT-1 asset sale agreement for any reason other than the following:



     - the failure, after good faith efforts, to obtain necessary regulatory approval for the transaction;



     - the failure, after good faith efforts by the STAR board of directors, to obtain the approval of the PT-1 asset sale agreement by a majority of STAR stockholders, unless the PT-1 assets are sold to a third party within 12 months of the stockholder vote;



     - Counsel's failure to comply with the material terms and conditions of the PT-1 asset sale agreement; or



     - the mutual written consent of Counsel, PT-1 and STAR.



EXTENSION, WAIVER AND AMENDMENT OF THE PT-1 ASSET SALE AGREEMENT



     STAR, PT-1 and Counsel may by written agreement signed by all parties:



     - amend the PT-1 asset sale agreement;



     - modify any of the covenants of the PT-1 asset sale agreement; or



     - extend the time for performance of any party's obligations under the PT-1 asset sale agreement.



                                   PROPOSAL 3



                THE MERGER BETWEEN WORLD ACCESS AND WORLDXCHANGE



     This section of the joint proxy statement/prospectus describes the proposed merger between World Access and WorldxChange. This proposal is for the consideration of the World Access stockholders. While we believe that the description covers the material terms of the WorldxChange merger and the related transactions, this summary may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the WorldxChange merger.



BACKGROUND OF THE WORLDXCHANGE MERGER



     In the spring of 1999, Roger B. Abbott, Chief Executive Officer of WorldxChange, met with John D. Phillips and W. Tod Chmar in Atlanta, Georgia. At this meeting, Mr. Phillips explained his views regarding certain trends in the international long distance industry, including the likely consolidation among international long distance providers. Mr. Phillips expressed his desire to make World Access a leader in the movement toward consolidation of the international long distance industry and asked Mr. Abbott to consider a possible business combination involving World Access and WorldxChange. No agreement regarding a possible transaction was reached at this meeting, but the parties kept in contact with periodic telephone conversations throughout the summer and remainder of 1999.


     On December 14, 1999, after World Access acquired FaciliCom International, Inc. and entered into a definitive agreement to acquire Long Distance International, Inc., Mr. Abbott called Mr. Phillips regarding a possible transaction. During numerous phone calls over the next few weeks, the parties worked through the basic economic terms of a transaction and instructed their representatives to begin working on a definitive merger agreement.

     During the month of January and into the early part of February, the parties worked on the definitive merger agreement and conducted their respective due diligence investigations of the other party. On January 18, 2000, Roger Abbott and Walter Anderson, the Chairman of the board of WorldxChange, met with John D. Phillips and W. Tod Chmar in Atlanta to discuss Mr. Phillips' vision for the combined company.



     On February 8, 2000, the World Access board of directors met by telephonic conference call to receive an update from World Access management on, and to discuss the terms of, the proposed transaction with WorldxChange. On February 11, 2000, the World Access board of directors met again by telephonic conference call to consider the merger with WorldxChange. At this meeting, management reviewed, for the board of directors, the strategic reasons for a business combination with WorldxChange and management and legal counsel described the specific terms of the proposed merger agreement. During this meeting, Donaldson, Lufkin & Jenrette Securities Corporation, or Donaldson, Lufkin & Jenrette gave its oral opinion as to the fairness of the consideration to be paid by World Access pursuant to the merger agreement. The board of directors also received summaries of the results of World Access' due diligence investigation of WorldxChange. After the foregoing, the World Access board of directors unanimously approved the WorldxChange merger agreement and the transactions contemplated thereby and unanimously agreed to recommend its adoption to the stockholders of World Access. On February 11, 2000, Donaldson, Lufkin & Jenrette forwarded its written opinion regarding the fairness of the consideration to be paid by World Access pursuant to the merger agreement to the members of the board of directors of World Access.



     On February 5, 2000, the WorldxChange board of directors met by telephonic conference call to consider the merger with World Access. During this meeting, management reviewed the strategic reasons for a business combination with World Access and described the specific terms of the proposed merger agreement. After the foregoing, the WorldxChange board approved the WorldxChange merger agreement and the transactions contemplated thereby.



WORLD ACCESS' REASONS FOR THE WORLDXCHANGE MERGER



     In approving the WorldxChange merger, the World Access board of directors considered the potential benefits of the WorldxChange merger and the risks associated with the WorldxChange merger. All material business, financial, legal and market factors are discussed below. In view of the number and wide variety of factors considered in connection with its evaluation of the WorldxChange merger, the World Access board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the material factors considered in reaching its determination. The World Access board of directors viewed its position and recommendation as being based on the totality of the information and factors presented to and considered by it. In addition, individual directors may have given different weight to different information and factors.



     The World Access board of directors believes that the WorldxChange merger is fair to and in the best interests of World Access and its stockholders for the following reasons:



     The financial terms of the WorldxChange merger. The World Access board of directors considered information concerning the business, earnings, operations, financial condition and prospects of World Access and WorldxChange, individually, on a combined basis, and in conjunction with the STAR merger. The board determined to approve the WorldxChange merger agreement and the transactions contemplated thereby based on its consideration of these factors without taking into account the STAR merger. The board of directors also considered the opinion of Donaldson, Lufkin & Jenrette as to the fairness to World Access, from a financial point of view, of the consideration to be paid by World Access pursuant to the WorldxChange merger agreement.



     WorldxChange's global communications network. The World Access board of directors considered WorldxChange's presence in Europe and the Pacific Rim and the potential for entry into additional countries. The board believes WorldxChange's retail presence in the United Kingdom will accelerate the implementation of World Access' strategy to increase its retail telecommunications services throughout

Europe. The board of directors also considered the technical capabilities, cost effectiveness, expansion possibilities and available capacity of WorldxChange's telecommunications network in multiple countries, ownership interest in undersea cable telecommunications systems and indefeasible rights of use in additional undersea cable systems.



     Industry trend toward consolidation. The World Access board of directors considered the status of the international telecommunications services industry and the likely trend toward consolidation of service providers. It considered the potential significant cost savings to be achieved as a result of the WorldxChange merger in order to provide global retail telecommunications services at competitive rates.



     WorldxChange's international presence. The World Access board of directors considered the compatibility of WorldxChange's operations in Australia, Canada, the Netherlands, New Zealand and the United Kingdom with World Access' existing operations. The board of directors also considered WorldxChange's agreements for telecommunications services in Belgium, Chile, France, Germany and Guatemala in light of potential expansion. The combination of World Access and WorldxChange would result in a combined network covering 18 countries worldwide. This increased international presence accelerates World Access' strategy to increase its non-U.S. services.



     Growing retail operations and diversified revenues. The World Access board of directors considered WorldxChange's growing retail operations, which would be made available to World Access in the future. WorldxChange is currently serving more than 550,000 residential and commercial retail customers each month. Additionally, the World Access board of directors believes that WorldxChange would strengthen World Access' position outside of North America because more than 40% of WorldxChange's revenues originate outside of North America.



     The World Access board also considered the following potentially negative factors but concluded they were outweighed by the positive factors described above:



     Risks associated with integration. The World Access board of directors considered the risk that World Access would be unable to effectively integrate the technical operations and management of World Access and WorldxChange.



     Risk of not achieving profitability. The World Access board of directors considered the risk that the combined company may not be profitable. Both World Access and WorldxChange had losses in the first quarter of 2000. Despite expected cost savings from the WorldxChange merger, the combined company may continue to have losses which may cause the price of the World Access common stock to decline.



THE WORLD ACCESS BOARD OF DIRECTORS' RECOMMENDATION THAT STOCKHOLDERS APPROVE THE WORLDXCHANGE MERGER



     The World Access board of directors has carefully considered the advisability of the WorldxChange merger and believes that the terms of the WorldxChange merger are fair to, and that the WorldxChange merger is in the best interests of, the stockholders of World Access. The board of directors of World Access has unanimously approved the WorldxChange merger agreement and the transactions contemplated by the WorldxChange merger agreement and unanimously recommends that the stockholders of World Access vote for the approval and adoption of the WorldxChange merger agreement and the transactions contemplated by the WorldxChange merger agreement.



WORLDXCHANGE'S REASONS FOR THE WORLDXCHANGE MERGER



     The WorldxChange board of directors believes that the WorldxChange merger is fair to and in the best interests of WorldxChange's stockholders for the following reasons:



     - The WorldxChange merger provides WorldxChange shareholders with an amount of World Access shares, in a tax-free exchange, which, based on the World Access share price at the time the WorldxChange merger agreement was signed, represented a premium over the most recent price at which WorldxChange sold shares of its capital stock;

     - WorldxChange shareholders will be able to participate in the potential growth of World Access' business after the WorldxChange merger and to benefit from the potential appreciation in the value of World Access common stock; and



     - WorldxChange shareholders will have the liquidity of publicly traded World Access shares in place of their WorldxChange shares, which are not publicly traded.



     In reaching its decision to approve the WorldxChange merger agreement and the proposed WorldxChange merger, the WorldxChange board consulted with WorldxChange management and its advisors and considered the following factors:



     - The belief of the WorldxChange board that WorldxChange's telecommunications equipment and other assets, together with WorldxChange's presence in key European markets, would provide the combined company with opportunities for growth superior to those of WorldxChange as an independent company;



     - The fact that WorldxChange requires significant additional financing to fund operating cash needs and continue growing, and the belief of the WorldxChange board that WorldxChange has limited ability to obtain this needed capital as an independent company;



     - The belief of the WorldxChange board that the terms of the merger agreement, including the value of the World Access stock to be exchanged for the shares of WorldxChange common stock, are fair to and in the best interests of the WorldxChange shareholders;



     - The fact that WorldxChange had not previously been successful in entering into a satisfactory agreement with other potential acquirors or strategic partners; and



     - The belief of the WorldxChange board that the combined company would have a greater ability to serve customers and provide greater opportunities for employees than WorldxChange as an independent company.



The WorldxChange board also considered the following potentially negative factors but concluded that they were outweighed by the positive factors described above:



     - The risk that World Access's stock price would decline between the signing of the merger agreement and the closing of the merger, resulting in the WorldxChange shareholders receiving less value for their WorldxChange shares;



     - The risk that the WorldxChange merger would not be completed in a timely manner or at all and that the public announcement of the merger could hinder WorldxChange's ability to attract and retain key employees; and



     - The risk that, after WorldxChange committed to complete the merger, a more attractive strategic alternative would become available to the Company.



     Based on all of the above factors and considerations, the WorldxChange board concluded that the WorldxChange merger was advisable, fair to, and in the best interests of WorldxChange and its shareholders and that WorldxChange should proceed with the WorldxChange merger.



OPINION OF WORLD ACCESS' FINANCIAL ADVISOR REGARDING THE WORLDXCHANGE MERGER



     World Access asked Donaldson, Lufkin & Jenrette, in its role as financial advisor, to render an opinion to the World Access board as to the fairness, from a financial point of view, to World Access of the consideration to be paid by World Access. On February 11, 2000, Donaldson, Lufkin & Jenrette rendered an oral opinion to World Access' board of directors, which was subsequently confirmed in writing as of the same date, to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be paid by World Access pursuant to the WorldxChange merger agreement was fair to World Access, from a financial point of view. The full text of Donaldson, Lufkin & Jenrette's opinion is attached as Annex D to this joint proxy statement/prospectus.



     Donaldson, Lufkin & Jenrette expressed no opinion as to the price at which World Access common stock would actually trade at any time. Donaldson, Lufkin & Jenrette's opinion did not address the relative merits of the WorldxChange merger and the other business strategies considered by the World Access board of directors nor did it address the decision of the World Access board of directors to proceed with the WorldxChange merger. Donaldson, Lufkin & Jenrette's opinion did not constitute a recommendation to any World Access stockholder as to how such stockholder should vote on the WorldxChange merger.



     World Access and WorldxChange determined the consideration to be paid by World Access in arm's length negotiations, in which Donaldson, Lufkin & Jenrette advised World Access.



     World Access selected Donaldson, Lufkin & Jenrette as its financial advisor because Donaldson, Lufkin & Jenrette is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. Donaldson, Lufkin & Jenrette was not retained as an advisor or agent to the stockholders of World Access or any other person. As part of its investment banking business, Donaldson, Lufkin & Jenrette is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. World Access did not impose any restrictions or limitations upon Donaldson, Lufkin & Jenrette with respect to the investigations made or the procedures followed by Donaldson, Lufkin & Jenrette in rendering its opinion.



     In arriving at its opinion, Donaldson, Lufkin & Jenrette:



     - reviewed the draft dated February 10, 2000 of the WorldxChange merger agreement and assumed the final form of that agreement would not vary in any respect material to Donaldson, Lufkin & Jenrette's analysis;



     - reviewed financial and other information that was publicly available or furnished to it by World Access and WorldxChange, including information provided during discussions with their respective managements, which included certain financial projections of each of World Access and WorldxChange that were prepared by World Access' management;



     - compared certain financial and securities data of World Access and WorldxChange with various other companies whose securities are traded in public markets;



     - reviewed the historical stock prices and trading volumes of the common stock of World Access;



     - reviewed prices paid in selected other business combinations; and



     - conducted other financial studies, analyses and investigations as Donaldson, Lufkin & Jenrette deemed appropriate for purposes of rendering its opinion.



     In rendering its opinion, Donaldson, Lufkin & Jenrette relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by World Access and WorldxChange or their respective representatives, or that was otherwise reviewed by it. Donaldson, Lufkin & Jenrette relied upon the estimates of the management of World Access of the operating synergies achievable as a result of the WorldxChange merger. Donaldson, Lufkin & Jenrette also assumed that the financial projections of World Access and WorldxChange supplied to it were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of World Access as to the future operating and financial performance of World Access and WorldxChange. Donaldson, Lufkin & Jenrette expressed no opinion with respect to such forecasts or the assumptions on which they were based, and Donaldson, Lufkin & Jenrette did not assume any responsibility for making any independent evaluation or appraisal of the assets or liabilities of World Access or for making any independent verification of any of the information reviewed by Donaldson, Lufkin & Jenrette. Donaldson, Lufkin & Jenrette also did not assume any responsibility for making any independent investigation of any legal matters affecting World Access or WorldxChange and assumed the correctness of all legal advice given to each of them and to World Access' board of directors, including advice as to the tax consequences of the WorldxChange merger. Donaldson, Lufkin & Jenrette assumed that the WorldxChange merger would be accounted for as a purchase under generally accepted accounting principles and that it would qualify as a tax-free reorganization for U.S. federal income tax purposes.



     Donaldson, Lufkin & Jenrette's opinion is necessarily based upon economic, market, financial and other conditions as they existed on, and on information available to Donaldson, Lufkin & Jenrette as of, the date of its opinion. Donaldson, Lufkin & Jenrette states in its opinion that, although subsequent developments may affect its opinion, Donaldson, Lufkin & Jenrette does not have any obligation to update, revise or reaffirm its opinion.



SUMMARY OF FINANCIAL ANALYSES PERFORMED BY DONALDSON, LUFKIN & JENRETTE



     The following is a summary of the financial analyses Donaldson, Lufkin & Jenrette presented to the World Access board of directors on February 11, 2000 in connection with the preparation of Donaldson, Lufkin & Jenrette's opinion. No company or transaction Donaldson, Lufkin & Jenrette used in the analyses described below is directly comparable to World Access, WorldxChange or to the WorldxChange merger. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected company or transaction data. The analyses Donaldson, Lufkin & Jenrette performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The information summarized in the tables which follow should be read in conjunction with the accompanying text. For purposes of the following analyses, Donaldson, Lufkin & Jenrette used the February 9, 2000 closing price of the World Access common stock of $22.88 per share.


1. CONSIDERATION PAID ANALYSIS


     Donaldson, Lufkin & Jenrette reviewed the consideration to be paid by World Access pursuant to the WorldxChange merger agreement by using an exchange ratio of (i) 0.6583, which assumes an average stock price of at least $20.38 per share and is referred to as the initial exchange ratio for the ten-day period ending at the close of trading on the second trading day preceding the closing, which is referred to as the average period, and (ii) 1.1666, which assumes an average stock price of less than $20.38 per share during the averaging period and the issuance of the maximum number of contingent shares on the first anniversary of the completion of the WorldxChange merger, which is referred to as the maximum exchange ratio. In reviewing the consideration to be paid by World Access, Donaldson, Lufkin & Jenrette used the closing stock price on February 9, 2000 of $22.88 per share to determine the consideration to be paid based on the initial exchange ratio and $11.50 per share, the floor price, to determine the consideration to be paid based on the maximum exchange ratio.



2. COMPARABLE PUBLICLY TRADED COMPANY ANALYSIS



     Donaldson, Lufkin & Jenrette analyzed the market values and trading multiples of selected publicly traded emerging multinational carriers that Donaldson, Lufkin & Jenrette believed were reasonably comparable to WorldxChange based on business and certain financial characteristics. These comparable companies consisted of:


    (i)      IDT Corporation;
    (ii)     Pacific Gateway Exchange, Inc.;
    (iii)    PRIMUS Telecommunications Group, Incorporated;
    (iv)     RSL Communications, Ltd.; and
    (v)      Startec Global Communications Corporation.


     In examining these comparable companies, Donaldson, Lufkin & Jenrette calculated the enterprise value of each company as a multiple of its respective:
(i) last quarter annualized revenue; (ii) projected calendar year 2000 revenue;
(iii) gross property, plant and equipment and (iv) net property plant and equipment. The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. All historical data was derived from publicly available sources as of February 9, 2000 and all projected data was obtained from Wall Street research reports.



     Donaldson, Lufkin & Jenrette performed this analysis in order to compare the ratio of WorldxChange's enterprise value to its last quarter annualized revenues, estimated 2000 revenues as provided by World Access, gross property, plant and equipment and net property, plant and equipment to those of the comparable companies and to the reference range, which represents a tighter range of the ratios as deemed reasonable by Donaldson, Lufkin and Jenrette. For purposes of this analysis, Donaldson, Lufkin & Jenrette compared the implied multiples of World Access' consideration to be paid based on the initial exchange ratio, which results in a higher value for the consideration to be paid than the maximum exchange ratio. In addition, Donaldson, Lufkin & Jenrette compared the enterprise value of WorldxChange, based on the initial exchange ratio, to the implied enterprise values obtained by the above mentioned ratios of the comparable companies and the reference range and WorldxChange's last quarter annualized revenues, estimated 2000 revenues as provided by World Access, gross property, plant and equipment and net property, plant and equipment. Donaldson, Lufkin & Jenrette's analysis of the comparable companies yielded the following multiple ranges and implied enterprise values:


                          COMPARABLE COMPANY ANALYSIS
                                ($ IN MILLIONS)


                                                       COMPARABLE COMPANIES      REFERENCE RANGE
                                                       --------------------    --------------------
                                       WORLDXCHANGE      HIGH         LOW        HIGH        LOW
                                       ------------    ---------    -------    --------    --------
Enterprise Value/Last Quarter
  Annualized Revenues................        1.5x           2.2x       0.6x         1.7x        1.2x
Enterprise Value/2000 Estimated
  Revenues...........................        1.2x           1.9x       0.7x         1.5x        1.0x
Enterprise Value/Gross Property,
  Plant and Equipment................        3.2x           7.5x       2.5x         4.5x        3.5x
Enterprise Value/Net Property, Plant
  and Equipment......................        4.8x           8.8x       2.9x         5.5x        4.5x
Implied Enterprise Value based on:
  Last Quarter Annualized Revenues...     $924.5       $1,361.9     $406.9     $1,075.1    $  758.9
  2000 Estimated Revenues............      924.5        1,450.6      510.8      1,141.3       760.9
  Gross Property, Plant and
     Equipment.......................      924.5        2,173.8      711.4      1,295.9     1,007.9
  Net Property, Plant and
     Equipment.......................      924.5        1,705.1      565.7      1,066.5       872.6



     The comparable company analysis showed that the implied multiples of World Access' consideration, based on the initial exchange ratio, were either within or lower than the range of multiples implied by the prevailing market prices of the comparable companies. In addition, the analysis showed that the enterprise value based on World Access' consideration, based on the initial exchange ratio, was either within or lower than the range of enterprise values implied by the multiples of the comparable companies and WorldxChange's last quarter annualized revenues, estimated 2000 revenues, gross property, plant and equipment and net property, plant and equipment.

3. ANALYSIS OF SELECTED M&A TRANSACTIONS


     Donaldson, Lufkin & Jenrette reviewed selected mergers and acquisitions transactions of companies that operate businesses reasonably similar to that of WorldxChange. In addition, for purposes of this analysis, Donaldson, Lufkin & Jenrette selected key mergers and acquisitions transactions deemed most relevant by Donaldson, Lufkin & Jenrette based on the business characteristics of the acquiror and/or target and the business nature of the transaction. The following mergers and acquisitions transactions were deemed most relevant by Donaldson, Lufkin & Jenrette:


     - Viatel, Inc.'s acquisition of Destia Communications, Inc.

     - PRIMUS Telecommunications Group, Incorporated's acquisition of TresCom International, Inc.


     In examining these acquisitions, Donaldson, Lufkin & Jenrette calculated the enterprise value of the acquired company implied by each of these transactions as a multiple of last quarter annualized revenue and net property, plant and equipment. In addition, Donaldson, Lufkin & Jenrette calculated the enterprise values implied by the above mentioned ratios of the selected mergers and acquisitions transactions and WorldxChange's last quarter annualized revenue and net property, plant and equipment. Donaldson, Lufkin & Jenrette's analysis of these comparable acquisitions yielded the following multiple ranges and implied enterprise values:


                 SELECTED MERGERS AND ACQUISITIONS TRANSACTIONS
                                ($ IN MILLIONS)


                                                       ALL SELECTED M&A        KEY SELECTED M&A
                                                         TRANSACTIONS            TRANSACTIONS
                                                     --------------------    --------------------
                                     WORLDXCHANGE      HIGH        LOW         HIGH        LOW
                                     ------------    --------    --------    --------    --------
Enterprise Value/Last Quarter
  Annualized Revenues..............        1.5x           4.0x        1.2x        2.6x        1.2x
Enterprise Value/Net Property,
  Plant and Equipment..............        4.8x          42.0x        5.9x        6.2x        5.9x
Implied Enterprise Value based on:
Last Quarter Annualized Revenues...     $924.5       $2,529.6    $  733.9    $1,631.6    $  733.9
Net Property, Plant and
  Equipment........................      924.5        8,143.1     1,148.3     1,206.6     1,148.3



     The analysis of selected mergers and acquisitions transactions showed that the implied multiples of World Access' consideration, based on the initial exchange ratio, were, in each case, within or lower than the range of multiples paid by the selected mergers and acquisitions transactions as well as by the key mergers and acquisitions transactions. In addition, the analysis of selected mergers and acquisitions transactions showed that the transaction value of World Access' consideration, based on the initial exchange ratio, was, in each case, within or lower than the range of implied transaction values based on the multiples paid by selected mergers and acquisition transactions, as well as by the key merger and acquisitions transactions.


4. DISCOUNTED CASH FLOW ANALYSIS


     In addition, Donaldson, Lufkin & Jenrette performed a discounted cash flow analysis for WorldxChange on a stand-alone basis. The analysis was based upon financial projections, including synergies, for the five-year period ending fiscal 2004 as provided by the management of World Access. Donaldson, Lufkin & Jenrette performed this analysis to estimate the net present value of WorldxChange's enterprise value and to compare it to the implied enterprise value based on World Access' consideration. Donaldson, Lufkin & Jenrette calculated EBITDA for WorldxChange. EBITDA is earnings before interest, taxes, depreciation and amortization. Donaldson, Lufkin & Jenrette calculated the terminal value of WorldxChange at the end of the forecast period, by applying a range of estimated EBITDA multiples selected in Donaldson, Lufkin & Jenrette's subjective judgment. The terminal value estimates are a hypothetical approximation of the value of the enterprise's cash flows beyond the end of the five-year period covered by the management's projections. The management's projected EBITDA and Donaldson, Lufkin & Jenrette's subjective estimate of the terminal values based on management's projected EBITDA were then discounted to the present using a range of discount rates selected in Donaldson, Lufkin & Jenrette's subjective judgment.


                         DISCOUNTED CASH FLOW ANALYSIS
                                ($ IN MILLIONS)


Range of EBITDA Multiples...................................   10.0x - 12.0x
Discount rates..............................................   15.0% - 18.3%
Implied Total Enterprise Value..............................  $758.2 - $998.1
WorldxChange Enterprise Value...............................      $924.5



     The above analysis shows that the implied enterprise value based on World Access' consideration, based on the initial exchange ratio, of $924.5 million is near the high range of the implied enterprise values of $758.2 million to $998.1 million obtained by the analysis.



     The summary set forth above does not purport to be a complete description of the analyses performed by Donaldson, Lufkin & Jenrette but describes the material elements of the presentation that Donaldson, Lufkin & Jenrette made to the World Access board on February 11, 2000 in connection with the preparation of Donaldson, Lufkin & Jenrette's fairness opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a summary description. Donaldson, Lufkin & Jenrette conducted each of the analyses in order to provide a different perspective on the transaction and to add to the total mix of information available. Donaldson, Lufkin & Jenrette did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Donaldson, Lufkin & Jenrette considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Donaldson, Lufkin & Jenrette did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Donaldson, Lufkin & Jenrette has indicated to World Access that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses Donaldson, Lufkin & Jenrette performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.



  ENGAGEMENT LETTER



     Under the terms of an engagement letter dated January 18, 2000, World Access agreed to pay Donaldson, Lufkin & Jenrette a fee of $850,000 at the time that Donaldson, Lufkin & Jenrette delivered to the World Access board of directors its opinion, irrespective of the conclusion reached in the opinion, and to pay Donaldson, Lufkin & Jenrette a fee of $1.5 million, less any amounts paid pursuant to delivery of the fairness opinion, payable in cash promptly upon consummation of a business combination between World Access and WorldxChange in one or a series of transactions, by merger, consolidation, or any other business combination, by purchase involving all or a substantial amount of the business, securities or assets of WorldxChange or otherwise. In addition, World Access agreed to reimburse Donaldson, Lufkin & Jenrette for all of its out-of-pocket expenses, including the reasonable fees and expenses of counsel incurred by Donaldson, Lufkin & Jenrette in connection with its engagement, and to indemnify Donaldson, Lufkin & Jenrette for liabilities and expenses arising out of Donaldson, Lufkin & Jenrette's engagement, including liabilities under federal securities laws.



     The terms of the fee arrangement with Donaldson, Lufkin & Jenrette, which Donaldson, Lufkin & Jenrette and World Access believe are customary in transactions of this nature, were negotiated at arms-length between World Access and Donaldson, Lufkin & Jenrette. World Access' board of directors was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to Donaldson, Lufkin & Jenrette is contingent upon consummation of the WorldxChange merger.

     Donaldson, Lufkin & Jenrette provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or debt of World Access for its own account and for the accounts of its customers. Donaldson, Lufkin & Jenrette has performed investment banking and other services for World Access in the past and has been compensated for such services. Donaldson, Lufkin & Jenrette acted as financial advisor to World Access in connection with its acquisition of FaciliCom International, Inc., and acted as solicitation agent in connection with the consent solicitation for FaciliCom's outstanding senior notes. Donaldson, Lufkin & Jenrette is currently acting as financial advisor to World Access in connection with its proposed acquisition of STAR. Further, Donaldson, Lufkin & Jenrette is currently providing advisory services in connection with the exploration of a possible sale of World Access' NACT Telecommunications Inc. and Telco Systems Inc. subsidiaries and World Access' Wireless Local Loop Division.



CONSIDERATION THAT WORLDXCHANGE SHAREHOLDERS WILL RECEIVE IN THE WORLDXCHANGE MERGER



     Upon completion of the WorldxChange merger, each outstanding share of WorldxChange common stock will be automatically canceled and converted into the right to receive 0.6583 shares of World Access common stock. Under the WorldxChange articles of incorporation, all outstanding shares of WorldxChange preferred stock voted in favor of the WorldxChange merger will be deemed automatically converted into shares of WorldxChange common stock immediately prior to the completion of the WorldxChange merger. Therefore, outstanding shares of WorldxChange preferred stock voted in favor of the WorldxChange merger will be entitled to the WorldxChange merger consideration described above on an as-converted basis. No fractional shares of World Access common stock will be issued in connection with the WorldxChange merger. Instead, WorldxChange shareholders will receive cash, without interest, in lieu of any fraction of a share of World Access common stock to which they would otherwise be entitled under the WorldxChange merger agreement.



     Upon completion of the WorldxChange merger, each outstanding WorldxChange stock option or warrant will be automatically converted into an option to acquire such number of shares of World Access common stock as is equal to the number of shares of WorldxChange common stock covered under such WorldxChange stock option or warrant multiplied by 0.6583. The exercise price will be the exercise price specified in the WorldxChange stock option or warrant divided by
0.6583. Each newly-issued World Access stock option will contain terms which are substantially similar to the terms governing the original WorldxChange stock option or warrant.



CLOSING; EFFECTIVE TIME OF THE WORLDXCHANGE MERGER



     The closing of the WorldxChange merger will occur on the second business day following the satisfaction or waiver of all conditions to the completion of the WorldxChange merger, or at such other time as World Access and WorldxChange agree. On the date of the closing of the WorldxChange merger, World Access and WorldxChange will file a certificate of merger with the Delaware Secretary of State and an agreement of merger with the California Secretary of State. The WorldxChange merger will be effective upon the filing of the certificate of merger and the agreement of merger.



MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE WORLDXCHANGE MERGER



     The following discussion summarizes the material federal income tax consequences of the WorldxChange merger. Long Aldridge & Norman LLP, as counsel to World Access, is of the opinion that, except as to matters upon which they have expressly declined to express an opinion, the following discussion sets forth the material federal income tax consequences of the WorldxChange merger under the federal income tax laws in effect as of the date of this joint proxy statement/prospectus. The following discussion is not a complete analysis of all aspects of federal income taxation that may be relevant to you as a WorldxChange shareholder in light of your particular circumstances. For example, it does not address


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


the federal income tax considerations or the special tax rules that may be relevant to you if you are one of the following types of holders:



     - an insurance company;



     - a tax-exempt organization;



     - an employee stock ownership plan;



     - a bank;



     - a broker, dealer or financial institution;



     - a holder that holds WorldxChange capital stock as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for federal income tax purposes;



     - a holder that has a "functional currency" other than the United States dollar;



     - a holder subject to the alternative minimum tax;



     - a holder that is not a citizen or resident of the United States, or that is a foreign corporation, foreign partnership or foreign estate or trust as to the United States;



     - a holder who acquired shares of WorldxChange capital stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or



     - a holder of options to acquire shares of WorldxChange capital stock.



     In addition, the discussion does not consider the effect of any foreign, state, local, or other tax laws, or any tax consequences, such as estate or gift tax, other than the federal income tax consequences of the WorldxChange merger that may be applicable to WorldxChange shareholders, or except as expressly provided below, the consequences of transactions completed before or after the WorldxChange merger. Further, this discussion assumes that as a WorldxChange shareholder, you hold your WorldxChange capital stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. Generally, a capital asset is property held for investment. This discussion is based on the Internal Revenue Code and final, temporary and proposed treasury regulations promulgated under the Internal Revenue Code, administrative pronouncements and rulings, and judicial decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect and any such change could affect the continuing validity of this discussion.



     We have not requested a ruling from the IRS with respect to the federal income tax consequences of the WorldxChange merger nor is the completion of the WorldxChange merger conditioned on the receipt by World Access or WorldxChange of such a ruling or an opinion of tax counsel concerning such tax consequences. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU OF THE WORLDXCHANGE MERGER.



  The WorldxChange merger



     Long Aldridge & Norman LLP has rendered an opinion to World Access that the WorldxChange merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code. This opinion is subject to the limitations, qualifications and assumptions referred to herein and in such opinion. In rendering its opinion as to the status of the WorldxChange merger as a "reorganization," and in rendering its opinion with respect to the following discussion, counsel has relied upon, and has assumed the accuracy of information, factual statements and representations made by World Access and WorldxChange in this joint proxy statement/prospectus and the WorldxChange merger agreement. Any inaccuracy or change with respect to such information, representations or assumptions, or any past or future actions by World Access or WorldxChange contrary to such information, representations or assumptions could adversely affect the conclusions reached in such opinion and the discussion set forth below.

     Counsel's opinion neither binds the Internal Revenue Service nor precludes it or the courts from adopting a contrary position, and no assurance can be given that contrary positions will not be successfully asserted by the Internal Revenue Service or adopted by a court if the issues are litigated. The balance of this discussion is based on the conclusion in the opinion that the WorldxChange merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code.



     WorldxChange has received the opinion of O'Melveny & Myers LLP to the effect that the WorldxChange merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code.



     World Access stockholders will not recognize any gain or loss for federal income tax purposes solely as a result of the WorldxChange merger.



  Tax considerations for WorldxChange shareholders



     Receipt of World Access stock in the WorldxChange merger. You will not recognize gain or loss upon the exchange of your WorldxChange common stock and preferred stock for World Access common stock and fractional share interests except for the receipt of cash in lieu of a fractional share of World Access common stock and the portion of the World Access common stock you received in payment of accrued and unpaid dividends on your WorldxChange preferred stock that is treated by the Internal Revenue Service as a dividend distribution to you, as more fully described below.



     Your tax basis in the shares of World Access common stock you receive in the exchange will be the same as the tax basis of your shares of WorldxChange capital stock (and if you hold shares of both common stock and preferred stock in WorldxChange, by aggregating the tax basis of all such shares) surrendered in the exchange less any portion of such basis allocable to any fractional share interest in any share of World Access common stock for which you receive cash. The holding period of the World Access common stock you receive in the exchange will include the holding period during which you held your WorldxChange capital stock.



     Cash for fractional shares. Based on the current published ruling position of the Internal Revenue Service, you will recognize gain or loss measured by the difference between the amount of cash received in lieu of a fractional share interest in World Access common stock and the portion of the tax basis of your WorldxChange capital stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss, provided that you held the WorldxChange capital stock as a capital asset as of the effective time of the WorldxChange merger, and will be long-term capital gain if your WorldxChange capital stock was held for more than one year as of the effective time of the WorldxChange merger.



     Dividends on escrowed World Access common stock. Dividends paid to you by World Access on World Access common stock you receive in the exchange, including the shares held pursuant to the WorldxChange escrow agreement will be treated as if you held such shares of World Access common stock directly.



     Return of escrowed shares to World Access to satisfy claims. Pursuant to the WorldxChange escrow agreement, if a claim is successfully asserted by World Access against the escrow fund, the escrow agent will be instructed to return to World Access that number of shares of World Access common stock with a value in an amount equal to the claim using the $20.38 share price to value such returned shares. Any such returned shares would reduce on a pro rata basis the escrowed shares that could be distributed to WorldxChange shareholders after any indemnification claims of World Access under the merger agreement are satisfied. Because the number of shares to be returned to World Access from the escrow account is based on the initial negotiated value of $20.38 per share of World Access common stock, you will realize no benefit or detriment from any appreciation or depreciation of such World Access common stock following the effective time of the WorldxChange merger. Accordingly, the return of such shares to World Access in satisfaction of escrow claims will not result in your recognition of gain or loss and instead, will be treated as a non-taxable purchase price adjustment as part of the original stock-for-stock exchange. Upon a return of any such shares to World Access, your tax basis in your pro rata share of the returned shares will be added to the tax basis of your remaining shares of World Access common stock received in the exchange.

     Sale of escrowed shares held in the expense fund. To the extent escrowed shares of World Access common stock held in the expense fund are sold by the shareholder representative, you will be required to recognize gain or loss for federal income tax purposes with respect to your allocable share of the gross proceeds as if you sold such shares of World Access common stock directly.


     Release of escrowed shares to WorldxChange shareholders. You will not recognize any gain or loss or any interest income, as a result of the distribution to you of any of the World Access common stock held in either the escrow fund or the expense fund because under both such arrangements described in the WorldxChange merger agreement, the stock-for-stock exchange takes place at the effective time of the WorldxChange merger, not later when the escrowed shares of World Access common stock are released from the applicable escrow provisions to you as former WorldxChange shareholders.



     World Access common stock received for accrued dividends on WorldxChange preferred stock. The law is unclear as to how shares you receive that are or could be attributed to accrued but undeclared and unpaid dividends, or "dividend related shares," will be characterized for federal income tax purposes. In at least two private letter rulings, which cannot be relied upon by other taxpayers as binding legal precedent, the Internal Revenue Service has taken the position that common stock issued by an acquiring company in payment of such dividends would be treated as part of an overall stock-for-stock exchange and would be tax-free to the recipient shareholders. Moreover, dividends have not been declared on any of the shares of the WorldxChange preferred stock, will not be declared as of the effective time of the WorldxChange merger, and, in general, with certain exceptions not here applicable, shareholders are not taxable on unpaid dividends that have not been declared. Based upon these principles, you would not recognize gain or loss on the receipt of the dividend related shares. Furthermore, the Internal Revenue Service has not taken a position in any reported case or in any published or private ruling that shares received in exchange for shares in an otherwise tax-free acquisition should be treated in part as payment of unpaid dividends. In this case, your tax basis in the dividend related shares will be the same as your basis in the other shares of World Access common stock received in the exchange and your holding period for the dividend related shares will include the holding period during which you held your WorldxChange preferred stock. Notwithstanding the absence of authority on point, however, it is possible that the Internal Revenue Service could attempt to treat the receipt of shares identified with accrued but unpaid dividends, including the dividend related shares, as the actual or deemed payment of dividends, and therefore taxable as ordinary income to the extent of your allocable portion of the accumulated earnings and profits, if any, as determined for federal income tax purposes, of WorldxChange. If the amount of such actual or deemed payment exceeds such earnings and profits, then the excess first will be applied against and reduce your basis in your preferred stock, but not below zero, and then any excess over such amount will be treated as capital gain from the sale of such WorldxChange stock and will be long-term capital gain if your WorldxChange preferred stock was held for more than one year as of the effective time of the WorldxChange merger. If such actual or deemed payment is treated as a dividend and you are a corporation, the distribution may qualify for the "dividends received deduction", and may possibly be subject to the "extraordinary dividend" provisions of the Internal Revenue Code. Here, your tax basis in the dividend related shares will be the fair market value of such shares upon receipt and your holding period will begin upon receipt of such shares.



     Due to the inherently factual nature of these determinations, coupled with the lack of Internal Revenue Service or judicial authority as to how your receipt of the dividend related shares should be characterized for federal income tax purposes, Long Aldridge & Norman LLP has expressed no opinion with respect to this matter. World Access intends to take the position that the dividend related shares should be treated as part of the overall stock-for-stock exchange. No ruling from the Internal Revenue Service has been sought. Thus, no assurance can be given to you that the position currently intended to be taken by World Access described above will be accepted by the Internal Revenue Service.


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


     Cash received by dissenting WorldxChange shareholders. If you exercise appraisal rights, any cash received in connection therewith will be treated as having been received in redemption of your WorldxChange common stock, provided the payment is not treated as a dividend payment. If, after such redemption, you own no World Access stock after giving effect to the constructive ownership rules of the Internal Revenue Code, then you will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of your WorldxChange common stock surrendered, which will be long-term capital gain or loss if your WorldxChange common stock was held for more than one year as of the effective time of the WorldxChange merger.



     Reporting requirements. When you file your federal income tax return for the taxable year in which the WorldxChange merger occurs, you will be required to attach a statement to your return which includes certain information required by the Internal Revenue Service concerning your participation as a WorldxChange shareholder in the WorldxChange merger. Accordingly, you are urged to consult with your tax advisor concerning compliance with this requirement and any other tax reporting requirements.


  Tax considerations for the corporate parties


     World Access, WorldxChange Communications, Inc. formerly known as CTI Merger Co. and WorldxChange. No gain or loss will be recognized by World Access, WorldxChange Communications, Inc., which was formerly known as CTI Merger Co. and is a subsidiary of World Access, or WorldxChange as a result of the WorldxChange merger.



     Potential "Excess Parachute Payments." Under certain circumstances, acceleration of the vesting of specific WorldxChange options and the making of certain payments by World Access to WorldxChange employees following the WorldxChange merger may result in "excess parachute payments" to a "disqualified individual" within the meaning of Section 280G of the Internal Revenue Code. World Access will not be entitled to a tax deduction for the amounts determined to be excess parachute payments, thereby increasing World Access' taxable income or reducing its taxable loss, if applicable, by the amount of any excess parachute payments. Excess parachute payments are also subject to a 20% excise tax payable by the disqualified individual receiving the payment. Because the calculation of whether such amounts may be determined to be excess parachute payments cannot be made until the effective time of the WorldxChange merger or thereafter, no determination can be made at this time whether any amounts will be determined to be excess parachute payments. Therefore, Long Aldridge & Norman LLP has expressed no opinion with respect to this matter.



     Limitation on WorldxChange tax attributes. Under the Internal Revenue Code, WorldxChange Communications, Inc., which was formerly known as CTI Merger Co. will succeed to the net operating losses, certain "recognized built-in losses," capital losses, general business credits, minimum tax credits, excess foreign tax credits and certain other tax attributes of WorldxChange. Use of these tax attributes by World Access is subject to specific limitations under the Internal Revenue Code and certain provisions of the treasury regulations governing the filing of a consolidated federal income tax return, such as the "separate return limitation year" rules. After an ownership change, the amount of the loss corporation's taxable income for a post-ownership change year that may be offset by the loss corporation's net operating losses arising before the ownership change is annually limited to an amount referred to as the "Section 382 limitation." The Section 382 limitation generally equals the product of (i) the fair market value of the loss corporation's stock immediately before the ownership change, multiplied by (ii) the federal long-term, tax-exempt rate published monthly by the Internal Revenue Service (5.53% for August 2000).



     WorldxChange and its domestic subsidiaries are members of a "consolidated group" which files a consolidated federal income tax return. The WorldxChange consolidated group, with WorldxChange Communications, Inc., which was formerly known as CTI Merger Co. as WorldxChange's corporate successor will constitute a "loss subgroup" which will undergo a Section 382 ownership change upon the completion of the WorldxChange merger. Utilization of any such loss subgroup's net operating loss carryover, which we refer to as the "pre-change WorldxChange loss subgroup net operating losses," against


                                       110
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future World Access consolidated federal taxable income will be subject to an annual loss subgroup Section 382 limitation.



     An additional limitation may apply under which the pre-change WorldxChange loss subgroup net operating losses can only be used to the extent of the "qualifying separate return limitation year subgroup" members' aggregate, cumulative contribution to World Access consolidated taxable income or the "separate return limitation year limitation." Because the WorldxChange loss subgroup and its separate return limitation year net operating loss subgroup should be treated as co-extensive, and the Section 382 ownership change and separate return limitation year event will occur at the same time, the separate return limitation year limitation should be eliminated with respect to the WorldxChange loss subgroup net operating losses.



     Limitation on World Access tax attributes. World Access and its domestic subsidiaries are members of a "consolidated group" which files a consolidated federal income tax return. For its taxable year ended December 31, 1999, the World Access consolidated group incurred a consolidated net operating loss, and has a consolidated net operating loss carryover. As such, it constitutes a "loss group." World Access believes that the World Access loss group may have already incurred a Section 382 ownership change in either or both of its 1998 and 1999 taxable years. Thus, the World Access loss group's ability to utilize its own consolidated net operating loss carryover as of December 31, 1999 against its future consolidated federal taxable income may already be subject to an annual loss group Section 382 limitation.



     If the completion of either or both the WorldxChange merger and the STAR merger does result in an ownership change for the World Access loss group, the amount of such annual loss group Section 382 limitation will depend in part, on future values which cannot be predicted at this time. In the case of successive ownership changes, the applicable pre-ownership change World Access loss group or member's net operating losses will be subject to the lowest amount of Section 382 limitation which results from any of such Section 382 ownership changes. If instead, consummation of either or both the WorldxChange merger and the STAR merger does not result in an ownership change for the World Access loss group, then any existing annual loss group Section 382 limitation for World Access will simply continue to apply.



EXCHANGE OF WORLDXCHANGE STOCK CERTIFICATES FOR WORLD ACCESS STOCK CERTIFICATES



     When the WorldxChange merger is completed, World Access' exchange agent will mail to WorldxChange shareholders a letter of transmittal and instructions for use in surrendering WorldxChange stock certificates in exchange for World Access stock certificates. When WorldxChange shareholders deliver their WorldxChange stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, their WorldxChange stock certificates will be canceled, and WorldxChange shareholders will receive World Access stock certificates representing the number of full shares of World Access common stock to which the WorldxChange shareholder is entitled under the WorldxChange merger agreement. WorldxChange shareholders will receive payment in cash in lieu of any fractional shares of World Access common stock which would have been otherwise issuable in the WorldxChange merger.



     YOU SHOULD NOT SUBMIT YOUR WORLDXCHANGE STOCK CERTIFICATES FOR EXCHANGE UNLESS AND UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.


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RESTRICTIONS ON SALES OF SHARES BY AFFILIATES OF WORLD ACCESS AND WORLDXCHANGE



     The shares of World Access common stock to be issued in the WorldxChange merger will be registered under the Securities Act of 1933. These shares will be freely transferable under the Securities Act of 1933, except for shares of World Access common stock issued to any person who is an affiliate of either of World Access or WorldxChange. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with either of World Access or WorldxChange and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of World Access common stock acquired in the WorldxChange merger except pursuant to:



     - an effective registration statement under the Securities Act of 1933 covering the resale of those shares;



     - Rule 145 under the Securities Act of 1933; or



     - any other applicable exemption under the Securities Act of 1933.



ACCOUNTING TREATMENT OF THE WORLDXCHANGE MERGER



     We intend to account for the WorldxChange merger as a purchase for financial reporting and accounting purposes, under United States generally accepted accounting principles. After the WorldxChange merger, the results of operations of World Access and WorldxChange will be included in the consolidated financial statements of World Access. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of WorldxChange acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under United States generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.



REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE WORLDXCHANGE MERGER



     The WorldxChange merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which prevents transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the appropriate waiting periods end or expire. World Access, WorldxChange and related parties have filed the required information and materials with the Antitrust Division of the Department of Justice and the Federal Trade Commission. The Department of Justice and Federal Trade Commission granted an early termination of the waiting period, effective April 6, 2000. No further action under the Hart-Scott-Rodino Act is required, as long as the WorldxChange merger is completed prior to April 6, 2001.



     The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the WorldxChange merger on antitrust grounds either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the WorldxChange merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws. Certain other persons could take action under the antitrust laws, including seeking to enjoin the WorldxChange merger. Additionally, at any time before or after the completion of the WorldxChange merger, notwithstanding that the applicable waiting period expired or ended, any state could take action under the antitrust laws. There can be no assurance that a challenge to the WorldxChange merger under the antitrust laws will not be made or that, if a challenge is made, it would not be successful.



     The WorldxChange merger also requires notification in certain European countries.



     Under the German Competition Act, the German Cartel Office must be notified of the WorldxChange merger, and the WorldxChange merger cannot be completed until approved by the German Cartel Office or a one month waiting period has expired. The waiting period starts from the date that the notification is considered by the German Cartel Office to be complete. During the initial one month waiting period, the German Cartel Office may decide to open a further investigation of the transaction. If a further investigation is instituted, the WorldxChange merger may not be completed until a further three month period has expired or the WorldxChange merger has been cleared. At any time during the period, the German Cartel Office may act to block the WorldxChange merger or impose conditions upon its completion. There can be no assurance that a challenge to the WorldxChange merger on competition law grounds will not be made or that, if such a challenge is made, it would not be successful in Germany.



     Following the completion of the WorldxChange merger, an information filing must be made in Denmark with the national competition authority. In addition, the WorldxChange merger is also subject to review and clearance by the foreign investment review boards of Australia and New Zealand.



     The WorldxChange merger is subject to state and federal telecommunications regulatory approvals. All but two of the state regulatory agencies and the Federal Communications Commission require prior notice or approval of the WorldxChange merger. Applications or notices, as required, requesting either approval or providing notification of the WorldxChange merger have been filed on behalf of World Access and WorldxChange in 48 states and at the Federal Communications Commission. The governing legal standard for approval varies from state to state, but approval of the WorldxChange merger generally requires a showing that it is consistent with the public interest. The Federal Communications Commissions has approved the WorldxChange merger.



     Except for approvals by state and federal authorities having jurisdiction over telecommunications activities conducted by World Access and WorldxChange, World Access and WorldxChange are not aware of any other material governmental or regulatory approval required for completion of the WorldxChange merger, other than the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and compliance with applicable corporate laws of Delaware and California.



RIGHTS OF DISSENTING WORLDXCHANGE SHAREHOLDERS



     The following provides a summary of the statutory procedure a dissenting WorldxChange shareholder must follow in order to exercise dissenters' rights under Chapter 13 of the California General Corporation Law. This summary is qualified in its entirety by reference to the full text of Chapter 13 of the California law. A copy of Chapter 13 of the California law is attached as Annex I to this joint proxy statement/prospectus and is incorporated by reference into this document. Failure to comply with the procedures set forth in California law will result in the loss or waiver of dissenters' rights. Therefore, this discussion and Chapter 13 of the California law should be reviewed carefully by any WorldxChange shareholder who wishes to exercise statutory dissenters' rights or who wishes to preserve the right to do so.



     If the WorldxChange merger is completed, each WorldxChange shareholder owning shares on the date for the determination of shareholders entitled to vote on or consent to the WorldxChange merger that does not vote their shares in favor of the WorldxChange merger and complies with the provisions and procedures of Chapter 13 of the California law, will be entitled to require WorldxChange to purchase for cash at their fair market value the WorldxChange shares owned by such shareholder.



     The fair market value of the WorldxChange shares will be determined as of the day before the first announcement of the terms of the proposed WorldxChange merger, excluding any appreciation or depreciation resulting from the merger but adjusted for any stock split, reverse stock split or share dividend that becomes effective after the announcement. A failure to vote against the WorldxChange merger will not constitute a waiver of dissenters' rights set forth in Chapter 13 of the California law. Any WorldxChange shares as to which dissenters' rights are exercised will not be converted into the right to receive shares of World Access common stock in the merger.



     The merger agreement provides that WorldxChange will not be the surviving corporation in the WorldxChange merger. Under California law, the surviving corporation will assume WorldxChange's obligations under Chapter 13 of the California law.


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


     To qualify as a dissenting share under California law, shares of WorldxChange stock must satisfy each of the following requirements:



     - the shares of WorldxChange stock must have been outstanding on the record date;



     - the shares of WorldxChange stock must not have been voted in favor of the WorldxChange merger;



     - the holder of such shares of WorldxChange stock must make a written demand that WorldxChange repurchase such shares of WorldxChange stock at fair market value; and



     - the holder of such shares of WorldxChange stock must submit share certificates for endorsement.



     WorldxChange is required within 10 days after the date of the approval of the merger by the required WorldxChange shareholder vote or consent to mail a notice of the approval of the merger to each shareholder who has not voted to approve and adopt the WorldxChange merger, together with:



     - a copy of Sections 1300 through 1304 of Chapter 13 of the California law;



     - a statement of the price determined by WorldxChange to represent the fair market value of the dissenting WorldxChange shares; and



     - a brief description of the procedure to be followed if the shareholder desires to exercise dissenters' rights. The statement of price by WorldxChange constitutes an offer by WorldxChange to purchase all properly dissenting shares at the stated amount.



     In order to exercise dissenters rights, shareholders must send a written demand to WorldxChange that WorldxChange repurchase their dissenting shares. WorldxChange must receive this demand within 30 days after the date on which notice of the approval of the WorldxChange merger by the outstanding shares of WorldxChange stock is mailed to dissenting shareholders. The demand must state the number and class of shares held of record that the shareholder demands that WorldxChange purchase, and a statement of what the dissenting shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger. The statement of fair market value in this demand by the dissenting shareholder constitutes an offer by the shareholder to sell the shares at this price to WorldxChange.



     In addition, within 30 days after the date on which notice of the approval by the outstanding shares was mailed to shareholders, the dissenting shareholder must also submit to WorldxChange at its principal office or the office of its transfer agent share certificates representing any dissenting shares that the dissenting shareholder demands that WorldxChange purchase, so that the dissenting shares may either be stamped or endorsed with the statement that the shares are dissenting shares or may be exchanged for certificates of appropriate denomination so stamped or endorsed.



     If the dissenting shareholder and WorldxChange agree that the shares qualify as dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed upon price plus the legal rate of interest on judgments from the date of such agreement. This amount is to be paid to the dissenting shareholder within the later of 30 days after the date of such agreement or 30 days after any statutory or contractual conditions to the closing of the WorldxChange merger are satisfied or waived, subject to surrender by the dissenting shareholder of his, her or its certificates representing the dissenting shares to WorldxChange unless provided otherwise by agreement. Any agreement between WorldxChange and a shareholder fixing the fair market value of any dissenting shares will be filed with the secretary of WorldxChange.



     If the dissenting shareholder and WorldxChange fail to agree upon the fair market value of the dissenting shares or whether the shares qualify as dissenting shares, the dissenting shareholder may file a complaint in California superior court of the proper county within six months after the date on which notice of the approval of the WorldxChange merger is mailed to shareholders requesting that the court determine the fair market value of the dissenting shares and, if applicable, whether the shares qualify as dissenting shares.


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


     The costs and expenses of the action, including reasonable compensation to the appraisers, will be fixed and assessed or apportioned as the court considers equitable. However, if the appraisal exceeds the price offered by WorldxChange, then WorldxChange would be required to pay the costs, including, in the discretion of the court, attorneys' fees, fees of expert witnesses and interest at a legal rate on the judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is 125 percent of the price offered by WorldxChange.



     Under the provisions of Chapter 5 of the California law and Section 1306 of the California law, a California corporation is legally prohibited from purchasing shares of stock through the payment of cash or other property, even if all dissenters' rights conditions are fulfilled, unless the corporation satisfies certain financial conditions. Due to these legal restrictions, neither WorldxChange nor the surviving corporation in the WorldxChange merger may be legally able to repurchase all or any dissenting shares of the dissenting shareholders for cash.



     To the extent that WorldxChange is prohibited from making cash payments to holders of dissenting shares who exercise and perfect their dissenters' rights of their fair market value, unpaid dissenting shareholders will become creditors of WorldxChange for the unpaid amount plus interest at the legal rate on judgments until the date of payment. The rights of unpaid dissenting shareholders, however, will be subordinate to the rights of all other creditors of WorldxChange in any liquidation proceeding, with the unpaid debt to be payable when permissible under the provisions of Chapter 5.



     If any shareholder who demands the purchase of his, her or its shares under Chapter 13 of the California law fails to perfect, or effectively withdraws or loses his, her or its right to such purchase, the shares of that holder will be converted into a right to receive the applicable merger consideration in accordance with the WorldxChange merger agreement.



     Dissenting shares lose their status as dissenting shares if:



     - the WorldxChange merger is abandoned, in which case WorldxChange must pay on demand to any dissenting shareholder who has initiated proceedings in good faith under Chapter 13 of the California law all necessary expenses incurred in these proceedings and reasonable attorney's fees;



     - the shares are transferred prior to their submission for the required endorsement or are surrendered for conversion into shares of another class in accordance with the amended and restated articles of incorporation of WorldxChange;



     - the dissenting shareholder and WorldxChange do not agree upon the status of the shares as dissenting shares or do not agree on the purchase price of the shares, but neither WorldxChange nor the shareholder files a complaint or intervenes in a pending action within six months after mailing the notice of approval of the WorldxChange merger; or



     - with WorldxChange's consent, the shareholder delivers to WorldxChange a written withdrawal of such shareholder's demand for purchase of his, her or its shares.



     Except as expressly limited by provisions of California law pertaining to dissenters' rights, holders of dissenting shares continue to have all of the rights and privileges incident to their shares until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw the demand for payment of the fair market value of dissenting shares unless WorldxChange consents to the request for withdrawal.



     FAILURE TO FOLLOW THE STEPS REQUIRED BY CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS (IN WHICH EVENT A SHAREHOLDER WILL BE ENTITLED TO RECEIVE THE APPLICABLE MERGER CONSIDERATION IN EXCHANGE FOR THOSE DISSENTING SHARES IN ACCORDANCE WITH THE WORLDXCHANGE MERGER AGREEMENT). BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF CHAPTER 13, WORLDXCHANGE SHAREHOLDERS WHO ARE CONSIDERING OBJECTING TO THE WORLDXCHANGE MERGER SHOULD CONSULT THEIR OWN LEGAL ADVISORS.


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


INTERESTS OF WORLDXCHANGE'S DIRECTORS, OFFICERS AND SHAREHOLDERS IN THE WORLDXCHANGE MERGER



     Certain WorldxChange officers, directors and shareholders have interests in the merger that are different from or in addition to those of the other shareholders of WorldxChange, as follows:



     - World Access is obligated under the WorldxChange merger agreement to cause Walter Anderson, WorldxChange's Chairman of the board, or another person designated by Mr. Anderson, to be elected to the World Access board.



     - In the WorldxChange merger, the WorldxChange shares beneficially owned by WorldxChange executive officers (including common stock issuable upon conversion of the preferred stock owned beneficially by directors Walter Anderson and Tom Cirrito) and directors as of August 1, 2000 will be converted into a total of 25,144,433 shares of World Access with a total value of approximately $226,299,897, assuming a per share value of the World Access common stock of $9.00. In addition, these officers and directors held options and warrants that were exercisable within 60 days of August 1, 2000 to purchase a total of 828,950 shares of WorldxChange common stock at exercise prices ranging between $.67 and $11.00. To the extent these options are not exercised before the merger, these options will carry over and be exercisable for World Access common stock, with the exercise price and number of shares applicable to each option adjusted based on the exchange ratio.



     - Roger Abbott, WorldxChange's Chief Executive Officer and a director, and Edward Soren, WorldxChange's Executive Vice President and a director, have agreed with World Access not to sell shares of World Access common stock received by them in the WorldxChange merger for a period of six months after the WorldxChange merger is completed. However, World Access has agreed to permit Roger Abbott to sell up to $30 million worth of the World Access shares he receives in the WorldxChange merger beginning immediately after the WorldxChange merger is completed. In addition, World Access has agreed to allow Mr. Soren to sell up to 750,000 of the World Access shares received by him in the merger beginning immediately after the WorldxChange merger is completed.



     - Under Mr. Abbott's employment agreement with WorldxChange, if Mr. Abbott's employment with WorldxChange is terminated other than for cause, death or disability following the completion of the WorldxChange merger, Mr. Abbott will be entitled all earned but unpaid salary and bonus through the date of termination, plus a lump sum cash payment equal to $50,000 times the number of months then remaining until July 31, 2002, plus the cost for Mr. Abbott to maintain through July 31, 2002 the insurance and other benefits enjoyed by Mr. Abbott at the time of his termination.



     - Under his employment agreement with WorldxChange, Patrick Aelvoet, WorldxChange's Chief Financial Officer, will be entitled to a $25,000 bonus upon completion of the WorldxChange merger. He is also entitled to a $50,000 severance payment if, after the WorldxChange merger, his employment with WorldxChange is terminated without cause and without at least 90 days' advance notice. In addition, if Mr. Aelvoet's employment with WorldxChange is involuntarily terminated within 12 months after the WorldxChange merger, all of his unvested options to purchase World Access common stock will become immediately fully vested and remain so until the earlier of one year following such termination or ten years from the applicable grant date. Mr. Aelvoet has options to purchase a total of 150,000 shares of WorldxChange common stock at exercise prices ranging from $9.00 to $11.00 per share. As of August 1, 2000, 56,250 of these options were vested and 93,750 options were unvested. Unless their vesting is accelerated as described above, these unvested options will vest at varying rates each calendar quarter.



     - Under his employment agreement with WorldxChange, if the employment of Eric Lipoff, WorldxChange's Vice President and General Counsel, is involuntarily terminated following the WorldxChange merger, he will be entitled to receive all earned but unpaid salary and bonuses through the date of such termination, plus a lump sum cash payment equal to $16,666 times the number of months then remaining until December 31, 2002, plus the cost for Mr. Lipoff to maintain through December 31, 2002 the health insurance and other benefits in effect at the time of such termination. In addition, if Mr. Lipoff's employment is terminated without cause after the WorldxChange merger and on or prior to December 31, 2002, all of Mr. Lipoff's currently unvested options to purchase a total of 150,000 shares of WorldxChange common stock at $10.00 per share, would become immediately fully vested.



     - WorldxChange directors Sen. Paul Laxalt and Dann Angeloff each have options to purchase 57,500 shares of WorldxChange common stock at $10.00 per share. As of August 1, 2000, a total of 52,292 of these options were vested. Following the WorldxChange merger, all of these unvested options will immediately fully vest and remain exercisable for one year following the completion of the merger.


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


                     PRINCIPAL SHAREHOLDERS OF WORLDXCHANGE



     The following table sets forth certain information regarding beneficial ownership of WorldxChange's common stock as of August 1, 2000 by the following:



     - each person who is known by WorldxChange to own beneficially 5% or more of the outstanding shares of WorldxChange's common stock;



     - each of WorldxChange's directors;



     - each of WorldxChange's Chief Executive Officer and its next four most highly compensated executive officers whose total compensation for fiscal 1999 was at least $100,000; and



     - all of WorldxChange's directors and executive officers as a group.



     Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of WorldxChange's common stock shown as beneficially owned by them, subject to community property laws where applicable, and are located at WorldxChange's principal offices at 9999 Willow Creek Road, San Diego, California 92131.



     Shares of common stock subject to options or warrants exercisable, or securities convertible, within 60 days of August 1, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options, warrants or securities, but are not deemed outstanding for computing the percentage ownership of any other person.



                                                                 TOTAL SHARES       PERCENTAGE
NAME                                                          BENEFICIALLY OWNED      OWNED
----                                                          ------------------    ----------
Roger B. Abbott(2)(3).......................................      14,984,087           35.2%
Edward S. Soren(3)..........................................       7,311,812           17.2
Walter Anderson(4)..........................................      11,799,750           25.9
Tom Cirrito(5)..............................................       5,222,561           12.3
Eric G. Lipoff(6)...........................................         277,820              *
Christopher Bantoft(7)......................................         200,000              *
Patrick M. Aelvoet(7).......................................          64,063              *
Dann V. Angeloff(7).........................................          54,375              *
Paul Laxalt(7)..............................................          54,375              *
All directors and executive officers as a group (10
  persons)(2)(3)(4)(5)(6)(7)................................      39,027,043           84.5


---------------
*   Less than 1%.


(1) Percentage calculation is based upon 42,613,954 shares outstanding.



(2) All shares, other than (i) 1,000,000 shares as to which Mr. Abbott, WorldxChange's Chief Executive Officer and a director, has sole voting power pursuant to a voting trust agreement with Mr. Soren (see note 3 below), (ii) 81,176 shares that are held directly by Mr. Abbott, and (iii) 81,176 shares that are held directly by Mr. Abbott's spouse, Rosalind Abbott, are jointly held by Mr. Abbott and Ms. Abbott as community property.


(3) Includes 1,000,000 shares of common stock as to which Mr. Abbott has sole voting power and Mr. Soren has sole investment power pursuant to the terms of a voting trust agreement between Mr. Abbott and Mr. Soren.


(4) The record owner of these shares is Gold & Appel Transfer, S.A. Includes 170,000 shares issuable upon the exercise of a warrant held by Gold & Appel Transfer, S.A. Under a power of attorney from Gold & Appel Transfer, S.A., Mr. Anderson, the Chairman of the board of WorldxChange, has sole investment power over these shares and as a result may be deemed to be the beneficial owner of such shares. Mr. Anderson, however, disclaims beneficial ownership of these shares. Also includes a total of 6,893,937 shares of common stock issuable upon conversion of the WorldxChange Series A

    Convertible Preferred Stock and WorldxChange Series B Convertible Preferred Stock held by Gold & Appel Transfer, S.A. The address for each of Walter Anderson and Gold & Appel Transfer, S.A. is c/o Gold & Appel Transfer, S.A., Omar Hodge Building, Wickhams Cay, Road Town, Tortula, British Virgin Islands.



(5) All of these shares are owned of record by Atocha, L.P., of which Tom Cirrito, a WorldxChange director, is a general partner. As a result, Mr. Cirrito may be deemed to have beneficial ownership of these shares. The address for each of Tom Cirrito and Atocha, L.P. is c/o Atocha, L.P., 6429 Georgetown Pike, McLean, Virginia 22101. Also includes a total of 1,388,889 shares of common stock issuable upon conversion of the WorldxChange Series B Convertible Preferred Stock held by Atocha.



(6) Includes a total of 250,000 shares issuable pursuant to options that were exercisable as of June 30, 2000 or within 60 days of such date.



(7) Represents shares issuable pursuant to options that were exercisable as of June 30, 2000, or within 60 days of that date. Mr. Bantoft resigned from WorldxChange as of May 31, 2000.



                DESCRIPTION OF THE WORLDXCHANGE MERGER AGREEMENT



     World Access and WorldxChange entered into the original WorldxChange merger agreement on February 11, 2000. On May 23, 2000, the parties amended the original WorldxChange merger agreement to delete the provisions therein relating to the possible payment by World Access to the WorldxChange shareholders of contingent shares after the completion of the WorldxChange merger and to make the necessary conforming changes. On August 1, 2000, World Access and WorldxChange again amended the WorldxChange merger agreement to reflect the fact that the parties entered into a management services agreement. The original WorldxChange merger agreement, as amended, is referred to in this joint proxy statement/prospectus as the WorldxChange merger agreement. This is only a summary of the WorldxChange merger agreement and may not contain all of the information that is important to you. World Access and WorldxChange urge you to read the WorldxChange merger agreement carefully and in its entirety.



DESCRIPTION OF THE WORLDXCHANGE MERGER CONSIDERATION



     After the completion of the WorldxChange merger, WorldxChange will be a wholly-owned subsidiary of World Access and each outstanding share of WorldxChange common stock held by WorldxChange or a subsidiary of WorldxChange will be cancelled and will no longer be outstanding. Each share of WorldxChange common stock not held by WorldxChange or a subsidiary of WorldxChange will be converted into the right to receive 0.6583 shares of World Access common stock. No fractional shares will be issued. Instead, WorldxChange shareholders will receive cash based on the market price of World Access common stock.



REPRESENTATIONS AND WARRANTIES CONTAINED IN THE WORLDXCHANGE MERGER AGREEMENT



     World Access and WorldxChange each made representations and warranties in the WorldxChange merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the WorldxChange merger, including:



     - corporate existence, organization, standing, authority and capitalization



     - financial statements;



     - compliance with applicable laws and required licenses and permits;



     - absence of conflicts between each party's obligations under the WorldxChange merger agreement and its charter, bylaws, and material contracts, and applicable law;

     - absence of pending or threatened suits, actions or other proceedings not already disclosed in the WorldxChange merger agreement;



     - the filing of tax returns and payment of taxes;



     - consents and regulatory approvals required to complete the WorldxChange merger; and



     - required approvals by the respective boards of directors and stockholders.



WORLDXCHANGE'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE WORLDXCHANGE MERGER



     WorldxChange has agreed that until the completion of the WorldxChange merger, it will conduct its business in the ordinary course and substantially in accordance with past practice.



     WorldxChange also agreed that until the completion of the WorldxChange merger, it would conduct business in compliance with specific restrictions relating to:



     - the issuance, redemption, reclassification, combination or split of any of its capital stock;


     - employees and employee benefits and remuneration;


     - the issuance of dividends or other distributions on its capital stock;



     - the modification of its certificate of incorporation or bylaws;


     - the acquisition of assets or other entities;


     - the sale of assets;



     - the incurrence of new indebtedness;


     - capital expenditures and other investments;


     - entering into contracts that would restrict World Access from engaging in business in certain geographic areas after the completion of the WorldxChange merger;



     - changing its accounting policies and procedures; and


     - the settlement of litigation.


NO OTHER NEGOTIATIONS INVOLVING WORLDXCHANGE



     Until the WorldxChange merger is completed, WorldxChange has agreed that it will not permit any of its agents and representatives to, directly or indirectly take any of the following actions without World Access' written consent:



     - solicit any inquiries regarding an acquisition proposal;



     - participate in any discussions or negotiations regarding an acquisition proposal; or



     - disclose any confidential information with respect to an acquisition proposal.



     WorldxChange also agreed that it would cause its agents and representatives to, immediately discontinue any discussions or negotiations regarding an acquisition proposal in effect on February 11, 2000.



TREATMENT OF WORLDXCHANGE STOCK OPTIONS AND WARRANTS



     After completion of the WorldxChange merger, each outstanding WorldxChange stock option or warrant will be automatically converted into an option to purchase the number of shares of World Access common stock as is equal to the number of shares of WorldxChange common stock covered under the WorldxChange stock option or warrant multiplied by 0.6583 at a per share price equal to the exercise price of the WorldxChange option or warrant divided by 0.6583. Each newly issued World Access stock option will contain terms substantially similar to the terms of the original STAR stock option or warrant.

BOARD OF DIRECTORS AND OFFICERS OF WORLD ACCESS


     World Access and WorldxChange agreed that, immediately following the completion of the WorldxChange merger, World Access will elect a WorldxChange designee to the World Access board of directors. The WorldxChange designee will be Walter Anderson, or a person designated by Gold & Appel Transfer S.A. and acceptable to World Access. Gold & Appel S.A. is a shareholder of WorldxChange.



CONDITIONS TO COMPLETION OF THE WORLDXCHANGE MERGER



     Each party's obligations to complete the WorldxChange merger is subject to the satisfaction or waiver of each of the following material conditions:



     - the WorldxChange merger agreement and the WorldxChange merger must be approved by the required vote of the stockholders of World Access and WorldxChange;



     - this joint proxy statement/prospectus must have been declared effective by the Securities and Exchange Commission, and must not be subject to a stop order suspending the effectiveness of this joint proxy statement/prospectus; and



     - World Access and WorldxChange must have entered into an escrow agreement governing the terms and conditions of the holding and release of the shares of World Access common stock issued in the WorldxChange merger.



     - each of the representations and warranties of the other party must be true and correct as of February 11, 2000 and as of the date the WorldxChange merger is completed except where any failure to be true and correct results from any act of World Access performed under the management services agreement between World Access and WorldxChange or would not have a material adverse effect on the other party;



     - each party must perform or comply with its agreements and covenants required by the WorldxChange merger agreement, except that WorldxChange will be deemed to have satisfied this condition even if it has not performed or complied with its agreements and covenants if the failure to do so is due to WorldxChange's performance of its obligations under the management services agreement between World Access and WorldxChange; and



     - each party must obtain all consents and approvals required by the WorldxChange merger, except where the failure to obtain any such consent or approval would not have a material adverse effect on the other party or if such failure results from acts performed by World Access under the management services agreement between World Access and WorldxChange;



     Additionally, World Access' obligations to complete the WorldxChange merger are subject to the satisfaction or waiver of the following conditions before completion of the WorldxChange merger:



     - WorldxChange must have complied with all procedures and requirements applicable to it under the dissenters' rights chapter of the California General Corporation Law, the period for exercising dissenters' rights under the California General Corporation Law must have expired and fewer than 1% of the shares of WorldxChange capital stock shall have exercised dissenters' rights with respect to the WorldxChange merger; and



     - all shares of WorldxChange preferred stock shall have been voted in favor of the WorldxChange merger agreement, and such shares shall have been deemed converted into not more than 8,282,829 shares of WorldxChange common stock.


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TERMINATION OF THE WORLDXCHANGE MERGER AGREEMENT



     The WorldxChange merger agreement may be terminated at any time prior to completion of the WorldxChange merger by either party for any of the following reasons:



     - by mutual written consent;



     - if the other party fails to comply in any material respects with any of its covenants or agreements in the WorldxChange merger agreement and fails to cure the failure within 30 days after receipt of notice of breach. However, the non-breaching party may not terminate the WorldxChange merger agreement if the breaching party is using reasonable efforts to cure the breach, and World Access may not terminate the WorldxChange merger agreement if WorldxChange's breach is because of acts of World Access performed under the management services agreement between World Access and WorldxChange;



     - if the other party has breached any of its representations or warranties, which breach has not been cured within 30 days after receipt of written notice of the breach. However, the non-breaching party may not terminate the WorldxChange merger agreement as long as the breaching party is using reasonable efforts to cure the breach, and World Access may not terminate the WorldxChange merger agreement if WorldxChange's breach is because of acts of World Access performed under the management services agreement between World Access and WorldxChange;



     - if the WorldxChange merger is not completed before December 31, 2000, except that the right to terminate the WorldxChange merger agreement is not available to the party whose action or failure to act has been the cause of or resulted in the failure of the WorldxChange merger to occur on or before December 31, 2000; or



     - if the WorldxChange merger agreement fails to receive the requisite vote for approval by the stockholders of World Access or WorldxChange, in each case upon the taking of such vote.



EXTENSION, WAIVER AND AMENDMENT OF THE WORLDXCHANGE MERGER AGREEMENT



     The WorldxChange merger agreement may be amended by World Access and WorldxChange at any time before completion of the WorldxChange merger. However, following stockholder approval, no amendment may be made that requires further approval by the stockholders. World Access and WorldxChange may extend the time for the performance of any of the obligations or other acts of the other party under the WorldxChange merger agreement, waive any inaccuracies of the other party's representations and warranties and waive compliance with any of the agreements or conditions of the other party contained in the WorldxChange merger agreement.


POST-CLOSING INDEMNIFICATION


     After the completion of the WorldxChange merger, World Access will be entitled to indemnification from and against any and all losses incurred by World Access, its successors or assigns, and their respective officers, employees, consultants and agents as a result of any of the following:



     - a breach of any representation or warranty of WorldxChange in the WorldxChange merger agreement;



     - a breach of any representation or warranty of WorldxChange in the certificate to be provided by WorldxChange at the closing with respect to the truth, accuracy and fulfillment of representations, warranties and covenants of WorldxChange;



     - a breach prior to the completion of the WorldxChange merger of any covenant or agreement of WorldxChange contained in the WorldxChange merger agreement; or



     - the imposition of the suspended $17.6 million dollar fine, or other monetary penalty, imposed in connection with or related to a matter involving WorldxChange before the California Public Utilities Commission. However, World Access will only be entitled to indemnification if the

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       imposition arises out of wrongful acts or omissions of WorldxChange which occur after the effective date of the order related to such matter and before the completion of the WorldxChange merger.



     WorldxChange will not have to indemnify World Access for losses incurred because of acts of World Access performed under the management services agreement between World Access and WorldxChange. All claims for indemnification must be asserted no later than one year following the completion of the WorldxChange merger. No claim may be made, except in limited circumstances, until the amount of each loss in excess of $150,000 exceeds $3.0 million in the aggregate, at which time World Access may claim indemnification for the amount of losses, in each case net of $150,000, in excess of $3.0 million.



     Upon approval of the WorldxChange merger agreement and the transactions contemplated by the WorldxChange merger agreement by the WorldxChange shareholders, Edward S. Soren, a shareholder of WorldxChange, will serve as the attorney-in-fact and agent of the WorldxChange shareholders with authority to take any actions permitted to be taken by the WorldxChange shareholders under the WorldxChange merger agreement and the escrow agreement, including those related to indemnification.



           WORLDXCHANGE SERVICES, VOTING AND PARTICIPATION AGREEMENTS



     This section of the joint proxy statement/prospectus describes agreements related to the WorldxChange merger agreement, including the World Access stockholders' voting and stock transfer restriction agreement, the WorldxChange shareholders' voting and stock transfer restriction agreements, the escrow agreement, the World Access -- WorldxChange services agreement and the Foothill Capital Corporation participation agreement. While World Access and WorldxChange believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you.


WORLD ACCESS VOTING AGREEMENT


     On February 11, 2000, WorldxChange and certain World Access stockholders, including Armstrong International Telecommunications, Inc., WorldCom Network Services, Inc., The 1818 Fund III, L.P., John D. Phillips, Walter J. Burmeister,
W. Tod Chmar Geocapital V, L.P., Geocapital Advisors, L.P., Geocapital Investors V, L.P., Gilbert Global Equity Partners, L.P., Gilbert Global Equity Partners (Bermuda), L.P. and Resurgens Partners, LLC, entered into a voting and stock transfer restriction agreement, pursuant to which each World Access stockholder agreed to vote all of its shares of World Access capital stock (whether owned beneficially or of record), as well as any other shares of World Access capital stock such World Access stockholder acquires prior to the completion of the WorldxChange merger, in favor of the WorldxChange merger and the adoption and approval of the WorldxChange merger agreement. Each World Access stockholder also agreed to vote against any action or agreement that would result in a material breach of any covenant, representation or warranty of World Access contained in the WorldxChange merger agreement. Further, each World Access stockholder agreed not to (except in limited circumstances) sell, hypothecate, transfer, pledge, encumber, assign or otherwise dispose of any of its shares of World Access capital stock prior to the termination of the voting and stock transfer restriction agreement. The voting and stock transfer restriction agreement terminates upon the first to occur of:



     - the termination of the WorldxChange merger agreement in accordance with the termination provisions of the WorldxChange merger agreement,



     - the completion of the WorldxChange merger and



     - October 31, 2000.



     As of the World Access record date, the World Access stockholders that entered into the voting and stock transfer restriction agreement owned shares of World Access capital stock representing approximately 50% of the voting stock of World Access voting together as a single class.


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WORLDXCHANGE VOTING AGREEMENTS



     World Access has entered into separate voting and stock transfer restriction agreements with the following WorldxChange shareholders: Tom Cirrito; Roger B. Abbott and Rosalind Abbott, whose shares of WorldxChange capital stock are owned jointly; Walter Anderson; and Edward S. Soren. Each voting and stock transfer restriction agreement is substantially similar and contains the following provisions:



     - each WorldxChange shareholder must vote all of its shares of WorldxChange capital stock (whether owned beneficially or of record), as well as any other shares of WorldxChange capital stock acquired prior to the completion of the WorldxChange merger, in favor of the WorldxChange merger and the adoption and approval of the WorldxChange merger agreement;



     - each WorldxChange shareholder must vote against any action or agreement that would result in a material breach of any covenant, representation or warranty of WorldxChange contained in the WorldxChange merger agreement;



     - subject to certain exceptions designed to ensure that the same number of shares of WorldxChange capital stock remain subject to the restrictions and obligations set forth in the voting and stock transfer restriction agreements, no WorldxChange shareholder may:



        - sell, transfer, or otherwise dispose of any shares of WorldxChange capital stock or options to acquire shares,



        - trade or take any position, hedge or otherwise, with respect to shares of WorldxChange capital stock or options to acquire such shares,



        - enter into any voting arrangement with respect to shares of WorldxChange capital stock or options to acquire such shares or



        - take any action that would make any of such WorldxChange shareholder's representations or warranties untrue to a material extent or have the effect of preventing or materially impeding such WorldxChange shareholder from performing any of its obligations;



     - except for Edward S. Soren, Roger B. Abbott and Rosalind Abbott (as described below), until six months following the completion of the WorldxChange merger, no WorldxChange shareholder may (i) Transfer or enter into any contract or understanding with respect to the Transfer of any of the shares of World Access common stock to be received by such shareholder in the WorldxChange merger or (ii) trade or take any position, hedge or otherwise, with respect to the shares of World Access common stock received by such shareholder in the WorldxChange merger; and



     - each voting and stock transfer restriction agreement terminates upon the first to occur of (i) the termination of the WorldxChange merger agreement in accordance with its termination provisions



     Because the above-referenced shareholders hold a significant number of WorldxChange stock, there is a greater likelihood that the WorldxChange merger will be approved. The WorldxChange voting agreements represent approximately an
aggregate of           WorldxChange capital stock, which is approximately      %
of the voting stock of WorldxChange.



EXECUTIVE MANAGEMENT SERVICES AGREEMENT WITH WORLDXCHANGE



     World Access has entered into an Executive Management Services Agreement with WorldxChange under which World Access will manage the operations and business affairs of WorldxChange as if World Access and WorldxChange had already completed the WorldxChange merger. The agreement calls for World Access to serve as the exclusive agent for WorldxChange to provide all management services required for the operation and management of WorldxChange. World Access has the authority, to the fullest extent permitted by law, to take all actions and make all decisions on behalf of WorldxChange in the operation and management of WorldxChange's day to day business affairs. World Access may contract with third parties to perform the management services. WorldxChange will reimburse World Access, on a monthly basis, for all expenses incurred by World Access on behalf of WorldxChange. WorldxChange is

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obligated to provide and furnish World Access with any reasonable assistance and/or information necessary for World Access to perform the services under the agreement. The agreement will terminate on the first to occur of the following:



     - the parties terminate the WorldxChange merger agreement;



     - the completion of the WorldxChange merger;



     - World Access gives WorldxChange 15 days notice or WorldxChange materially breaches the services agreement; or



     - World Access materially breaches the services agreement.



FOOTHILL CAPITAL CORPORATION PARTICIPATION AGREEMENT



     On February 11, 2000, World Access entered into a participation agreement with Foothill Capital Corporation under which WorldxChange can borrow money. A participation agreement is an agreement that establishes the terms under which an additional lender, referred to as a participant and in this case World Access, provides a portion of the funds to be borrowed under a loan arrangement to a lead lender. In this participation agreement, Foothill is the lead lender and will act as agent for World Access in dispersing the funds and in administering and collecting the loan. The Foothill participation agreement provides for World Access to provide up to $45.0 million to be advanced by Foothill to WorldxChange and certain of its subsidiaries. The terms of the loan are governed by the terms of an existing loan arrangement between Foothill and WorldxChange. The Foothill loan to WorldxChange is structured as a term loan which bears interest at a rate of 11% per annum and matures on February 11, 2001. The Foothill loan to WorldxChange is subject to extension by World Access up to October 1, 2003. Both the term loan and the existing indebtedness to Foothill under the loan arrangement will be secured by a security interest in all personal property of WorldxChange. The participation interest of World Access in the term loan is a last-out participation, which means that at any time after an acceleration by Foothill of the maturity of the obligations under the loan arrangement, or the failure of WorldxChange to repay such obligations in full upon the obligations stated maturity, all amounts collected or received by Foothill will be applied first to the repayment of all principal, interest and costs owing to Foothill, and then, to repayment of amounts owing to World Access.


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                       INFORMATION REGARDING WORLDXCHANGE



     WorldxChange is a global telecommunications company that specializes in providing high-quality, low-cost domestic and international telecommunications services. WorldxChange has established operations in North America, Europe and the Pacific Rim. WorldxChange's global facilities include 43 switches located in major metropolitan areas in 10 countries. Switches are devices that direct calls and record billing information. WorldxChange connects its switches with a network of owned and leased undersea and land-based cables.



     WorldxChange's services currently include international and domestic long distance telephone service, pre-paid calling card services, operator services, and Internet access. WorldxChange markets these services through direct mail, independent agents, direct sales and media advertising. WorldxChange currently serves customers in the United States, Australia, Belgium, Canada, France, Germany, Guatemala, The Netherlands, New Zealand and the United Kingdom.



SERVICES



     WorldxChange provides a variety of retail telecommunication and information services to residential and commercial customers, including international and domestic long distance telephone service and pre-paid calling card services, operator services and Internet access. WorldxChange also provides wholesale and resale services to carrier customers.



  Retail services



     WorldxChange offers international and domestic long distance telephone service and pre-paid calling card services in all of its primary geographic markets, including the United States, Australia, Belgium, Canada, France, Germany, The Netherlands, New Zealand and the United Kingdom. In addition, WorldxChange offers Internet access service in the United States, The Netherlands, New Zealand, and the United Kingdom. Each of these services is described in more detail below.



     International and domestic long distance telephone service. International and domestic long distance telephone service is accessed from a customer's billing location, such as the home or office. In North America, Germany, Australia and New Zealand, customers who have subscribed to WorldxChange's service may access the WorldxChange network by dialing a prefix. U.S. customers who have subscribed to WorldxChange's service may use the service by dialing "1+," and U.S. customers who have not subscribed must dial a seven-digit code. Most of WorldxChange's U.S. residential customers use the seven-digit access code. WorldxChange's international and domestic long distance telephone service generally enables customers to call to any destination.



     Calling card services. WorldxChange sells pre-paid calling card services in most of the countries in which it operates. In these countries, customers access WorldxChange's calling card service by dialing a national toll-free number or a local access number.



     Internet access services. WorldxChange introduced its Internet access service, known as "wxc.net", in June 1999. Customers access WorldxChange's Internet service by dialing a local or toll-free number. This service is offered to residential and commercial customers for a fixed monthly price.



     Other retail services. WorldxChange also provides the other retail services described below. These services currently account for a relatively small portion of WorldxChange's revenues and are currently provided as ancillary offerings.



     - Toll-free service. WorldxChange provides domestic toll-free service to customers in most of the countries in which it operates. Toll-free customers in the United States also may obtain an enhanced feature known as "follow me" service, under which toll-free calls are automatically forwarded to alternate numbers until answered.



     - Directory assistance. WorldxChange provides its U.S. and Canadian long distance customers with nationwide directory assistance service 24 hours a day.

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     - Dedicated access service.  This service provides customers with a dedicated, leased transmission line that connects the customer's business directly to our network. This service is marketed to high-volume customers in the United States, Germany and the United Kingdom and can be used for voice, data, video and Internet access.



     - Operator services. In the United States, WorldxChange offers 24-hour operator service to customers that have pre-selected the WorldxChange service. In addition, alternative operator services are offered, predominately for U.S. bound calls originating from countries outside the United States.



  Wholesale services



     Carrier services. WorldxChange sells long distance transmission capacity to carriers through a direct sales force in the United States, Australia, Canada, New Zealand and the United Kingdom. These customers, which include some of the largest carriers in the world, may purchase capacity to carry traffic where they do not have their own routes, where they require additional or reserve capacity, or where WorldxChange is able to provide more favorable pricing. These carrier customers use WorldxChange transmission capacity to provide service to their customers.



     Other wholesale services. WorldxChange sells transmission capacity to customers that offer their own branded products and services such as private label calling cards. In addition, WorldxChange also sells transmission capacity to resellers for subsequent sale of long distance services to their customers.



THE WORLDXCHANGE NETWORK



     As of March 1, 2000, WorldxChange's network consisted of:



     - 43 switches in ten countries;



     - long-term rights to use on-land cable capacity in the United States;



     - seven satellite earth stations at locations in the United States and abroad; and



     - an international transmission network consisting of direct ownership interests and long-term rights to use the following undersea cables:


                                   Americas-I


                                      APCN




                               Atlantic Crossing


                                    Cantat 3


                                    Canus 1


                                  Columbus II


                                    F.L.A.G.


                                Guam-Philippines




                                     HAW-5




                                    Jasuraus




                                  PacRim East


                                  Pan American


                                      PTAT




                                  Taino-Caribe




                                    Tasman 2


                                 TAT-12/TAT-13




                                     TPC-5




                                  UK-Belgium 6


                                  UK-Germany 6


                                    UK-Japan




                               UK-Netherlands 12


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     WorldxChange also has arrangements to connect with the telecommunications networks of large telecommunications carriers in each of Australia, Belgium, Canada, Chile, France, Germany, Guatemala, The Netherlands, New Zealand and the United Kingdom, as well as arrangements to connect with the networks of major carriers in the United States.



  Costs of call origination, transmission and termination



     The major components of WorldxChange's costs include the cost of origination, transmission and termination.



     Origination and termination. In general, WorldxChange pays a per-minute fee to originate and terminate calls. WorldxChange can reduce the costs of its U.S. calls by having a direct connection with the applicable local telephone companies, which allows WorldxChange to carry a larger portion of each call on its network. WorldxChange can reduce these costs outside North America by connecting with the large national carriers. In addition, these connections allow WorldxChange to provide network access through prefix code dialing and to transport calls on its network originating in a greater number of locations.



     Transmission. WorldxChange currently uses a combination of direct ownership interests in undersea cables, long-term rights to use on-land and undersea cables, leased lines and arrangements with other carriers, to manage its transmission costs. WorldxChange usually tries to acquire ownership interests in long-term rights to use undersea cables and/or that connect cities with substantial calling traffic between them. However, WorldxChange has used leased lines in regions where long-term rights of use are either too expensive or if WorldxChange believes prices for long-term rights of use will decline, or where long-term rights of use are not available. In some cases, WorldxChange uses specialized equipment to further increase the capacity of the cables on which it has long-term rights of use.



     Other. In addition to the cost of origination, transmission and termination, the other costs of the WorldxChange network relate primarily to switching and related equipment, WorldxChange's Internet access equipment and network management and related software.



  Network operations



     North America. WorldxChange monitors and maintains the North American portion of its network from a centralized network operations center in San Diego, which operates 24 hours a day.



     Overseas operations. Currently, each of the foreign WorldxChange operating subsidiaries monitors its own domestic switching and network functions. WorldxChange's San Diego network operation center monitors the intercontinental, intercountry and intracountry portions of the WorldxChange network.



     Information systems. WorldxChange's information systems provide vital operating information and statistics. These information systems are relied upon to monitor carrier traffic volumes and patterns and price schedules and are used to respond quickly to changes in these traffic volumes, patterns and prices and assist in routing calls to their destination in the least expensive manner. WorldxChange has installed a wide area network linking all its switch sites, which coordinates the use of WorldxChange's systems.



  North American network



     WorldxChange has switches in each of the 10 cities listed below that are connected with the WorldxChange network. WorldxChange expects to relocate its switch in Seattle to San Francisco by approximately September 1, 2000.



Chicago      Montreal       Vancouver
Dallas       New York City  Washington D.C.
Los Angeles  Seattle
Miami        Toronto


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     WorldxChange connects the North American portion of its network with other regions of the world through interests on the Americas-I, Atlantic Crossing, Canus 1, Columbus II, HAW-5, Taino-Caribe and TPC-5 undersea cables.



     U.S. network. Prior to March 1999, WorldxChange leased most of its on-land cables from MCI WorldCom. As those leases expired, they were converted to long-term rights of use covering the same capacity. These new arrangements also allow additional capacity to be added in the future.



     In February 1999, WorldxChange entered into a five-year lease with Level 3 Communications providing additional capacity to carry calls, which is commonly referred to as transmission capacity. This lease is convertible into a long-term right of use at the end of the lease.



  European network



     WorldxChange connects the European portion of its network with other regions of the world through interests on the Atlantic Crossing, Cantat 3, Columbus-II, F.L.A.G., PTAT, TAT-12/TAT-13, UK-Belgium 6, UK-Germany 6 and UK-Netherlands 12 undersea cables.



     ACC Acquisition. In November 1999, WorldxChange acquired the operations of ACC Corp. in France, Germany and the United Kingdom, and a switch in Italy. This acquisition expanded WorldxChange's presence in these key European markets. WorldxChange is in the process of integrating the operations and network equipment into its existing operations and network. No assurance can be given that this integration can or will be successful.



  Pacific Rim network



     WorldxChange has a total of nine switches in Australia. WorldxChange connects the Asia Pacific portion of its network with other regions of the world through interests on the APCN, Jasuraus, F.L.A.G., Guam-Philippines, PacRim East, Tasman 2, TPC-5 and US-Japan undersea cables.



  Latin America network



     WorldxChange has a switch in Guatemala City, Guatemala and Santiago, Chile. WorldxChange connects the Latin American portion of its network through an ownership interest in the Pan American undersea cable, as well as via satellite services.



  Network hardware and software



     North America. WorldxChange uses switches throughout its North American network. These switches enable WorldxChange to handle large, simultaneous call volumes, provide high quality service to customers and connect with local carriers.



     During the fourth quarter of 1998, WorldxChange experienced technical problems with a new switch that it installed in New York. The problems included the failure of the switch to record billing information for certain calls. WorldxChange worked with the vendor of the switch to fix the problems and has implemented new procedures to detect any similar problems that may arise with this switch or similar switches in the future. However, there can be no assurance that WorldxChange will not experience additional problems with its switching equipment in the future.



     Overseas operations. WorldxChange uses both switches assembled by WorldxChange and purchased from outside vendors in markets outside of North America. The switches assembled by WorldxChange are personal computer-based devices designed to route calls and provide customer service and billing functions. Shortly before WorldxChange acquired ACC Corp.'s U.K. operations, ACC introduced a new billing system in the United Kingdom that has not performed properly, resulting in delaying billing and billing inaccuracies. WorldxChange has installed its own billing system in place of the faulty ACC system in the United Kingdom. However, there can be no assurance that this replacement billing system will not also experience problems.


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     Least cost routing.  WorldxChange uses a combination of hardware and software to route a call over the most cost-efficient route available at the time the call is placed. Prices for various destinations fluctuate daily. WorldxChange uses routing software to frequently revise routing tables, including accounting for fluctuations in currency exchange rates, as the cost of certain routes changes. WorldxChange employs a group of employees based in San Diego who focus on monitoring the routing of calls and seeking to minimize transmission costs. In addition to the monitoring performed by WorldxChange's San Diego-based team, a limited amount of the monitoring is performed in each of the countries in which WorldxChange operates.



  Internet network



     WorldxChange provides Internet access from its network. Internet customers dial an access number, which connects the customer over the WorldxChange network to WorldxChange's server in Los Angeles, which ultimately connects the customer to the Internet. WorldxChange monitors its Internet network from its San Diego network operations center.



TERMINATION ARRANGEMENTS



     WorldxChange terminates calling traffic through a number of routing alternatives. These alternatives include resale arrangements, operating agreements and other termination arrangements as described below.



     Resale arrangements provide WorldxChange with multiple options to route traffic through switches in various destination countries. These arrangements generally involve terminating traffic through a third party. For example, WorldxChange does not have operations in Afghanistan. If one of its customers wishes to place a call to Afghanistan, WorldxChange can pass the call on to a third party carrier by purchasing some of the excess capacity on that carrier's network. The carrier would then terminate the call in Afghanistan either directly or through another carrier with which it has a relationship.



     During a typical month, WorldxChange may purchase capacity from more than 80 vendors. WorldxChange pays per-minute charges to use much of this capacity, which subjects WorldxChange to potential price increases. In addition, since WorldxChange generally obtains this capacity on a short-term basis, it may experience service cancellations. WorldxChange's vendor contracts provide that rates are subject to change after notice periods varying from one to 30 days. The pricing of termination services depends on such factors as the volume of call traffic and the time of day.



     The Federal Communications Commission or foreign regulatory agencies may assert that certain of WorldxChange's call termination practices do not comply with current international settlement rules and policies, such as current international simple resale rules. WorldxChange could face sanctions, including forfeitures, if the Federal Communications Commission were to find that certain of WorldxChange's termination arrangements violate Federal Communications Commission rules.



SALES AND MARKETING



     WorldxChange uses a number of marketing channels to reach customers. These channels include direct mail, independent sales agents, multilevel marketing, a direct sales force, affinity groups, the Internet and media advertising. This multi-faceted approach allows WorldxChange to customize its marketing for specific geographic markets and services.



  United States



     WorldxChange uses several channels to market its services to U.S. customers, including direct mail, its recently introduced "xPectations ML" multi-level marketing program, direct sales and other channels such as affinity programs, the Internet and media advertising. These channels are described below.



     Direct mail. WorldxChange has developed a number of different direct mail programs, each designed to appeal to a particular market segment. Direct mail is used principally to market services to residential and commercial customers who have not pre-subscribed to WorldxChange's service.

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     Multilevel marketing.  In October 1998, WorldxChange introduced its
xPectations ML marketing program in the United States. This program involves the marketing by independent representatives of WorldxChange long distance service, as well as Internet access and prepaid calling card services, to potential customers. These representatives also seek to recruit additional xPectations ML representatives who will in turn market WorldxChange services to their contacts. Program representatives earn commissions based on revenues collected by WorldxChange from new customers that they sign up, as well as based on revenues collected from customers signed up by other representatives that they recruit to the program.



     WorldxChange also uses the Internet to enhance the xPectations ML program. xPectations ML representatives can obtain their own Web site, which WorldxChange hosts. This allows representatives to use a professionally-designed Web site to market the xPectations ML program to potential customers while allowing WorldxChange to retain control over the advertising content on the site.



     Direct sales. WorldxChange employs a direct sales force in the United States. This direct sales force primarily markets WorldxChange prepaid calling cards to residential and commercial customers. They also sell excess transmission capacity to carrier and other wholesale customers. The direct sales approach is used for these services because they are more complex and usually have a longer sales cycle.



     Other channels. WorldxChange also uses affinity programs, the Internet and media advertising to market its services in the United States. Under the affinity programs, WorldxChange partners with other companies and organizations to introduce and sell WorldxChange services. WorldxChange's Internet marketing strategy includes the recent introduction of the "Virtual PIN" program under which customers are able to purchase and recharge prepaid calling cards exclusively through the WorldxChange website, which may be accessed at www.worldxchange.com.



  Europe



     WorldxChange's marketing activities vary from country to country and are based on aspects of WorldxChange's marketing programs used throughout the world. For example, WorldxChange is in the process of beginning the process of implementing the xPectations ML program in Europe, and WorldxChange has commenced direct mailing campaigns modeled after its U.S. direct mail programs.



     Marketing activities vary by the kind of service WorldxChange is selling and the kind of customer WorldxChange is targeting within a particular country. For example, in the United Kingdom, WorldxChange markets its residential long distance services through affinity programs and direct mail programs. Direct sales and independent agents are used to generate commercial long distance business in the United Kingdom, direct sales are used to generate resale and carrier and other business there, and independent agents are used to market WorldxChange's calling card services there.



     In The Netherlands WorldxChange uses direct mail, affinity programs, direct sales and independent agents to market its residential and commercial long distance services. WorldxChange also uses direct sales, independent agents and limited media advertising to market other services in The Netherlands, including its resale and carrier services.



     In Belgium, WorldxChange relies on direct mail and independent agents to market its residential long distance services and direct sales to market its long distance service to commercial customers as well as sales of excess capacity to carrier and other wholesale customers there. In addition, independent agents also market WorldxChange's long distance services to Belgian commercial customers.



     WorldxChange is in the process of establishing a sales and marketing program in France and Germany. In France, WorldxChange is promoting its residential long distance service, which currently requires customers to dial a prefix, through independent agents and direct mail. WorldxChange uses direct sales to market calling card services and direct sales and independent agents to market commercial long distance services, which require the use of a four-digit access code, in France. WorldxChange is marketing its calling card services in Germany primarily through independent agents and, to a lesser extent, through


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


affinity programs. WorldxChange also has conducted direct mailing campaigns in both France and Germany.



  The Pacific Rim



     WorldxChange's marketing strategy in Australia and New Zealand uses direct mailing, independent agents, affinity programs and media advertising to reach potential residential long distance customers. WorldxChange relies on direct sales and independent agents to market its long distance service to commercial customers and direct sales to reach calling card and carrier and other wholesale customers.



WORLDWIDE OPERATIONS



  U.S. headquarters operations



     WorldxChange's senior management directs WorldxChange's operations and those of its foreign operating subsidiaries and develops and oversees the implementation of its overall business strategy from WorldxChange's San Diego headquarters. Headquarters personnel currently perform centralized financial services for WorldxChange's foreign operating subsidiaries, including financial planning and analysis and cost control. WorldxChange's San Diego-based senior management also coordinate the acquisition of additional transmission capacity, either leased or purchased, based on the growth of traffic volumes in each market and helps arrange financing and vendor discounts on behalf of WorldxChange's foreign operating subsidiaries. In addition, headquarters personnel perform worldwide treasury functions for WorldxChange's foreign operating subsidiaries, including managing cash flows between the foreign operating subsidiaries for the transmission of traffic between them as well as the allocation of working capital.



     Headquarters personnel also manage the expansion of the WorldxChange network, which includes determining whether to acquire additional capacity for existing operations and integrating foreign operating subsidiaries into WorldxChange's network. Headquarters personnel also coordinate traffic routing over the network, which involves the programming of WorldxChange's switches to transport international calls over the route which is most likely to result in the lowest-cost transmission without sacrificing quality.



  Non-U.S. operations



     Each of WorldxChange's foreign operating subsidiaries is a limited liability company that is directly or indirectly wholly- or majority-owned by WorldxChange. WorldxChange's significant operating subsidiaries are briefly discussed below. WorldxChange has additional subsidiaries in other countries, but the operations of these subsidiaries are not significant.



  Australian operations



     WorldxChange's Australian operating subsidiary provides local service and international and domestic long distance service to residential and commercial customers and sells excess transmission capacity to other carrier customers. Calling card services are also provided. Current commercial customers in Australia include multinational corporations, large national companies, as well as small and medium-sized businesses.



  Belgian operations



     WorldxChange's Belgian operating subsidiary provides domestic and international long distance and calling card services to residential and commercial customers. It also sells excess transmission capacity to other telecommunications carriers.



  Dutch operations



     WorldxChange's Dutch operating subsidiary provides local service and domestic and international long distance service to residential and commercial customers and call shops. Commercial customers include


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


small and medium-sized businesses. This operating subsidiary also has reseller, carrier and other wholesale customers.



  French operations



     WorldxChange's French operating subsidiary provides local service, domestic and international long distance and calling card services to residential and commercial customers. It also sells excess transmission capacity to other telecommunications carriers.



  German operations



     WorldxChange's German operating subsidiary provides local service, domestic and international long distance and calling card services to residential and commercial customers. It also sells excess transmission capacity to other telecommunications carriers.



  New Zealand operations



     WorldxChange's New Zealand operating subsidiary provides domestic and international long distance services to residential and commercial customers, as well as toll-free services.



  U.K. operations



     WorldxChange's U.K. operating subsidiary provides local service and domestic and international long distance service to residential and commercial customers and other carriers in the United Kingdom, as well as calling card services. Current commercial customers include small and medium-sized businesses.



EMPLOYEES



     As of June 30, 2000, WorldxChange employed approximately 876 people, including officers, administrative and sales personnel, of which 786 were full-time employees and 90 were part-time employees.



PROPERTIES



     WorldxChange's principal offices are located at 9999 Willow Creek Road, San Diego, California, where WorldxChange occupies approximately 36,100 square feet under a lease that expires on August 31, 2002.



     WorldxChange also maintains a 24,300 square-foot office at 9775 Businesspark Avenue, San Diego, California, which houses WorldxChange's human resources, technical and certain other corporate functions. This lease expires on July 31, 2002.



     WorldxChange leases all of the facilities in which its switches are installed. These leases are generally multi-year leases. In addition, our foreign operating subsidiaries lease facilities for their respective corporate offices and switch sites.



LEGAL PROCEEDINGS



     In May 1997, the California Public Utilities Commission issued an order revoking WorldxChange's authority to provide intrastate calling service in California and imposing certain other fines and penalties, including, among other things, a $19.6 million fine, against WorldxChange based on the California Public Utilities Commission's finding that WorldxChange had violated California laws and regulations requiring WorldxChange to obtain prior consumer authorization before switching consumers' long distance carriers. WorldxChange has paid $2.0 million of the $19.6 million fine, with the balance suspended so long as WorldxChange is not found to have committed any future violations of statutes or California Public Utilities Commission directives. Under the California Public Utilities Commission's order, the sanctions and fines are binding on any successor to WorldxChange, unless the California Public Utilities Commission orders otherwise. WorldxChange has implemented a number of policies and procedures


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


designed to help reduce the likelihood of future allegations of the kind leading to the California Public Utilities Commission's order. However, there can be no assurance that additional allegations of wrongdoing will not be brought against WorldxChange in the future or that, if such allegations are made, that they would not result in substantial expense and/or liability to WorldxChange. For example, if such allegations were to be made in California and WorldxChange were found to have violated statutes or any California Public Utilities Commission directives, WorldxChange would be subject to paying the $17.6 million portion of the California Public Utilities Commission fine that is currently suspended, as well as potentially other fines and penalties, which could be substantial. If WorldxChange were required to pay the suspended portion of the California Public Utilities Commission fine and/or any such additional fines or penalties, WorldxChange's business would be harmed. In September 1995, the California Attorney General notified WorldxChange that it was investigating alleged violations by WorldxChange of certain consumer protection laws. WorldxChange commenced negotiations for a settlement with the California Attorney General, but these negotiations were terminated in 1997 in connection with the California Public Utilities Commission proceedings described above without any settlement agreement. It is possible that the California Attorney General could reopen its investigation of WorldxChange or commence a lawsuit against WorldxChange based on the same or new or additional allegations of wrongdoing by WorldxChange. If such investigation were to be reopened or such lawsuit were to be commenced, WorldxChange would be forced to respond and defend itself, which could result in significant expense and diversion of WorldxChange's management's time and resources. In addition, WorldxChange could incur significant liability pursuant to a settlement or adverse judicial ruling in connection with any such proceedings.



     WorldxChange was also notified in September 1995 by the attorneys general of five other states that they were investigating alleged violations by WorldxChange of certain consumer protection laws. WorldxChange settled these allegations by paying an aggregate amount of $475,000 and, without admitting liability, consenting to civil injunctions.



     WorldxChange is a party, from time to time, to certain legal and administrative proceedings, claims and inquiries that arise in the ordinary course of its business, as well as to certain other litigation, some of which proceedings, claims and inquiries involve claims for substantial amounts of damages. Although the ultimate outcome of these proceedings, claims and inquiries is uncertain, WorldxChange does not believe that any of these proceedings, claims or inquiries will materially harm WorldxChange's business.


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


              WORLDXCHANGE MANAGEMENT'S DISCUSSION AND ANALYSIS OF


                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     The following discussion should be read in conjunction with WorldxChange's financial statements, the notes thereto and the other financial data included elsewhere in this joint proxy statement/prospectus.



OVERVIEW



  General



     WorldxChange is a global telecommunications company that specializes in providing high-quality, low-cost domestic and international telecommunications services. WorldxChange has established operations in North America, Europe and the Pacific Rim. WorldxChange's global facilities include switches located in major metropolitan areas in ten countries.



  Revenues



     WorldxChange obtains its revenues from providing international and domestic telecommunication services to retail and wholesale customers. WorldxChange's retail revenues are derived from usage generated by residential and commercial customers. WorldxChange's wholesale revenues are composed of revenues generated from sales to other U.S. and foreign telecommunications carriers and resellers.



     Revenues are derived mainly from the number of minutes (or fractions thereof) used by WorldxChange's customers and billed by WorldxChange and are recognized upon completion of the calls, as well as, to a lesser extent, from certain recurring monthly fees that we recognized when services are provided. Prices for long distance calls have decreased substantially in many of the markets that WorldxChange serves due to increased competition and to cost reductions associated with technological advancements. As a consequence, WorldxChange has experienced and expects to continue to experience declining revenues per minute in these markets.



     WorldxChange's revenues have increased from $331.7 million in fiscal 1997 to $421.6 million in fiscal 1999. WorldxChange's total retail revenues have grown from $139.7 million in fiscal 1997 to $212.0 million in fiscal 1999. WorldxChange's foreign retail revenues have increased from $28.1 million in fiscal 1997 to $69.4 million in fiscal 1999. WorldxChange has achieved its retail growth primarily through the use of direct mail marketing campaigns in Europe, the U.S. and Australia, as well as through agent sales.



     The following table reflects percentages of total revenue from WorldxChange's North American and non-North American operations and by type of customer for fiscal 1997, 1998, and 1999 and the six months ended March 31, 1999 and 2000:



                                                                             SIX MONTHS
                                                         YEAR ENDED            ENDED
                                                       SEPTEMBER 30,         MARCH 31,
                                                    --------------------    ------------
                                                    1997    1998    1999    1999    2000
                                                    ----    ----    ----    ----    ----
Retail:
  North America...................................   34%     31%     34%     29%     30%
  Outside North America...........................    8      17      16      19      28
                                                    ---     ---     ---     ---     ---
     Total Retail.................................   42      48      50      48      58
Carrier:
  North America...................................   46      40      41      41      28
  Outside North America...........................    3       2       3       4      12
                                                    ---     ---     ---     ---     ---
     Total Carrier................................   49      42      44      45      40
Operator Services.................................    9      10       6       7       2
                                                    ---     ---     ---     ---     ---
     Total Revenues...............................  100%    100%    100%    100%    100%
                                                    ===     ===     ===     ===     ===

     In November 1999, WorldxChange purchased the European operations of ACC Corp, which is referred to in this discussion as ACC Europe. The acquisition of ACC Europe has been accounted for using the purchase method of accounting. Accordingly, the results of ACC Europe's operations have been included from the date of acquisition, November 4, 1999. The increase in revenues outside North America during the six months ended March 31, 2000 has been primarily attributable to this purchase.



  Cost of services



     Cost of services is WorldxChange's largest expense and consists of both variable and fixed costs. Variable costs include costs associated with the origination and termination of calls. Virtually all calls WorldxChange carries must be originated and terminated by a local carrier. Variable costs also include the cost of transmitting calls using the long distance facilities of other carriers, which WorldxChange uses if it cannot carry the traffic over its own network. These local and long distance carriers charge on a per minute basis. WorldxChange's fixed costs consist of leased point-to-point cable capacity, which typically requires fixed monthly payments regardless of usage. Because the cost of leased lines is fixed, transmitting a greater portion of WorldxChange's traffic over the leased lines reduces its incremental marginal transmission costs. Accordingly, once certain volume levels are reached, leased line capacity can be more cost-effective than capacity acquired from other long distance carriers.



     Capitalized costs associated with WorldxChange's ownership interests in cables and long-term rights of use in cables or other facilities are expensed in depreciation and amortization and are therefore not accounted for as part of cost of services. To the extent WorldxChange's expanded use of its interests in cables or long-term rights of use in cables or other facilities reduces its utilization of leased lines and the facilities of other long distance carriers, WorldxChange believes the increase in depreciation expense associated with its interests in cables or long-term rights of use in cables or other facilities will be offset by a decrease in its variable and fixed cost of services.



  Selling, general and administrative expenses



     WorldxChange's selling, general and administrative expenses consist of commissions paid to its independent agents and direct sales force, advertising and promotional costs, direct mail expenses, employee compensation, occupancy, insurance, professional fees, bad debt expense, expenses relating to customer service operations and the costs related to maintaining and supporting its systems. As WorldxChange starts operations in new markets, it incurs significant start-up costs associated with establishing a supporting infrastructure, particularly for hiring and training of personnel, leasing office space and paying various fees in conjunction with its business. As WorldxChange increases its sales and marketing efforts and commences operations in new markets, WorldxChange expects that its sales and marketing expenses will increase.



  Depreciation and amortization expenses



     Depreciation and amortization expenses consist of depreciation of all fixed assets and computer equipment, as well as amortization of the fixed costs associated with WorldxChange's:



     - owned and leased switching platforms, which have been capitalized and are being amortized over their estimated useful lives or the term of the lease, which is typically five to seven years; and



     - Interests in cables or long-term rights of use in cables or other facilities interests in international undersea and on-land fiber-optic cable systems, which are being amortized over their estimated useful lives, which is typically 20 years.

     WorldxChange expects depreciation and amortization expenses to increase significantly as a result of the amortization of the $68.2 million of goodwill and $17.0 million of customer list recorded in association with its purchase of ACC Europe. Customer list is amortized over five years and goodwill is amortized over 20 years.



  Interest expense



     Interest expense principally consists of interest payable on WorldxChange's revolving credit agreement, subordinated notes, notes payable and capital leases. As WorldxChange incurs additional indebtedness to expand its operations, it expects interest expense to increase.



  Income taxes



     As of September 30, 1999, WorldxChange has net operating loss carryforwards available for federal, state, and foreign tax purposes of approximately $74.2 million, $45.0 million and $55.0 million, respectively. The federal net operating loss carryforwards will begin expiring in 2007, and the state net operating loss carryforwards begin to expire in 1999 and will continue to expire through 2003, unless previously utilized. The Canadian and Netherlands net operating loss carryforwards, in the amounts of $6.2 million and $5.5 million, respectively, will begin expiring in 2003. WorldxChange's other foreign net operating loss carryforwards carry forward indefinitely. The realization of future domestic benefits from net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code if certain cumulative changes occur in its equity ownership. WorldxChange has not recognized any income tax benefit in its historical financial statements because it believes the realization of the deferred tax asset is uncertain. See Note 7 to Consolidated Financial Statements.



  Pro-forma quarterly results of operations



     On November 4, 1999, WorldxChange purchased ACC Europe. The following table sets forth supplemental unaudited pro-forma quarterly results of operations for each of the past six quarters for the period ended March 31, 2000 that WorldxChange's management believes is important to provide an understanding of its results of operations. The supplemental unaudited pro-forma quarterly Statements of Operations assumes that the purchase of ACC Europe had been completed as of the beginning of the periods presented. This information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data. The pro-forma adjustments give effect to the amortization of the intangible assets recorded in association with the ACC Europe purchase and the recognition of interest expense on the debt incurred as if the purchase were incurred at the beginning of the periods presented. The supplemental unaudited pro-forma quarterly statements of operations is not necessarily indicative of either future results of operations or results that might have been achieved if the purchase had been consummated as of the indicated dates.



                                             PRO FORMA THREE MONTHS ENDED                       ACTUAL THREE
                         --------------------------------------------------------------------   MONTHS ENDED
                         DECEMBER 31,    MARCH 31,   JUNE 30,   SEPTEMBER 30,    DECEMBER 31,    MARCH 31,
                             1998          1999        1999          1999            1999           2000
                         -------------   ---------   --------   --------------   ------------   ------------
                                                            (IN MILLIONS)
PRO-FORMA STATEMENT OF
  OPERATIONS DATA:
Revenues...............     $ 132.9       $137.0     $ 154.2       $ 157.7         $ 158.1        $ 148.3
Cost of services.......       101.4        109.3       123.4         123.0           124.3          117.7
                            -------       ------     -------       -------         -------        -------
Gross profit...........        31.5         27.7        30.8          34.7            33.8           30.6
Selling general and
  administrative.......        48.4         44.2        47.1          50.7            48.5           41.2
Depreciation and
  amortization.........         8.9          9.9        10.8          11.8            10.8           12.5
                            -------       ------     -------       -------         -------        -------
Operating loss.........       (25.8)       (26.4)      (27.1)        (27.8)          (25.5)         (23.1)
Interest expense.......         5.7          5.3         6.0           6.0             6.7            7.6
Other expense, net.....         0.1          0.3         0.1           0.5             0.5            0.2
Minority interest......        (0.6)        (0.5)       (0.7)         (0.5)             --             --
                            -------       ------     -------       -------         -------        -------
Net loss...............     $ (31.0)      $(31.5)    $ (32.5)      $ (33.8)        $ (32.7)       $ (30.9)
                            =======       ======     =======       =======         =======        =======



     Revenues. WorldxChange's revenues increased in each of the first five quarters presented, primarily due to increased revenues in North America and Europe. In October 1998, WorldxChange initiated a multilevel marketing program in North America to augment its direct mail marketing efforts and provide an added retail sales distribution channel. In addition, we began to offer and market calling card products. In Europe, revenues have grown due to increased marketing expenditures on direct mail campaigns and direct sales. The decline in revenue in the quarter ended March 31, 2000 is primarily attributable to reductions in North America of operator service revenue. WorldxChange made a strategic decision during the latter part of fiscal 1999 to reduce both marketing and sales efforts in the operator service market.



     Cost of Services. The gross margin percentages ranged from 20.2% to 22.0% over the most recent five quarters presented. The fluctuations between quarters were the result of changes in the mix of retail and wholesale revenue, margin degradations due to the expansion of network infrastructure in Europe, margin improvements gained in North America due to WorldxChange's purchase of its on-land fiber optic cable capacity and declining North American carrier margins throughout the periods presented. The decline in gross margins in the quarter ended March 31, 1999 from the quarter ended December 31, 1998 was due to a decline in margins in Europe. The decline in European margins was due to expansion of WorldxChange's European leased network facilities. The European leased network facilities were increased to obtain interconnection with the telecommunications networks of dominant carriers in Europe and to meet the minimum capacity levels required for this interconnection. The facilities were also expanded to provide WorldxChange with the capacity needed for its expected future growth.



     Selling, general and administrative expenses. Selling, general and administrative spending levels fluctuated throughout most of the periods presented due to increases and decreases in sales and marketing spending and the continued expansion of WorldxChange's European infrastructure. In spite of increased sales and marketing spending during most of the quarters, selling, general and administrative expenses as a percentage of revenues continued to decrease over the periods. Selling, general and administrative levels decreased in the quarter ending March 31, 2000 from the quarter ended December 31, 1999 due to a decline in promotional and selling expense in North America. WorldxChange plans to focus more of its promotional and selling efforts and resources in Europe.

     Depreciation and amortization expenses. Depreciation and amortization increased during the quarters as WorldxChange made approximately $100.0 million in capitalized purchases during this period to expand the geographic scope and available capacity of its network.



     Interest expense. Interest expense fluctuated commensurate with the level of quarterly indebtedness. The decline in interest expense in the quarter ended March 31, 1999 from the quarter ended December 31, 1998 was due to a reduction in WorldxChange's notes payable of $8.5 million. The increase of interest expense in the quarters ended June 30, 1999, December 31, 1999 and March 31, 2000 were due to an increase in WorldxChange's indebtedness associated with the purchase of its on-land fiber optic capacity in the United States and capital lease obligations.



RESULTS OF OPERATIONS



  Six months ended March 31, 2000 compared to six months ended March 31, 1999



     Revenues. Total revenues increased by 52.8% to $291.6 million in the first six months of fiscal 2000 from $190.7 million for the first six months of fiscal 1999. The increase in revenues was primarily attributable to revenues from ACC Europe, which WorldxChange acquired in November 1999, and continued internal growth in WorldxChange's retail and carrier revenues, offset by a decrease in operator services revenues in North America.



     In North America, revenues increased by 19.3% to $175.8 million for the first six months of fiscal 2000 from $147.4 million for the first six months of fiscal 1999. The increase was primarily attributable to an increase in WorldxChange's retail revenue from $56.1 million in the first six months of fiscal 1999 to $87.3 million for the same period of fiscal 2000. This increase in revenue is attributable to WorldxChange's multilevel marketing program which was initiated in October 1998 and its expanded sales and marketing efforts for its calling card products. The multilevel marketing program was initiated to augment WorldxChange's direct mail marketing efforts and provide an additional retail sales distribution channel. Operator services revenue declined 65.1% to $6.5 million for the first six months of fiscal 2000 from $12.9 million for the first six months of fiscal 1999. WorldxChange made a strategic decision during the latter part of fiscal 1999 to reduce both marketing and sales effort in the operator services market. WorldxChange's North American carrier revenues increased 4.5% to $81.9 million for the first six months of fiscal 2000 from $78.4 million for the first six months of fiscal 1999.



     In the Pacific Rim, revenues decreased by 12.8%, to $25.8 million for the first six months of fiscal 2000 from $29.6 million for the first six months of fiscal 1999. This decline was primarily attributable to the loss of WorldxChange's largest reseller customer, which accounted for approximately 9.0% of this region's revenues. This reseller was acquired by a competitor and the competitor began to migrate the reseller's customer traffic off WorldxChange's network in October 1998. The balance of the reduction was due to decreases in pricing resulting from competitive pricing pressures and declining costs.



     In Europe, revenues increased by 556.9% for the first six months of fiscal 2000 to $90.0 million from $13.7 million for the same period of fiscal 1999, primarily due to the acquisition of ACC Europe. ACC Europe contributed $76.1 million of total European revenue. The balance of the increase in revenues was due to geographic expansion in the region and increased direct mail campaigns in the region.



     Cost of services. Cost of services increased by 52.7% to $230.2 million for the first six months of fiscal 2000 from $150.8 million for the same six months in fiscal 1999 and, as a percentage of revenue, decreased to 78.9% from 79.0%, respectively. Cost of services as a percentage of revenue decreased primarily as a result of higher margins associated with ACC Europe's revenues and an overall increase in retail revenues as a percentage of total revenues. Retail revenues have higher gross margins than the gross margins associated with carrier revenues. ACC Europe's margins are higher because the percentage of its revenues that are retail revenues is greater than the comparable percentage for WorldxChange excluding ACC Europe. North America cost of services as a percentage of revenues increased from 84.0% in the first six months of fiscal 1999 to 84.3% in the first six months of fiscal 2000. The increase was associated with a decline in carrier revenue margins, partially offset by a higher revenue mix of retail revenues. Cost of services as a percentage of revenues remained constant in the Pacific Rim. In Europe, excluding ACC Europe, cost of services as a percentage of revenues increased from 82.4% for the first six months of fiscal 1999 to 94.2% for the same period of fiscal 2000. This increase was due to additional costs associated with obtaining interconnection with the telecommunications networks of dominant local carriers in various countries and meeting their minimum capacity level requirements, as well as expansion of WorldxChange's European network infrastructure.



     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 48.0% to $84.6 million for the first six months of fiscal 2000 from $57.1 million for the same period in fiscal 1999 and, as a percentage of revenues, decreased from 30.0% to 29.0%. The increase in selling, general and administrative expenses was due to the purchase of ACC Europe, increased spending in Europe and direct costs associated with increases in revenues. These expenses in Europe, excluding ACC Europe, increased from $8.2 million for the first six months of fiscal 1999 to $14.9 million for the first six months of fiscal 2000. This increase was due to increased sales, operations and back office infrastructure to support sales growth and the expansion into new markets in Europe. Selling, general and administrative expenses in the Pacific Rim remained relatively flat. Selling, general and administrative expenses in North America increased to $40.6 million for the first six months of fiscal 2000 from $38.1 million for the same period of fiscal 1999. The increase in these expenses in North America was due to increased commissions, billing costs and bad debt expense associated with increased revenues. As a percentage of revenue, North America selling, general and administrative expenses decreased to 20.7% in the first six months of fiscal 2000, from 22.6% in the first six months of fiscal 1999. Included in selling, general and administrative expenses was bad debt expense of $10.9 million for the first six months of fiscal 2000 and $8.4 million for the same period in fiscal 1999. The increase in bad debt expense was attributable to an increase in revenue. Bad debt expense as a percentage of revenue decreased to 3.8% in the first six months of fiscal 2000 from 4.4% in the same period of fiscal 1999. Bad debt expense as a percentage of revenue has improved as management has enhanced its account monitoring and reporting systems designed to reduce bad debt exposure and allow for timely identification, follow-up and mitigation of potential risk customers. WorldxChange expects selling, general and administrative expenses to continue to grow as revenues increase and as it continues to expand into new markets and build infrastructure.



     Depreciation and amortization expenses. Depreciation and amortization expenses increased to $21.8 million for the first six months of fiscal 2000 from $7.7 million in the first six months of fiscal 1999. The increase in depreciation and amortization was due to the amortization of $85.2 million of intangible assets recorded in association with the purchase of ACC Europe and $12.2 million of goodwill recorded in association with the purchase of a minority interest in WorldxChange's Australian operations and increased depreciation associated with the build-out of network and supporting infrastructure.



     Interest expense. Interest expense increased by 73.1% to $13.5 million for the first six months of fiscal 2000 from $7.8 million in the first six months of fiscal 1999. The increase was primarily due to the debt associated with the purchase of ACC Europe and the on-land fiber optic capacity.



  Fiscal 1999 compared to fiscal 1998



     Revenues. Total revenues for fiscal 1999 increased by 5.7% to $421.6 million from $398.9 million for fiscal 1998. The increase in revenues was primarily associated with an increase in European and North American retail revenues, which was partially offset by a decrease in operator services revenues in North America.



     In North America, revenues increased for fiscal 1999 by 4.9% to $337.5 million from $321.8 million in fiscal 1998. The increase in revenue was primarily attributable to increased retail and carrier revenues offset by a decline in operator services revenue. Retail revenues increased 15.3% from $123.5 million in fiscal 1998 to $142.4 in fiscal 1999. This increase in retail revenue is attributable to increased promotional spending and the introduction of WorldxChange's multilevel marketing program. In October 1998, WorldxChange initiated a multilevel marketing program to augment its direct mail marketing efforts and provide an added retail sales distribution channel. Also contributing to the increase in retail revenue was


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WorldxChange's expanded sales and marketing efforts for its calling card products. Revenue derived from operator services decreased 43.5% from $40.5 million for fiscal 1998 to $22.9 million for fiscal 1999. The decline in operator services revenues was due to WorldxChange's strategic decision to reduce marketing efforts in the operator services market. WorldxChange's North American carrier revenues increased 9.1% to $172.0 million for fiscal 1999 from $157.7 million for fiscal 1998.



     In the Pacific Rim, revenues decreased by 4.8%, to $55.6 million for fiscal 1999 from $58.4 million for fiscal 1998. This decline was primarily attributable to the loss of WorldxChange's largest reseller customer, which accounted for approximately 23% of this region's revenues. This reseller was acquired by a competitor, and the competitor began to migrate the reseller's customer traffic off WorldxChange's network in October 1998. A substantial portion of the reduction in revenues attributable to the reseller was offset by increased retail revenue generated through direct mail and agent sales.



     In Europe, revenues increased by 52.4% for fiscal 1999 to $28.5 million from $18.7 million for the same period of fiscal 1998, primarily due to increases in retail revenues. Retail revenues increased due to geographic expansion in the region and increased direct mail campaigns in the region.



     Cost of services. Cost of services increased by 14.3% to $328.3 million fiscal 1999 from $287.3 million for fiscal 1998 and, as a percentage of revenue, increased to 77.9% from 72.0%. Cost of services as a percentage of revenue increased primarily as a result of decreasing margins associated with carrier revenues. Carrier revenues as a percentage of total revenues increased for fiscal 1999 compared to fiscal 1998. These revenues have lower gross margins than the gross margins from retail and operator services revenues. Cost of services as a percentage of revenues increased in North America from 75.7% for fiscal 1998 to 81.6% for fiscal 1999. Cost of services as a percentage of revenues decreased in the Pacific Rim from 77.0% for fiscal 1998 to 72.8% for fiscal 1999. Cost of services as a percentage of revenues increased in Europe from 84.4% for fiscal 1998 to 88.1% for fiscal 1999. This increase was due to additional costs associated with the expansion of WorldxChange's European network infrastructure.



     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 8.0% to $124.1 million for 1999 from $115.0 million for fiscal 1998 and, as a percentage of revenues, increased from 28.8% to 29.4%. The increase was primarily due to increased spending in Europe and the Pacific Rim, offset in part by reduced general and administrative spending in North America. These expenses in Europe increased from $10.8 million for fiscal 1998 to $21.2 million for fiscal 1999. This increase was due to increased sales, operations and back office infrastructure to support sales growth and the expansion into new markets in Europe. Selling, general and administrative expenses in the Pacific Rim increased by 6.0% to $21.3 million for fiscal 1999 from $20.1 million for fiscal 1998. This increase was due to growth in the supporting infrastructure and increased staffing levels in customer service in WorldxChange's Pacific Rim markets. Selling, general and administrative expenses in North America decreased to $81.5 million for fiscal 1999 from $84.1 million for fiscal 1998. The decline in these expenses in North America was due to WorldxChange's efforts to streamline its North American operations by reducing personnel costs and overall spending. Included in selling, general and administrative expenses was bad debt expense of $15.2 million for fiscal 1999 and fiscal 1998. Bad debt expense as a percentage of revenue decreased to 3.6% in fiscal 1999 from 3.8% in fiscal 1998. Bad debt expense as a percentage of revenue has improved as management has enhanced its account monitoring and reporting systems designed to reduce bad debt exposure and allow for timely identification, follow-up and mitigation of potential risk customers.



     Depreciation and amortization expenses. Depreciation and amortization expenses increased by 43.6% to $17.7 million for fiscal 1999 from $12.3 million of fiscal 1998. The increase in depreciation and amortization was due to the continued build-out of WorldxChange's network and supporting infrastructure.



     Interest expense. Interest expense increased by 41.3% to $16.9 million for fiscal 1999 from $11.9 million in fiscal 1998. The increase was primarily due to interest associated with the subordinated promissory notes issued between May and August of 1998.


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  Fiscal 1998 compared to fiscal 1997



     Revenues. Total revenues for fiscal 1998 increased by 20.3% to $398.9 million from $331.7 million for fiscal 1997. Growth in revenues during 1998 was attributable primarily to an increase in traffic volume, offset in part by a decline in average carrier prices. Total revenues for fiscal 1998 were also negatively impacted by WorldxChange's inability to bill for certain calls during the period due to technical difficulties with a newly installed switch.



     In North America, WorldxChange's revenues for fiscal 1998 increased by 10.3% to $321.8 million, primarily as a result of substantial increases in sales of residential and operator services. Revenues from residential customers increased by 13.5% to $116.1 million for fiscal 1998 from $102.3 million for fiscal 1997. The increase in residential revenues was due to increased promotional spending in late fiscal 1997, which stimulated growth in the first half of fiscal 1998. Revenues from operator services increased by 51.7% to $40.5 million for fiscal 1998 from $26.7 million for fiscal 1997. Revenues from carrier and commercial customers were relatively stable.



     In the Pacific Rim, revenues increased by 139.3% to $58.4 million for fiscal 1998 from $24.4 million for fiscal 1997, reflecting significant increases in the usage of WorldxChange's services by residential and commercial customers.



     In Europe, revenues increased by 19.9% to $18.7 million for fiscal 1998 from $15.6 million for fiscal 1997, reflecting significant increases in the usage of WorldxChange's services by residential and commercial customers.



     Cost of services. Cost of services increased by 22.2% to $287.3 million for fiscal 1998 from $235.0 million for fiscal 1997 and, as a percentage of revenues, increased to 72.0% for fiscal 1998 from 70.9% for fiscal 1997. Cost of services increased as a percentage of revenues as a result of lower margins associated with carrier revenues. Although WorldxChange's carrier costs decreased during fiscal 1998 due to competitive pricing pressures, it was unable to maintain the gross margins WorldxChange experienced in 1997. In addition, during the fourth quarter of fiscal 1998, WorldxChange experienced technical problems with a newly installed switch. The problems included the failure of the switch to record billing information for certain calls. As a result, WorldxChange was unable to bill for all of its calls. This resulted in WorldxChange's incurring costs for calls with no corresponding revenues, which reduced overall gross margins.



     Selling, general and administrative expenses. In fiscal 1998, selling, general and administrative expenses increased by 1.3% to $115.0 million from $113.5 million for fiscal 1997 and, as a percentage of revenue, decreased to 28.8% for fiscal 1998 from 34.2% for fiscal 1997. A significant portion of the increase in spending was directly related to the increase in revenues, as marketing and sales expenses increased due to increases in commissions, marketing, and other related expenses. Selling, general and administrative expenses, as a percentage of revenue, declined primarily due to a reduction in bad debt expense. Bad debt expense was $15.2 million in fiscal 1998 compared to $22.3 million for fiscal 1997. Bad debt expense as a percentage of revenue decreased to 3.8% for fiscal 1998 from 6.7% in fiscal 1997. The reduction in bad debt expense was due to WorldxChange increasing its efforts in the initial review for credit approval for new customers and has enhanced its account-monitoring and reporting systems designed to reduce its bad debt exposure and allow for timely recognition of risk customers. Furthermore, WorldxChange increased the number and quality of its credit and collection staff worldwide.



     Depreciation and amortization expenses. Depreciation and amortization expenses increased by 41.4% to $12.3 million for fiscal 1998 from $8.7 million for fiscal 1997. This increase was due to the expansion of WorldxChange's network and capital deployed as it entered new markets.



     Interest expense. Interest expense increased by 36.8% to $11.9 million in fiscal 1998 from $8.7 million in fiscal 1997. The increase in interest was due to the increase in the level of debt and capital lease obligations WorldxChange incurred in order to fund its network expansion.


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LIQUIDITY AND CAPITAL RESOURCES



     As a consequence of the rapid expansion of WorldxChange's business and its historical capital constraints, WorldxChange has incurred cumulative net losses from inception in 1991 through March 31, 2000. These losses and associated negative cash flows resulted primarily from start-up costs, marketing expenses and capital expenditures required to build and deploy its network. WorldxChange has utilized cash provided from financing activities to fund losses and capital expenditures. The sources of this cash have primarily been private placement equity offerings, the issuance of subordinated debt, capital lease and vendor financing and WorldxChange's revolving credit facility.



     For the six-month period ending March 31, 2000, WorldxChange's net cash used in operating activities was $24.3 million, primarily consisting of a net loss of $59.3 million, offset by an increase in operating working capital of $3.8 million and $32.8 million of non-cash charges consisting of the provision for bad debts and depreciation and amortization. Cash used in investing activities totaled $58.4 million, which was primarily for the purchase of ACC Europe. Cash provided by financing activities consisted primarily of the net private placement equity offering totaling $48.7 million and increased net borrowings of $14.7 million, offset by debt and capital lease payments of $9.2 million. As of March 31, 2000 WorldxChange had approximately $9.6 million in cash.



     For fiscal 1999, cash used in operating activities was $31.5 million, primarily composed of a net loss of $63.9 million, offset by an increase in operating working capital and non-cash charges relating to the provision for bad debt and depreciation and amortization. Cash used in investing activities, primarily capital expenditures, totaled $27.6 million in fiscal 1999. Cash provided by financing activities amounted to $76.3 million, primarily consisting of the receipt of $101.6 million in private placement equity offerings, offset by repayments of subordinated debt, certain notes payable and capital lease obligations. As of September 30, 1999, WorldxChange had $38.0 million in cash.



     As of September 30, 1998, WorldxChange had approximately $20.9 million in cash. WorldxChange's net cash used in operating activities was $31.7 million in fiscal 1998, primarily caused by a net loss of $27.5 million and a decrease in operating working capital of $28.0 million, offset by $27.5 million of non-cash charges consisting of the provision for bad debts and depreciation and amortization. Cash used for investing activities totaled $12.0 million in fiscal 1998, which was for capital expenditures. The capital expenditures primarily consisted of purchases associated with the expansion of WorldxChange's network, computers, and general equipment. Net cash provided by financing activities totaled $60.5 million for fiscal 1998, which consisted of $55.2 million in proceeds from the issuance of subordinated debt, $10.0 million from a private placement equity offering and a $0.7 million increase in WorldxChange's revolving credit facility, offset by $5.3 million in the repayment of debt and capital lease obligations. Net cash used in operating activities for fiscal 1997 was $7.2 million and net cash used in investing activities, principally capital expenditures, was $10.9 million for fiscal 1997. WorldxChange financed these capital expenditures primarily with long-term debt. Net cash provided by financing activities for fiscal 1997 was $18.8 million.



     In October 1997, the California Public Utilities Commission issued its final order which imposed a $19.6 million fine against WorldxChange, $2.0 million of which was charged against earnings in fiscal 1997 and was paid in April 1998 and the remainder of which is suspended by the California Public Utilities Commission subject to WorldxChange's refraining from committing any violations of statutes or California Public Utilities Commission directives. See "Certain Information Regarding WorldxChange -- Legal Proceedings".



     Capital expenditures, including assets acquired by incurring capital lease obligations, for fiscal 1997, 1998 and 1999 totaled $19.4 million, $22.4 million, and $81.0 million, respectively. Capital expenditures, including assets acquired by incurring capital lease obligations, for the six-month period ended March 31, 2000 totaled approximately $16.3 million. Pursuant to the WorldxChange merger agreement, WorldxChange is subject to certain restrictions in making capital expenditures and other investments until the completion of the merger. WorldxChange expects to incur an additional $7.0 million in capital expenditures prior to the completion of the WorldxChange merger. WorldxChange expects to fund these expenditures through vendor or other third party financing.

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


     WorldxChange has utilized capital lease and vendor financing to assist in financing the building of its network, systems and infrastructure. As of March 31, 2000, the balance of capital lease financing obligations totaled $41.1 million, primarily relating to the lease of its switching platforms in North America. In addition, as of March 31, 2000 WorldxChange had outstanding $39.0 million vendor financed note payables relating to various fiber optic cable acquisitions.



     WorldxChange has a billing and collection services agreement with Zero Plus Dialing Incorporated. Under this services agreement, WorldxChange has the ability to sell certain receivables, subject to full recourse provisions, to Zero Plus Dialing. At March 31, 2000 the maximum amount to be sold under this agreement was sold, and WorldxChange was contingently liable for approximately $692,000.



     In March 1997, WorldxChange entered into its credit facility, which consists of an accounts receivable-based revolving credit facility and a term loan. In February 2000, the credit facility was amended to increase the maximum borrowing capacity, add a bridge loan, extend the maturity date of the revolving credit agreement and term loan and reduce the interest rate charge. The credit facility allows WorldxChange to borrow up to a maximum of $65.0 million, subject to certain restrictions and borrowing base limitations. The maximum available borrowing base under the revolving credit agreement is $30.0 million and is determined as a specified percentage of eligible accounts receivable. The balance outstanding on the revolving credit agreement is reduced by the application of payments received on collections of accounts receivable. The accounts receivable revolving credit facility had an outstanding balance of approximately $16.5 million at March 31, 2000, and $10.5 million available for borrowing pursuant to the borrowing base limitations. This facility bears interest at the prime rate plus 1.75% and is repaid through collections of accounts receivable. The term loan was issued in the amount of $5.0 million, which at March 31, 2000 had an outstanding balance of approximately $4.7 million, bears interest at the prime rate plus 5.00% and requires monthly reductions of principal of $300,000 plus interest. The bridge loan has a maximum borrowing availability of $30.0 million, bears interest at 11% and matures on February 11, 2001. The maturity date may be extended until October 1, 2003 by the bridge loan participant. As part of the amended agreement and the WorldxChange merger agreement, World Access agreed to participate in the bridge loan and agreed to fund the $30.0 million under the agreements. As of March 31, 2000, the outstanding balance on the bridge loan was $25.0 million and $5.0 million was available for borrowing. In total as of March 31, 2000, WorldxChange had $46.2 million borrowed under the credit facility and $15.5 million available for borrowing.



     In May 2000, the credit facility was amended to increase the maximum borrowing capacity to $80.0 million. The $15.0 million increase in the borrowing capacity consists of an additional $15.0 million under the bridge loan, under the same terms and conditions.



     The revolving credit agreement and the term loan mature at the earlier of 60 days prior to the maturity of the subordinated promissory notes or the notes due on the ACC Europe acquisition or October 1, 2003. As of March 31, 2000, WorldxChange was in compliance with the restrictive covenants under the credit facility. WorldxChange's obligations under the credit facility are secured by first position in substantially all of its property.



     In January 2000, WorldxChange secured a $15 million loan commitment from Gold & Appel. Any borrowings under this loan commitment will bear interest at 15% and is payable on December 31, 2000. As of March 31, 2000, WorldxChange had no borrowings outstanding associated with this commitment.



     In fiscal 1997, WorldxChange sold a 40% interest in WorldxChange Pty. Ltd., its Australian operating subsidiary, to an affiliate of the Asian Infrastructure Fund. The proceeds of approximately $9.0 million from this sale were used to finance working capital requirements and the expansion of this operating subsidiary. In September 1999, WorldxChange issued 1,554,763 shares of its common stock to the Asian Infrastructure Fund in exchange for the 40% interest in WorldxChange Pty. Ltd. The acquisition was accounted for under the purchase method of accounting at a value of $17,102,000 or $11.00 per share.



     From May through August 1998, WorldxChange issued and sold subordinated promissory notes in the aggregate principal amount of $55.0 million. These notes bear interest at the rate of 12.5% per annum,


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


provide for quarterly payments of interest only and mature on November 30, 2000. These notes provide the lender the right to require WorldxChange to use 35% of the net proceeds from any private placement or public offering of its common stock to repay the notes. The balance of these notes at September 30, 1999 and March 31, 2000 was $45.2 million.



     In September 1998, WorldxChange sold 788,127 shares of its common stock in a private placement at a price of $12.69 per share for total proceeds of $10.0 million. In December 1998, WorldxChange sold 871,087 shares of its common stock in a private placement at a price of $11.48 per share for total proceeds of $10.0 million. In March 1999, WorldxChange sold 3,000,000 shares of its common stock in a private placement at a price of $10.00 per share for total proceeds of $30.0 million. In June 1999, WorldxChange sold 2,727,270 shares of its common stock in a private placement at a price of $11.00 per share for total proceeds of $30.0 million. The offerings raised a total of $80.0 million. The proceeds from these private placements were used for network expansion, to pay for direct mail campaigns and other marketing activities, to repay subordinated debentures, and to prepay a portion of WorldxChange's subordinated promissory notes and for other corporate purposes.



     In August 1999, WorldxChange entered into an agreement to sell 30,000 shares of its Series A Convertible Preferred Stock in a private placement for total proceeds of $30.0 million. These shares are convertible into 2,727,270 shares of WorldxChange's common stock. Prior to the conversion of these shares, WorldxChange is obligated to pay the holder of these shares an annual dividend equal to 4% of the face amount of these shares. These dividends are declared and accrued monthly.



     WorldxChange entered into two agreements during fiscal 1999 for the acquisition of the right to use land-based fiber optic cable systems for a total price of $45.0 million. The vendors have agreed to finance 90% of the commitment at 12% interest, with monthly principal and interest payments over a five year amortization period. As of March 31, 2000, WorldxChange had acquired approximately $37.1 million, leaving $7.9 million to be ordered.



     On November 4, 1999, WorldxChange acquired the outstanding shares of certain European subsidiaries of ACC Corp, a subsidiary of AT&T. The operations of these subsidiaries are located in the United Kingdom, Germany, France and Italy. As part of this transaction, WorldxChange also acquired from ACC Corp a switch located in the United States and certain long-term rights of use in a transatlantic telecommunications cable system. The $113 million purchase price for this transaction was composed of $60 million cash and a $53 million, 12% per annum interest rate note due on or before December 28, 2000. WorldxChange financed $50 million of the cash payment through the issuance in November 1999 of 50,000 shares of Series B Convertible Preferred Stock to two existing shareholders for $50 million. These shares are convertible into 5,555,550 shares of WorldxChange's common stock. Prior to the conversion of these shares, WorldxChange is obligated to pay the holder of these shares an annual dividend equal to 4% of the face amount of these shares. These dividends are declared and accrued monthly.



     Prior to WorldxChange acquiring ACC Corp.'s U.K. operations, ACC implemented a new billing system in the United Kingdom that did not function properly, resulting in delayed billings and billings containing errors which had to be manually corrected. The billing has been delayed as much as 75 days. This has resulted in up to approximately $20.0 million in receivables being collected up to 75 days later than under normal terms. Due to this delay in collections, WorldxChange was forced to pay vendors late, negatively impacting the relationships and requiring WorldxChange to incur late payment fees and interest charges of approximately $500,000 with vendors. WorldxChange was able to accurately estimate billing amounts and reflect these amounts in the applicable quarterly operating results.



     WorldxChange believes that it will be able to satisfy its operating cash requirements through the maturity date of its credit facility from a combination of cash on hand, the proceeds of equity offerings, availability under WorldxChange's vendor financing arrangements, its secured credit facility, outstanding loan commitment and from the financing of WorldxChange's European receivables. Under the WorldxChange merger agreement, WorldxChange will need World Access' consent to incur debt or raise additional proceeds from equity offerings, and there can be no assurance that any such additional debt or

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equity proceeds can or will be raised. If the WorldxChange merger is not completed by the maturity of the credit facility, WorldxChange will need to raise additional capital to pay, or will need to restructure, its obligations in connection with the ACC Europe acquisition and the subordinated promissory notes described above. No assurance can be given that additional capital will be raised or that such obligations can or will be restructured. The table below summarizes WorldxChange's financial commitments as they relate to capital expenditures, secured and unsecured loans and notes, and the credit facility.



     Below is a table summarizing capital expenditures, commitments, and debt obligations as of March 31, 2000.



                                                                 DUE          DUE
                                                                WITHIN       AFTER
                                                                1 YEAR      1 YEAR
                                                              ----------   ---------
Commitments to acquire capital assets
  Land based fiber optic cable..............................   $  7,900     $    --
  Other capital expenditures................................      7,000          --
                                                               --------     -------
                                                                 14,900          --
Existing Debt Obligations
  Unsecured subordinated note due December 2000.............     53,000          --
  Secured subordinated note.................................     45,200          --
  Other secured notes.......................................     17,568      42,467
  Credit facility...........................................     46,244          --
  Capital leases............................................     12,130      28,967
                                                               --------     -------
                                                               $174,142     $71,434
                                                               ========     =======



MARKET RISK



     The carrying value of cash and cash equivalents approximates fair value due to the short-term, highly liquid nature of the cash equivalents, which have maturities of three months or less. Interest rate fluctuations would not have a significant effect on the fair market value of cash equivalents held by WorldxChange.



     At March 31, 2000 WorldxChange had outstanding debt, excluding capital lease obligations, in the amount of $204.5 million, of which $183.3 million is fixed interest debt. Variable rate debt $16.5 million carries adjustable interest rates at the prime rate plus 1.75%, and the remaining $4.7 million carries an adjustable rate at prime plus 5.0%. A one percent change in the interest rate would change interest payments by approximately $17,700 per month.



FOREIGN CURRENCY EXPOSURE



     While an increasing amount of WorldxChange's revenues will be denominated in non-U.S. currencies, a disproportionate portion of its expenditures, including interest, will be denominated in U.S. dollars. In addition, the assets and liabilities of WorldxChange's non-U.S. subsidiaries are generally denominated in local currencies. Accordingly, WorldxChange may be subject to significant foreign currency exchange risks. In addition, WorldxChange may in the future acquire interests in entities that operate in countries where the expatriation or conversion of currency is restricted. WorldxChange currently does not hedge against foreign currency exchange risks, but may in the future. Because of the number of currencies involved, WorldxChange's constantly changing foreign currency exposure and the fact that all foreign currencies do not fluctuate in the same manner against the U.S. dollar, WorldxChange cannot quantify the effect of exchange rate fluctuations on its future financial condition or results of operations.



EURO CONVERSION



     On January 1, 1999, several member countries of the European Union established fixed conversion rates and adopted the euro as their new common legal currency. Since that date, the euro has traded on


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


currency exchanges, although the legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, parties can elect to pay for goods and services and transact business using either the euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce euro currency coins and withdraw all legacy currencies.



     The euro conversion may affect cross-border competition by creating cross-border price transparency. WorldxChange is assessing its pricing and marketing strategy in order to insure that it remains competitive in a broader European market. In addition, WorldxChange is reviewing whether certain existing contracts will need to be modified. WorldxChange's currency risks and risk management for operations in participating countries may be reduced as the legacy currencies now trade at a fixed exchange rate against the euro. WorldxChange will continue to evaluate issues involving introduction of the euro. However, based on current information and assessments, WorldxChange does not expect that the euro conversion will have a material adverse effect on its results of operations or financial condition.



SEASONALITY



     WorldxChange's European and Australian operations experience seasonality during the summer seasons of those regions, which results in decreased customer calling volumes.



RECENT ACCOUNTING PRONOUNCEMENTS



     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, SFAS No. 133 was amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS 133. As a result of this amendment, SFAS No. 133 shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. In accordance with SFAS No. 133, an entity is required to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gain and losses to offset related results on the hedged item in the income statement and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. WorldxChange does not expect the adoption of this standard to have a material effect on its consolidated financial position or results of operations.



     On December 3, 1999, the Securities and Exchange Commission staff issued SAB No. 101, Revenue Recognition in Financial Statements. The SAB spells out four basic criteria that must be met before companies can record revenue. These are: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller's price to the buyer is fixed or determinable; and (iv) collectibility is reasonably assured. Many of the examples in the SAB address situations that give rise to the potential for recording revenue prematurely. They include transactions subject to uncertainties regarding customer acceptance, including rights to refunds and extended payment terms, and require continuing involvement by the seller.



     In March 2000, the SEC issued SAB 101A -- Amendment: Revenue Recognition in Financial Statements, that delays the implementation date of certain provisions of SAB 101. Management does not believe the adoption of SAB 101 would have a material impact on WorldxChange's operations.



     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25. The Interpretation poses and answers 20 separate questions dealing with APB 25 implementation practice issues.

     The Interpretation will be applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after July 1, 2000, except as follows: (i) requirements related to the definition of an employee apply to new awards granted after December 15, 1998; (ii) modifications that directly or indirectly reduce the exercise price of an award apply to modifications made after December 15, 1998; and (iii) modifications to add a reload feature to an award apply to modifications made after January 12, 2000. Financial statements for periods prior to July 1, 2000 will not be affected. Management does not expect the adoption of Interpretation No. 44 to have a material effect on its consolidated financial position or results of operations.


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               WORLDXCHANGE SELECTED CONSOLIDATED FINANCIAL DATA



     In the table below, WorldxChange provides you with selected consolidated financial data of WorldxChange. The selected consolidated financial data as of September 30, 1998 and 1999 and for each of the three years in the period ended September 30, 1999 are derived from WorldxChange's audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The selected consolidated financial data as of September 30, 1995, 1996 and 1997 and for the years ended September 30, 1995 and 1996 are derived from WorldxChange's audited consolidated financial statements that are not contained herein. The selected consolidated financial data as of March 31, 2000 and for the six-month periods ended March 31, 1999 and 2000 are derived from WorldxChange's unaudited consolidated financial statements included elsewhere in this joint proxy statement/prospectus, which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such information. When you read this selected consolidated financial data, it is important that you also read the section titled "WorldxChange Management's Discussion and Analysis of Financial Condition and Results of Operations" and WorldxChange's consolidated financial statements and the related notes thereto included elsewhere in this joint proxy statement/prospectus.



                                                                               SIX MONTHS ENDED
                                        YEAR ENDED SEPTEMBER 30,                  MARCH 31,
                             ----------------------------------------------    ----------------
                              1995      1996      1997      1998      1999      1999      2000
                             ------    ------    ------    ------    ------    ------    ------
                                                       (IN MILLIONS)             (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenues...................  $101.7    $183.9    $331.7    $398.9    $421.6    $190.7    $291.6
Cost of services(1)........    64.5     127.9     235.0     287.3     328.3     150.8     230.2
                             ------    ------    ------    ------    ------    ------    ------
Gross profit...............    37.2      56.0      96.7     111.6      93.3      39.9      61.4
Selling, general &
  administrative...........    38.6      64.5     113.5     115.0     124.1      57.1      84.6
Depreciation and
  amortization.............     3.1       7.0       8.7      12.3      17.7       7.7      21.8
                             ------    ------    ------    ------    ------    ------    ------
Operating loss.............    (4.5)    (15.5)    (25.5)    (15.7)    (48.5)    (24.9)    (45.0)
Interest expense...........     3.3       5.7       8.7      11.9      16.9       7.8      13.5
Other expense, net.........    (0.2)      0.6       3.4       1.4       0.6        .4        .7
Minority interest..........    (0.2)     (0.2)     (0.5)     (1.5)     (2.3)     (1.1)
                             ------    ------    ------    ------    ------    ------    ------
Net loss...................  $ (7.4)   $(21.6)   $(37.1)   $(27.5)   $(63.7)   $(32.0)   $(59.2)
                             ======    ======    ======    ======    ======    ======    ======
OTHER DATA:
EBITDA(2)..................  $ (1.4)   $ (8.5)   $(16.8)   $ (3.3)   $(30.9)   $(17.2)   $(23.2)
Cash provided by (used in)
  operating activities.....     2.6       7.6      (7.2)    (31.7)    (31.5)      2.2     (24.3)
Cash used in investing
  activities...............    (4.9)     (3.0)    (10.9)    (12.0)    (27.6)    (16.9)    (58.4)
Cash provided by (used in)
  financing activities.....     3.5      (2.2)     18.9      60.5      76.3      20.0      54.2
Capital expenditures.......    24.3       8.7      19.4      22.4      81.0      21.0      16.3
GEOGRAPHIC DATA:
Net revenues:
  North America............  $100.9    $171.4    $291.7    $321.8    $337.5    $147.4    $175.8
  Pacific Rim..............     0.3       7.5      24.4      58.4      55.6      29.6      25.8
  Europe...................     0.5       5.0      15.6      18.7      28.5      13.7      90.0
                             ------    ------    ------    ------    ------    ------    ------
  Total....................  $101.7    $183.9    $331.7    $398.9    $421.6    $190.7    $291.6
                             ======    ======    ======    ======    ======    ======    ======

                                              AS OF SEPTEMBER 30,                  AS OF MARCH 31,
                                 ----------------------------------------------    ---------------
                                  1995      1996      1997      1998      1999          2000
                                 ------    ------    ------    ------    ------    ---------------
                                                           (IN MILLIONS)             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents......  $  1.4    $  3.4    $  4.3    $ 20.9    $ 38.0        $   9.6
Working capital (deficit)......   (15.1)    (35.4)    (50.4)    (37.0)    (37.2)        (268.7)
Total assets...................    55.2      62.8     103.7     120.1     235.0          422.5
Short-term debt and capital
  lease obligations............    13.5      15.7       9.5      20.3      20.4          174.1
Long-term debt, net of current
  portion......................    24.9      24.7      49.2      99.3     129.7           71.4
Minority interest..............      --       0.3       8.8       7.3        --             --
Total shareholders' deficit....    (8.6)    (32.0)    (68.9)    (89.6)    (35.1)         (51.8)


---------------

(1) Cost of services is exclusive of depreciation and amortization related to the services network which is shown separately below.


(2) EBITDA as used in this proxy statement/prospectus is operating loss plus depreciation and amortization expense and is presented because WorldxChange believes that such information is commonly used in the telecommunications industry as one measure of a company's operating performance and historical ability to service debt. EBITDA from continuing operations is not determined in accordance with generally accepted accounting principles, is not indicative of cash provided by operating activities, should not be used as a measure of operating income and cash flows from operations as determined under generally accepted accounting principles and should not be considered in isolation or as an alternative to, or to be more meaningful than, measures of performance determined in accordance with generally accepted accounting principles. EBITDA, as calculated by WorldxChange, may not be comparable to similarly titled measures reported by other companies and could be misleading unless all companies and analysts calculate EBITDA in the same manner.

      COMPARISON OF THE RIGHTS OF HOLDERS OF WORLD ACCESS COMMON STOCK AND


                           WORLDXCHANGE COMMON STOCK



     This section of the joint proxy statement/prospectus summarizes differences between the World Access common stock and WorldxChange common stock. These differences arise from differences between the Delaware law and the California law, and between the corporate charters and bylaws of World Access and WorldxChange. WorldxChange stockholders should read the full text of each state's corporate statute and each companies' respective corporate charters and bylaws for a more complete understanding of the differences between World Access common stock and WorldxChange common stock. For information on how to obtain these documents, see "Where You Can Find More Information" on the inside front cover page __.



     The rights of World Access' stockholders are governed by its certificate of incorporation, as amended, its bylaws and the laws of the State of Delaware. The rights of WorldxChange's shareholders are currently governed by its articles of incorporation, as amended and restated, its bylaws, as amended and restated, and California law. Upon completion of the WorldxChange merger, the WorldxChange shareholders will become World Access stockholders, and the WorldxChange shareholders' rights will be governed by World Access' certificate of incorporation, as amended, its bylaws and Delaware law.



     Pursuant to the Voting and Share Transfer Restriction Agreements referred to on page 124, the holders of WorldxChange's preferred stock have agreed to vote in favor of the WorldxChange merger. Under the applicable certificates of determination of preferences with respect to each series of preferred stock, if the holder of shares of such series of preferred stock votes to approve a merger or other business combination transaction involving WorldxChange, such holder is deemed to have converted all of such holder's shares of such series into shares of WorldxChange common stock immediately prior to consummation of such transaction. Accordingly, no separate discussion of the rights of the holders of the WorldxChange preferred stock is provided.



COMPARISON OF AUTHORIZED AND OUTSTANDING CAPITAL STOCK



     The authorized capital stock of World Access consists of 160,000,000 shares, of which 150,000,000 shares are common stock of $.01 par value per share, and 10,000,000 shares of which are preferred stock of $.01 par value per share. Note, however, that pursuant to this joint proxy statement/prospectus, the World Access stockholders are being asked to approve an amendment to the World Access certificate of incorporation which would increase the number of shares of common stock World Access is authorized to issue to 290,000,000. As of August 1, 2000, 61,707,277 shares of World Access common stock were outstanding, and 584,260 shares of World Access preferred stock were outstanding.



     The authorized capital stock of WorldxChange currently consists of 110,000,000 shares, of which 100,000,000 shares shall be common stock of no par value, and 10,000,000 shares of which shall be preferred stock of no par value. As of August 1, 2000, 42,613,954 shares of WorldxChange common stock were outstanding, and 30,000 shares of WorldxChange preferred stock were outstanding.



COMPARISON OF CLASSES OF COMMON STOCK



     World Access and WorldxChange each have one class of common stock issued and outstanding. Holders of World Access common stock and holders of WorldxChange common stock are each entitled to one vote for each share held.



COMPARISON OF REQUIREMENTS FOR SPECIAL MEETING OF SHAREHOLDERS



     Under Delaware law, special meetings of stockholders may be called by a corporation's board of directors or such person or persons as may be authorized by such corporation's certificate of incorporation or bylaws. World Access' certificate of incorporation provides that special meetings of stockholders may be called by the board of directors or by any officer instructed by the board of directors.

     Under California law, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president or the holders of shares entitled to cast not less than 10% of the votes at such meeting or additional persons provided in the articles or bylaws. WorldxChange's bylaws also provide that the Chief Executive Officer may call a special meeting of shareholders.



COMPARISONS OF REQUIREMENTS FOR ACTION BY WRITTEN CONSENT IN LIEU OF SHAREHOLDERS' MEETING



     Under both California and Delaware law, shareholders may execute an action by written consent in lieu of a shareholder meeting. Both California and Delaware law permit a corporation in its charter to eliminate such actions by written consent. Pursuant to World Access' certificate of incorporation, World Access stockholders may not take action without a meeting by written consent except for preferred stockholders. WorldxChange's articles of incorporation do not eliminate shareholder actions by written consent.



     Elimination of the ability of stockholders to act by written consent could lengthen the amount of time required to take stockholder actions, since certain actions by written consent are not subject to the minimum notice requirement of a stockholders' meeting. The elimination of stockholder actions by written consents, however, could deter hostile takeover attempts. A holder or group of holders controlling a majority interest of World Access' common stock would not be able to amend World Access' certificate of incorporation, World Access' bylaws or remove directors pursuant to a stockholder action by written consent, but instead, would have to call a stockholders' meeting and observe the notice periods determined by the World Access board pursuant to World Access' bylaws prior to attempting to obtain approval of any such actions.



COMPARISON OF RECORD DATE FOR DETERMINING SHAREHOLDERS



     The World Access bylaws provide that the World Access board of directors may fix a record date that:



     - in the case of determination of the stockholders entitled to vote at any meeting of stockholders or adjournment of any meeting, may not be more than 60 days or less than ten days before the date of the meeting; and



     - in the case of any other action, may not be more than 60 days before any to such action.



Furthermore, the World Access bylaws provide that if the World Access board of directors does not fix a record date in the manner described above, then:



     - the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day next after the day that notice is given, or, if notice is waived, at the close of business on the day after the day that the meeting is held; and



     - the record date for determining stockholders for any other purpose will be at the close of business on the day the World Access board of directors adopt the related resolution.



     The WorldxChange bylaws provide that the board of directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any change, conversion or exchange of shares. The record date will not be more than 60 days or less than ten days before the date of any meeting, or more than 60 days before any other event for the purposes of which it is fixed. When a record date is fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting, to receive any report, to receive a dividend, distribution or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise may be provided in the articles of incorporation or bylaws.

COMPARISON OF PROCEDURES TO NOMINATE DIRECTORS



     The World Access bylaws require that board nominations be made by the board of directors or a stockholder who gives timely notice to the secretary of the company. To give timely notice, a stockholder's nomination notice must be received by the secretary of World Access at least 120 days before the one-year anniversary of the date of the proxy statement in connection with the previous year's annual meeting of stockholders. A nominating stockholder's notice must be received by World Access no later than the close of business on the tenth day following the earlier of:



     - the day on which notice of the upcoming meeting was mailed or given to the World Access stockholders; or



     - the day on which public disclosure of the date of the upcoming meeting was made by World Access if:



      - no annual meeting was held in the previous year;



      - the date of the upcoming annual meeting has changed by more than 30 days from the date set forth in the previous year's proxy statement; or



      - the upcoming meeting is not an annual meeting.



     Under WorldxChange's bylaws, at any meeting of shareholders, a person may be a candidate for election to WorldxChange's board only if the person is nominated:



     - by or at the direction of WorldxChange's board;



     - by any nominating committee or person appointed by WorldxChange's board;
       or



     - by a shareholder of record entitled to vote at such meeting who complies with certain notice procedures and has given timely notice of such nomination in writing to WorldxChange's secretary. To be timely, a shareholder's notice must be delivered to the Secretary no later than the close of business on the 60th day or earlier than the close of business on the 90th day before the meeting; provided, however, that if less than 70 days notice of the date of the meeting is given by WorldxChange, notice by the shareholder to be timely must be delivered no later than the 10th day after the day on which public announcement of the date of such meeting is first made by WorldxChange.



COMPARISON OF NUMBER OF DIRECTORS



     The World Access amended certificate of incorporation and bylaws provide that the World Access board of directors may not have less than three nor more than 12. The exact number of directors will be determined from time to time by the World Access board of directors. Note, however, that in connection with joint proxy statement/prospectus, World Access is seeking approval by its stockholders of an amendment to its certificate of incorporation that would increase the maximum number of directors to 15.



     Under WorldxChange's articles of incorporation, the number of members of the board of directors must be at least five, and not more than nine, unless changed by an amendment to the articles of incorporation or by a bylaw duly adopted by approval of the outstanding shares of WorldxChange. There are currently seven members of WorldxChange's board of directors.



COMPARISON OF CLASSIFIED BOARD OF DIRECTORS



     Delaware law provides that a corporation may divide its board of directors into various classes with staggered terms of office under its certificate of incorporation or bylaws. World Access' board of directors is currently divided into three classes, as nearly equal in size as possible, with one class being elected annually. Directors are elected to a term of three years and until their successors are elected and qualified. You should note that, in connection with this joint proxy statement/prospectus, World Access is seeking the approval of its stockholders to an amendment to the certificate of incorporation of World Access which would eliminate World Access' staggered board of directors. If this amendment is approved, directors would be elected annually to a term of one year. At an annual meeting in which a quorum is present, the persons receiving a plurality of the votes cast would be elected as the directors.



     WorldxChange's board of directors is not divided into classes.



COMPARISON OF PROCEDURES FOR THE REMOVAL OF DIRECTORS



     Under Delaware law a director may be removed, with or without cause, by the holders of a majority of the outstanding shares then entitled to vote thereon unless (i) the corporation has a classified board of directors, in which case a director may be removed only with cause unless the certificate of incorporation provides otherwise, or (ii) the corporation has cumulative voting, in which case, if less than the entire board is to be removed, no director may be removed without cause if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. World Access' bylaws provide for removal of directors only for cause.



     Under California law, any director or the entire board of directors may be removed without cause with the approval of a majority of the outstanding shares entitled to vote thereon. However, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting, whether or not the corporation's articles of incorporation or bylaws do not otherwise provide for cumulative voting. A corporation's board of directors may remove for cause by declaring vacant the office of a director who has been (i) declared of unsound mind by an order of court or (ii) convicted of a felony.



COMPARISON OF BOARD OF DIRECTORS VACANCIES



     Under Delaware law, vacancies and newly created directorships may be filled by vote of a majority of the directors then in office (even though less than a quorum), unless (i) otherwise provided in the corporation's certificate of incorporation or bylaws, or (ii) the certificate of incorporation directs that a particular class is to elect such director, in which case the majority of directors elected by such class, or a sole remaining director elected by such class, shall fill such vacancy. World Access' bylaws provide that vacancies on the World Access board of directors and newly created directorships resulting from an increase in the authorized number of members of the board of directors may be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.



     Unless otherwise provided in a corporation's articles of incorporation or bylaws, under California law, any vacancy on a board of directors, other than one created by removal of a director, may be filled by approval of the remainder of the corporation's board of directors. Even if the number of remaining directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office or by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. Unless the articles of incorporation or a bylaw adopted by the shareholders provide that the board may fill vacancies occurring in the board by reason of the removal of directors, such vacancies may be filled only with the approval of a majority of the outstanding shares entitled to vote thereon. WorldxChange's bylaws provide that vacancies in the WorldxChange board of directors, except for a vacancy created by the removal of a director, may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. A vacancy created by the removal of a director by the shareholders or by court order may be filled only by a vote of the shareholders at a duly held meeting at which a quorum is present.



COMPARISON OF NOTICE REQUIREMENTS OF SPECIAL MEETINGS OF THE BOARD OF DIRECTORS



     The World Access bylaws provide that the chairman of the board, the vice-chairman of the board, the president or a majority of directors then in office may call special meetings of the board of directors. The bylaws do not require a specific notice period, but only require that the notice provide sufficient time for the convenient assembly of directors.

     Special meetings of the WorldxChange board of directors for any purpose or purposes may be called at any time by the chairman of the board, the president, any vice president or the secretary, or by any two directors, or by one or more shareholders holding not less than 25% of any series of preferred stock of the corporation.



     Written notice of the time and place of special meetings shall be delivered personally to each director or communicated to each director by telephone or by telegraph or mail, charges prepaid, addressed to him or her at his or her address as it is shown upon the records of the corporation or, if it is not so shown on such records or is not readily ascertainable, at the place at which meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company in the place in which the principal executive office of the corporation is located at least forty-eight hours prior to the time of the holding of the meeting. In case the notice is delivered, personally or by telephone, it be will be delivered at least twenty-four hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery, personally or by telephone, as above provided, shall be due, legal and personal notice to each such director.



COMPARISON OF PROCEDURES FOR AN AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS



     The World Access amended certificate of incorporation imposes a super-majority voting requirement with respect to certain amendments. Any amendment to the classified board provisions of the certificate of incorporation, or any proposed change to the certificate or bylaws which is inconsistent with such provision, requires the vote of holders of at least 75% of the voting power of all shares entitled to vote in the election of directors, voting as a single class. The World Access bylaws may be amended by the board of directors or stockholders of World Access.



     WorldxChange's articles of incorporation requires the approval of 66 2/3% of the combined voting power of its shareholders to amend any provisions of Article Eight, which deals with amendments, Article Four, which deals with cumulative voting, or Article Five, which deals with the election and term of directors.



COMPARISON OF NOTICE REQUIREMENTS OF STOCKHOLDER'S MEETINGS



     World Access' bylaws provide that notice of a special meeting of stockholders must be timely given in writing not less than ten days or more than 60 days before to the meeting. The notice must state the purposes for which the meeting is called. The World Access bylaws require that board nominations be made by the board of directors or a stockholder who gives timely notice to the secretary of the company. To be timely, a stockholder's nomination notice must be received by World Access at least 120 days before the one-year anniversary of the date of the proxy statement in connection with the previous year's annual meeting of stockholders. A nominating stockholder's notice must be received by World Access no later than the close of business on the tenth day following the earlier of:



     - the day on which notice of the upcoming meeting was mailed or given to the World Access stockholders; or



     - the day on which public disclosure of the date of the upcoming meeting was made by World Access if:



      - no annual meeting was held in the previous year;



      - the date of the upcoming annual meeting has changed by more than 30 days from the date contemplated in the previous year's proxy statement; or



      - the upcoming meeting is not an annual meeting.



     The bylaws of WorldxChange provide that upon request in writing that a special meeting of shareholders be called for any proper purpose, notice will be given to shareholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than 35 or more than 60 days after receipt of the request. The notice will specify the general nature of the business to be transacted at the meeting, and no other business may be transacted at such meeting.

COMPARISON OF STOCKHOLDER APPROVAL OF CERTAIN BUSINESS COMBINATIONS



     World Access is subject to Section 203(a) of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, with certain exceptions, unless:



     - before such time, the board of directors of the corporation approved either the business combination or the transactions that resulted in the stockholder becoming an interested stockholder;



     - upon consummation of the transactions that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or



     - at or after such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.



     Section 203(c)(3) defines "business combinations" to include:



     - any merger or consolidation involving the corporation and (a) any interested stockholder, or (b) any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation, DGCL Section 203(a) is not applicable to the surviving entity;



     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, with certain exceptions;



     - any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;



     - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or



     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits, with certain exceptions, provided by or through the corporation.



     California law requires that holders of common stock receive common stock of the surviving company or parent company in a merger of the corporation with the holder of more than 50% but less than 90% of the target's or its affiliate's common stock unless all of the target company's shareholders consent to the transaction. This provision of California law may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish. Although Delaware law does not parallel California law in this respect, under some circumstances Section 203 provides similar protection to stockholders against coercive two-tiered bids for a corporation in which the stockholders are not treated equally.



COMPARISON OF INSPECTION OF SHAREHOLDER LIST



     Both Delaware and California law allow any shareholder to inspect and copy the shareholder list for a purpose reasonably related to such person's interest as a shareholder. Delaware law provides for inspection rights as to a list of stockholders entitled to vote at a meeting within a ten day period preceding a stockholders' meeting for any purpose germane to the meeting. California law provides, in addition, for an absolute right to inspect and copy the corporation's shareholder list by persons holding an aggregate of 5% or more of the corporation's voting shares, or shareholders holding an aggregate of 1% or more of such shares who have made certain filings with the Securities and Exchange Commission.

     World Access' bylaws mirror the Delaware statutory provisions with respect to inspection of shareholder lists. WorldxChange's bylaws mirror the California statutory provisions with respect to inspection of shareholder lists.



COMPARISON OF DIVIDENDS AND REPURCHASES OF SHARES



     Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.



     Under California law, a corporation may not make any distribution to its shareholders unless either:



     - the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution; or



     - immediately after giving effect to such distribution, the corporation's assets exclusive of goodwill, capitalized research and development expenses and deferred charges, would be at least equal to 1 1/4 times its liabilities and the corporation's current assets would be at least equal to its current liabilities or 1 1/4 times its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two fiscal years were less than the average interest expense for such years. Such tests are applied to California corporations on a consolidated basis.



COMPARISON OF DISSOLUTION RIGHTS



     Under Delaware law, unless the board of directors approves the proposal to dissolve, the dissolution must be unanimously approved by all the shareholders entitled to vote thereon. Only if the dissolution is initially approved by the board of directors may the dissolution be approved by a simple majority of the outstanding shares of the corporation's stock entitled to vote. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority (greater than a simple majority) voting requirement in connection with dissolutions. World Access' amended certificate of incorporation contains no such supermajority voting requirement.



     Under California law, shareholders holding 50% or more of the total voting power may authorize a corporation's dissolution, with or without the approval of the corporation's board of directors, and this right may not be modified by the articles of incorporation.

COMPARATIVE PER SHARE MARKET PRICE DATA FOR WORLD ACCESS, STAR AND WORLDXCHANGE



     The World Access common stock is traded on the Nasdaq National Market under the symbol "WAXS," and the STAR common stock is traded on the Nasdaq National Market under the symbol "STRX." WorldxChange's capital stock has no established public trading market, and therefore has no public market price.


     The following table sets forth, for the calendar quarters indicated, the high and low sale prices per share of World Access common stock and STAR common stock as reported on the Nasdaq National Market.


                                                                WORLD ACCESS            STAR
                                                                COMMON STOCK        COMMON STOCK
                                                              -----------------   -----------------
                                                               HIGH       LOW      HIGH       LOW
                                                              -------   -------   -------   -------
Year Ended December 31, 1998:
  First Quarter.............................................   33 1/2    21 5/8    28 3/64   13 29/32
  Second Quarter............................................   40        25 3/8    37 3/8    19 3/8
  Third Quarter.............................................   30 15/16  18 3/4    23         9 11/16
  Fourth Quarter............................................   24 3/4    12        18         7 1/8
Year Ended December 31, 1999:
  First Quarter.............................................   22 3/4     6 3/8    15 3/4     9 5/8
  Second Quarter............................................   14 3/8     7 1/2    11 7/8     7 7/16
  Third Quarter.............................................   16 3/16   10 5/16    8 7/16    5 1/4
  Fourth Quarter............................................   22 1/4    10 5/16    8 51/64   4 11/16
Year Ending December 31, 2000:
  First Quarter.............................................   26 7/8    17 1/4     8 3/8     5 1/2
  Second Quarter............................................   20         9 1/4     5 11/16   1 13/16
  Third Quarter (through August 01, 2000)...................   11 3/8     8 5/8     2 7/8     2 1/2



     The following table sets forth the closing prices per share of World Access common stock and STAR common stock as reported on the Nasdaq National Market on
(i) December 20, 1999, the business day preceding public announcement that World Access and STAR had signed a letter of intent to merge and (ii) August 1, 2000, the last full trading day for which closing prices were available at the time of the printing of this joint proxy statement/prospectus. This table also sets forth the equivalent price per share of STAR common stock on those dates. The equivalent price per share is equal to the closing price of a share of World Access common stock on that date multiplied by .386595, the number of shares of World Access common stock to be issued in exchange for each share of STAR common stock, assuming no adjustment to the exchange ratio as provided for in the STAR merger agreement in connection with the PT-1 sale.



                                                                     WORLD ACCESS
                                                         STAR           COMMON       EQUIVALENT PER
                                                     COMMON STOCK       STOCK         SHARE PRICE
                                                     ------------    ------------    --------------
December 20, 1999..................................       $8 7/8         $20 1/2           $8
August 1, 2000.....................................        2 1/2           8 11/16          3 5/14


     STAR and World Access believe that the STAR common stock presently trades on the basis of the value of the World Access common stock expected to be issued in exchange for the STAR common stock in the STAR merger, discounted primarily for the uncertainties associated with the STAR merger. Apart from the publicly disclosed information concerning World Access which is included in, or incorporated by reference into, this joint proxy statement/prospectus, World Access cannot state with certainty what factors account for changes in the market price of the World Access common stock.

     STAR stockholders are advised to obtain current market quotations for World Access common stock and STAR common stock. No assurance can be given as to the market prices of World Access common stock or STAR common stock at any time before the completion of the STAR merger or as to the market price of World Access common stock at any time after the completion of the STAR merger.

     World Access and STAR have never paid cash dividends on their respective shares of capital stock. Pursuant to the STAR merger agreement, STAR has agreed not to pay cash dividends pending the consummation of the STAR merger without the written consent of World Access.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS



     The following Unaudited Pro Forma Condensed Combined Financial Statements of World Access give effect to several transactions, under seven different scenarios, that World Access has completed or are currently contemplated as follows:



Scenario 1:    World Access acquires  STAR, WorldxChange and TelDaFax.
Scenario 2:    World Access acquires  STAR and WorldxChange.
Scenario 3:    World Access acquires  STAR and TelDaFax.
Scenario 4:    World Access acquires  WorldxChange and TelDaFax.
Scenario 5:    World Access acquires  STAR.
Scenario 6:    World Access acquires  WorldxChange.
Scenario 7:    World Access acquires  TelDaFax.



     The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 1999 under all three scenarios also give effect to (i) the FaciliCom acquisition, (ii) the Comm/Net acquisition and (iii) the LDI acquisition as if each of the acquisitions had occurred on January 1, 1999. The Unaudited Pro Forma Condensed Combined Balance Sheets as of March 31, 2000 under all seven scenarios gives effect to the STAR, WorldxChange and TelDaFax acquisitions as if each acquisition had occurred on March 31, 2000. The Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2000 under all seven scenarios also give effect to the LDI acquisitions as if the acquisition had occurred on January 1, 1999.



     On June 14, 2000, World Access entered into a definitive agreement pursuant to which it agreed to acquire a majority share in TelDaFax in a series of transactions. TelDaFax is a leading facilities-based provider of bundled fixed line, wireless, Internet and e-Commerce services to business and residential customers in Germany. Pursuant to the terms of the agreement, World Access has agreed to buy the 33% interest in TelDaFax held by investment pools advised by Apax Partners & Co. (the "Apax Acquisition") by issuing World Access common stock at an exchange ratio of 1.025 shares of World Access for each share of TelDaFax (the "Exchange Ratio"). In addition, World Access intends to make a tender offer (the "Tender Offer") for all of the remaining shares of TelDaFax at the Exchange Ratio. World Access also will contribute certain of its German businesses to TelDaFax in exchange for newly issued TelDaFax shares (the "Contribution").



     The completion of these transactions (the "Transactions") is subject to, among other things, acquisitions by World Access in the Transactions of no less than 50.1% of the fully diluted shares outstanding of TelDaFax on a pro forma basis, certain regulatory approvals, including antitrust approval in Germany, and the approval of the shareholders of World Access. The closing of the Apax Acquisition, the Tender Offer and the Contribution will occur simultaneously. The Transactions are anticipated to close around the end of the third quarter. Concurrent with the Transactions, World Access intends to apply for listing on one or more European stock exchanges, including the Neuer Market in Germany.


     The proforma adjustments are based upon currently available information and upon certain assumptions that the management of World Access believes are reasonable. Each of the acquisition transactions above has been accounted for using the purchase method of accounting. The adjustments recorded in the Unaudited Pro Forma Condensed Combined Financial Statements represent the preliminary determination of these adjustments based upon available information. The total estimated purchase price of the transaction has been allocated on a preliminary basis to assets and liabilities based on management's estimate of their fair values. There can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the Unaudited Pro Forma Condensed Combined Financial Statements.


     The Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of the financial position or the future results of operations or results that might have been achieved if the foregoing acquisition transactions had been consummated as of the indicated dates. The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical consolidated financial statements of World Access, LDI, STAR, WorldxChange and TelDaFax and the related notes thereto. See "Incorporation of Certain Documents by Reference" and "Available Information."

                               WORLD ACCESS, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 2000
                                 (IN THOUSANDS)


                                                                               PRO FORMA
                                                                              WORLD ACCESS
                                          WORLD                    STAR         AND STAR                    WORLDXCHANGE
                                        ACCESS(29)   STAR(1)    ADJUSTMENTS     COMBINED     WORLDXCHANGE   ADJUSTMENTS
                                        ----------   --------   -----------   ------------   ------------   ------------
                                                         ASSETS
Cash and equivalents..................  $  333,047   $129,290    $      --     $  462,337     $   9,553       $     --
Short-term investments................      43,922      1,310           --         45,232            --             --
Restricted cash.......................      30,847         --           --         30,847            --             --
Accounts and notes receivable.........     260,053    104,341           --        364,394        92,172         (2,351)(17)
Prepaid expenses and other current
 assets...............................      29,835     19,620           --         49,455        26,217           (210)(17)
                                                                                                               (25,000)(11)
Net assets held for sale..............     104,705         --           --        104,705            --             --
Investments...........................      70,000         --           --         70,000            --             --
                                        ----------   --------    ---------     ----------     ---------       --------
       Total Current Assets...........     872,409    254,561           --      1,126,970       127,942        (27,561)
                                        ----------   --------    ---------     ----------     ---------       --------
Property and equipment................     154,250    268,750      (94,000)(2)    329,000       195,923         (6,500)(11)
                                                                                                               (68,000)(11)
Goodwill..............................   1,081,172      1,291       (1,291)(4)  1,321,562        78,908        (78,908)(13)
                                                                   240,390(2)          --                      549,511(11)
Other assets..........................      64,854     10,622        3,300(2)      78,776        19,739         29,500(11)
                                        ----------   --------    ---------     ----------     ---------       --------
       Total Assets...................  $2,172,685   $535,224    $ 148,399     $2,856,308     $ 422,512       $398,042
                                        ==========   ========    =========     ==========     =========       ========

                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt.......................  $   74,722   $ 42,299    $      --     $  117,021     $ 174,142       $ (2,351)(17)
                                                                                                               (25,000)(11)
Accounts payable......................     228,721    258,136      (77,435)(6)    409,422       173,175         (2,347)(15)
Other accrued liabilities.............     101,730      8,533        3,000(2)     113,263        49,302          3,000(11)
                                                                                                                  (210)(17)
                                        ----------   --------    ---------     ----------     ---------       --------
       Total Current Liabilities......     405,173    308,968      (74,435)       639,706       396,619        (26,908)
Long-term debt........................     413,989     38,567           --        452,556        71,434             --
Other long-term liabilities...........         652     39,118           --         39,770         6,248             --
                                        ----------   --------    ---------     ----------     ---------       --------
       Total Liabilities..............     819,814    386,653      (74,435)     1,132,032       474,301        (26,908)
                                        ----------   --------    ---------     ----------     ---------       --------
Minority interests....................          --         --           --             --            --             --
Stockholders' Equity (Deficit):
Preferred stock.......................           6         --           --              6        78,658        (78,658)(14)
Common stock..........................         597         58          (58)(5)        891        99,378        (99,378)(14)
                                                                       227(2)                                      298(11)
                                                                        67(6)                                        2(15)
Additional paid in capital............   1,422,619    365,903     (365,903)(5)  1,793,730            --        352,804(11)
                                                                   285,604(2)                                   17,712(11)
                                                                     8,139(2)                                    2,345(15)
                                                                    77,368(6)
Deferred compensation.................          --     (1,985)       1,985(5)          --            --             --
Notes receivable from shareholders....          --     (3,785)       3,785(5)          --        (1,888)         1,888(14)
Accumulated other comprehensive
 loss.................................      (4,368)    (7,646)       7,646(5)      (4,368)       (6,860)         6,860(14)
Accumulated deficit...................     (65,983)  (203,974)     203,974(5)     (65,983)     (221,077)       221,077(14)
                                        ----------   --------    ---------     ----------     ---------       --------
       Total Stockholders' Equity
         (Deficit)....................   1,352,871    148,571      222,834      1,724,276       (51,789)       424,950
                                        ----------   --------    ---------     ----------     ---------       --------
       Total Liabilities and
         Stockholders' Equity.........  $2,172,685   $535,224    $ 148,399     $2,856,308     $ 422,512       $398,042
                                        ==========   ========    =========     ==========     =========       ========

                                          PRO FORMA                                  PRO FORMA
                                        WORLD ACCESS,                              WORLD ACCESS,
                                          STAR AND                               STAR, WORLDXCHANGE
                                        WORLDXCHANGE    TELDAFAX    TELDAFAX        AND TELDAFAX
                                          COMBINED        (21)     ADJUSTMENTS        COMBINED
                                        -------------   --------   -----------   ------------------
                                           ASSETS
Cash and equivalents..................   $  471,890     $ 50,970    $     --         $  522,860
Short-term investments................       45,232           --          --             45,232
Restricted cash.......................       30,847           --          --             30,847
Accounts and notes receivable.........      454,215       38,101          --            492,316
Prepaid expenses and other current
 assets...............................       50,462       25,173          --             75,635
Net assets held for sale..............      104,705           --          --            104,705
Investments...........................       70,000           --          --             70,000
                                         ----------     --------    --------         ----------
       Total Current Assets...........    1,227,351      114,244          --          1,341,595
                                         ----------     --------    --------         ----------
Property and equipment................      450,423       68,244     (24,000)(22)       494,667
Goodwill..............................    1,871,073       10,304     (10,304)(24)     2,192,242
                                                                     321,169(22)
Other assets..........................      128,015       13,723      24,000(22)        165,738
                                         ----------     --------    --------         ----------
       Total Assets...................   $3,676,862     $206,515    $310,865         $4,194,242
                                         ==========     ========    ========         ==========

                                         LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt.......................   $  263,812     $  7,101    $     --         $  270,913
Accounts payable......................      580,250       81,585          --            661,835
Other accrued liabilities.............      165,355        6,997       5,000(22)        177,352
                                         ----------      -------    --------         ----------
       Total Current Liabilities......    1,009,417       95,683       5,000          1,110,100
Long-term debt........................      523,990       20,907          --            544,897
Other long-term liabilities...........       46,018          349          --             46,367
                                         ----------      -------    --------         ----------
       Total Liabilities..............    1,579,425      116,939       5,000          1,701,364
                                         ----------      -------    --------         ----------
Minority interests....................           --         (548)         --               (548)
Stockholders' Equity (Deficit):
Preferred stock.......................            6           --          --                  6
Common stock..........................        1,191       84,017     (84,017)(25)         1,538
                                                                         347(22)
Additional paid in capital............    2,166,591        7,710      (7,710)(25)     2,562,233
                                                                     395,642(22)
Deferred compensation.................           --           --          --                 --
Notes receivable from shareholders....           --           --          --                 --
Accumulated other comprehensive
 loss.................................       (4,368)          --          --             (4,368)
Accumulated deficit...................      (65,983)      (1,603)      1,603(25)        (65,983)
                                         ----------      -------    --------         ----------
       Total Stockholders' Equity
         (Deficit)....................    2,097,437       90,124     305,865          2,493,426
                                         ----------      -------    --------         ----------
       Total Liabilities and
         Stockholders' Equity.........   $3,676,862     $206,515    $310,865         $4,194,242
                                         ==========     ========    ========         ==========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                            PRO FORMA
                                                                           WORLD ACCESS
                                  PRO FORMA                     STAR         AND STAR                        WORLDXCHANGE
                               WORLD ACCESS(29)   STAR(1)    ADJUSTMENTS     COMBINED     WORLDXCHANGE(10)   ADJUSTMENTS
                               ----------------   --------   -----------   ------------   ----------------   ------------
Service revenues                   $264,220       $124,543     $(5,873)(7)   $382,890         $148,276         $ (4,642)(16)
Operating expense:
Cost of services (exclusive
 of depreciation and
 amortization shown
 separately below)...........       233,880        111,819      (5,873)(7)    339,826          117,663           (4,642)(16)
Selling, general and
 administrative..............        28,587         19,875          --         48,462           35,802               --
Depreciation and
 amortization................        21,782         11,573         458(3)      30,621           12,450            5,941(12)
                                                                (3,357)(3)                                         (325)(11)
                                                                   165(3)                                        (2,429)(12)
                                                                                                                  1,475(12)
Provision for doubtful
 accounts....................         3,281          1,214          --          4,495            5,353               --
                                   --------        -------     -------       --------         --------         --------
      Total operating
        expenses.............       287,530        144,481      (8,607)       423,404          171,268               20
                                   --------        -------     -------       --------         --------         --------
      Operating loss.........       (23,310)       (19,938)      2,734        (40,514)         (22,992)          (4,662)
Interest and other income....         6,361         10,823          --         17,184               --               --
Interest and other expense...       (15,762)          (930)         --        (16,692)          (7,840)              --
Foreign exchange loss........           438             --          --            438               --               --
                                   --------        -------     -------       --------         --------         --------
      Loss from continuing
        operations before
        income taxes and
        minority interests...       (32,273)       (10,045)      2,734        (39,584)         (30,832)          (4,662)
Provision (benefit) for
 income taxes................        (1,550)        (3,163)      1,309(8)      (3,404)              --              524(18)
                                   --------        -------     -------       --------         --------         --------
      Loss from continuing
        operations before
        minority interests...       (30,723)        (6,882)      1,425        (36,180)         (30,832)          (5,186)
Minority interests...........            --             --          --             --               --               --
                                   --------        -------     -------       --------         --------         --------
      Loss from continuing
        operations...........       (30,723)        (6,882)      1,425        (36,180)         (30,832)          (5,186)
Preferred stock dividends....          (632)            --          --           (632)              --               --
                                   --------        -------     -------       --------         --------         --------
      Loss from continuing
        operations available
        to common
        stockholders.........      $(31,355)       $(6,882)    $ 1,425       $(36,812)        $(30,832)        $ (5,186)
                                   ========        =======     =======       ========         ========         ========
Loss per common share from
 continuing operations:
 Basic.......................      $  (0.57)
                                   ========
 Diluted.....................      $  (0.57)
                                   ========
Weighted average shares
 outstanding:
 Basic.......................        55,189
                                   ========
 Diluted.....................        55,189
                                   ========

                                 PRO FORMA
                               WORLD ACCESS,                                 PRO FORMA
                                 STAR AND                                WORLD ACCESS, STAR
                               WORLDXCHANGE    TELDAFAX    TELDAFAX       WORLDXCHANGE AND
                                 COMBINED        (21)     ADJUSTMENTS    TELDAFAX COMBINED
                               -------------   --------   -----------    ------------------
Service revenues                 $526,524      $84,187     $ (1,357)(26)      $609,354
Operating expense:
Cost of services (exclusive
 of depreciation and
 amortization shown
 separately below)...........     452,847       69,468       (1,357)(26)       520,958
Selling, general and
 administrative..............      84,264       11,859           --             96,123
Depreciation and
 amortization................      47,733        5,359        3,529(23)         56,964
                                                               (857)(23)
                                                              1,200(23)
Provision for doubtful
 accounts....................       9,848          557           --             10,405
                                 --------      --------    --------           --------
      Total operating
        expenses.............     594,692       87,243        2,515            684,450
                                 --------      --------    --------           --------
      Operating loss.........     (68,168)      (3,056)      (3,872)           (75,096)
Interest and other income....      17,184          504           --             17,688
Interest and other expense...     (24,532)        (363)          --            (24,895)
Foreign exchange loss........         438           --           --                438
                                 --------      --------    --------           --------
      Loss from continuing
        operations before
        income taxes and
        minority interests...     (75,078)      (2,915)      (3,872)           (81,865)
Provision (benefit) for
 income taxes................      (2,880)      (1,497)        (141)(27)        (4,518)
                                 --------      --------    --------           --------
      Loss from continuing
        operations before
        minority interests...     (72,198)      (1,418)      (3,731)           (77,347)
Minority interests...........          --          635           --                635
                                 --------      --------    --------           --------
      Loss from continuing
        operations...........     (72,198)        (783)      (3,731)           (76,712)
Preferred stock dividends....        (632)          --           --               (632)
                                 --------      --------    --------           --------
      Loss from continuing
        operations available
        to common
        stockholders.........    $(72,830)     $  (783)    $ (3,731)          $(77,344)
                                 ========      ========    ========           ========
Loss per common share from
 continuing operations:
 Basic.......................                                                 $  (0.51)(9)(19)(28)
                                                                              ========
 Diluted.....................                                                 $  (0.51)(9)(19)(28)
                                                                              ========
Weighted average shares
 outstanding:
 Basic.......................                                                  152,379(9)(19)(28)
                                                                              ========
 Diluted.....................                                                  152,379(9)(19)(28)
                                                                              ========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                           PRO FORMA
                                                                          WORLD ACCESS
                                 PRO FORMA                     STAR         AND STAR
                              WORLD ACCESS(29)   STAR(1)    ADJUSTMENTS     COMBINED     WORLDXCHANGE(10)
                              ----------------   --------   -----------   ------------   ----------------
Service revenues                 $1,019,553     $616,469     $(17,949)(7)  $1,618,073       $ 607,035
Operating expense:
Cost of services (exclusive
 of depreciation and
 amortization shown
 separately below)..........        905,936      537,895      (17,949)(7)   1,425,882         477,317
Selling, general and
 administrative.............        132,251       91,302           --         223,553         168,028
Depreciation and
 amortization...............         93,252       38,975        3,485(3)      122,943          43,304
                                                              (13,429)(3)
                                                                  660(3)
Provision for doubtful
 accounts...................         13,980       16,944           --          30,924          25,042
Merger expense..............             --        1,867           --           1,867              --
Restructuring and other
 special charges............         44,187           --           --          44,187              --
                                 ----------      --------    --------      ----------       ---------
   Total operating
    expenses................      1,189,606      686,983      (27,233)      1,849,356         713,691
                                 ----------      --------    --------      ----------       ---------
   Operating loss...........       (170,053)     (70,514)       9,284        (231,283)       (106,656)
Interest and other income...         10,822        3,230           --          14,052              --
Interest and other
 expense....................        (58,208)      (6,194)          --         (64,402)        (25,385)
Foreign exchange loss.......         (2,369)          --           --          (2,369)             --
                                 ----------      --------    --------      ----------       ---------
   Loss from continuing
    operations before income
    taxes and minority
    interests...............       (219,808)     (73,478)       9,284        (284,002)       (132,041)
Provision (benefit) for
 income taxes...............         (6,999)     (11,041)       5,235(8)      (12,805)             --
                                 ----------      --------    --------      ----------       ---------
   Loss from continuing
    operations before
    minority interest.......       (212,809)     (62,437)       4,049        (271,197)       (132,041)
Minority interest...........             --           --           --              --           1,614
                                 ----------      --------    --------      ----------       ---------
   Loss from continuing
    operations..............       (212,809)     (62,437)       4,049        (271,197)       (130,427)
Preferred stock dividends...         (2,461)          --           --          (2,461)             --
                                 ----------      --------    --------      ----------       ---------
   Loss from continuing
    operations available to
    common stockholders.....     $ (215,270)     $(62,437)   $  4,049      $ (273,658)      $(130,427)
                                 ==========      ========    ========      ==========       =========
Loss per common share from
 continuing operations:
 Basic......................     $    (4.25)
                                 ==========
 Diluted....................     $    (4.25)
                                 ==========
Weighted average shares
 outstanding:
 Basic......................         50,634
                                 ==========
 Diluted....................         50,634
                                 ==========

                                                PRO FORMA                                        PRO FORMA
                                              WORLD ACCESS,                                    WORLD ACCESS,
                                                STAR AND                                           STAR
                              WORLDXCHANGE    WORLDXCHANGE       TELDAFAX    TELDAFAX        WORLDXCHANGE AND
                              ADJUSTMENTS       COMBINED           (21)     ADJUSTMENTS      TELDAFAX COMBINED
                              ------------    -------------      --------   -----------      -----------------
Service revenues                $(25,601)(16)  $2,199,507       $364,039     $ (8,914)(26)      $2,554,632
Operating expense:
Cost of services (exclusive
 of depreciation and
 amortization shown
 separately below)..........     (25,601)(16)   1,877,598        304,810       (8,914)(26)       2,173,494
Selling, general and
 administrative.............          --          391,581         44,077           --              435,658
Depreciation and
 amortization...............       8,835(12)      169,968         18,369       15,453(23)          205,161
                                  (1,300)(11)                                  (3,429)(23)
                                  (9,714)(12)                                   4,800(23)
                                   5,900(12)
Provision for doubtful
 accounts...................          --           55,966          4,681           --               60,647
Merger expense..............          --            1,867             --           --                1,867
Restructuring and other
 special charges............          --           44,187             --           --               44,187
                                --------       ----------        --------    --------           ----------
   Total operating
    expenses................     (21,880)       2,541,167        371,937        7,910            2,921,014
                                --------       ----------        --------    --------           ----------
   Operating loss...........      (3,721)        (341,660)        (7,898)     (16,824)            (366,382)
Interest and other income...          --           14,052          2,469           --               16,521
Interest and other
 expense....................          --          (89,787)        (2,171)          --              (91,958)
Foreign exchange loss.......          --           (2,369)            --           --               (2,369)
                                --------       ----------        --------    --------           ----------
   Loss from continuing
    operations before income
    taxes and minority
    interests...............      (3,721)        (419,764)        (7,600)     (16,824)            (444,188)
Provision (benefit) for
 income taxes...............       2,097(18)      (10,708)        (3,830)        (562)(27)         (15,100)
                                --------       ----------        --------    --------           ----------
   Loss from continuing
    operations before
    minority interest.......      (5,818)        (409,056)        (3,770)     (16,262)            (429,088)
Minority interest...........          --            1,614            774           --                2,388
                                --------       ----------        --------    --------           ----------
   Loss from continuing
    operations..............      (5,818)        (407,442)        (2,996)     (16,262)            (426,700)
Preferred stock dividends...          --           (2,461)            --           --               (2,461)
                                --------       ----------        --------    --------           ----------
   Loss from continuing
    operations available to
    common stockholders.....    $ (5,818)      $ (409,903)       $(2,996)    $(16,262)          $ (429,161)
                                ========       ==========        ========    ========           ==========
Loss per common share from
 continuing operations:
 Basic......................                                                                    $    (2.90) (9)(19)(28)
                                                                                                ==========
 Diluted....................                                                                    $    (2.90) (9)(19)(28)
                                                                                                ==========
Weighted average shares
 outstanding:
 Basic......................                                                                       147,824(9)(19)(28)
                                                                                                ==========
 Diluted....................                                                                       147,824(9)(19)(28)
                                                                                                ==========

                               WORLD ACCESS, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 2000
                                 (IN THOUSANDS)


                                                                                                                      PRO FORMA
                                                                       PRO FORMA                                    WORLD ACCESS,
                                                                      WORLD ACCESS                                    STAR AND
                                  WORLD                    STAR         AND STAR                    WORLDXCHANGE    WORLDXCHANGE
                                ACCESS(29)   STAR(1)    ADJUSTMENTS     COMBINED     WORLDXCHANGE   ADJUSTMENTS       COMBINED
                                ----------   --------   -----------   ------------   ------------   ------------    -------------
                                                             ASSETS
Cash and equivalents..........  $  333,047   $129,290    $      --     $  462,337     $   9,553       $     --       $  471,890
Short-term investments........      43,922      1,310           --         45,232            --             --           45,232
Restricted cash...............      30,847         --           --         30,847            --             --           30,847
Accounts and notes
 receivable...................     260,053    104,341           --        364,394        92,172         (2,351)(17)     454,215
Prepaid expenses and other
 current assets...............      29,835     19,620           --         49,455        26,217           (210)(17)      50,462
                                                                                                       (25,000)(11)
Net assets held for sale......     104,705         --           --        104,705            --             --          104,705
Investments...................      70,000         --           --         70,000            --             --           70,000
                                ----------   --------    ---------     ----------     ---------       --------       ----------
       Total Current Assets...     872,409    254,561           --      1,126,970       127,942        (27,561)       1,227,351
                                ----------   --------    ---------     ----------     ---------       --------       ----------
Property and equipment, net...     154,250    268,750      (94,000)(2)    329,000       195,923         (6,500)(11)     450,423
                                                                                                       (68,000)(11)
Goodwill......................   1,081,172      1,291       (1,291)(4)  1,321,562        78,908        (78,908)(13)   1,871,073
                                                           240,390(2)                                  549,511(11)
Other assets..................      64,854     10,622        3,300(2)      78,776        19,739         29,500(11)      128,015
                                ----------   --------    ---------     ----------     ---------       --------       ----------
       Total Assets...........  $2,172,685   $535,224    $ 148,399     $2,856,308     $ 422,512       $398,042       $3,676,862
                                ==========   ========    =========     ==========     =========       ========       ==========
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt...............  $   74,722   $ 42,299     $     --     $  117,021     $ 174,142       $ (2,351)(17)  $  263,812
                                                                                                       (25,000)(11)
Accounts payable..............     228,721    258,136      (77,435)(6)    409,422       173,175         (2,347)(15)     580,250
Other accrued liabilities.....     101,730      8,533        3,000(2)     113,263        49,302          3,000(11)      165,355
                                                                                                          (210)(17)
                                ----------   --------    ---------     ----------     ---------       --------       ----------
       Total Current
         Liabilities..........     405,173    308,968      (74,435)       639,706       396,619        (26,908)       1,009,417
Long-term debt................     413,989     38,567           --        452,556        71,434             --          523,990
Other long-term liabilities...         652     39,118           --         39,770         6,248             --           46,018
                                ----------   --------    ---------     ----------     ---------       --------       ----------
       Total Liabilities......     819,814    386,653      (74,435)     1,132,032       474,301        (26,908)       1,579,425
                                ----------   --------    ---------     ----------     ---------       --------       ----------
Stockholders' Equity
 (Deficit):
Preferred stock...............           6         --            --             6        78,658        (78,658)(14)           6
Common stock..................         597         58          (58)(5)        891        99,378        (99,378)(14)       1,191
                                                               227(2)                                      298(11)
                                                                67(6)                                        2(15)
Additional paid in capital....   1,422,619    365,903     (365,903)(5)  1,793,730            --        352,804(11)    2,166,591
                                                           285,604(2)                                   17,712(11)
                                                             8,139(2)                                    2,345(15)
                                                            77,368(6)
Deferred compensation.........          --     (1,985)       1,985(5)          --            --             --               --
Notes receivable from
 shareholders.................          --     (3,785)       3,785(5)          --        (1,888)         1,888(14)           --
Accumulated other
 comprehensive loss...........      (4,368)    (7,646)       7,646(5)      (4,368)       (6,860)         6,860(14)       (4,368)
Accumulated deficit...........     (65,983)  (203,974)     203,974(5)     (65,983)     (221,077)       221,077(14)      (65,983)
                                ----------   --------    ---------     ----------     ---------       --------       ----------
       Total Stockholders'
         Equity (Deficit).....   1,352,871    148,571      222,834      1,724,276       (51,789)       424,950        2,097,437
                                ----------   --------    ---------     ----------     ---------       --------       ----------
       Total Liabilities and
         Stockholders'
         Equity...............  $2,172,685   $535,224    $ 148,399     $2,856,308     $ 422,512       $398,042       $3,676,862
                                ==========   ========    =========     ==========     =========       ========       ==========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             PRO FORMA
                                                                            WORLD ACCESS
                                   PRO FORMA                     STAR         AND STAR                        WORLDXCHANGE
                                WORLD ACCESS(29)   STAR(1)    ADJUSTMENTS     COMBINED     WORLDXCHANGE(10)   ADJUSTMENTS
                                ----------------   --------   -----------   ------------   ----------------   ------------
Service revenues                    $264,220       $124,543     $(5,873)(7)   $382,890         $148,276         $ (4,642)(16)
Operating expense:
Cost of services (exclusive of
  depreciation and
  amortization shown
  separately below)...........       233,880        111,819      (5,873)(7)    339,826          117,663           (4,642)(16)
Selling, general and
  administrative..............        28,587         19,875          --         48,462           35,802               --
Depreciation and
  amortization................        21,782         11,573         458(3)      30,621           12,450            5,941(12)
                                                                 (3,357)(3)                                         (325)(11)
                                                                    165(3)                                        (2,429)(12)
                                                                                                                   1,475(12)
Provision for doubtful
  accounts....................         3,281          1,214          --          4,495            5,353               --
                                    --------        -------     -------       --------         --------         --------
        Total operating
          expenses............       287,530        144,481      (8,607)       423,404          171,268               20
                                    --------        -------     -------       --------         --------         --------
        Operating loss........       (23,310)       (19,938)      2,734        (40,514)         (22,992)          (4,662)
Interest and other income.....         6,361         10,823          --         17,184               --               --
Interest and other expense....       (15,762)          (930)         --        (16,692)          (7,840)              --
Foreign exchange loss.........           438             --          --            438               --               --
                                    --------        -------     -------       --------         --------         --------
        Loss from continuing
          operations before
          income taxes........       (32,273)       (10,045)      2,734        (39,584)         (30,832)          (4,662)
Provision benefit for income
  taxes.......................        (1,550)        (3,163)      1,309(8)      (3,404)              --              524(18)
                                    --------        -------     -------       --------         --------         --------
        Loss from continuing
          operations..........       (30,723)        (6,882)      1,425        (36,180)         (30,832)          (5,186)
Preferred stock dividends.....          (632)            --          --           (632)              --               --
                                    --------        -------     -------       --------         --------         --------
        Loss from continuing
          operations available
          to common
          stockholders........      $(31,355)       $(6,882)    $ 1,425       $(36,812)        $(30,832)        $ (5,186)
                                    ========        =======     =======       ========         ========         ========
Loss per common share from
  continuing operations:
  Basic.......................      $  (0.57)
                                    ========
  Diluted.....................      $  (0.57)
                                    ========
Weighted average shares
  outstanding:
  Basic.......................        55,189
                                    ========
  Diluted.....................        55,189
                                    ========

                                  PRO FORMA
                                WORLD ACCESS,
                                  STAR AND
                                WORLDXCHANGE
                                  COMBINED
                                -------------
Service revenues                  $526,524
Operating expense:
Cost of services (exclusive of
  depreciation and
  amortization shown
  separately below)...........     452,847
Selling, general and
  administrative..............      84,264
Depreciation and
  amortization................      47,733
Provision for doubtful
  accounts....................       9,848
                                  --------
        Total operating
          expenses............     594,692
                                  --------
        Operating loss........     (68,168)
Interest and other income.....      17,184
Interest and other expense....     (24,532)
Foreign exchange loss.........         438
                                  --------
        Loss from continuing
          operations before
          income taxes........     (75,078)
Provision benefit for income
  taxes.......................      (2,880)
                                  --------
        Loss from continuing
          operations..........     (72,198)
Preferred stock dividends.....        (632)
                                  --------
        Loss from continuing
          operations available
          to common
          stockholders........    $(72,830)
                                  ========
Loss per common share from
  continuing operations:
  Basic.......................    $  (0.62)(9)(19)
                                  ========
  Diluted.....................    $  (0.62)(9)(19)
                                  ========
Weighted average shares
  outstanding:
  Basic.......................     117,704(9)(19)
                                  ========
  Diluted.....................     117,704(9)(19)
                                  ========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                 PRO FORMA
                                                                                WORLD ACCESS
                                       PRO FORMA                     STAR         AND STAR
                                    WORLD ACCESS(29)   STAR(1)    ADJUSTMENTS     COMBINED     WORLDXCHANGE(10)
                                    ----------------   --------   -----------   ------------   ----------------
Service revenues                       $1,019,553      $616,469    $(17,949)(7)  $1,618,073       $ 607,035
Operating expense:
Cost of services (exclusive of
  depreciation and amortization
  shown separately below).........        905,936       537,895     (17,949)(7)   1,425,882         477,317
Selling, general and
  administrative..................        132,251        91,302          --         223,553         168,028
Depreciation and amortization.....         93,252        38,975       3,485(3)      122,943          43,304
                                                                    (13,429)(3)
                                                                        660(3)
Provision for doubtful accounts...         13,980        16,944          --          30,924          25,042
Merger expense....................             --         1,867          --           1,867              --
Restructuring and other special
  charges.........................         44,187            --          --          44,187              --
                                       ----------      --------    --------      ----------       ---------
    Total operating expenses......      1,189,606       686,983     (27,233)      1,849,356         713,691
                                       ----------      --------    --------      ----------       ---------
    Operating loss................       (170,053)      (70,514)      9,284        (231,283)       (106,656)
Interest and other income.........         10,822         3,230          --          14,052              --
Interest and other expense........        (58,208)       (6,194)         --         (64,402)        (25,385)
Foreign exchange loss.............         (2,369)           --          --          (2,369)             --
                                       ----------      --------    --------      ----------       ---------
    Loss from continuing
      operations before income
      taxes and minority
      interests...................       (219,808)      (73,478)      9,284        (284,002)       (132,041)
Provision (benefit) for income
  taxes...........................         (6,999)      (11,041)      5,235(8)      (12,805)             --
                                       ----------      --------    --------      ----------       ---------
    Loss from continuing
      operations before minority
      interest....................       (212,809)      (62,437)      4,049        (271,197)       (132,041)
Minority interest.................             --            --          --              --           1,614
                                       ----------      --------    --------      ----------       ---------
    Loss from continuing
      operations..................       (212,809)      (62,437)      4,049        (271,197)       (130,427)
Preferred stock dividends.........         (2,461)           --          --          (2,461)             --
                                       ----------      --------    --------      ----------       ---------
    Loss from continuing
      operations available to
      common stockholders.........     $ (215,270)     $(62,437)   $  4,049      $ (273,658)      $(130,427)
                                       ==========      ========    ========      ==========       =========
Loss per common share from
  continuing operations:
  Basic...........................     $    (4.25)
                                       ==========
  Diluted.........................     $    (4.25)
                                       ==========
Weighted average shares
  outstanding:
  Basic...........................         50,634
                                       ==========
  Diluted.........................         50,634
                                       ==========

                                                      PRO FORMA
                                                    WORLD ACCESS,
                                                      STAR AND
                                    WORLDXCHANGE    WORLDXCHANGE
                                    ADJUSTMENTS       COMBINED
                                    ------------    -------------
Service revenues                      $(25,601)(16)  $2,199,507
Operating expense:
Cost of services (exclusive of
  depreciation and amortization
  shown separately below).........     (25,601)(16)   1,877,598
Selling, general and
  administrative..................          --          391,581
Depreciation and amortization.....       8,835(12)      169,968
                                        (1,300)(11)
                                        (9,714)(12)
                                         5,900(12)
Provision for doubtful accounts...          --           55,966
Merger expense....................          --            1,867
Restructuring and other special
  charges.........................          --           44,187
                                      --------       ----------
    Total operating expenses......     (21,880)       2,541,167
                                      --------       ----------
    Operating loss................      (3,721)        (341,660)
Interest and other income.........          --           14,052
Interest and other expense........          --          (89,787)
Foreign exchange loss.............          --           (2,369)
                                      --------       ----------
    Loss from continuing
      operations before income
      taxes and minority
      interests...................      (3,721)        (419,764)
Provision (benefit) for income
  taxes...........................       2,097(18)      (10,708)
                                      --------       ----------
    Loss from continuing
      operations before minority
      interest....................      (5,818)        (409,056)
Minority interest.................          --            1,614
                                      --------       ----------
    Loss from continuing
      operations..................      (5,818)        (407,442)
Preferred stock dividends.........          --           (2,461)
                                      --------       ----------
    Loss from continuing
      operations available to
      common stockholders.........    $ (5,818)      $ (409,903)
                                      ========       ==========
Loss per common share from
  continuing operations:
  Basic...........................                   $    (3.62)(9)(19)
                                                     ==========
  Diluted.........................                   $    (3.62)(9)(19)
                                                     ==========
Weighted average shares
  outstanding:
  Basic...........................                      113,149(9)(19)
                                                     ==========
  Diluted.........................                      113,149(9)(19)
                                                     ==========

                               WORLD ACCESS, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 2000
                                 (IN THOUSANDS)

                                                                     PRO FORMA
                                                                    WORLD ACCESS
                                                        STAR          AND STAR                     TELDAFAX
                       WORLD ACCESS(29)   STAR(1)    ADJUSTMENTS      COMBINED     TELDAFAX(21)   ADJUSTMENTS
                       ----------------   --------   -----------    ------------   ------------   -----------
                                                   ASSETS
Cash and
 equivalents.........     $  333,047      $129,290    $      --      $  462,337      $ 50,970      $     --
Short-term
 investments.........         43,922        1,310            --          45,232            --            --
Restricted cash......         30,847           --            --          30,847            --            --
Accounts and notes
 receivable..........        260,053      104,341            --         364,394        38,101            --
Prepaid expenses and
 other current
 assets..............         29,835       19,620            --          49,455        25,173            --
Net assets held for
 sale................        104,705           --            --         104,705            --            --
Investments..........         70,000           --            --          70,000            --            --
                          ----------      --------    ---------      ----------      --------      --------
       Total Current
         Assets......        872,409      254,561            --       1,126,970       114,244            --
                          ----------      --------    ---------      ----------      --------      --------
Property and
 equipment...........        154,250      268,750       (94,000)(2)     329,000        68,244       (24,000)(22)
Goodwill.............      1,081,172        1,291        (1,291)(4)   1,321,562        10,304       (10,304)(24)
                                                        240,390(2)                                  321,169(22)
Other assets.........         64,854       10,622         3,300(2)       78,776        13,723        24,000(22)
                          ----------      --------    ---------      ----------      --------      --------
       Total Assets..     $2,172,685      $535,224    $ 148,399      $2,856,308      $206,515      $310,865
                          ==========      ========    =========      ==========      ========      ========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt......     $   74,722      $42,299     $      --      $  117,021      $  7,101      $     --
Accounts payable.....        228,721      258,136       (77,435)(6)     409,422        81,585            --
Other accrued
 liabilities.........        101,730        8,533         3,000(2)      113,263         6,997         5,000(22)
                          ----------      --------    ---------      ----------      --------      --------
       Total Current
        Liabilities..        405,173      308,968       (74,435)        639,706        95,683         5,000
Long-term debt.......        413,989       38,567            --         452,556        20,907            --
Other long-term
 liabilities.........            652       39,118            --          39,770           349            --
                          ----------      --------    ---------      ----------      --------      --------
       Total
        Liabilities..        819,814      386,653       (74,435)      1,132,032       116,939         5,000
                          ----------      --------    ---------      ----------      --------      --------
Minority interests...             --           --            --              --          (548)           --
Stockholders' Equity
 (Deficit):
Preferred Stock......              6           --            --               6            --            --
Common stock.........            597           58           (58)(5)         891        84,017       (84,017)(25)
                                                            227(2)                                      347(22)
                                                             67(6)
Additional paid in
 capital.............      1,422,619      365,903      (365,903)(5)   1,793,730         7,710        (7,710)(25)
                                                        285,604(2)                                  395,642(22)
                                                          8,139(2)
                                                         77,368(6)
Deferred
 compensation........             --       (1,985)        1,985(5)           --            --            --
Notes receivable from
 shareholders........             --       (3,785)        3,785(5)           --            --            --
Accumulated other
 comprehensive loss..         (4,368)      (7,646)        7,646(5)       (4,368)           --            --
Accumulated
 deficit.............        (65,983)     (203,974)     203,974(5)      (65,983)       (1,603)        1,603(25)
                          ----------      --------    ---------      ----------      --------      --------
       Total
        Stockholders'
         Equity......      1,352,871      148,571       222,834       1,724,276        90,124       305,865
                          ----------      --------    ---------      ----------      --------      --------
       Total
         Liabilities
         and
        Stockholders'
         Equity......     $2,172,685      $535,224    $ 148,399      $2,856,308      $206,515      $310,865
                          ==========      ========    =========      ==========      ========      ========

                           PRO FORMA
                       WORLD ACCESS, STAR
                          AND TELDAFAX
                            COMBINED
                       ------------------
                             ASSETS
Cash and
 equivalents.........      $  513,307
Short-term
 investments.........          45,232
Restricted cash......          30,847
Accounts and notes
 receivable..........         402,495
Prepaid expenses and
 other current
 assets..............          74,628
Net assets held for
 sale................         104,705
Investments..........          70,000
                           ----------
       Total Current
         Assets......       1,241,214
                           ----------
Property and
 equipment...........         373,244
Goodwill.............       1,642,731
Other assets.........         116,499
                           ----------
       Total Assets..      $3,373,688
                           ==========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt......      $  124,122
Accounts payable.....         491,007
Other accrued
 liabilities.........         125,260
                           ----------
       Total Current
        Liabilities..         740,389
Long-term debt.......         473,463
Other long-term
 liabilities.........          40,119
                           ----------
       Total
        Liabilities..       1,253,971
                           ----------
Minority interests...            (548)
Stockholders' Equity
 (Deficit):
Preferred Stock......               6
Common stock.........           1,238
Additional paid in
 capital.............       2,189,372
Deferred
 compensation........              --
Notes receivable from
 shareholders........              --
Accumulated other
 comprehensive loss..          (4,368)
Accumulated
 deficit.............         (65,983)
                           ----------
       Total
        Stockholders'
         Equity......       2,120,265
                           ----------
       Total
         Liabilities
         and
        Stockholders'
         Equity......      $3,373,688
                           ==========

                               WORLD ACCESS, INC.


         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS


                   FOR THE THREE MONTHS ENDED MARCH 31, 2000


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                        PRO FORMA
                                                                                                       WORLD ACCESS
                                                             PRO FORMA                     STAR          AND STAR       TELDAFAX
                                                          WORLD ACCESS(29)   STAR(1)    ADJUSTMENTS      COMBINED         (21)
                                                          ----------------   --------   -----------    ------------     --------
Service revenues........................................     $  264,220      $124,543    $ (4,459)(7)    $384,304       $84,187
Operating expenses:
Cost of services (exclusive of depreciation and
  amortization shown separately below)..................        233,880       111,819      (4,459)(7)     341,240        69,468
Selling, general and administrative.....................         28,587        19,875          --          48,462        11,859
Depreciation and amortization...........................         21,782        11,573         458(3)       30,621         5,359
 ........................................................                                   (3,357)(3)
 ........................................................                                      165(3)
Provision for doubtful accounts.........................          3,281         1,214          --           4,495           557
                                                             ----------      --------    --------        --------       --------
         Total operating expenses.......................        287,530       144,481      (7,193)        424,818        87,243
                                                             ----------      --------    --------        --------       --------
         Operating loss.................................        (23,310)      (19,938)      2,734         (40,514)       (3,056)
                                                                                                                        --------
Interest and other income...............................          6,361        10,823          --          17,184           504
Interest and other expense..............................        (15,762)         (930)         --         (16,692)         (363)
Foreign exchange loss...................................            438            --          --             438            --
                                                             ----------      --------    --------        --------       --------
         Loss from continuing operations before income
           taxes and minority interests.................        (32,273)      (10,045)      2,734         (39,584)       (2,915)
Provision (benefit) for income taxes....................         (1,550)       (3,163)      1,309(8)       (3,404)       (1,497)
                                                             ----------      --------    --------        --------       --------
         Loss from continuing operations before minority
           interests....................................        (30,723)       (6,882)      1,425         (36,180)       (1,418)
Minority interests......................................             --            --          --              --           635
                                                             ----------      --------    --------        --------       --------
         Loss from continuing operations................        (30,723)       (6,882)      1,425         (36,180)         (783)
Preferred stock dividends...............................           (632)           --          --            (632)           --
                                                             ----------      --------    --------        --------       --------
         Loss from continuing operations available to
           common stockholders..........................     $  (31,355)     $ (6,882)   $  1,425        $(36,812)      $  (783)
                                                             ==========      ========    ========        ========       ========
Loss per common share from continuing operations:
  Basic.................................................     $    (0.57)
                                                             ==========
  Diluted...............................................     $    (0.57)
                                                             ==========
Weighted average shares outstanding:
  Basic.................................................         55,189
                                                             ==========
  Diluted...............................................         55,189
                                                             ==========

                                                                          PRO FORMA
                                                                            WORLD
                                                                           ACCESS,
                                                                            STAR &
                                                           TELDAFAX        TELDAFAX
                                                          ADJUSTMENTS      COMBINED
                                                          -----------    ------------
Service revenues........................................   $ (1,357)(26)   $467,134
Operating expenses:
Cost of services (exclusive of depreciation and
  amortization shown separately below)..................     (1,357)(26)    409,351
Selling, general and administrative.....................         --          60,321
Depreciation and amortization...........................      3,529(23)      39,852
 ........................................................       (857)(23)
 ........................................................      1,200(23)
Provision for doubtful accounts.........................         --           5,052
                                                           --------        --------
         Total operating expenses.......................      2,515         514,576
                                                           --------        --------
         Operating loss.................................     (3,872)        (47,442)
                                                           --------        --------
Interest and other income...............................         --          17,688
Interest and other expense..............................         --         (17,055)
Foreign exchange loss...................................         --             438
                                                           --------        --------
         Loss from continuing operations before income
           taxes and minority interests.................     (3,872)        (46,371)
Provision (benefit) for income taxes....................       (141)(27)     (5,042)
                                                           --------        --------
         Loss from continuing operations before minority
           interests....................................     (3,731)        (41,329)
Minority interests......................................         --             635
                                                           --------        --------
         Loss from continuing operations................     (3,731)        (40,694)
Preferred stock dividends...............................         --            (632)
                                                           --------        --------
         Loss from continuing operations available to
           common stockholders..........................   $ (3,731)       $(41,326)
                                                           ========        ========
Loss per common share from continuing operations:
  Basic.................................................                   $  (0.34)(9)(28)
                                                                           ========
  Diluted...............................................                   $  (0.34)(9)(28)
                                                                           ========
Weighted average shares outstanding:
  Basic.................................................                    120,357(9)(28)
                                                                           ========
  Diluted...............................................                    120,357(9)(28)
                                                                           ========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                                   PRO FORMA
                                                                      PRO FORMA                                  WORLD ACCESS,
                                                                     WORLD ACCESS                                  STAR AND
                               PRO FORMA                  STAR         AND STAR     TELDAFAX     TELDAFAX          TELDAFAX
                            WORLD ACCESS(29) STAR(1)   ADJUSTMENTS     COMBINED       (21)      ADJUSTMENTS        COMBINED
                            ---------------- --------  -----------   ------------   --------    -----------      -------------
Service revenues..........     $1,019,553    $616,469   $(17,949)(7)  $1,618,073    $364,039    $   (8,914)(26)   $1,973,198
Operating expenses:
Cost of services
  (exclusive of
  depreciation and
  amortization shown
  separately below).......        905,936     537,895    (17,949)(7)   1,425,882    304,810         (8,914)(26)    1,721,778
Selling, general and
  administrative..........        132,251      91,302         --         223,553     44,077             --           267,630
Depreciation and
  amortization............         93,252      38,975    3,485(3)        122,943     18,369         15,453(23)       158,136
                                                         (13,429)(3)                                (3,429)(23)
                                                             660(3)                                  4,800(23)
Provision for doubtful
  accounts................         13,980      16,944         --          30,924      4,681             --            35,605
Merger expense............             --       1,867         --           1,867         --             --             1,867
Restructuring and other
  special charges.........         44,187          --         --          44,187         --             --            44,187
                               ----------    --------   --------      ----------    --------    ----------        ----------
    Total operating
      expenses............      1,189,606     686,983    (27,233)      1,849,356    371,937          7,910         2,229,203
                               ----------    --------   --------      ----------    --------    ----------        ----------
    Operating loss........       (170,053)    (70,514)     9,284        (231,283)    (7,898)       (16,284)         (256,005)
Interest and other
  income..................         10,822       3,230         --          14,052      2,469             --            16,521
Interest and other
  expense.................        (58,208)     (6,194)        --         (64,402)    (2,171)            --           (66,573)
Foreign exchange loss.....         (2,369)         --         --          (2,369)        --             --            (2,369)
                               ----------    --------   --------      ----------    --------    ----------        ----------
    Loss from continuing
      operations before
      income taxes and
      minority
      interests...........       (219,808)    (73,478)     9,284        (284,002)    (7,600)       (16,284)         (308,426)
Provision (benefit) for
  income taxes............         (6,999)    (11,041)     5,235(8)      (12,805)    (3,830)          (562)(27)      (17,197)
                               ----------    --------   --------      ----------    --------    ----------        ----------
    Loss from continuing
      operations before
      minority
      interests...........       (212,809)    (62,437)     4,049        (271,197)    (3,770)       (16,262)         (291,229)
Minority interest.........             --          --         --              --        774             --               774
                               ----------    --------   --------      ----------    --------    ----------        ----------
    Loss from continuing
      operations..........       (212,809)    (62,437)     4,049        (271,197)    (2,996)       (16,262)         (290,455)
Preferred stock
  dividends...............         (2,461)         --         --          (2,461)        --             --            (2,461)
                               ----------    --------   --------      ----------    --------    ----------        ----------
    Loss from continuing
      operations available
      to common
      stockholders........     $ (215,270)   $(62,437)  $  4,049      $ (273,568)   $(2,996)    $  (16,262)       $ (292,916)
                               ==========    ========   ========      ==========    ========    ==========        ==========
Loss per common share from
  continuing operations:
  Basic...................     $    (4.25)                                                                        $    (2.53)(9)(28)
                               ==========                                                                         ==========
  Diluted.................     $    (4.25)                                                                        $    (2.53)(9)(28)
                               ==========                                                                         ==========
Weighted average shares
  outstanding:
  Basic...................         50,634                                                                            115,802(9)(28)
                               ==========                                                                         ==========
  Diluted.................         50,634                                                                            115,802(9)(28)
                               ==========                                                                         ==========

                               WORLD ACCESS, INC.


              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET


                                 MARCH 31, 2000


                                 (IN THOUSANDS)



                                                                                            PRO FORMA
                                                                                         WORLD ACCESS AND
                                                                        WORLDXCHANGE       WORLDXCHANGE     TELDAFAX    TELDAFAX
                                     WORLD ACCESS(29)   WORLDXCHANGE    ADJUSTMENTS          COMBINED         (21)     ADJUSTMENTS
                                     ----------------   -------------   ------------     ----------------   --------   -----------
                                                              ASSETS
Cash and equivalents...............     $  333,047        $   9,553      $      --          $  342,600      $50,970     $      --
Short-term investments.............         43,922               --             --              43,922           --            --
Restricted cash....................         30,847               --             --              30,847           --            --
Accounts and notes receivable......        260,053           92,172             --             352,225       38,101            --
Prepaid expenses and other current
  assets...........................         29,835           26,217        (25,000)(11)         31,052       25,173            --
Net assets held for sale...........        104,705               --             --             104,705           --            --
Investments........................         70,000               --             --              70,000           --            --
                                        ----------        ---------      ---------          ----------     --------    ---------
        Total Current Assets.......        872,409          127,942        (25,000)            975,351      114,244            --
                                        ----------        ---------      ---------          ----------     --------    ---------
Property and equipment.............        154,250          195,923         (6,500)(11)        275,673       68,244     (24,000)(22)
                                                                           (68,000)(11)
Goodwill...........................      1,081,172           78,908        (78,908)(13)      1,630,683       10,304     (10,304)(24)
                                                                           549,511(11)                                   321,169(22)
Other assets.......................         64,854           19,739         29,500(11)         114,093       13,723       24,000(22)
                                        ----------        ---------      ---------          ----------     --------    ---------
        Total Assets...............     $2,172,685        $ 422,512      $ 400,603          $2,995,800     $206,515    $ 310,865
                                        ==========        =========      =========          ==========     ========    =========

                                               LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt....................     $   74,722        $ 174,142      $ (25,000)(11)     $  223,864      $ 7,101     $    --
Accounts payable...................        228,721          173,175         (2,347)(15)        399,549       81,585          --
Other accrued liabilities..........        101,730           49,302          3,000(11)         154,032        6,997       5,000(22)
                                        ----------        ---------      ---------          ----------     --------   ---------
        Total Current
          Liabilities..............        405,173          396,619        (24,347)            777,445       95,683       5,000
Long-term debt.....................        413,989           71,434             --             485,423       20,907          --
Other long-term liabilities........            652            6,248             --               6,900          349          --
                                        ----------        ---------      ---------          ----------     --------   ---------
        Total Liabilities..........        819,814          474,301        (24,347)          1,269,768      116,939       5,000
                                        ----------        ---------      ---------          ----------     --------   ---------
Minority interests.................             --               --             --                  --         (548)         --
Stockholders' Equity (Deficit):
Preferred Stock....................              6           78,658        (78,658)(14)              6           --          --
Common stock.......................            597           99,378        (99,378)(14)            897       84,017     (84,017)(25)
                                                                               298(11)                                      347(22)
                                                                                 2(15)
Additional paid in capital.........      1,422,619               --        352,804(11)       1,795,480        7,710      (7,710)(25)
                                                                            17,712(11)                                  395,642(22)
                                                                             2,345(15)
Notes receivable from
  shareholders.....................             --           (1,888)         1,888(14)              --           --          --
Accumulated other comprehensive
  loss.............................         (4,368)          (6,860)         6,860(14)          (4,368)          --          --
Accumulated deficit................        (65,983)        (221,077)       221,077(14)         (65,983)      (1,603)      1,603(25)
                                        ----------        ---------      ---------          ----------      -------   ---------
        Total Stockholders' Equity
          (Deficit)................      1,352,871          (51,789)       424,950           1,726,032       90,124     305,865
                                        ----------        ---------      ---------          ----------      -------   ---------
        Total Liabilities and
          Stockholders' Equity.....     $2,172,685        $ 422,512      $ 400,603          $2,995,800     $206,515   $ 310,865
                                        ==========        =========      =========          ==========     ========   =========

                                       PRO FORMA
                                     WORLD ACCESS,
                                     WORLDXCHANGE
                                     AND TELDAFAX
                                       COMBINED
                                     -------------
                                        ASSETS
Cash and equivalents...............   $  393,570
Short-term investments.............       43,922
Restricted cash....................       30,847
Accounts and notes receivable......      390,326
Prepaid expenses and other current
  assets...........................       56,225
Net assets held for sale...........      104,705
Investments........................       70,000
                                      ----------
        Total Current Assets.......    1,089,595
                                      ----------
Property and equipment.............      319,917
Goodwill...........................    1,951,852
Other assets.......................      151,816
                                      ----------
        Total Assets...............   $3,513,180
                                      ==========
                                               LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt....................      230,965
Accounts payable...................      481,134
Other accrued liabilities..........      166,029
                                      ----------
        Total Current
          Liabilities..............      878,128
Long-term debt.....................      506,330
Other long-term liabilities........        7,249
                                      ----------
        Total Liabilities..........    1,391,707
                                      ----------
Minority interests.................         (548)
Stockholders' Equity (Deficit):
Preferred Stock....................            6
Common stock.......................        1,244
Additional paid in capital.........    2,191,122
Notes receivable from
  shareholders.....................           --
Accumulated other comprehensive
  loss.............................       (4,368)
Accumulated deficit................      (65,983)
                                      ----------
        Total Stockholders' Equity
          (Deficit)................    2,122,021
                                      ----------
        Total Liabilities and
          Stockholders' Equity.....   $3,513,180
                                      ==========

                               WORLD ACCESS, INC.


         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS


                   FOR THE THREE MONTHS ENDED MARCH 31, 2000


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                 PRO FORMA
                                                                                                WORLD ACCESS
                                          PRO FORMA                          WORLDXCHANGE     AND WORLDXCHANGE   TELDAFAX
                                       WORLD ACCESS(29)   WORLDXCHANGE(10)   ADJUSTMENTS          COMBINED         (21)
                                       ----------------   ----------------   ------------     ----------------   --------
Service revenues.....................      $264,220           $148,276         $(3,450)(16)       $409,046       $84,187
Operating expenses:
Cost of services (exclusive of
  depreciation and amortization shown
  separately below)..................       233,880            117,663          (3,450)(16)        348,093        69,468
Selling, general and
  administrative.....................        28,587             35,802              --              64,389        11,859
Depreciation and amortization........        21,782             12,450           5,941(12)          38,894         5,359
                                                                                  (325)(11)
                                                                                (2,429)(12)
                                                                                 1,475(12)
Provision for doubtful accounts......         3,281              5,353              --               8,634           557
                                           --------           --------         -------            --------       -------
        Total operating expenses.....       287,530            171,268           1,212             460,010        87,243
                                           --------           --------         -------            --------       -------
        Operating loss...............       (23,310)           (22,992)         (4,662)            (50,964)       (3,056)
Interest and other income............         6,361                 --              --               6,361           504
Interest and other expense...........       (15,762)            (7,840)             --             (23,602)         (363)
Foreign exchange loss................           438                 --              --                 438            --
                                           --------           --------         -------            --------       -------
        Loss from continuing
          operations before income
          taxes and minority
          interests..................       (32,273)           (30,832)         (4,662)            (67,767)       (2,915)
Provision (benefit) for income
  taxes..............................        (1,550)                --             524(18)          (1,026)       (1,497)
                                           --------           --------         -------            --------       -------
        Loss from continuing
          operations before minority
          interests..................       (30,723)           (30,832)         (5,186)            (66,741)       (1,418)
Minority interests...................            --                 --              --                  --           635
                                           --------           --------         -------            --------       -------
        Loss from continuing
          operations.................       (30,723)           (30,832)         (5,186)            (66,741)         (783)
Preferred stock dividends............          (632)                --              --                (632)           --
                                           --------           --------         -------            --------       -------
        Loss from continuing
          operations available to
          common stockholders........      $(31,355)          $(30,832)        $(5,186)           $(67,373)      $  (783)
                                           ========           ========         =======            ========       =======
Loss per common share from continuing
  operations:
  Basic..............................      $  (0.57)
                                           ========
  Diluted............................      $  (0.57)
                                           ========
Weighted average shares outstanding:
  Basic..............................        55,189
                                           ========
  Diluted............................        55,189
                                           ========

                                                         PRO FORMA
                                                       WORLD ACCESS,
                                                       WORLDXCHANGE
                                        TELDAFAX       AND TELDAFAX
                                       ADJUSTMENTS       COMBINED
                                       -----------     -------------
Service revenues.....................    $(1,357)(26)    $491,876
Operating expenses:
Cost of services (exclusive of
  depreciation and amortization shown
  separately below)..................     (1,357)(26)     416,204
Selling, general and
  administrative.....................         --           76,248
Depreciation and amortization........      3,529(23)       48,125
                                            (857)(23)
                                           1,200(23)
Provision for doubtful accounts......         --            9,191
                                         -------         --------
        Total operating expenses.....      2,515          549,768
                                         -------         --------
        Operating loss...............     (3,872)         (57,892)
Interest and other income............         --            6,865
Interest and other expense...........         --          (23,965)
Foreign exchange loss................         --              438
                                         -------         --------
        Loss from continuing
          operations before income
          taxes and minority
          interests..................     (3,872)         (74,554)
Provision (benefit) for income
  taxes..............................       (141)(27)      (2,664)
                                         -------         --------
        Loss from continuing
          operations before minority
          interests..................     (3,731)         (71,890)
Minority interests...................         --              635
                                         -------         --------
        Loss from continuing
          operations.................     (3,731)         (71,255)
Preferred stock dividends............         --             (632)
                                         -------         --------
        Loss from continuing
          operations available to
          common stockholders........    $(3,731)        $(71,887)
                                         =======         ========
Loss per common share from continuing
  operations:
  Basic..............................                    $  (0.59)(19)(28)
                                                         ========
  Diluted............................                    $  (0.59)(19)(28)
                                                         ========
Weighted average shares outstanding:
  Basic..............................                     121,886(19)(28)
                                                         ========
  Diluted............................                     121,886(19)(28)
                                                         ========

                               WORLD ACCESS, INC.


         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1999


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                   PRO FORMA
                                                                                                WORLD ACCESS AND
                                            PRO FORMA                          WORLDXCHANGE       WORLDXCHANGE       TELDAFAX
                                         WORLD ACCESS(29)   WORLDXCHANGE(10)   ADJUSTMENTS          COMBINED           (21)
                                         ----------------   ----------------   ------------     ----------------     --------
Service revenues.......................     $1,019,553         $ 607,035         $(23,534)(16)     $1,603,054        $364,039
Operating expenses:
Cost of services (exclusive of
  depreciation and amortization shown
  separately below)....................        905,936           477,317          (23,534)(16)      1,359,719         304,810
Selling, general and administrative....        132,251           168,028               --             300,279          44,077
Depreciation and amortization..........         93,252            43,304            8,835(12)         140,277          18,369
                                                                                   (1,300)(11)
                                                                                   (9,714)(12)
                                                                                    5,900(12)
Provision for doubtful accounts........         13,980            25,042               --              39,022           4,681
Restructuring and other special
  charges..............................         44,187                --                               44,187              --
                                            ----------         ---------         --------          ----------         -------
    Total operating expenses...........      1,189,606           713,691          (19,813)          1,883,484         371,937
                                            ----------         ---------         --------          ----------         -------
    Operating loss.....................       (170,053)         (106,656)          (3,721)           (280,430)         (7,898)
Interest and other income..............         10,822                --               --              10,822           2,469
Interest and other expense.............        (58,208)          (25,385)              --             (83,593)         (2,171)
Foreign exchange loss..................         (2,369)               --               --              (2,369)             --
                                            ----------         ---------         --------          ----------         -------
    Loss from continuing operations
      before income taxes and minority
      interests........................       (219,808)         (132,041)          (3,721)           (355,570)         (7,600)
Provision (benefit) for income taxes...         (6,999)               --            2,097(18)          (4,902)         (3,830)
                                            ----------         ---------         --------          ----------         -------
    Loss from continuing operations
      before minority interest.........       (212,809)         (132,041)          (5,818)           (350,668)         (3,770)
Minority interest......................             --             1,614               --               1,614             774
                                            ----------         ---------         --------          ----------         -------
    Loss from continuing operations....       (212,809)         (130,427)          (5,818)           (349,054)         (2,996)
Preferred stock dividends..............         (2,461)               --               --              (2,461)             --
                                            ----------         ---------         --------          ----------         -------
    Loss from continuing operations
      available to common
      stockholders.....................     $ (215,270)        $(130,427)        $ (5,818)         $ (351,515)        $(2,996)
                                            ==========         =========         ========          ==========         =======
Loss per common share from continuing
  operations:
  Basic................................     $    (4.25)
                                            ==========
  Diluted..............................     $    (4.25)
                                            ==========
Weighted average shares outstanding:
  Basic................................         50,634
                                            ==========
  Diluted..............................         50,634
                                            ==========

                                                              PRO FORMA
                                                            WORLD ACCESS,
                                                            WORLDXCHANGE
                                          TELDAFAX          AND TELDAFAX
                                         ADJUSTMENTS          COMBINED
                                         -----------        -------------
Service revenues.......................   $ (8,914)(26)      $1,958,179
Operating expenses:
Cost of services (exclusive of
  depreciation and amortization shown
  separately below)....................     (8,914)(26)       1,655,615
Selling, general and administrative....         --              344,356
Depreciation and amortization..........     15,453(23)          175,470
                                            (3,429)(23)
                                             4,800(23)
Provision for doubtful accounts........         --               43,703
Restructuring and other special
  charges..............................         --               44,187
                                          --------           ----------
    Total operating expenses...........      7,910            2,263,331
                                          --------           ----------
    Operating loss.....................    (16,824)            (305,152)
Interest and other income..............         --               13,291
Interest and other expense.............         --              (85,764)
Foreign exchange loss..................         --               (2,369)
                                          --------           ----------
    Loss from continuing operations
      before income taxes and minority
      interests........................    (16,824)            (379,994)
Provision (benefit) for income taxes...       (562)(27)          (9,294)
                                          --------           ----------
    Loss from continuing operations
      before minority interest.........    (16,262)            (370,700)
Minority interest......................         --                2,388
                                          --------           ----------
    Loss from continuing operations....    (16,262)            (368,312)
Preferred stock dividends..............         --               (2,461)
                                          --------           ----------
    Loss from continuing operations
      available to common
      stockholders.....................   $(16,262)          $ (370,773)
                                          ========           ==========
Loss per common share from continuing
  operations:
  Basic................................                      $    (3.16)(19)(28)
                                                             ==========
  Diluted..............................                      $    (3.16)(19)(28)
                                                             ==========
Weighted average shares outstanding:
  Basic................................                         117,331(19)(28)
                                                             ==========
  Diluted..............................                         117,331(19)(28)
                                                             ==========

                               WORLD ACCESS, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 2000
                                 (IN THOUSANDS)


                                                                                            PRO FORMA
                                                                                           WORLD ACCESS
                                                                             STAR            AND STAR
                                            WORLD ACCESS(29)   STAR(1)    ADJUSTMENTS        COMBINED
                                            ----------------   --------   -----------      ------------
                                                ASSETS
Cash and equivalents......................     $  333,047      $129,290    $      --        $  462,337
Short-term investments....................         43,922         1,310           --            45,232
Restricted cash...........................         30,847            --           --            30,847
Accounts and notes receivable.............        260,053       104,341           --           364,394
Prepaid expenses and other current
  assets..................................         29,835        19,620           --            49,455
Net assets held for sale..................        104,705            --           --           104,705
Investments...............................         70,000            --           --            70,000
                                               ----------      --------    ---------        ----------
          Total Current Assets............        872,409       254,561           --         1,126,970
                                               ----------      --------    ---------        ----------
Property and equipment, net...............        154,250       268,750      (94,000)(2)       329,000
Goodwill..................................      1,081,172         1,291       (1,291)(4)     1,321,562
                                                                             240,390(2)
Other assets..............................         64,854        10,622        3,300(2)         78,776
                                               ----------      --------    ---------        ----------
          Total Assets....................     $2,172,685      $535,224    $ 148,399        $2,856,308
                                               ==========      ========    =========        ==========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt...........................     $   74,722      $ 42,299    $      --        $  117,021
Accounts payable..........................        228,721       258,136      (77,435)(6)       409,422
Other accrued liabilities.................        101,730         8,533        3,000(2)        113,263
                                               ----------      --------    ---------        ----------
          Total Current Liabilities.......        405,173       308,968      (74,435)          639,706
Long-term debt............................        413,989        38,567           --           452,556
Other long-term liabilities...............            652        39,118           --            39,770
                                               ----------      --------    ---------        ----------
          Total Liabilities...............        819,814       386,653      (74,435)        1,132,032
                                               ----------      --------    ---------        ----------
Stockholders' Equity (Deficit):
Preferred Stock...........................              6            --           --                 6
Common stock..............................            597            58          (58)(5)           891
                                                                                 227(2)
                                                                                  67(6)
Additional paid in capital................      1,422,619       365,903     (365,903)(5)     1,793,730
                                                                             285,604(2)
                                                                               8,139(2)
                                                                              77,368(6)
Deferred compensation.....................             --        (1,985)       1,985(5)             --
Notes receivable from shareholders........             --        (3,785)       3,785(5)             --
Accumulated other comprehensive loss......         (4,368)       (7,646)       7,646(5)         (4,368)
Accumulated deficit.......................        (65,983)     (203,974)     203,974(5)        (65,983)
                                               ----------      --------    ---------        ----------
          Total Stockholders' Equity......      1,352,871       148,571      222,834         1,724,276
                                               ----------      --------    ---------        ----------
          Total Liabilities and
            Stockholders' Equity..........     $2,172,685      $535,224    $ 148,399        $2,856,308
                                               ==========      ========    =========        ==========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                        PRO FORMA
                                                                                                       WORLD ACCESS
                                                             PRO FORMA                     STAR          AND STAR
                                                          WORLD ACCESS(29)   STAR(1)    ADJUSTMENTS      COMBINED
                                                          ----------------   --------   -----------    ------------
Service revenues........................................     $  264,220      $124,543    $ (4,459)(7)   $  384,304
Operating expenses:
Cost of services (exclusive of depreciation and
  amortization shown separately below)..................        233,880       111,819      (4,459)(7)      341,240
Selling, general and administrative.....................         28,587        19,875          --           48,462
Depreciation and amortization...........................         21,782        11,573         458(3)        30,621
                                                                                           (3,357)(3)
                                                                                              165(3)
Provision for doubtful accounts.........................          3,281         1,214          --            4,495
                                                             ----------      --------    --------       ----------
          Total operating expenses......................        287,530       144,481      (7,193)         424,818
                                                             ----------      --------    --------       ----------
          Operating loss................................        (23,310)      (19,938)      2,734          (40,514)
Interest and other income...............................          6,361        10,823          --           17,184
Interest and other expense..............................        (15,762)         (930)         --          (16,692)
Foreign exchange loss...................................            438            --          --              438
                                                             ----------      --------    --------       ----------
          Loss from continuing operations before income
            taxes.......................................        (32,273)      (10,045)      2,734          (39,584)
Provision (benefit) for income taxes....................         (1,550)       (3,163)      1,309(8)        (3,404)
                                                             ----------      --------    --------       ----------
          Loss from continuing operations...............        (30,723)       (6,882)      1,425          (36,180)
Preferred stock dividends...............................           (632)           --          --             (632)
                                                             ----------      --------    --------       ----------
          Loss from continuing operations available to
            common stockholders.........................     $  (31,355)     $ (6,882)   $  1,425       $  (36,812)
                                                             ==========      ========    ========       ==========
Loss per common share from continuing operations:
  Basic.................................................     $    (0.57)                                $    (0.43)(9)
                                                             ==========                                 ==========
  Diluted...............................................     $    (0.57)                                $    (0.43)(9)
                                                             ==========                                 ==========
Weighted average shares outstanding:
  Basic.................................................         55,189                                     85,682(9)
                                                             ==========                                 ==========
  Diluted...............................................         55,189                                     85,682(9)
                                                             ==========                                 ==========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                         PRO FORMA
                                                                                                        WORLD ACCESS
                                                             PRO FORMA                     STAR           AND STAR
                                                          WORLD ACCESS(29)   STAR(1)    ADJUSTMENTS       COMBINED
                                                          ----------------   --------   -----------     ------------
Service revenues........................................     $1,019,553      $616,469    $(17,949)(7)    $1,618,073
Operating expenses:
Cost of services (exclusive of depreciation and
  amortization shown separately below)..................        905,936       537,895     (17,949)(7)     1,425,882
Selling, general and administrative.....................        132,251        91,302          --           223,553
Depreciation and amortization...........................         93,252        38,975       3,485(3)        122,943
                                                                                          (13,429)(3)
                                                                                              660(3)
Provision for doubtful accounts.........................         13,980        16,944          --            30,924
Merger expense..........................................             --         1,867          --             1,867
Restructuring and other special charges.................         44,187            --          --            44,187
                                                             ----------      --------    --------        ----------
     Total operating expenses...........................      1,189,606       686,983     (27,233)        1,849,356
                                                             ----------      --------    --------        ----------
     Operating loss.....................................       (170,053)      (70,514)      9,284          (231,283)
Interest and other income...............................         10,822         3,230          --            14,052
Interest and other expense..............................        (58,208)       (6,194)         --           (64,402)
Foreign exchange loss...................................         (2,369)           --          --            (2,369)
                                                             ----------      --------    --------        ----------
     Loss from continuing operations before income
       taxes............................................       (219,808)      (73,478)      9,284          (284,002)
Provision (benefit) for income taxes....................         (6,999)      (11,041)      5,235(8)        (12,805)
                                                             ----------      --------    --------        ----------
     Loss from continuing operations....................       (212,809)      (62,437)      4,049          (271,197)
Preferred stock dividends...............................         (2,461)           --          --            (2,461)
                                                             ----------      --------    --------        ----------
     Loss from continuing operations available to common
       stockholders.....................................     $ (215,270)     $(62,437)   $  4,049        $ (273,658)
                                                             ==========      ========    ========        ==========
Loss per common share from continuing operations:
  Basic.................................................     $    (4.25)                                 $    (3.37)(9)
                                                             ==========                                  ==========
  Diluted...............................................     $    (4.25)                                 $    (3.37)(9)
                                                             ==========                                  ==========
Weighted average shares outstanding:
  Basic.................................................         50,634                                      81,127(9)
                                                             ==========                                  ==========
  Diluted...............................................         50,634                                      81,127(9)
                                                             ==========                                  ==========

                               WORLD ACCESS, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 2000
                                 (IN THOUSANDS)


                                                                                                 PRO FORMA
                                                                                              WORLD ACCESS AND
                                                                             WORLDXCHANGE       WORLDXCHANGE
                                       WORLD ACCESS(29)     WORLDXCHANGE     ADJUSTMENTS          COMBINED
                                       ----------------   ----------------   ------------     ----------------
                                                    ASSETS
Cash and equivalents.................     $  333,047         $   9,553        $      --          $  342,600
Short-term investments...............         43,922                --               --              43,922
Restricted cash......................         30,847                --               --              30,847
Accounts and notes receivable........        260,053            92,172               --             352,225
Prepaid expenses and other current
  assets.............................         29,835            26,217          (25,000)(11)         31,052
Net assets held for sale.............        104,705                --               --             104,705
Investments..........................         70,000                --               --              70,000
                                          ----------         ---------        ---------          ----------
         Total Current Assets........        872,409           127,942          (25,000)            975,351
                                          ----------         ---------        ---------          ----------
Property and equipment, net..........        154,250           195,923           (6,500)(11)        275,673
                                                                                (68,000)(11)
Goodwill.............................      1,081,172            78,908          (78,908)(13)      1,630,683
                                                                                549,511(11)
Other assets.........................         64,854            19,739           29,500(11)         114,093
                                          ----------         ---------        ---------          ----------
         Total Assets................     $2,172,685         $ 422,512        $ 400,603          $2,995,800
                                          ==========         =========        =========          ==========

                                     LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt......................     $   74,722         $ 174,142        $ (25,000)(11)     $  223,864
Accounts payable.....................        228,721           173,175           (2,347)(15)        399,549
Other accrued liabilities............        101,730            49,302            3,000(11)         154,032
                                          ----------         ---------        ---------          ----------
         Total Current Liabilities...        405,173           396,619          (24,347)            777,445
Long-term debt.......................        413,989            71,434               --             485,423
Other long-term liabilities..........            652             6,248               --               6,900
                                          ----------         ---------        ---------          ----------
         Total Liabilities...........        819,814           474,301          (24,347)          1,269,768
                                          ----------         ---------        ---------          ----------
Stockholders' Equity (Deficit):
Preferred Stock......................              6            78,658          (78,658)(14)              6
Common stock.........................            597            99,378          (99,378)(14)            897
                                                                                    298(11)
                                                                                      2(15)
Additional paid in capital...........      1,422,619                --          352,804(11)       1,795,480
                                                                                 17,712(11)
                                                                                  2,345(15)
Notes receivable from shareholders...             --            (1,888)           1,888(14)              --
Accumulated other comprehensive
  loss...............................         (4,368)           (6,860)           6,860(14)          (4,368)
Accumulated deficit..................        (65,983)         (221,077)         221,077(14)         (65,983)
                                          ----------         ---------        ---------          ----------
         Total Stockholders' Equity
           (Deficit).................      1,352,871           (51,789)         424,950           1,726,032
                                          ----------         ---------        ---------          ----------
         Total Liabilities and
           Stockholders' Equity......     $2,172,685         $ 422,512        $ 400,603          $2,995,800
                                          ==========         =========        =========          ==========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                            PRO FORMA
                                                                                           WORLD ACCESS
                                    PRO FORMA                          WORLDXCHANGE      AND WORLDXCHANGE
                                 WORLD ACCESS(29)   WORLDXCHANGE(10)   ADJUSTMENTS           COMBINED
                                 ----------------   ----------------   ------------      ----------------
Service revenues...............      $264,220           $148,276         $ (3,450)(16)       $409,046
Operating expenses:
Cost of services (exclusive of
  depreciation and amortization
  shown separately below)......       233,880            117,663           (3,450)(16)        348,093
Selling, general and
  administrative...............        28,587             35,802               --              64,389
Depreciation and
  amortization.................        21,782             12,450            5,941(12)          38,894
                                                                             (325)(11)
                                                                           (2,429)(12)
                                                                            1,475(12)
Provision for doubtful
  accounts.....................         3,281              5,353               --               8,634
                                     --------           --------         --------            --------
          Total operating
            expenses...........       287,530            171,268            1,212             460,010
                                     --------           --------         --------            --------
          Operating loss.......       (23,310)           (22,992)          (4,662)            (50,964)
Interest and other income......         6,361                 --               --               6,361
Interest and other expense.....       (15,762)            (7,840)              --             (23,602)
Foreign exchange loss..........           438                 --               --                 438
                                     --------           --------         --------            --------
          Loss from continuing
            operations before
            income taxes.......       (32,273)           (30,832)          (4,662)            (67,767)
Provision (benefit) for income
  taxes........................        (1,550)                --              524(18)          (1,026)
                                     --------           --------         --------            --------
          Loss from continuing
            operations.........       (30,723)           (30,832)          (5,186)            (66,741)
Preferred stock dividends......          (632)                --               --                (632)
                                     --------           --------         --------            --------
          Loss from continuing
            operations
            available to common
            stockholders.......      $(31,355)          $(30,832)        $ (5,186)           $(67,373)
                                     ========           ========         ========            ========
Loss per common share from
  continuing operations:
  Basic........................      $  (0.57)                                               $  (0.77)(19)
                                     ========                                                ========
  Diluted......................      $  (0.57)                                               $  (0.77)(19)
                                     ========                                                ========
Weighted average shares
  outstanding:
  Basic........................        55,189                                                  87,211(19)
                                     ========                                                ========
  Diluted......................        55,189                                                  87,211(19)
                                     ========                                                ========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                             PRO FORMA
                                                                                          WORLD ACCESS AND
                                     PRO FORMA                          WORLDXCHANGE        WORLDXCHANGE
                                  WORLD ACCESS(29)   WORLDXCHANGE(10)   ADJUSTMENTS           COMBINED
                                  ----------------   ----------------   ------------      ----------------
Service revenues................     $1,019,553         $  607,035       $  (23,534)(16)     $1,603,054
Operating expenses:
Cost of services (exclusive of
  depreciation and amortization
  shown separately below).......        905,936            477,317          (23,534)(16)      1,359,719
Selling, general and
  administrative................        132,251            168,028               --             300,279
Depreciation and amortization...         93,252             43,304            8,835(12)         140,277
                                                                             (1,300)(11)
                                                                             (9,714)(12)
                                                                              5,900(12)
Provision for doubtful
  accounts......................         13,980             25,042               --              39,022
Restructuring and other special
  charges.......................         44,187                 --               --              44,187
                                     ----------         ----------       ----------          ----------
       Total operating
          expenses..............      1,189,606            713,691          (19,813)          1,883,484
                                     ----------         ----------       ----------          ----------
       Operating loss...........       (170,053)          (106,656)          (3,721)           (280,430)
Interest and other income.......         10,822                 --               --              10,822
Interest and other expense......        (58,208)           (25,385)              --             (83,593)
Foreign exchange loss...........         (2,369)                --               --              (2,369)
                                     ----------         ----------       ----------          ----------
       Loss from continuing
          operations before
          income taxes and
          minority interests....       (219,808)          (132,041)          (3,721)           (355,570)
Provision (benefit) for income
  taxes.........................         (6,999)                --            2,097(18)          (4,902)
                                     ----------         ----------       ----------          ----------
       Loss from continuing
          operations before
          minority interest.....       (212,809)          (132,041)          (5,818)           (350,668)
Minority interest...............             --              1,614               --               1,614
                                     ----------         ----------       ----------          ----------
       Loss from continuing
          operations............       (212,809)          (130,427)          (5,818)           (349,054)
Preferred stock dividends.......         (2,461)                --               --              (2,461)
                                     ----------         ----------       ----------          ----------
       Loss from continuing
          operations available
          to common
          stockholders..........     $ (215,270)        $ (130,427)      $   (5,818)         $ (351,515)
                                     ==========         ==========       ==========          ==========
Loss per common share from
  continuing operations:
  Basic.........................     $    (4.25)                                             $    (4.25)(19)
                                     ==========                                              ==========
  Diluted.......................     $    (4.25)                                             $    (4.25)(19)
                                     ==========                                              ==========
Weighted average shares
  outstanding:
  Basic.........................         50,634                                                  82,656(19)
                                     ==========                                              ==========
  Diluted.......................         50,634                                                  82,656(19)
                                     ==========                                              ==========

                               WORLD ACCESS, INC.
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 MARCH 31, 2000
                                 (IN THOUSANDS)


                                                                                            PRO FORMA
                                                                                         WORLD ACCESS AND
                                                                          TELDAFAX           TELDAFAX
                                  WORLD ACCESS(29)     TELDAFAX(21)     ADJUSTMENTS          COMBINED
                                  ----------------   ----------------   ------------     ----------------
Cash and equivalents............     $  333,047         $  50,970        $      --          $  384,017
Short-term investments..........         43,922                --               --              43,922
Restricted cash.................         30,847                --               --              30,847
Accounts and notes receivable...        260,053            38,101               --             298,154
Prepaid expenses and other
  current assets................         29,835            25,173               --              55,008
Net assets held for sale........        104,705                --               --             104,705
Investments.....................         70,000                --               --              70,000
                                     ----------         ---------        ---------          ----------
          Total Current
            Assets..............        872,409           114,244               --             986,653
                                     ----------         ---------        ---------          ----------
Property and equipment..........        154,250            68,244          (24,000)(22)        198,494
Goodwill........................      1,081,172            10,304          (10,304)(24)      1,402,341
                                                                           321,169(22)
Other assets....................         64,854            13,723           24,000(22)         102,577
                                     ----------         ---------        ---------          ----------
          Total Assets..........     $2,172,685         $ 206,515        $ 310,865          $2,690,065
                                     ==========         =========        =========          ==========
Short-term debt.................     $   74,722         $   7,101        $      --          $   81,823
Accounts payable................        228,721            81,585               --             310,306
Other accrued liabilities.......        101,730             6,997            5,000(22)         113,727
                                     ----------         ---------        ---------          ----------
          Total Current
            Liabilities.........        405,173            95,683            5,000             505,856
Long-term debt..................        413,989            20,907               --             434,896
Other long-term liabilities.....            652               349               --               1,001
                                     ----------         ---------        ---------          ----------
          Total Liabilities.....        819,814           116,939            5,000             941,753
                                     ----------         ---------        ---------          ----------

Minority interests..............             --              (548)              --                (548)

Stockholders' Equity (Deficit):
Preferred Stock.................              6                --               --                   6
Common stock....................            597            84,017          (84,017)(25)            944
                                                                               347(22)
Additional paid in capital......      1,422,619             7,710           (7,710)(25)      1,818,261
                                                                           395,642(22)
Accumulated other comprehensive
  loss..........................         (4,368)               --               --              (4,368)
Accumulated deficit.............        (65,983)           (1,603)           1,603(25)         (65,983)
                                     ----------         ---------        ---------          ----------
          Total Stockholders'
            Equity (Deficit)....      1,352,871            90,124          305,865           1,748,860
                                     ----------         ---------        ---------          ----------
          Total Liabilities and
            Stockholders'
            Equity..............     $2,172,685         $ 206,515        $ 310,865          $2,690,065
                                     ==========         =========        =========          ==========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                           PRO FORMA
                                                                                          WORLD ACCESS
                                   PRO FORMA                            TELDAFAX          AND TELDAFAX
                                WORLD ACCESS(29)     TELDAFAX(21)     ADJUSTMENTS           COMBINED
                                ----------------   ----------------   ------------      ----------------
Service revenues..............      $264,220           $ 84,187         $(1,357)(26)       $ 347,050
Operating expenses:
Cost of services (exclusive of
  depreciation and
  amortization shown
  separately below)...........       233,880             69,468          (1,357)(26)         301,991
Selling, general and
  administrative..............        28,587             11,859              --               40,446
Depreciation and
  amortization................        21,782              5,359           3,529(23)           31,013
                                                                           (857)(23)
                                                                          1,200(23)
Provision for doubtful
  accounts....................         3,281                557              --                3,838
                                    --------           --------         -------            ---------
          Total operating
            expenses..........       287,530             87,243           2,515              377,288
                                    --------           --------         -------            ---------
          Operating loss......       (23,310)            (3,056)         (3,872)             (30,238)
Interest and other income.....         6,361                504              --                6,865
Interest and other expense....       (15,762)              (363)             --              (16,125)
Foreign exchange loss.........           438                 --              --                  438
                                    --------           --------         -------            ---------
          Loss from continuing
            operations before
            income taxes and
            minority
            interests.........       (32,273)            (2,915)         (3,872)             (39,060)
Provision (benefit) for income
  taxes.......................        (1,550)            (1,497)           (141) (27)         (3,188)
                                    --------           --------         -------            ---------
          Loss from continuing
            operations before
            minority
            interests.........       (30,723)            (1,418)         (3,731)             (35,872)
Minority interests............            --                635              --                  635
                                    --------           --------         -------            ---------
          Loss from continuing
            operations........       (30,723)              (783)         (3,731)             (35,237)
Preferred stock dividends.....          (632)                --              --                 (632)
                                    --------           --------         -------            ---------
          Loss from continuing
            operations
            available to
            common
            stockholders......      $(31,355)          $   (783)        $(3,731)           $ (35,869)
                                    ========           ========         =======            =========
Loss per common share from
  continuing operations:
  Basic.......................      $  (0.57)                                              $   (0.40)(28)
                                    ========                                               =========
  Diluted.....................      $  (0.57)                                              $   (0.40)(28)
                                    ========                                               =========
Weighted average shares
  outstanding:
  Basic.......................        55,189                                                  89,864(28)
                                    ========                                               =========
  Diluted.....................        55,189                                                  89,864(28)
                                    ========                                               =========

                               WORLD ACCESS, INC.
         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                            PRO FORMA
                                                                                         WORLD ACCESS AND
                                         PRO FORMA                       TELDAFAX            TELDAFAX
                                      WORLD ACCESS(29)   TELDAFAX(21)   ADJUSTMENTS          COMBINED
                                      ----------------   ------------   -----------      ----------------
Service revenues....................     $1,019,553        $364,039      $ (8,914)(26)      $1,374,678
Operating expenses:
Cost of services (exclusive of
  depreciation and amortization
  shown separately below)...........        905,936         304,810        (8,914)(26)       1,201,832
Selling, general and
  administrative....................        132,251          44,077            --              176,328
Depreciation and amortization.......         93,252          18,369        15,453(23)          128,445
                                                                           (3,429)(23)
                                                                            4,800(23)
Provision for doubtful accounts.....         13,980           4,681            --               18,661
Restructuring and other special
  charges...........................         44,187              --            --               44,187
                                         ----------        --------      --------           ----------
       Total operating expenses.....      1,189,606         371,937         7,910            1,569,453
                                         ----------        --------      --------           ----------
       Operating loss...............       (170,053)         (7,898)      (16,824)            (194,775)
Interest and other income...........         10,822           2,469            --               13,291
Interest and other expense..........        (58,208)         (2,171)           --              (60,379)
Foreign exchange loss...............         (2,369)             --            --               (2,369)
                                         ----------        --------      --------           ----------
       Loss from continuing
          operations before income
          taxes and minority
          interests.................       (219,808)         (7,600)      (16,824)            (244,232)
Provision (benefit) for income
  taxes.............................         (6,999)         (3,830)         (562)(27)         (11,391)
                                         ----------        --------      --------           ----------
       Loss from continuing
          operations before minority
          interest..................       (212,809)         (3,770)      (16,262)            (232,841)
Minority interest...................             --             774            --                  774
                                         ----------        --------      --------           ----------
       Loss from continuing
          operations................       (212,809)         (2,996)      (16,262)            (232,067)
Preferred stock dividends...........         (2,461)             --            --               (2,461)
                                         ----------        --------      --------           ----------
       Loss from continuing
          operations available to
          common stockholders.......     $ (215,270)       $ (2,996)     $(16,262)          $ (234,528)
                                         ==========        ========      ========           ==========
Loss per common share from
  continuing operations:
  Basic.............................     $    (4.25)                                        $    (2.75)(28)
                                         ==========                                         ==========
  Diluted...........................     $    (4.25)                                        $    (2.75)(28)
                                         ==========                                         ==========
Weighted average shares outstanding:
  Basic.............................         50,634                                             85,309(28)
                                         ==========                                         ==========
  Diluted...........................         50,634                                             85,309(28)
                                         ==========                                         ==========

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

STAR ADJUSTMENTS


     (1) These columns represent the historical financial position and results of operations of STAR as of and for the three months ended March 31, 2000 and for the year ended December 31, 1999 and have been adjusted to reflect the sale of PT-1 as required for the successful completion of the STAR merger. For pro forma purposes, we have assumed that the net cash proceeds on the sale of PT-1 will be equal to $120.0 million.



                                                                                             STAR
                                                           STAR        EXCLUSION OF     EXCLUDING PT-1
                                                      MARCH 31, 2000       PT-1         MARCH 31, 2000
                                                      --------------   ------------     --------------
         Cash and equivalents.......................     $ 14,170       $  (4,880)(i)      $129,290
                                                                          120,000(ii)
         Short-term investments.....................        1,316              (6)(i)         1,310
         Accounts and notes receivable..............      164,935         (60,594)(i)       104,341
         Prepaid expenses and other current
           assets...................................       46,590         (26,970)(i)        19,620
                                                         --------       ---------          --------
                   Total Current Assets.............      227,011          27,550           254,561
                                                         --------       ---------          --------
         Property and equipment, net................      309,734         (40,984)(i)       268,750
         Goodwill...................................      193,186        (191,895)(i)         1,291
         Other assets...............................       11,953          (1,331)(i)        10,622
                                                         --------       ---------          --------
                   Total Assets.....................     $741,884       $(206,660)         $535,224
                                                         ========       =========          ========
         Short-term debt............................     $ 44,284       $  (1,985)(i)      $ 42,299
         Accounts payable...........................      280,923         (22,787)(i)       258,136
         Other accrued liabilities..................       62,549         (54,016)(i)         8,533
                                                         --------       ---------          --------
                   Total Current Liabilities........      387,756         (78,788)          308,968
         Long-term debt.............................       43,096          (4,529)(i)        38,567
         Other long-term liabilities................       40,964          (1,846)(i)        39,118
                                                         --------       ---------          --------
                   Total Liabilities................      471,816         (85,163)          386,653
                                                         --------       ---------          --------
                   Total Stockholders' Equity.......      270,068        (121,497)(iii)     148,571
                                                         --------       ---------          --------
                   Total Liabilities and
                     Stockholders' Equity...........     $741,884       $(206,660)         $535,224
                                                         ========       =========          ========



        (i) Represents the historical asset and liability amounts for PT-1 and includes the effect of PT-1 goodwill recorded by STAR.

        (ii)  Represents the assumed net cash proceeds for the sale of PT-1.

        (iii) Represents the assumed loss on the sale of PT-1.


                                                                                              STAR
                                                              STAR                       EXCLUDING PT-1
                                                            3 MONTHS                        3 MONTHS
                                                             ENDED        EXCLUSION OF       ENDED
                                                         MARCH 31, 2000       PT-1       MARCH 31, 2000
                                                         --------------   ------------   --------------
         Carrier service revenues......................    $ 255,105       $(130,562)      $ 124,543
         Cost of carrier services......................     (225,840)        114,021        (111,819)
         Selling, general and administrative...........      (28,648)          8,773         (19,875)
         Depreciation and amortization.................      (13,050)          1,477         (11,573)
         Provision for doubtful accounts...............       (4,681)          3,467          (1,214)
         Interest and other income.....................       10,885             (62)         10,823

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                              STAR
                                                              STAR                       EXCLUDING PT-1
                                                            3 MONTHS                        3 MONTHS
                                                             ENDED        EXCLUSION OF       ENDED
                                                         MARCH 31, 2000       PT-1       MARCH 31, 2000
                                                         --------------   ------------   --------------
         Interest expense..............................       (2,924)          1,994            (930)
         Benefit for income taxes......................        2,629             534           3,163
                                                           ---------       ---------       ---------
                   Net loss............................    $  (6,524)      $    (358)      $  (6,882)
                                                           =========       =========       =========


                                                                                              STAR
                                                           STAR                          EXCLUDING PT-1
                                                      12 MONTHS ENDED    EXCLUSION OF    12 MONTHS ENDED
                                                     DECEMBER 31, 1999       PT-1       DECEMBER 31, 1999
                                                     -----------------   ------------   -----------------
         Carrier service revenues..................     $1,061,774        $(445,305)        $ 616,469
         Cost of carrier services..................       (925,206)         387,311          (537,895)
         Selling, general and administrative.......       (135,064)          43,762           (91,302)
         Depreciation and amortization.............        (44,236)           5,261           (38,975)
         Provision for doubtful accounts...........        (25,003)           8,059           (16,944)
         Merger expense............................         (1,878)              11            (1,867)
         Interest and other income.................          3,565             (335)            3,230
         Interest expense..........................         (9,895)           3,701            (6,194)
         Benefit for income taxes..................         12,096           (1,055)           11,041
                                                        ----------        ---------         ---------
                   Net loss........................     $  (63,847)       $   1,410         $ (62,437)
                                                        ==========        =========         =========


     (2) The STAR merger will be accounted for under the purchase method of accounting. The total cost to acquire STAR is subject to change, to the extent that the number of shares of STAR common stock to be acquired will not be fixed until the effective date of the merger. A change in total cost will result in a corresponding change in goodwill and related amortization expense. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill and other intangible assets. These allocations are subject to change pending the completion of the final analysis of the total purchase price and fair values of the assets acquired and the liabilities assumed. The impact of such changes could be material.


         Purchase price:
           Issuance of World Access Common Stock(i)..................  $ 285,831
           Fair value of World Access options issued in exchange for
              STAR options(ii).......................................      8,139
           Estimated fees and expenses...............................      3,000
                                                                       ---------
                   Total estimated purchase price....................  $ 296,970
         Allocation to fair values:
           Pro forma stockholders' equity as of March 31,
              2000(iii)..............................................  $(148,571)
           Intangible assets(v)......................................     (3,300)
           Adjust assets and liabilities:
              Eliminate historical goodwill as of March 31, 2000.....      1,291
              Write-down of fixed assets to fair value...............     94,000
                                                                       ---------
                   Preliminary goodwill(iv)..........................  $ 240,390
                                                                       =========

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        -----------------------


        (i) In accordance with the merger agreement, each share of STAR common stock issued and outstanding shall be converted into the right to receive .3866 shares of World Access Common Stock. At March 31, 2000, approximately 22,667,000 shares of World Access Common Stock are assumed to have been issued in connection with the STAR merger as follows (in thousands, except per share amounts):



             STAR common shares outstanding at June 30, 2000.............    58,632
             Multiplied by: Exchange ratio...............................    0.3866
                                                                           --------
             Shares of World Access Common Stock assumed to be
               exchanged.................................................    22,667
             Multiplied by: Average market price(a)......................  $  12.61
                                                                           --------
             Value of World Access Common Stock exchanged................  $285,831
                                                                           ========



            In accordance with the STAR merger agreement, World Access, at its option, may pay up to 40% of the purchase price in the form of cash. Currently, World Access has no intention of paying any portion of the STAR purchase price with cash other than an immaterial amount to be paid for fractional shares and any cash to be paid for Dissenters' Shares. However, should World Access decide to pay a portion of the STAR purchase price in cash, assuming the maximum of 40% and based upon the average closing price of World Access Common Stock on Nasdaq for the 10 trading day period ended July 17, 2000 of $10.83, World Access would be required to pay STAR shareholders approximately $98.2 million in cash and issue approximately 13.6 million shares of World Access Common Stock having an approximate value of $171.5 million in connection with the merger. Since the option to pay a portion of the STAR purchase price in cash is solely at the option of the World Access and World Access has no intention of paying any portion of the STAR purchase price with the cash option, the pro forma balance sheets have been prepared excluding the cash option.

            ---------------------------


            (a) The average market price represents the average market price of
                World Access Common Stock for the three trading days prior to and on June 7, 2000, the date economic terms of the merger were amended.



        (ii)As the consummation of the merger is expected to occur after July
            1, 2000, we have valued the World Access options using the guidance in FIN 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25. Under FIN 44, the fair value of vested options issued will be included as part of the purchase price. The fair value of unvested options issued will also be included as part of the purchase price; however, a portion of the intrinsic value (if any) of the unvested options will be allocated to unearned compensation and recognized as compensation cost over the remaining future vesting period. The intrinsic value to be allocated to unearned compensation is not significant and has not been reflected in these pro forma financial statements.



            In accordance with the merger agreement, each STAR option is to be converted into an option to purchase 0.3866 shares of World Access Common Stock. At March 31, 2000, STAR had 3,717,665 options outstanding; 1,774,049 of which were vested and 1,943,616 were unvested. The vested and unvested options are convertible to 685,847 and 751,402 World Access options, respectively, totaling 1,437,249.



            The fair value of the 685,847 vested options is $4.4 million computed using the Black-Scholes Option Pricing Model and is included in the purchase price. The fair value of the

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


            751,402 unvested options is $3.7 million computed using the Black-Scholes Option Pricing Model. The assumptions used in the Black-Scholes model are: dividend yield 0%, volatility 70%, risk free interest rate of 6.43%, and an expected life of 3 years.



        (iii) STAR pro forma stockholders' equity as of March 31, 2000 assumes the sale of PT-1 for net cash proceeds of $120.0 million.



        (iv) The pro forma goodwill is preliminary and subject to change based on a final review of the fair values of STAR's net assets as of the actual merger date. Upon a final review of the fair value of STAR's assets and liabilities, it is likely that certain tangible and intangible assets such as international licenses, foreign carrier operating agreements and property and equipment may be recognized at amounts which differ from the amounts estimated in these unaudited pro forma financial statements. Although we do not expect these final adjustments to be significant, they could increase or decrease the depreciation and amortization expense reflected in the unaudited pro forma financial statements.



        (v) Intangible assets consist of retail customer base, licenses and interconnection, management and workforce expertise. Amortization is provided using the straight-line method over a 5-year period.


     (3) Amortization of additional goodwill over an estimated life of 20 years. The pro forma adjustment to goodwill was computed as follows (in thousands):


                                                                               HISTORICAL
                                                                PRO FORMA       GOODWILL     PRO FORMA
                                                    GOODWILL   AMORTIZATION   AMORTIZATION   ADJUSTMENT
                                                    --------   ------------   ------------   ----------
         STAR -- for the three months ended March
           31, 2000...............................  $240,390     $ 3,005        $(2,547)      $   458
         STAR -- for the year ended December 31,
           1999...................................  $240,390     $12,020        $(8,535)      $ 3,485



        Depreciation benefit as a result of write-down of fixed assets to fair value is arrived at using an estimated life of 7 years. The pro forma adjustment to property and equipment was computed as follows (in thousands):



                                                                                       PRO FORMA
                                                                       PROPERTY AND   DEPRECIATION
                                                                        EQUIPMENT      ADJUSTMENT
                                                                       ------------   ------------
         STAR -- for the three months ended March 31, 2000...........    $94,000        $ (3,357)
         STAR -- for the year ended December 31, 1999................    $94,000        $(13,429)



        Amortization of additional intangible assets over an estimated life of 5 years. The pro forma adjustment to intangible assets was computed as follows (in thousands):



                                                                                         PRO FORMA
                                                                         INTANGIBLE     AMORTIZATION
                                                                           ASSETS        ADJUSTMENT
                                                                       --------------   ------------
         STAR -- for the three months ended March 31, 2000...........      $3,300          $  165
         STAR -- for the year ended December 31, 1999................      $3,300          $  660



     (4)  Elimination of STAR's historical goodwill.



     (5)  Elimination of STAR's historical stockholders equity accounts.



     (6) In connection with the consummation of the STAR merger, a certain vendor of STAR has agreed to convert approximately $90.0 million of STAR indebtedness into approximately

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


        7,826,000 shares of World Access Common Stock based upon a conversion rate of $11.50 per share. These shares are assumed to be issued for purposes of the calculation of basic and diluted earnings per share in the pro forma condensed combined statement of operations. The balance sheet adjustment reflects the conversion of approximately $77.4 million from accounts payable to common stock and paid-in capital for the amount of indebtedness outstanding as of March 31, 2000.



     (7)  Elimination of intercompany revenues and related costs.



     (8) Adjustment for the additional tax benefit derived from certain pro forma adjustments. World Access has not recorded any tax benefit on a pro forma basis that may be derived from STAR's net operating losses.



     (9) Represents pro forma weighted average shares for basic and diluted earnings from continuing operations per share. The weighted average shares are computed assuming the issuance of approximately 22,667,000 shares of common stock to complete the STAR merger and 7,826,000 shares upon the conversion of STAR indebtedness into World Access Common Stock, see Note 6. Due to the pro forma loss from continuing operations, potential common stock shares related to stock options, stock warrants, convertible notes and convertible preferred stock have been excluded from the diluted loss per share as the inclusion of these potential common stock shares would be anti-dilutive.



WORLDXCHANGE ADJUSTMENTS



     (10) These columns represent the historical financial position and results of operations of WorldxChange as of and for the three months ended March 31, 2000 and for the year ended December 31, 1999. As WorldxChange's fiscal year end is September 30 the following table represents a reconciliation of WorldxChange's results of operations for its fiscal year ended on September 30, 1999 to the year ended December 31, 1999:



                                                 HISTORICAL
                                                RESULTS FOR
                                                FISCAL YEAR     EXCLUSION OF    INCLUSION OF
                                                   ENDED         OPERATIONS      OPERATIONS      YEAR ENDED
                                               SEPTEMBER 30,    FROM 10/1/98-   FROM 10/1/99-   DECEMBER 31,
                                                    1999          12/31/98        12/31/99          1999
                                               --------------   -------------   -------------   ------------
         Revenues............................    $ 421,580        $(89,927)       $ 143,327       $ 474,980
         Cost of services....................     (328,334)         70,922         (112,545)       (369,957)
         Selling, general and
           administrative....................     (106,254)         23,990          (37,830)       (120,094)
         Depreciation and amortization.......      (17,705)          3,564           (9,375)        (23,516)
         Provision for doubtful accounts.....      (17,858)          3,962           (5,600)        (19,496)
         Interest and other expense..........      (17,531)          4,234           (6,420)        (19,717)
         Minority interest...................        2,251            (637)              --           1,614
                                                 ---------        --------        ---------       ---------
                   Net loss..................    $ (63,851)       $ 16,108        $ (28,443)      $ (76,186)
                                                 =========        ========        =========       =========

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


             On November 4, 1999, WorldxChange acquired the outstanding shares of certain European subsidiaries of ACC Corp. (ACC), a subsidiary of AT&T. The historical results of operations of WorldxChange includes ACC's results for the two months ended December 31, 1999. The results of ACC for the period from January 1, 1999 to October 31, 1999 have been added to the WorldxChange historical results of operations as follows:



                                                          WXC                              WXC
                                                      YEAR ENDED        ACC FOR        YEAR ENDED
                                                   DECEMBER 31, 1999   THE PERIOD   DECEMBER 31, 1999
                                                       INCLUDING       1/1/99 TO        INCLUDING
                                                    2 MONTHS OF ACC     10/31/99    12 MONTHS OF ACC
                                                   -----------------   ----------   -----------------
         Revenues................................      $ 474,980       $ 132,055        $ 607,035
         Cost of services........................       (369,957)       (107,360)        (477,317)
         Selling, general and administrative.....       (120,094)        (47,934)        (168,028)
         Depreciation and amortization...........        (23,516)        (19,788)         (43,304)
         Provision for doubtful accounts.........        (19,496)         (5,546)         (25,042)
         Interest and other expense..............        (19,717)         (5,668)         (25,385)
         Minority interest.......................          1,614              --            1,614
                                                       ---------       ---------        ---------
                   Net loss......................      $ (76,186)      $ (54,241)       $(130,427)
                                                       =========       =========        =========



             The following table represents a reconciliation of WorldxChange's results of operations for the six months ended March 31, 2000 (as shown in the WorldxChange financial statements included in this registration statement) to the results of operations for the three months ended March 31, 2000:



                                                             EXCLUSION OF
                                     RESULTS FOR THE       RESULTS FOR THE      RESULTS FOR THE
                                        SIX MONTHS        THREE MONTHS ENDED   THREE MONTHS ENDED
                                   ENDED MARCH 31, 2000   DECEMBER 31, 1999      MARCH 31, 2000
                                   --------------------   ------------------   ------------------
         Revenues................       $ 291,600             $(143,324)           $ 148,276
         Cost of services........        (230,207)              112,544             (117,663)
         Selling, general and
           administrative........         (73,632)               37,830              (35,802)
         Depreciation and
           amortization..........         (21,825)                9,375              (12,450)
         Provision for doubtful
           accounts..............         (10,953)                5,600               (5,353)
         Interest and other
           expense...............         (14,255)                6,415               (7,840)
                                        ---------             ---------            ---------
         Net loss................       $ (59,272)            $ (28,440)           $ (30,832)
                                        =========             =========            =========



     (11) The WorldxChange merger will be accounted for under the purchase method of accounting. The total cost to acquire WorldxChange is subject to change, to the extent that the number of shares of WorldxChange capital stock to be acquired will not be fixed until the effective date of the merger. A change in total cost will result in a corresponding change in goodwill and related amortization expense. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill and other intangible assets. These allocations are subject to change pending the completion of the final analysis of the total purchase price and fair values of the assets acquired and the liabilities assumed. The impact of such changes could be

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

        material. The preliminary purchase price and goodwill is currently estimated as follows (in thousands):


         Purchase price:
           Issuance of World Access Common Stock(i)..................  $353,102
           Fair value of World Access options issued in exchange for
              WorldxChange options(ii)...............................    17,712
           Bridge financing(iii).....................................    25,000
           Estimated fees and expenses...............................     3,000
                                                                       --------
                   Total estimated purchase price....................  $398,814
         Allocation to fair values:
           Historical shareholders' deficit as of March 31, 2000.....  $ 51,789
           Intangible assets (vi)....................................   (29,500)
           Eliminate payable to World Access.........................   (25,000)
           Adjust assets and liabilities:
              Eliminate historical goodwill as of March 31, 2000.....    78,908
              Write-off impaired assets(iv)..........................     6,500
              Write-down of fixed assets to fair value...............    68,000
                                                                       --------
           Preliminary goodwill(v)...................................  $549,511
                                                                       ========


        -----------------------


        (i) In accordance with the merger agreement, each share of WorldxChange common stock issued and outstanding shall be converted into the right to receive 0.6583 shares of World Access Common Stock. At March 31, 2000, a total of 29,848,000 shares of World Access Common Stock are assumed to have been issued in connection with the WorldxChange merger as follows (in thousands, except per share amounts):



             WorldxChange common shares outstanding upon the conversion
               of preferred shares outstanding at March 31, 2000.........     8,283
             WorldxChange common shares outstanding at March 31, 2000....    37,058
                                                                           --------
                       Total WorldxChange common shares outstanding......    45,341
             Multiplied by: Exchange ratio...............................    0.6583
                                                                           --------
             Shares of World Access Common Stock assumed to be
               exchanged.................................................    29,848
             Multiplied by: Average market price (a).....................  $  11.83
                                                                           --------
             Value of World Access Common Stock exchanged................  $353,102
                                                                           ========


---------------

            (a) The average price represents the average market price of World
                Access Common Stock for the three trading days prior to and on May 23, 2000, the date economic terms of the merger were amended.


        (ii) As the consummation of the merger is expected to occur after July 1, 2000, we have valued the World Access options using the guidance in FIN 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB opinion No. 25. Under FIN 44, the fair value of vested options issued will be included as part of the purchase price. The fair value of unvested options issued will also be included as part of the purchase price; however, a portion of the intrinsic value (if any) of the unvested options will be allocated to unearned compensation and recognized as compensation cost over the remaining future vesting period. The intrinsic value to be allocated to unearned compensation is not significant and has not been reflected in these pro forma financial statements.

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


             In accordance with the merger agreement, each WorldxChange option is to be converted into an option to purchase 0.6583 shares of World Access Common Stock. At March 31, 2000, WorldxChange had 3,965,531 options outstanding; 2,482,267 of which were vested and 1,483,264 were unvested. The vested and unvested options are convertible to 1,634,076 and 976,433 World Access options respectively, totaling 2,610,509. The fair value of the 1,634,076 vested options is $12.7 million computed using the Black-Scholes Option Pricing Model and is included in the purchase price. The fair value of the 976,433 unvested options is $5.0 million computed using the Black-Scholes Option Pricing Model. The assumptions used in the Black-Scholes model are: dividend yield 0%, volatility 70%, risk free interest rate of 6.43%, and an expected life of 3 years.



        (iii) As an integral component of the merger agreement, World Access agreed to provide WorldxChange up to $45.0 million in bridge funds, $25.0 million of which had been advanced as of March 31, 2000. These funds are being used to finance operating losses expected to be incurred by WorldxChange prior to the merger date and to make permanent investments in working capital that are required to support WorldxChange growth. World Access expects that the remaining balance of $20.0 million to be advanced subsequent to the merger date and intends to fully forgive this loan in connection with the consummation of the merger. As a result, the bridge financing already funded is being accounted for as additional purchase price.



        (iv) At March 31, 2000, WorldxChange has PC based switches with net book value of approximately $6.5 million. The merger with World Access would result in an impairment of these assets, hence, the adjustment to write-off impaired assets from the acquisition. Consequently, depreciation expense is decreased by $1.3 million and $325,000 for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively.



        (v) The pro forma goodwill is preliminary and subject to change based on a final review of the fair values of WorldxChange's net assets as of the actual merger date. Upon a final review of the fair value of WorldxChange's assets and liabilities, it is likely that certain tangible and intangible assets such as international licenses, foreign carrier operating agreements and property and equipment may be recognized at amounts which differ from the amounts estimated in these unaudited pro forma financial statements. Although we do not expect these final adjustments to be significant, they could increase or decrease the depreciation and amortization expense reflected in the unaudited pro forma financial statements.



        (vi) Intangible assets consist of retail customer base, management information systems, licenses and interconnection, management and workforce expertise. Amortization is provided using the straight-line method over a 5-year period.



     (12) Amortization of goodwill over an estimated life of 20 years. The pro forma adjustment to goodwill was computed as follows (in thousands):



                                                                               HISTORICAL
                                                                PRO FORMA       GOODWILL     PRO FORMA
                                                    GOODWILL   AMORTIZATION   AMORTIZATION   ADJUSTMENT
                                                    --------   ------------   ------------   ----------
         WorldxChange -- For the three months
           ended March 31, 2000...................  $549,511     $ 6,869        $   (928)      $5,941
         WorldxChange -- For the year ended
           December 31, 1999......................  $549,511     $27,476        $(18,641)      $8,835

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


           Depreciation benefit as a result of write-down of fixed assets to fair value is arrived at using an estimated life of 7 years. The pro forma adjustment to property and equipment was computed as follows (in thousands):



                                                                                       PRO FORMA
                                                                       PROPERTY AND   DEPRECIATION
                                                                        EQUIPMENT      ADJUSTMENT
                                                                       ------------   ------------
         WorldxChange -- for the three months ended March 31, 2000...    $ 68,000       $(2,429)
         WorldxChange -- for the year ended December 31, 1999........    $ 68,000       $(9,714)



           Amortization of additional intangible assets over an estimated life of 5 years. The pro forma adjustment to intangible assets was computed as follows (in thousands):



                                                                                       PRO FORMA
                                                                       INTANGIBLE    AMORTIZATION
                                                                         ASSETS       ADJUSTMENT
                                                                       -----------   -------------
         WorldxChange -- for the three months ended March 31, 2000...    $29,500        $1,475
         WorldxChange -- for the year ended December 31, 1999........    $29,500        $5,900



     (13) Elimination of WorldxChange's historical goodwill.



     (14) Elimination of WorldxChange's historical shareholders' deficit accounts.



     (15) In connection with the consummation of the WorldxChange merger, a certain vendor of WorldxChange has agreed to convert approximately $25.0 million of WorldxChange indebtedness into approximately 2,174,000 shares of World Access Common Stock based upon a conversion rate of $11.50 per share. These shares are assumed to be issued for purposes of the calculation of basic and diluted earnings per share in the pro forma condensed combined statement of operations. The balance sheet adjustment reflects the conversion of approximately $2.3 million from accounts payable to common stock and paid-in-capital for the amount of indebtedness outstanding as of March 31, 2000.



     (16) Elimination of intercompany carrier service revenues and related costs.



     (17) At March 31, 2000, WorldxChange had a $2,351,114 note payable plus $209,762 interest payable to STAR. Assuming the mergers of WorldxChange and STAR with World Access are consummated, this adjustment is necessary to eliminate the intercompany debt and interest payable.



     (18) Adjustment for the additional income tax provision derived from certain pro forma adjustments. World Access has not recorded any tax benefit on a pro forma basis that may be derived from WorldxChange's net operating losses.



     (19) Represents pro forma weighted average shares for basic and diluted earnings from continuing operations per share. The weighted average shares are computed assuming the issuance of an aggregate of 29,848,000 shares issued to complete the WorldxChange merger and 2,174,000 shares upon the conversion of WorldxChange indebtedness into World Access Common Stock, see Note 15. Due to the pro forma loss from continuing operations potential common stock shares related to stock options, stock warrants, convertible notes and convertible preferred stock have been excluded from the diluted loss per share as the inclusion of these potential common stock shares would be anti-dilutive.

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


TELDAFAX ADJUSTMENTS



(21) These columns represent the historical financial position and results of operations of TelDaFax as of and for the three months ended March 31, 2000 and for the year ended December 31, 1999.



     The following tables represent the conversion of TelDaFax's balance sheet as of March 31, 2000 and statements of operations for the three months and year ended March 31, 2000 and December 31, 1999, respectively, from local currency (deutsche marks) into U.S. dollars. The U.S. dollar equivalent was computed by multiplying the deutsche mark balance by 0.4884, the exchange rate as of March 31, 2000 for the balance sheet and by 0.5048 and 0.5435 which represent the average exchange rates for the three months and year ended periods March 31, 2000 and December 31, 1999, respectively.



                                                       TELDAFAX                          TELDAFAX
                                                       MARCH 31,        EXCHANGE        MARCH 31,
                                                         2000             RATE             2000
                                                  -------------------   --------   --------------------
                                                  (IN THOUSANDS - DM)              (IN THOUSANDS - USD)
      Cash and equivalents......................        104,361          0.4884          $ 50,970
      Accounts receivable.......................         78,012          0.4884            38,101
      Prepaid expenses and other current
        assets..................................         51,541          0.4884            25,173
                                                       --------                          --------
          Total current assets..................        233,914                           114,244
                                                       --------                          --------
      Property and equipment, net...............        139,730          0.4884            68,244
      Goodwill..................................         21,098          0.4884            10,304
     Other assets...............................         28,098          0.4884            13,723
                                                       --------                          --------
          Total assets..........................        422,840                          $206,515
                                                       ========                          ========
      Short-term debt...........................         14,539          0.4884          $  7,101
      Accounts payable..........................        167,046          0.4884            81,585
      Other accrued liabilities.................         14,327          0.4884             6,997
                                                       --------                          --------
          Total current liabilities.............        195,912                            95,683
                                                       --------                          --------
      Long-term debt............................         42,808          0.4884            20,907
      Other long-term liabilities...............            714          0.4884               349
                                                       --------                          --------
          Total liabilities.....................        239,434                           116,939
                                                       --------                          --------
      Minority interests........................         (1,122)         0.4884              (548)
      Stockholders' Equity (Deficit):
      Common stock..............................        172,024          0.4884            84,017
      Additional paid in capital................         15,787          0.4884             7,710
      Accumulated deficit.......................         (3,283)         0.4884            (1,603)
                                                       --------                          --------
          Total stockholders' equity............        184,528                            90,124
                                                       --------                          --------
          Total liabilities and stockholders'
            equity..............................        422,840                          $206,515
                                                       ========                          ========

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


                                                        TELDAFAX                          TELDAFAX
                                                   THREE MONTHS ENDED    EXCHANGE    THREE MONTHS ENDED
                                                     MARCH 31, 2000        RATE        MARCH 31, 2000
                                                  --------------------   --------   --------------------
                                                  (IN THOUSANDS - DM)               (IN THOUSANDS - USD)
       Service revenues.........................         166,773          0.5048          $84,187
       Operating expenses:
          Cost of services (exclusive of
            depreciation and amortization shown
            separately below)...................         137,616          0.5048           69,468
          Selling, general and administrative...          23,492          0.5048           11,859
          Depreciation and amortization.........          10,616          0.5048            5,359
          Provision for doubtful accounts.......           1,103          0.5048              557
                                                        --------                          -------
          Total operating expenses..............         172,827                           87,243
                                                        --------                          -------
          Operating loss........................          (6,054)                          (3,056)
          Interest and other income.............             998          0.5048              504
          Interest expense......................            (718)         0.5048             (363)
                                                        --------                          -------
          Loss from continuing operations before
            income taxes and minority
            interests...........................          (5,774)                          (2,915)
          Provision (benefit) for income
            taxes...............................          (2,965)         0.5048           (1,497)
                                                        --------                          -------
          Loss from continuing operations before
            minority interests..................          (2,809)                          (1,418)
          Minority interests....................           1,258          0.5048              635
                                                        --------                          -------
          Loss from continuing operations.......          (1,551)                         $  (783)
                                                        ========                          =======

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


    Effective October 1, 1999, TelDaFax acquired a majority interest in the telecommunications equipment distributor Demuth & Dietl Co. Kommunikationselektronik GmbH (D & D). The historical results of operations of TelDaFax for the year ended December 31, 1999 includes D & D results for the three months ended December 31, 1999. The results of D & D for the period from January 1, 1999 to September 30, 1999 have been added to the TelDaFax historical results of operations as follows:



                                   TELDAFAX                                   TELDAFAX                          TELDAFAX
                                  YEAR ENDED             D&D FOR             YEAR ENDED                        YEAR ENDED
                              DECEMBER 31, 1999        THE PERIOD         DECEMBER 31, 1999                DECEMBER 31, 1999
                              INCLUDING 3 MONTHS   JANUARY 1, 1999 TO    INCLUDING 12 MONTHS   EXCHANGE   INCLUDING 12 MONTHS
                                    OF D&D         SEPTEMBER 30, 1999          OF D&D            RATE            OF D&D
                              ------------------   -------------------   -------------------   --------   --------------------
                                                   (IN THOUSANDS - DM)                                    (IN THOUSANDS - USD)
      Service revenues......        611,018               58,787               669,805          0.5435          $364,039
      Operating expenses:
         Cost of services
           (exclusive of
           depreciation and
           amortization
           shown separately
           below)...........        507,745               53,083               560,828          0.5435           304,810
         Selling, general
           and
           administrative...         75,551                5,547                81,098          0.5435            44,077
         Depreciation and
           amortization.....         33,630                  168                33,798          0.5435            18,369
         Provision for
           doubtful
           accounts.........          8,457                  156                 8,613          0.5435             4,681
                                   --------              -------              --------                          --------
         Total operating
           expenses.........        625,383               58,954               684,337                           371,937
                                   --------              -------              --------                          --------
         Operating loss.....        (14,365)                (167)              (14,532)                           (7,898)
         Interest and other
           income...........          4,456                   86                 4,542          0.5435             2,469
         Interest expense...         (3,692)                (302)               (3,994)         0.5435            (2,171)
                                   --------              -------              --------                          --------
         Loss from
           continuing
           operations before
           income taxes and
           minority
           interests........        (13,601)                (383)              (13,984)                           (7,600)
         Provision (benefit)
           for income
           taxes............         (7,009)                 (37)               (7,046)         0.5435            (3,830)
                                   --------              -------              --------                          --------
         Loss from
           continuing
           operations before
           minority
           interest.........         (6,592)                (346)               (6,938)                           (3,770)
         Minority
           interest.........          1,336                   89                 1,425          0.5435               774
                                   --------              -------              --------                          --------
         Loss from
           continuing
           operations.......         (5,256)                (257)               (5,513)                         $ (2,996)
                                   ========              =======              ========                          ========



(22) The board of directors of World Access has approved a Purchase and Transfer Agreement, dated as of June 14, 2000, under which World Access will acquire shares of TelDaFax stock.



     Pursuant to the TelDaFax Purchase Agreement, World Access will acquire shares of TelDaFax in five transactions (collectively referred to as the TelDaFax Purchase):



        - Contribution. TelDaFax and Netnet Telekommunications GmbH and NewTel Communications GmbH, each a subsidiary of World Access, will enter into a Contribution/Exchange

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


          Agreement under which World Access will contribute the German operations of Netnet and NewTel to TelDaFax in exchange for newly issued shares of TelDaFax;



        - Funds Share Purchase. Apax Germany II L.P., Apax Funds Nominees Ltd. fur "B" Account, Apax Funds Nominees Ltd. fur "D" Account and AP Vermogensverwaltung Gesellschaft burgerlichen Rechts, collectively referred to as the Funds, have agreed to sell all of the TelDaFax shares held by them to World Access. In the purchase of the TelDaFax shares from the Funds, each share of TelDaFax stock will be exchanged for 1.025 shares of World Access Common Stock;



        - Klose Share Purchase. From June 14, 2000 until December 31, 2001, Dr. Henning F. Klose has a right to sell to World Access, and World Access has an obligation to purchase from Dr. Klose at Dr. Klose's option, all shares of TelDaFax stock held by Dr. Klose in up to three installments. From July 1, 2002 until December 31, 2002, World Access has a right to purchase from Dr. Klose, and Dr. Klose has an obligation to sell to World Access at World Access' option, all shares of TelDaFax stock held by Dr. Klose. In the Klose share purchase, each share of TelDaFax stock will be exchanged for 1.025 shares of World Access Common Stock;



        - A+M Share Purchase. From the closing of World Access' purchase of the TelDaFax shares held by the Funds until April 30, 2001, A+M GmbH & Co Vermogensverwaltung KG has a right to sell to World Access, and World Access has an obligation to purchase from A+M at A+M's option, all shares of TelDaFax stock held by A+M. From July 1, 2000 until December 31, 2001, World Access has a right to purchase from A+M, and A+M has an obligation to sell to World Access at World Access' option, all shares of TelDaFax stock held by A+M. In the A+M share purchase, each share of TelDaFax stock will be exchanged for 1.025 shares of World Access Common Stock; and



        - Tender Offer. World Access will conduct a tender offer for all of the remaining issued and outstanding shares of TelDaFax. In the tender offer, World Access will offer as consideration 1.025 shares of World Access Common Stock for each share of TelDaFax stock.



     The TelDaFax Purchase will be accounted for under the purchase method of accounting. For purposes of these pro forma financial statements, World Access has assumed that all five transactions were consummated resulting in World Access acquiring 100% of the outstanding TelDaFax shares. The total cost to acquire TelDaFax is subject to change, to the extent that the number of shares of TelDaFax capital stock to be acquired will not be fixed until the effective date of the merger. A change in total cost will result in a corresponding change in goodwill and related amortization expense. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill and other intangible assets. These allocations are subject to change pending the completion of the final analysis of the total purchase price and fair values of the assets acquired and

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     the liabilities assumed. The impact of such changes could be material. The preliminary purchase price and goodwill is currently estimated as follows (in thousands):



    Purchase price:
      Issuance of World Access Common Stock (i).................  $  395,989
      Estimated fees and expenses...............................       5,000
                                                                  ----------
              Total estimated purchase price....................  $  400,989
    Allocation to fair values:
      Historical shareholders' equity as of March 31, 2000......     (90,124)
      Intangible assets (iii)...................................     (24,000)
      Adjust assets and liabilities:
         Eliminate historical goodwill..........................      10,304
         Write down of fixed assets to fair value...............      24,000
                                                                  ----------
    Preliminary goodwill (ii)...................................  $  321,169
                                                                  ==========


---------------


     (i) In accordance with the purchase agreement, each share of TelDaFax common stock held by the Funds, Klose and A+M and all TelDaFax common stock subject to the tender offer shall be converted into the right to receive 1.025 shares of World Access Common Stock and such World Access Common Stock is assumed to have been issued in connection with the TelDaFax purchase as follows (in thousands, except per share amounts):



     TelDaFax common shares held by:

  The Funds, Dr. Klose and A+M..............................    14,078
  Remaining shares subject to the tender offer..............    19,751
                                                              --------
          Total TelDaFax shares purchased...................    33,829
  Multiplied by: Exchange ratio.............................     1.025
                                                              --------
  Shares of World Access Common Stock to be exchanged           34,675
  Multiplied by: Average market price (a)...................  $  11.42
                                                              --------
  Value of World Access Common Stock exchanged..............  $395,989
                                                              ========


---------------


     (a) The average price represents the average market price of World Access Common Stock for the three trading days prior and the three trading days subsequent to June 14, 2000, the date economic terms of the purchase were announced.



     (ii) The pro forma goodwill is preliminary and subject to change based on a final review of the fair values of TelDaFax's net assets as of the actual purchase date. Upon a final review of the fair value of TelDaFax's assets and liabilities, it is likely that certain tangible and intangible assets such as customer lists, trademarks and property and equipment may be recognized at amounts which differ from the amounts estimated in these unaudited pro forma financial statements. Although we do not expect these final adjustments to be significant, they could increase or decrease the amortization and depreciation expense reflected in the unaudited pro forma financial statements.



     (iii) Intangible assets consist of retail customer base, licenses and interconnection, management and workforce expertise. Amortization is provided using the straight-line method over a 5-year period.

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


(23) Amortization of goodwill over an estimated life of 20 years. The pro forma adjustment to goodwill was computed as follows (in thousands):



                                                                               HISTORICAL
                                                                PRO FORMA       GOODWILL     PRO FORMA
                                                    GOODWILL   AMORTIZATION   AMORTIZATION   ADJUSTMENT
                                                    --------   ------------   ------------   ----------
           TelDaFax -- For the three months ended
             March 31, 2000.......................  $321,169     $ 4,014        $    485      $ 3,529
           TelDaFax -- For the year ended December
             31, 1999.............................  $321,169     $16,058        $    605      $15,453



     Depreciation benefit as a result of write-down of fixed assets to fair value is arrived at using an estimated life of 7 years. The pro forma adjustment to property and equipment was computed as follows (in thousands):



                                                                                   PRO FORMA
                                                                   PROPERTY AND   DEPRECIATION
                                                                    EQUIPMENT      ADJUSTMENT
                                                                   ------------   ------------
           TelDaFax -- For the three months ended March 31,
             2000................................................    $24,000        $  (857)
           TelDaFax -- For the year ended December 31, 1999......    $24,000        $(3,429)



     Amortization of additional intangible assets over an estimated life of 5 years. The pro forma adjustment to intangible assets was computed as follows (in thousands):



                                                                                 PRO FORMA
                                                                   INTANGIBLE   AMORTIZATION
                                                                     ASSETS      ADJUSTMENT
                                                                   ----------   ------------
           TelDaFax -- For the three months ended March 31,
            2000.................................................   $24,000        $1,200
           TelDaFax -- For the year ended December 31, 1999......   $24,000        $4,800



(24) Elimination of historical goodwill.



(25) Elimination of historical shareholders' equity accounts.



(26) Elimination of intercompany service revenues and related costs.



(27) World Access has not recorded any tax benefit on a pro forma basis that may be derived from TelDaFax's net operating losses.



(28) Represents pro forma weighted average shares for basic and diluted earnings from continuing operations per share. The weighted average shares are computed assuming the issuance of an aggregate of 34,675,000 shares issued to complete the TelDaFax purchase. Due to the pro forma loss from continuing operations potential common stock shares related to stock options, stock warrants, convertible notes and convertible preferred stock have been excluded from the diluted loss per share as the inclusion of these potential common stock shares would be anti-dilutive.


PRO FORMA WORLD ACCESS


(29) On December 17, 1999, World Access entered into an Asset Purchase Agreement with Long Distance International, Inc. ("LDI") whereby it agreed to purchase substantially all of its assets in exchange for World Access Convertible Preferred Stock, Series D, with an Aggregate Liquidation Preference of $185,000,000 ("World Access Preferred") and the assumption of certain of LDI's liabilities. At the closing of the transaction, 81% of the World Access Preferred was issued to holders of LDI's 12 1/4% Senior Notes due 2008 ("Note Holders"), in satisfaction of LDI's obligations thereunder; 6% of World Access Preferred was issued to NETnet International S.A. ("S.A.") in satisfaction of LDI's obligation under an Acquisition Agreement dated October 9, 1998; 3% of the

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     World Access Preferred was issued to LDI to satisfy any remaining obligations; and 10% of the World Access Preferred was deposited into escrow to secure LDI's indemnification obligations under the Asset Purchase Agreement. Any escrow proceeds not so applied will be allocated 70% to the Note Holders; 20% to S.A. and 10% to LDI.

     The Unaudited Pro Forma World Access Condensed Combined Statement of Operations for the year ended December 31, 1999 give effect to our February 2000 acquisition of LDI, our December 1999 merger with FaciliCom and related transactions, and our May 1999 acquisition of Comm/Net as if the acquisitions had been completed on January 1, 1999. The Unaudited Pro Forma World Access Condensed Combined Statement of Operations for the three months ended March 31, 2000 gives effect to our February 2000 acquisition of LDI as if the acquisition had been completed on January 1, 2000. The unaudited pro forma condensed combined statements of operations, while helpful in illustrating characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results.

     As a result of the FaciliCom merger and the restructuring program initiated by World Access in the fourth quarter of 1999, World Access expects to realize significant operational and financial synergies. These synergies are expected to include cost reductions resulting from traffic routing changes made to take advantage of each company's least cost routes, elimination of redundant leased line costs, elimination of redundant switching centers and consolidation of certain administrative functions. World Access currently estimates that these annualized cost savings, which have been excluded from the unaudited pro forma condensed combined statement of operations, will range from $20.0 million to $35.0 million.

     The unaudited pro forma condensed combined statements of operations are presented for comparative purposes only and are not intended to be indicative of the actual results had these transactions occurred as of the beginning of the period nor does it purport to indicate results which may be attained in the future.

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


PRO FORMA WORLD ACCESS


UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET


MARCH 31, 2000:



                                                       HISTORICAL
                                                         WORLD        PRO FORMA         WORLD
                                                         ACCESS      ADJUSTMENTS        ACCESS
                                                       ----------    -----------      ----------
                                             ASSETS
Cash and equivalents.................................  $  145,347     $ 187,700(0)    $  333,047
Short-term investments...............................      43,922            --           43,922
Restricted cash......................................      30,847            --           30,847
Accounts and notes receivable........................     260,053            --          260,053
Prepaid expenses and other current assets............      29,835            --           29,835
Net assets held for sale.............................     238,405      (133,700)(0)      104,705
Investments..........................................          --        70,000(0)        70,000
                                                       ----------     ---------       ----------
          Total Current Assets.......................     748,409       124,000          872,409
                                                       ----------     ---------       ----------
Property and equipment, net..........................     154,250            --          154,250
Goodwill.............................................   1,081,172            --        1,081,172
Other assets.........................................      64,854            --           64,854
                                                       ----------     ---------       ----------
          Total Assets...............................  $2,048,685     $ 124,000       $2,172,685
                                                       ==========     =========       ==========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Short-term debt......................................  $   74,722     $      --       $   74,722
Accounts payable.....................................     228,721            --          228,721
Other accrued liabilities............................     101,730            --          101,730
                                                       ----------     ---------       ----------
          Total Current Liabilities..................     405,173            --          405,173
Long-term debt.......................................     413,989            --          413,989
Other long-term liabilities..........................         652            --              652
                                                       ----------     ---------       ----------
          Total Liabilities..........................     819,814            --          819,814
                                                       ----------     ---------       ----------
Stockholders' Equity (Deficit):
Preferred stock......................................           6            --                6
Common stock.........................................         597            --              597
Additional paid in capital...........................   1,422,619            --        1,422,619
Accumulated other comprehensive loss.................      (4,368)           --           (4,368)
Accumulated deficit..................................    (189,983)      124,000(0)       (65,983)
                                                       ----------     ---------       ----------
          Total Stockholders' Equity (Deficit).......   1,228,871       124,000        1,352,871
                                                       ----------     ---------       ----------
          Total Liabilities and Stockholders'
            Equity...................................  $2,048,685     $ 124,000       $2,172,685
                                                       ==========     =========       ==========

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

PRO FORMA WORLD ACCESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2000:

                                                    WORLD                 PRO FORMA       PRO FORMA
                                                  ACCESS(A)    LDI(D)    ADJUSTMENTS     WORLD ACCESS
                                                  ---------   --------   -----------     ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Carrier service revenues........................  $255,541    $  8,679     $    --         $264,220
Operating expenses:
Cost of carrier services........................   223,855      10,025          --          233,880
Selling, general and administrative.............    21,861       6,726          --           28,587
Depreciation and amortization...................    17,759       2,595       1,428(G)        21,782
Provision for doubtful accounts.................     1,915       1,366          --            3,281
                                                  --------    --------     -------         --------
          Total operating expenses..............   265,390      20,712       1,428          287,530
                                                  --------    --------     -------         --------
          Operating income (loss)...............    (9,849)    (12,033)     (1,428)         (23,310)
Interest and other income.......................     2,619       3,742          --            6,361
Interest expense................................   (14,545)     (6,235)      5,018(J)       (15,762)
Foreign exchange loss...........................       532         (94)         --              438
                                                  --------    --------     -------         --------
          Income (loss) from continuing
            operations before income taxes......   (21,243)    (14,620)      3,590          (32,273)
Provision (benefit) for income taxes............    (3,460)         --       1,910(K)        (1,550)
                                                  --------    --------     -------         --------
          Income (loss) from continuing
            operations..........................   (17,783)    (14,620)      1,680          (30,723)
Preferred stock dividends.......................      (632)         --          --             (632)
                                                  --------    --------     -------         --------
          Income (loss) from continuing
            operations available to common
            stockholders........................  $(18,415)   $(14,620)    $ 1,680         $(31,355)
                                                  ========    ========     =======         ========
Loss per common share from continuing
  operations:
  Basic.........................................  $  (0.33)                                $  (0.57)(N)
                                                  ========                                 ========
  Diluted.......................................  $  (0.33)                                $  (0.57)(N)
                                                  ========                                 ========
Weighted average shares outstanding:
  Basic.........................................    55,189                                   55,189(N)
                                                  ========                                 ========
  Diluted.......................................    55,189                                   55,189(N)
                                                  ========                                 ========

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

PRO FORMA WORLD ACCESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999:

                                  WORLD                                              PRO FORMA       PRO FORMA
                                ACCESS(A)   FACILICOM(B)   COMM/NET(C)    LDI(D)    ADJUSTMENTS     WORLD ACCESS
                                ---------   ------------   -----------   --------   -----------     ------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Carrier service revenues......  $501,081      $404,485       $13,868     $117,662    $(17,543)(F)    $1,019,553
Operating expenses:
Cost of carrier services......   448,305       364,773         9,923       97,867     (14,932)(F)       905,936
Selling, general and
  administrative..............    23,628        49,376         2,324       56,923          --           132,251
Depreciation and
  amortization................    13,541        27,823           390       20,716      37,750(G)         93,252
                                                                                       (6,968)(H)
Provision for doubtful
  accounts....................     4,805         7,276            --        1,899          --            13,980
Restructuring and other
  special charges.............    37,800            --            --        6,387          --            44,187
                                --------      --------       -------     --------    --------        ----------
         Total operating
           expenses...........   528,079       449,248        12,637      183,792      15,850         1,189,606
                                --------      --------       -------     --------    --------        ----------
         Operating income
           (loss).............   (26,998)      (44,763)        1,231      (66,130)    (33,393)         (170,053)
Interest and other income.....     3,308         3,026            --        4,488          --            10,822
Interest expense..............   (12,914)      (33,413)          (65)     (33,607)     (8,325)(I)       (58,208)
                                                                                       30,116(J)
Foreign exchange loss.........      (620)       (1,749)           --           --          --            (2,369)
                                --------      --------       -------     --------    --------        ----------
         Income (loss) from
           continuing
           operations before
           income taxes.......   (37,224)      (76,899)        1,166      (95,249)    (11,602)         (219,808)
Provision (benefit) for income
  taxes.......................   (10,126)       (7,335)          264           --      10,198(K)         (6,999)
                                --------      --------       -------     --------    --------        ----------
         Income (loss) from
           continuing
           operations.........   (27,098)      (69,564)          902      (95,249)    (21,800)         (212,809)
Preferred stock dividends.....    (1,968)           --            --       (2,049)       (493)(L)        (2,461)
                                                                                        2,049(M)
                                --------      --------       -------     --------    --------        ----------
         Income (loss) from
           continuing
           operations
           available to common
           stockholders.......  $(29,066)     $(69,564)      $   902     $(97,298)   $(20,244)       $ (215,270)
                                ========      ========       =======     ========    ========        ==========
Loss per common share from
  continuing operations:
  Basic.......................  $  (0.78)                                                            $    (4.25)(N)
                                ========                                                             ==========
  Diluted.....................  $  (0.78)                                                            $    (4.25)(N)
                                ========                                                             ==========
Weighted average shares
  outstanding:
  Basic.......................    37,423                                                                 50,634(N)
                                ========                                                             ==========
  Diluted.....................    37,423                                                                 50,634(N)
                                ========                                                             ==========

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     A. This column represents the historical results of operations of World Access. The World Access results of operations for the year ended December 31, 1999 includes the results of Comm/Net from May 1, 1999 and the results of FaciliCom from December 7, 1999. The World Access results of operations for the three months ended March 31, 2000 include the results of operations of LDI from February 11, 2000.

     B. This column represents the historical results of operations of FaciliCom for the period January 1, 1999 to December 6, 1999.


        On August 17, 1999 the Company entered into a definitive merger agreement with FaciliCom International, Inc. ("FaciliCom"), a privately owned company that is a facilities-based provider of European and U.S. originated international long-distance voice, data and Internet services. On December 7, 1999, the transaction was completed in its final form whereby FaciliCom merged into the Company (the "FaciliCom Merger").



        In connection with the FaciliCom Merger, the stockholders of FaciliCom received approximately $56.0 million in cash, 369,901 shares of Convertible Preferred Stock, Series C (the "Series C Preferred Stock"), and 495,557 vested options that each may be exercised to acquire one share of the Company's common stock at an average exercise price of $2.63 per share. In addition, the Company issued 1,912,500 non-qualified options to purchase Company common stock at an exercise price of $15.00 per share in exchange for substantially all the options held by FaciliCom's employees. The Series C Preferred Stock which has a $369.9 million liquidation preference was valued at $265.5 million based on its estimated market value as of the FaciliCom Stock Valuation Date, as determined by an investment banking firm. The stock options were valued at $24.8 million based on the Black-Scholes option valuation model. Included in other liabilities in the table below, is $300.0 million
        10 1/2% FaciliCom Series B Senior Notes due 2008 which were exchanged for the Company's 13.25% Senior Notes due 2008 having an aggregate principal amount of $300.0 million. As consideration for this exchange the Company issued 942,627 shares of its common stock valued at $15.0 million to FaciliCom noteholders.



        The Series C Preferred Stock bears no dividend and is convertible into shares of the Company's common stock at a conversion rate of $20.38 per common share, subject to adjustment in the event of below market issuances of common stock, stock dividends, subdivisions, combinations, reclassifications and other distributions with respect to common stock. If the closing trading price of the Company's common stock exceeds $20.38 per share for 60 consecutive trading days, the Series C Preferred Stock will automatically convert into common stock. Initially, the holders of the Series C Preferred Stock were entitled to elect four new directors to the Company's board of directors. Except for the election of directors, the holders of the Series C Preferred Stock vote on an as-converted basis with the holders of the Company's common stock.



        The acquisition of FaciliCom has been accounted for using the purchase method of accounting. Accordingly, the results of FaciliCom's operations have been included in the accompanying consolidated financial statements from December 7, 1999. The excess of purchase price over the

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


        fair value of net assets acquired has been recorded as goodwill and is being amortized over a 20 year period. The following summarizes the allocation of the purchase price (in thousands):



Purchase price:
  Cash......................................................  $  56,000
  Preferred stock issued....................................    265,515
  Common stock issued.......................................     15,000
  Stock options issued......................................     24,785
  Fees and expenses.........................................     14,250
                                                              ---------
          Total purchase price..............................    375,550
Allocation to fair value of net assets:
  Current assets............................................   (183,934)
  Property and equipment....................................   (116,479)
  Other assets..............................................     (1,362)
  Current liabilities.......................................    205,230
  Other liabilities.........................................    313,148
                                                              ---------
          Goodwill..........................................  $ 592,153
                                                              =========


     C. This column represents the historical results of operations of Comm/Net for the period January 1, 1999 to April 30, 1999.


        In May 1999, the Company acquired substantially all the assets and assumed certain liabilities of Comm/Net Holding Corporation and its wholly owned subsidiaries, Enhanced Communications Corporation, Comm/Net Services Corporation and Long Distance Exchange Corporation (Comm/Net Holdings and its wholly owned subsidiaries are collectively referred to herein as "Comm/Net"). Comm/Net, headquartered in Plano, Texas, is a facilities-based provider of wholesale international long distance and wholesale prepaid calling card services, primarily to the Mexican telecommunications markets.



        In connection with the acquisition, the Company issued 23,174 shares of 4.25% Cumulative Junior Convertible Preferred Stock, Series B (the "Series B Preferred Stock"), valued at approximately $18.5 million with a $23.2 million liquidation preference, and paid approximately $3.5 million to retire certain Comm/Net notes payable outstanding at the time of acquisition. The Series B Preferred Stock is convertible into shares of the Company's common stock at a conversion rate of $16.00 per common share, subject to standard anti-dilution adjustments. If the closing trading price of the Company's common stock exceeds $16.00 per share for 45 consecutive trading days, the Series B Preferred Stock will automatically convert into common stock. Preferred dividends began accruing July 1, 1999 and are payable quarterly. In March 2000, the Series B Preferred Stock was converted into 1,448,373 shares of the Company's common stock.



        The acquisition of Comm/Net has been accounted for under the purchase method of accounting. Accordingly, the results of Comm/Net's operations have been included in the accompanying consolidated financial statements from May 1, 1999. The excess of purchase price over the fair

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


        value of net assets acquired has been recorded as goodwill and is being amortized over a 20 year period. the following summarizes the allocation of the purchase price (in thousands):



Purchase price:
  Preferred stock issued....................................  $18,539
  Debt paid.................................................    3,502
  Fees and expenses.........................................      800
                                                              -------
          Total purchase price..............................   22,841
Allocation to fair values of net assets:
  Current assets............................................   (7,754)
  Property and equipment....................................   (3,351)
  Current liabilities.......................................    9,609
  Other assets and liabilities, net.........................    1,368
                                                              -------
          Goodwill..........................................  $22,713
                                                              =======


     D. These columns represents the historical results of operations of LDI. For the Unaudited Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2000, the historical results of operations of LDI are for the period January 1, 2000 to February 10, 2000. For the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 1999, the historical results of operations of LDI are for the period January 1, 1999 to December 31, 1999.


     E. The LDI merger has been accounted for under the purchase method of accounting. Under the terms of the Agreement and Plan of Merger dated as of December 17, 1999, the purchase price was determined as follows (in thousands):



Purchase price:
  Issuance of preferred stock (i)...........................  $217,560
  Debt forgiven.............................................     4,674
  Fair value of World Access options issued in exchange for
     LDI options (ii).......................................    21,731
  Fees and expenses.........................................     2,000
                                                              --------
                                                               245,965
Allocation to fair value of net assets:
  Cash......................................................   (42,476)
  Other current assets......................................   (15,447)
  Property and equipment....................................   (17,127)
  Other assets..............................................    (1,420)
  Current liabilities.......................................    78,374
  Other liabilities.........................................       478
                                                              --------
Goodwill....................................................  $248,347
                                                              ========



            (i) World Access management has determined the fair value of the 185,000 shares of Series D Preferred Stock issued as part of the LDI merger consideration to be $217,560 or $1,176 per share. The fair value was determined by calculating the equivalent number of shares of common stock into which the preferred shares are convertible multiplied by the average market price of the common stock for three trading days prior and the three trading days subsequent to the date economic terms of the acquisition are announced, and then adding a six percent premium to the value to reflect the preferred stock preferences over common stock. The Series D Preferred

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

       Stock bears no dividend and is convertible into shares of World Access Common Stock at a conversion rate of $18 per common share of World Access Common Stock, subject to adjustment in the event of below market issuances of World Access Common Stock, stock dividends, subdivisions, combinations, reclassifications and other distributions with respect to World Access common stock. If the closing trading price of World Access Common Stock exceeds $18 per share for 60 consecutive trading days, the Series D Preferred Stock will automatically convert into World Access Common Stock.

            (ii) Represents the fair value of approximately 1,500,000 options to acquire World Access Common Stock issued in exchange for certain options outstanding to acquire shares of LDI stock. The fair value has been determined using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield 0%, volatility 70%, risk free interest rate of 6.3% and an expected life of 4 years. The World Access options have an exercise price of $18.50 per share. The holders of the LDI redeemable warrants have agreed to terminate their warrants as part of the closing of the acquisition by World Access.

     F. Elimination of inter-company revenues and related costs.

     G. Amortization of additional goodwill as a result of the FaciliCom, Comm/Net and LDI Acquisitions over an estimated life of 20 years. The additional Resurgens goodwill of $127 million is a result of the 7,500,000 shares released from escrow related to the acceleration of the Resurgens earn-out in connection with the FaciliCom Merger. The pro forma adjustment to goodwill was computed as follows (in thousands):

                                                                               HISTORICAL
                                                                PRO FORMA       GOODWILL      PRO FORMA
                                                    GOODWILL   AMORTIZATION   AMORTIZATION   ADJUSTMENTS
                                                    --------   ------------   ------------   -----------
       For the three months ended March 31, 2000:
       LDI........................................  $248,347     $ 3,104        $ (1,676)      $ 1,428

       For the year ended December 31, 1999:
       FaciliCom..................................   592,153      29,608          (2,475)       27,133
       Resurgens..................................   127,425       6,371            (409)        5,962
       LDI........................................   248,347      12,417          (8,210)        4,207
       Comm/Net...................................    22,713       1,136            (688)          448
                                                                 -------        --------       -------
                                                                 $49,532        $(11,782)      $37,750
                                                                 =======        ========       =======

     H. Adjustment to depreciation expense for the adjustment to fair values of switching equipment and IRUs at FaciliCom.

     I. Represents the adjustment to interest expense related to the exchange of $300 million of FaciliCom notes with a 10.5% coupon for World Access notes with a 13.25% coupon and the amortization of the $15.0 million debt discount related to World Access notes over a period of eight years. The pro forma adjustment to interest expense was computed as follows (in thousands):

       Interest expense on World Access notes for eleven months....  $(36,438)
       Debt issue cost amortization on World Access notes for
         eleven months.............................................    (1,719)
       Historical FaciliCom note interest expense..................    28,875
       Historical FaciliCom debt issue cost amortization...........       957
                                                                     --------
                 Net increase in interest expense..................  $ (8,325)
                                                                     ========

                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     J. Adjustment to reduce interest expense related to the elimination of certain LDI indebtedness resulting from the acquisition as follows:

                                                            FOR THE THREE
                                                               MONTHS
                                                                ENDED         FOR THE YEAR
                                                              MARCH 31,           ENDED
                                                                2000        DECEMBER 31, 1999
                                                            -------------   -----------------
       Interest expense on LDI's 12 1/4% Senior Notes.....     $4,609            $27,656
       Amortization of original issue discount on LDI's
         12 1/4% Senior Notes.............................        200              1,202
       Amortization of LDI's 12 1/4% Senior Notes offering
         costs............................................        157                944
       Interest expense on certain notes payable to the
         holders of LDI's 12 1/4% Senior Notes............         52                314
                                                               ------            -------
                 Net decrease in interest expense.........     $5,018            $30,116
                                                               ======            =======

     K. Adjustment for the additional tax benefit derived from certain pro forma adjustments. World Access has not recorded any tax benefit on a pro forma basis that may be derived from LDI's and FaciliCom's net operating losses.

     L. To increase preferred stock dividends to reflect the Series B preferred stock issued in connection with the Comm/Net acquisition as outstanding for the full period.

     M. To eliminate historical LDI preferred stock dividends and preferred stock and warrant redemption accretion.

     N. Represents pro forma weighted average shares and basic diluted earnings from continuing operations per share for the year ended December 31, 1999. The weighted average shares are computed assuming the issuance of
         (1) an aggregate of 4,713,128 shares issued for $75.0 million in connection with the private placement of World Access common stock in conjunction with the FaciliCom merger; (2) an aggregate of 942,627 shares issued to the holders of the FaciliCom notes; (3) an aggregate 963,722 shares issued to certain FaciliCom shareholders; and (4) 7,500,000 shares released from escrow related to the acceleration of the Resurgens earn-out in connection with the FaciliCom merger as of January 1, 1999. Due to the pro forma loss from continuing operations potential common stock shares related to stock options, stock warrants, convertible notes and convertible preferred stock have been excluded from the diluted loss per share as the inclusion of these potential common stock shares would be anti-dilutive.

         For the three months ended March 31, 2000, no additional shares of common stock are deemed to be outstanding. Due to the pro forma loss from continuing operations potential common stock shares related to stock options, stock warrants, convertible notes and convertible preferred stock have been excluded from the diluted loss per share as the inclusion of these potential common shares would be anti-dilutive.


     O. In April 2000, the Company sold its Telco Systems division to BATM Advanced Communications Limited, an Israel-based technology company, for $260.8 million of cash and 960,000 restricted shares of BATM common stock. The shares of BATM common stock, which had an initial value of approximately $70.0 million, trade on the London Stock Exchange. Under the terms of the definitive agreement, the Company may not sell, transfer or otherwise monetize these shares for a period of one year without the consent of BATM. Cash proceeds have been adjusted for the estimated taxes payable on the gain realized and other fees and expenses relating to the sale.


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                               WORLD ACCESS, INC.
                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


         Under the terms of the Indenture governing World Access' $300.0 million of 13.25% Senior Notes due 2008, World Access has an obligation to utilize the net cash proceeds from the sale of certain of the Company's equipment businesses to make a one-time tender offer for all or a portion of the 13.25% Senior Notes outstanding. Based on transactions completed as of the date of this joint proxy statement/prospectus, the Company is currently obligated to tender for approximately $160.0 million of the 13.25% Senior Notes by January 2, 2001. The pro forma financial statements do not include the impact, if any, of the tender offer on the financial position of World Access.


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                       MANAGEMENT OF THE COMBINED COMPANY


EXECUTIVE OFFICERS


     Following the consummation of the STAR merger and/or the WorldxChange merger, John D. Phillips will serve as Chairman of the Board and Chief Executive Officer of the combined company, and Walter J. Burmeister will serve as the President of the combined company. It is anticipated that the other current executive officers of World Access will continue as executive officers of the combined company with the duties and responsibilities they currently have at World Access. At the time of mailing this joint proxy statement/prospectus, the companies have not yet determined which specific offices will be held by the current executive officers of STAR and WorldxChange.


BOARD OF DIRECTORS


     The board of directors of World Access currently consists of 11 members, seven of which are elected by the World Access common stockholders and four of which are nominated and elected by the Series C preferred stockholders. Upon the completion of the STAR merger and/or the WorldxChange merger, pursuant to the terms of the World Access Certificate of Designation of the Series C preferred stock, due to the decreased percentage of the total outstanding World Access common stock represented by the number of shares of World Access common stock issuable upon conversion of the Series C preferred stock, the Series C preferred stockholders will be entitled to designate only two directors.



     The current directors of World Access elected by common stockholders are:
Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders and Lawrence C. Tucker. The current directors of World Access designated by the Series C preferred stockholders are:
Walter J. Burmeister, Kirby J. Campbell, Bryan Cipoletti and Dru A. Sedwick. In connection with the completion of the STAR and/or WorldxChange mergers, two of the current directors of World Access designated by the Series C preferred stockholders will no longer serve on the World Access board. As of the date of this joint proxy statement/prospectus, the two directors whose terms will end upon completion of the STAR and/or WorldxChange mergers have not been determined.



     Under the terms of the STAR merger agreement, World Access agreed to elect Christopher Edgecomb, or such other person designated by STAR and agreed to by World Access, to the board of directors of World Access immediately following completion of the STAR merger. Under the terms of the WorldxChange merger agreement, World Access agreed to elect one designee of WorldxChange to the World Access board of directors immediately following completion of the WorldxChange merger. The WorldxChange merger agreement provides that this designee will be Walter Anderson, who is currently the Chairman of the Board of WorldxChange, or another person designated by Gold & Appel Transfer S.A. and reasonably acceptable to World Access. Mr. Anderson has the power to direct such designation by Gold & Appel Transfer S.A. As of the date of this joint proxy statement/prospectus, the director designees of STAR and WorldxChange have not been determined.



                   RECENT DEVELOPMENTS INVOLVING WORLD ACCESS



     The board of directors of World Access has approved a Purchase and Transfer Agreement, dated as of June 14, 2000, under which World Access will acquire shares of TelDaFax stock.



     Pursuant to the TelDaFax Purchase Agreement, World Access will acquire shares of TelDaFax in five transactions:



     - Contribution. TelDaFax and Netnet Telekommunications GmbH and NewTel Communications GmbH, each a subsidiary of World Access, will enter into a Contribution/Exchange Agreement under which World Access will contribute the German operations of Netnet and NewTel to TelDaFax in exchange for newly issued shares of TelDaFax;



     - Funds Share Purchase. Apax Germany II L.P., Apax Funds Nominees Ltd. fur "B" Account, Apax Funds Nominees Ltd. fur "D" Account and AP Vermogensverwaltung Gesellschaft

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


       burgerlichen Rechts, collectively referred to as the Funds, have agreed to sell all of the TelDaFax shares held by them to World Access. In the purchase of the TelDaFax shares from the Funds, each share of TelDaFax stock will be exchanged for 1.025 shares of World Access common stock;



     - Klose Share Purchase. From June 14, 2000 until December 31, 2001, Dr. Henning F. Klose has a right to sell to World Access, and World Access has an obligation to purchase from Dr. Klose at Dr. Klose's option, all shares of TelDaFax stock held by Dr. Klose in up to three installments. From July 1, 2002 until December 31, 2002, World Access has a right to purchase from Dr. Klose, and Dr. Klose has an obligation to sell to World Access at World Access' option, all shares of TelDaFax stock held by Dr. Klose. In the Klose share purchase, each share of TelDaFax stock will be exchanged for 1.025 shares of World Access common stock;



     - A+M Share Purchase. From the closing of World Access' purchase of the TelDaFax shares held by the Funds until April 30, 2001, A+M GmbH & Co Vermogensverwaltung KG has a right to sell to World Access, and World Access has an obligation to purchase from A+M at A+M's option, all shares of TelDaFax stock held by A+M. From July 1, 2000 until December 31, 2001, World Access has a right to purchase from A+M, and A+M has an obligation to sell to World Access at World Access' option, all shares of TelDaFax stock held by A+M. In the A+M share purchase, each share of TelDaFax stock will be exchanged for 1.025 shares of World Access common stock; and



     - Tender Offer. World Access will conduct a tender offer for all of the issued and outstanding shares of TelDaFax. In the tender offer, World Access will offer as consideration 1.025 shares of World Access common stock for each share of TelDaFax stock.



     The TelDaFax transactions require the approval of a majority in voting power of the shares of World Access common stock, World Access Series A preferred stock, World Access Series C preferred stock, World Access Series D preferred stock and World Access Series E preferred stock entitled to vote and voting as a single class. The World Access stockholders will consider and vote on the TelDaFax transactions at a separate special meeting. In connection with this meeting, World Access will file a separate registration statement with the Securities and Exchange Commission containing a proxy statement describing the TelDaFax transactions.



                                   PROPOSAL 4



              AMENDMENT OF THE WORLD ACCESS AMENDED CERTIFICATE OF


                 INCORPORATION TO INCREASE THE NUMBER OF SHARES


             OF COMMON STOCK THAT WORLD ACCESS IS ENTITLED TO ISSUE


                 FROM 150,000,000 SHARES TO 290,000,000 SHARES



     Currently, World Access does not have a sufficient number of shares of common stock authorized for issuance under its amended certificate of incorporation to complete both the STAR merger and the WorldxChange merger. Although neither the STAR merger agreement nor the WorldxChange merger agreement condition the closing of the mergers on stockholder approval of an increase in authorized shares. However, if the World Access stockholders do not approve an increase in the authorized shares, World Access' management will determine with which merger World Access will proceed with or if an alternative structure for one of the mergers is feasible.



     The World Access board of directors has adopted a resolution unanimously approving and recommending to the World Access stockholders for their approval an amendment to Article IV of World Access' amended certificate of incorporation to provide therein for an increase in the number of shares of common stock authorized for issuance from 150,000,000 shares to 290,000,000 shares. World Access' authorized common stock currently consists of 150,000,000 shares of common stock, $.01 par value per share, of which 60,101,658 were issued and outstanding as of May 22, 2000 and approximately 46,006,000 were reserved for issuance upon conversion of Series A preferred stock, Series C preferred stock and Series D preferred stock, upon the conversion of Series A preferred stock underlying options for such stock

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


and upon exercise of options and warrants granted under World Access' stock option plans and director warrant plans. Accordingly, as of May 22, 2000, World Access had available for issuance approximately 43.9 million shares of common stock. Upon completion of the STAR merger, World Access will issue approximately
22.9 million shares of World Access common stock as consideration to the STAR stockholders. Upon completion of the WorldxChange merger, World Access will issue approximately 29.8 million shares of World Access common stock as consideration to the WorldxChange shareholders.



     The World Access board of directors believes the increase in the number of shares of common stock authorized for issuance is desirable to enhance our flexibility in connection with possible future actions, such as public or private offerings of shares for cash, dividends payable in our stock, corporate mergers and acquisitions, and implementation and continuation of employee benefit plans. Having additional authorized shares for issuance in the future would allow shares of common stock to be issued without the expense and delay of a special meeting of stockholders. The additional shares of common stock may be voting or non-voting as determined in the board's sole discretion with no further authorization by security holders required for the creation and issuance thereof, subject to the requirements of the Nasdaq National Market that stockholder approval be obtained for certain issuances of additional shares of common stock in excess of 20% of the number of shares then outstanding. In addition, if World Access issued a new series of common stock or any preferred stock that disparately reduced the voting rights of the World Access common stock, then the World Access common stock could be excluded from the Nasdaq National Market. The terms of any new series of common stock or any preferred stock subject to this proposal cannot be stated or estimated at this time.



     The World Access board of directors is not proposing the increase in the authorized number of shares of common stock with the intention of using the shares for anti-takeover purposes. However, it is possible that the issuance of additional shares of common stock authorized by this Proposal 4 may render more difficult or discourage a merger, tender offer or proxy contest involving World Access, the assumption of control of World Access by the holder of a large block of the common stock or the removal of incumbent management. For example, the issuance of additional shares of common stock could discourage a potential acquiror by:



     - increasing the number of shares of common stock necessary to gain control of World Access;



     - permitting World Access, through the public or private issuance of shares of common stock, to dilute the stock ownership of a potential acquiror; or



     - permitting World Access to privately place shares of common stock with purchasers who side with the board of directors in opposing a takeover bid.



     Except for the proposed issuance in connection with the TelDaFax transaction, World Access does not have any current plans, agreements or understandings under which any of the additional shares of common stock to be authorized would be issued.



     Approval of this Proposal 4 requires the affirmative vote of a majority in voting power of the outstanding shares of World Access common stock, Series A preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock voting as a single class, and a majority of the outstanding shares of World Access common stock voting as a single class. If approved by the World Access stockholders, the amendment to the amended certificate of incorporation will become effective upon filing with the Secretary of the State of Delaware a certificate of amendment to our amended certificate of incorporation, which filing is expected to take place shortly after the World Access special meeting.



THE WORLD ACCESS BOARD OF DIRECTORS RECOMMENDS THAT THE WORLD ACCESS STOCKHOLDERS VOTE FOR THE AMENDMENT TO THE WORLD ACCESS AMENDED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED FOR ISSUANCE FROM 150,000,000 SHARES TO 290,000,000 SHARES.


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


                                   PROPOSAL 5



               AMENDMENT OF THE WORLD ACCESS AMENDED CERTIFICATE


                   OF INCORPORATION TO INCREASE THE NUMBER OF


                       AUTHORIZED DIRECTORS FROM 12 TO 15



     The World Access board of directors has adopted a resolution unanimously approving and recommending to the stockholders for their approval an amendment to Article IX of the World Access amended certificate of incorporation to increase the number of authorized directors from 12 to 15.


     Article IX of the World Access amended certificate of incorporation currently provides that the World Access board of directors shall consist of not fewer than three members and not more than 12 members. The exact number of authorized directors within this range may be fixed from time to time by a resolution of the World Access board. The World Access board of directors believes an increase in the maximum number of directors from 12 to 15 will provide it greater flexibility in determining the board's composition.


     Approval of this Proposal 5 requires the affirmative vote of at least 75% in voting power of the outstanding shares of World Access common stock, Series A preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock entitled to vote and voting as a single class. If approved by the World Access stockholders, the amendment to the amended certificate of incorporation will become effective upon filing with the Secretary of State of Delaware a certificate of amendment to the World Access amended certificate of incorporation, which filing is expected to take place shortly after the World Access special meeting.



THE WORLD ACCESS BOARD OF DIRECTORS RECOMMENDS THAT THE WORLD ACCESS STOCKHOLDERS VOTE FOR THE AMENDMENT TO THE WORLD ACCESS AMENDED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED DIRECTORS FROM 12 TO 15.



                                   PROPOSAL 6



              AMENDMENT OF THE WORLD ACCESS AMENDED CERTIFICATE OF


          INCORPORATION TO END THE CLASSIFICATION OF THE WORLD ACCESS


           BOARD OF DIRECTORS SO THAT ALL DIRECTORS WILL SERVE TERMS


     OF ONE YEAR AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED



     The World Access board of directors has adopted a resolution unanimously approving and recommending to the stockholders for their approval an amendment to Article IX of the World Access amended certificate of incorporation to end the classification of the World Access board of directors.



     Article IX of the World Access amended certificate of incorporation currently provides for the division of the board of directors into three classes with each serving staggered three year terms. The purpose of dividing the directors into three classes was to promote continuity and stability in our management and policies by making an attempted takeover of World Access more difficult. A classified board of directors extends the time required to make a change in control of the board and tends to discourage any hostile takeover because it takes at least two annual meetings to make a change in control of the board, since only a minority of the directors are elected at each meeting.



     The World Access board of directors believes that the elimination of the classified board will allow World Access stockholders to express their views annually regarding the board in its entirety by electing all directors annually and also help to ensure that each director will represent the interest of all stockholders. Further, the elimination of the classified board promotes greater accountability by all directors each year and encourages directors to better serve stockholders while discouraging preserving the status quo. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the World Access board's membership and our policies and long-term strategic planning should not be affected. Although eliminating the classification of the World Access board may increase the risk of a hostile takeover, World Access' management believes the benefits of eliminating the classification of the board provides greater potential for value to shareholders. Further, as World Access seeks to acquire new businesses, it may, from time to time, grant board nominees to acquired companies, for which shorter terms are beneficial. If this proposal is approved, World Access directors will be elected for and will serve one year terms until their successors are duly elected and qualified or until the earlier of their death, resignation or removal. The amendment to the World Access certificate of incorporation to eliminate the classified board would not shorten the terms of directors elected or appointed prior to it becoming effective. The new procedure would, however, apply to all World Access directors as their terms expire.



     Approval of this Proposal 6 requires the affirmative vote of at least 75% in voting power of the outstanding shares of World Access common stock, Series A preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock entitled to vote and voting as a single class. If approved by the World Access stockholders, the amendment to the amended certificate of incorporation will become effective upon filing with the Secretary of State of Delaware a certificate of amendment to the World Access amended certificate of incorporation, which filing is expected to take place shortly after the World Access special meeting.



THE WORLD ACCESS BOARD OF DIRECTORS RECOMMENDS THAT THE WORLD ACCESS STOCKHOLDERS VOTE FOR THE AMENDMENT TO THE WORLD ACCESS AMENDED CERTIFICATE OF INCORPORATION TO END THE CLASSIFICATION OF THE WORLD ACCESS BOARD OF DIRECTORS SO THAT ALL DIRECTORS WILL SERVE TERMS OF ONE YEAR AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED.

                                   PROPOSAL 7



AMENDMENT TO THE WORLD ACCESS DIRECTORS' WARRANT INCENTIVE PLAN TO INCREASE THE
 NUMBER OF WARRANTS ISSUABLE UNDER THE PLAN FROM 600,000 WARRANTS TO 1,200,000
                                    WARRANTS



     In December 1994, in an effort to attract and retain the best available personnel to serve on its board of directors, World Access established the World Access, Inc. Directors' Warrant Incentive Plan. Other purposes of the Warrant Plan are to provide additional incentive to the persons serving as World Access directors, to encourage their continued service on the World Access board, and to align director and stockholder long-term incentives. World Access directors currently receive no cash compensation.



     The Warrant Plan also represents a source of equity capital to World Access in that directors are required to pay the warrant exercise price in the form of cash. In addition, warrants issued under the Warrant Plan are non-qualified for federal income tax purposes. This tax treatment is intended to provide World Access income tax deductions equal to the difference between the aggregate market value and aggregate exercise price of the warrants on the dates of exercise.



DESCRIPTION OF PROPOSED AMENDMENT



     The aggregate number of shares of World Access common stock currently authorized for issuance pursuant to the Warrant Plan is 600,000. As of August 1, 2000, 450,000 shares available under the Warrant Plan had been issued or were contingently issuable upon the exercise of outstanding warrants. To date, all warrants under the Warrant Plan have been granted only to outside directors of the board. On April 25, 2000, the World Access board approved, subject to and effective upon stockholder approval, an amendment to the Warrant Plan that would authorize an additional 600,000 shares of World Access common stock for issuance under the Warrant Plan, so that the total shares authorized for the Warrant Plan will be 1,200,000 shares. If the proposed amendment is approved by the World Access stockholders, this change will be effective as of April 25, 2000.



     World Access believes that the increase in the authorized shares under the Warrant Plan is in the best interests of all stockholders and will further the purposes of the Warrant Plan. The number of authorized shares has not been increased since the Warrant Plan was initially adopted in December 1994. World Access has grown significantly since that time and is forecasting significant additional growth during the next few years. The increase in the number of authorized shares will provide World Access with 750,000 shares available for future issuance under the Warrant Plan. With five elected outside directors currently serving on the World Access board of directors, these shares would allow for three years of potential grants, assuming the performance criteria under the Warrant Plan is met in each year.



BRIEF SUMMARY OF THE WARRANT PLAN


     The Warrant Plan provides that each member of the World Access board may be granted on an annual basis, in the discretion of the World Access board, warrants to purchase up to 50,000 shares of World Access common stock in the aggregate. However, no warrants may be granted under the Warrant Plan during 1999 and thereafter unless the fair market value of the World Access common stock has increased a certain amount over the previous four years. The shares may be authorized, but unissued, reacquired or forfeited shares of World Access common stock. Each warrant will have a five-year term. The initial exercise price of the warrants granted under the Warrant Plan shall be 110% of the fair market value of the World Access common stock on the date of grant. World Access must, at all times, keep available and reserve a number of shares sufficient to satisfy the Warrant Plan's requirements.

     The warrants shall become exercisable in one or more installments as the World Access board may determine, but if a director has not attended at least 75% of the meetings of the World Access board for the year in which an installment first becomes exercisable, then such installment will not become exercisable at that time. Generally, no warrant shall be exercisable within the first six months of its term. The warrants are exercisable only while the World Access board member remains a member of the board, and for 60 days thereafter. This exercise period is extended to three months if the termination of service is

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

due to a total and permanent disability. Generally, the exercise period is extended to six months following a non-employee director's death if death occurs while still a director, and the portion of the warrant exercisable is determined as if the director had lived and continued service as a director for an additional six months. If death occurs during the three months following termination of service as a director, the warrant may be exercised during the six months following death, but only to the extent that it had accrued at the date of termination. Payment of the exercise price may be made in cash or check or any combination thereof. Warrants generally may not be transferred other than by will or by the laws of descent or distribution, or pursuant to a qualified domestic relations order. However, the World Access board may, in its discretion, authorize transfer to the spouse, children, or grandchildren of the warrant holder, to a trust for such family members, to a partnership of which such family members are the only partners, or to a charitable organization, under certain circumstances.


     The World Access board shall adjust the number of shares of World Access common stock available for issuance under the Warrant Plan as well as the price per share of World Access common stock covered by each outstanding warrant proportionately for any increase or decrease in the number of issued shares of World Access common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the World Access common stock, or any other increase or decrease in the number of issued shares of World Access common stock effected without receipt of consideration by World Access (not including the conversion of convertible securities or the issuance by World Access of stock or convertible securities). Warrants to be issued pursuant to the Warrant Plan will become immediately exercisable:



     - if World Access is to be consolidated with or acquired by another entity in a merger;



     - upon the sale of substantially all of World Access's assets or the sale of at least 90% of the outstanding World Access common stock to a third party;



     - upon the merger or consolidation of World Access with or into any other corporation or the merger or consolidation of any corporation with or into World Access in which consolidation or merger the stockholders of World Access receive distributions of cash or securities; or



     - upon the liquidation or dissolution of World Access.


     The World Access board has authority to:


     - determine, upon review of relevant information and in accordance with the Warrant Plan, the fair market value of the World Access common stock;



     - interpret the Warrant Plan;



     - prescribe, amend and rescind rules and regulations relating to the Warrant Plan;



     - authorize any person to execute on behalf of World Access any instrument required to effectuate the grant of a warrant previously granted under the Warrant Plan; and



     - make all other determinations deemed necessary or advisable for the administration of the Warrant Plan.


     All World Access board determinations will be final and binding on all holders of warrants.

     A warrant may be suspended or terminated if the Chief Executive Officer of World Access reasonably believes that the warrant holder has committed an act of misconduct. If the World Access board (excluding the relevant warrant holder) determines that the warrant holder has committed an act of embezzlement, fraud, dishonesty, nonpayment of an obligation owed to World Access, breach of fiduciary duty or deliberate disregard of World Access rules resulting in loss, damage or injury to World Access, or if the warrant holder makes unauthorized disclosure of any World Access trade secret or confidential information, engages in unfair competition, induces any World Access customer to breach a contract with World Access, or induces any principal for whom World Access acts as agent to terminate such agency relationship, such warrant holder shall not be entitled to exercise any warrant.

     The Warrant Plan will continue in effect until December 2004, unless earlier terminated by the World Access board. The World Access board may amend or terminate the Warrant Plan at any time, provided

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

any such amendment or termination will not affect previously granted warrants, unless otherwise agreed in writing between World Access and the holder of the warrant.


     As of August 1, 2000, there were 350,000 warrants issued and outstanding under the Warrant Plan at exercise prices ranging from $8.25 to $25.85 per share, all of which were exercisable. As of August 1, 2000, 100,000 warrants have been exercised under the Warrant Plan. Current directors of World Access have been granted warrants to acquire the following number of shares of Common Stock under the Warrant Plan: Mr. Clearman - 150,000; Mr. Imlay - 50,000; Mr. Phillips - 100,000; and Mr. Sanders - 50,000.


     Federal Income Tax Consequences. Neither World Access nor the warrant holder has income tax consequences from the grant of warrants under the Warrant Plan. Generally, in the tax year when the holder exercises a warrant, the warrant holder recognizes ordinary income in the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price for the warrants. World Access will generally have a deduction in the same amount as the ordinary income recognized by the warrant holder in World Access' tax year in which or with which the warrant holder's tax year (of exercise) ends.

VOTE REQUIRED


     Approval of this Proposal 7 requires the affirmative vote of a majority in voting power of the outstanding shares of World Access common stock, Series A preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock, voting as a single class. If approved by the World Access stockholders, the amendment to the Warrant Plan will become effective upon such approval.



THE WORLD ACCESS BOARD OF DIRECTORS RECOMMENDS THAT THE WORLD ACCESS STOCKHOLDERS VOTE FOR THE AMENDMENT TO THE WORLD ACCESS DIRECTORS' WARRANT INCENTIVE PLAN TO INCREASE THE NUMBER OF WARRANTS ISSUABLE UNDER THE PLAN FROM 600,000 WARRANTS TO 1,200,000 WARRANTS.



                                   PROPOSAL 8



        AMENDMENT TO THE WORLD ACCESS DIRECTORS' WARRANT INCENTIVE PLAN


               TO CHANGE THE PERFORMANCE CRITERIA UNDER THE PLAN



     On April 25, 2000, the World Access board approved, subject to and effective upon stockholder approval, an amendment to the Warrant Plan that would change the performance criteria of the World Access common stock under the Warrant Plan. If the proposed amendment is approved by the World Access stockholders, this change will be effective as of April 25, 2000. The previous performance criteria dates back to the inception of the Warrant Plan in December 1994 when World Access common stock traded at $1.25 per share.



     Under the current provisions of the Warrant Plan, no warrants may be granted for a year unless the price of World Access common stock has increased by a compounded average annual growth rate equal to or in excess of 35% for the four years preceding the year of grant. The proposed amendment would decrease the period over which the growth rate of World Access common stock is to be measured to determine whether warrants may be granted for a particular year. Under the proposed amendment, beginning in February 2001, the growth rate of the price of World Access common stock will be measured over the previous two years rather than the previous four years. In addition, the stock price must have grown by a compounded average annual growth rate equal to or in excess of 10% over the measurement period, rather than 35%, in order for the World Access board to grant warrants under the Warrant Plan.



     World Access believes that the decrease in the measurement period for the growth rate of World Access common stock for the determination of whether warrants may be granted is in the best interests of all stockholders and will further the purposes of the Warrant Plan. The target price to determine eligibility in February 2001 is approximately $26.00 under both the previous and proposed performance criteria. The proposed revisions to the performance criteria were designed to address the fact that the previous criteria


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requires a target price of more than $60.00 per share in February 2002. Warrants issued under the Warrant Plan represent the only form of ongoing consideration paid to outside directors. As a result, World Access believes the performance criteria defined under this Warrant Plan must be reasonably defined to assist World Access in attracting and retaining highly qualified outside directors.



VOTE REQUIRED



     Approval of this Proposal 8 requires the affirmative vote of a majority in voting power of the outstanding shares of World Access common stock, Series A preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock, voting as a single class. If approved by the World Access stockholders, the amendment to the Warrant Plan will become effective upon such approval.



     THE WORLD ACCESS BOARD OF DIRECTORS RECOMMENDS THAT THE WORLD ACCESS STOCKHOLDERS VOTE FOR THE AMENDMENT TO THE WORLD ACCESS DIRECTORS' WARRANT INCENTIVE PLAN TO CHANGE THE PERFORMANCE CRITERIA OF WORLD ACCESS COMMON STOCK UNDER THE PLAN.



                                   PROPOSAL 9



                       ELECTION OF WORLD ACCESS DIRECTORS


     The World Access amended certificate of incorporation provides that the World Access board shall be classified into three classes as nearly equal in number as possible, such that approximately one-third of the members of the board shall be elected at each annual meeting of stockholders, and each director shall serve for a three-year term. The World Access amended certificate of incorporation further provides that the World Access board shall consist of not fewer than three members and not more than 12 members, with the exact number of directors within such range to be fixed from time to time by the World Access board. If Proposal 5 is approved by the World Access stockholders at the World Access special meeting, World Access will amend its amended certificate of incorporation to increase the number of authorized directors from 12 to 15. Notwithstanding these provisions, the World Access amended certificate of incorporation provides that whenever the holders of any one or more classes or series of stock has the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, such directors so elected shall not be divided into classes, and the number of such directors shall not be counted in determining the maximum number of directors permitted under Article IX of the World Access amended certificate of incorporation, unless expressly provided otherwise by the terms of the class or series in the World Access amended certificate of incorporation. Messrs. Burmeister, Campbell, Cipoletti and Sedwick are designees of the Series C preferred stock of World Access and, as such, are not divided into classes. If Proposal 5 is approved at the World Access special meeting, all World Access directors, including the nominees for director named in this joint proxy statement/prospectus, will serve terms of one year or until their successors are duly elected and qualified.

     The World Access board has fixed the number of directors at 11, and the World Access board currently is comprised of 11 members. There are three director positions in the class whose term of office expires in 2000. Two of these positions are currently held by Stephen J. Clearman and John D. Phillips, who are standing for reelection. The persons named as proxies are not entitled to vote for a greater number of persons than the number of nominees named in this joint proxy statement/prospectus. There are no family relationships among any World Access directors, executive officers or nominees.

     The World Access board knows of no reason why the nominees may be unable to serve as a director. If a nominee is unable to serve, the shares represented by all valid proxies received may be voted for a substitute nominee designated by the World Access board, or the World Access board may reduce the number of directors. If any director resigns, dies or is otherwise unable to serve out his or her term, or the number of directors is increased by the World Access board, any vacancy so arising may be filled by the World Access board. A director elected to fill a vacancy shall serve until the next election of the class of directors to which such director belongs and until his or her successor is elected and qualified.

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THE WORLD ACCESS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS
OF WORLD ACCESS VOTE "FOR" THE ELECTION OF STEPHEN J. CLEARMAN AND JOHN D. PHILLIPS AS DIRECTORS.


INFORMATION REGARDING NOMINEES AND DIRECTORS

     Biographical information follows for the person nominated and each person whose term of office as a director will continue after the World Access special meeting. Directors' ages are as of May 22, 2000.


                       WORLD ACCESS NOMINEES FOR DIRECTOR



     Stephen J. Clearman. Mr. Clearman has served as one of World Access' directors since 1988. Mr. Clearman co-founded Geocapital Partners. Since 1984, he has served as a general partner of six Geocapital venture capital partnerships. Mr. Clearman currently serves as a director of MemberWorks Incorporated and several private companies, all of which principally provide computer software or information services. Mr. Clearman's current term as a director of World Access is scheduled to end at the World Access special meeting. Mr. Clearman is 49



     John D. ("Jack") Phillips. Mr. Phillips has served as one of World Access' directors since December 1994, as its Chief Executive Officer since December 1998 and as Chairman of its board of Directors since May 1999. Mr. Phillips was Chairman of the Board and Chief Executive Officer of Cherry Communications and Cherry U.K. d/b/a Resurgens Communications Group from October 1997 until December 1998, when World Access acquired both companies. He was President, Chief Executive Officer and a director of Metromedia International from November 1995 until December 1996. Metromedia International was formed in November 1995 through the merger of The Actava Group, Inc., Orion Pictures Corporation, MCEG Sterling Incorporated and Metromedia International Telecommunications, Inc. He served as President, Chief Executive Officer and a director of Actava from April 1994 until November 1995. In May 1989, Mr. Phillips became Chief Executive Officer of Resurgens Communications Group, Inc. and served in this capacity until September 1993 when Resurgens merged with Metromedia Communications Corporation and WorldCom. Mr. Phillips' current term as a director of World Access is scheduled to end at the World Access special meeting. Mr. Phillips is 57.



   WORLD ACCESS DIRECTORS CONTINUING IN OFFICE UNTIL THE 2002 ANNUAL MEETING



     Massimo Prelz Oltramonti. Mr. Prelz has served as one of World Access' directors since December 1999. He is a Managing Director of Gilbert Global Equity Partners, L.L.C., a private equity firm with a diversified global investment strategy. He previously served as Managing Director of Advent International Corporation, the general partner of a series of global private equity funds. In this capacity, he co-managed the media and telecom investment activity of Advent International in Europe and was directly responsible for its investments in Scandinavian Broadcasting Systems SA, Esat Telecom Group plc, PrimaCom AG, Esaote S.p.A. and Jazztel SA. Prior to joining Advent International in 1991, Mr. Prelz was a partner at Alta Berkeley Associates, a venture capital group in London. He currently serves as Vice-Chairman of PrimaCom AG and is a director of Esat Telecom Group plc, Jazztel SA and Iaxis N.V. Mr. Prelz's current term as a director of World Access is scheduled to end at World Access' 2002 Annual Meeting of Stockholders. Mr. Prelz is 45.



     Lawrence C. Tucker. Mr. Tucker has served as one of World Access' directors since April 1999. He has been a General Partner of Brown Brothers Harriman & Co., a private banking firm, since 1979 and he also serves on The Partners' Steering Committee. Mr. Tucker serves as a director of MCI WorldCom, Inc., the MCI WorldCom Venture Fund, US Unwired, Inc., National Healthcare Corporation, Riverwood Holdings, Inc., VAALCO Energy Inc. and National Equipment Services, Inc. Brown Brothers Harriman & Co. is the general partner of The 1818 Fund, L.P., The 1818 Fund II, L.P., The 1818 Fund III, L.P., and The 1818 Mezzanine Fund, L.P. Mr. Tucker serves on our board of directors as the designee of the holder of our Series A preferred stock, and his current term as a director of World Access is scheduled to end at World Access' 2002 Annual Meeting of Stockholders. Mr. Tucker is 57.


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   WORLD ACCESS DIRECTORS CONTINUING IN OFFICE UNTIL THE 2001 ANNUAL MEETING



     John P. Imlay, Jr. Mr. Imlay has served as one of World Access' directors since December 1998. He is Chairman of Imlay Investments, Inc., a private investment firm which manages capital and provides venture funds for small technology companies. He also serves as Chairman of Dun & Bradstreet Software Services, Inc., an application software company, and as a director of Metromedia International Group, Inc., a global media, entertainment and communications company. Mr. Imlay is the former Chairman of Management Science America, a mainframe application software company that was acquired by Dun & Bradstreet in 1990. He is also a director of the Atlanta Falcons and The Gartner Group. Mr. Imlay's current term as a director of World Access is scheduled to end at World Access' 2001 Annual Meeting of Stockholders. Mr. Imlay is 63.



     John P. Rigas. Mr. Rigas has served as one of World Access' directors since December 1999. He is a Managing Partner of Zilkha Capital Partners L.P., a private equity firm involved in a wide variety of venture capital and technology investments both in the U.S. and internationally. Mr. Rigas is a founder of Zilkha Capital Partners and has been a member of its predecessor firms for twelve years. He currently serves as the Chairman of Advanced Interactive Systems Inc. and as a director of New Colt Holding, Inc., Omniglow, Inc. and Total Sports, Inc. Mr. Rigas' current term as a director of World Access is scheduled to end at World Access' 2001 Annual Meeting of Stockholders. Mr. Rigas is 36.



     Carl E. Sanders. Mr. Sanders has served as one of World Access directors' since December 1998. He is engaged in the private practice of law as Chairman of Troutman Sanders LLP, a law firm based in Atlanta, Georgia. He is a former governor of the State of Georgia. Mr. Sanders is currently a director of Carmike Cinemas, Matria Health Care and H.I.E. Corp. Mr. Sanders' current term as a director of World Access is scheduled to end at World Access' 2001 Annual Meeting of Stockholders. Mr. Sanders is 74.



                WORLD ACCESS DIRECTORS NOT DIVIDED INTO CLASSES



     Walter J. Burmeister. Mr. Burmeister has served as World Access' President and one of its directors since December 1999. Mr. Burmeister was one of FaciliCom's co-founders and served as its Chief Executive Officer, President and one of its directors from 1995 until it merged with World Access in December 1999. Prior to co-founding FaciliCom, Mr. Burmeister founded TMG, a telecommunications consulting firm, and he has served as its Chairman from 1992 to the present. Mr. Burmeister was Vice President and Chief Financial Officer of Bell Atlantic International from 1989 to 1992. In this position, Mr. Burmeister was responsible for overseeing business development in Central and South America, the Middle East and Africa, as well as managing that company's financial affairs. During his 31 years with Bell Atlantic, Mr. Burmeister was Vice President of Bell of Pennsylvania's and Diamond State Telephone's sales organization and headed the C&P Telephone Operations Staff. Mr. Burmeister has served as a director of Skysat Communications Network since 1992. Mr. Burmeister serves on World Access board of directors as a designee of the holders of our Series C preferred stock. Mr. Burmeister is 60.



     Kirby J. Campbell. Mr. Campbell has served as one of World Access' directors since December 1999. He served as Treasurer, Vice President and as a director of FaciliCom from its inception in 1995 until it merged with World Access in December 1999. Since June 1997, Mr. Campbell has been the Chief Executive Officer of Armstrong Holdings, Inc., FaciliCom's indirect majority stockholder, and he was previously Executive Vice President of Armstrong Holdings. Mr. Campbell also holds various executive and board positions with Armstrong Holdings' affiliated companies. Mr. Campbell serves on our board of directors as a designee of the holders of our Series C preferred stock. Mr. Campbell is 52.



     Bryan Cipoletti. Mr. Cipoletti has served as one of World Access' directors since December 1999. He served as a director of FaciliCom from September 1997 until it merged with us in December 1999. Mr. Cipoletti has been Chief Financial Officer of Armstrong Holdings since December 1999 and was Vice President of Finance of Armstrong Holdings from 1993 to 1999. Mr. Cipoletti also holds various executive and board positions with Armstrong Holdings' affiliated companies. Mr. Cipoletti serves on our board of directors as a designee of the holders of Series C preferred stock. Mr. Cipoletti is 39.


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     Dru A. Sedwick.  Mr. Sedwick has served as one of World Access' directors since December 1999. He served as Secretary, Vice President and as a director of FaciliCom from FaciliCom's inception in 1995 until it merged with us in December 1999. Since June 1997, Mr. Sedwick has been President of Armstrong Holdings, and previously he was Senior Vice President of Armstrong Holdings. Mr. Sedwick also holds various executive and board positions with Armstrong Holdings' affiliated companies. Mr. Sedwick serves on our board of directors as a designee of the holders of the World Access Series C preferred stock. Mr. Sedwick is 34.


MEETINGS AND COMMITTEES OF THE WORLD ACCESS BOARD

     During 1999, the World Access board met seven times and took actions by unanimous written consent 14 times. The World Access board has a standing Executive Committee, Audit Committee and Compensation Committee. No incumbent World Access board member attended fewer than 75% of the aggregate of (i) the total number of meetings of the World Access board which such director was eligible to attend during 1999 and (ii) the total number of meetings held by any committee of the World Access board upon which such director served during 1999.

     The Executive Committee was formed in December 1999 and presently consists of Messrs. Burmeister, Campbell, Phillips and Tucker. The Executive Committee performs such duties as are delegated to it by the board of directors, subject to the limitations on such delegation contained in the Delaware General Corporation Law.

     The Audit Committee, which presently consists of Messrs. Cipoletti, Oltramonti and Rigas, recommends engagement of independent auditors for World Access, reviews and approves services performed by such auditors, reviews and evaluates World Access' accounting system and its system of internal controls and performs other related duties delegated to such committee by the World Access board. The Audit Committee met two times during 1999.

     The Compensation Committee, which presently consists of Messrs. Clearman, Imlay, Sanders and Sedwick, performs such duties regarding compensation for executive officers as the World Access board may delegate to such Committee from time to time. The Compensation Committee met eight times during 1999.

     The World Access board has not established a separate committee of its members to nominate candidates for election as directors.


WORLD ACCESS DIRECTOR COMPENSATION


     World Access' non-employee directors receive no cash compensation for their service as directors of World Access. Their compensation is in the form of stock warrants as discussed below. The directors are reimbursed for out-of-pocket travel and related expenses incurred in connection with their attendance at meetings of the World Access' board or its committees and at other World Access events to which they are invited.

     In December 1994, in an effort to attract and retain experienced executives to serve as outside directors, the Outside Directors' Warrant Plan was adopted. World Access' stockholders approved the Warrant Plan at the 1995 Annual Meeting of Stockholders.

     The purposes of the Warrant Plan are to attract and retain the best available personnel for service as directors of World Access, to provide additional incentive to the persons serving as directors, to align director and stockholder long-term interests and to encourage continued service on the World Access board. Warrants may be granted under the Warrant Plan only to directors of World Access who are neither employees of World Access nor of any of its affiliates. The aggregate number of shares of common stock authorized to be issued pursuant to the Warrant Plan is 2,400,000, subject to adjustment in certain instances as described below. The Warrant Plan provides that each eligible non-employee director elected to serve as a director of World Access on or after October 1, 1994 may be granted, in the discretion of the World Access board, warrants to purchase no more than 450,000 shares of common stock in the aggregate.
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

The initial exercise price of the warrants will be not less than the fair market value of the common stock subject to the warrant on the date of grant.

     In June 1999, the our board granted the following directors warrants to purchase a total of 201,000 shares of World Access' common stock at an exercise price of $11.69 per share, the then current market price: Mr. Clearman -- 17,000 shares; Mr. Imlay -- 42,000 shares; Mr. Sanders -- 42,000 shares; and Mr.
Tucker -- 100,000 shares. These warrants, which were fully vested upon issuance, expire on June 15, 2004.

     In December 1999, Mr. Prelz and Mr. Rigas joined World Access' board and were each granted warrants to purchase 100,000 shares of World Access' common stock at an exercise price of $17.62 per share, the then current market price. These warrants, which were fully vested upon issuance, expire on December 9, 2004.

     In December 1994, we also adopted the Directors' Warrant Incentive Plan pursuant to which our board may grant, beginning in February 1997, to each non-employee director on an annual basis warrants to purchase up to 50,000 shares of common stock at an exercise price per share equal to no less than 110% of the fair market value of the common stock at the date of grant. No warrants may be granted under the Incentive Plan in a given year unless our common stock has appreciated by a compounded annual average rate of return in excess of 35% for the four-year period preceding the year of grant. The aggregate number of shares of common stock authorized to be issued pursuant to the Incentive Plan is 600,000 subject to adjustment in certain instances as described below. Upon stockholder approval at the World Access special meeting, 35% for the four-year period will be amended to 10% for the two-year period and the number of authorized shares will be increased to 1.2 million shares.

     In March 1999, pursuant to the Incentive Plan, our board granted each of Messrs. Clearman, Imlay and Sanders warrants to purchase 50,000 shares of our common stock at an exercise price of $8.25 per share, 110% of the then current market price. These warrants became fully vested on December 31, 1999 and expire on March 10, 2004.

     Notwithstanding the foregoing, the Warrant Plan and the Incentive Plan provide that warrants awarded pursuant to these plans will become immediately exercisable (i) if we are consolidated with or acquired by another entity in a merger, (ii) upon the sale of substantially all of our assets or the sale of at least 90% of outstanding common stock to a third party, (iii) upon our merger or consolidation with or into any other corporation or the merger or consolidation of any corporation with or into us (in which consolidation or merger our stockholders received distributions of cash or securities as a result thereof), or (iv) upon our liquidation or dissolution.


                   DESCRIPTION OF WORLD ACCESS' CAPITAL STOCK



WORLD ACCESS COMMON STOCK



     The holders of World Access common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. There is no cumulative voting with respect to the election of directors. Accordingly, holders of a majority of the outstanding shares of World Access common stock and the holders of the World Access Series A preferred stock, Series D preferred stock and Series E preferred stock, voting on an as converted to common stock basis, can elect all members of World Access' board of directors, and holders of the remaining shares of World Access common stock by themselves cannot elect any member of the board of directors.



     The holders of World Access common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of World Access, the holders of World Access common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the World Access common stock.


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Holders of shares of World Access common stock, as such, have no conversion, preemptive or other subscription rights. There are no redemption provisions applicable to the World Access common stock.



WORLD ACCESS PREFERRED STOCK



     Both the World Access and STAR certificates of incorporation authorize their respective boards of directors to issue shares of preferred stock in one or more series and to fix the designations, preferences, powers and rights of the shares to be included in such shares. The STAR certificate of incorporation authorizes the issuance of 5,000,000 shares of preferred stock. No shares of STAR preferred stock are issued and outstanding. The World Access certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock, of which 50,000 shares designated as Series A preferred stock, 350,259.875 shares designated as Series C preferred stock, 184,000 shares designated as Series D preferred stock, and 9,645 shares designated as Series E are issued and outstanding. The material terms of the Series A preferred stock, the Series C preferred stock, the Series D preferred stock and the Series E preferred stock are summarized below.



  World Access Series A preferred stock



     Dividends. The holders of the Series A preferred stock are entitled to receive, when, as and if declared by the World Access board of directors, quarterly cash dividends at an annual rate on the liquidation preference of the Series A preferred stock (i.e., $1,000) equal to 4.25%. Dividends payable on the Series A preferred stock are cumulative and accrue, whether or not declared, on a daily basis from April 19, 1999.



     Ranking. The Series A preferred stock ranks, as to dividend and liquidation rights, senior to World Access common stock, the Series C preferred stock and the Series D preferred stock.



     Voting rights. In addition to any voting rights provided by law, the holders of the Series A preferred stock are entitled to vote on all matters voted on by holders of World Access common stock voting together as a single class with the holders of World Access common stock, Series C preferred stock, Series D preferred stock and other shares entitled to vote thereon. Each holder of the Series A preferred stock is entitled to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares into World Access common stock on the record date for determining the stockholders entitled to vote on any such matters.



     In addition, unless the consent or approval of a greater number of shares is then required by law, the vote of the holders of at least 66 2/3% of the outstanding shares of Series A preferred stock, voting separately as a single series, is required to: (i) authorize, increase the authorized number of shares of or issue any shares of any class of stock ranking senior to, or on par with, the Series A preferred stock; (ii) authorize, adopt or approve an amendment to the certificate of incorporation of World Access that would increase or decrease the par value of the Series A preferred stock, or alter or change the powers, preferences or special rights of the Series A preferred stock, or would alter or change the powers, preferences or special rights of stock ranking senior to, or on par with, the Series A preferred stock; (iii) amend or alter the certificate of incorporation so as to affect the Series A preferred stock adversely and materially; (iv) authorize or issue any security convertible into, exchangeable for or evidencing the right to purchase or otherwise receive any shares of any class or classes of stock ranking senior to, or on par with, the Series A preferred stock; (v) subject to certain limited exceptions described in the World Access certificate of incorporation, effect the voluntary liquidation, dissolution, winding up, recapitalization or reorganization of World Access, or the consolidation or merger of World Access with or into another entity, or the sale or other distribution to another entity of all or substantially all of the assets of World Access; or (vi) authorize, increase the authorized number of shares of, or issue any shares of capital stock having an optional or mandatory redemption date earlier than April 21, 2004 or amend the terms of any capital stock to provide that such capital stock has an optional or mandatory redemption date earlier than April 21, 2004.


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     Board of directors representation.  If World Access (i) fails to declare or pay the full amount of dividends payable on the Series A preferred stock for two quarterly dividend periods (whether consecutive or not) or (ii) fails to comply with specific affirmative and negative covenants of World Access set forth in the Stock Purchase Agreement, dated April 19, 1999, between World Access and The 1818 Fund III, L.P., then the number of directors on the World Access board of directors must be increased by one, and the holders of the Series A preferred stock will have the exclusive right to fill such directorship. The person designated as a director by the holders of the Series A preferred stock will continue in such position until such breach is cured.



     Redemption. On or after April 21, 2003, World Access has the right to redeem the Series A preferred stock for a price per share equal to $1,000 plus an amount per share equal to all accrued and unpaid dividends through the redemption date. If a change of control of World Access occurs on or before April 21, 2001, World Access has the right to redeem the Series A preferred stock for a price per share equal to $1,250 plus an amount per share equal to all accrued and unpaid dividends through the redemption date.



     Conversion price. The Series A preferred stock is convertible, at any time by the holder thereof, into shares of World Access common stock for a conversion price equal to $11.50 per share. The conversion price is subject to adjustment in the event of below market issuances of World Access common stock, stock dividends, subdivisions, combinations, reclassifications and other distributions with respect to World Access common stock and certain other instances described in the World Access certificate of incorporation.



     Mandatory exchange. If at any time on or after April 19, 2004 until April 19, 2009, the holders of at least 50% of the Series A preferred stock demand that World Access exchange the Series A preferred stock, then World Access must exchange all such shares for shares of World Access common stock or subordinated nonconvertible notes of World Access. The exchange must occur at a per share price equal to $1,000 per share plus an amount per share equal to all accrued and unpaid dividends to the exchange date. The exchange date must occur at any time, or from time to time, during the period from the 40th day following the date a stockholder demands the exchange to the third anniversary of such date. Any shares of common stock issued in the exchange will be valued at 95% of the average market price of World Access common stock for the ten trading days preceding the applicable exchange date, but in no event greater than the conversion price then in effect.



     Mandatory conversion. If for 45 consecutive trading days the market price of World Access common stock exceeds 261% of the conversion price in effect on each such trading day, all shares of Series A preferred stock will be automatically converted into such number of shares of World Access common stock as equals the number of shares subject to conversion multiplied by the quotient of $1,000 divided by the conversion price in effect on the last trading day of such 45-day period.



  World Access Series C preferred stock



     Ranking. The Series C preferred stock ranks, as to dividends, on par with the World Access common stock and the Series D preferred stock and junior to the Series A preferred stock. With respect to liquidation preference, the Series C preferred stock ranks senior to the World Access common stock, junior to the Series A preferred stock, and on par with the Series D preferred stock.



     Voting rights. In addition to any voting rights provided by law, except with respect to the election of directors, the holders of the Series C preferred stock are entitled to vote on all matters voted on by holders of World Access common stock voting together as a single class with the holders of World Access common stock, Series A preferred stock, Series D preferred stock and other shares entitled to vote thereon. Each holder of the Series C preferred stock is entitled to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares into World Access common stock on the record date for determining the stockholders entitled to vote on any such matters.


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     In addition, unless the consent or approval of a greater number of shares is then required by law, the vote of the holders of at least 66 2/3% of the outstanding shares of Series C preferred stock, voting separately as a single series, is required to: (i) authorize, increase the authorized number of shares of or issue any shares of any class of stock ranking senior to the Series C preferred stock; (ii) authorize, adopt or approve an amendment to the certificate of incorporation of World Access that would increase or decrease the par value of the Series C preferred stock, or alter or change the powers, preferences or special rights of the Series C preferred stock, or would alter or change the powers, preferences or special rights of stock ranking senior to the Series C preferred stock; (iii) amend or alter the certificate of incorporation so as to affect the Series C preferred stock adversely and materially; (iv) authorize or issue any security convertible into, exchangeable for or evidencing the right to purchase or otherwise receive any shares of any class or classes of stock ranking senior to the Series C preferred stock; and (v) subject to certain limited exceptions described in the World Access certificate of incorporation, effect the voluntary liquidation, dissolution, winding up, recapitalization or reorganization of World Access, or the consolidation or merger of World Access with or into another entity, or the sale or other distribution to another entity of all or substantially all of the assets of World Access.



     Board of directors representation. The holders of the Series C preferred stock have the right, voting as a separate series, to nominate and elect four directors to the World Access board of directors (and are not entitled to vote with respect to the election of any other directors), provided that on the record date for determining the stockholders eligible to vote for directors, at least 15% of the originally issued Series C preferred stock is outstanding. However, if the World Access common stock issuable upon conversion of the Series C preferred stock equals less than 20% of the outstanding shares of capital stock of World Access entitled to vote for the election of directors, then, so long as the outstanding shares of Series C preferred stock equal at least 15% of the originally issued Series C preferred stock, the holders of the Series C preferred stock have the right to elect (voting as a separate series), the number of directors which, as a percentage of the total number of World Access directors, is at least equal to the percentage of all outstanding shares of capital stock entitled to vote for the election of directors held by such holders of Series C preferred stock, on an as converted basis.



     Conversion price. The Series C preferred stock is convertible, at any time by the holder thereof, into shares of World Access common stock for a conversion price equal to $20.38 per share. The conversion price is subject to adjustment in the event of below market issuances of World Access common stock, stock dividends, subdivisions, combinations, reclassifications and other distributions with respect to World Access common stock and other instances described in the World Access certificate of incorporation.



     Mandatory conversion. If for 60 consecutive trading days the market price of World Access common stock exceeds the conversion price in effect on each such trading day, all shares of Series C preferred stock will be automatically converted into such number of shares of World Access common stock as equals the number of shares subject to conversion multiplied by the quotient of $1,000 divided by the conversion price in effect on the last trading day of such 60-day period.



     In addition, any outstanding shares of Series C preferred stock that have not been converted into World Access common stock by December 7, 2002 will be automatically converted into such number of shares of World Access common stock as is equal to the number of shares of Series C preferred stock subject to conversion, multiplied by the quotient of (i) $1,000 divided by (ii) the average market price for the 20 consecutive days ending on December 7, 2002. Notwithstanding the foregoing, the average market price for the 20 consecutive days ending on December 7, 2002 may not be less than $11.50 or greater than the conversion price, and is subject to increase based on a specific decline in the Nasdaq Composite Index between December 7, 1999 and December 7, 2002.



  World Access Series D preferred stock



     Ranking. The Series D preferred stock ranks, as to dividends, on par with the World Access common stock and the Series C preferred stock and junior to the Series A preferred stock. With respect to liquidation preference, the Series D preferred stock ranks senior to the World Access common stock, junior to the Series A preferred stock, and on par with the Series C preferred stock.



     Voting rights. In addition to any voting rights provided by law, the holders of the Series D preferred stock are entitled to vote on all matters voted on by holders of World Access common stock voting together as a single class with the holders of World Access common stock, Series A preferred stock, Series C preferred stock and other shares entitled to vote thereon. Each holder of the Series D preferred stock is entitled to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares into World Access common stock on the record date for determining the stockholders entitled to vote on any such matters.



     Conversion price. The Series D preferred stock is convertible, at any time by the holder thereof, into shares of World Access common stock for a conversion price equal to $18.00 per share. The conversion price is subject to adjustment in the event of below market issuances of World Access common stock, stock dividends, subdivisions, combinations, reclassifications and other distributions with respect to World Access common stock and other instances described in the World Access certificate of incorporation.



     Mandatory conversion. If for 60 consecutive trading days the market price of World Access common stock exceeds the conversion price in effect on each such trading day, all shares of Series D preferred stock will be automatically converted into such number of shares of World Access common stock as equals the number of shares subject to conversion multiplied by the quotient of $1,000 divided by the conversion price in effect on the last trading day of such 60-day period.



     In addition, any outstanding shares of Series D preferred stock that have not been converted into World Access common stock by February 14, 2003 will be automatically converted into such number of shares of World Access common stock as is equal to the number of shares of Series D preferred stock subject to conversion, multiplied by the quotient of (i) $1,000 divided by (ii) the average market price for the 20 consecutive days ending on February 14, 2003. Notwithstanding the foregoing, the average market price for the 20 consecutive days ending on February 14, 2003 may not be less than $11.50 or greater than the conversion price, and subject to increase based on a specific decline in the Nasdaq Composite Index between February 14, 2000 and February 14, 2003.



  World Access Series E preferred stock



     Ranking. The Series E preferred stock ranks, as to dividends, on par with the World Access common stock, the Series C preferred stock, and Series D preferred stock and junior to the Series A preferred stock. With respect to liquidation preference, the Series E preferred stock ranks senior to the World Access common stock, junior to the Series A preferred stock, and on par with the Series C preferred stock and Series D preferred stock.



     Voting rights. In addition to any voting rights provided by law, the holders of the Series E preferred stock are entitled to vote on all matters voted on by holders of World Access common stock voting together as a single class with the holders of World Access common stock, Series A preferred stock, Series C preferred stock, Series D preferred stock and other shares entitled to vote thereon. Each holder of the Series E preferred stock is entitled to cast the number of votes per share as is equal to the number of votes that such holder would be entitled to cast had such holder converted its shares into World Access common stock on the record date for determining the stockholders entitled to vote on any such matters.



     Conversion price. The Series E preferred stock is convertible, at any time by the holder thereof, into shares of World Access common stock for a conversion price equal to $21.75 per share. The conversion price is subject to adjustment in the event of below market issuances of World Access common stock, stock dividends, subdivisions, combinations, reclassifications and other distributions with respect to World Access common stock and other instances described in the World Access certificate of incorporation.



     Mandatory conversion. If for ten consecutive trading days the market price of World Access common stock exceeds the conversion price in effect on each such trading day, all shares of Series E preferred stock will be automatically converted into such number of shares of World Access common stock as equals the number of shares subject to conversion multiplied by the quotient of $1,000 divided by the conversion price in effect on the last trading day of such ten-day period.



     In addition, any outstanding shares of Series E preferred stock that have not been converted into World Access common stock by July 13, 2003 will be automatically converted into such number of shares of World Access common stock as is equal to the number of shares of Series E preferred stock subject to conversion, multiplied by the quotient of (i) $1,000 divided by (ii) the average market price for the ten consecutive days ending on July 13, 2003. Notwithstanding the foregoing, the average market price for the ten consecutive days ending on July 13, 2003 may not be less than $11.50 or greater than the conversion price, and subject to increase based on a specific decline in the Nasdaq Composite Index between July 13, 2000 and July 13, 2003.



                     PRINCIPAL STOCKHOLDERS OF WORLD ACCESS



     As of August 1, 2000, the issued and outstanding classes of World Access voting securities were as follows:



                                                                              COMMON
                                                                SHARES        SHARES
                                                              OUTSTANDING   EQUIVALENT
                                                              -----------   ----------
Common stock................................................  61,707,277    61,707,277
Series A preferred stock....................................      70,000     6,086,956
Series C preferred stock....................................     350,260    17,186,451
Series D preferred stock....................................     184,000    10,222,222
Series E preferred stock....................................       9,645       443,448
                                                                            ----------
          Total voting securities...........................                95,646,354
                                                                            ==========



     The following table sets forth information regarding the beneficial ownership of the World Access common stock and each individual class of World Access preferred stock as of August 1, 2000 for:



     - each person who beneficially owns more than 5% of the World Access common stock;



     - each current World Access director individually;



     - each current World Access executive officer who would be a named executive officer under Rule 402 of Regulation S-K; and



     - all current directors and executive officers of World Access as a group.



     The following table also sets forth information assuming the completion of both the STAR and WorldxChange mergers. For purposes of this table, we have assumed that World Access will pay 100% of the STAR merger consideration in World Access common stock.



                                                            TOTAL SHARES                TOTAL SHARES
                                                            BENEFICIALLY   PERCENTAGE   BENEFICIALLY   PERCENTAGE
                                                              OWNED(1)       OWNED        OWNED(1)       OWNED
                                               SHARES          BEFORE        BEFORE        AFTER         AFTER
                                             UNDERLYING      COMPLETION    COMPLETION    COMPLETION    COMPLETION
                                 SHARES      DERIVATIVE        OF THE        OF THE        OF THE        OF THE
NAME                            OWNED(1)    SECURITIES(2)     MERGERS      MERGERS(3)     MERGERS      MERGERS(3)
----                           ----------   -------------   ------------   ----------   ------------   ----------
World Access common stock
Armstrong International
  Telecommunications,
  Inc.(4)....................          --    15,162,015      15,162,015       19.7%      15,162,015       11.7%
  One Armstrong Place
  Butler, PA 16001
WorldCom Network Services,
  Inc.(5)....................   7,081,444            --       7,081,444       11.5       17,081,444       15.0
  500 Clinton Center Drive
  Clinton, MS 39056

                                                            TOTAL SHARES                TOTAL SHARES
                                                            BENEFICIALLY   PERCENTAGE   BENEFICIALLY   PERCENTAGE
                                                              OWNED(1)       OWNED        OWNED(1)       OWNED
                                               SHARES          BEFORE        BEFORE        AFTER         AFTER
                                             UNDERLYING      COMPLETION    COMPLETION    COMPLETION    COMPLETION
                                 SHARES      DERIVATIVE        OF THE        OF THE        OF THE        OF THE
NAME                            OWNED(1)    SECURITIES(2)     MERGERS      MERGERS(3)     MERGERS      MERGERS(3)
----                           ----------   -------------   ------------   ----------   ------------   ----------
The 1818 Fund III, L.P.(6)...          --     6,086,956       6,086,956        9.0        6,086,956        5.1
  59 Wall Street
  New York, NY 10005
Morgan Stanley & Co.
  Incorporated(7)............          --     5,685,111       5,685,111        8.4        5,685,111        4.7
  1585 Broadway
  New York, NY 10036
Roger B. Abbott(8)...........          --            --              --          *        9,939,982        8.7
  9999 Willow Creek Road
  San Diego, CA 92131
Gold & Appel Transfer,
  S.A.(9)....................          --            --              --          *        7,691,817        6.7
  Omar Hodge Building
  Wickhams City
  Tortola, British V.I.
Walter J.
  Burmeister+++(10)..........          --     1,135,694       1,135,694        1.8        1,135,694        1.0
Kirby J. Campbell+...........          --            --              --          *               --          *
Bryan Cipoletti+.............          --            --              --          *               --          *
Stephen J. Clearman+(11).....   1,309,044       167,000       1,476,044        2.4        1,476,044        1.3
John P. Imlay, Jr.+..........      59,900       179,000         238,900          *          238,900          *
John D. Phillips+++(12)......   1,312,500     1,092,000       2,404,500        3.8        2,404,500        2.1
Massimo Prelz
  Oltramonti+(13)............   1,885,251       100,000       1,985,251        3.2        1,985,251        1.7
John P. Rigas+(14)...........   1,561,958       100,000       1,661,958        2.7        1,661,958        1.5
Carl E. Sanders+(15).........      62,000       179,000         241,000          *          241,000          *
Dru A. Sedwick+..............          --            --              --          *               --          *
Lawrence C. Tucker+(6).......          --     6,186,956       6,186,956        9.1        6,186,956        5.1
W. Tod Chmar++...............     312,500        25,000         337,500          *          337,500          *
Mark A. Gergel++(16).........      26,791       246,833         273,624          *          273,624          *
Michael F. Mies++(16)........       2,267        33,750          36,017          *           36,017          *
Bryan D. Yokley..............          --            --              --          *               --          *
All directors and executive
  officers as a group (15
  persons)...................   6,532,211     9,445,233      15,977,444       22.5       15,977,444       12.9

Series A preferred stock
The 1818 Fund III, L.P.......      70,000            --          70,000      100.0           70,000      100.0

Series C preferred stock
Armstrong International
  Telecommunications, Inc....     309,002            --         309,002       88.2          309,002       88.2
Walter J. Burmeister.........      19,161            --          19,161        5.5           19,161        5.5
Juan Carlos Valls............      19,161            --          19,161        5.5           19,161        5.5
  1530 Key Boulevard #306
  Arlington, VA 22209

                                                            TOTAL SHARES                TOTAL SHARES
                                                            BENEFICIALLY   PERCENTAGE   BENEFICIALLY   PERCENTAGE
                                                              OWNED(1)       OWNED        OWNED(1)       OWNED
                                               SHARES          BEFORE        BEFORE        AFTER         AFTER
                                             UNDERLYING      COMPLETION    COMPLETION    COMPLETION    COMPLETION
                                 SHARES      DERIVATIVE        OF THE        OF THE        OF THE        OF THE
NAME                            OWNED(1)    SECURITIES(2)     MERGERS      MERGERS(3)     MERGERS      MERGERS(3)
----                           ----------   -------------   ------------   ----------   ------------   ----------
Series D preferred stock
Morgan Stanley & Co.
  Incorporated...............     102,332            --         102,332       55.6          102,332       55.6
AIM High Yield Fund..........      16,851            --          16,851        9.1           16,851        9.1
  11 Greenway Plaza, #1919
  Houston, TX 77046
NETnet International S.A.....      14,800            --          14,800        8.0           14,800        8.0
  Siege Social; L-1611
  41 Avenue de la Gare
  R.C. Luxemburg B49615
Kemper High Yield Series.....      11,794            --          11,794        6.4           11,794        6.4
  222 South Riverside Plaza
  Chicago, IL 60606
Series E preferred stock
3i Group plc.................       6,760            --           6,760       70.1            6,760       70.1
  91 Waterloo Road
  GB-SE 8XP London
  England
David Marcus.................       1,659            --           1,659       17.2            1,659       17.2
  4, Chemin de Normandie
  CH-1206 Geneva
  Switzerland
Soditic SA...................         645            --             645        6.7              645        6.7
  118 Rue du Rhone
  1204 Geneva
  Switzerland


---------------

 *   Less than one percent



 +   Director



 ++  Named executive officer



(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of World Access common stock beneficially owned by them.



(2) Unless otherwise indicated, represents shares which may be acquired by the exercise of stock options and warrants on or before September 30, 2000.



(3) Shares of common stock subject to options, warrants and convertible securities are deemed outstanding for the purpose of computing the percentage ownership of the person holding such derivative securities, but are not deemed outstanding for computing the percentage ownership of any other person.



(4) Represents 15,162,015 shares of World Access common stock issuable upon the conversion of 309,002 shares of Series C preferred stock.



(5) Includes 1,746,500 shares of World Access common stock held in escrow pursuant to our acquisition of Cherry Communications Incorporated in December 1998. This amount currently represents our best estimate of the shares to ultimately be released to WorldCom Network Services, Inc., a wholly owned subsidiary of MCI WorldCom, Inc., upon the final resolution of all creditor claims against

     Cherry Communications in U.S. Bankruptcy Court. WorldCom Network Services directs the voting of these shares while they are held in escrow. Also includes 10,000,000 shares to be issued to WorldCom in connection with the consummation of the STAR and WorldxChange mergers. WorldCom has agreed to exchange approximately $115.0 million of trade debt currently due from STAR and WorldxChange for World Access common stock at an exchange ratio of $11.50 per share.



(6) Includes 6,086,956 shares of World Access common stock issuable upon the conversion of 70,000 shares of Series A preferred stock owned of record by The 1818 Fund III, a private equity partnership. The general partner of the 1818 Fund III is Brown Brothers Harriman & Co. Mr. Tucker, a partner at Brown Brothers Harriman & Co., is deemed to be the beneficial owner of these shares due to his role as co-manager of The 1818 Fund III.



(7) Represents 5,685,111 shares of World Access common stock issuable upon the conversion of 102,332 shares of Series D preferred stock.



(8) Represents 15,099,472 shares of WorldxChange common stock converted into World Access common stock at .6583 per share. All WorldxChange shares, other than (i) 1,000,000 shares as to which Mr. Abbott has sole voting power pursuant to a voting trust agreement, (ii) 81,176 shares that are held directly by Mr. Abbott, and (iii) 81,176 shares that are held directly by Mr. Abbott's spouse, Rosalind Abbott, are jointly held by Mr. Abbott and his spouse as community property.



(9) Represents 11,684,365 shares of WorldxChange common stock converted into World Access common stock at .6583 per share. Under a power of attorney from Gold & Appel Transfer, S.A., Walter Anderson has sole investment power over these shares and as a result may be deemed to be the beneficial owner of such shares. Mr. Anderson, however, disclaims beneficial ownership of these shares.



(10) Includes 940,204 shares of World Access common stock issuable upon the conversion of 19,161 shares of Series C preferred stock.


(11) Includes 1,211,982 shares of World Access common stock owned by Geocapital V, L.P., 36,900 shares owned by Geocapital Advisors, L.P., and 7,952 shares owned by Geocapital Investors V, L.P. Mr. Clearman, a general partner of these partnerships, is deemed to be the beneficial owner of these shares.



(12) Includes 787,500 shares of World Access common stock owned of record by Resurgens Partners, LLC, of which Mr. Phillips has the sole voting and dispositive power. Also includes 100,000 shares held in the name of Mr. Phillips' wife as custodian for two of Mr. Phillips' minor children, with respect to which Mr. Phillips disclaims beneficial ownership.



(13) Represents 1,443,887 shares of World Access common stock owned by Gilbert Global Equity Partners, L.P. and 441,364 shares owned by Gilbert Global Equity Partners (Bermuda), L.P. Mr. Prelz, a Managing Director of Gilbert Global Equity Partners, L.P., is deemed to be the beneficial owner of these shares.



(14) Includes 1,552,958 shares of World Access common stock owned by Zilkha Capital Partners, L.P. Mr. Rigas, a Managing Partner of Zilkha Capital Partners, L.P., is deemed to be the beneficial owner of these shares.



(15) Includes 2,000 shares of World Access common stock owned by Mr. Sanders' wife, with respect to which Mr. Sanders disclaims beneficial ownership.



(16) Includes the following shares of World Access common stock acquired through voluntary employee contributions to World Access' 401(k) Plan and contributed to the 401(k) Plan under a matching contribution program offered to all 401(k) Plan participants: Mr. Gergel -- 4,041 shares and Mr. Mies -- 517 shares.

                       EXECUTIVE OFFICERS OF WORLD ACCESS



INFORMATION REGARDING EXECUTIVE OFFICERS OF WORLD ACCESS


     The information with respect to World Access' executive officers is set forth in Item 4.5 of Part I of World Access' Annual Report on Form 10-K for the fiscal year ended December 31, 1999.


     On June 1, 2000 Bryan D. Yokley joined World Access as its Executive Vice President and Chief Financial Officer and Mark A. Gergel was named World Access' Executive Vice President of Corporate Development. Information concerning Mr. Yokley is set forth in the following paragraph.



     Bryan D. Yokley, 38, has served as World Access' Executive Vice President and Chief Financial Officer since June 2000. He was a partner in the international accounting firm of Ernst & Young LLP, prior to his employment with World Access and had over 15 years of experience with Ernst & Young. Mr. Yokley was a key partner in Ernst & Young's Southeast technology practice based in Atlanta, and while at Ernst & Young, specialized in the telecommunications industry. Mr. Yokley also served as a Practice Fellow at the Financial Accounting Standards Board during 1995 to 1997.



WORLD ACCESS' EXECUTIVE COMPENSATION


     Summary of Compensation. The following table sets forth the cash and non-cash compensation World Access awarded or paid its named executive officers, consisting of its Chief Executive Officer and its four most highly compensated executive officers other than its Chief Executive Officer, during 1997, 1998 and 1999.


                    WORLD ACCESS' SUMMARY COMPENSATION TABLE



                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                                 ANNUAL              ------------
                                              COMPENSATION            SECURITIES
                                      ----------------------------    UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR    SALARY    BONUS ($)    OPTIONS (#)    COMPENSATION ($)(6)
---------------------------           ----   --------   ----------   ------------   -------------------
John D. Phillips(1).................  1999   $625,000   $1,000,000    1,267,000          $     --
  Chairman and Chief Executive        1998     26,000           --       50,000                --
  Officer                             1997         --           --       50,000                --
W. Tod Chmar(2).....................  1999    300,000      300,000      175,000                --
  Executive Vice                      1998      9,800           --           --                --
  President and Secretary             1997         --           --           --                --
Mark A. Gergel(3)...................  1999    300,000      210,000       90,000             5,000
  Executive Vice President and        1998    168,100           --           --             4,200
  Chief Financial Officer             1997     97,500      115,000      216,000            28,000
A. Lindsay Wallace(4)...............  1999    270,000           --      160,000            36,500
  President of World Access           1998    160,400       65,000       70,000             4,200
  Equipment Group                     1997         --           --           --                --
Michael F. Mies(5)..................  1999    150,000       45,000       50,000             5,000
  Senior Vice President               1998    101,000       30,000           --                --
  of Finance and Treasurer            1997         --           --       42,500            21,500


---------------

(1) Mr. Phillips joined World Access' board in December 1994, was appointed its Chief Executive Officer in December 1998 and its Chairman in May 1999. Under the Directors' Warrant Incentive Plan, Mr. Phillips was granted warrants to purchase 50,000 shares of World Access common stock at $9.21 per share and 50,000 shares of common stock at $25.85 per share in 1997 and 1998, respectively. These warrants were fully vested as of December 31, 1999.
(2) Mr. Chmar joined World Access as Executive Vice President and Secretary in December 1998.
(3) During 1997, Mr. Gergel was paid a flat sum allowance of $25,000 for the relocation of his household to Atlanta, Georgia.

(4) Mr. Wallace joined World Access in February 1998 in connection with World Access' acquisition of a majority interest in NACT Telecommunications, Inc. During 1999, Mr. Wallace was paid $31,500 to reimburse him for costs incurred in the relocation of his household to Atlanta, Georgia.
(5) During 1997, Mr. Mies was paid a flat sum allowance of $21,500 for the relocation of his household to Atlanta, Georgia.
(6) Except as noted above, All Other Compensation represents matching contributions that World Access provides to all eligible employees under its 401(k) benefit plan.


                 WORLD ACCESS OPTION GRANTS IN LAST FISCAL YEAR


     The following table sets forth information regarding the grant of stock options to the named executive officers during 1999.

                                                                                       POTENTIAL REALIZABLE
                                         INDIVIDUAL GRANTS                             VALUE ($) AT ASSUMED
                               --------------------------------------                    ANNUAL RATES OF
                               NUMBER OF        % OF                                       STOCK PRICE
                               SECURITIES   TOTAL OPTIONS                                APPRECIATION FOR
                               UNDERLYING    GRANTED TO     EXERCISE                      OPTION TERM(4)
                                OPTIONS     EMPLOYEES IN      PRICE     EXPIRATION   ------------------------
NAME                            GRANTED      FISCAL YEAR    PER SHARE      DATE          5%           10%
----                           ----------   -------------   ---------   ----------   ----------   -----------
John D. Phillips(1)..........    750,000        10.6%        $12.75       1/12/04    $8,077,500   $11,842,500
                                 250,000         3.5          12.75       4/16/04     2,767,500     4,127,500
                                  17,000          .2          11.69       6/16/04       209,600       307,000
                                 250,000         3.5          15.88      11/29/04     2,160,000     3,782,500
W. Tod Chmar(2)..............    100,000         1.4           8.19       2/12/04     1,543,000     2,059,000
                                  75,000         1.1          15.88      11/29/04       648,000     1,134,700
Mark A. Gergel(2)............     40,000          .6          11.69       6/16/04       493,200       722,400
                                  50,000          .7          15.88      11/29/04       432,000       756,500
A. Lindsay Wallace(3)........    130,000         1.8          12.75       1/12/04     1,400,100     2,052,700
                                  30,000          .4          11.69       6/16/04       369,900       541,800
Michael F. Mies(3)...........     37,500          .5           8.19       2/12/04       578,600       772,100
                                  12,500          .2          11.69       6/16/04       154,100       225,800

---------------

(1) The 750,000 and 250,000 options granted to Mr. Phillips at $12.75 per share were originally scheduled to vest over a four-year period. In connection with Mr. Phillips' execution of a letter agreement with Armstrong International Telecommunications, Inc. (see "Executive Employment Agreements"), World Access' board elected to vest all these options in full upon the consummation of its merger with FaciliCom in December 1999. The 17,000 options vested immediately upon issuance, and the other 250,000 of options will vest one-third on each of the first three anniversaries from date of grant.
(2) The first option grant indicated will vest 25% on each of the first four anniversaries from date of grant and the second grant will vest one-third on each of the first three anniversaries from date of grant.
(3) All options granted will vest 25% on each of the first four anniversaries from date of grant.
(4) The 5% and 10% appreciation rates are set forth in the Securities and Exchange Commission rules and no representation is made that common stock will appreciate at these assumed rates or at all.

             WORLD ACCESS' AGGREGATED OPTION AND WARRANT EXERCISES


             IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES


     The following table sets forth information concerning the value of director warrants and employee options exercised by the World Access named executive officers during 1999 and the value at December 31, 1999 of unexercised warrants and options held by each such officer. The value of unexercised warrants and options reflects the increase in market value of World Access' common stock from the date of grant through December 31, 1999.

                                                           NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED             IN-THE-MONEY(2)
                         NUMBER OF                         WARRANTS AND OPTIONS            WARRANTS AND OPTIONS
                          SHARES                               AT 12-31-99                     AT 12-31-99
                        ACQUIRED ON       VALUE        ----------------------------    ----------------------------
NAME                     EXERCISE      REALIZED(1)     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                    -----------    ------------    -----------    -------------    -----------    -------------
John D. Phillips              --         $     --       1,117,000         250,000      $7,130,500      $  842,500
W. Tod Chmar                  --               --              --         175,000              --       1,358,700
Mark A. Gergel            10,125          107,500         237,500         156,000       1,038,400         470,900
A. Lindsay Wallace            --               --         122,380         212,500         712,700       1,071,800
Michael F. Mies               --               --          17,500          71,250          37,800         582,700

---------------
(1) The "value realized" represents the difference between the exercise price of the shares and the market price of the shares on the date the warrants and options were exercised. The value realized was determined without considering any taxes which may have been owed.

(2) "In-the-Money" warrants and options have an exercise price less than $19.25 per share, the closing price of the World Access common stock as of December 31, 1999.


WORLD ACCESS' EXECUTIVE EMPLOYMENT AGREEMENTS



     On April 16, 1999, World Access entered into new employment agreements with each of John D. Phillips, its Chairman and Chief Executive Officer, W. Tod Chmar, its Executive Vice President and Secretary, and Mark A. Gergel, its Executive Vice President. On June 1, 2000, World Access entered into an employment agreement with Bryan D. Yokley, its Executive Vice President and Chief Financial Officer. Mr. Phillips' employment agreement provides for a base salary of $625,000 per year. The agreement further provides that Mr. Phillips may be awarded an annual bonus in the discretion of the World Access board pursuant to a bonus or incentive plan or otherwise. The initial term of the agreement is three years, with an automatic one-year extension on each anniversary of the agreement's effective date unless either party to the agreement gives notice of termination. If, during the term of the agreement, Mr. Phillips' employment with World Access is terminated (i) by World Access without cause, as defined below, or (ii) by Mr. Phillips for good reason, as defined below, Mr. Phillips will be entitled to an amount in cash equal to two times his base annual salary, which will be paid in bi-weekly installments over a period of 24 months, and to his then current life insurance, disability, medical, dental and hospitalization benefits for a period of 24 months or such longer period as may be provided by the terms of the appropriate program, all of Mr. Phillips' stock options, warrants and stock appreciation rights granted on or prior to the date of his employment agreement shall become fully vested and immediately exercisable until the first anniversary of Mr. Phillips' termination date, and all performance units granted to Mr. Phillips at any time prior to his termination shall become fully vested.


     Mr. Chmar's employment agreement provides for a base salary of $300,000 per year. The agreement further provides that Mr. Chmar may be awarded an annual bonus in the discretion of the World Access board pursuant to a bonus or incentive plan or otherwise. The initial term of the agreement is three years, with an automatic one-year extension on each anniversary of the agreement's effective date unless either party to the agreement gives notice of termination. If, during the term of the agreement, Mr. Chmar's employment with World Access is terminated (i) by World Access without cause or (ii) by Mr. Chmar for good reason, Mr. Chmar will be entitled to an amount in cash equal to his base annual salary, which will be paid in bi-weekly installments over a period of 12 months, and to his then current life insurance, disability, medical, dental and hospitalization benefits for a period of 12 months or such longer period as may be provided by the terms of the appropriate program, all of Mr. Chmar's stock options, warrants and stock appreciation rights granted on or prior to the date of his employment agreement shall become fully vested and immediately exercisable until the first anniversary of Mr. Chmar's termination date, and all performance units granted to Mr. Chmar at any time prior to his termination shall become fully vested.

     Mr. Gergel's employment agreement provides for a base salary of $300,000 per year. The agreement further provides that Mr. Gergel may be awarded an annual bonus in the discretion of our board pursuant to a bonus or incentive plan or otherwise. The initial term of the agreement is three years, with an automatic one-year extension on each anniversary of the agreement's effective date unless either party to the agreement gives notice of termination. If, during the term of the agreement, Mr. Gergel's employment with World Access is terminated (i) by World Access without cause or (ii) by Mr. Gergel for good reason following a change of control, Mr. Gergel will be entitled to an amount in cash equal to his base annual salary, which will be paid in bi-weekly installments over a period of 12 months, and to his then current life insurance, disability, medical, dental and hospitalization benefits for a period of 12 months or such longer period as may be provided by the terms of the appropriate program, all of Mr. Gergel's stock options, warrants and stock appreciation rights granted on or prior to the date of his employment agreement shall become fully vested and immediately exercisable until the first anniversary of Mr. Gergel's termination date, and all performance units granted to Mr. Gergel at any time prior to his termination shall become fully vested. Notwithstanding these provisions, if Mr. Gergel terminates his employment for any reason, in addition to receiving the same treatment with respect to his options, warrants, rights and performance units, he shall be entitled to an amount of cash equal to one-half of his base annual salary and the benefits described above for a period of six months.


     Mr. Yokley's employment agreement provides for a base salary of $300,000 per year. The agreement further provides that Mr. Yokley will be paid a signing bonus equal to the costs he incurred to leave his previous job and may be awarded an annual bonus in the discretion of the World Access board pursuant to a bonus or incentive plan or otherwise. The initial term of the agreement is three years, with an automatic one-year extension on each anniversary of the agreement's effective date unless either party to the agreement gives notice of termination. This notwithstanding, the term of Mr. Yokley's agreement cannot expire until 24 months after a change in control of World Access as defined in the agreement. If, during the term of the agreement, Mr. Yokley's employment with World Access is terminated (i) by World Access without cause or (ii) by Mr. Yokley for good reason, Mr. Yokley will be entitled to an amount in cash equal to two times his base annual salary, which will be paid in bi-weekly installments over a period of 12 months, and to his then current life insurance, disability, medical, dental and hospitalization benefits for a period of 12 months or such longer period as may be provided by the terms of the appropriate program, all of Mr. Yokley's stock options, warrants and stock appreciation rights granted on or prior to the date of his employment agreement which have vested or which would vest in the two years following Mr. Yokley's termination date shall become fully vested and immediately exercisable until the first anniversary of Mr. Yokley's termination date, and all performance units granted to Mr. Yokley at any time prior to his termination shall become fully vested.


     For the purposes of the employment agreements with each of Messrs. Phillips, Chmar and Gergel, the following definitions apply:

     A termination of employment is for cause if the employee has been convicted of a felony or a felony prosecution has been brought against the employee or if the termination is evidenced by a resolution adopted in good faith by two-thirds (2/3) of the board that the employee (i) intentionally and continually failed substantially to perform his reasonably assigned duties, other than a failure resulting from the employee's incapacity due to physical or mental illness or from the employee's assignment of duties that would constitute good reason, which failure continued for a period of at least 30 days after a written notice of demand for substantial performance has been delivered to the employee specifying the manner in which the employee has failed substantially to perform or (ii) intentionally engaged in illegal conduct or gross misconduct which results in material economic harm to World Access.

     Good reason means a good faith determination by the employee that any one or more of the following events has occurred, without the employee's express written consent:


     - the assignment to the employee of any duties inconsistent with the employee's position, authority, duties or responsibilities as in effect immediately prior to the date of his employment agreement, or any other action by World Access that results in a material diminution in such position, authority, duties or responsibilities;



     - a reduction by World Access in the employee's base salary, or a change in the eligibility requirements or performance criteria under any bonus, incentive or compensation plan, program or arrangement under which the employee is covered immediately prior to his termination date which adversely affects the employee;



     - any failure to pay the employee any compensation or benefits to which he is entitled within five days of the date due;



     - World Access' requiring the employee to be based anywhere other than within 50 miles of the employee's job location as of the date of his employment agreement, except for reasonably required travel on World Access' business which is not greater than such travel requirements prior to the date of his employment;



     - the taking of any action by World Access that would materially adversely affect the physical conditions existing in or under which the employee performs his employment duties;



     - the insolvency or the filing of a petition for bankruptcy by World
       Access;



     - any purported termination of the employee's employment for cause by World Access which does not comply with his terms of his employment agreement; or



     - any breach by World Access of any provision of an employment agreement.


     A change in control shall have occurred if:


     - a majority of the directors of World Access shall be persons other than persons:



      - for whose election proxies shall have been solicited by the board; or



      - who are then serving as directors appointed by the board to fill vacancies on the board caused by death or resignation, but not by removal, or to fill newly-created directorships;



     - a majority of the outstanding voting power of World Access shall have been acquired or beneficially owned by any person (other than World Access, a subsidiary of World Access or the employee) or any two or more persons acting as a partnership, limited partnership, syndicate, or other group acting in concert for the purpose of acquiring, holding or disposing of voting stock of World Access, which group does not include the employee; or



     - there shall have occurred:



      - a merger or consolidation of World Access with or into another corporation other than (1) a merger or consolidation with a subsidiary of World Access or (2) a merger or consolidation in which (a) the holders of voting stock of World Access immediately prior to the merger as a class continue to hold immediately after the merger at least a majority of all outstanding voting power of the surviving or resulting corporation or its parent and (b) all holders of each outstanding class or series of voting stock of World Access immediately prior to the merger or consolidation have the right to receive substantially the same cash, securities or other property in exchange for their voting stock of World Access as all other holders of such class or series;



      - a statutory exchange of shares of one or more classes or series of outstanding voting stock of World Access for cash, securities or other property;

      - the sale or other disposition of all or substantially all of the assets of World Access, in one transaction or a series or transactions; or



      - the liquidation or dissolution of World Access; unless more than 25% of the voting stock, or the voting equity interest, of the surviving corporation or the corporation or other entity acquiring all or substantially all of the assets of World Access in the case of a merger, consolidation or disposition of assets or of World Access or its resulting parent corporation in the case of a statutory share exchange is beneficially owned by the employee or a group that includes the employee.



     John D. Phillips and Armstrong International Telecommunications, Inc. have entered into a letter agreement, pursuant to which Mr. Phillips has agreed not to sell or transfer, directly or indirectly, any shares of World Access common stock held by him without the prior written consent of Armstrong International Telecommunications for so long as Armstrong International Telecommunications or any of its affiliates remains a stockholder of World Access. The provisions of the letter agreement terminate upon:



     - Mr. Phillips' death or disability;



     - any decision to remove, or to not reelect, Mr. Phillips as the Chief Executive Officer of World Access in which at least 50% of the directors elected by the holders of World Access Series C preferred stock (or, upon conversion into or other acquisition of World Access common stock, by 50% of the directors nominated, designated or elected by Armstrong International Telecommunications, Epic Interests, Inc. and BFV Associates, Inc., or their affiliates) vote in favor of such removal or fail to vote in favor of such reelection;



     - the fifth anniversary of the closing of our merger with FaciliCom in the event that Mr. Phillips is no longer Chief Executive Officer of World Access for any reason; and



     - upon a change of control of World Access.


     On November 29, 1999, we entered into an agreement with A. Lindsay Wallace, President of our Equipment Group, that provides incentive compensation for Mr. Wallace in the event of the sale of specified divisions of our Equipment Group. This agreement provides that World Access will pay to Mr. Wallace:


     - a cash payment equal to 0.75% of the gross consideration received by World Access upon the sale of the NACT Switching Division;



     - a cash payment equal to 0.75% of the gross consideration received by World Access upon the sale of the Wireless Local Loop Division; and



     - 0.5% of the gross consideration received by World Access upon the sale of the Transport and Access Division.


     This agreement also provides that all stock options granted to Mr. Wallace under our 1991 Stock Option Plan and 1998 Incentive Equity Plan will become fully vested upon the sale of the NACT Switching Division and the Transport and Access Division, and those options may be exercised by Mr. Wallace at any time until the one year anniversary of the termination of Mr. Wallace's employment with World Access. Additionally, this agreement states that if Mr. Wallace's employment with World Access is terminated as a direct result of the sale of one of these divisions, World Access will continue to pay Mr. Wallace's current base salary through the second anniversary of his termination date. World Access' obligations under this agreement are conditioned upon Mr. Wallace remaining the President of the Equipment Group through the closing of the sales of these divisions, his assistance in facilitating these sales and his agreement to serve as a full-time employee or consultant with the buyer of these divisions for a period of six months following the closing date. This agreement may be revoked at any time by the Chief Executive Officer of World Access, in his sole discretion.

WORLD ACCESS' COMPENSATION COMMITTEE REPORT


     This report sets forth information on the compensation and benefits provided to World Access' Chief Executive Officer and other executive officers of World Access during 1999 and has been prepared by the Compensation Committee of World Access' board of directors.


     Compensation philosophy. The Compensation Committee is currently comprised of four non-employee directors. Among other things, the Compensation Committee reviews and approves annual executive officer compensation. In general, the compensation policies adopted by the Compensation Committee are designed to (i) attract and retain executives capable of leading World Access to meet its business objectives and (ii) motivate World Access executives to enhance long-term stockholder value.


     The annual compensation of Mr. Phillips, our Chairman and Chief Executive Officer, and our other executive officers consists of a combination of base salary, incentive bonuses and stock options. The Compensation Committee sets base salaries for executive officers based principally on an assessment of World Access' short and long-term goals and the specific responsibilities of each officer. Information on individual performance is provided to the Compensation Committee by our Chief Executive Officer. In addition to individual performance against goals and responsibilities, the Compensation Committee is aware of executive compensation practices at comparable companies (i.e., companies which are generally of the same size in related industries). The Compensation Committee uses this information only as a general reference, however, and not to set specific salary amounts.


     Incentive bonuses. Annually, the Compensation Committee establishes the performance goals and range of bonuses under our Short-Term Incentive Plan for Senior Executives which was approved by our stockholders in June 1999. The performance goals for 1999 were tied to World Access achieving predefined levels of:



     - earnings per share;



     - revenue;



     - earnings before interest, taxes, depreciation and amortization; and



     - common stock price appreciation. Each performance goal operates independently, so achieving or failing to achieve results from one measurement does not reflect the eligible bonus amounts awarded for others.



     Stock options. The stock option program is a long-term incentive plan for executive officers and other key employees. The objectives of the program are to align executive and stockholder long-term interests by creating a strong and direct relationship between executive compensation and stockholder returns. The Compensation Committee strongly believes that by providing those individuals who have substantial responsibility for the management and growth of World Access and the maximizing of stockholder returns with an opportunity to increase their ownership of common stock, the best interests of stockholders and executives will be more closely aligned. World Access stock options typically vest over three to four years, which increases the long-term value of these awards.


     The Compensation Committee's determination of the number of options to award to an individual executive officer is made in a manner similar to that described above with respect to the setting of salaries. In addition, in determining the number of options to be granted to an individual, the Compensation Committee takes into account the number of options already granted to that individual and the value of those options.


     Discussion of 1999 Chief Executive Officer compensation. Based on our actual performance against Short-Term Incentive Plan goals in 1999, as well as Mr. Phillips' ability to complete several key strategic initiatives during the year, the Compensation Committee awarded Mr. Phillips an incentive bonus of $1.0 million. Key strategic initiatives completed by Mr. Phillips included:



     - $50.0 million investment by The 1818 Fund III;



     - acquisition of Comm/Net;

     - FaciliCom merger;



     - $75.0 million private placement by institutional investors;



     - pending acquisition of Long Distance International; and



     - pending monetization of the Company's equipment businesses. The Compensation Committee also considered Mr. Phillips' continued progress in establishing a broad, experienced management team, the efficient integration of acquired businesses and the significant increase in the Company's market capitalization during 1999.


                                          Submitted by the Compensation
                                          Committee

                                                   Stephen J. Clearman
                                                    John P. Imlay, Jr.
                                                     Carl E. Sanders
                                                      Dru A. Sedwick


WORLD ACCESS' COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS


     World Access' Compensation Committee consists of the four persons named as signatories to the Compensation Committee Report above. There are no Compensation Committee interlocks.

                   WORLD ACCESS STOCK PRICE PERFORMANCE GRAPH



     The following graph compares the cumulative total stockholder return on the World Access common stock with the cumulative total return, including reinvested dividends, of The Nasdaq Stock Market -- United States owned companies and Nasdaq Telecommunications Stocks for the five years ended December 31, 1999. The Nasdaq total returns were prepared by the Center for Research in Security Prices at the University of Chicago.


                                                      WORLD ACCESS                NASDAQ (U.S.)              NASDAQ (TELCOM)
                                                      ------------                -------------              ---------------
1994                                                     100.00                      100.00                      100.00
1995                                                     300.00                      141.33                      130.91
1996                                                     320.00                      173.89                      133.86
1997                                                     955.00                      213.07                      195.75
1998                                                     855.00                      300.25                      322.30
1999                                                     770.00                      542.43                      561.27

---------------

Assumes that the value of the investment in the World Access common stock and each index was $100 on December 31, 1994, and that all dividends were reinvested.
(1) World Access common stock
(2) Total Return Index for The Nasdaq Stock Market (U.S. Companies)
(3) Total Return Index for Nasdaq Telecommunications Stocks

     Pursuant to Securities and Exchange Commission regulations, this performance graph is not "soliciting material," is not deemed filed with the Commission and is not to be incorporated by reference in any of World Access' filings under the Securities Act or the Securities Exchange Act.


            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE


     Section 16(a) of the Exchange Act requires World Access' directors and executive officers, and persons who own beneficially more than ten percent of a registered class of World Access' equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of World Access' securities. Directors, executive officers and greater than ten-percent stockholders are required by Commission regulations to furnish World Access with copies of all Section 16(a) reports they file.

     To the best of World Access' knowledge, based solely on review of the copies of such reports furnished to it and representations that no other reports were required, all Section 16(a) filing requirements applicable to World Access' directors, executive officers and greater than ten-percent beneficial owners were complied with during the 1999 fiscal year, except for Mr. Phillips, whose Annual

Statement of Changes in Beneficial Ownership on Form 5 was not filed timely. Mr. Phillips was required to file a Form 5 to reflect shares of World Access common stock that he gifted to his children in December 1999.


  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS WITH WORLD ACCESS' DIRECTORS,
                           OFFICERS AND STOCKHOLDERS


     During 1999, World Access paid aggregate fees of approximately $215,900 to JDP Aircraft II, Inc. for charter flight services provided to World Access. John
D. Phillips, World Access' Chairman and Chief Executive Officer, is the sole shareholder and an officer of JDP Aircraft II.

     In April 1999, World Access issued 50,000 shares of Series C preferred stock to The 1818 Fund III for consideration of $50.0 million. Lawrence C. Tucker, one of World Access' directors, is a co-manager of The 1818 Fund III.

     World Access paid Brown Brothers Harriman & Co. $750,000 for advisory services in connection with a $75.0 million private placement of World Access common stock in December 1999 and $830,000 for advisory services in connection with an $83.1 million private placement of World Access common stock in February 2000. Additionally, World Access paid Brown Brothers Harriman & Co. approximately $1.6 million for advisory services in connection with the sale of Telco Systems, Inc. in April 2000. Mr. Tucker is a General Partner of Brown Brothers Harriman.

     FaciliCom, with which World Access merged in December 1999, has historically relied on its majority stockholder, Armstrong Holdings, Inc. for the performance of services, including customer billing. In connection with the FaciliCom merger, an affiliate of Armstrong Holdings received 309,002 shares of World Access' Series C preferred stock, which represented approximately 20.0% of World Access' voting common stock at December 31, 1999. In December 1999, World Access entered into a two-year services agreement with Armstrong Holdings. The terms of the agreement includes professional services billed at hourly rates and data center services based on usage and disk storage space. World Access believes that the terms of the agreements are competitive with similar services offered in the industry.

     In December 1999, World Access sold 4,713,128 shares of restricted common stock for $75.0 million, or $15.91 per share, in a private transaction with a group of institutional and sophisticated investors. Entities affiliated with Geocapital Partners, entities affiliated with Gilbert Global Equity Partners, and Zilkha Capital Partners were the purchasers of $20.0 million, $30.0 million, and $13.0 million of World Access common stock, respectively, in this transaction. Stephen J. Clearman, a general partner of Geocapital Partners, Massimo Prelz Oltramonti, a Managing Director of Gilbert Global Equity Partners, and John P. Rigas, a Managing Partner of Zilkha Capital Partners, are members of the World Access board of directors.


                               ACCOUNTING EXPERTS


     The World Access board has appointed Ernst & Young LLP, independent public accountants, as independent accountants for World Access for the fiscal year ending December 31, 2000. Representatives of Ernst & Young LLP are expected to be present at the World Access special meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions from stockholders.


     On December 22, 1998, World Access engaged Ernst & Young LLP as the certifying accountants and dismissed PricewaterhouseCoopers LLP. The World Access board approved this change in accountants. World Access had no disagreements with its former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their reports during each of the two years in the period ended December 31, 1997 and from January 1, 1998 to December 22, 1998 and such accountants' report on the financial statements for each of the past two years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.



     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K/A, Amendment No. 1, for the years ended December 31, 1999 and 1998, as set forth in their report, which is incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.



     The financial statements of World Access for the year ended December 31, 1997 incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K/A, Amendment No. 1, of World Access for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, dated March 5, 1998, except for the discontinued operations described in Note C, which are as of March 14, 2000, given on the authority of that firm as experts in auditing and accounting.



     The consolidated financial statements of FaciliCom International, Inc. and subsidiaries incorporated in this World Access joint proxy statement/prospectus by reference to the World Access Current Report on Form 8-K dated December 22, 1999, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



     Ernst & Young LLP, independent certified public accountants, have audited the consolidated financial statements of Long Distance International, Inc. at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. The Long Distance International, Inc. financial statements are incorporated by reference in this joint proxy statement/ prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


     The consolidated financial statements of STAR incorporated in this joint proxy statement/prospectus by reference to STAR's Form 10-K for the year ended December 31, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated April 14, 2000 with respect thereto, which is also incorporated by reference into this joint proxy statement/prospectus, and are so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of WorldxChange at September 30, 1999 and 1998, and for each of the three years in the period ended September 30, 1999, as set forth in their report. The WorldxChange financial statements are included in the joint proxy statement/prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.



     BDO Deutsche Warentreuhand, independent auditors, have audited the consolidated financial statements of TelDaFax AG at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. The TelDaFax financial statements are included in the joint proxy statement/prospectus and elsewhere in the registration statement in reliance on BDO Deutsche Warentreuhand's report, given on their authority as experts in accounting and auditing.

                        THE WORLD ACCESS SPECIAL MEETING



     Date, time and place of the World Access special meeting.


                                           , 2000


                             11:00 a.m., local time


                      945 E. Paces Ferry Road, Suite 2200


                            Atlanta, Georgia 30326.



     World Access board of directors' recommendations. The board of directors of World Access unanimously approved the STAR merger agreement, the WorldxChange merger agreement and the transactions contemplated by each merger agreement and unanimously recommends that the stockholders of World Access vote for the approval and adoption of the STAR merger agreement and the WorldxChange merger agreement and the transactions contemplated by each merger agreement.



     In addition, the board of directors of World Access unanimously approved, recommended and declared advisable the amendments to the World Access amended certificate of incorporation, the amendments to the World Access Directors' Warrant Incentive Plan and a vote for the nominees for director named in this joint proxy statement/prospectus.



     Currently, World Access does not have a sufficient number of shares of common stock authorized for issuance under its amended certificate of incorporation to complete both the STAR merger and the WorldxChange merger. Approval of Proposal 4 by the World Access stockholders to increase the number of shares of common stock World Access is authorized to issue is required for World Access to have sufficient authorized shares to complete both mergers.



     World Access record date; stockholders entitled to vote.  As of the close
of business on        , 2000, the World Access record date,
shares of World Access common stock were outstanding, held by approximately holders of record. World Access stockholders are entitled to cast one vote per share of World Access common stock owned or to be received upon the conversion of shares of preferred stock owned as of the World Access record date.



     World Access also has shares of preferred stock issued and outstanding. Each share of World Access preferred stock is convertible at the option of the holder into World Access common stock in accordance with a conversion formula contained in the World Access amended certificate of incorporation. Other than the Series C preferred stock, the World Access preferred stock is entitled to vote on the approval and adoption of all of the proposals to be considered at the special meeting on an as converted basis with the World Access common stock voting together as a single class. The Series C preferred stock may vote with the holders of World Access common stock on all of the proposals except the election of directors.



     The following table sets forth information regarding the World Access preferred stock:



                                                                             COMMON STOCK
SERIES                                              SHARES OUTSTANDING   HELD UPON CONVERSION
------                                              ------------------   --------------------
Series A..........................................          70,000             6,086,956
Series C..........................................     350,259.875            17,186,451
Series D..........................................              --                    --
Series E..........................................           9,645                    --



     Only holders of record of World Access voting stock as of the close of business on the World Access record date are entitled to notice of and to vote at the World Access special meeting and any adjournments or postponements thereof.

     Quorum; vote required. A majority of the shares of World Access common stock entitled to vote at the World Access special meeting will constitute a quorum for the transaction of business at the World Access special meeting. The following table sets forth the vote required for approval of each of the proposals to be considered at the World Access special meeting.



---------------------------------------------------------------------------------------
        PROPOSAL                                  VOTE REQUIRED
---------------------------------------------------------------------------------------
  Proposals 1, 3, 7 and 8  - majority in voting power of the shares of World Access voting stock entitled to vote and voting as a single
                             class.
---------------------------------------------------------------------------------------
  Proposal 4               - majority in voting power of the shares of World Access
                             voting stock entitled to vote and voting as a single
                             class; and
                           - majority of the shares of World Access common stock
                             entitled to vote and voting as a single class.
---------------------------------------------------------------------------------------
  Proposals 5 and 6        - 75% in voting power of the shares of World Access voting stock entitled to vote and voting as a single class.
---------------------------------------------------------------------------------------
  Proposal 9               - plurality in voting power of the shares of World Access
                             voting stock entitled to vote for the election of
                             directors and voting as a single class.
---------------------------------------------------------------------------------------



     The total outstanding shares of World Access common stock for purposes of calculating the number of shares constituting a quorum and needed for approval includes the number of shares of World Access common stock issuable upon conversion of the Series A preferred stock, the Series C preferred stock (except with respect to the election of directors) and the Series D preferred stock.



     Shares of World Access voting stock that are voted "for," "against" or "withheld" at the World Access special meeting will be treated as being present at such meeting for purposes of establishing a quorum and will also be treated as votes eligible to be cast by the World Access voting stock present in person or represented by proxy at the World Access special meeting and entitled to vote on the subject matter. Abstentions will be counted for purposes of determining both the presence or absence of a quorum for the transaction of business and the total number of votes cast with respect to a particular matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which the broker has expressly not voted. Because approval of the proposals described herein other than the election of nominees for director requires the affirmative vote of a majority in voting power of outstanding shares of World Access voting stock, abstentions and broker non-votes will have the same effect as negative votes with respect to these proposals.



     Security ownership by certain beneficial owners and management. As of the close of business on the World Access record date, directors and executive officers of World Access and their respective affiliates may be deemed to be the beneficial owners of shares of World Access common stock representing
approximately      % of the outstanding voting power of World Access.



     Solicitation and revocability of proxies. This joint proxy statement/prospectus is being furnished to holders of World Access voting stock in connection with the solicitation of proxies by and on behalf of the board of directors of World Access for use at the World Access special meeting. All shares of World Access voting stock that are entitled to vote and are represented at the World Access special meeting, by properly executed proxies received prior to or at such meeting and not duly and timely revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted for the approval and adoption of the proposals described herein.



     If any other matters are properly presented for consideration at the World Access special meeting or any adjournments or postponements thereof, including, among other things, consideration of a motion to adjourn or postpone such meeting to another time and/or place, including, without limitation, for the purpose of soliciting additional proxies, the persons named in the enclosed form of proxy and voting thereunder will have discretion to vote on such matters in accordance with their best judgment. Proxies voting against the proposals presented in this joint proxy statement/prospectus may not be voted for an adjournment or postponement of the World Access special meeting.



     Any proxy given pursuant to this solicitation may be revoked by the person giving it any time before it is voted. Proxies may be revoked by:



     - filing with the Secretary of World Access at or before the taking of the vote at the World Access special meeting a written notice of revocation bearing a later date than the proxy;



     - duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of World Access before the taking of the vote at the World Access special meeting; or



     - attending the World Access special meeting and voting in person. Attendance at the World Access special meeting will not in and of itself constitute a revocation of a proxy.



     Any written notice of revocation or subsequent proxy should be sent so as to be delivered to World Access, Inc., at 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, Attention: Secretary, or hand delivered to the Secretary of World Access at or before the taking of the vote at the World Access special meeting.



     All expenses of this solicitation, including the cost of preparing and mailing this joint proxy statement/prospectus to stockholders of World Access, will be borne by World Access. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of World Access in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and World Access will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

                            THE STAR SPECIAL MEETING



     Date, time and place of the STAR special meeting.



                                            , 2000


                             11:00 A.M., LOCAL TIME


                             223 EAST DE LA GUERRA


                        SANTA BARBARA, CALIFORNIA 93101



     STAR board of directors' recommendations. The board of directors of STAR approved the STAR merger agreement, the PT-1 asset sale agreement and the transactions considered in both the STAR merger agreement and the PT-1 asset sale agreement, and recommends that the stockholders of STAR vote:



     - for the approval and adoption of the STAR merger agreement,



     - for the approval and adoption of the PT-1 asset sale agreement, and



     - for the approval of the transactions considered in both the STAR merger agreement and the PT-1 asset sale agreement.



     STAR record date.  The board of directors of STAR has fixed             ,
2000 as the date for determination of holders of STAR common stock, who will be entitled to notice of the STAR special meeting and to vote at the STAR special meeting.



     Stockholders entitled to vote.  As of the close of business on the STAR
record date,           shares of STAR common stock were outstanding, held by
approximately                holders of record. Each share of outstanding STAR
common stock is entitled to one vote.



     Only STAR stockholders on the close of business on the STAR record date are entitled to notice of the STAR special meeting and to vote at the STAR special meeting, or vote on any adjournment or postponement of the STAR special meeting.



     Quorum and vote required. Each STAR stockholder on the STAR record date is entitled to cast one vote for each share of STAR common stock held by the STAR stockholder. The holders of a majority of the shares of STAR common stock issued and outstanding and entitled to vote at the STAR special meeting, who are present in person or represented by proxy, will constitute a quorum for the transaction of business at the STAR special meeting. The approval of the STAR merger agreement, the PT-1 asset sale agreement and the transactions considered in both the STAR merger agreement and the PT-1 asset sale agreement require the affirmative vote of a majority of the outstanding shares of STAR common stock.



     Shares of STAR common stock that are voted "for," "against" or "withheld" at the STAR special meeting are treated as being present at such meeting for purposes of establishing a quorum and are also treated as votes eligible to be cast by the holders of STAR common stock present in person or represented by proxy at the STAR special meeting and entitled to vote on the subject matter. Abstentions are counted for purposes of determining both the presence of a quorum for the transaction of business and the total number of votes cast with respect to a particular matter. Broker non-votes will be counted for purposes of determining the presence of a quorum for the transaction of business but will not be counted for purposes of determining the number of votes cast on the particular proposal that the broker has expressly not voted. Because adoption and approval of the STAR merger agreement, the PT-1 asset sale agreement, and the transactions considered in both the STAR merger agreement and the PT-1 asset sale agreement, require the affirmative vote of a majority of outstanding shares of STAR common stock, abstentions and broker non-votes will have the same effect as negative votes.



     Two of STAR's stockholders holding a total of [1%] of the outstanding common stock of STAR as of the STAR record date have agreed to vote in favor of the STAR merger.

     Security ownership by STAR directors, executive officers and their
affiliates.   As of the close of business on the STAR record date, directors and executive officers of STAR and their respective affiliates were deemed to be the
owners of shares of STAR common stock representing approximately      % of the
outstanding common stock of STAR.



     Solicitation and revocability of proxies. This joint proxy statement/prospectus is being provided to holders of STAR common stock in connection with the solicitation of proxies by the board of directors of STAR for use at the STAR special meeting. All shares of STAR common stock entitled to vote and represented at the STAR special meeting by properly executed proxies received before or at the meeting and not duly and timely revoked, will be voted at the meeting pursuant to the instructions on the proxies. If the proxies do not have instructions, the proxies will be voted for the approval and adoption of the STAR merger agreement, the PT-1 asset sale agreement and the transactions considered in both the STAR merger agreement and the PT-1 asset sale agreement.



     If any other matters are properly presented for consideration at the STAR special meeting or any adjournment or postponement of the STAR special meeting, including the consideration of a motion to adjourn or postpone the STAR special meeting to another time and/or place, the persons named in the enclosed form of proxy will have the right to vote on such matters. However, proxies voting against the proposals presented in this joint proxy statement/prospectus may not be voted for an adjournment or postponement of the STAR special meeting.



     Any proxy given pursuant to this solicitation may be revoked by the stockholder giving it any time before it is voted. Proxies may be revoked by:



     - filing with the Secretary of STAR at or before the taking of the vote at the STAR special meeting a later dated written notice revoking the proxy;



     - executing a later-dated proxy for the same shares and delivering it to the Secretary of STAR before the vote is taken at the STAR special meeting; or



     - attending the STAR special meeting and voting in person. However attendance at the STAR special meeting will not in and of itself constitute a revocation of a proxy.



     Any written notice of revocation or subsequent proxy should be sent to STAR Telecommunications, Inc., 223 East De La Guerra Street, Santa Barbara, CA 93101,
Attention: Secretary, or hand delivered to the Secretary of STAR at or before the taking of the vote at the STAR special meeting.



     All expenses of this solicitation, including the cost of preparing and mailing this joint proxy statement/prospectus to stockholders of World Access, will be paid by World Access. In addition to solicitation by mail, proxies may be solicited by directors, officers and employees of STAR in person or by telephone, telegram or other means. Directors, officers and employees who aid in the solicitation will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses for such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and STAR will reimburse such custodians, nominees and fiduciaries for reasonable expenses for such solicitation.



                       WORLD ACCESS STOCKHOLDER PROPOSALS


     Proposals of World Access stockholders submitted pursuant to Rule 14a-8 of the Exchange Act for inclusion in the proxy statement for the 2001 annual meeting of stockholders of World Access must be received by World Access at its principal executive offices at 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326 a reasonable time before World Access begins to print and mail the proxy materials for its 2001 annual meeting of stockholders.

     Under the World Access amended certificate of incorporation, stockholders desiring to nominate persons for election as directors at an annual meeting must notify the Secretary of World Access in writing not less than 120 calendar days in advance of the date which is one year later than the date of World Access proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders; provided, however, that if no annual meeting of stockholders was held in the previous year or if the date of the forthcoming annual meeting of stockholders has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement or if the forthcoming meeting is not an annual meeting of stockholders, then to be timely such stockholders' notice must be so received not later than the close of business on the tenth day following the earlier of (i) the day on which notice of the date of the forthcoming meeting was mailed or given to stockholders by or on behalf of World Access or
(ii) the day on which public disclosure of the date of the forthcoming meeting was made by or on behalf of World Access. Any such stockholders' notices must contain the specific information set forth in the World Access amended certificate of incorporation. Stockholders will be furnished a copy of the World Access amended certificate of incorporation without charge upon written request to the Secretary of World Access.


                           STAR STOCKHOLDER PROPOSALS



     Proposals of STAR stockholders submitted pursuant to Rule 14a-8 of the Exchange Act for inclusion in the proxy statement for the 2000 annual meeting of stockholders of STAR must be received by STAR at its principal executive offices at 223 East De La Guerra Street, Santa Barbara, California 93101 a reasonable time before STAR begins to print and mail the proxy materials for its 2000 annual meeting of stockholders.



      OTHER MATTERS THAT MAY COME BEFORE THE WORLD ACCESS SPECIAL MEETING


     The World Access board does not know of any other matters which may come before the World Access special meeting. If any other matters are properly presented at the World Access special meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their best judgement on such matters.


          OTHER MATTERS THAT MAY COME BEFORE THE STAR SPECIAL MEETING


     The STAR board does not know of any other matters which may come before the STAR special meeting. If any other matters are properly presented at the STAR special meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their best judgement on such matters.


                                 LEGAL MATTERS



     The legality of the World Access common stock offered by this joint proxy statement/prospectus, including the material federal income tax consequences of the mergers, will be passed upon for World Access by Long Aldridge & Norman LLP, Atlanta, Georgia. Riordan & McKinzie, a Professional Corporation, Los Angeles, California, will opine on matters with respect to the STAR merger for STAR, including STAR's corporate existence and good standing and other matters as may be reasonably requested by World Access. With respect to certain matters concerning Delaware law, STAR will rely on Richards, Layton & Finger, a Professional Corporation, Wilmington, Delaware.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
FACILICOM INTERNATIONAL, INC.
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of March 31, 2000
  (Unaudited), September 30, 1999 and 1998..................   F-3
Consolidated Statements of Operations for the six months
  ended March 31, 2000 (Unaudited) and 1999 (Unaudited) and
  each of the three years in the period ended September 30,
  1999......................................................   F-4
Consolidated Statements of Shareholders' Deficit and
  Comprehensive Income/Loss for the six months ended March
  31, 2000 (Unaudited) and each of the three years in the
  period ended September 30, 1999...........................   F-5
Consolidated Statements of Cash Flows for the six months
  ended March 31, 2000 (Unaudited) and 1999 (Unaudited) and
  each of the three years in the period ended September 30,
  1999......................................................   F-6
Notes to Consolidated Financial Statements..................   F-7

TELDAFAX AG
Independent Auditors' Report................................  F-28
Consolidated Balance Sheets as of March 31, 2000
  (Unaudited), December 31, 1999 and 1998...................  F-29
Consolidated Statements of Operations for the three months
  ended March 31, 2000 (Unaudited) and 1999 (Unaudited) and
  each of the three years in the period ended December 31,
  1999......................................................  F-30
Consolidated Statements of Shareholders' Deficit and
  Comprehensive of Changes in Combined Equity Shareholders'
  Funds for the three months ended March 31, 2000
  (Unaudited) and each of the three years in the period
  ended December 31, 1999...................................  F-31
Consolidated Statements of Cash Flows for the three months
  ended March 31, 2000 (Unaudited) and 1999 (Unaudited) and
  each of the three years in the period ended December 31,
  1999......................................................  F-32
Notes to Consolidated Financial Statements..................  F-33

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Communications Telesystems International d.b.a.

WorldxChange Communications



     We have audited the consolidated balance sheets of Communications Telesystems International d.b.a. WorldxChange Communications as of September 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.


     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Communications Telesystems International d.b.a. WorldxChange Communications at September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with accounting principles generally accepted in the United States.


                                          ERNST & YOUNG LLP

San Diego, California
December 10, 1999,
except for the fourth paragraph of
Note 5 and the sixth paragraph of
Note 13 as to which the date is
May 22, 2000

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL
                                     D.B.A.

                          WORLDXCHANGE COMMUNICATIONS


                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                               MARCH 31,       SEPTEMBER 30,
                                                              -----------   --------------------
                                                                 2000         1999        1998
                                                              -----------   ---------   --------
                                                              (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................   $   9,553    $  38,030   $ 20,917
  Accounts receivable, net of allowance of $13,912 at March
    31, 2000 (unaudited) and $9,590 and $10,690 at September
    30, 1999 and 1998, respectively.........................      92,172       54,991     38,966
  Prepaid expenses and other current assets.................      26,217        8,224      3,825
                                                               ---------    ---------   --------
         Total current assets...............................     127,942      101,245     63,708
Equipment and leasehold improvements, net...................     195,923      114,765     49,697
Intangible assets...........................................      93,521       12,194         --
Other assets................................................       5,126        6,798      6,724
                                                               ---------    ---------   --------
         Total assets.......................................   $ 422,512    $ 235,002   $120,129
                                                               =========    =========   ========

                             LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accrued network costs.....................................   $ 145,426    $  83,993   $ 49,796
  Accounts payable..........................................      27,749       13,770     14,144
  Other accrued liabilities.................................      43,213       16,333     15,377
  Payable to related parties................................       1,596           --        468
  Deferred revenue..........................................       4,493        3,941        686
  Current portion of long-term debt and subordinated
    debentures..............................................     162,012        9,799     13,421
  Current portion of capital lease obligations..............      12,130       10,582      6,851
                                                               ---------    ---------   --------
         Total current liabilities..........................     396,619      138,418    100,743
Long-term debt..............................................      42,467      100,324     75,287
Subordinated debentures.....................................          --           --      1,182
Capital lease obligations...................................      28,967       29,395     22,844
Other long-term liabilities.................................       6,248        1,918      2,397
                                                               ---------    ---------   --------
         Total liabilities..................................     474,301      270,055    202,453
Minority interest...........................................          --           --      7,269
Shareholders' deficit:
  Preferred Stock, no par value; Authorized
    shares -- 10,000,000:
    Series A Cumulative Preferred Stock; Issued and
      outstanding 30,000 at March 31, 2000 (unaudited) and
      September 30, 1999, and 23 at September 30, 1998;
      liquidation preference of $1,000 per share............      30,000       30,000          7
    Series B Cumulative Preferred Stock; Issued and
      outstanding -- 50,000 at March 31, 2000 (unaudited)
      and zero at September 30, 1999 and 1998; liquidation
      preference of $1,000 per share........................      48,658           --         --
  Common Stock, no par value; Authorized
    shares -- 100,000,000, Issued and outstanding 37,057,182
    at March 31, 2000 and -- 36,965,911 at September 30,
    1999 and 28,576,552 at September 30, 1998...............      99,378       99,047     10,297
  Notes receivable from shareholders........................      (1,888)      (1,474)        --
  Accumulated other comprehensive loss......................      (6,860)      (2,405)    (3,529)
  Accumulated deficit.......................................    (221,077)    (160,221)   (96,368)
                                                               ---------    ---------   --------
         Total shareholders' deficit........................     (51,789)     (35,053)   (89,593)
                                                               ---------    ---------   --------
         Total liabilities and shareholders' deficit........   $ 422,512    $ 235,002   $120,129
                                                               =========    =========   ========


                            See accompanying notes.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL
                                     D.B.A.

                          WORLDXCHANGE COMMUNICATIONS


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                               SIX MONTHS ENDED
                                                   MARCH 31,          YEARS ENDED SEPTEMBER 30,
                                              -------------------   ------------------------------
                                                2000       1999       1999       1998       1997
                                              --------   --------   --------   --------   --------
                                                  (UNAUDITED)
Revenues....................................  $291,600   $190,758   $421,580   $398,867   $331,660
Operating expenses:
  Cost of services..........................   230,207    150,839    328,334    287,312    235,027
  Selling, general and administrative.......    84,585     57,135    124,112    114,897    113,459
  Depreciation and amortization.............    21,825      7,679     17,705     12,332      8,677
                                              --------   --------   --------   --------   --------
          Total operating expenses..........   336,617    215,653    470,151    414,541    357,163

Operating loss..............................   (45,017)   (24,895)   (48,571)   (15,674)   (25,503)
Interest expense............................    13,528      7,802     16,883     11,947      8,682
Other expense, net..........................       727        397        648      1,378      3,366
                                              --------   --------   --------   --------   --------
Loss before minority interest...............   (59,272)   (33,094)   (66,102)   (28,999)   (37,551)
Minority interest...........................        --      1,071      2,251      1,546        473
                                              --------   --------   --------   --------   --------
Net loss....................................  $(59,272)  $(32,023)  $(63,851)  $(27,453)  $(37,078)
Preferred stock dividends...................     1,584         --          2          7         13
                                              --------   --------   --------   --------   --------
  Net loss applicable to common
     stockholders...........................  $(60,856)  $(32,023)  $(63,853)  $(27,460)  $(37,091)
                                              ========   ========   ========   ========   ========

                            See accompanying notes.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL


                                     D.B.A


                          WORLDXCHANGE COMMUNICATIONS


              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT AND
                           COMPREHENSIVE INCOME/LOSS
                             (DOLLARS IN THOUSANDS)

                                         SERIES A            SERIES B
                                        CUMULATIVE          CUMULATIVE
                                      PREFERRED STOCK     PREFERRED STOCK        COMMON STOCK       NOTES RECEIVABLE
                                     -----------------   -----------------   --------------------         FROM         ACCUMULATED
                                     SHARES    AMOUNT    SHARES    AMOUNT      SHARES     AMOUNT      SHAREHOLDERS       DEFICIT
                                     -------   -------   -------   -------   ----------   -------   ----------------   -----------
BALANCE AT SEPTEMBER 30, 1996......      82    $   36         --       --    27,572,000   $  196        $    --         $ (31,817)
Repurchase of Series A Cumulative
 Preferred Stock...................     (59)      (29)        --       --            --       --             --                --
Dividends on Series A Cumulative
 Preferred Stock...................      --        --         --       --            --       --             --               (13)
Exercise of options/warrants.......      --        --         --       --       162,000       62             --                --
Comprehensive loss:
Net loss...........................      --        --         --       --            --       --             --           (37,078)
Foreign currency translation
 adjustment........................      --        --         --       --            --       --             --                --
      Total comprehensive loss.....
                                     ------    -------   -------   -------   ----------   ------        -------         ---------
BALANCE AT SEPTEMBER 30, 1997......      23         7                        27,734,000      258             --           (68,908)
Dividends on Series A
Preferred Stock....................      --        --         --       --            --       --             --                (7)
Issuance of Common Stock...........      --        --         --       --       788,127   10,000             --                --
Exercise of options/warrants.......      --        --         --       --        54,425       39             --                --
Comprehensive loss:
Net loss...........................      --        --         --       --            --       --             --           (27,453)
Foreign currency translation
 adjustment........................      --        --         --       --            --       --             --                --
      Total comprehensive loss.....
                                     ------    -------   -------   -------   ----------   ------        -------         ---------
BALANCE AT SEPTEMBER 30, 1998......      23         7         --       --    28,576,552   10,297             --           (96,368)
Repurchase of Series A
Cumulative Preferred Stock.........     (23)       (7)        --       --            --       --             --                --
Dividends on Series A
Preferred Stock....................      --        --         --       --            --       --             --                (2)
Issuance of Series A
Cumulative Preferred Stock.........  30,000    30,000         --       --            --       --             --                --
Issuance of Common Stock...........      --        --         --       --     8,153,120   87,102             --                --
Exercise of options/warrants.......      --        --         --       --       236,239    1,648             --                --
Notes receivable for sales of
 common stock......................      --        --         --       --            --       --         (1,474)               --
Comprehensive loss:
Net loss...........................      --        --         --       --            --       --             --           (63,851)
Foreign currency translation
 adjustment........................      --        --         --       --            --       --             --                --
      Total comprehensive loss.....
                                     ------   -------    -------   -------   ----------  -------        -------         ---------
BALANCE AT SEPTEMBER 30, 1999......  30,000   $30,000         --       --    36,965,911  $99,047        $(1,474)        $(160,221)
                                     ------   -------    -------   -------   ----------  -------        -------         ---------
Dividends on Series A
 Preferred Stock (unaudited).......      --        --         --       --            --       --             --            (1,584)
Issuance of Series B
 Cumulative Preferred Stock, net of
   issuance cost of $1,342
   (unaudited).....................      --        --     50,000   48,658            --       --             --                --
Exercise of options/warrants
 (unaudited).......................      --        --         --       --        91,271      331             --                --
Notes receivable for sales of
 common stock (unaudited)..........      --        --         --       --            --       --           (414)               --
Comprehensive loss:
Net loss (unaudited)...............      --        --         --       --            --       --             --           (59,272)
Foreign currency translation
 adjustment (unaudited)............      --        --         --       --            --       --             --                --
      Total comprehensive loss.....
                                     ------   -------    -------  -------    ----------  -------        -------         ---------
BALANCE AT MARCH 31, 2000
 (UNAUDITED).......................  30,000   $30,000     50,000  $48,658    37,057,182  $99,378        $(1,888)        $(221,077)
                                     ======   =======    =======  =======    ==========  =======        =======         =========

                                      ACCUMULATED
                                         OTHER
                                     COMPREHENSIVE       TOTAL
                                        INCOME       SHAREHOLDERS'
                                        (LOSS)          DEFICIT
                                     -------------   -------------
BALANCE AT SEPTEMBER 30, 1996......     $  (434)       $(32,019)
Repurchase of Series A Cumulative
 Preferred Stock...................          --             (29)
Dividends on Series A Cumulative
 Preferred Stock...................          --             (13)
Exercise of options/warrants.......          --              62
Comprehensive loss:
Net loss...........................          --         (37,078)
Foreign currency translation
 adjustment........................         197             197
                                                       --------
      Total comprehensive loss.....                     (36,881)
                                        -------        --------
BALANCE AT SEPTEMBER 30, 1997......        (237)        (68,880)
Dividends on Series A
Preferred Stock....................          --              (7)
Issuance of Common Stock...........          --          10,000
Exercise of options/warrants.......          --              39
Comprehensive loss:
Net loss...........................          --         (27,453)
Foreign currency translation
 adjustment........................      (3,292)         (3,292)
                                                       --------
      Total comprehensive loss.....                     (30,745)
                                        -------        --------
BALANCE AT SEPTEMBER 30, 1998......      (3,529)        (89,593)
Repurchase of Series A
Cumulative Preferred Stock.........          --              (7)
Dividends on Series A
Preferred Stock....................          --              (2)
Issuance of Series A
Cumulative Preferred Stock.........          --          30,000
Issuance of Common Stock...........          --          87,102
Exercise of options/warrants.......          --           1,648
Notes receivable for sales of
 common stock......................          --          (1,474)
Comprehensive loss:
Net loss...........................          --         (63,851)
Foreign currency translation
 adjustment........................       1,124           1,124
                                                       --------
      Total comprehensive loss.....                     (62,727)
                                        -------        --------
BALANCE AT SEPTEMBER 30, 1999......     $(2,405)       $(35,053)
                                        -------        --------
Dividends on Series A
 Preferred Stock (unaudited).......          --          (1,584)
Issuance of Series B
 Cumulative Preferred Stock, net of
   issuance cost of $1,342
   (unaudited).....................          --          48,658
Exercise of options/warrants
 (unaudited).......................          --             331
Notes receivable for sales of
 common stock (unaudited)..........          --            (414)
Comprehensive loss:
Net loss (unaudited)...............          --         (59,272)
Foreign currency translation
 adjustment (unaudited)............      (4,455)         (4,455)
                                                       --------
      Total comprehensive loss.....                     (63,727)
                                        -------        --------
BALANCE AT MARCH 31, 2000
 (UNAUDITED).......................     $(6,860)       $(51,789)
                                        =======        ========


                            See accompanying notes.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL
                                     D.B.A.

                          WORLDXCHANGE COMMUNICATIONS



                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                    SIX MONTHS ENDED
                                                        MARCH 31,             YEARS ENDED SEPTEMBER 30,
                                                  ---------------------   ----------------------------------
                                                    2000        1999         1999        1998        1997
                                                  ---------   ---------   ----------   ---------   ---------
                                                       (UNAUDITED)
OPERATING ACTIVITIES
Net loss........................................  $ (59,272)  $ (32,027)  $  (63,851)  $ (27,453)  $ (37,078)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Provision for bad debt........................     10,954       8,406       15,202      15,170      22,348
  Depreciation and amortization.................     21,826       7,679       17,705      12,332       8,677
  Deferred revenue..............................     (1,654)      1,529        3,255      (2,275)      2,714
  Impairment of long-lived assets...............          -           -            -           -         659
  Minority interest.............................          -      (1,080)      (2,251)     (1,546)       (473)
  Changes in operating assets and liabilities:
    Accounts receivable.........................    (19,532)    (12,418)     (31,227)       (391)    (48,411)
    Receivables from related parties............          -           -       (1,448)     (1,864)      1,317
    Prepaid expenses and other assets...........     (1,766)        320       (4,740)     (5,551)     (3,478)
    Accrued network costs.......................     42,972      15,407       34,629     (12,255)     21,200
    Accounts payable............................     (3,926)     13,474       (1,031)     (1,584)     12,136
    Other accrued liabilities...................    (13,946)        921        2,208      (6,318)     13,183
                                                  ---------   ---------   ----------   ---------   ---------
         Net cash provided by (used in)
           operating activities.................    (24,344)      2,210      (31,549)    (31,735)     (7,206)
INVESTING ACTIVITIES
Acquisition of equipment and leasehold
  improvements..................................     (2,629)    (16,928)     (27,633)    (11,990)    (10,871)
Acquisition of ACC Europe, net of cash
  acquired......................................    (55,745)          -            -           -           -
                                                  ---------   ---------   ----------   ---------   ---------
Net cash used in investing activities...........    (58,374)    (16,928)     (27,633)    (11,990)    (10,871)
FINANCING ACTIVITIES
Proceeds from revolving credit agreement........    187,099     111,516      283,485     256,535     154,961
Repayments on revolving credit agreement........   (197,353)   (114,710)    (278,407)   (255,885)   (128,598)
Proceeds from issuance of long-term debt........     25,000           -            -      55,152           -
Repayment of long-term debt, subordinated
  debentures, loans payable and capital
  leases........................................     (9,163)    (18,053)     (30,433)     (5,299)    (16,602)
Payment of dividends on Preferred Stock.........          -           -           (2)         (7)        (11)
Proceeds from the issuance of Preferred Stock...     48,658           -       30,000           -           -
Proceeds from issuance of Common Stock..........          -      41,278       71,648      10,039          62
Repurchase of Preferred Stock...................          -           -           (7)          -         (30)
Proceeds from issuance of subsidiary common
  stock to minority holders.....................          -           -            -           -       9,001
                                                  ---------   ---------   ----------   ---------   ---------
Net cash provided by financing activities.......     54,241      20,031       76,284      60,535      18,783
Effect of exchange rate changes on cash.........          -           -           11        (219)        197
                                                  ---------   ---------   ----------   ---------   ---------
Net increase (decrease) in cash.................    (28,477)      5,313       17,113      16,591         903
Cash and cash equivalents at beginning of
  period........................................     38,030      20,917       20,917       4,326       3,423
                                                  ---------   ---------   ----------   ---------   ---------
Cash and cash equivalents at end of period......  $   9,553   $  26,230   $   38,030   $  20,917   $   4,326
                                                  =========   =========   ==========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest......................................  $   7,749   $   5,215   $    9,248   $   6,686   $   7,176
  Income taxes..................................          -           -            2           8         102
NON-CASH INVESTING AND FINANCING ACTIVITIES
Assets acquired by incurring capital lease
  obligations or long-term debt.................     13,714       4,075       53,391      10,421       8,533
Common stock issued in exchange for the
  acquisition of certain minority interest......          -           -       17,102           -           -
Debt issued in conjunction with acquisition of
  ACC...........................................     53,000           -            -           -           -

                            See accompanying notes.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL
                                     D.B.A.

                          WORLDXCHANGE COMMUNICATIONS


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

1. BUSINESS ACTIVITY


     Communications TeleSystems International d/b/a WorldxChange Communications ("WorldxChange"), a California corporation, is a facilities-based telecommunications carrier that provides international and domestic long-distance service to retail and carrier customers. Our retail base is comprised of residential and commercial customers. Our wholesale base is comprised of other U.S. and foreign telecommunications carriers and resellers. We have established retail and carrier operations in the United States, the Pacific Rim, Canada, Europe and Latin America. WorldxChange also provides operator, debit/calling card service, toll free, private line and other enhanced services.



     WorldxChange has established operations in the United Kingdom, France, Germany, Belgium, The Netherlands, Australia, New Zealand and Canada through wholly-owned subsidiaries. WorldxChange has additional subsidiaries domiciled in various other countries; however, the activity of these subsidiaries to date has not been significant.



     The revenue from WorldxChange's international operations continues to increase as a percentage of total revenue. For the years ended September 30, 1997, 1998 and 1999 international revenue, including Canada, represented approximately 13%, 20% and 22% of WorldxChange's total revenue, respectively.


2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation


     The accompanying financial statements have been prepared assuming that WorldxChange will continue as a going concern. WorldxChange has experienced recurring losses and has a deficiency in working capital and shareholders' equity. WorldxChange's rapid growth and investments for additional anticipated growth have required significant capital. Historically, WorldxChange's capital needs have been met primarily through a combination of a revolving credit facility, debt, lease financing, cash flows from operations and private placement equity offerings. During the year ended September 30, 1999, WorldxChange raised approximately $100 million in private placement offerings (Note 8). Management believes its available cash, $30 million of financing received from World Access (Note 13), $15 million of available credit facility from a shareholder (Note 13), vendor committed financing, along with the existing credit facility will be adequate to meet WorldxChange's domestic and international capital requirements for the next twelve months. Management also believes that WorldxChange's ability to raise additional financing will enable the continuation of its global expansion. However, without additional financing, WorldxChange will be required to delay, reduce the scope of and/or eliminate certain of its future expansion plans, and/or reduce its planned expenditures on infrastructure and marketing activities.


  Interim Financial Information (Unaudited)

     The accompanying financial statements at March 31, 2000 and for the six months ended March 31, 1999 and 2000 are unaudited but include all adjustments (consisting of normal recurring accruals), which, in the opinion of management, are necessary for a fair statement of the financial position and the operating results and cash flows for the interim date and periods presented. Results for the interim period ended March 31, 2000 are not necessarily indicative of results for the entire year or future periods.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

  Consolidation


     The accompanying consolidated financial statements include the accounts of WorldxChange and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


  Cash Equivalents

     Cash equivalents are highly liquid investments purchased with maturities of three months or less when purchased to be cash equivalents.

  Foreign Currency

     Assets and liabilities of operations outside the United States, for which the functional currency is not U.S. dollars, are translated into U.S. dollars using the exchange rate in effect at each period end. Revenues and expenses are translated at the average exchange rate prevailing during the period. Cumulative translation adjustments are included as a separate component of shareholders' deficit. Exchange gains and losses from foreign currency transactions are included in "Other (income) expense," in the accompanying Consolidated Statements of Operations.

  Concentration of Credit Risk


     WorldxChange's customer base is comprised of several hundred carrier customers and over 750,000 residential and commercial users of its direct dial long distance telephone services, as well as hotels and other users of its operator-assisted long distance telephone services. These customers are located principally throughout the United States (U.S.), and to a much lesser extent in the Pacific Rim, Europe, Latin America, and Canada. WorldxChange's U.S. revenues from residential and smaller commercial users are billed and collected by local exchange carriers (LECs). These LECs pass through to WorldxChange their collection experience with customers billed under these billing agreements. WorldxChange direct bills carrier and certain commercial customers in the U.S. and direct bills all customers in its international markets. WorldxChange performs credit evaluations of the financial condition of these direct bill customers, and may require a deposit in certain circumstances. Revenue is reported net of estimated customer credits which are provided for in the financial statements at the same time the corresponding revenue is recognized. The Company periodically estimates its reserve requirements for uncollectable accounts, and the bad debt expense is included in selling, general and administrative expense. No one customer accounted for more than 10% of revenues for any period during fiscal 1999, 1998 and 1997 and for the six months ended March 31, 2000.


  Equipment and Leasehold Improvements


     Equipment and leasehold improvements are recorded at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets (generally two to seven years) Equipment under capital leases are recorded at the net present value of the minimum lease payments and are amortized over the shorter of the useful life of the asset or the lease term (ranging from three to seven years). Interests in international undersea and on-land fiber-optic cable systems are amortized over their estimated useful lives, typically 20 years.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL
                                     D.B.A.
                          WORLDXCHANGE COMMUNICATIONS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

  Installation Costs


     Installation costs consists of costs incurred by WorldxChange for the expansion of its switching capacity and related network. These costs also include dialer installation costs incurred upon establishing network services with certain operator services customers. These costs are amortized using the straight-line method over three years.



  Accrued Network Costs



     Accrued network costs represent an estimate for cost of network services received from third party telecommunications companies for which WorldxChange has not been invoiced. The estimates are based upon vendor contract rates and actual minutes utilized per WorldxChange's records.


  Minority Interest


     Certain of WorldxChange's subsidiaries have sold stock to outside investors. Income or losses from these operations are allocated to minority shareholders based on ownership percentages. Losses in excess of the amounts invested by the minority shareholders are absorbed by WorldxChange. In September 1999, WorldxChange issued 1,554,763 shares of its common stock in exchange for the shares held by certain minority shareholders of its Australian subsidiary and a related holding company (Note 8). At September 30, 1999 a 2.2% minority interest remains in a WorldxChange subsidiary.


  Stock-Based Compensation


     As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, WorldxChange accounts for compensation expense under its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Pro forma disclosure of net loss, as if the fair value-based method had been applied in measuring compensation expense, is presented in Note 8.


  Revenue Recognition


     Revenue is recognized as long distance telecommunications services are provided. Prepaid calling card revenue is reported net of selling discounts and recorded when minutes are used. Deferred revenue relates to amounts received from or billed to customers prior to WorldxChange providing telecommunications services.



  Cost of Services



     Cost of services is exclusive of depreciation and amortization related to the services network which is included in "Depreciation and amortization" presented separately on the consolidated statements of operations.


  Advertising


     WorldxChange charges advertising costs to expense as the costs are incurred. Total advertising expense was $11,278,000, and $7,717,000 for the six months ended March 31, 2000 and 1999. Total advertising expense was $17,201,000, $14,117,000 and $19,118,000 for the years ended September 30, 1997, 1998, and
1999, respectively.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Comprehensive Income


     Effective April 1, 1998, WorldxChange adopted SFAS No. 130, Reporting Comprehensive Income. This statement requires that all components of comprehensive income be reported, net of any related tax effect, in the financial statements in the period in which they are recognized. The components of comprehensive income for WorldxChange include net loss and foreign currency translation adjustments.


  Segment Information


     Effective October 1, 1998, WorldxChange adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement requires disclosures of certain information about WorldxChange's operating segments, products, geographic areas in which it operates and its major customers. This information is presented in Note 12.


  Fair Values of Financial Instruments


     WorldxChange believes that the carrying amounts of its cash, cash equivalents, accounts receivable, accounts payable, accrued liabilities, and notes payable approximate their fair market values due to their short-term nature or variable interest rates.


  New Accounting Standards


     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In May 1999, the FASB voted to delay the effective date of SFAS No. 133 by one year. The Company will be required to adopt FAS 133 for fiscal year 2001. This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS No. 133, all derivatives must be recognized as assets and liabilities and measured at fair value. WorldxChange does not expect the adoption of SFAS No. 133 to have a material impact on its consolidated financial position or results of operations.


  Reclassifications

     Certain prior period amounts have been reclassified to conform with the current period presentation.

3. ACQUISITIONS


     In December 1998, WorldxChange completed a business combination with CTS Telcom, Inc. and WorldxChange Limited, affiliates under common ownership and management control, both of which have been accounted for in a manner similar to a pooling-of-interests. WorldxChange issued 278,000 shares in connection with the acquisition of WorldxChange Limited, and no consideration was paid for the acquisition of CTS Telcom. The accompanying pooled consolidated financial statements are derived from

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)


the combined historical financial statements of CTS Telcom, WorldxChange Limited and WorldxChange. All significant intercompany accounts and transactions have been eliminated.


     Net revenues and net loss for fiscal 1997 and 1998 preceding the merger by entity are as follows (in thousands):

                                                                NET      NET INCOME
                                                              REVENUES     (LOSS)
                                                              --------   ----------
1997:
  WxC.......................................................  $328,517    $(35,349)
  CTS Telcom................................................    17,884      (2,184)
  WxL New Zealand...........................................    18,342         455
  Eliminations..............................................   (33,083)         --
                                                              --------    --------
  Combined..................................................  $331,660    $(37,078)
                                                              ========    ========
1998:
  WxC.......................................................  $394,232    $(24,932)
  CTS Telcom................................................    16,343      (2,099)
  WxL New Zealand...........................................    21,204        (422)
  Eliminations..............................................   (32,912)         --
                                                              --------    --------
  Combined..................................................  $398,867    $(27,453)
                                                              ========    ========

4. BALANCE SHEET INFORMATION

  Sale of Accounts Receivable with Recourse


     WorldxChange sells certain receivables, subject to full recourse provisions, to Zero Plus Dialing Incorporated (ZPDI), one of WorldxChange's providers of billing and collection services. At March 31, 2000 the outstanding balance of such accounts for which WorldxChange is contingently liable was approximately $691,902. At September 30, 1998 and 1999 the outstanding balance of such accounts for which WorldxChange is contingently liable was approximately $4,019,000 and $1,962,000, respectively.


  Equipment and Leasehold Improvements

     Equipment and leasehold improvements consist of the following (in thousands):

                                                                         SEPTEMBER 30,
                                                         MARCH 31,    -------------------
                                                           2000         1999       1998
                                                        -----------   --------   --------
                                                        (UNAUDITED)
Telecommunications equipment and cables...............   $207,975     $125,190   $ 56,091
Computer equipment and software.......................     32,854       15,365      9,985
Office furniture, equipment and vehicles..............     13,327        9,745      9,335
Leasehold improvements................................      7,344        3,147      1,614
Equipment in progress.................................        448       10,266      4,932
                                                         --------     --------   --------
                                                          261,948      163,713     81,957
Accumulated depreciation and amortization.............    (66,025)     (48,948)   (32,260)
                                                         --------     --------   --------
                                                         $195,923     $114,765   $ 49,697
                                                         ========     ========   ========

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)


     Telecommunications equipment and cables include eight Indefeasible Rights of Use ("IRU") in cable systems amounting to $41,892,000 and $825,000 and eleven ownership interests in international cables amounting to $15,605,000 and $4,224,000 at September 30, 1999 and 1998, respectively. As of March 31, 2000, WorldxChange had IRUs in cable systems amounting to $52,255,000 and ownership interests in international cables amounting to $16,720,000. These assets are amortized over the life of the agreements of 15 to 20 years.


       Other Assets

     Other assets consist of the following (in thousands):

                                                                           SEPTEMBER 30,
                                                             MARCH 31,    ---------------
                                                               2000        1999     1998
                                                            -----------   ------   ------
                                                            (UNAUDITED)
Deposits..................................................    $3,436      $4,240   $3,417
Debt issuance costs, net of accumulated amortization of
  $2,272, $1,686 and $97 at March 31, 2000, September 30,
  1999 and 1998, respectively.............................       982       1,718    3,307
Offering Costs............................................        --         652       --
Other.....................................................       708         188       --
                                                              ------      ------   ------
                                                              $5,126      $6,798   $6,724
                                                              ======      ======   ======

  Accrued Liabilities

     Other accrued liabilities consist of the following (in thousands):

                                                                         SEPTEMBER 30,
                                                          MARCH 31,    -----------------
                                                            2000        1999      1998
                                                         -----------   -------   -------
                                                         (UNAUDITED)
Accrued taxes..........................................    $16,482     $ 3,734   $ 1,766
Accrued commissions....................................      1,169       1,575     2,311
Accrued compensation and benefits......................      6,594       3,144     3,384
Accrued settlements (Note 11)..........................        899       1,211     2,059
Accrued interest.......................................      4,546         634       901
Other..................................................     13,463       6,035     4,956
                                                           -------     -------   -------
                                                           $43,213     $16,333   $15,377
                                                           =======     =======   =======

5. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                        SEPTEMBER 30,
                                                     MARCH 31,    --------------------------
                                                       2000            1999           1998
                                                    -----------   ---------------   --------
                                                    (UNAUDITED)
Unsecured subordinated note balance due December
  2000 with interest payable at maturity of 12%...  $   53,000      $       --      $     --

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

                                                                        SEPTEMBER 30,
                                                     MARCH 31,    --------------------------
                                                       2000            1999           1998
                                                    -----------   ---------------   --------
                                                    (UNAUDITED)
Secured subordinated note, balance due November
  2000 with interest payable quarterly at 12.5%...      45,200          45,200        55,000
Unsecured note due February 2002 with varying
  monthly principal payments from $300,000 to
  $1,250,000. The unpaid principal bears interest
  at 13.0%, which is payable at maturity..........      20,295              --            --
Term loan due October 2000, with principal
  reductions of $300,000 due monthly and interest
  payable monthly at prime plus 5.00% (14.00% at
  March 31, 2000) and prime plus 6.75% (15.00% at
  September 30, 1999 and 1998, respectively)......       4,700           4,600         5,125
Loan and security agreement payable upon
  collections of accounts receivable with interest
  payable monthly at prime rate plus 1.75% (10.75%
  at March 31, 2000) and prime plus 2.75% (11.00%
  at September 30, 1999 and 1998 respectively)....      16,544          24,362        21,888
Term loan due February 2001 with interest payable
  at a per annum rate equal to 11.0%..............      25,000              --            --
Secured subordinated note with interest payable
  quarterly at 10%................................          --              --         1,200
Note payable due March 2004, with principal and
  interest payments payable in monthly
  installments of $183,518 at 12.00%..............       6,855           7,521            --
Notes payable due June 2004 to March 2005, with
  aggregate monthly principal and interest
  payments at 12% due in monthly installments of
  $299,064 at March 31, 2000 and $197,222 at
  September 30, 1999..............................      14,214           8,693            --
Note payable due May 2004, with principal and
  interest payments payable in monthly
  installments of $322,632 at 11.5%...............      12,569          13,742            --
Note payable due August 2004, with principal and
  interest payments payable in monthly
  installments of $73,235 at 11.5%................       2,988           3,247            --
Note payable due June 2004, with principal and
  interest payments payable in monthly
  installments of $56,777 at 10%..................       2,351           2,568            --
Note Payable due June 2002 with quarterly payments
  of $67,000......................................         604              --            --

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

                                                                        SEPTEMBER 30,
                                                     MARCH 31,    --------------------------
                                                       2000            1999           1998
                                                    -----------   ---------------   --------
                                                    (UNAUDITED)
Secured and unsecured notes, with principal and
  interest payments payable in quarterly
  installments, maturing at various dates through
  June 2000. Interest rates ranging from 10% to
  14.25%..........................................         159             190           429
                                                    ----------      ----------      --------
                                                       204,479         110,123        83,642
Less current portion..............................    (162,012)         (9,799)       (8,355)
                                                    ----------      ----------      --------
                                                    $   42,467      $  100,324      $ 75,287
                                                    ==========      ==========      ========


     In March 1997, WorldxChange entered into its credit facility, which consists of an accounts receivable-based revolving credit facility and a term loan. In February 2000, the credit facility was amended to increase the maximum borrowing capacity, add a bridge loan, extend the maturity date of the revolving credit agreement and term loan and reduce the interest rate charge. The credit facility allows WorldxChange to borrow up to a maximum of $65.0 million, subject to certain restrictions and borrowing base limitations. The maximum available borrowing base under the revolving credit agreement is $30.0 million and is determined as a specified percentage of eligible accounts receivable. The balance outstanding on the revolving credit agreement is reduced by the application of payments received on collections of accounts receivable. The accounts receivable revolving credit facility had an outstanding balance of approximately $16.5 million at March 31, 2000, and $10.5 million available for borrowing pursuant to the borrowing base limitations. This facility bears interest at the prime rate plus 1.75% and is repaid through collections of accounts receivable. The term loan was issued in the amount of $5.0 million, which at March 31, 2000 had an outstanding balance of approximately $4.7 million, bears interest at the prime rate plus 5.00% and requires monthly reductions of principal of $300,000 plus interest. The bridge loan has a maximum borrowing availability of $30.0 million, bears interest at 11% and matures on February 11, 2001. The maturity date may be extended until October 1, 2003 by the bridge loan participant. As part of the amended agreement and the WorldxChange merger agreement, World Access agreed to participate in the bridge loan and agreed to fund the $30.0 million under the agreement. As of March 31, 2000, the outstanding balance on the bridge loan was $25.0 million and $5.0 million was available for borrowing. In total, as of March 31, 2000, WorldxChange had $46.2 million borrowed under the credit facility and $15.5 million available for borrowing.



     The revolving credit agreement and the term loan mature at the earlier of 60 days prior to the maturity of the subordinated promissory notes or the notes due in the ACC Europe acquisition or October 1, 2003. As of March 31, 2000, WorldxChange was in compliance with the restrictive covenants under the credit facility. WorldxChange's obligations under the credit facility are secured by first position in substantially all of its property.


     In May 2000, the credit facility was amended to increase the maximum borrowing capacity to $80.0 million. The $15.0 million increase in the borrowing capacity consists of an additional $15.0 million under the bridge loan, under the same terms and conditions.


     As of September 30, 1998 and 1999, and March 31, 2000, WorldxChange was in compliance with these covenants, as amended and restructured in order to reflect the debt and equity financings discussed below and in Note 8 and the acquisition of two affiliated companies during fiscal 1999 as discussed in

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)


Note 3. WorldxChange's obligations under this agreement are secured by a first position in substantially all of its assets, excluding equipment where encumbrances already exist.



     From May through August 1998, WorldxChange issued and sold subordinated promissory notes in the aggregate principal amounts of $55.0 million. These notes bear interest at 12.5% per annum, provide for quarterly payments of interest only and mature on November 30, 2000. These notes provide the lender the right to require WorldxChange to use a portion of the net proceeds from any private placement or public offering of WorldxChange's common stock to repay the notes. As such, the outstanding balance at September 30, 1999 has been reduced to $45,200,000. As of March 31, 2000 the outstanding balance was $45,200,000.



     In addition, WorldxChange also issued a promissory note in August 1998 in the amount of $1.2 million representing accrued interest on the subordinated promissory notes. This note bears interest at the rate of 10.0% per annum, provides for quarterly payments of interest only and matures on November 30, 2000. In accordance with the terms of the note, this balance was repaid out of the proceeds of the private placement equity offerings.



     In October 1998, WorldxChange entered into an indefeasible right of use agreement to lease capacity in a transatlantic telecommunications cable system for $8,250,000. The purchase was vendor financed with a note that bears interest at 12.0% per annum and provides for monthly payments of principal and interest. WorldxChange's obligations under this agreement are secured by a first-priority security interest in the leased capacity. At March 31, 2000 and September 30, 1999, the outstanding balance related to this agreement was $6,855,030 and $7,521,000, respectively.



     In February 1999, WorldxChange entered into an indefeasible right of use agreement to lease capacity in a nationwide fiber optic communications system. The initial fee for each capacity segment is calculated based on mileage between cities, as defined per the agreement. This purchase was vendor financed with notes that bear interest at 12.0% per annum and provide for payments in equal monthly installments of principal and interest. At March 31, 2000 and September 30, 1999, the outstanding balances related to this agreement were $14,213,922 and $8,693,000 respectively.



     In March 1999, WorldxChange entered into an indefeasible right of use agreement to lease capacity in a nationwide telecommunications network. Pursuant to this agreement, WorldxChange signed notes payable to the vendor for the purchase price. These notes bear interest at 11.5% per annum and provide for monthly payments of principal and interest. WorldxChange's obligations under this agreement are secured by a security interest in the leased capacity. At March 31, 2000 and September 30, 1999, the aggregate outstanding balance were approximately $15,556,864 and $16,989,000, respectively, which was comprised of two separate notes with balances outstanding of $12,568,751 and $2,988,113 at March 31, 2000.



     In June 1999, WorldxChange entered into an indefeasible right of use agreement to lease capacity in a fiber optic communications system for $2,969,000. The purchase was vendor financed with a note that bears interest at 10.0% per annum and provides for payments in equal monthly installments of principal and interest, which are inclusive of all operation and maintenance fees. At March 31, 2000 and September 30, 1999, the outstanding balances related to this agreement were $2,351,114 and $2,568,000 respectively.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

     Subordinated debentures consisted of the following as of September 30, 1998 (in thousands):

10% subordinated debentures maturing through December 31,
  1999......................................................  $   807
15% subordinated debentures maturing through December 31,
  1999......................................................    5,441
                                                              -------
                                                                6,248
Less current portion........................................   (5,066)
                                                              -------
                                                              $ 1,182
                                                              =======


     As of September 30, 1999, WorldxChange has repaid all amounts outstanding relating to the 10% and 15% subordinated debentures.


     Maturities of long-term debt as of September 30, 1999 are as follows (in thousands):

                 YEAR ENDING SEPTEMBER 30,
                 -------------------------
2000........................................................  $  9,799
2001........................................................    77,741
2002........................................................     7,717
2003........................................................     8,653
2004........................................................     6,213
                                                              --------
          Total.............................................  $110,123
                                                              ========

6. COMMITMENTS AND CONTINGENCIES

  Leases


     WorldxChange leases its primary operating facilities under noncancellable operating leases which expire at various dates through March 2015. Certain of these leases contain escalation clauses based on inflation or fixed amounts and the leases generally require WorldxChange to pay utilities, insurance, taxes and other operating expenses. Rental expense under such leases was $4,059,000, $4,783,000, and $3,129,000, respectively, for the six months ended March 31, 2000 and the years ended September 30, 1999 and 1998.



     WorldxChange leases its switches and certain other telecommunication and computer equipment under capital leases, most of which contain bargain or fair market value purchase options. At March 31, 2000 and September 30, 1999 and 1998 assets acquired under these leases have an original cost of $51,894,739, $42,958,000 and $40,099,000, respectively, and accumulated amortization of $28,713,089, $24,375,000, and $18,515,000, respectively. The amortization of these assets is included with depreciation and amortization expense presented in the Consolidated Statements of Operations.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

     Future minimum payments for capital leases and noncancellable operating leases with initial or remaining terms of one year or more as of September 30, 1999 are as follows (in thousands):

                                                              CAPITAL    OPERATING
YEAR ENDING SEPTEMBER 30,                                      LEASES     LEASES
-------------------------                                     --------   ---------
2000........................................................  $ 13,292    $3,198
2001........................................................    11,475     2,317
2002........................................................    11,535     1,264
2003........................................................     7,206       247
2004........................................................     3,530       138
Thereafter..................................................       123       451
                                                              --------    ------
Total minimum lease payments................................    47,161    $7,615
                                                                          ======
Less amount representing interest...........................    (7,184)
                                                              --------
Present value of minimum lease payments.....................    39,977
Less current portion........................................   (10,582)
                                                              --------
Amounts due after one year..................................  $ 29,395
                                                              ========

  Commitments for Undersea Cable and Land-based Fiber Optic Cable Systems


     WorldxChange has entered into three agreements to increase its ownership of undersea cables. These commitments will continue WorldxChange's further expansion in international markets, and are expected to require incremental capital expenditures of approximately $18.0 million. Of this balance, $4.0 million will be vendor financed at 11% interest, with monthly principal and interest payments over a four year amortization period. The remaining $14.0 million will be paid in installments of $6.8 million upon service delivery date and payments of $3.0 million and $4.2 million on the 1st and 2nd anniversaries of the service delivery dates, respectively. As of September 30, 1999 and March 31, 2000 these obligations remain outstanding.



     WorldxChange entered into an agreement during the year ended September 30, 1999 to acquire $25.0 million of capacity in land-based fiber optic cable systems. The vendor has agreed to finance 90% of the commitment at 12% interest, with monthly principal and interest payments over a five year amortization period. At September 30, 1999, WorldxChange has purchased for cash of approximately $10.0 million, leaving $15.0 million to be ordered. As of March 31, 2000, $7.9 million remained to be ordered.


7. INCOME TAXES


     Income taxes are provided for in accordance with the provisions of FASB Statement No. 109, Accounting for Income Taxes. Under this method, WorldxChange recognizes deferred tax assets and liabilities for the expected future tax effects of temporary differences between the carrying amounts and the tax bases of assets and liabilities, as well as operating loss carryforwards.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)


     The significant components of WorldxChange's deferred tax assets and liabilities as of September 30, 1998 and 1999 are shown below (in thousands). At September 30, 1999, a valuation allowance of $51,113,000 has been recorded as realization of such net deferred assets is uncertain:


                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Deferred tax assets:
  U.S. net operating loss carryforward......................  $ 28,541   $ 16,704
  Foreign net operating loss carryforwards..................    19,263      9,275
  Accrued liabilities and reserves..........................     4,263      3,720
  Other.....................................................         -        336
                                                              --------   --------
                                                                52,067     30,035
Deferred tax liabilities:
  Depreciation and amortization.............................    (1,153)    (2,145)
  Other.....................................................       199        (56)
                                                              --------   --------
Net deferred tax assets.....................................    51,113     27,834
Deferred tax assets valuation allowance.....................   (51,113)   (27,834)
                                                              --------   --------
                                                              $     --   $     --
                                                              ========   ========


     At September 30, 1999, WorldxChange had net operating loss carryforwards available for federal, state and foreign tax purposes of approximately $74,200,000, $45,000,000 and $55,000,000 respectively. The federal tax loss carryforwards will begin expiring in 2007, unless previously utilized. The state tax loss carryforwards began expiring in 1999 and will continue to expire through 2003, unless previously utilized. The Canadian and Netherlands net operating loss carryforwards in the amounts of $6,200,000 and $5,500,000, respectively, will begin expiring in 2003. Other foreign loss carryforwards may be carried forward indefinitely. The realization of future domestic benefits from net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code if certain cumulative changes occur in WorldxChange's ownership.


8. SHAREHOLDERS' DEFICIT

  Common Stock


     In September 1998, WorldxChange completed a private placement for the issuance of 1,659,214 shares of common stock. WorldxChange issued 788,127 shares of common stock in September 1998 for $10,000,000. The remaining 871,087 shares of common stock were issued in December 1998 for another $10,000,000. During fiscal 1999, WorldxChange issued 5,727,000 shares of common stock for proceeds of $60,000,000.



     In September 1999, WorldxChange issued 1,554,763 shares of its common stock in exchange for minority interests held in certain of its subsidiaries. The acquisition was accounted for under the purchase method of accounting at a value of $17,102,000, or $11.00 per share. The excess value of the stock issued over the minority interest balance at September 30, 1999 was recorded as goodwill of $12,194,000. This intangible asset is being amortized on a straight-line basis over 20 years.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

  Preferred Stock


     As of September 30, 1998, WorldxChange had 23 shares of Series A Cumulative Preferred Stock outstanding. The shares were non-voting and entitled the holders to certain annual cumulative dividends. During fiscal 1999, all 23 shares were repurchased by WorldxChange.



     In August 1999, WorldxChange issued 30,000 shares of Series A Convertible Preferred Stock for $30,000,000. The holders of the Series A Convertible Preferred Stock are entitled to receive an annual cash dividend of $40 per share (an aggregate of $100,000 at September 30, 1999). The holders of the Series A Convertible Preferred Stock are entitled to certain antidilution rights and have liquidation rights senior to those of common shareholders.



     Each share of Series A Convertible Preferred Stock is convertible into
90.9091 shares of common stock. The stock is convertible at the option of the holder six months after issuance provided WorldxChange has not completed a public offering and no such offering is pending. The stock is automatically convertible: (i) six months from a completed registered public offering, provided there has been no other registered public offering during the course of the six months and no registered public offering is pending, or (ii) in the event there is no registered public offering, two years from the date of issuance, provided there is no registered public offering pending.


  Stock Options


     WorldxChange's 1996 Stock Option Plan provides for the granting of stock options to purchase, and the issuance of, up to 3 million shares to employees, non-exempt directors and consultants. Generally, options are granted at prices at least equal to fair value of WorldxChange's common stock on the date of grant as determined by WorldxChange's Board of Directors. In addition, certain officers and directors have been granted stock options outside the Plan.



     Pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if WorldxChange had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the minimum value method and the following weighted average assumptions for fiscal year 1997, 1998 and 1999, respectively: risk free interest rate of 6.20%, 5.25% and 5.75%; expected option life of seven years; and no annual dividends.



     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of such options. The effects of applying SFAS 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income or loss in future years because they do not take into consideration pro forma compensation expenses related to grants made prior to fiscal 1996. WorldxChange's pro forma information follows:


                                                           1999       1998       1997
                                                         --------   --------   --------
                                                                 (IN THOUSANDS)
Pro forma net loss.....................................  $(65,016)  $(28,176)  $(37,432)
                                                         ========   ========   ========

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)


     A summary of WorldxChange's stock option activity, including those issued outside of the plans and related information are as follows:


                                      SHARES                                      WEIGHTED-
                                     AVAILABLE      NUMBER          PRICE          AVERAGE
                                     FOR GRANT     OF SHARES      PER SHARE     EXERCISE PRICE
                                    -----------   -----------   -------------   --------------
Balance as of September 30,
  1996............................    1,377,600     1,622,400   $  0.42-$5.00      $  1.54
  Grants..........................   (1,977,559)    1,977,559   $  4.33-$7.00         4.94
  Exercises.......................           --       (90,000)  $        0.42         0.42
  Cancellations...................    1,312,525    (1,312,525)  $  4.33-$5.00         4.57
                                    -----------   -----------   -------------      -------
Balance as of September 30,
  1997............................      712,566     2,197,434   $  0.42-$7.00         2.84
  Additional shares reserved......    1,008,166            --              --           --
  Grants..........................   (1,377,453)    1,377,453   $ 7.00-$10.00         9.67
  Exercises.......................           --       (54,425)  $  0.67-$7.00         0.72
  Cancellations...................      320,162      (320,162)  $  4.33-$5.00         5.00
                                    -----------   -----------   -------------      -------
Balance as of September 30,
  1998............................      663,441     3,200,300   $ 0.42-$10.00         5.73
  Additional shares reserved......    4,000,000            --              --           --
  Grants..........................   (1,273,752)    1,273,752   $10.00-$11.00        10.34
  Exercises.......................           --      (236,239)  $ 0.67-$11.00         6.98
  Cancellations...................      495,391      (495,391)  $ 5.00-$10.00         9.06
                                    -----------   -----------   -------------      -------
Balance as of September 30,
  1999............................    3,885,080     3,742,422   $ 0.42-$11.00         6.85
  Grants (unaudited)..............     (618,581)      618,581   $10.00-$13.00        11.64
  Exercises (unaudited)...........           --       (91,271)  $  .42-$10.00         3.78
  Cancellations (unaudited).......      304,201      (304,201)  $ 5.00-$11.00         9.33
                                    -----------   -----------   -------------      -------
Balance as of March 31, 2000
  (unaudited).....................    3,570,701     3,965,531   $ 0.42-$13.00      $  7.34
                                    ===========   ===========   =============      =======

     The following table summarizes significant ranges of outstanding and exercisable options at March 31, 2000:


                              OUTSTANDING OPTIONS
                  -------------------------------------------      OPTIONS EXERCISABLE
                                 WEIGHTED                       --------------------------
                                 AVERAGE          WEIGHTED                     WEIGHTED
   RANGE OF                   REMAINING LIFE      AVERAGE                      AVERAGE
EXERCISE PRICES    SHARES        IN YEARS      EXERCISE PRICE    SHARES     EXERCISE PRICE
---------------   ---------   --------------   --------------   ---------   --------------
  $0.42-$ 5.00    1,366,477        3.88            $ 2.06       1,312,370       $ 1.94
  $7.00-$ 9.00      291,597        7.56              8.12         160,706         7.93
        $10.00    1,591,251        8.69             10.00         538,964        10.00
 $11.00-$13.00      716,206        9.55             11.20          43,623        11.00
                  ---------        ----            ------       ---------       ------
                  3,965,531        7.10            $ 7.34       2,055,663       $ 4.71
                  =========        ====            ======       =========       ======


     The weighted average fair value at date of grant for options granted during fiscal 1997, 1998 and 1999 were $1.43, $1.88 and $2.52 per share, respectively, and $3.46 per share for the six months ended March 31, 2000.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

9. RELATED PARTY TRANSACTIONS

  Affiliated Long Distance Companies


     In fiscal 1996, WorldxChange began utilizing long distance services from four affiliated companies owned by a relative of WorldxChange's officers/shareholders. Billings by the four affiliates for long distance services provided to WorldxChange were approximately $12,607,000, $5,409,000 and $1,705,000 for the years ended September 30, 1997, 1998 and 1999, respectively.



     WorldxChange had accounts payable to the four affiliates of $468,000 at September 30, 1998 and no such amounts outstanding at September 30, 1999. Effective January 1999, WorldxChange terminated the agreements with these affiliates.


10. SAVINGS PLAN


     In January 1996, WorldxChange adopted a 401(k) Savings Plan covering substantially all employees that have been employed for at least one year and meet other age and eligibility requirements. Participants may elect to contribute up to six percent of their compensation. WorldxChange matches 25% of participant contributions. WorldxChange's matching contribution totaled $62,000, $82,000 and $100,000 during the years ended September 30, 1997, 1998 and 1999, respectively.


11. LITIGATION AND REGULATION


     WorldxChange is required under federal law and regulations to file tariffs showing rates, terms and conditions affecting its services. WorldxChange has filed interstate long distance tariffs with the FCC. The FCC has adopted an order that, with certain exceptions, rescinds the requirement that carriers such as WorldxChange maintain FCC tariffs and mandates that tariffs be withdrawn. The FCC stayed its order pending judicial review. If tariffs are eliminated, it will probably be necessary for WorldxChange to secure contractual agreements with its customers providing for many of the terms of its existing tariffs. Absent tariffs and contracts, WorldxChange believes that disputes could arise concerning the respective rights of WorldxChange and its customers, which could hinder WorldxChange's ability to collect its accounts receivable, increase WorldxChange's overall bad debt losses and collection expenses, and increase WorldxChange's exposure to unlimited damage claims. The FCC has not proposed to change its requirements that tariffs for international services be filed, and WorldxChange continues to file such tariffs.



     The intrastate long distance operations of WorldxChange are also subject to various state laws. The majority of states require certification or registrations. WorldxChange has secured the ability to offer intra-state service in forty-one states. Many states require tariff filing as well.



     WorldxChange has been successful in obtaining all necessary regulatory approvals to date, although revision of tariffs, authorities and approvals are being made on a continuing basis and many such requests are pending at any one time.



     Some states may assess penalties on long distance service providers for traffic sold prior to tariff approval. Such states may require refunds to be made to customers. It is the opinion of management that such penalties and refunds, if any, would not have a material adverse effect on the consolidated results of operations, financial position or liquidity of WorldxChange.



     In May 1997, the California Public Utilities Commission ("CPUC") issued an order, which became effective in October 1997, revoking WorldxChange's Certificate of Public Convenience and Necessity (the

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)


"CPCN") in California and imposing certain other fines and penalties against WorldxChange based on the CPUC's findings that WorldxChange violated California laws and regulations requiring WorldxChange to obtain prior consumer authorization before switching consumers' long distance carriers. As a result of the revocation for WorldxChange's CPCN, WorldxChange cannot provide intrastate telecommunication services in California. In addition, WorldxChange must, among other things, (i) pay a $19.6 million fine to the state of California, $2 million of which has been paid with the balance suspended so long as WorldxChange is not found to have committed any future violations of California law or CPUC directives; (ii) reimburse the CPUC for $100,000 in prosecution costs which has also been paid; and (iii) pay approximately $1.9 million in reparations to consumers, of which $1,211,000 remains payable at September 30, 1999 and $899,000 remains payable at March 31, 2000.



     Under the CPUC's order, the suspension of WorldxChange's CPCN and the other sanctions and fines imposed on WorldxChange are binding on any successor of WorldxChange. WorldxChange may apply to the CPUC for reinstatement of the CPCN after October 22, 2000, although there can be no assurance that such reinstatement would be granted.



     In addition, WorldxChange is subject to certain legal, regulatory and administrative proceedings, claims and inquiries arising in the ordinary course of business, some of which involve claims for substantial amounts of damages. The ultimate outcome of such proceedings, claims or inquiries cannot be predicted at this time. It is management's opinion, after consultation with its legal counsel, that any such liability or possible restrictions placed on WorldxChange's operations resulting from the ultimate resolution of such proceedings, claims, and inquiries, beyond that provided, would not have a material effect on WorldxChange's consolidated financial position or WorldxChange's future consolidated results of operations or cash flows.


12. SEGMENT INFORMATION


     In 1999, WorldxChange adopted SFAS 131. The prior year's segment information has been restated to present three reportable operating segments. WorldxChange's segments are organized on the basis of geographic location and include North America, Pacific Rim and Europe. None of WorldxChange's operating segments have been aggregated.



     WorldxChange evaluates performance and allocates resources based on profit or loss from operations before interest expense, other income (loss) and minority interest. The accounting policies of the reportable segments are the same as those described in the basis of presentation and summary of significant accounting policies. Intersegment sales and transfers between geographic regions are accounted for at prices that approximate arm's length transactions. No single customer accounted for 10% or more of revenues in fiscal 1999, 1998 or 1997.



     WorldxChange's regional segments earn revenue from direct-dial long distance services as well as operator, debit/calling card, toll free, private line and other enhanced services to residential customers, other telecommunications carriers, and small to medium-sized businesses. Each of WorldxChange's reportable regions represents a strategic business segment that functions in an environment with common economic characteristics determined based on historical and expected future performance.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

     The Company markets its products domestically and internationally, with its principal international markets being Australia and Europe. The tables below contain information about the geographical areas in which the Company operates and represent information utilized by management to evaluate its operating segments. Revenues are attributed to countries based on location in which the sale originated. Long-lived assets are based on the country of domicile.

                                                        NORTH     PACIFIC
                                                       AMERICA      RIM      EUROPE      TOTALS
                                                       --------   -------   --------   ----------
March 31, 2000, and for the six months then ended
  (in thousands)
  Sales to unaffiliated customers....................  $175,778   $25,829   $ 89,993   $  291,600
  Intersegment revenues..............................    20,085     2,665      6,313       29,063
                                                       --------   -------   --------   ----------
  Segment revenues...................................   195,863    28,494     96,306      320,663
  Depreciation and amortization......................     9,763     1,335     10,728       21,826
  Segment operating loss.............................   (19,424)   (5,629)   (19,964)     (45,017)
  Segment assets.....................................   611,513    27,306    387,056    1,025,875
  Expenditures for long-lived assets.................     2,235       158        236        2,629
Reconciliations:
  NET LOSS
  Total operating loss for reportable segments.......                                  $  (45,017)
  Interest expense...................................                                     (13,528)
  Other expense, net.................................                                        (727)
                                                                                       ----------
          Total consolidated net loss................                                  $  (59,272)
                                                                                       ==========
  ASSETS
  Total assets for reportable segments...............                                  $1,025,875
  Elimination of intercompany receivables............                                    (593,363)
                                                                                       ----------
          Total consolidated assets..................                                  $  432,512
                                                                                       ==========

March 31, 1999 and for the six months then ended
(in thousands)
  Sales to unaffiliated customers....................  $147,398   $29,621   $ 13,739   $  190,758
  Intersegment revenues..............................    21,493     7,052      3,708       32,253
                                                       --------   -------   --------   ----------
  Segment revenues...................................   168,891    36,673     17,447      223,011
  Depreciation and amortization......................     6,132       823        723        7,678
  Segment operating loss.............................   (17,164)   (1,928)    (5,803)     (24,895)
  Segment assets.....................................   287,196    21,591     45,896      354,684
  Expenditures for long-lived assets.................     8,988     4,668      3,272       16,928
Reconciliations:
  NET LOSS
Total operating loss for reportable segments.........                                  $  (24,895)
  Interest expense...................................                                      (7,802)
  Other expense, net.................................                                        (397)
  Minority interest..................................                                       1,071
                                                                                       ----------
          Total consolidated net loss................                                  $  (32,023)
                                                                                       ==========

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

ASSETS
  Total assets for reportable segments...............                                  $  354,683
  Elimination of intercompany receivables............                                    (211,532)
                                                                                       ----------
          Total consolidated assets..................                                  $  143,152
                                                                                       ==========
September 30, 1999, and for the year then ended
  (in thousands)
  Sales to unaffiliated customers....................  $337,457   $55,619   $ 28,504   $  421,580
  Intersegment revenues..............................    48,345    11,025      6,169       65,539
                                                       --------   -------   --------   ----------
  Segment revenues...................................   385,802    66,644     34,673      487,119
  Depreciation and amortization......................    13,871     1,948      1,887       17,705
  Segment operating loss.............................   (24,619)   (5,166)   (18,786)     (48,571)
  Segment assets.....................................   444,250    18,273    111,987      574,510
  Expenditures for long-lived assets.................    15,731     1,842     10,060       27,633
Reconciliations:
  NET LOSS
  Total operating loss for reportable segments.......                                  $  (48,571)
  Interest expense...................................                                     (16,883)
  Other expense, net.................................                                        (648)
  Minority interest..................................                                       2,251
                                                                                       ----------
          Total consolidated net loss................                                  $  (63,851)
                                                                                       ==========
  ASSETS
  Total assets for reportable segments...............                                  $  574,510
  Elimination of intercompany receivables............                                    (339,508)
                                                                                       ----------
          Total consolidated assets..................                                  $  235,002
                                                                                       ==========
September 30, 1998, and for the year then ended
  (in thousands)
  Sales to unaffiliated customers....................  $321,763   $58,382   $ 18,722   $  398,867
  Intersegment revenues..............................    44,650    22,605      7,576       74,831
                                                       --------   -------   --------   ----------
  Segment revenues...................................   366,413    80,987     26,298      473,698
  Depreciation and amortization......................     9,988     1,484        860       12,332
  Segment operating loss.............................    (5,547)   (3,041)    (7,086)     (15,674)
  Segment assets.....................................   176,678    19,883     28,705      225,266
  Expenditures for long-lived assets.................    11,790       200         --       11,990
Reconciliations:
  NET LOSS
Total operating loss for reportable segments.........                                  $  (15,674)
  Interest expense...................................                                      11,947
  Other expense, net.................................                                       1,378
  Minority interest..................................                                       1,546
                                                                                       ----------
          Total consolidated net loss................                                  $  (27,453)
                                                                                       ==========

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL
                                     D.B.A.
                          WORLDXCHANGE COMMUNICATIONS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

ASSETS
  Total assets for reportable segments...............                                  $  225,266
  Elimination of intercompany receivables............                                    (105,137)
                                                                                       ----------
          Total consolidated assets..................                                  $  120,129
                                                                                       ==========
September 30, 1997, and for the year then ended
  (in thousands)
  Sales to unaffiliated customers....................  $291,633   $24,437   $ 15,590   $  331,660
  Intersegment revenues..............................    39,326    19,333      2,712       61,371
                                                       --------   -------   --------   ----------
  Segment revenues...................................   330,959    43,770     18,302      393,031
  Depreciation and amortization......................     7,474       548        655        8,677
  Segment operating profit (loss)....................   (23,439)    2,433     (4,497)     (25,503)
  Other significant noncash item:
     Write down of impaired long-lived assets........       659        --         --          659
  Segment assets.....................................   136,355    17,796     17,583      171,734
  Expenditures for long-lived assets.................     8,691     2,180         --       10,871
Reconciliations:
  NET LOSS
  Total operating loss for reportable segments.......                                  $  (25,503)
  Interest expense...................................                                      (8,682)
  Other expense, net.................................                                      (3,366)
  Minority interest..................................                                         473
                                                                                       ----------
          Total consolidated net loss................                                  $  (37,078)
                                                                                       ==========
  ASSETS
  Total assets for reportable segments...............                                  $  171,734
  Elimination of intercompany receivables............                                     (67,989)
                                                                                       ----------
          Total consolidated assets..................                                  $  103,745
                                                                                       ==========

     The following table summarizes revenue by region and by type of customer for the years ended September 30, 1997, 1998 and 1999:


                                                  SIX MONTHS
                                                     ENDED
                                                   MARCH 31,       YEARS ENDED SEPTEMBER 30,
                                                ---------------   ---------------------------
                                                 2000     1999     1999      1998      1997
                                                ------   ------   -------   -------   -------
                                                  (UNAUDITED)   (IN MILLIONS)
REVENUE BY REGIONS:
United States                                   $171.5   $144.3   $330.0    $318.1    $287.4
North America (other)                              4.3      3.1      7.5       3.7       4.3
                                                ------   ------   ------    ------    ------
North America total                              175.8    147.4    337.5     321.8     291.7
Pacific Rim                                       25.8     29.6     55.6      58.4      24.4
Europe                                            90.0     13.8     28.5      18.7      15.6
                                                ------   ------   ------    ------    ------
          Total                                 $291.6   $190.8   $421.6    $398.9    $331.7
                                                ======   ======   ======    ======    ======

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL
                                     D.B.A.
                          WORLDXCHANGE COMMUNICATIONS

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)


                                                  SIX MONTHS
                                                     ENDED
                                                   MARCH 31,       YEARS ENDED SEPTEMBER 30,
                                                ---------------   ---------------------------
                                                 2000     1999     1999      1998      1997
                                                ------   ------   -------   -------   -------
                                                  (UNAUDITED)   (IN MILLIONS)
REVENUE BY CUSTOMERS:
Carrier                                         $116.8     85.9   $186.9    $166.1    $163.3
Residential                                      124.6     75.9    185.3     161.1     116.9
Operator Services                                  6.7     12.9     22.9      41.1      28.7
Commercial                                        43.5     16.1     26.5      30.6      22.8
                                                ------   ------   ------    ------    ------
          Total                                 $291.6   $190.8   $421.6    $398.9    $331.7
                                                ======   ======   ======    ======    ======


13. SUBSEQUENT EVENTS


     On November 4, 1999, WorldxChange acquired the outstanding shares of certain European subsidiaries of ACC Corp, a subsidiary of AT&T. The operations of these subsidiaries are located in the United Kingdom, Germany, France and Italy. As part of this transaction, WorldxChange also acquired from ACC Corp a switch located in the United States and certain indefeasible rights of use of a transatlantic telecommunications cable system. The $113 million purchase price for this transaction was comprised of $60 million cash and a $53 million, 12% per annum interest rate note due on or before December 28, 2000. The acquisition has been accounted for as a purchase, and accordingly, the excess purchase price over the fair value of the net assets acquired of approximately $85.0 million has been preliminarily allocated to goodwill and customer base based on management's estimates. Goodwill will be amortized on a straight-line basis over twenty years and the customer base will be amortized over five years.



     WorldxChange financed $50 million of the cash payment through the issuance in November 1999 of 50,000 shares of Series B Convertible Preferred Stock to two existing shareholders for $50 million. The Series B Convertible Preferred Stock has a liquidation preference of $1,000 per share.


     Unless previously converted prior to 180 days after the issuance date, on the 180th day each share of Series B Stock shall be convertible automatically, without any additional consideration by the holder thereof, into 111.111 fully paid and non-assessable common shares.


     Assuming that the acquisition of ACC Corp. had occurred on the first day of WorldxChange's fiscal year ended September 30, 1998, pro forma condensed consolidated results of operations would have been as follows (in thousands):


                                                                  YEARS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1999        1998
                                                              ---------   --------
                                                                  (UNAUDITED)
Revenues....................................................  $ 581,826   $517,670
Net loss....................................................   (128,654)   (47,765)


     In January 2000, WorldxChange secured a loan, which allows for borrowing of up to $15 million from a shareholder. The loans bear interest at 15% and becomes payable on December 31, 2000.

                    COMMUNICATIONS TELESYSTEMS INTERNATIONAL

                                     D.B.A.


                          WORLDXCHANGE COMMUNICATIONS


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1999 AND PERTAINING TO MARCH 31, 2000
       AND FOR THE SIX MONTHS ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)


     In February 2000, WorldxChange signed an Agreement and Plan of merger with World Access, Inc. Concurrent with the signing of the Agreement and Plan of merger, World Access, Inc. agreed to participate in WorldxChange's existing loan and security agreement with a financial institution whereby the existing line increased by $30 million. The $30 million consists of a term loan, which bears interest at 11% and is payable in total on February 11, 2001. In May 2000, the loan and security agreement was amended to increase the term loan to $45 million.



     In January 2000, WorldxChange negotiated payment terms with a network provider to finance outstanding invoices payable to the carrier. Under the terms of the agreement, the Company agreed to pay to the carrier a total of $24.1 million for services through August 31, 1999. Payments in the aggregate of $4.3 million are due and payable in monthly installments through September 30, 2000 and the remainder is payable in monthly installments of $1.25 million beginning October 2000. The financing bears interest at 13%.



14. RECENT EVENT (UNAUDITED)



     Effective August 1, 2000, WorldxChange has entered into an Executive Management Services Agreement with World Access under which World Access will manage the operations and business affairs of WorldxChange as if World Access and WorldxChange had already completed the merger. The agreement will terminate on the first to occur of the following:



     - the parties terminate the WorldxChange merger agreement,



     - the completion of the WorldxChange merger,



     - World Access gives WorldxChange 15 days notice or WorldxChange materially breaches the services agreement or



     - World Access materially breaches the services agreement.

Herrn


Dr. Henning F. Klose


Vorsitzender des Vorstands


TelDaFax AG


Postfach 22 06



35010 Marburg



INDEPENDENT AUDITORS' REPORT



     We have audited the accompanying consolidated balance sheets of TelDaFax AG as of December 31, 1999, 1998 and 1997, and the related consolidated statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TelDaFax AG as of December 1999, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



     As discussed in Note 11, the Company's 1999 financial statements have been restated to account for the acquisition of Demuth & Dietl only from the acquisition date, October 4, 1999.



Wiesbaden, August 2, 2000



BDO Deutsche Warentreuhand


Aktiengesellschaft


Wirtschaftsprufungsgesellschaft



/s/ LAUER                              /s/ KARLIK
------------------------------         ------------------------------
Lauer                                  Karlik

                                 TELDAFAX GROUP



                          CONSOLIDATED BALANCE SHEETS


                            (ALL AMOUNTS IN DM '000)



                                                                              DECEMBER, 31
                                                               MARCH 31,    -----------------
                                                                 2000        1999      1998
                                                              -----------   -------   -------
                                                              (UNAUDITED)
Current assets:
  Cash and equivalents......................................    104,361     178,287   159,011
  Accounts receivable, less allowance for doubtful accounts
     of DM 736 as of March 31, 2000 (unaudited) and DM 1,128
     and DM 3,115 as of December 31, 1999 and 1998,
     respectively...........................................     78,012      80,260    63,853
  Inventories...............................................      2,672       4,129        68
  Prepaid expenses and other current assets.................     48,869      29,422     7,843
          Total current assets..............................    233,914     292,098   230,775
Equipment and leasehold improvements, net...................    139,730     137,929    67,355
Intangible assets...........................................     28,476      16,451    13,624
Loan to related parties.....................................      1,411       1,411        --
Deferred tax assets, net....................................      6,680       3,255        --
Other assets................................................     12,629       4,027       815
                                                                -------     -------   -------
          Total assets......................................    422,840     455,171   312,569
                                                                =======     =======   =======
Current liabilities:
  Accounts payable..........................................    167,046     196,041    90,699
  Accrued expenses..........................................     14,327      11,353    12,094
  Current portion of long-term debt.........................        940       1,553        --
  Current portion of capital lease obligations..............     13,599      13,761     4,818
                                                                -------     -------   -------
          Total current liabilities.........................    195,912     222,708   107,611
Long-term debt..............................................      1,558       1,572        --
Capital lease obligations...................................     41,250      44,251    10,076
Deferred tax liabilities....................................         --          --     2,794
Other long-term liabilities.................................        714         721       753
                                                                -------     -------   -------
          Total long-term liabilities.......................     43,522      46,544    13,623
Minority interests..........................................     (1,122)       (160)       --
Shareholders' equity:
  Common stock, Eur 2,60 as of March 31, 2000 (unaudited)
     and December 31, 1999 and DM 5 par value as of December
     31, 1998, 33,828,600 authorized, issued and outstanding
     as of March 31, 2000 (unaudited) and December 31, 1999
     and 1998, respectively.................................    172,024     172,024   169,143
  Additional paid in capital................................     15,787      15,787    15,787
  Retained earnings.........................................     (3,283)     (1,732)    6,405
                                                                -------     -------   -------
          Total shareholders' equity........................    184,528     186,079   191,335
                                                                -------     -------   -------
          Total liabilities and shareholders' equity........    422,840     455,171   312,569
                                                                =======     =======   =======

                                 TELDAFAX GROUP



                     CONSOLIDATED STATEMENTS OF OPERATIONS


               (ALL AMOUNTS IN DM '000, EXCEPT PER SHARE AMOUNTS)



                                        1. Q. 2000   1. Q. 1999      1999         1998        1997
                                        ----------   ----------   ----------   ----------   ---------
                                              (UNAUDITED)
Sales.................................     166,773      168,743      611,018      263,050      32,271
Cost of services......................    (148,631)    (135,022)    (548,110)    (202,359)    (31,085)
Gross profit..........................      18,142       33,721       62,908       60,691       1,186
Sales expenses........................     (15,734)     (11,650)     (50,716)     (31,417)     (3,434)
General administration expenses.......      (7,731)      (1,236)     (17,723)      (8,570)     (2,797)
Other operating income................         376          155          791          327          76
Other operating expenses..............      (1,107)      (2,069)      (9,625)      (2,969)     (1,448)
Operating income (loss)...............      (6,054)      18,921      (14,365)      18,062      (6,417)
Financial result......................         280          831          764          425      (1,104)
Taxes.................................       2,965       (9,165)       7,009       (9,713)      1,667
Minority interests....................       1,258           10        1,336           --          --
Net income (loss).....................      (1,551)      10,597       (5,256)       8,774      (5,854)
Income (loss) per Common Share from
  Continuing Operations:
  Basic and Diluted...................       (0.05)        0.31        (0.16)        0.48       (5.16)
Weighted Average Shares Outstanding:
  Basic and Diluted...................  33,828,600   33,828,600   33,828,600   18,189,033   1,133,525

                                 TELDAFAX GROUP



              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT AND


        COMPREHENSIVE OF CHANGES IN COMBINED EQUITY SHAREHOLDER'S FUNDS



                                                               ADDITIONAL
                                     COMMON STOCK                 PAID         SHARE    RETAINED
                                        SHARES      AMOUNT     IN CAPITAL     CAPITAL   EARNINGS    TOTAL
                                     ------------   -------   -------------   -------   --------   -------
                                        PIECES      DM'000       DM'000                  DM'000    DM'000
BALANCE AT DECEMBER 31, 1996.......           --         --          --        4,000     (7,732)    (3,732)
Issuance of common stock...........       20,000        100                                            100
Issuance of common stock...........    1,648,000      8,240                                          8,240
Issuance of common stock...........      714,860      3,574      14,450                             18,024
Retirement of share capital........                                           (4,000)               (4,000)
Loss of predecessor company........                              (3,663)                  3,663         --
Contribution in kind...............                                                       7,554      7,554
Loss for the period................                                                      (5,854)    (5,854)
                                      ----------    -------      ------       ------     ------    -------
BALANCE AT DECEMBER 31, 1997.......    2,382,860     11,914      10,787           --     (2,369)    20,332
Issuance of common stock...........    1,000,000      5,000       5,000                             10,000
Issuance of IPO -- public..........    9,725,722     48,629                                         48,629
Issuance of IPO -- old
  shareholders.....................   20,720,018    103,600                                        103,600
Cash dividends.....................                                                                     --
Transfer to legal reserve..........                                 334                    (334)        --
Profit for the period..............                                                       8,774      8,774
                                      ----------    -------      ------       ------     ------    -------
BALANCE AT DECEMBER 31, 1998.......   33,828,600    169,143      16,121           --      6,071    191,335
Issue of share capital (Euro), Dec
  17, 1999.........................           --      2,881                              (2,881)        --
Loss for the period................                                                      (5,256)    (5,256)
                                      ----------    -------      ------       ------     ------    -------
BALANCE AT DECEMBER 31, 1999.......   33,828,600    172,024      16,121           --     (2,066)   186,079
Loss for the period................                                                      (1,551)    (1,551)
                                      ----------    -------      ------       ------     ------    -------
BALANCE AT MARCH 31, 2000..........   33,828,600    172,024      16,121           --     (3,617)   184,528
                                      ==========    =======      ======       ======     ======    =======

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 TELDAFAX GROUP


                            (ALL AMOUNTS IN DM '000)



                                                         1. Q. 2000   1. Q. 1999     1999       1998      1997
                                                         ----------   ----------   --------   --------   -------
                                                         Unaudited    Unaudited
Net income (loss)......................................     (1,551)      10,597      (5,256)     8,774    (5,854)
Minority interests.....................................     (1,258)         (10)     (1,336)        --        --
Amortization and depreciation..........................     10,617        6,407      33,630     18,086     5,040
Loss on the sale of property, plant and equipment......          4           --       3,800          6        --
Decrease (increase) in deferred tax assets.............     (3,425)          --      (3,255)        --        --
Increase (decrease) in deferred tax liabilities........         --           --      (2,794)        --        --
                                                          --------     --------    --------   --------   -------
                                                             4,387       16,994      24,789     26,866      (814)
                                                          --------     --------    --------   --------   -------
Decrease (increase) in accounts receivable trade, net
  of bad debts.........................................      2,248      (39,170)    (16,407)   (59,817)   (2,759)
Increase (decrease) in inventories.....................      1,457           --      (4,061)        --        --
Decrease (increase) in prepaid expenses and other
  current assets.......................................    (19,447)     (12,329)    (21,579)    (8,376)       --
Decrease (increase) in other assets....................     (8,602)          --      (3,112)       130        --
Increase (decrease) in accounts payable................    (28,995)      30,678     105,342     48,856     7,205
Increase (decrease) in other accrued liabilities.......      2,974       12,046       5,469     34,164     3,091
Increase (decrease) in tax provisions..................         --        9,799      (6,210)     6,179        31
Increase (decrease) in provision for deferred taxes....         --         (179)         --        (60)    2,854
Decrease (increase) in deferred taxes from loss
  carryforwards........................................         --           --          --      4,525    (4,525)
Increase (decrease) in other long-term liabilities.....         (7)       3,869         927      2,121    (1,674)
Adjustment for effects of acquisition of
  subsidiaries.........................................        341           --       4,472         --        --
                                                          --------     --------    --------   --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES...................    (45,644)      21,708      89,630     54,588     3,409
                                                          --------     --------    --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures...................................     (9,485)     (14,256)   (110,397)   (65,796)  (30,718)
Acquisitions...........................................    (15,000)         (30)     (4,757)      (350)       --
                                                          --------     --------    --------   --------   -------
                                                           (24,485)     (14,286)   (115,154)   (66,146)  (30,718)
                                                          --------     --------    --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from capital increases........................         --           --          --    157,229     2,199
Loans to related parties...............................         --           --      (1,411)        --        --
Proceeds in respect of share premium amounts...........         --           --          --      5,000     7,512
Proceeds from outstanding amounts due in respect of
  capital subscribed...................................         --           --          --      9,615        --
Proceeds from outstanding amounts due in respect of
  share premium amounts................................         --           --          --      3,275        --
Payments on debt.......................................       (627)          --          --         (6)      (86)
Proceeds from issuance of debt.........................         --           22       3,125     (9,519)    9,519
Payments on capital lease obligations..................     (3,163)          --          --    (12,066)       --
Proceeds from long-term accounts payable...............         --        7,664      43,118     10,076        --
Payments on other long-term liabilities................         (7)          (6)        (32)       (64)       --
Other proceeds from paid-in capital....................         --           --          --         --     3,663
Proceeds from issuance of other long-term debt.........         --           --          --         --    10,546
                                                          --------     --------    --------   --------   -------
                                                            (3,797)       7,680      44,800    163,540    33,353
                                                          --------     --------    --------   --------   -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...    (73,926)      15,102      19,276    151,982     6,044
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.......    178,287      159,011     159,011      7,029       985
CASH AND CASH EQUIVALENTS AT END OF PERIOD.............    104,361      174,113     178,287    159,011     7,029
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:                            10,521          502      26,812      5,468     1,106
  Interest.............................................        797          357       3,415      5,425     1,106
  Income taxes.........................................      9,724          145      23,397         43        --
NON-CASH INVESTING AND FINANCING ACTIVITIES............        515        8,182      57,695     10,821     9,519
Assets acquired by incurring capital lease obligations
  or...................................................        525        8,182      56,086     20,340        --
long term debt.........................................        (10)          --       1,609     (9,519)    9,519

                                  TELDAFAX AG



                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


                               (DM IN THOUSANDS)



1. DESCRIPTION OF BUSINESS



     TelDaFax Telefon-, Daten- und Fax Transfer GmbH & Co. KG was founded in March 1995. On July 1, 1997, TelDaFax Telefon-, Daten und Fax Transfer GmbH & Co. KG transferred all of its business assets to TelDaFax GmbH. TelDaFax AG was then established through a change in the legal form of TelDaFax GmbH. The transfer of the business assets was a contribution-in-kind to TelDaFax GmbH in exchange for new shares. The assets were contributed at their fair market value. The step-up amounts were treated as contributed capital. Following a resolution, of the General Meeting of Shareholders on May 27, 1998, the legal form was changed again to that of a stock corporation in accordance with Sections 190ff and 238ff of the law governing changes in legal form. The incorporation into TelDaFax AG was entered in the Commercial Register on June 10, 1998.



     TelDaFax AG ("TelDaFax"), a German company, provides voice telephony, fax and data transmission services along with mobile hardware and mobile phone cards throughout Germany. TelDaFax provides fixed-to-mobile, -international and -domestic connections to commercial and residential customers through a communication network of dedicated lines leased from Deutsche Telekom AG. Prior to January 1, 1998, these services were provided solely to commercial customers. The receipt of a Category 4 License from the Federal Ministry for Post and Telecommunications for fixed-line telecommunication services on September 30, 1997 and the full liberalization of the German telecommuncations market on January 1, 1998 allowed TelDaFax to expand these services to residential customers under the carrier number "01030". TelDaFax also provides internet access through its majority-owned subsidiary GeoNet Systems GmbH and mobile phone hardware and calling cards through its majority-owned subsidiaries Demuth & Dietl + Co. Kommunikationselektronic GmbH and Netztel Plus Drillish AG. TelDaFax also wholly owns BNC Kommunikationssysteme GmbH & Co. KG, an operating division responsible for monitoring TelDaFax router system, and TelDaFax Vertriebs GmbH, an operating division consisting of TelDaFax's sales organization.



     The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). TelDaFax maintains its financial records in accordance with German statutory regulations which represents generally accepted accounting principles in Germany. Generally, accepted accounting principles in Germany vary in certain respects from US GAAP. Accordingly, TelDaFax has recorded certain adjustments in order that these financial statements be in accordance with US GAAP.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



  Interim Financial Information (Unaudited)



     The unaudited consolidated balance sheet as of March 31, 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three month periods ended March 31, 2000 and 1999, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. All adjustments, in the opinion of management, that are necessary for the fair statement of the financial position and the operating results and cash flows for the interim periods have been presented. Results of operations for the three month periods ended March 31, 2000 and 1999 are not necessarily indicative of the results that may be achieved for the entire years or future periods.



  Principles of Consolidation



     The accompanying consolidated financial statements include the accounts of TelDaFax and its wholly-and majority-owned financial subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

                                  TELDAFAX AG

  Cash and Cash Equivalents



     TelDaFax considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.



  Concentration of Credit Risk



     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Concentration of credit risk with respect to trade receivables is limited as the outstanding total represents a large number of customers with individually small balances. The Company does not require collateral or other security interests against trade receivable balances; however, it does maintain reserves for potential credit losses and such losses have been within management's expectations. Substantially all of the Company's cash and cash equivalents are deposited in financial institutions in Germany.



  Inventories



     Inventories are stated at the lower of cost or market and are valued using the weighted-average method.



  Property, Plant and Equipment



     Property, plant and equipment, including equipment under capital leases, is valued at acquisition or production cost and depreciated or amortized over their estimated useful lives, or over the lives of the underlying leases, if less, using the straight-line method as follows:



                                                              YEARS
                                                              ------
Technical equipment, plant and machinery....................   4 - 7
Operational, office and other equipment.....................  4 - 20



  Intangible Assets



     Intangible assets mainly relate to goodwill, acquired software, acquired technical know-how and the license for fixed-line telecommunication services.



     Goodwill is amortized on a straight-line basis over 15 years. Goodwill as of March 31, 2000 and December 31, 1999, 1998 and 1997, net of accumulated amortization, was DM 21,238, DM 8,049, DM 3,852 and DM 2,694, respectively.



     Software is capitalized when it is purchased from a third party, either in the ordinary course of business or, in the case of the acquisition of subsidiaries, as allocated goodwill. It is amortized over 4 years.



     Technical know-how is capitalized as allocated goodwill in the case of the acquisition of subsidiaries. It is amortized over 4 years.



     Technical know-how as of March 31, 2000 and December 31, 1999, 1998 and 1997, net of accumulated amortization, was DM 1,042, DM 1,245, DM 2,054 and DM 2,614, respectively.



     TelDaFax evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. Based on these evaluations, there were no material adjustments to the carrying value of long-lived assets during the three month period ended March 31, 2000 and 1999 and the years ended December 31, 1999, 1998 and 1997.

                                  TELDAFAX AG

  Revenue Recognition



     Telecommunication revenue is recognized as services are provided. Mobile hardware revenue is reported when the customer takes possession of the product and prepaid mobile calling card revenue is recorded when the minutes are used.



  Advertising



     TelDaFax expenses advertising costs as incurred. Total advertising costs were DM 4,862, DM 5,041, DM 24,696, DM 12,321 and DM 3,434 for the three month periods ended March 31, 2000 and 1999 and the years ended December 31, 1999, 1998 and 1997, respectively.



  Recent Accounting Pronouncements



     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, SFAS No. 133 was amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS 133". As a result of this amendment, SFAS No. 133 shall be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. In accordance with SFAS No. 133, an entity is required to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 requires that changes in the derivatives' fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company does not expect the adoption of this standard to have a material effect on its consolidated financial position or results of operations.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



  Reclassification



     Certain amounts in prior years financial statements have been reclassified to conform with the presentation in 1999.



3. INVENTORIES



     Inventories consist of:



                                                               MARCH 31,    DECEMBER 31,
                                                              -----------   ------------
                                                                 2000       1999    1998
                                                              -----------   -----   ----
                                                              (UNAUDITED)
Raw materials...............................................        --         --    68
Work-in-progress............................................        --      1,027    --
Finished goods..............................................     2,672      3,102    --
                                                                 -----      -----    --
                                                                 2,672      4,129    68
                                                                 =====      =====    ==

                                  TELDAFAX AG

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS



     Prepaid expenses and other current assets consist of the following:



                                                               MARCH 31,     DECEMBER 31,
                                                              -----------   --------------
                                                                 2000        1999    1998
                                                              -----------   ------   -----
                                                              (UNAUDITED)
Contractual claim of purchase reduction for traffic
  services..................................................     11,068         --      --
Prepaid income taxes........................................     20,860     16,858      --
Short-term portion of prepaid commissions...................      5,028      5,090      --
Other.......................................................     11,913      7,474   7,843
                                                                 ------     ------   -----
          Total.............................................     48,869     29,422   7,843
                                                                 ======     ======   =====



5. PROPERTY, PLANT AND EQUIPMENT



     Property, plant and equipment, at cost, consist of:



                                                             MARCH 31,      DECEMBER 31,
                                                            -----------   -----------------
                                                               2000        1999      1998
                                                            -----------   -------   -------
                                                            (UNAUDITED)
Technical equipment, plant and machinery..................    167,797     160,723    75,755
Other equipment, operational and office equipment.........     19,917      18,769     8,657
Construction in progress..................................      2,078         578       570
                                                              -------     -------   -------
          Total cost......................................    189,792     180,070    84,982
Accumulated depreciation and amortization.................    (50,062)    (42,141)  (17,627)
                                                              -------     -------   -------
          Net book value..................................    139,730     137,929    67,355
                                                              =======     =======   =======



6. LONG-TERM DEBT



     Long-term debt consists of the following:



                                                               MARCH 31,    DECEMBER 31,
                                                              -----------   -------------
                                                                 2000       1999    1998
                                                              -----------   -----   -----
                                                              (UNAUDITED)
Loan due November 2002 with a yearly principal reduction of
  DM 34.787 and an interest rate of 5.5 %...................        58         72      --
Term loan due September, 2003 with interest payable at per
  annum rate equal to 6.75 %................................     1,500      1,500      --
                                                                 -----      -----   -----
          Total.............................................     1,558      1,572      --
                                                                 =====      =====   =====



     Aggregate maturities of long-term debt as of December 31, 1999 are as follows:



                                                              PRINCIPAL   INTEREST    TOTAL
                                                              ---------   --------   --------
2001........................................................       35       101         136
2002........................................................       37       100         137
2003........................................................    1,500        74       1,574
2004........................................................       --        --          --
Thereafter..................................................       --        --          --
                                                                -----       ---       -----
          Total.............................................    1,572       275       1,847
                                                                =====       ===       =====

                                  TELDAFAX AG

The loans are secured by transfers of ownership by way of security, blank assignments as well as land charges of Demuth & Dietl.



7. CAPITAL LEASE OBLIGATIONS



     The future minimum lease payments as of December 31, 1999 under capital leases consist of the following:



                                                              CAPITAL LEASES
                                                              --------------
2000........................................................      16,609
2001........................................................      15,213
2002........................................................      14,803
2003........................................................      13,641
2004........................................................       4,226
Thereafter..................................................          --
                                                                 -------
Total minimum lease payments................................      64,492
Less amount representing interests..........................       6,480
                                                                 -------
Present value of minimum lease payments.....................      58,012
Less current portion........................................     (13,761)
                                                                 -------
          Amounts due after one year........................      44,251
                                                                 =======



8. INCOME TAXES



     Income taxes are provided for in accordance with the provisions of FASB Statement No. 109, Accounting for Income Taxes. Under this method, TelDaFax recognizes deferred tax assets and liabilities for the expected future tax effects of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss carryforwards.



     The provision for income taxes consists of the following:



                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
Current income taxes:
  Payment for 1998 in 1999..................................         --           989
  Corporate tax claim from loss carryback 1999 to 1998......         --          (950)
  Prepaid trade taxes.......................................        (25)           --
  Prepaid corporate taxes...................................       (475)           --
  Provision from trade taxes................................       (732)           --
  Provision from corporate taxes............................     (5,500)           --
                                                                 ------         -----
                                                                 (6,732)           39
Deferred taxes:
  Provision from trade taxes................................     (1,042)        2,278
  Provision from corporate taxes............................     (1,934)        4,231
                                                                 ------         -----
                                                                 (2,976)        6,509
                                                                 ------         -----
          Total provision for income taxes..................     (9,708)        6,548
                                                                 ======         =====

                                  TELDAFAX AG

     Deferred income taxes consist of the following:



                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
                                                               1998     1999
                                                              ------    -----
Deferred tax liabilities:
On Amortization of intangible assets........................   2,794    1,589
Elimination of intermediate earnings
  from tangible assets......................................      --     (535)
Differences in value assessment.............................      --      211
                                                              ------    -----
          Total deferred tax liabilities....................   2,794    1,265
Deferred tax assets:
Tax loss carry forward......................................      --    4,520
                                                              ------    -----
          Total deferred tax assets.........................      --    4,520
                                                              ------    -----
          Net deferred tax assets...........................  (2,794)   3,255
                                                              ======    =====



     The provision for income taxes differs from the amount of income tax provision computed by applying the Germany federal income tax rate to income before income taxes and minority interest. A reconciliation of the differences is as follows:



Loss before income taxes and minority interest:.............   DM   (13,486)
Income tax rate.............................................             46%
Expected income tax:........................................   DM    (6,204)
Prior year payment..........................................   DM      (989)
Differences in value assessment.............................   DM      (211)
Elimination of intermediate earnings........................   DM       535
Higher tax rate on loss carryback...........................   DM       321
                                                              -------------
          Total provision for income taxes..................   DM    (6,548)
                                                              =============



9. SHAREHOLDERS' EQUITY



                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1997      1998      1999
                                                              -------   -------   -------
                                                              DM '000   DM '000   DM '000
Profit (loss) for the period................................  (5,854)    8,774     (5,256)
Loss of predecessor company.................................   3,663        --         --
Increase contributed capital................................  10,787     5,000         --
Capital increase............................................  15,468        --         --
Issue of share capital......................................      --    157,229        --
                                                              ------    -------   -------
Net changes in combined equity shareholder's funds..........  24,064    171,003    (5,256)
Opening combined equity shareholder's funds.................  (3,732)   20,332    191,335
                                                              ------    -------   -------
          Closing combined equity shareholder's funds.......  20,332    191,335   186,079
                                                              ======    =======   =======



The share capital is divided into 33,828,600 non par value bearer shares with a theoretical nominal value of EUR 2,60.



     The Executive Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Company in the period up to June 9, 2004 at one time or on several occasions by up to a total amount of EUR 42,900,000.00 through the issue of new no par value bearer shares with a theoretical nominal value of EUR 2,60 each against payment in cash or contribution in kind (authorized capital). Shareholder's are to be granted subscription rights with respect thereto. However, subject to the approval of the Supervisory Board may decide on the exclusion of subscription rights for existing shareholders.

                                  TELDAFAX AG

     The Executive Board is authorized, with the approval of the Supervisory Board, at one time or on several occasions in the period up to June 9, 2004, to grant bearer options and/or convertible bonds with up to a total nominal amount of EUR 858,000,000.00 and a term of no longer than 20 years and to grant option rights to the bearers of convertible debenture stock or to grant the bearers of convertible bonds right of conversion for new shares in the Company with stake in share capital of up to EUR 42,900,000.00 -- or up to 16,500,000 shares -- within the limits of the conditions for options or bonds.



10. COMMITMENTS AND CONTINGENCIES



  Operating Leases



     Certain buildings and automobiles are under noncancellable operating lease agreements expiring in various years. Minimum future lease obligations, by year and in aggregate, as of December 31, 1999 are as follows:



                                                              OPERATING LEASES
                                                              ----------------
2000........................................................        2,033
2001........................................................        1,888
2002........................................................        1,470
2003........................................................        1,218
2004........................................................        1,167
Thereafter..................................................       17,505
                                                                   ------
          Total minimum lease payments......................       25,281
                                                                   ======



  Legal Proceedings



     The Company and certain of its suppliers have entered into legal proceedings regarding the cost, functionality and period of services provided. The Company has accrued amounts which it believes reflect the amounts for which it will ultimately settle these disputes. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management, based on information available at this time, that the expected outcome of these matters, individually, or in the aggregate, will not have an adverse effect on the results of operations and financial condition of the Company.



11. ACQUISITIONS



     On July 1, 1997, TelDaFax acquired 100% of the stock of BNC
Kommunikationssysteme GmbH & Co. KG, a router management service provider, for DM 3,037. TelDaFax recorded the acquisition in accordance with purchase accounting resulting in goodwill of DM 1,374 and goodwill allocated to technical know-how of DM 2,987.



     On January 1, 1998, TelDaFax acquired 100% of the stock of TelDaFax Vertriebs GmbH, a sales organization, for DM 250. TelDaFax recorded the acquisition in accordance with purchase accounting resulting in goodwill of DM 115.



     On December 8, 1998, TelDaFax acquired 75% of the stock of GeoNet Systems GmbH, an internet access provider, for DM 400. TelDaFax recorded the acquisition in accordance with purchase accounting as of January 1, 1999 (the acquisition was classified as an investment as of December 31, 1998) resulting in goodwill of DM 1,478.



     On October 4, 1999, TelDaFax acquired 51% of the stock of Demuth & Dietl + Co. Kommunikationselektronik GmbH, a provider of mobile hardware and calling cards, for DM 5,200.

                                  TELDAFAX AG

TelDaFax recorded the acquisition in accordance with purchase accounting resulting in goodwill of DM 3,414.



     Previously, the financial statements reflected the acquisition of Demuth & Dietl from January 1, 1999 in accordance with the terms to the agreement between the Company and the sellers but, under US GAAP, the Company subsequently determined that it did not "control" Demuth & Dietl until the transaction closed in October, 1999.



     Unaudited pro forma information with respect to TelDaFax as if the 1998, 1999 and 2000 acquisitions had occurred on January 1, 1998, is as follows:



                                                                               NET INCOME
YEAR  ENTITY                                                     NET REVENUE     (LOSS)
----  ------                                                     -----------   -----------
                                                                 (UNAUDITED)   (UNAUDITED)
1999  TelDaFax.................................................    630,232       (10,911)
      Demuth & Dietl...........................................     58,787          (181)
      Netztel..................................................     17,781          (613)
      Eliminations.............................................    (19,214)        5,579
      ---------------------------------------------------------    -------       -------
      Combined.................................................    687,586        (6,126)
      =========================================================    =======       =======
1998  TelDaFax.................................................    292,033        16,890
      Demuth & Dietl...........................................    107,204           (50)
      Netztel..................................................         --          (204)
      Eliminations.............................................    (28,983)       (8,116)
      ---------------------------------------------------------    -------       -------
      Combined.................................................    370,254         8,520
      =========================================================    =======       =======



12. RELATED PARTY TRANSACTIONS



     In conjunction with TelDaFax's acquisition of Demuth & Dietl + Co. Kommunikationselektronic GmbH, a DM 1,411 loan was made to a division of the acquired company excluded from the transaction with payments beginning in 2000.



13. BUSINESS SEGMENT INFORMATION



     TelDaFax provides telecommunication products and services to its customers in Germany in three distinct business segments organized around the different services provided: Fixed Network, Mobile and Internet. The Fixed Network is made up of one operating unit: TelDaFax. TelDaFax provides fixed-to-mobile, -international and -domestic telephony, fax and data connections to commercial and residential customers through its communication network leased from Deutsche Telekom AG. Mobile services, which consist of hardware sales and calling cards provided through a distribution network consisting of over 1,500 retailer dealers in Germany, are provided by Demuth + Dietl + Co. Kommunikationselektronic GmbH and Netztel Plus Drillish. Internet services, which consists of internet access, is provided by GeoNet Systems GmbH.

                                  TELDAFAX AG

     The tables below present information about the business segments in which TelDaFax operates and represent information utilized by management to evaluate its business segments.



                      TELDAFAX FINANCIAL DATA PER SEGMENT



                                                                 THREE MONTH ENDED MARCH 31, 1999
                                                              ---------------------------------------
                                                               FIXED               CELLULAR
                                                              NETWORK   INTERNET   SERVICE     TOTAL
                                                              -------   --------   --------   -------
                                                                         (IN THOUSAND DM)
Sales to unaffiliated customers.............................  168,157      586       --       168,743
Intersegment revenues.......................................       --       --       --            --
Segment revenues............................................  168,157      586       --       168,743
Depreciation and amortization...............................   (6,385)     (22)      --        (6,407)
Segment operating profit (loss).............................   18,805      (39)      --        18,766
Segment assets..............................................  383,951    1,156       --       385,107
Expenditures for long-lived assets..........................   13,872      414       --        14,286
Reconciliations:
  NET RESULT
  Total operating result for the reportable segments........                                   18,766
  Other income..............................................                                      155
  Financial result..........................................                                      831
  Other expense, net........................................                                   (9,165)
  Minority interest.........................................                                       10
          Total consolidated profit (loss)..................                                   10,597
  ASSETS
  Total assets for reportable segments......................                                  385,107
  Elimination of intercompany receivables...................                                     (272)
          Total consolidated assets.........................                                  384,835



                                                                 THREE MONTH ENDED MARCH 31, 2000
                                                              ---------------------------------------
                                                               FIXED               CELLULAR
                                                              NETWORK   INTERNET   SERVICE     TOTAL
                                                              -------   --------   --------   -------
                                                                         (IN THOUSAND DM)
Sales to unaffiliated customers.............................  142,234     1,993     22,546    166,773
Intersegment revenues.......................................       --        --         --         --
Segment revenues............................................  142,234     1,993     22,546    166,773
Depreciation and amortization...............................   (9,610)     (179)      (828)   (10,617)
Segment operating profit (loss).............................   (1,548)   (4,356)      (526)    (6,430)
Segment assets..............................................  420,122     2,472     26,360    448,954
Expenditures for long-lived assets..........................   24,047        85        353     24,485
Reconciliations:
  NET RESULT
  Total operating result for the reportable segments........                                   (6,430)
  Other income..............................................                                      376
  Financial result..........................................                                      280
  Other expense, net........................................                                    2,965
  Minority interest.........................................                                    1,258
          Total consolidated profit (loss)..................                                   (1,551)
  ASSETS
  Total assets for reportable segments......................                                  448,954
  Elimination of intercompany receivables...................                                  (26,114)
          Total consolidated assets.........................                                  422,840

                                  TELDAFAX AG

                                                                DECEMBER 31, 1999, AND FOR THE YEAR
                                                                            THEN ENDED
                                                                -----------------------------------
                                                               FIXED               CELLULAR
                                                              NETWORK   INTERNET   SERVICE     TOTAL
                                                              -------   --------   --------   -------
                                                                         (IN THOUSAND DM)
  Sales to unaffiliated customers...........................  587,299     4,124     19,595    611,018
  Intersegment revenues.....................................       --        --         --         --
  Segment revenues..........................................  587,299     4,124     19,595    611,018
  Depreciation and amortization.............................  (33,391)     (183)       (56)   (33,630)
  Segment operating profit (loss)...........................  (10,279)   (4,843)       (34)   (15,156)
  Segment assets............................................  458,507     3,587     14,154    476,248
  Expenditures for long-lived assets........................  108,185     1,367        845    110,397
Reconciliations:
  NET RESULT
  Total operating result for the reportable segments........                                  (15,156)
  Other income..............................................                                      791
  Financial result..........................................                                      764
  Other expense, net........................................                                    7,009
  Minority interest.........................................                                    1,336
          Total consolidated profit (loss)..................                                   (5,256)
  ASSETS
  Total assets for reportable segments......................                                  476,248
  Elimination of intercompany receivables...................                                  (21,077)
          Total consolidated assets.........................                                  455,171



                                                            DECEMBER 31, 1998, AND FOR THE YEAR
                                                                         THEN ENDED
                                                            -----------------------------------
                                                           FIXED               CELLULAR
                                                          NETWORK   INTERNET   SERVICE     TOTAL
                                                          -------   --------   --------   --------
                                                                      (IN THOUSAND DM)
  Sales to unaffiliated customers.......................  263,050         --         --    263,050
  Intersegment revenues.................................       --         --         --         --
  Segment revenues......................................  263,050         --         --    263,050
  Depreciation and amortization.........................  (18,086)        --         --    (18,086)
  Segment operating profit (loss).......................   17,735         --         --     17,735
  Segment assets........................................  314,392         --         --    314,392
  Expenditures for long-lived assets....................   66,146         --         --     66,146
Reconciliations:
  NET RESULT
  Total operating result for the reportable segments....                                    17,735
  Other income..........................................                                       327
  Financial result......................................                                       425
  Other expense, net....................................                                    (9,713)
  Minority interest.....................................                                        --
          Total consolidated profit (loss)..............                                     8,774
  ASSETS
  Total assets for reportable segments..................                                   314,392
  Elimination of intercompany receivables...............                                    (1,823)
          Total consolidated assets.....................                                   312,569

                                  TELDAFAX AG

                                                        DECEMBER 31, 1997, AND FOR THE YEAR THEN ENDED
                                                        ----------------------------------------------
                                                         FIXED                    CELLULAR
                                                        NETWORK     INTERNET       SERVICE      TOTAL
                                                        --------   -----------   -----------   -------
                                                                       (IN THOUSAND DM)
  Sales to unaffiliated customers.....................   32,271            --            --    32,271
  Intersegment revenues...............................       --            --            --        --
  Segment revenues....................................   32,271            --            --    32,271
  Depreciation and amortization.......................   (5,040)           --            --    (5,040)
  Segment operating profit (loss).....................   (6,493)           --            --    (6,493)
  Segment assets......................................   61,885            --            --    61,885
  Expenditures for long-lived assets..................   30,718            --            --    30,718
Reconciliations:
  NET RESULT
  Total operating result for the reportable
     segments.........................................                                         (6,493)
  Other income........................................                                             76
  Financial result....................................                                         (1,104)
  Other expense, net..................................                                          1,667
  Minority interest...................................                                             --
          Total consolidated profit (loss)............                                         (5,854)
  ASSETS
  Total assets for reportable segments................                                         61,885
  Elimination of intercompany receivables.............                                             --
          Total consolidated assets...................                                         61,885



  Other Information



     TelDaFax is dependent upon one significant supplier for the leasing of transmission lines and billing operations for call-by-call customers. The Company's reliance on this external source can be shifted, over a period of time, to alternative sources should the changes be necessary. However, there may be a material adverse effect on the business, financial and operations of the Company.



14. SUBSEQUENT EVENTS



  Investment in Netztel Plus Drillish AG



     On February 3, 2000, TelDaFax acquired an 81.9% of the stock of Netztel Plus Drillisch AG, a mobile phone calling card provider, for DM 15,000. TelDaFax recorded the acquisition in accordance with purchase accounting resulting in goodwill of DM 13,658.



  Investment in Internet AG



     On April 5, 2000, TelDaFax acquired a 32% interest in Internet AG, a provider of e-commerce solutions with integrated payment systems, on-line shops and electronic market places. TelDaFax's investment totaled Euro 2,275.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                               WORLD ACCESS, INC.
                         STAR TELECOMMUNICATIONS, INC.
                                      AND
                                 STI MERGER CO.

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER, dated as of February 11, 2000 (this "Agreement"), is made and entered into among WORLD ACCESS, INC., a Delaware corporation ("WAXS"), STI Merger Co., a Delaware corporation and wholly-owned subsidiary of WAXS ("Merger Sub"), and STAR TELECOMMUNICATIONS, INC., a Delaware corporation ("STAR").

                              W I T N E S S E T H:

     WHEREAS, the Boards of Directors of STAR and WAXS deem it advisable and in the best interests of each corporation and its respective stockholders that STAR and WAXS engage in a business combination in order to advance the long-term strategic business interests of STAR and WAXS;

     WHEREAS, the combination of STAR and WAXS shall be effected by the terms of this Agreement through a merger as outlined below (the "Merger");

     WHEREAS, in furtherance thereof, the respective Boards of Directors of STAR, Merger Sub and WAXS have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of common stock, par value $0.001 per share, of STAR ("STAR Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3) will be converted into the right to receive the consideration set forth in
Section 1.6;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder; and

     WHEREAS, simultaneously with the execution and delivery of this Agreement, WAXS and Christopher E. Edgecomb and Samer Tawfik (the "Principal Stockholders") are entering into an agreement (the "Voting and Stock Transfer Restriction Agreement") pursuant to which each Principal Stockholder will agree to, among other things, vote in favor of the Merger and certain restrictions on the transfer of the consideration received in the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), STAR shall be merged with and into Merger Sub at the Effective Time (as defined below). Following the Merger, the separate corporate existence of STAR shall cease and Merger Sub shall continue as the surviving corporation (the "Surviving Corporation").

     1.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger and the transactions contemplated by this Agreement (the "Closing") will take place on the second business day following the satisfaction or waiver of such conditions, unless another time or date is agreed to in writing by the parties hereto (the date of the Closing being referred to herein as the "Closing Date"). The Closing shall be held at the offices of Long Aldridge & Norman LLP, 303 Peachtree Street, Suite 5300, Atlanta, Georgia 30303, unless another place is agreed to by the parties hereto.

     1.3 Effective Time. On the Closing Date the parties shall (i) file a certificate of merger (the "Certificate of Merger") in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and
(ii) make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as WAXS and STAR shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the "Effective Time").

     1.4 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers, licenses, authorizations and franchises of Merger Sub and STAR shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and STAR shall become the debts, liabilities and duties of the Surviving Corporation.

     1.5 Certificate of Incorporation/Bylaws. The certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

     1.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of WAXS, Merger Sub, STAR or the holders of any of the following securities:

          (a) [Intentionally omitted.]

          (b) Each share of STAR Common Stock issued and outstanding and directly or indirectly owned or held by STAR or a Subsidiary thereof at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired and no capital stock of WAXS or other consideration shall be delivered in exchange therefor.

          (c) Subject to Section 2.4, each share of STAR Common Stock issued and outstanding immediately prior to the Effective Time (other than the Dissenter's Shares (as defined in Section 8.12)) shall be converted into the right to receive, at the election of WAXS by written notice to STAR prior to the Closing, (i) the number of shares of WAXS Common Stock obtained by solving for "X" in the following formula (the "Exchange Ratio"):

           X = 7.81 + Z
               --------
                    20

or (ii) such number of shares of WAXS Common Stock as shall equal sixty percent (60%) of the Exchange Ratio and an amount in cash equal to forty percent (40%) of the sum of $7.81 plus "Z" (as defined below); provided, however, that WAXS and STAR expressly agree that, notwithstanding anything in this Agreement to the contrary, in order to ensure that the Merger satisfies the continuity of interest requirement under Treasury Regulation Section 1.368-1(e), that in no event shall WAXS issue cash for more than forty-five percent (45%) of the outstanding shares of STAR Common Stock, including for purposes of this calculation cash paid for fractional shares pursuant to Section 2.4 and cash paid for Dissenters' Shares.

For purposes of this Section 1.6, "Z" shall equal the PT-1 Excess Proceeds (as defined in Section 8.12) divided by 62,856,702. All shares of STAR Common Stock, at the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such shares (a "Certificate") shall cease to have any rights with respect thereto, except as set forth in this Section 1.6(c), Section 2.4 or at law. The shares of WAXS Common Stock issued pursuant to this Section 1.6(c) together with any cash in lieu of fractional shares paid pursuant to Section 2.4 shall be referred to herein as the "Merger Consideration."

     1.7 STAR Stock Options.

          (a) At the Effective Time, by virtue of the Merger and without any further action on the part of STAR, WAXS, Merger Sub or the holder of any outstanding option, warrant or other right to acquire STAR capital stock (a "STAR Stock Option"), each STAR Stock Option will be automatically converted into a WAXS Stock Option (as defined in Section 3.1(b)) to purchase shares of WAXS Common Stock in an amount equal to the number of shares of STAR Common Stock covered under such STAR Stock Option multiplied by the Exchange Ratio (rounded to the nearest whole number of shares of WAXS Common Stock) at a price per share of WAXS Common Stock equal to the per share option exercise price specified in the STAR Stock Option divided by the Exchange Ratio (rounded to the nearest whole cent). Each such WAXS Stock Option shall contain terms and provisions which are substantially similar to those terms, conditions and provisions governing the original STAR Stock Option, except that references to STAR in such STAR Stock Option will be deemed to refer to WAXS and the date of grant of the STAR Stock Option shall be deemed to be the date of grant of such WAXS Stock Option. At the Effective Time, for purposes of interpretation of such new WAXS Stock Option, (i) all references in any stock option plan of STAR shall be deemed to refer to WAXS; (ii) any stock option plan of STAR which governs the STAR Stock Option shall continue to govern the WAXS Stock Option substituted therefor; and (iii) WAXS shall, as soon as practicable after the Effective Time, issue to each holder of an outstanding STAR Stock Option a document evidencing the foregoing issued and substituted WAXS Stock Option by WAXS. It is the intention of the parties: (1) that, subject to applicable law, STAR Stock Options assumed by WAXS qualify, following the Effective Time, as incentive stock options, as defined in Section 422 of the Code, to the extent that STAR Stock Options qualified as incentive stock options prior to the Effective Time, (2) that each holder of a STAR Stock Option shall receive a new WAXS Stock Option which preserves (but does not increase) the excess of the fair market value of the shares subject to such STAR Stock Option immediately before the Effective Time over the aggregate option price of such shares immediately before the Effective Time, if any such excess then exists, (3) that the terms, conditions, restrictions and provisions of the WAXS Stock Option be substantially similar to the terms, conditions, restrictions and provisions of the STAR Stock Option, and (4) any terms conditions, restrictions or provisions of a STAR Stock Option applicable to a number of shares rather than a percentage or fraction of shares should be appropriately adjusted based upon the Exchange Ratio. Without the prior written consent of WAXS (which may be withheld in its discretion), no new options shall be issued by STAR on or after the date hereof, including, without limitation, under any stock option plan currently maintained by STAR.

          (b) With respect to each STAR Stock Option converted into a WAXS Stock Option pursuant to Section 1.7(a), and with respect to the shares of WAXS Common Stock underlying such option, WAXS shall file and keep current all requisite registration statements, on Form S-8 or other appropriate form, for as long as such options remain outstanding, which registration statement shall include a prospectus meeting the requirements of General Instruction C to Form S-8 with respect to affiliates of STAR, subject at all times to compliance with all applicable federal and state securities laws.

          (c) After the date of this Agreement, STAR agrees that it will not grant any restricted stock, stock appreciation rights or limited stock appreciation rights and also agrees that it will not permit cash payments to holders of STAR Stock Options in lieu of the substitution therefor of WAXS Stock Options, as described in this Section 1.7.

     1.8 Certain Adjustments. If between the date hereof and the Effective Time, the outstanding WAXS Common Stock or STAR Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination, exchange of shares or similar capital stock event or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Exchange Ratio shall be appropriately adjusted to provide to the holders of STAR Common Stock and the holders of STAR Stock Options the same economic effect as contemplated by this Agreement prior to such event.

                                   ARTICLE II

                            EXCHANGE OF CERTIFICATES

     2.1 Exchange Fund. At least five (5) days prior to the mailing of the Joint Proxy Statement/Prospectus (as defined in Section 5.1), WAXS shall appoint a commercial bank or trust company reasonably acceptable to STAR to act as exchange agent hereunder (the "Exchange Agent") for the purpose of exchanging Certificates for the Merger Consideration. Immediately prior to the Effective Time, WAXS shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of STAR Common Stock, cash payable and certificates representing the WAXS Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of STAR Common Stock. WAXS agrees to deposit with the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.4 and any dividends and other distributions pursuant to Section 2.3. Any cash and certificates of WAXS Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund".

     2.2 Exchange Procedures. As soon as reasonably practicable after the Effective Time, WAXS shall cause the Exchange Agent to mail to each holder of a Certificate (other than to holders of Dissenter's Shares) (i) a letter of transmittal which shall advise such holder of the effectiveness of the Merger and specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as WAXS may reasonably specify and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor promptly (A) one or more shares of WAXS Common Stock (which shall be in uncertificated book entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.6 (after taking into account all shares of STAR Common Stock then held by such holder), and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of Section 1.6(c), if any, and this
Article II, including cash in lieu of any additional shares of WAXS Common Stock pursuant to Section 2.4 and dividends and other distributions pursuant to
Section 2.3. No interest will be paid or will accrue on any cash payable pursuant to 1.6(c), Section 2.3 or Section 2.4. In the event of transfer of ownership of STAR Common Stock which is not registered in the transfer records of STAR, one or more shares of WAXS Common Stock evidencing, in the aggregate, the proper number of shares of WAXS Common Stock, a check in the proper amount of cash in lieu of any additional shares of WAXS Common Stock pursuant to
Section 2.4, a check in the proper amount of cash pursuant to Section 1.6(c) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such STAR Common Stock to such a transferee if the Certificate representing such shares of STAR Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     2.3 Distributions with Respect to Unexchanged Certificates. No dividends or other distributions declared or made with respect to shares of WAXS Common Stock with a record date after the Effective Time shall be paid to the holder of any unexchanged Certificate with respect to the shares of WAXS Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of WAXS Common Stock shall be paid to any such holder pursuant to Section 2.4 until such holder shall surrender such Certificate in accordance with Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of WAXS Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of WAXS Common Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of WAXS Common Stock, and (b) at the appropriate payment date, the amount of
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dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of WAXS Common Stock.

     2.4 No Fractional Shares of WAXS Common Stock.

          (a) No certificates or scrip or shares of WAXS Common Stock representing fractional shares of WAXS Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of or a holder of shares of WAXS Common Stock.

          (b) Notwithstanding any other provision of this Agreement, each holder of shares of STAR Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of WAXS Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of WAXS Common Stock multiplied by (ii) the average of the daily closing price for a share of WAXS Common Stock on the Nasdaq for the ten (10) consecutive trading days in which such shares are traded on the Nasdaq, ending at the close of trading on the date of the Effective Time or, if such date is not a business day, the business day immediately preceding the date on which the Effective Time occurs. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify WAXS, and WAXS shall promptly deposit such amount with the Exchange Agent and shall cause the Exchange Agent to promptly forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

     2.5 No Further Ownership Rights in STAR Common Stock. As applicable, all shares of WAXS Common Stock issued and cash paid upon conversion of shares of STAR Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.4) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of STAR Common Stock.

     2.6 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six (6) months after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and WAXS for the Merger Consideration with respect to the shares of STAR Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.6 and Section 2.2, any cash in lieu of fractional shares of WAXS Common Stock to which such holders are entitled pursuant to Section 2.4 and any dividends or distributions with respect to shares of WAXS Common Stock to which such holders are entitled pursuant to Section 2.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of STAR Common Stock five (5) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 3.1(c)(3)) shall, to the extent permitted by law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

     2.7 No Liability. None of WAXS, Merger Sub, STAR, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     2.8 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Corporation on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation.

     2.9 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as
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the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of STAR Common Stock formerly represented thereby, any cash in lieu of fractional shares of WAXS Common Stock, and unpaid dividends and distributions on shares of WAXS Common Stock deliverable in respect thereof, pursuant to this Agreement.

     2.10 Withholding Rights. Each of the Surviving Corporation and WAXS shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of STAR Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or WAXS, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of STAR Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or WAXS, as the case may be.

     2.11 Stock Transfer Books. The stock transfer books of STAR shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of STAR Common Stock thereafter on the records of STAR. On or after the Effective Time, any Certificates presented to the Exchange Agent or WAXS for any reason shall be converted as provided in Articles I and II hereof.

                                  ARTICLE III


                         REPRESENTATIONS AND WARRANTIES


     3.1 Representations and Warranties of WAXS and Merger Sub. Except as set forth in the WAXS SEC Reports (as defined below) filed and publicly available prior to the date hereof or the WAXS Disclosure Schedule delivered by WAXS to STAR prior to the execution of this Agreement (the "WAXS Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein), WAXS and Merger Sub represent and warrant to STAR as follows:

          (a) Organization; Standing and Power; Subsidiaries.

             (1) Each of WAXS, its Subsidiaries (as defined in Section 8.12) and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect on WAXS, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify or to be in good standing would not have a Material Adverse Effect on WAXS. The copies of the certificate of incorporation and bylaws of WAXS and Merger Sub which were previously furnished or made available to STAR are true, complete and correct copies of such documents as in effect on the date of this Agreement.

             (2) Exhibit 21.1 to WAXS's Annual Report on Form 10-K for the year ended December 31, 1998 includes all the Subsidiaries of WAXS which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by WAXS, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively "Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Neither WAXS nor any of its Subsidiaries directly or
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        indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than the Subsidiaries of WAXS) that is or would reasonably be expected to be material to WAXS and its Subsidiaries taken as a whole.

          (b) Capital Structure.  As of February 7, 2000:

             (1) The authorized capital stock of WAXS consists of (A) 150,000,000 shares of WAXS Common Stock, of which 53,787,805 shares are outstanding and no shares are held in the treasury of WAXS and (B) 10,000,000 shares of Preferred Stock, par value $.01 per share, of which 50,000 shares designated as 4.25% Cumulative Senior Perpetual Convertible Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred Stock"), and 350,259.875 shares designated as Convertible Preferred Stock, Series C (the "Series C Preferred Stock"), are outstanding. WAXS has reserved or has available 4,347,827 shares of WAXS Common Stock for issuance upon conversion of the Series A Preferred Stock and 18,027,478 shares of WAXS Common Stock for issuance upon conversion of the Series C Preferred Stock. All issued and outstanding shares of the capital stock of WAXS are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. In addition to the rights described in Section 3.1(b) of the WAXS Disclosure Schedule, there are outstanding options, warrants or other rights (a "WAXS Stock Option") to acquire 13,133,837 shares of capital stock from WAXS.

             (2) No bonds, debentures, notes or other indebtedness of WAXS having the right to vote on any matters on which holders of capital stock of WAXS may vote ("WAXS Voting Debt") are issued or outstanding.

             (3) Except as otherwise set forth in this Section 3.1(b) and as contemplated by Section 1.5 and Section 1.6, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which WAXS or any of its Subsidiaries is a party or by which any of them is bound obligating WAXS or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of WAXS or any of its Subsidiaries or obligating WAXS or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call right, commitment, agreement, arrangement or undertaking. There are no outstanding obligations of WAXS or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of WAXS or any of its Subsidiaries.

          (c) Authority; No Conflicts.

             (1) WAXS and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, subject, in the case of
        WAXS, to the approval by the stockholders of WAXS by the Required WAXS Vote (as defined in Section 3.1(g)) of this Agreement, the Merger and the other transactions contemplated hereby and, in the case of Merger Sub, the affirmative vote of WAXS, as sole stockholder thereof, of this Agreement, the Merger and the other transactions contemplated hereby.
        The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of WAXS and Merger Sub, subject, in the case of WAXS, to the approval by the stockholders of WAXS of this Agreement, the Merger and the transactions contemplated hereby by the Required WAXS Vote and subject, in the case of Merger Sub, to the affirmative vote of WAXS, as sole stockholder thereof, of this Agreement, the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by WAXS and Merger Sub and constitutes a valid and binding agreement of each of WAXS and Merger Sub, enforceable against it in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights
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        generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

             (2) Subject, in the case of WAXS, to the approval by the stockholders of WAXS of this Agreement, the Merger and the transactions contemplated hereby by the Required WAXS Vote and, in the case of Merger Sub, the affirmative vote of WAXS, as sole stockholder thereof, of this Agreement, the Merger and the other transactions contemplated hereby, the execution and delivery of this Agreement by WAXS and Merger Sub does not, and the consummation by WAXS and Merger Sub of the Merger and the other actions contemplated hereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a "Violation") of: (A) any provision of the certificate of incorporation or bylaws of WAXS, any Subsidiary of WAXS or Merger Sub, or (B) except as would not have a Material Adverse Effect on WAXS and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (3) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to WAXS, any Subsidiary of WAXS or their respective properties or assets.

             (3) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any supranational, national, state, municipal, local or foreign regulatory, taxing, importing or other governmental or quasi-governmental authority (a "Governmental Entity"), is required by or with respect to WAXS, any Subsidiary of WAXS or Merger Sub in connection with the execution and delivery of this Agreement by WAXS or Merger Sub or the consummation of the Merger and the other transactions contemplated hereby, except for those required under or in relation to
        (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) state securities or "blue sky" laws (the "Blue Sky Laws"), (C) the Communications Act of 1996, as amended (the "Communications Act"), and all applicable state public utilities laws,
        (D) the Securities Act, (E) the Exchange Act, (F) the DGCL with respect to the filing of the Certificate of Merger, (G) rules and regulations of Nasdaq, (H) antitrust or other competition laws of other jurisdictions,
        (I) such consents, approvals, orders, authorizations, registrations, declarations and filings as are required by applicable laws, regulations and rules governing the telecommunications business including, without limitation, those of the United States Federal Communication Commission (the "FCC"), (J) any filings and approvals expressly contemplated by this Agreement, and (K) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not have a Material Adverse Effect on WAXS. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (K) are hereinafter referred to as "Necessary Consents".

          (d) Reports and Financial Statements.

             (1) WAXS has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it under the federal securities laws with the SEC since January 1, 1998 (collectively, including all exhibits thereto, the "WAXS SEC Reports"). No Subsidiary of WAXS, including, without limitation Merger Sub, is required to file any form, report, registration statement, prospectus or other document with the SEC not otherwise filed with a WAXS SEC Report. As of the respective times such documents were filed or, as applicable, became effective, or as subsequently amended, the WAXS SEC Reports
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        complied as to form and content, in all material respects, with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder and, taken as a whole, the WAXS SEC Reports do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the WAXS SEC Reports (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of WAXS and its Subsidiaries as of the respective dates or for the respective periods set forth therein all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments that have not been and are not expected to be material in amount. All of such WAXS SEC Reports, as of their respective dates (or as of the date of any amendment to the respective WAXS SEC Report filed prior to the date of this Agreement), complied or will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

             (2) Since December 31, 1998, WAXS and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of WAXS and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business or (B) liabilities that would not have a Material Adverse Effect on WAXS.

          (e) Information Supplied. None of the information supplied or to be supplied by WAXS for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus (as defined herein) will, on the date it is first mailed to WAXS's and STAR's stockholders, as applicable, or at the time of the WAXS Stockholders Meeting or the STAR Stockholders Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will, on the date it is first mailed to WAXS's and STAR's stockholders and at the time of the WAXS Stockholders Meeting and the STAR Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

          (f) WAXS Board Approval. The Board of Directors of WAXS, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the "WAXS Board Approval"), has duly (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of WAXS and its stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) declared the advisability of this Agreement, the Merger and the other transactions contemplated hereby, and, further, (iv) recommended that the stockholders of WAXS approve and adopt this Agreement, the Merger and the other transactions contemplated hereby and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by WAXS's stockholders at the WAXS Stockholders Meeting.

          (g) Required WAXS Stockholder Vote. The affirmative vote of holders of shares of WAXS Common Stock, Series A Preferred Stock and Series C Preferred Stock, voting together as a single class, representing a majority of the outstanding shares of WAXS Common Stock, Series A Preferred Stock and Series C Preferred Stock (the "Required WAXS Vote"), is the only vote of the holders of any class or series of WAXS capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

          (h) Required Merger Sub Board Approval. The Board of Directors of Merger Sub, by resolutions duly adopted by a unanimous written consent and not subsequently rescinded or modified
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     in any way, has duly (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Merger Sub and its sole stockholder, WAXS, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and
     (iii) declared the advisability of this Agreement, the Merger and the other transactions contemplated hereby, and, further, (iv) recommended that WAXS adopt this Agreement and approve the Merger and the other transactions contemplated hereby and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by WAXS at a meeting duly called.

          (i) Required Merger Sub Stockholder Vote. The affirmative vote of WAXS, as sole stockholder of Merger Sub, is the only vote of the holders of any class or series of Merger Sub capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

          (j) Litigation: Compliance with Laws.

             (1) There is no suit, investigation, action or proceeding pending or, to the Knowledge of WAXS, threatened, against or affecting WAXS or any Subsidiary of WAXS having, or which would have a Material Adverse Effect on WAXS, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against WAXS or any Subsidiary of WAXS having, or which would have a Material Adverse Effect on WAXS.

             (2) Except as would not have a Material Adverse Effect on WAXS, WAXS and its Subsidiaries hold all permits, licenses, variances, authorizations, exemptions, orders and approvals of all Governmental Entities including, without limitation, the FCC and state public utilities commissions, which are necessary for the operation of the businesses of WAXS and its Subsidiaries (the "WAXS Permits"). Such WAXS permits are valid and in full force and effect and WAXS and its Subsidiaries are in compliance with the terms of the WAXS Permits, except where the failure to be valid and in full force and effect or to so comply would not have a Material Adverse Effect on WAXS. The businesses of WAXS and its Subsidiaries are not being conducted in violation of, and WAXS has not received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not have a Material Adverse Effect on WAXS. WAXS is not aware of any threatened suspension, cancellation or invalidation of any such WAXS Permit. Except as set forth in the WAXS SEC Reports or except as would not have a Material Adverse Effect on WAXS, neither WAXS nor any of its Subsidiaries has received notice from either the FCC or any state public utilities commissions of any complaint filed therewith concerning WAXS or any of its Subsidiaries, operations or services.

          (k) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, and except as permitted by Section 4.1, since December 31, 1998 through and including the date hereof, (i) WAXS and its Subsidiaries have conducted, in all material respects, their business only in the ordinary course and (ii) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on WAXS, other than any change, circumstance or effect relating (A) to the economy or financial markets in general, or (B) in general to the industries in which WAXS and its Subsidiaries operate and not specifically relating to WAXS and its Subsidiaries.

          (l) Intellectual Property. Except as would not have a Material Adverse Effect on WAXS: (i) WAXS and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens, or claim of rights therein by any third party) all Intellectual Property (as defined below) used in or necessary for the conduct of its business as currently conducted, (ii) the use of any Intellectual Property by WAXS and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which WAXS or any Subsidiary acquired the right to use any Intellectual Property;
     (iii) to the Knowledge of WAXS, no Person is challenging, infringing on or otherwise violating any right of WAXS or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to WAXS or its
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     Subsidiaries; and (iv) neither WAXS nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by WAXS and its Subsidiaries and to WAXS's Knowledge no Intellectual Property owned and/or licensed by WAXS or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, "Intellectual Property" shall mean trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; non-public information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights; and any claims or causes of action arising out of or relating to any infringement or misappropriation of any of the foregoing.

          (m) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of WAXS, except Donaldson, Lufkin & Jenrette Securities Corporation (the "WAXS Financial Advisor"), whose fees and expenses will be paid by WAXS in accordance with WAXS's agreement with such firm, a copy of which has been, or will be promptly when available, provided to STAR.

          (n) Opinion of WAXS Financial Advisor. WAXS has received the opinion of the WAXS Financial Advisor, dated the date of this Agreement, to the effect that as of such date, the Merger Consideration is fair, from a financial point of view, to WAXS and its stockholders, a copy of which has been provided to STAR.

          (o) Taxes.

             (1) (i) All material Tax Returns of WAXS and each of its Subsidiaries have been filed, or requests for extensions have been timely filed and have not expired; (ii) all Tax Returns filed by WAXS and its Subsidiaries are complete and accurate in all material respects;
        (iii) all Taxes shown to be due on such Tax Returns or on subsequent assessments with respect thereto have been paid or adequate reserves have been established for the payment of such Taxes, and no other material Taxes are payable by WAXS or any of its Subsidiaries with respect to items or periods covered by such Tax Returns (whether or not shown on or reportable on such Tax Returns) or with respect to any period prior to the date of this Agreement; (iv) there are no material liens on any of the assets of WAXS or any of its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that WAXS and its Subsidiaries is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established; and (v) there is no audit, examination, deficiency or refund litigation or matter in controversy with respect to any Taxes of WAXS and its Subsidiaries that might reasonably be expected to result in a Tax determination which would have a Material Adverse Effect on WAXS.

             (2) There are no contracts, agreements, plans or arrangements, including but not limited to the provisions of this Agreement, covering any employee or former employee of WAXS or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount (or portion thereof) that would not be deductible pursuant to Sections 280G, 404, or 162 of the Code.

             (3) Neither WAXS nor any of its Subsidiaries is a party to a Tax Sharing Agreement.
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          (p) Certain Contracts.  Neither WAXS nor any of its Subsidiaries is a
     party to or bound by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any noncompetition agreement or any other agreement or arrangement that limits or otherwise restricts WAXS or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business or in any geographic area, which agreement or arrangement would have a Material Adverse Effect on WAXS or the Surviving Corporation after giving effect to the Merger, or (iii) any agreement or arrangement between WAXS or any of its Subsidiaries, on the one hand, and any affiliates, directors or officers of WAXS or its Subsidiaries, on the other hand, that is not on arm's-length terms. All contracts filed with the WAXS SEC Reports and the contracts listed on
     Section 3.1(p) of the WAXS Disclosure Schedule are valid, binding and are in full force and effect and enforceable in accordance with their respective terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, moratorium, reorganization, or other laws affecting the enforcement or creditors' rights generally or by general equitable principles, and other than such contracts which by their terms are no longer in force or effect. Neither WAXS nor its Subsidiaries are in violation or breach of or default under any such contract, nor to WAXS's and its Subsidiaries' Knowledge, is any other party to any such contract in violation or breach or other default under any such contract, except for any such violation, breach or default which would not have a Material Adverse Effect on WAXS.

     3.2 Representations and Warranties of STAR. Except as set forth in the STAR SEC Reports (as defined below) filed and publicly available prior to the date hereof or the STAR Disclosure Schedule delivered by STAR to WAXS prior to the execution of this Agreement (the "STAR Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein), STAR represents and warrants to WAXS as follows:

          (a) Organization; Standing and Power; Subsidiaries.

             (1) Each of STAR and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Material Adverse Effect on STAR, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing would not have a Material Adverse Effect on STAR. The copies of the certificate of incorporation and bylaws of STAR which were previously furnished or made available to WAXS are true, complete and correct copies of such documents as in effect on the date of this Agreement.

             (2) Exhibit 21.1 to STAR's Annual Report on Form 10-K for the year ended December 31, 1998 includes all the Subsidiaries of STAR which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by STAR, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Neither STAR nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than the Subsidiaries of STAR), that is or would reasonably be expected to be material to STAR and its Subsidiaries taken as a whole.

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          (b) Capital Structure.

             (1) The authorized capital stock of STAR consists of (A) 50,000,000 shares of STAR Common Stock, of which 58,683,131 shares are outstanding and no shares are held in the treasury of STAR and (B) 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are outstanding. All issued and outstanding shares of the capital stock of STAR are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There are outstanding options, warrants or other rights to acquire 4,173,571 shares of capital stock from STAR. Section 3.2(b) of the STAR Disclosure Schedule lists the exercise price and vesting schedule for each STAR Stock Option.

             (2) No bonds, debentures, notes or other indebtedness of STAR having the right to vote on any matters on which holders of capital stock of STAR may vote ("STAR Voting Debt") are issued or outstanding.

             (3) Except as otherwise set forth in this Section 3.2(b), there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which STAR or any of its Subsidiaries is a party or by which any of them is bound obligating STAR or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of STAR or any of its Subsidiaries or obligating STAR or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding obligations of STAR or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of STAR or any of its Subsidiaries.

          (c) Authority; No Conflicts.

             (1) STAR has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, subject to the approval by the stockholders of STAR by the Required STAR Vote (as defined in Section 3.2(g)) of this Agreement, the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of STAR, subject to the approval by the stockholders of STAR of this Agreement and the Merger and the other transactions contemplated hereby by the Required STAR Vote. This Agreement has been duly executed and delivered by STAR and constitutes a valid and binding agreement of STAR, enforceable against it in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

             (2) Subject to the approval by the stockholders of STAR of this Agreement, the Merger and the other transactions contemplated hereby by the Required STAR Vote, the execution and delivery of this Agreement by STAR does not, and the consummation by STAR of the Merger and the other actions contemplated hereby will not, conflict with, or result in a Violation of: (A) any provision of the certificate of incorporation or bylaws of STAR or a Shareholder or any Subsidiary of STAR or (B) except as would not have a Material Adverse Effect on STAR, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (3) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to STAR, any Subsidiary of STAR or their respective properties or assets.

             (3) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to STAR or any Subsidiary of
                                      A-13
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        STAR in connection with the execution and delivery of this Agreement by
        STAR, or the consummation of the Merger and the other transactions contemplated hereby, except the Necessary Consents and such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not have a Material Adverse Effect on STAR.

          (d) Reports and Financial Statements.

             (1) STAR has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it under the federal securities laws with the SEC since January 1, 1998 (collectively, including all exhibits thereto, the "STAR SEC Reports"). No Subsidiary of STAR is required to file any form, report, registration statement or prospectus or other document with the SEC not otherwise filed with an STAR SEC Report. As of the respective times such documents were filed or, as applicable, became effective, or as subsequently amended, the STAR SEC Reports complied as to form and content, in all material respects, with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and, taken as a whole, the STAR SEC Reports do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the STAR SEC Reports (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of STAR and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments that have not been and are not expected to be material in amount. All of such STAR SEC Reports, as of their respective dates (or as of the date of any amendment to the respective STAR SEC Report filed prior to the date of this Agreement), complied or will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

             (2) Since December 31, 1998, STAR and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of STAR and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business or (B) liabilities that would not have a Material Adverse Effect on STAR.

          (e) Information Supplied. None of the information supplied or to be supplied by STAR for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, on the date it is first mailed to WAXS's or STAR's stockholders, as applicable, or at the time of the WAXS Stockholders Meeting (as defined in Section 5.1) or the STAR Stockholders Meeting, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (f) Board Approval. The Board of Directors of STAR, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the "STAR Board Approval"), has duly (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of STAR and its stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) declared the advisability of this Agreement, the Merger and the other transactions contemplated hereby, and, further, (iv) recommended that the stockholders of STAR approve and adopt this Agreement, the Merger and the other transactions contemplated hereby and directed that
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

     this Agreement and the transactions contemplated hereby be submitted for consideration by STAR's stockholders.

          (g) Required Stockholder Vote. The affirmative vote of the holders of a majority of the outstanding shares of STAR Common Stock (the "Required STAR Vote") is the only vote of the holders of any class or series of STAR capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

          (h) Litigation: Compliance with Laws.

             (1) There is no suit, investigation, action or proceeding pending or, to the Knowledge of STAR, threatened, against or affecting STAR or any Subsidiary of STAR having, or which would have a Material Adverse Effect on STAR, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against STAR or any Subsidiary of STAR having, or which would have a Material Adverse Effect on STAR.

             (2) Except as would not have a Material Adverse Effect on STAR, STAR and its Subsidiaries hold all permits, licenses, variances, authorizations, exemptions, orders and approvals of all Governmental Entities including, without limitation, the FCC and state public utilities commissions, necessary for the operation of the businesses of STAR and its Subsidiaries (the "STAR Permits"). Such STAR permits are valid and in full force and effect and STAR and its Subsidiaries are in compliance with the terms of the STAR Permits, except where the failure to be valid and in full force and effect or to so comply would not have a Material Adverse Effect on STAR. The businesses of STAR and its Subsidiaries are not being conducted in violation of, and STAR has not received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not have a Material Adverse Effect on STAR. STAR is not aware of any threatened suspension, cancellation or invalidation of any STAR Permit. Except as set forth in the STAR SEC Reports or except as would not have a Material Adverse Effect on STAR, STAR has not received notice from either the FCC or any state public utilities commissions of any complaint filed therewith concerning STAR or any of its Subsidiaries, operations or services.

          (i) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, except as disclosed in the STAR SEC Reports filed prior to the date of this Agreement, and except as permitted by Section 4.2, since December 31, 1998 through and including the date hereof, (i) STAR and its Subsidiaries have conducted, in all material respects, their business only in the ordinary course and (ii) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on STAR, other than any change, circumstance or effect relating (A) to the economy or financial markets in general, or (B) in general to the industries in which STAR and its Subsidiaries operate and not specifically relating to STAR and its Subsidiaries.

          (j) Employee Benefits Matters.

             (1) Section 3.2(j)(l) of the STAR Disclosure Schedule sets forth a list of all material agreements, arrangements, commitments, and policies
        (i) which relate to employee benefits; (ii) which pertain to present or former employees, retirees, directors or independent contractors (or their beneficiaries, dependents or spouses) of STAR; and (iii) which are currently or expected to be adopted, maintained by, sponsored by, or contributed to by STAR or any other employer (a "STAR Affiliate") which, under Section 414 of the Code, would constitute a single employer with STAR (collectively referred to as "STAR Employee Benefit Plans"), including, but not limited to, all: (A) employee benefit plans as defined in Section 3(3) of ERISA; and (B) all other deferred compensation, incentive, profit-sharing, thrift, stock ownership, stock appreciation rights, bonus, stock option, stock purchase, vacation, or other benefit plans or arrangements.

             (2) STAR and all STAR Affiliates have complied with their respective substantive obligations with respect to all STAR Employee Benefit Plans (including, but not limited to, (i) filing or distributing all reports or notices required by ERISA or the Code and (ii) complying with all requirements of Part 6 of Title I of ERISA and Code Section 4980B) and have maintained the STAR Employee Benefit Plans in compliance with all applicable laws and regulations (including, but not limited to, ERISA and the Code), except where the failure to comply with such obligations would not result in a Material Adverse Effect on STAR. Each STAR Employee Benefit Plan that is intended to qualify under Code
        Section 401(a) has received a favorable determination letter (or other ruling indicating its tax-qualified status) from the IRS, and the IRS has not threatened or taken any action to revoke any favorable determination letter issued with respect to any such STAR Employee Benefit Plan. No statement, either oral or written, has been made by STAR or any STAR Affiliate (or any agent of either) to any Person regarding any STAR Employee Benefit Plans that is not in accordance with the terms of that plan that would have a Material Adverse Effect on STAR.

             (3) STAR has made available to WAXS true, correct and complete copies of all of the current documents relating to the STAR Employee Benefit Plans, including, but not limited to: (i) all plan texts (including any subsequent amendments), trust instruments and other funding arrangements adopted or entered into in connection with each of the STAR Employee Benefit Plans; (ii) the notices and election forms used to notify employees and their dependents of their continuation coverage rights under group health plans (under Code Section 4980B(f) and ERISA Section 606), if applicable; and (iii) the most recent Form 5500 annual reports (including all schedules thereto), summary plan descriptions and favorable determination letters, if applicable, for Employee Benefit Plans. Since the date such documents were supplied to WAXS, no plan amendments have been adopted and no such amendments or changes shall be adopted or made prior to the Closing Date without WAXS's approval, except as required by applicable law after the date hereof.

             (4) Neither STAR nor any STAR Affiliate has any agreement, arrangement, commitment or understanding to create any additional STAR Employee Benefit Plans or to continue, modify, change or terminate any existing STAR Employee Benefit Plans that could have a Material Adverse Effect on STAR.

             (5) None of the STAR Employee Benefit Plans (i) is currently under investigation, audit or review by the U.S. Department of Labor, the IRS, the Pension Benefit Guaranty Corporation or any other federal or state agency or (ii) is liable for any federal, state, local or foreign taxes that would have a Material Adverse Effect on STAR. Except for such liabilities that would not have a Material Adverse Effect on STAR, there is no transaction in connection with which STAR or any STAR Affiliate could be subject to either a civil penalty assessed pursuant to ERISA
        Section 502, a tax imposed by Code Section 4975 or liability for a breach of fiduciary responsibility under ERISA.

             (6) Other than routine claims for benefits payable to participants or beneficiaries in accordance with the terms of the STAR Employee Benefit Plans, or relating to qualified domestic relations orders (as defined in Section 414(p) of the Code), there are no claims, pending or threatened, by any participant or beneficiary against any of the STAR Employee Benefit Plans or any fiduciary of any of the STAR Employee Benefit Plans that could have a Material Adverse Effect on STAR.

             (7) Neither STAR nor any STAR Affiliate has at any time maintained, sponsored or contributed to any "pension plan" as defined in ERISA
        Section 3(2) which is subject to Title IV of ERISA or contributed to any pension plan which is a "multiemployer plan" as defined in ERISA Section 3(37)(A).

             (8) Section 3.2(j)(8) of the STAR Disclosure Schedule sets forth a list of all agreements, arrangements, commitments and STAR Employee Benefit Plans, under which (i) any benefits
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        will be increased, (ii) the vesting or exercisability of benefits will be accelerated, (iii) amounts will become immediately payable, and/or
        (iv) the immediate funding for any benefits is required, upon the occurrence of the transaction contemplated by this Agreement. Section 3.2(j)(8) of the STAR Disclosure Schedule sets forth an estimate of the total value and/or cost of any such change in control benefits and/or funding and the time periods in which such payments must be made and/or funding obligations must be met, including but not limited to the value and/or costs of any gross up payments for tax purposes.

             (9) To the Knowledge of STAR, no key employee, or group of employees of STAR has any plans to terminate employment with STAR other than employees with plans to retire. STAR has complied in all material respects with all laws relating to the employment of labor, including provisions thereof relating to wages, hours and equal opportunity, and it does not have any material labor relations problems (including threatened or actual strikes or work stoppages or material grievances).

             (10) Neither STAR nor any of its Subsidiaries is a party to any collective bargaining agreement.

          (k) Intellectual Property. Except as would not have a Material Adverse Effect on STAR: (i) STAR and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens, or claims of rights therein by any third party), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, (ii) the use of any Intellectual Property by STAR and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which STAR or any Subsidiary acquired the right to use any Intellectual Property; (iii) to the Knowledge of STAR, no Person is challenging, infringing on or otherwise violating any right of STAR or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to STAR or its Subsidiaries; and (iv) neither STAR nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by STAR and its Subsidiaries and to STAR's Knowledge, no Intellectual Property owned and/or licensed by STAR or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

          (l) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of STAR except Deutsche Bank Alex Brown (the "STAR Financial Advisor"), whose fees and expenses will be paid by STAR in accordance with STAR's agreement with such firm, a copy of which has been, or will be promptly when available, provided to WAXS.

          (m) Opinion of STAR Financial Advisor. STAR has received the opinion of the STAR Financial Advisor, dated the date of this Agreement, to the effect that as of such date, the Merger Consolidation is fair, from a financial point of view, to STAR and its stockholders, a copy of which has been provided to WAXS.

          (n) Taxes.

             (1) (i) All material Tax Returns of STAR and each of its Subsidiaries have been filed, or requests for extensions have been timely filed and have not expired; (ii) all Tax Returns filed by STAR and its Subsidiaries are complete and accurate in all material respects;
        (iii) all Taxes shown to be due on such Tax Returns or on subsequent assessments with respect thereto have been paid or the STAR SEC Reports reflect that adequate reserves have been established for the payment of such Taxes, and no other material Taxes are payable by STAR and its Subsidiaries with respect to items or periods covered by such Tax Returns (whether or not shown on or reportable on such Tax Returns) or with respect to any period prior to the date of this Agreement; (iv) STAR and each of its Subsidiaries have disclosed on its federal income Tax Return all positions taken therein that could give rise to a substantial understatement of income
                                      A-17
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        Tax within the meaning of Section 6662 of the Code; (v) there are no material liens on any of the assets of STAR or any of its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that STAR or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which the STAR SEC Reports reflect that appropriate reserves have been established; (vi) no power of attorney to deal with Tax matters or waiver or extension of any statute of limitations with respect to Taxes has been granted by STAR or any of its Subsidiaries; and (vii) there is no (X) audit, examination, deficiency or refund litigation or matter in controversy with respect to any Taxes of STAR and its Subsidiaries nor (Y) has the IRS nor any other Tax authority asserted any claim for Taxes in writing, or to the knowledge of STAR, is threatening to assert any claim for Taxes, that might reasonably be expected to result in a Tax determination which would have a Material Adverse Effect on STAR.

             (2) [Intentionally omitted.]

             (3) There are no contracts, agreements, plans or arrangements, including but not limited to the provisions of this Agreement, covering any employee or former employee of STAR or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount (or portion thereof) that would not be deductible pursuant to Sections 280G, 404, or 162 of the Code.

             (4) Neither STAR nor any of its Subsidiaries is a party to (A) a Tax Sharing Agreement, (B) transactions which have produced deferred intercompany gains, losses or other intercompany items or excess loss accounts (within the meaning of Treas. Reg. sec. 1.1502-13 or 1.1502-19, respectively, or any predecessor regulations or any comparable items for state, local or non-United States Tax purposes), or (C) any joint venture, partnership, limited liability company or other arrangement or contract that should be treated as a partnership for federal income Tax purposes or as to which, an election has been made under Treas. Reg. sec. 301.7701-3 to have the entity disregarded for federal income Tax purposes as an entity separate from its owner.

             (5) None of STAR and its Subsidiaries (A) has or has had operations or assets outside the United States taxable as a "branch" by the United States or as a "permanent establishment" by any foreign country, (B) has received written notice of any claim made by a Tax authority in a jurisdiction where STAR or any of its Subsidiaries does not file Tax Returns that it is or may be subject to Taxes in such jurisdiction, (C) does business in or derives income from any state, local territorial or non-United States taxing jurisdiction other than those for which Tax Returns have been filed and made available to WAXS pursuant to Section
        3.2 (n)(6) hereof, (D) is a "passive foreign investment company" within the meaning of the Code, (E) has participated in or cooperated with an international boycott or has been requested to do so in connection with any prior transaction or the transactions contemplated by this Agreement, and (F) has availed itself of any Tax amnesty, Tax holiday or similar relief in any jurisdiction.

             (6) STAR has made available to WAXS true copies of (A) all material Tax Returns that STAR or its Subsidiaries have filed since January 1, 1994 and (B) all material correspondence, including without limitation, closing agreements, private letter rulings, advance pricing agreements and gain recognition agreements and other written submissions to or communications with any Tax authorities.

          (o) Certain Contracts. Neither STAR nor any of its Subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any noncompetition agreement or any other agreement or arrangement that limits or otherwise restricts STAR or any of its Subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict WAXS or the Surviving Corporation or any of its affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, which agreement or arrangement would have a Material Adverse Effect on WAXS or the Surviving Corporation, (iii) any agreement or arrangement between STAR or any of its Subsidiaries, on the one hand, and any affiliates, directors or officers of STAR or its Subsidiaries, on the other hand, that is
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     not on arm's-length terms or (iv) any agreement or arrangement that may require the payment of money or provision of services in excess of $500,000 annually or $1,000,000 over the term of such agreement or arrangement. All contracts filed with the STAR SEC Reports and the contracts listed on
     Section 3.2(o) of the STAR Disclosure Schedule are valid binding and are in full force and effect and enforceable in accordance with their respective terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, moratorium, reorganization, or other laws affecting the enforcement of creditors' rights generally or by general equitable principles, and other than such contracts which by their terms are no longer in force or effect. Neither STAR nor its Subsidiaries are in violation or breach of or default under any such contract, nor to STAR's Knowledge, is any other party to any such contract in violation or breach or other default under any such contract, except for any such violation, breach or default which would not have a Material Adverse Effect on STAR.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     4.1 Covenants of STAR. During the period from the date of this Agreement and continuing until the Effective Time, STAR agrees as to itself and its Subsidiaries that (except as expressly required, contemplated or permitted by this Agreement or the STAR Disclosure Schedule or as required by a Governmental Entity of competent jurisdiction or any law or regulation or to the extent that WAXS shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned):

          (a) Ordinary Course. STAR and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use all reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having significant business dealings with them.

          (b) Dividends; Changes in Share Capital. STAR shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by wholly-owned Subsidiaries of STAR, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such action by a wholly-owned Subsidiary of STAR which remains a wholly-owned Subsidiary after consummation of such transaction, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of STAR or any of its Subsidiaries or any securities convertible into or exercisable for any shares of such capital stock except for the purchase from time to time by STAR of STAR Common Stock in the ordinary course of business consistent with past practice in connection with the STAR Employee Benefit Plans.

          (c) Issuance of Securities. STAR shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any STAR Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or STAR Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of STAR Common Stock upon the exercise of STAR Stock Options or in connection with other stock-based Benefits Plans outstanding on the date hereof, in each case in accordance with their present terms, or (ii) issuances by a wholly-owned Subsidiary of STAR of capital stock to such Subsidiary's parent or another wholly-owned subsidiary of STAR.

          (d) Governing Documents. Except to the extent required by the rules and regulations of the Nasdaq, neither STAR nor any of its Subsidiaries shall amend or propose to amend their respective certificates of incorporation, by-laws or other governing documents.

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          (e) Acquisitions.  STAR shall not, and shall not permit any of its
     Subsidiaries to acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the operations of the business of STAR and its Subsidiaries in the ordinary course).

          (f) Sales. Except as set forth in Section 4.1(f) of the STAR Disclosure Schedule, STAR shall not, and shall not permit any of its Subsidiaries to, sell or agree to sell by merging or consolidating with, or by selling or substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise sell or agree to sell any assets (other than the sale of assets used in the operations of the business of STAR and its Subsidiaries in the ordinary course; provided, however, STAR may enter into a definitive agreement for (and consummate) the PT-1 Sale on terms and conditions which would satisfy the condition set forth in Section 6.2(h) hereof).

          (g) Investments; Indebtedness. STAR shall not, and shall not permit any of its Subsidiaries to, (i) make any loans, advances or capital commitments to, or investments in, any other Person, other than (x) by STAR or a Subsidiary of STAR to or in STAR or in any Subsidiary of STAR or (y) pursuant to any contract or other legal obligation of STAR or any of its Subsidiaries existing at the date hereof or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt or securities, guarantees, loans or advances not in existence as of the date hereof except pursuant to credit facilities, indentures and other arrangements in existence on the date hereof or in the ordinary course of business consistent with past practice, in each case as such credit facilities, indentures and other arrangements may be amended, extended, modified, refunded, renewed or refinanced after the date hereof.

          (h) Compensation. Other than as contemplated by Section 4.1(h) of the STAR Disclosure Schedule, STAR shall not increase the amount of compensation of any director or executive officer except in the ordinary course of business consistent with past practice or as required by an existing agreement, make any increase in or commitment to increase any employee benefits, issue any additional STAR Stock Options, adopt or make any commitment to adopt any additional employee benefit plan or make any contribution, other than regularly scheduled contributions, to any Employee Benefit Plan.

          (i) Accounting Methods; Income Tax Matters. STAR shall not change its methods of accounting in effect on December 31, 1998, except as required by changes in GAAP as concurred in by STAR's independent auditors. STAR shall not (i) change its fiscal year, (ii) make any material tax election, (iii) adopt or change any Tax accounting method, (iv) enter into any closing agreement, (v) settle or compromise a Tax liability with a Tax authority,
     (vi) surrender any right to claim a refund of Taxes, or (vii) take (or permit any Subsidiary of STAR to take) any other action which would have the effect of materially increasing the Tax liability or materially decreasing any Tax Asset of STAR or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice.

          (j) Certain Agreements. STAR shall not, and shall not permit any of its Subsidiaries to, enter into any agreement or arrangement that limits or otherwise restricts STAR or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict WAXS or the Surviving Corporation or any of their respective affiliates or any successor thereto, from engaging or competing in any line of business or, in any geographic area which agreement or arrangement would reasonably be expected to have a Material Adverse Effect on WAXS or the Surviving Corporation.

          (k) Other Actions. Notwithstanding the fact that STAR may take certain actions as permitted under Article IV hereof, STAR agrees not to take any action which could reasonably be expected to
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     cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

          (l) Litigation. STAR shall not and shall not permit any of its Subsidiaries to settle or, compromise any litigation, except where the amount paid or payable, in each case, does not exceed $200,000.

     4.2 Control of STAR's Business. Except as provided in Section 5.9, nothing contained in this Agreement shall give WAXS, directly or indirectly, the right to control or direct STAR's operations prior to the Effective Time. Prior to the Effective Time, STAR shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Preparation of Proxy Statement: Stockholders Meetings.

          (a) As promptly as reasonably practicable following the date hereof, WAXS and STAR shall prepare (in form and substance reasonably satisfactory to each of WAXS and STAR) and file with the SEC proxy materials which shall constitute the joint proxy statement and prospectus in connection with the WAXS Stockholders Meeting and the STAR Stockholders Meeting (such proxy statement and prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus") and WAXS shall prepare (in form and substance reasonably satisfactory to each of WAXS and STAR) and file a registration statement on Form S-4 with respect to the issuance of WAXS Common Stock in the Merger (the "Registration Statement"). The Joint Proxy Statement/Prospectus will be included in and will constitute a part of the Registration Statement as WAXS's prospectus. The Registration Statement and the Joint Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of WAXS and STAR shall use reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as reasonably practicable after filing with the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the actions contemplated thereby. WAXS and STAR shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement/Prospectus received from the SEC. WAXS will provide STAR with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC, and will provide STAR with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided, that with respect to documents filed by a party which are incorporated by reference in the Registration Statement or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations. WAXS will use reasonable efforts to cause the Joint Proxy Statements/Prospectus to be mailed to WAXS's stockholders, and STAR will use reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to STAR's stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. WAXS shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of WAXS Common Stock and STAR shall furnish all information concerning STAR and the holders of STAR Common Stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension
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     of the qualification of the WAXS Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to WAXS or STAR, or any of their respective affiliates, officers or directors, should be discovered by WAXS or STAR which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of WAXS and STAR.

          (b) Subject to Section 5.4, STAR shall, as promptly as reasonably practicable following the execution of this Agreement, duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders (the "STAR Stockholders Meeting") (which meeting the parties intend to be held no later than thirty (30) days following the date on which the Registration Statement has been declared effective by the SEC) for the purpose of obtaining the Required STAR Vote with respect to the actions contemplated by this Agreement and shall take all lawful action to solicit the adoption of this Agreement by the Required STAR Vote. Subject to Section 5.4, the Board of Directors of STAR shall recommend adoption of this Agreement by the stockholders of STAR to the effect as set forth in
     Section 3.2(f), and shall not withdraw, modify or materially qualify in any manner adverse to WAXS such recommendation or take any action or make any statement in connection with the STAR Stockholders Meeting materially inconsistent with such recommendation (collectively, an "Adverse Change in the STAR Recommendation"); provided, however, that the foregoing shall not prohibit accurate disclosure of factual information regarding the business, financial condition or results of operations of WAXS or STAR or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal (provided, that the Board of Directors of STAR does not withdraw, modify or materially qualify in any manner adverse to WAXS its recommendation) in the Registration Statement or the Joint Proxy Statement/Prospectus, to the extent such information, facts, identity or terms is required to be disclosed therein under applicable law.

          (c) WAXS shall, as promptly as reasonably practicable following the execution of this Agreement, duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders (the "WAXS Stockholders Meeting") (which meeting the parties intend to be held no later than thirty (30) days following the date on which the Registration Statement has been declared effective by the SEC) for the purpose of obtaining the Required WAXS Vote with respect to the transactions contemplated by this Agreement and shall take all lawful action to solicit the approval of the transactions contemplated hereby by the Required WAXS Vote. The Board of Directors of WAXS shall recommend approval of the transactions contemplated hereby by the stockholders of WAXS to the effect as set forth in Section 3.1(f), and shall not withdraw, modify or materially qualify in any manner adverse to STAR such recommendation or take any action or make any statement in connection with the WAXS Stockholders Meeting materially inconsistent with such recommendation; provided, however, that the foregoing shall not prohibit accurate disclosure of factual information regarding the business, financial condition or operations of WAXS or STAR.

     5.2 Access to Information. Upon reasonable notice, each of STAR and WAXS shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party hereto reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers and employees and, during such period, each of STAR and WAXS shall (and shall cause its Subsidiaries to) furnish promptly to the other party hereto (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the
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requirements of federal or state securities laws, as applicable (other than documents which such party is not permitted to disclose under applicable law), and (b) consistent with its legal obligations, all other information concerning it and its business, properties and personnel as such other party may reasonably request; provided, however, that either STAR or WAXS may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict access to any properties or information. The parties will hold any such information which is non-public in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated December 17, 1999, between STAR and WAXS (the "Confidentiality Agreement"). Any investigation by WAXS or STAR shall not affect the representations and warranties made herein of STAR or WAXS, as the case may be.

     5.3 Reasonable Efforts.

          (a) Subject to the terms and conditions of this Agreement, each party will use reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, registrations, permits, authorizations, tax rulings, orders and approvals. The parties each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by it or any of its Subsidiaries or affiliates from any Governmental Entity or third party with respect to the Merger or any of the other transactions contemplated by this Agreement, in each case, to the extent permitted by law or regulation or any applicable confidentiality agreements existing on the date hereof.

          (b) Promptly following execution of this Agreement, STAR and WAXS shall promptly prepare and file any required notifications with the United States Department of Justice and the Federal Trade Commission as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The parties shall cooperate with each other in connection with the preparation of such notifications and related matters, including sharing information concerning sales and ownership and such other information as may be needed to complete such notification, and providing a copy of such notifications to the other prior to filing; provided, that WAXS and STAR shall have the right to redact any dollar revenue information from the copies of such notifications provided to the other parties. The parties shall keep all information about the other obtained in connection with the preparation of such notification confidential pursuant to the terms of the Confidentiality Agreement. Each Person shall pay the filing fee required under the regulations promulgated pursuant to the HSR Act with respect to its own filing thereunder.

     5.4 Acquisition Proposals. Without the prior written consent of WAXS, pending the Effective Time or earlier termination of this Agreement pursuant to
Section 7.1, STAR agrees that neither it nor any of its Subsidiaries shall, and that it shall use its reasonable efforts to cause its employees, officers, directors, affiliates, agents and representatives (including any investment banker, financial advisor, attorney or accountant retained by any of them) not to, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information or engaging in discussions or negotiations) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar action involving STAR, or any purchase or sale of a material portion of the assets of (including stock of Subsidiaries) of STAR, taken as a whole, or any purchase or sale of, or tender or exchange offer for, a material portion of the equity securities of STAR (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). STAR further agrees that neither it nor any of its Subsidiaries shall, and that it shall use its
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reasonable efforts to cause it and its Subsidiaries' officers, directors, affiliates, employees, agents and representatives (including any investment banker, financial advisor, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. STAR agrees that it and its Subsidiaries will, and will cause its officers, directors, affiliates, employees, agents and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. STAR agrees that it will promptly inform its directors, officers, affiliates, key employees, agents and representatives of the obligations undertaken in this Section 5.4. Notwithstanding anything contained in this Section 5.4 or otherwise in this Agreement to the contrary, STAR or its Board of Directors shall be permitted to (A) in response to an unsolicited bona fide written Acquisition Proposal by any Person, recommend approval of such an unsolicited bona fide written Acquisition Proposal to its stockholders or effect an Adverse Change in the STAR Recommendation or (B) engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, in any such case as is referred to in clause (A) or
(B), (i) the STAR Stockholders Meeting shall not have occurred, (ii) its Board of Directors (x) in the case of clause (A) above, concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined in Section 8.12) and terminates this Agreement pursuant to Section 7.1 (h) or (y) in the case of clause (B) above concludes in good faith that such Acquisition Proposal could reasonably be expected to result in a Superior Proposal, (iii) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, its Board of Directors receives from such Person an executed confidentiality agreement containing confidentiality terms at least as stringent as those contained in the Confidentiality Agreement, and (iv) prior to providing any information or data to any Person or entering into discussions or negotiations with any such Person regarding such Acquisition Proposal, its Board of Directors notifies WAXS promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers. STAR agrees that it will promptly keep WAXS informed of the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations. STAR agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. STAR agrees that it will promptly inform its directors, officers, key employees, agents and representative of the obligations undertaken in this Section 5.4. Nothing in this Section 5.4 shall (x) permit STAR or WAXS to terminate this Agreement (except as specifically provided in Article VII hereof) or (y) affect any other obligation of STAR or WAXS under this Agreement.

     5.5 Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

     5.6 Public Announcements. Neither WAXS nor STAR shall, without the prior consent of the other party, issue a press release or any other public statement with respect to this Agreement or the transactions contemplated hereby except pursuant to a joint communications plan, unless otherwise required by applicable law or by obligations pursuant to any listing agreement with, or rules of, any securities exchange, in which case the parties shall use reasonable efforts to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.
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     5.7 Listing.  So long as WAXS Common Stock is quoted on the Nasdaq or listed on any national securities exchange, WAXS, prior to the Effective Time, will cause to be quoted or listed, upon official notice of issuance, and keep quoted or listed on such system or exchange, all WAXS Common Stock issuable pursuant to Article I hereof.

     5.8 Termination of Tax Sharing Agreement. As of the Effective Time, STAR shall cause all Tax Sharing Agreements to which STAR or any of its Subsidiaries is a party to be terminated and of no further force and effect after the Effective Time, thereby extinguishing any rights or obligations of any party thereunder.

     5.9 Management Services. Subject to obtaining any necessary regulatory or third party consents and to the extent permitted under applicable law, WAXS and STAR intend to enter into a management agreement pursuant to which WAXS will provide, under the supervision and direction of the STAR board of directors, certain management services to STAR. Neither party shall have any obligation under this Section 5.9 and the provision of the foregoing services shall be subject to the negotiation of a definitive agreement satisfactory to each of WAXS and STAR in its sole discretion.

     5.10 New Director of WAXS. WAXS shall take all appropriate action such that, immediately following the Effective Time, and without further action by WAXS, one (1) designee of STAR shall be elected to the Board of Directors of WAXS. Such STAR designee shall be Christopher E. Edgecomb, or such other person designated by STAR and agreed to by WAXS prior to the Effective time.

     5.11 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of STAR or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of STAR or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all rights, properties, or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     5.12 Directors' and Officers' Indemnification and Insurance.

          (a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, WAXS shall indemnify and hold harmless each present (as of the Effective Time) or former officer or director of STAR and its Subsidiaries (the "Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer or director of STAR or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law; provided that no Indemnified Party may settle any such claim without the prior approval of WAXS (which approval shall not be unreasonably withheld or delayed). Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from WAXS within ten (10) business days of receipt by WAXS from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

          (b) WAXS shall maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by STAR with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement); provided that WAXS may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous to any beneficiary thereof; and provided, further, that in no event shall WAXS be

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     required to pay annual premiums for such insurance in excess of 125% of the annual premiums currently paid by STAR for such insurance.

          (c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party, on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.12 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

          (d) The covenants contained in this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

          (e) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation or the purchaser of such properties and assets shall succeed to the obligations set forth in this Section 5.12.

     5.13 Confidentiality. The parties each agree that the Confidentiality Agreement shall continue in full force and effect until the Effective Time, and if this Agreement is terminated or if the Merger is not consummated for any reason whatsoever, such Confidentiality Agreement shall thereafter remain in full force and effect in accordance with its terms.

     5.14 Compliance with Dissenters' Rights Statute. STAR shall comply with all procedures and requirements applicable to it under Section 262 of the DGCL.

     5.15 Interim Financing. The parties have agreed that WAXS will make available up to $25,000,000 in secured financing to STAR and up to $10,000,000 in secured financing to STAR's subsidiary, STAR Telecommunications GmbH, (collectively, the "Interim Financing") pursuant to the terms of the Loan Documents (as defined below). The Interim Financing will mature at the earlier of one year from the date hereof and ninety (90) days after any termination of this Agreement (other than a termination due to STAR's breach or default under this Agreement which will result in the Interim Financing becoming immediately due and payable). The Interim Financing will be made pursuant to, and subject to the finalization of, appropriate loan and security documents (the "Loan Documents") substantially in the form of, and as contemplated by, the draft Loan Documents distributed to STAR on or prior to the date hereof.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of STAR and WAXS to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (b) Stockholder Approval. WAXS shall have obtained the Required WAXS Vote in connection with the approval of this Agreement and the Merger and STAR shall have obtained the Required STAR Vote in connection with the approval of this Agreement and the Merger.

          (c) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the Knowledge of WAXS or STAR, threatened by the SEC.

     6.2 Additional Conditions to Obligations of WAXS. The obligations of WAXS to effect the Merger are subject to the satisfaction of, or waiver by WAXS, on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties. Each of the representations and warranties of STAR set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date, in which case any such representations and warranties shall be true and correct as of such date), except where any failures to be true and correct would not have a Material Adverse Effect on WAXS or the Surviving Corporation, and WAXS shall have received a certificate of the chief executive officer and the chief financial officer of STAR to such effect.

          (b) Performance of Obligations of STAR. STAR shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and WAXS shall have received a certificate of the chief executive officer and the chief financial officer of STAR to such effect.

          (c) Consents and Approvals.  Other than the filing provided for under
     Section 1.3, all consents, approvals and actions of, filings with and notices to any Governmental Entity required to consummate the Merger and the other transactions contemplated hereby, or of any other third party required of STAR or any of its Subsidiaries to consummate the Merger and the other transactions contemplated hereby, the failure of which to be obtained or taken would have a Material Adverse Effect on WAXS or the Surviving Corporation, shall have been obtained; provided, however, that the provisions of this Section 6.2(c) shall not be available to WAXS, if its failure to fulfill its obligations pursuant to Section 5.3 shall have been the cause of, or shall have resulted in, the failure to obtain such consent or approval.

          (d) No Material Change. STAR and its Subsidiaries, taken as a whole, shall not have suffered, since the date hereof, a Material Adverse Effect, other than any change, circumstance or effect relating (i) to the economy or financial markets in general, (ii) in general to the industries in which STAR operates and not specifically relating to STAR or (iii) the trading price of STAR Common Stock.

          (e) Opinion of Counsel to STAR. WAXS shall have received from Riordan & McKinzie an opinion, dated the Closing Date, in form and substance reasonably satisfactory to WAXS.

          (f) No Injunctions or Restraints; Illegality. No laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect (i) having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or (ii) which otherwise would have a Material Adverse Effect on WAXS or the Surviving Corporation; provided, however, that the provisions of this Section 6.2(f) shall not be available to WAXS if its failure to fulfill its obligations pursuant to Section 5.3 shall have been the cause of, or shall have resulted in any such order or injunction.

          (g) Dissenters' Rights. STAR shall have complied with all procedures and requirements applicable to it under Section 262 of the DGCL, the period for exercising dissenters' rights of appraisal pursuant to the DGCL in connection with the Merger shall have expired, and holders of less than one percent (1%) of the shares of STAR Common Stock issued and outstanding immediately prior to the Closing shall have exercised such dissenters' rights of appraisal, and WAXS shall have received a certificate from an officer of STAR to all such effects.

          (h) Sale of PT-1. STAR shall have consummated the sale of the capital stock of PT-1 Communications, Inc. ("PT-1"), or the assets of PT-1 on a substantially equivalent basis, for Net PT-1 Sale Proceeds (as defined in Section 8.12 ) of at least $150,000,000 pursuant to an agreement in form and substance reasonably satisfactory to WAXS (the "PT-1 Sale"); provided, however, if

     (i) the PT-1 Sale has not been consummated prior to the Closing Date, (but STAR has entered into a definitive agreement, in form and substance satisfactory to WAXS, for the PT-1 Sale) and (ii) WAXS determines in its sole discretion to waive compliance with this Section 6.2(h) and proceed with the Merger, then WAXS and STAR agree that in such event, they shall amend this Agreement to provide that (A) the formula used to determine the Exchange Ratio shall be modified by deleting "Z" therefrom and (B) a holder of STAR Common Stock and STAR Stock Options immediately prior to the Effective Time shall have a right to receive such holder's pro rata share of an aggregate number of additional "contingent" shares of WAXS Common Stock, if and when the PT-1 Sale is consummated pursuant to such definitive agreement (or, in the case of a holder of STAR Stock Option, when such option is exercised), equal to the PT-1 Excess Proceeds divided by twenty
     (20) (the "Contingent Shares") and that the provisions of any such amendment to this Agreement concerning the issuance of such Contingent Shares will satisfy the requirements of Section 3.03 of IRS Revenue Procedure 77-37, as it has been amplified and superseded, which established the circumstances under which the Internal Revenue Service previously issued advanced rulings on contingent stock arrangements in mergers intended to qualify as "reorganizations" under Section 368(a) of the Code.

          (i) STAR shall have provided evidence satisfactory to WAXS that any and all obligations of STAR (or any of its affiliates) relating to or arising in connection with the China-U.S. Cable Network were fully satisfied by the reclamation of STAR's capacity in such network and neither STAR nor any of its affiliates has any further obligation or liability with respect thereto, including without limitation payment of the amounts claimed and owing by STAR according to that letter dated January 11, 2000 from Kou Yinsen, Director, CBP to Jim Kolsrud.

     6.3 Additional Conditions to Obligations of STAR. The obligations of STAR to effect the Merger are subject to the satisfaction of, or waiver by STAR, on or prior to the Closing Date of the following additional conditions:

          (a) Representations and Warranties. Each of the representations and warranties of WAXS set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date, in which case any such representations and warranties shall be true and correct as of such date), except where any failures to be true and correct would not have a Material Adverse Effect on WAXS, and STAR shall have received a certificate of the chief executive officer and the chief financial officer of WAXS to such effect.

          (b) Performance of Obligations of WAXS. WAXS shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and STAR shall have received a certificate of the chief executive officer and the chief financial officer of WAXS to such effect.

          (c) Consents and Approvals.  Other than the filing provided for under
     Section 1.3, all consents, approvals and actions of, filings with and notices to any Governmental Entity required to consummate the Merger and the other transactions contemplated hereby, or of any other third party required of WAXS or any of its Subsidiaries to consummate the Merger and the transactions contemplated hereby, the failure of which to be obtained or taken would have a Material Adverse Effect on WAXS, shall have been obtained; provided, however, that the provisions of this Section 6.3(c) shall not be available to STAR if its failure to fulfill any of its obligations pursuant to Section 5.3 shall have been the cause of, or shall have resulted in, the failure to obtain such consent or approval.

          (d) No Material Change. WAXS shall not have suffered, since the date hereof, a Material Adverse Effect, other than any change, circumstance or effect relating (i) to the economy or financial markets in general, (ii) in general to the industries in which WAXS operates and not specifically relating to WAXS or (iii) the trading price of WAXS Common Stock.

          (e) Opinion of Counsel to WAXS. STAR shall have received from Long Aldridge & Norman LLP an opinion, dated the Closing Date, in form and substance reasonably satisfactory to STAR.

          (f) No Injunctions or Restraints; Illegality. No laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect (i) having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or (ii) which otherwise would have a Material Adverse Effect on WAXS after giving effect to the Merger; provided, however, that the provisions of this Section 6.3(g) shall not be available to STAR if its failure to fulfill its obligations pursuant to Section 5.3 shall have been the cause of, or shall have resulted in any such order or injunction.

          (g) Exchange Fund. An officer of the Exchange Agent shall have certified in writing to STAR that the deposit required to be made by WAXS into the Exchange Fund pursuant to Section 2.1 has been made in connection with the establishment thereof.

                                  ARTICLE VII

                           TERMINATION AND AMENDMENT

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties:

          (a) By mutual written consent of WAXS and STAR;

          (b) By either WAXS or STAR, if the other party shall have failed to comply in any material respect with any of its material covenants or agreements contained in this Agreement, which failure to so comply has not been cured within ten (10) business days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's reasonable efforts and for so long as the breaching party shall be so using its reasonable efforts to cure such breach, the non-breaching party may not terminate this Agreement pursuant to this paragraph; and provided, further, that no party shall have the right to terminate this Agreement pursuant to this Section 7.1(b) if such party is then failing to comply in any material respect with any of its covenants or agreements contained in this Agreement;

          (c) By either WAXS or STAR, if there has been a breach by the other party of any representations or warranties, which breach has not been cured within ten (10) business days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's reasonable efforts and for so long as the breaching party shall be so using reasonable efforts to cure such breach, the non-breaching party may not terminate this Agreement pursuant to this paragraph; and provided further, that this provision shall not apply to such breaches which would not have a Material Adverse Effect on WAXS or the Surviving Corporation;

          (d) By either STAR or WAXS, if the Effective Time shall not have occurred on or before September 30, 2000 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this
     Section 7.1(d) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and any such action or failure constitutes a breach of this Agreement by such party;

          (e) By either STAR or WAXS if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used their reasonable efforts to resist, resolve or lift, as applicable, in accordance with Section 5.3) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling, or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action the parties shall have used their reasonable efforts to obtain, in accordance with Section 5.3), which, in the case of each of (i) and (ii) is necessary to fulfill the conditions set forth in
     Section 6.2(f) with respect to WAXS or Section 6.3(g) with respect to STAR, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the cause of such action or inaction and any such action or failure constitutes a breach of this Agreement by such party;

          (f) By WAXS or STAR if the adoption of this Agreement by the stockholders of WAXS or the stockholders of STAR shall not have been obtained by reason of the failure to obtain the Required WAXS Vote or the Required STAR Vote, as applicable, in each case upon the taking of such vote at a duly held meeting of stockholders of WAXS or STAR, or at any adjournment thereof;

          (g) By WAXS if the Board of Directors of STAR, prior to the Required STAR Vote, shall make an Adverse Change in the STAR Recommendation (other than in connection with STAR's termination of this Agreement pursuant to
     Section 7.1(b)) or approve or recommend a Superior Proposal pursuant to
     Section 5.4 or shall resolve to take any such actions;

          (h) By STAR, at any time prior to the Required STAR Vote upon three
     (3) business days' prior notice to WAXS, if its Board of Directors shall have determined as of the date of such notice that an Acquisition Proposal is a Superior Proposal; provided, however, that (i) STAR shall have complied with Section 5.4, (ii) prior to such termination, STAR shall, if requested by WAXS in connection with a revised proposal by it, negotiate in good faith for such three (3) business day period with WAXS and (iii) the Board of Directors of STAR shall have concluded in good faith, as of the effective date of such termination, after taking into account any revised proposal by WAXS during such three (3) business day period, that an Acquisition Proposal is a Superior Proposal; and provided, further, that it shall be a condition to termination by STAR pursuant to this Section 7.1(h) that STAR shall have made the payment of the fee to WAXS pursuant to
     Section 7.2(b);

          (i) By WAXS, if (X) either STAR or any of its material Subsidiaries
     (1) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (2) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of STAR or any of its Subsidiaries or for all or a material portion of the property or assets of STAR or any of its Subsidiaries or (3) effects any general assignment for the benefit of creditors or (Y) a Governmental Entity having jurisdiction enters a decree or order for (a) relief in respect of STAR or any of its material Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (b) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of STAR or any of its Subsidiaries or for all or a material portion of the property and assets of STAR or any of its Subsidiaries or (c) the winding up or liquidation of the affairs of STAR or any of its material Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or

          (j) By WAXS if there has been an Event of Default under the Credit Agreement, of even date herewith, between WAXS and STAR.

     7.2 Effect of Termination.

          (a) In the event of any termination of this Agreement by either STAR or WAXS, as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of WAXS or STAR or their respective officers or directors except with respect to
     Section 3.1(m), Section 3.2(l), the second sentence of Section 5.2, Section 5.5, Section 5.6, this Section 7.2, and Article VIII, which provisions shall survive such termination and except that,
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

     notwithstanding anything to the contrary contained in this Agreement, neither WAXS nor STAR shall be relieved or released from any liabilities or damages arising out of its breach of this Agreement;

          (b) If this Agreement is terminated by STAR pursuant to Section 7.1(h), STAR shall, prior to such termination, pay to WAXS $14,000,000 in immediately available funds (the "Termination Fee");

          (c) If this Agreement is terminated by WAXS pursuant to Section 7.1(g), STAR shall, within three (3) days following such termination, pay to WAXS the Termination Fee; and

          (d) If this Agreement is terminated by WAXS or STAR pursuant to
     Section 7.1(f) because STAR's stockholders have failed to adopt this Agreement by the Required Star Vote and STAR enters into a definitive agreement with respect to a Business Combination within twelve (12) months following such termination, then STAR shall pay to WAXS the Termination Fee prior to or at the consummation thereof.

     7.3 Amendment. This Agreement may be amended by STAR and WAXS, by action taken or authorized by their respective Boards of Directors or representatives or authorized officers, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of STAR and WAXS (including, without limitation, an amendment as described in Section 6.2(h)), but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange or automatic quotations system requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of STAR and WAXS.

     7.4 Extension, Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, representatives or authorized officers, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next day courier service, or (c) on the tenth business day following the date of mailing if delivered by registered or certified mail return receipt requested, postage prepaid All notices hereunder

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

shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

          (a) If to WAXS or Merger Sub, to:

              World Access, Inc.
              Resurgens Plaza, Suite 2210
              945 East Paces Ferry Road
              Atlanta, Georgia 30326
              Facsimile No.: (404) 233-2280
              Attention: John D. Phillips

              with a copy to

              Long Aldridge & Norman LLP
              303 Peachtree Street, Suite 5300
              Atlanta, Georgia 30308
              Facsimile No.: (404) 527-4198
              Attention: H. Franklin Layson

          (b) If to STAR to:

              STAR Telecommunications, Inc.
              223 East De La Guerra
              Santa Barbara, California 93101
              Facsimile No.: (805) 884-1137
              Attention: Christopher E. Edgecomb

              with a copy to

              Riordan & McKinzie
              Twenty-Ninth Floor
              300 South Grand Avenue
              Los Angeles, California 90071
              Facsimile No.: (213) 229-8550
              Attention: Richard J. Welch

     8.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits, the WAXS Disclosure Schedule or the STAR Disclosure Schedule, such reference shall be to a Section of or Exhibit or schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". All Exhibits, the WAXS Disclosure Schedule and the STAR Disclosure Schedule are incorporated herein and made a part hereof.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

     8.5 Entire Agreement; No Third Party Beneficiaries.

          (a) This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, including, without limitation, that certain Letter of Intent, dated December 17, 1999, between WAXS and STAR, among the parties with respect to the subject matter hereof.

          (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except as provided for in Section 5.12.

     8.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

     8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the actions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     8.9 Submission to Jurisdiction; Waivers. Each of WAXS and STAR irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of WAXS and STAR hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of WAXS and STAR hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any right to trial by jury with respect to any action, suit or proceeding arising out of or relating to this Agreement, the Merger or any other transaction contemplated hereby, (ii) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to lawfully serve process, (iii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iv) to the fullest extent permitted by applicable law, that (a) the suit, action or proceeding in any such court is brought in an inconvenient forum, (b) the venue of such suit, action or proceeding is improper and (c) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

     8.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.11 Headings. The headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

     8.12 Definitions.  As used in this Agreement:

          (a) "beneficial ownership" or "beneficially own" shall have the meaning under Section 13(d) of the Exchange Act and the rules and regulations thereunder.

          (b) "Board of Directors" means the Board of Directors of any specified Person and any committees thereof.

          (c) "Business Combination" means (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving a party as a result of which either (A) such party's stockholders prior to such transaction (by virtue of their ownership of such party's shares) in the aggregate cease to own at least 65% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or, regardless of the percentage of voting securities held by such stockholders, if any Person shall beneficially own, directly or indirectly, at least 20% of the voting securities of such ultimate parent entity, or
     (B) the individuals comprising the board of directors of such party prior to such transaction do not constitute a majority of the board of directors of such ultimate parent entity, (ii) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of such party and its Subsidiaries, taken as whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 20% or more of the common stock of such party whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise.

          (d) "Dissenters' Shares" means shares of STAR Common Stock for which dissenter's rights of appraisal have been exercised pursuant to the DGCL.

          (e) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          (f) "GAAP" means United States generally accepted accounting principles.

          (g) "Known" or "Knowledge" means, with respect to any party, the knowledge of such party's executive officers after reasonable inquiry.

          (h) "Material Adverse Effect" means, with respect to any entity, any change, circumstance or effect or any breach of the provisions of this Agreement that, individually or in the aggregate with all other changes, circumstances and effects or breaches, is or would reasonably be expected to be materially adverse to (i) the business, financial condition or results of operations of such entity and its Subsidiaries taken as a whole, or (ii) the ability of such entity (or the party owning such entity) to consummate the transactions contemplated by this Agreement.

          (i) "Nasdaq" means the National Market System of the NASDAQ Stock Market.

          (j) "Net PT-1 Proceeds" means the cash proceeds received by STAR at the consummation of the PT-1 Sale, net of all Taxes, fees, expenses and costs incurred in connection with the PT-1 Sale, including, without limitation:

             (1) fees or expenses for investment banking or other financial services;

             (2) agency, brokerage, finder's or other similar fees or commissions;

             (3) legal, accounting, consulting or other professional fees or expenses;

             (4) the cost of any remedial or corrective actions or measures;

             (5) the costs associated with the transfer or termination of any PT-1 employees; or

             (6) the costs of any right or obligation the vesting of which is accelerated by the PT-1 Sale.

          (k) "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

          (l) "Pre-Closing Price" means the closing price of WAXS Common Stock as reported on the Nasdaq for the trading day (in which such shares are traded on the Nasdaq) ending at the close of trading on the second (2nd) trading day preceding the Closing.

          (m) "PT-1 Excess Proceeds" means the Net PT-1 Proceeds in excess of $150,000,000.

          (n) "SEC" means the Securities and Exchange Commission.

          (o) "Securities Act" means the Securities Act of 1933, as amended.

          (p) "Subsidiary", when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated,
     (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

          (q) "Superior Proposal" means a written proposal made by a Person unaffiliated with STAR which is for (I) (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving STAR as a result of which either (A) STAR's stockholders prior to such action (by virtue of their ownership of STAR's shares) in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) the individuals comprising the board of directors of STAR prior to such transaction do not constitute a majority of the board of directors of such ultimate parent entity, (ii) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of STAR and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 50% or more of the common stock of STAR whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise, and which is (II) otherwise on terms which the Board of Directors of STAR in good faith concludes (after consultation with its financial advisors and outside legal counsel), taking into account among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement and (ii) is reasonably capable of being completed.

          (r) "Tax" (and, with correlative meaning, "Taxes" shall mean: (i) all taxes, charges, fees, levies or other assessments, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, employer tax, estimated, severance, telecommunications, occupation, goods and services, capital, profits, value added taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Person is required to pay, withhold or collect; and
     (ii) any liability for the payment of any amounts described in clause (i) as a result of being a successor to or transferee of any individual or entity or a member of an affiliated, consolidated or unitary group for any period (including pursuant to Treas. Reg. sec. 1.1502-6 or comparable provisions of state, local or foreign tax law); and (iii) any liability for the payment of amounts described in clause (i) or clause (ii) as a result of any express or implied obligation to indemnify any Person or as a result of any obligations under agreements or arrangements with any Person.

          (s) "Tax Asset" means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute which could reduce Taxes (including, without limitation, credits related to alternative minimum Taxes).

          (t) "Tax Return" shall mean all reports, estimates, declarations of estimated tax, information statements and returns (including any attached schedules) or similar statement relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

          (u) "Tax Sharing Agreement" shall mean any and all existing Tax sharing agreements, or arrangements written or unwritten, express or implied, binding two or more Persons with respect to the payment of Taxes, including any agreements or arrangements which afford any other Person the right to receive any payment from one or more other Persons in respect to any Taxes or the benefit of any Tax Asset of one or more other Persons or require or permit the transfer or assignment of any income, revenue, receipts or gains.

                     [SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, WAXS, Merger Sub and STAR have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

                                          WAXS:
                                          WORLD ACCESS, INC.

                                          By: /s/ John D. Phillips
                                            ------------------------------------
                                              Name: John D. Phillips
                                              Title:  Chairman and Chief
                                                      Executive Officer

                                          STAR:
                                          STAR TELECOMMUNICATIONS, INC.

                                          By: /s/ Christopher E. Edgecomb
                                            ------------------------------------
                                              Name: Christopher E. Edgecomb
                                              Title:  President

                                          MERGER SUB:
                                          STI MERGER CO.

                                          By: /s/ John D. Phillips
                                            ------------------------------------
                                              Name: John D. Phillips
                                              Title:  Chairman and Chief
                                                      Executive Officer

                FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER



     THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Amendment"), dated as of June 7, 2000, by and among World Access, Inc., a Delaware corporation ("WAXS"), STI Merger Co., a Delaware corporation and wholly-owned subsidiary of WAXS ("Merger Sub"), and STAR Telecommunications, Inc., a Delaware corporation ("STAR").



                                  WITNESSETH:



     WHEREAS, WAXS, Merger Sub and STAR are parties to that certain Agreement and Plan of Merger, dated as of February 11, 2000 (the "Merger Agreement"), pursuant to which STAR will merge with and into Merger Sub;



     WHEREAS, the parties have agreed to make certain amendments to the Merger Agreement; and



     WHEREAS, capitalized terms used, but not otherwise defined herein, shall have the meanings given to such terms in the Merger Agreement.



     NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to hereby mutually agree as follows:



          1. Section 1.6(c) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:



             "Subject to Section 2.4, each share of STAR Common Stock issued and outstanding immediately prior to the Effective Time (other than the Dissenter's Shares (as defined in Section 8.12)) shall be converted into the right to receive, at the election of WAXS by written notice to STAR prior to the Closing, (i) the number of shares of WAXS Common Stock obtained by solving for "X" in the following formula (the "Exchange Ratio"):



                        X    =    7.7319 +    Z
                                  -------------
                                        20



        or (ii) such number of shares of WAXS Common Stock as shall equal up to sixty percent (60%) of the Exchange Ratio and an amount in cash equal up to forty percent (40%) of the average closing price of the WAXS Common Stock on Nasdaq for the ten (10) trading day period ending at the close of trading on the trading day immediately preceding the Closing Date multiplied by "X"; provided, however, that WAXS and STAR expressly agree that, notwithstanding anything in this Agreement to the contrary, in order to ensure that the Merger satisfies the continuity of interest requirement under Treasury Regulation Section 1.368-l(e), in no event shall WAXS issue cash for more than forty-five percent (45%) of the outstanding shares of STAR Common Stock, including for purposes of this calculation cash paid for fractional shares pursuant to Section 2.4 and cash paid for Dissenters' Shares.



             For purposes of this Section 1.6, "Z" shall equal the PT-1 Excess Proceeds (as defined in Section 8.12) divided by 62,856,702. All shares of STAR Common Stock, at the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such shares (a "Certificate") shall cease to have any rights with respect thereto, except as set forth in this Section 1.6(c), Section 2.4 or at law. The shares of WAXS Common Stock issued pursuant to this Section 1.6(c) together with any cash in lieu of fractional shares paid pursuant to Section 2.4 shall be referred to herein as the "Merger Consideration."

          2. Section 5.15 of the Merger Agreement is hereby amended by appending the following to the end of such section:



             "Notwithstanding the foregoing, the amount of the Interim Financing available to STAR and STAR Telecommunications GmbH shall be reduced on a dollar-for-dollar basis for each dollar of additional financing provided to STAR or its Subsidiaries by MCI WorldCom Network Services, Inc., or any of its affiliates, from the date hereof, up to an aggregate of $30,000,000."



          3. Section 6.2(d) of the Merger Agreement is hereby amended by deleting the word "or" prior to "(iii)"; and by appending the following to the end of such section:



             "or (iv) to an action taken by STAR at the specific request of World Access."



          4. Section 6.2(h) of the Merger Agreement is hereby amended by appending the following sentence to the end of such section:



             "The condition set forth in this Section 6.2(h) shall be deemed satisfied provided that (a) STAR shall have consummated the sale of the assets of PT-1 pursuant to the terms and conditions of that certain Asset Purchase Agreement, dated as of June 6, 2000, between Counsel Communications LLC, a Delaware limited liability company, PT-1, and STAR, set forth as Schedule 6.2(h) hereto (the "Sale to Counsel") and
        (b) the Sale to Counsel shall have resulted in the Net PT-1 Sale Proceeds of at least $120,000,000. Solely for the purposes of determining whether the Sale to Counsel results in Net PT-1 Sale Proceeds of at least $120,000,000, the parties have agreed that with respect to the following items (and not to any other Tax, fee, expense or cost for which no agreement has been reached, including, without limitation, Taxes due with respect to the Sale to Counsel) the cost attributable to such items will be fixed at the amounts set forth below:



ITEM                                            AMOUNT
----                                          ----------
(i)    Switch Partition Services Agreement
       Credit...............................  $1,000,000
(ii)   Tax refunds forgone in order to apply
       1999 net operating losses against any
       gain which results from the Sale to
       Counsel..............................  $6,700,000"



          5. Section 6.2(i) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:



             "STAR (or any of its affiliates) shall not have received notification, and WAXS shall not have any reasonable reason to believe, that any and all obligations of STAR (or any of its affiliates) relating to or arising in connection with the China-U.S. Cable Network were not fully satisfied by the reclamation of STAR's capacity in such network and that neither STAR nor any of its affiliates has any further obligation or liability with respect thereto."



          6. Except as expressly set forth in this Amendment, the Merger Agreement shall remain in full force and effect and shall not be deemed to have been modified or amended by this Amendment.



          7. This Amendment constitutes the entire understanding of the parties with respect to the subject matter hereof, and any other prior or contemporaneous agreements, whether written or oral, with respect thereto are expressly superseded hereby.



          8. This Amendment may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.



                     [SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, WAXS, Merger Sub and STAR have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first above written.



                                          WAXS:



                                          WORLD ACCESS, INC.



                                          By:       /s/ W. TOD CHMAR

                                            ------------------------------------

                                                     Name: W. Tod Chmar


                                              Title: Executive Vice President



                                          STAR:



                                          STAR TELECOMMUNICATIONS, INC.



                                          By:  /s/ CHRISTOPHER E. EDGECOMB

                                            ------------------------------------

                                               Name: Christopher E. Edgecomb


                                               Title: Chief Executive Officer



                                          MERGER SUB:



                                          STI MERGER CO.



                                          By:       /s/ W. TOD CHMAR

                                            ------------------------------------

                                                     Name: W. Tod Chmar


                                                      Title: President

                                                                         ANNEX B

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                               WORLD ACCESS, INC.
                 COMMUNICATION TELESYSTEMS INTERNATIONAL D/B/A

                          WORLDXCHANGE COMMUNICATIONS

                          AGREEMENT AND PLAN OF MERGER


     THIS AGREEMENT AND PLAN OF MERGER, dated as of February 11, 2000 (this "Agreement"), by and among World Access, Inc., a Delaware corporation ("WAXS"), CTI Merger Co., a Delaware corporation and wholly-owned subsidiary of WAXS ("Merger Sub"), and Communication TeleSystems International d/b/a WorldxChange Communications, a California corporation ("CTI").


                              W I T N E S S E T H:

     WHEREAS, the Boards of Directors of CTI and WAXS deem it advisable and in the best interests of each corporation and its respective stockholders that CTI and WAXS engage in a business combination in order to advance the long-term strategic business interests of CTI and WAXS;

     WHEREAS, the combination of CTI and WAXS shall be effected by the terms of this Agreement through a merger as outlined below (the "Merger");

     WHEREAS, in furtherance thereof, the respective Boards of Directors of CTI, Merger Sub and WAXS have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of common stock, par value $.01 per share, of CTI ("CTI Common Stock"), each share of preferred stock, Series A, no par value per share, of CTI (the "CTI Series A Preferred Stock") and each share of preferred stock, Series B, no par value per share, of CTI (the "CTI Series B Preferred Stock") (the CTI Series A Preferred Stock and the CTI Series B Preferred Stock are collectively referred to herein as the "CTI Preferred Stock" and the CTI Preferred Stock and the CTI Common Stock are collectively referred to herein as the "CTI Capital Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3) will be converted into the right to receive the consideration set forth in
Section 1.7;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder; and

     WHEREAS, simultaneously with the execution and delivery of this Agreement, WAXS is entering into an agreement with each of Roger Abbott and Rosalind Abbott, Atocha, L.P., Gold & Appel Transfer S.A. and Edward Soren (the "Principal Stockholders") pursuant to which each Principal Stockholder will agree to, among other things, vote in favor of the Merger and certain restrictions on the transfer of the consideration received in the Merger.

     NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, and upon and subject to the terms and the conditions hereinafter set forth, the parties do hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL") and the California General Corporation Law (the "CGCL"), CTI shall be merged with and into Merger Sub at the Effective Time (as defined below). Following the Merger, the separate corporate existence of CTI shall cease and Merger Sub shall continue as the surviving corporation (the "Surviving Corporation").

     1.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger and the transactions contemplated by this Agreement (the "Closing") will take place on the second business day following the satisfaction or written waiver of such conditions, unless another time or date is agreed to in writing by the parties hereto (the date of the Closing being referred to herein as the "Closing Date"). The Closing shall be held at the offices of Long Aldridge & Norman LLP, 303 Peachtree Street, Suite 5300, Atlanta, Georgia 30303.

     1.3 Effective Time. On the Closing Date the parties shall (i) file a certificate of merger in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the "Delaware Certificate of Merger") and an agreement of merger in such form as is required by, and executed in accordance with, the relevant provisions of the CGCL (the "California Agreement of Merger") and (ii) make all other filings or recordings required under the DGCL and the CGCL in connection with the Merger. The Merger shall become effective at such time as the Delaware Certificate of Merger and the California Agreement of Merger are duly filed with the Delaware Secretary of State and the California Secretary of State, respectively, or at such subsequent time as WAXS and CTI shall agree and as shall be specified in the Delaware Certificate of Merger and the California Agreement of Merger (the date and time the Merger becomes effective being the "Effective Time").

     1.4 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL and the CGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers, licenses, authorizations and franchises of Merger Sub and CTI shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and CTI shall become the debts, liabilities and duties of the Surviving Corporation.

     1.5 Articles of Incorporation/Bylaws. The articles of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

     1.6 New Directors of WAXS. Immediately following the Effective Time, WAXS shall cause one (1) designee of CTI to be elected to the Board of Directors of WAXS. Such CTI designee shall be Walt Anderson, or such other person designated by Gold & Appel Transfer S.A. and reasonably acceptable to WAXS.

     1.7 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of WAXS, Merger Sub, CTI or the holders of any of the following securities:

          (a) [Intentionally Omitted.]

          (b) Each share of CTI Capital Stock issued and outstanding and directly or indirectly owned or held by CTI or a Subsidiary (as defined in Section 3.1(b)) thereof at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired and no capital stock of WAXS or other consideration shall be delivered in exchange therefor.

          (c) Subject to Sections 2.4, 2.5 and 2.14 hereof, each share of CTI Capital Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.6583 (the "Exchange Ratio") shares of common stock, par value $.01 per share, of WAXS ("WAXS Common Stock"). All shares of CTI Capital Stock, as of the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such shares (a "Certificate") shall cease to have any rights with respect thereto, except as set forth in this Section 1.7(c), Section 2.4, Section 2.5 and/or
     Section 2.14 and as provided under applicable law. The shares of WAXS Common Stock issuable pursuant to Section 1.7(c) and, if applicable, the Contingent Shares issuable pursuant to Section 1.7(d), together with any cash in lieu of fractional shares paid pursuant to Section 2.4, shall be referred to herein collectively as the "Merger Consideration."

          (d) In the event that the average of the closing prices of WAXS Common Stock as reported on the National Market System of the Nasdaq Stock Market (the "Nasdaq") for the ten (10) trading-day period ending at the close of trading on the second (2nd) trading day preceding the Closing (the "Averaging Period") is less than $20.38, then in addition to the shares of WAXS Common Stock issued pursuant to Section 1.7(c), each CTI stockholder who receives shares of WAXS Common Stock pursuant to Section 1.7(c) shall be entitled to receive, subject to Section 2.5, the amount, if any (the "Contingent Amount"), by which the Target Price (as defined below) exceeds the greater of (X) the Current Market Price (as defined below) on the first anniversary of the Effective Time (the "Maturity Date") and (Y) the Floor Price (as defined below), multiplied by the number of shares of WAXS Common Stock issued to such holder pursuant to Section 1.7(c). The maximum number of Contingent Shares that may be issued to CTI stockholders pursuant to this Section 1.7(d) shall in all events be less than fifty percent (50%) of the sum of the shares of WAXS Common Stock issued pursuant to Section 1.7(c) plus the number of Contingent Shares issued pursuant to this Section 1.7(d). The Contingent Amount shall only be paid in shares of WAXS Common Stock (the "Contingent Shares"), which shares shall be valued for purposes hereof at the greater of the Current Market Price as of the Maturity Date and the Floor Price and rounded to the nearest whole share. Notwithstanding anything to the contrary contained in this Agreement, any and all rights in, or to receive, the Contingent Amount shall terminate and be of no further force or effect if, at any time on or prior to the Maturity Date, the Current Market Price is greater than the Target Price. The parties further acknowledge and agree that if any shares of WAXS Common Stock constituting part of the Escrow Fund (as defined in Section 2.5) are released to WAXS in accordance with the Escrow Agreement (as defined in Section 7.1(e)), then the right to receive the Contingent Amount with respect to such shares of WAXS Common Stock shall terminate and be of no further force or effect. Neither the right to receive the Contingent Shares nor any interest therein shall be transferable or assignable by a holder of CTI Capital Stock except by operation of law. The terms and conditions relating to the Contingent Shares have been negotiated by WAXS and CTI so as to satisfy, to the extent possible, the specific requirements of Section
     3.03 of the IRS Revenue Procedure 77-37, as it has been amplified and superseded, which established the circumstances under which the Internal Revenue Service (the "IRS") previously issued advance rulings on contingent stock arrangements in mergers intended to qualify as "reorganizations" under Section 368(a) of the Code. Solely for purposes of this Agreement's compliance with such Revenue Procedure, the maximum number of shares of WAXS Common Stock issuable pursuant to Sections 1.7(c) and 2.6(b), and as Contingent Shares pursuant to this Section 1.7(d) is 58,146,739 shares of WAXS Common Stock.

          For purposes hereof, (a) the "Target Price" means $20.38 per share of WAXS Common Stock; provided, however, that if the Nasdaq Composite Index (the "IXIC") at the close of trading on the Maturity Date is eighty-five percent (85%), or less, of the IXIC at the close of trading on the date of the Effective Time (the difference between one hundred percent (100%) and such percentage being referred to as the "Market Correction Percentage"), then the Target Price shall be reduced by a percentage equal to that portion of the Market Correction Percentage in excess of fifteen percent (15%); (b) the "Current Market Price" means, as of any date specified herein, the average of the daily closing trading prices of WAXS Common Stock, as reported on the Nasdaq, for the
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     twenty (20) consecutive trading days (in which such shares are traded on the Nasdaq) ending at the close of trading on such date; (c) the "Floor Price" means $11.50 per share of WAXS Common Stock; and (d) references to the "close of trading" as of or on a particular date shall mean such date, or if such date is not a trading day or no shares of WAXS Common stock are traded on the Nasdaq on such date, the last trading day preceding such date on which shares of WAXS Common Stock were traded on the Nasdaq.

     1.8 CTI Stock Options.

          (a) At the Effective Time, by virtue of the Merger and without any further action on the part of CTI, WAXS, Merger Sub or the holder of any outstanding CTI Stock Option (as defined in Section 3.2), each CTI Stock Option will be automatically converted into (i) an option to purchase shares of WAXS Common Stock (a "WAXS Stock Option") in an amount equal to the number of shares of CTI Common Stock covered under such CTI Stock Option multiplied by the Exchange Ratio (rounded to the nearest whole number of shares of WAXS Common Stock) at a price per share of WAXS Common Stock equal to the per share option exercise price specified in the CTI Stock Option divided by the Exchange Ratio (rounded to the nearest whole cent) and (ii) if applicable, the right to acquire for no additional consideration such number of Contingent Shares as is equal to the number of Contingent Shares the holder of such CTI Stock Option would be entitled to receive pursuant to Section 1.7(d) if such CTI Stock Option had been exercised immediately prior to the Effective Time. Each WAXS Stock Option shall contain terms and provisions which are substantially similar to those terms, conditions and provisions governing the original CTI Stock Option, except that references to CTI in such CTI Stock Option will be deemed to refer to WAXS and the date of grant of the CTI Stock Option shall be deemed to be the date of grant of such WAXS Stock Option. At the Effective Time, for purposes of interpretation of such new WAXS Stock Option, (i) all references in any stock option plan of CTI (including, without limitation, CTI's 1996 and 1999 Stock Option/Stock Purchase Plans) shall be deemed to refer to WAXS; (ii) any stock option plan of CTI which governs the CTI Stock Option shall continue to govern the WAXS Stock Option substituted therefor; and (iii) WAXS shall, as soon as practicable after the Effective Time, issue to each holder of an outstanding CTI Stock Option such documentation as appropriately evidences the foregoing issued and substituted WAXS Stock Option by WAXS. It is the intention of the parties:
     (1) that, subject to applicable law, CTI Stock Options assumed by WAXS qualify, following the Effective Time, as incentive stock options, as defined in Section 422 of the Code, to the extent that CTI Stock Options qualified as incentive stock options prior to the Effective Time, (2) that each holder of a CTI Stock Option shall receive a new WAXS Stock Option which preserves (but does not increase) the excess of the fair market value of the shares subject to such CTI Stock Option immediately before the Effective Time over the aggregate option price of such shares immediately before the Effective Time, if any such excess then exists, (3) that the terms, conditions, restrictions and provisions of the WAXS Stock Option be substantially similar to the terms, conditions, restrictions and provisions of the applicable CTI Stock Option, including without limitation, the same vesting schedule (other than to the extent accelerated pursuant to the existing terms of such CTI Stock Option or plan under which such Stock Option was granted), and (4) any terms conditions, restrictions or provisions of a CTI Stock Option applicable to a number of shares rather than a percentage or fraction of shares should be appropriately adjusted based upon the Exchange Ratio.

          (b) With respect to each CTI Stock Option converted into a WAXS Stock Option pursuant to Section 1.8(a), and with respect to the shares of WAXS Common Stock and Contingent Shares, if any, in respect of such shares of WAXS Common Stock underlying such option, WAXS shall file and keep current all requisite registration statements, on Form S-8 or other appropriate form(s), and comply in all other material respects with applicable state and federal requirements for as long as such options remain outstanding.

          (c) After the date of this Agreement, CTI agrees that it will not (x) grant any options, warrants or other rights to acquire any shares of CTI Capital Stock (except as set forth on SCHEDULE 5.1(C)),
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     including any restricted stock, stock appreciation rights, limited stock appreciation rights or any other stock rights, (y) permit cash payments to holders of CTI Stock Options in lieu of the substitution therefor of WAXS Stock Options, as described in this Section 1.8 or (z) modify the vesting rules under any CTI Stock Option outstanding on the date hereof or take any other action (other than the transactions contemplated in this Agreement) which in any way would have the effect of accelerating the vesting of the options granted thereunder.

          (d) A holder of a WAXS Stock Option into which a CTI Stock Option has been converted in accordance with this Section 1.8 may exercise such option in whole or in part in accordance with its terms by delivering a properly executed notice of exercise to WAXS, together with the consideration therefor and the federal withholding tax information, if any, required in accordance with the related stock option plan.

     1.9 Certain Adjustments. If between the date hereof and the Effective Time, the outstanding WAXS Common Stock or CTI Capital Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Exchange Ratio shall be appropriately adjusted to provide to the holders of CTI Capital Stock and CTI Stock Options the same economic effect as contemplated by this Agreement prior to such event.

                                   ARTICLE II


                            EXCHANGE OF CERTIFICATES


     2.1 Exchange Fund. Prior to the Effective Time, WAXS shall appoint a commercial bank or trust company reasonably acceptable to CTI to act as exchange agent hereunder (the "Exchange Agent") for the purpose of exchanging Certificates for the Merger Consideration. At or prior to the Effective Time, WAXS shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of CTI Capital Stock, certificates representing the WAXS Common Stock issuable pursuant to Section 1.7 in exchange for outstanding shares of CTI Capital Stock. WAXS agrees to make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.4 and any dividends and other distributions pursuant to
Section 2.3. Any cash, certificates of WAXS Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund".

     2.2 Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as WAXS may reasonably specify and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of WAXS Common Stock (which shall be in uncertificated book entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.7 (after taking into account all shares of CTI Capital Stock then held by such holder), and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to this Article II, including cash in lieu of any additional shares of WAXS Common Stock pursuant to Section
2.4 and dividends and other distributions pursuant to Section 2.3. No interest will be paid or will accrue on any cash payable pursuant to Section 2.3 or
Section 2.4. In the event of transfer of ownership of CTI Capital Stock which is not registered in the transfer records of CTI, one or more certificates evidencing, in the aggregate, the proper number of shares of WAXS Common Stock, a check in the proper amount of cash in lieu of any additional shares of
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

WAXS Common Stock pursuant to Section 2.4, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such CTI Capital Stock to such a transferee if the Certificate representing such shares of CTI Capital Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     2.3 Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of WAXS Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of WAXS Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of WAXS Common Stock shall be paid to any such holder pursuant to Section 2.4 until such holder shall surrender such Certificate in accordance with Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to such holder of shares of WAXS Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of WAXS Common Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of WAXS Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of WAXS Common Stock.

     2.4 No Fractional Shares of WAXS Common Stock.

          (a) No certificates or scrip or shares of WAXS Common Stock representing fractional shares of WAXS Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of WAXS.

          (b) Except for Contingent Shares, if any, notwithstanding any other provision of this Agreement, each holder of a Certificate exchanged for Merger Consideration who would otherwise have been entitled to receive a fraction of a share of WAXS Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of WAXS Common Stock multiplied by (ii) the average closing price of WAXS Common Stock on the Nasdaq over the Averaging Period. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify WAXS, and WAXS shall cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

     2.5 Escrow of Shares.

          (a) At the Closing, 2,453,385 of the shares of WAXS Common Stock to be issued to CTI's stockholders pursuant to Section 1.7(c) (collectively, the "Escrow Fund") shall be delivered to SunTrust Bank, Atlanta (the "Escrow Agent"), which Escrow Fund shall serve as the sole and exclusive source of recovery for any WAXS Protected Party (as defined in Section 8.1) for any indemnification claims hereunder. The Escrow Fund shall be held in escrow and released pursuant to the terms and conditions of the Escrow Agreement (as defined in Section 7.1(e)). The terms and conditions of the Escrow Agreement have been structured by WAXS and CTI so as to satisfy the specific requirements of Section 3.06 of IRS Revenue Procedure 77-37, as it has been amplified and superseded, which established the circumstances under which the IRS previously issued advance rulings on the escrow of stock in mergers intended to qualify as "reorganizations" under Section 368(a) of the Code.

          (b) If any Contingent Shares are issued at a time that shares of WAXS Common Stock remain in escrow pursuant to the Escrow Agreement (as defined in Section 7.1(d)), then any Contingent
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     Shares that are issued with respect to such shares of WAXS Common Stock shall be delivered to the Escrow Agent and shall be held and released in accordance with the terms and conditions of Section 4 of the Escrow Agreement.

     2.6 No Further Ownership Rights in CTI Capital Stock.

          (a) All shares of WAXS Common Stock issued and cash paid upon conversion of shares of CTI Capital Stock in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.4) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of CTI Capital Stock.

          (b) Any accrued and unpaid dividends owed upon consummation of the Merger to any holder of CTI Preferred Stock in connection with the automatic conversion of such CTI Preferred Stock under the articles of incorporation of CTI shall be paid, at the Closing, solely in shares of WAXS Common Stock (valued at $20.38 per share). Any such shares so issued to any holder of CTI Preferred Stock shall not affect the Exchange Ratio.

     2.7 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and WAXS for the Merger Consideration with respect to the shares of CTI Capital Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.7 and Section 2.2, any cash in lieu of fractional shares of WAXS Common Stock to which such holders are entitled pursuant to Section 2.4 and any dividends or distributions with respect to shares of WAXS Common Stock to which such holders are entitled pursuant to Section 2.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of CTI Capital Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 3.6) shall, to the extent permitted by law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

     2.8 No Liability. None of WAXS, Merger Sub, CTI, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     2.9 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Corporation on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation.

     2.10 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of CTI Capital Stock formerly represented thereby, any cash in lieu of fractional shares of WAXS Common Stock, and unpaid dividends and distributions on shares of WAXS Common Stock deliverable in respect thereof, pursuant to this Agreement.

     2.11 Withholding Rights. Each of the Surviving Corporation and WAXS shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of CTI Capital Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or WAXS, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as
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having been paid to the holder of the shares of CTI Capital Stock in respect of which such deduction and withholding was made by the Surviving Corporation or WAXS, as the case may be.

     2.12 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of CTI or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of CTI or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     2.13 Stock Transfer Books. The stock transfer books of CTI shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of CTI Capital Stock thereafter on the records of CTI. On or after the Effective Time, any Certificates presented to the Exchange Agent or WAXS for any reason shall be converted into the Merger Consideration with respect to the shares of CTI Capital Stock formerly represented thereby, any cash in lieu of fractional shares of WAXS Common Stock to which the holders thereof are entitled pursuant to Section 2.4 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

     2.14 Further Holdback. At the Closing, separately from the shares of WAXS Common Stock comprising the Escrow Fund (which shall be deposited with the Escrow Agent pursuant to the Escrow Agreement), a total of 49,068 of the shares of WAXS Common Stock to be issued to CTI's stockholders pursuant to Section 1.7(c) (the "Expense Fund") shall be deemed delivered to each CTI stockholder and at the deemed direction of each such stockholder delivered to an escrow agent to be designated in writing by CTI not less than five (5) days prior to the Closing Date. Any and all escrow provisions with respect to the Expense Fund shall in all aspects satisfy the specific requirements of Section 3.06 of IRS Revenue Procedure 77-37, as it has been amplified and superseded by the IRS. The CTI stockholders as of immediately prior to the Effective Time shall be the holders of record with full voting rights to all of the shares of WAXS Common Stock held in the Expense Fund. The CTI stockholders as of immediately prior to the Effective Time shall be entitled to exercise such voting rights until such time, if any, as such shares of WAXS Common Stock are sold to pay Representative's Costs pursuant to this Section 2.14. The escrow agent shall deliver to the CTI stockholders as of immediately prior to the Effective Time such proxies or other documents as may be necessary to enable such CTI stockholders to exercise such voting rights. Further, the CTI stockholders as of immediately prior to the Effective Time shall be entitled to promptly receive any dividend distribution with respect to the shares of WAXS Common Stock held in the Expense Fund. Any such dividends paid with respect to such shares shall be distributed by the escrow agent to the CTI stockholders as of immediately prior to the Effective Time as holders of record of such shares. The Expense Fund shall be available in the good faith discretion of the Shareholder Representative to pay the costs and expenses, if any, incurred by the Shareholder Representative in defending (including, without limitation, assuming the defense of any third party claims pursuant to Section 8.5) or otherwise responding to, on behalf of the stockholders of CTI, any claims for indemnification by any WAXS Protected Party pursuant to Article VIII hereof, or otherwise in the performance of its duties hereunder, including, without limitation, the reasonable fees, costs and expenses of attorneys, accountants and other professionals engaged by the Shareholder Representative for such purpose (collectively, the "Representative Costs"). The Shareholder Representative shall have the authority to direct the sale from time to time of such number of shares from the Expense Fund as may be necessary to reimburse the Shareholder Representative for any Representative's Costs, which shall be reimbursed to the Shareholder Representative from the Expense Fund promptly after the escrow agent's receipt of a request therefor. The Shareholder Representative shall also be entitled to have any Representative's Costs advanced to the Shareholder Representative from the Expense Fund upon request therefor, provided that any such advanced amounts not actually expended by the Shareholder Representative to pay Representative's Costs shall be promptly returned to the Expense Fund or returned to the stockholders of CTI as of immediately prior to the Effective Time on a pro rata basis. All shares of WAXS Common Stock or any cash amounts returned to the Expense Fund pursuant to the immediately preceding sentence which are remaining in the
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Expense Fund at the later to occur of (i) the expiration of the period for asserting claims pursuant to Section 8.2(b) or (ii) the first date on which there are no pending claims from any WAXS Protected Party shall be distributed by the escrow agent to the stockholders of CTI as of immediately prior to the Effective Time on a pro rata basis. CTI shall have authority to negotiate, and the Shareholder Representative shall have authority to enter into an agreement with the escrow agent designated by CTI, which shall effectuate the foregoing. WAXS agrees that, notwithstanding any contrary provision of this Agreement, any voting agreement between WAXS and any Principal Stockholder or any other agreement entered into in connection herewith or therewith, any shares of WAXS Common Stock comprising the Expense Fund may be sold from time to time at the discretion of the Shareholder Representative as contemplated hereby. The provisions of Section 8.7 shall apply to all actions taken by the Shareholder Representative as contemplated hereunder.

                                  ARTICLE III


                     REPRESENTATIONS AND WARRANTIES OF CTI


     CTI hereby represents and warrants to WAXS as follows:

     3.1 Organization and Authorization.

          (a) Each of CTI and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable, and has the corporate power and authority to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets, and is duly qualified and in good standing. Each of CTI and its Subsidiaries is duly qualified and in good standing in every state of the United States and in such other jurisdictions (within or outside of the United States) in which the conduct of its business or the ownership of its properties and assets requires it to be so qualified except where the failure to be so qualified would not have a Material Adverse Effect (as defined in Section 3.6) on CTI.

          (b) SCHEDULE 3.1(B) sets forth (i) every entity in which CTI owns fifty percent (50%) or more of the outstanding equity, directly or indirectly (each a "Subsidiary" and collectively, the "Subsidiaries"), and
     (ii) the equity interest in such entity that is owned by CTI. Except as noted on SCHEDULE 3.1(B), all outstanding shares of capital stock of the Subsidiaries (the "Subsidiary Shares") are owned by CTI, directly or indirectly, free and clear of all liens, restrictions, claims, equities, charges, options, rights of first refusal or encumbrances. Except as set forth on SCHEDULE 3.1(B), CTI has full power, right and authority to vote all of the shares of capital stock of each Subsidiary which are owned or held by CTI. Except as set forth on SCHEDULE 3.1(B), CTI is not a party to or bound by any agreement prohibiting or restricting its right to transfer or vote the shares of capital stock of any Subsidiary which are owned or held by CTI.

          (c) Subject to the approval of this Agreement, the Merger and the other transactions contemplated hereby by the stockholders of CTI by the Required CTI Stockholder Vote, CTI has the corporate power to execute, deliver and perform this Agreement and to consummate the transactions and perform its obligations contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of CTI, subject to the approval of this Agreement, the Merger and the other transactions contemplated hereby by the stockholders of CTI by the Required CTI Stockholder Vote. This Agreement has been duly and validly executed and delivered by CTI and constitutes CTI's legal, valid and binding obligation, enforceable in accordance with its terms, except to the extent such enforcement may be limited by applicable bankruptcy, reorganization, moratorium or other such laws affecting the enforcement of creditors' rights generally.

     3.2 Authorized and Outstanding Stock. The authorized capital stock of CTI, the number of issued and outstanding shares thereof and the record holders of such issued and outstanding shares of CTI's capital stock are set forth on
SCHEDULE 3.2. All of such issued and outstanding shares of capital stock of CTI are validly issued, fully paid and nonassessable. There are outstanding options, warrants or other
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rights, to acquire an aggregate of 4,029,110 shares of capital stock of CTI
(each, a "CTI Stock Option"). SCHEDULE 3.2 lists the exercise price and vesting schedule for each CTI Stock Option.

     3.3 Absence of Other Claims. Except as set forth on SCHEDULE 3.2, there is not outstanding, nor is CTI bound by, any subscriptions, options, preemptive rights, warrants, calls, commitments or agreements or rights of any character requiring CTI to issue or entitling any person or entity to acquire any additional shares of capital stock or any other equity security of CTI, including any right of conversion or exchange under any outstanding security or other instrument, and CTI is not obligated to issue or transfer any shares of its capital stock for any purpose. There are no outstanding obligations of CTI to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of CTI.

     3.4 Financial Statements. SCHEDULE 3.4 contains true, correct and complete copies of (i) the audited consolidated balance sheet of CTI as of September 30, 1998, and the related audited statement of income, retained earnings, and cash flows for the year then ended, and the related notes thereto; (ii) the audited consolidated balance sheet of CTI as of September 30, 1999, and the related audited statement of income, retained earnings, and cash flows for the year then ended, and the related notes thereto; and (iii) the unaudited consolidated balance sheet of CTI for the three (3) month period ending December 31, 1999, and the related unaudited statement of income, retained earnings, and cash flows for the period then ended (the "Interim Financial Statements") (collectively, the "Financial Statements"). The Financial Statements present fairly, in all material respects, the consolidated financial position of CTI, as of the dates thereof, and the related results of its operations for the periods then ended. Except as set forth on SCHEDULE 3.4, the Financial Statements have been prepared in accordance with GAAP on a basis consistent with prior periods subject, in the case of the Interim Financial Statements, to the absence of any notes thereto and to normal and recurring year-end adjustments, which adjustments will not, individually or in the aggregate, be material in amount.

     3.5 No Undisclosed Liabilities. Except (i) as and to the extent reflected and adequately reserved against in the Financial Statements, (ii) for liabilities and obligations of a type not required under GAAP to be disclosed in the Financial Statements and which were incurred in the ordinary course of business, consistent with past practice or (iii) as shown on SCHEDULE 3.5, as of September 30, 1999, CTI had no liabilities or obligations whatsoever, whether accrued, absolute, contingent or otherwise. Since September 30, 1999, CTI has not incurred any liability or obligation whatsoever, except for (i) liabilities and obligations incurred in the ordinary course of business consistent with past practice or (ii) as reflected on SCHEDULE 3.5.

     3.6 No Violation of Law. Except as set forth on SCHEDULE 3.6, neither CTI nor any of its Subsidiaries is or has been (by virtue of any past or present action, omission to act, contract to which it is a party or any occurrence or state of facts whatsoever) in violation of, or has received any notices of violation with respect to, any applicable local, state, federal or international law, ordinance, regulation, order, injunction or decree, or any other requirement of any supranational, national, state, municipal, local or foreign government, instrumentality, subdivision, court, administrative agency, commission or authority thereof, or any quasi-governmental or private body exercising any supranational, national, state, municipal, local or foreign regulatory, taxing, importing or other governmental or quasi-governmental authority (a "Governmental Entity") binding on it, or relating to its assets or business, except where such violation or loss, liability, penalty or expense by virtue thereof would not have a Material Adverse Effect on CTI. For purposes of this Agreement, "Material Adverse Effect" means, with respect to any specified entity, any change, circumstance or effect or breach of any of the provisions of this Agreement that, individually or in the aggregate with all other changes, circumstances and effects or breaches, is or would reasonably be expected to be materially adverse to (i) the business, financial condition or results of operations of such entity and its Subsidiaries taken as a whole, or (ii) the ability of such entity (or the party owning such entity) to consummate the transactions contemplated by this Agreement.

     3.7 Property.  Except where it would not have a Material Adverse Effect on
CTI:

          (a) Each of CTI and its Subsidiaries (i) has marketable fee simple title to all of its material real property and has valid title to all personal and mixed, tangible and intangible properties and
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     assets which it purports to own, including all such real and personal properties and assets reflected, but not shown as leased or encumbered, in the Financial Statements (except for inventory and assets sold in the ordinary course of business consistent with past practice and supplies consumed in the ordinary course of business consistent with past practice); and (ii) except for Permitted Liens (as defined hereafter), owns such real and personal property free and clear of objections, liens, restrictions, claims, charges, security interests, easements or other encumbrances of any nature whatsoever, including any mortgages, leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements. "Permitted Liens" shall mean (x) the security interests, easements or other encumbrances described in
     SCHEDULE 3.7 and (y) liens for Taxes not yet due and payable. All properties and assets of CTI and its Subsidiaries are in the possession or control of CTI or its Subsidiaries, as applicable.

          (b) Except as would not have a Material Adverse Effect on CTI, the plants, structures and equipment owned or leased by CTI or any of its Subsidiaries are structurally sound with no known defects, are in good and safe operating condition and repair and are adequate for the uses to which they are being put.

          (c) Except as would not have a Material Adverse Effect on CTI, the rights, properties and other assets presently owned, leased or licensed by CTI or any of its Subsidiaries include all rights, properties and other assets necessary to permit CTI and its Subsidiaries to conduct their business in the same manner as their business has been conducted in prior periods, without any need for replacement, refurbishment or extraordinary repair.

     3.8 [Intentionally Omitted.]

     3.9 [Intentionally Omitted.]

     3.10 Intellectual Property.

          (a) Generally. SCHEDULE 3.10(A) sets forth a complete and accurate list of (i) all material patents, trademarks, service marks, trademark and service mark registrations, trademark and service mark registration applications, label filings, copyrights, inventions, patents and patent applications owned by CTI or any of its Subsidiaries and all agreements with respect thereto, (ii) all material trade names owned by CTI or any of its Subsidiaries and (iii) all contracts, agreements or understandings pursuant to which CTI or any of its Subsidiaries has authorized any person to use or any person has the right to use, in any business or commercial activity, any of the items listed in clauses (i) and (ii) above that are owned by CTI or any of its Subsidiaries. Except as would not have a Material Adverse Effect on CTI or as set forth on SCHEDULE 3.10(A), neither CTI nor any of its Subsidiaries has heretofore infringed upon, and is not now infringing upon, any patent, service mark, trade name, trademark, copyright, trade secret, or other intellectual property belonging to any other person. Except as would not have a Material Adverse Effect on CTI or as set forth on SCHEDULE 3.10(A), CTI does not know of any person infringing upon any of CTI's or its Subsidiaries' patents, service marks, trademarks, copyrights, trade secrets, or other intellectual property. CTI has made available to Buyer true, correct and complete copies of each trademark and service mark registration or application therefor, patent or patent application or other item listed in SCHEDULE 3.10(A) and each assignment or license with respect to any thereof.

          (b) Computer Software and Databases. SCHEDULE 3.10(B) accurately identifies all material proprietary computer software and databases internally developed or acquired by CTI or any of its Subsidiaries (excluding generally available "shrink wrap" software and databases). Except as would not have a Material Adverse Effect on CTI, CTI and its Subsidiaries have all computer software and databases that are necessary to conduct the business of CTI and its Subsidiaries as presently conducted and all documentation relating to all such computer software and databases. Except as would not have a Material Adverse Effect on CTI, all such computer software and databases perform in accordance with the documentation related thereto or used in connection therewith and are free of defects in programming and operation. SCHEDULE 3.10(B) identifies each person to whom CTI or any
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     of its Subsidiaries, in the last two (2) years, has sold, licensed, leased or otherwise transferred or granted any interest or rights to any of the computer software and databases described above and the date of each such sale, license, lease or other transfer or grant. CTI has made available to WAXS true, correct and complete copies of all documents relating to each such sale, license, lease or other transfer or grant.

          (c) Year 2000 Compliance. Except as would not have a Material Adverse Effect on CTI, all computer hardware and software (including all computer hardware and software contained in imbedded systems) used in the business of CTI and its Subsidiaries or included in products previously or currently manufactured by CTI or any of its Subsidiaries (whether such hardware and software is owned by CTI or any of its Subsidiaries or is licensed from third parties) (collectively, the "Technology Systems") is designed to be used during and after the calendar year 2000 and such hardware and software will continue to operate during each such time period to accurately process date data (including, but not limited to calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, including leap year calculations ("Year 2000 Compliance"). Except as would not have a Material Adverse Effect on CTI, the occurrence of the calendar year 2000 will not adversely affect the Technology Systems of CTI or any of its Subsidiaries or of third parties using products manufactured, or services provided, by CTI or any of its Subsidiaries. No expenditures in excess of currently budgeted items are necessary to cause Technology Systems to operate properly during and after the calendar year 2000. CTI and its Subsidiaries have taken reasonable steps to determine whether the failure of any third parties with which CTI or any of its Subsidiaries has a relationship to achieve Year 2000 Compliance could have a Material Adverse Effect on CTI. Except as would not have a Material Adverse Effect on CTI, all computer hardware and software embedded in products manufactured, or services provided, by CTI or any of its Subsidiaries, when used in combination with, or interfacing with computer hardware and software of any other person, shall accurately accept, release and exchange date data, and shall continue to function in the same manner as it performs today and shall not otherwise impair the accuracy or function ability of such person's computer hardware or software.

     3.11 Litigation. SCHEDULE 3.11 sets forth all litigation, claims, suits, actions, investigations, indictments or informations, proceedings or arbitrations, grievances or other procedures (including grand jury investigations, actions or proceedings, and product liability and workers' compensation suits, actions or proceedings) pending, or to the knowledge of CTI, threatened, before any court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, grand jury, or any other forum for the resolution of grievances, against CTI or any of its Subsidiaries or involving any of its or their assets or business, except for such matters as would not have a Material Adverse Effect on CTI. Further, except as set forth in SCHEDULE 3.11 and for matters which would not have a Material Adverse Effect on CTI, there are no material judgments, orders, writs, injunctions, decrees, indictments or informations, grand jury subpoenas or civil investigative demands, plea agreements, stipulations or awards (whether rendered by a court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, grand jury or any other forum for the resolution of grievances) against or relating to CTI or any of its Subsidiaries or involving any of its or their assets or business. CTI has made available to WAXS all information requested by WAXS with respect to each pending litigation, claim, suit, action, investigation, indictment or information, proceeding, arbitration, grievance or other procedure listed in SCHEDULE 3.11, and the judgements and informations, grand jury subpoenas and civil investigative demands, plea agreements, stipulations and awards listed in said Schedule.

     3.12 Employment Matters and Benefit Plans.

          (a) SCHEDULE 3.12(A) sets forth a list of all material agreements, arrangements, commitments, and policies (1) which relate to employee benefits; (2) which pertain to present or former employees, officers, retirees, directors or independent contractors (or their beneficiaries, dependents or spouses) of CTI or any of its Subsidiaries; and (3) which are currently in effect or expected to be adopted, maintained by, sponsored by, or contributed to by CTI or any other employer (a "CTI Affiliate")
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     which, under Section 414 of the Code, would constitute a single employer with CTI (collectively referred to as "CTI Employee Benefit Plans", including, but not limited to, all: (A) employee benefit plans as defined in Section 3(3) of ERISA; and (B) all other deferred compensation, incentive, profit-sharing, thrift, stock ownership, stock appreciation rights, bonus, stock option, stock purchase, vacation, or other benefit plans or arrangements.

          (b) CTI and all CTI Affiliates have complied with their respective substantive obligations with respect to all CTI Employee Benefit Plans (including, but not limited to, (1) filing or distributing all reports or notices required by ERISA or the Code and (2) complying with all requirements of Part 6 of Title I of ERISA and Code Section 4980B) and have maintained the CTI Employee Benefit Plans in compliance with all applicable laws and regulations (including, but not limited to, ERISA and the Code), except where the failure to comply with such obligations would not result in a Material Adverse Effect on CTI. Each CTI Employee Benefit Plan that is intended to qualify under Code Section 401(a) has received a favorable determination letter (or other ruling indicating its tax-qualified status) from the IRS which is current with respect to all plan provisions required under applicable law for which such a letter can be obtained under IRS procedures, and the IRS has not threatened or taken any action to revoke any favorable determination letter issued with respect to any such CTI Employee Benefit Plan. No statement, either oral or written, has been made or administrative action has been taken by CTI or any CTI Affiliate (or any agent of either) to any Person regarding any CTI Employee Benefit Plans that is not in accordance with the terms of that plan that would have a Material Adverse Effect on CTI.

          (c) CTI has made available to WAXS true, correct and complete copies of all of the current documents relating to the CTI Employee Benefit Plans, including, but not limited to (1) all plan texts (including any subsequent amendments), trust instruments and other funding arrangements adopted or entered into in connection with each of the CTI Employee Benefit Plans; (2) the notices and election forms used to notify employees and their dependents of their continuation coverage rights under group health plans (under Code Section 4980B(f) and ERISA Section 606), if applicable; and (3) the most recent Form 5500 annual reports (including all schedules thereto), summary plan descriptions and favorable determination letters, if applicable, for Employee Benefit Plans. Since the date such documents were supplied to WAXS, no plan amendments have been adopted and no such amendments or changes shall be adopted or made prior to the Closing Date without WAXS's approval, except as required by applicable law after the date hereof.

          (d) Except as listed in SCHEDULE 3.12(D), neither CTI nor any CTI Affiliate has any material agreement, arrangement, commitment or understanding to create any additional CTI Employee Benefit Plans or to continue, modify, change or terminate any existing CTI Employee Benefit Plans.

          (e) None of the CTI Employee Benefit Plans (1) is currently under investigation, audit or review by the U.S. Department of Labor, the IRS, the Pension Benefit Guaranty Corporation or any other federal or state agency or (2) is liable for any federal, state, local or foreign taxes that would have a Material Adverse Effect on CTI. Except for such liabilities that would not have a Material Adverse Effect on CTI, there is no transaction in connection with which CTI or any CTI Affiliate could be subject to either a civil penalty assessed pursuant to ERISA Section 502, a tax imposed by Code Section 4975 or liability for a breach of fiduciary responsibility under ERISA.

          (f) Other than routine claims for benefits payable to participants or beneficiaries in accordance with the terms of the CTI Employee Benefit Plans, or relating to qualified domestic relations orders (as defined in Section 414(p) of the Code), there are no claims, pending or threatened, by any participant or beneficiary against any of the CTI Employee Benefit Plans or any fiduciary of any of the CTI Employee Benefit Plans that would have a Material Adverse Effect on CTI.

          (g) Neither CTI nor any CTI Affiliate has at any time maintained, sponsored or contributed to any "pension plan", as defined in ERISA Section 3(2), which is subject to Title IV of ERISA or contributed to any pension plan which is a "multiemployer plan" as defined in ERISA Section 3(37)(A).
                                      B-13
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          (h) SCHEDULE 3.12(H) sets forth a list of all agreements,
     arrangements, commitments and CTI Employee Benefit Plans, under which (1) any benefits will be increased, (2) the vesting or exercisability of benefits will be accelerated, (3) amounts will become immediately payable, and/or (4) the immediate funding for any benefits is required, upon the occurrence of the transactions contemplated by this Agreement. Except with respect to CTI Stock Options, SCHEDULE 3.12(H) also sets forth a good faith estimate of the total value and/or cost of any such change in control benefits and/or funding and a statement of the time periods in which such payments must be made and/or funding obligations must be met, including but not limited to the value and/or costs of any gross up payments for tax purposes.

          (i) To the knowledge of CTI, no key employee, or group of employees of CTI has any plans to terminate employment with CTI or any of its Subsidiaries other than employees with plans to retire. CTI and its Subsidiaries have complied with all laws relating to the employment of labor, including provisions thereof relating to wages, hours and equal opportunity, and it does not have any labor relations problems (including threatened or actual strikes or work stoppages or grievances), except for such failures or problems that would not have a Material Adverse Effect on CTI.

     3.13 Collective Bargaining. Except as set forth on SCHEDULE 3.13, there are no labor contracts, collective bargaining agreements, letters of understanding or other arrangements, formal or informal, with any union or labor organization covering any of CTI's or its Subsidiaries' employees and none of said employees are represented by any union or labor organization. CTI has made available to Buyer a true, correct, and complete copy of each agreement listed on SCHEDULE 3.13.

     3.14 Labor Disputes. CTI and its Subsidiaries are in compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours, except where the failure to be in compliance would not have a Material Adverse Effect on CTI. No unfair labor practice complaint against CTI or any of its Subsidiaries is pending before the National Labor Relations Board. CTI does not know of any labor strike or other labor trouble actually pending, being threatened against, or affecting CTI or any of its Subsidiaries. Relations between management and labor are amicable and there have not been, nor are there presently, any attempts to organize non-union employees, nor are there plans for any such attempts.

     3.15 Investments.  Except for the Subsidiary Shares and as disclosed on
SCHEDULE 3.15, neither CTI nor any of its Subsidiaries owns any capital stock or other securities or have any other material investment in any person or other entity.

     3.16 Tax Matters.  Except as set forth on SCHEDULE 3.16:

          (a) (i) All material Tax Returns required to be filed under applicable law by CTI and each of its Subsidiaries have been filed, or requests for extensions have been timely filed and have not expired; (ii) all such Tax Returns filed by CTI and its Subsidiaries are complete and accurate in all material respects; (iii) all Taxes shown to be due on such Tax Returns or on subsequent assessments with respect thereto have been paid or the Financial Statements reflect that adequate reserves have been established for the payment of such Taxes, and no other material Taxes are payable by CTI and its Subsidiaries with respect to items or periods covered by such Tax Returns (whether or not shown on or reportable on such Tax Returns) or with respect to any period prior to the date of this Agreement; (iv) CTI and each of its Subsidiaries has disclosed on their federal income Tax Return all positions taken therein that could give rise to a substantial understatement of income Tax within the meaning of Section 6662 of the Code; (v) there are no material liens on any of the assets of CTI or any of its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that CTI or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which the Financial Statements reflect that appropriate reserves have been established; (vi) no power of attorney to deal with Tax matters or waiver or extension of any statute of limitations with respect to Taxes has been granted by CTI or any of its Subsidiaries; and (vii) there is no (X) audit, examination, deficiency or refund litigation or matter in controversy with respect to any Taxes of CTI and its Subsidiaries nor (Y) has the IRS nor any other Tax authority asserted any claim for Taxes in writing, or to the knowledge of CTI, is threatening to assert any claim for Taxes, that might reasonably be expected to result in a Tax determination which would have a Material Adverse Effect on CTI.

          (b) SCHEDULE 3.16 sets forth the names of the Subsidiaries of CTI which are or have been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (or a group of corporations filing a consolidated, combined or unitary income Tax Return under comparable provisions of state, local or foreign Tax law) other than a group the common parent of which was CTI;

          (c) There are no contracts, agreements, plans or arrangements, including but not limited to the provisions of this Agreement, covering any employee or former employee of CTI or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount (or portion thereof) that would not be deductible pursuant to Section 280G of the Code.

          (d) Neither CTI nor any of its Subsidiaries is a party to (i) a Tax Sharing Agreement, (ii) transactions which have produced deferred intercompany gains, losses or other intercompany items or excess loss accounts (within the meaning of Treas. Reg. sec. 1.1502-13 or 1.1502-19, respectively, or any predecessor regulations or any comparable items for state, local or non-United States Tax purposes), or (iii) any joint venture, partnership, limited liability company or other arrangement or contract that should be treated as a partnership for federal income Tax purposes or as to which, an election has been made under Treas. Reg. sec. 301.7701-3 to have the entity disregarded for federal income Tax purposes as an entity separate from its owner.

          (e) None of CTI and its Subsidiaries (i) has or has had operations or assets outside the United States taxable as a "branch" by the United States or as a "permanent establishment" by any foreign country, (ii) has received written notice of any claim made by a Tax authority in a jurisdiction where CTI or any of its Subsidiaries does not file Tax Returns that it is or may be subject to Taxes in such jurisdiction, (iii) is a "passive foreign investment company" within the meaning of the Code, (iv) has participated in or cooperated with an international boycott or has been requested to do so in connection with any prior transaction or the transactions contemplated by this Agreement, and (v) has availed itself of any Tax amnesty, Tax holiday or similar relief in any jurisdiction.

          (f) CTI has made available to WAXS true copies of (i) all material Tax Returns that CTI or its Subsidiaries have filed since its fiscal year ended September 30, 1995, and (ii) all material correspondence, including without limitation, closing agreements, private letter rulings, advance pricing agreements and gain recognition agreements and other written submissions to or communications with any Tax authorities.

          (g) (i) There is no plan or intention on the part of holders of CTI Capital Stock who own five percent (5%) or more of the CTI Capital Stock by vote or value (the "5% CTI stockholders"), nor have any of such 5% CTI stockholders entered any agreement, and to the knowledge of CTI, there is no plan or intention on the part of the remaining holders of CTI Capital Stock to sell, exchange or otherwise dispose of a number of shares of WAXS Common Stock received in the Merger (excluding the Contingent Shares, if any) to any person related to WAXS within the meaning of Treas. Reg. sec. 1.368-1(e)(3) that would reduce the CTI stockholders' aggregate ownership of such WAXS Common Stock to a number of shares of WAXS Common Stock having a value, as of the Effective Time of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding CTI Capital Stock as of the Effective Time. For purposes of this representation, shares of WAXS Common Stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of WAXS Common Stock will be treated as outstanding CTI Capital Stock as of the Effective Time. Any third party who may acquire WAXS Common Stock from Roger Abbott and Rosalind Abbott as former CTI stockholders after the Merger as contemplated in the Voting and Stock Transfer Restriction Agreement dated as of the date hereof between WAXS and Roger Abbott and Rosalind Abbott (the "Abbott Voting and Stock Transfer Restriction Agreement"), will not be a person related to WAXS within the meaning of
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     Treas. Reg. sec. 1.368-1(e)(3), and there are no facts and circumstances indicating that the cash to be used by each such third party to purchase the WAXS Common Stock from such former CTI stockholders receiving WAXS Common Stock in the Merger will in substance be exchanged by WAXS or any of its Subsidiaries for CTI Capital Stock.

             (ii) The fair market value of the WAXS Common Stock (inclusive of Contingent Shares, if any) and cash in lieu of fractional shares of Parent Common Stock, if any, together with any cash paid or shares of WAXS Common Stock issued, as the case may be, in satisfaction of accrued unpaid dividends on CTI Preferred Stock, received by each holder of CTI Capital Stock in the Merger will be approximately equal to the fair market value of the shares of CTI Capital Stock surrendered in the Merger by each CTI stockholder.

             (iii) CTI is not a regulated investment company, a real estate investment trust, or a corporation fifty percent (50%) or more of the value of whose total assets (excluding cash, cash items, receivables and U.S. government securities) are stock or securities and eighty percent (80%) or more of the value of whose total assets are assets held for investment. For purposes of the fifty percent (50%) and eighty percent (80%) determinations under the preceding sentence, stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary's assets. A corporation shall be considered a subsidiary for purposes of this paragraph if the parent owns fifty percent (50%) or more of the combined voting power of all classes of stock entitled to vote, or fifty percent (50%) or more of the total value of shares of all classes of stock outstanding.

             (iv) In the Merger, CTI will transfer to Merger Sub at least ninety percent (90%) of the fair market value of its net assets, and at least seventy percent (70%) of the fair market value of its gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid by CTI to dissenters or to CTI stockholders who receive cash or other property, CTI assets used by CTI to pay reorganization expenses, and CTI assets used for redemptions and distributions (excluding regular, normal dividends) made by CTI prior to the Effective Time will be included as assets of CTI held immediately prior to the Merger.

             (v) None of the compensation received by any stockholder-employee of CTI will be separate consideration for, or allocable to, any of the shares of CTI Capital Stock held by such stockholder-employee; none of the shares of WAXS Common Stock issued in the Merger and received by any stockholder-employee of CTI will be separate consideration for, or allocable to, any employment agreement, agreement not to compete or any other compensation owed or owing to such stockholder-employee; and the compensation paid to any stockholder-employee of CTI will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

             (vi) CTI and each of its stockholders will pay their respective expenses, if any, incurred in connection with the Merger.

             (vii) There is no intercorporate indebtedness existing between WAXS and CTI or between CTI and the Merger Sub that was issued, acquired, or will be settled at a discount.

             (viii) At the Effective Time of the Merger, the fair market value of the assets of CTI transferred to Merger Sub will equal or exceed the sum of its liabilities assumed by Merger Sub, plus (without duplication) the amount of liabilities, if any, to which the transferred assets of CTI are subject.

             (ix) The liabilities of CTI assumed by Merger Sub and the liabilities of CTI to which the transferred assets of CTI are subject were incurred by CTI in the ordinary course of its business.

             (x) CTI is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

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

             (xi) The business carried on by CTI at the Effective Time is its "historic business" within the meaning of Treas. Reg. sec. 1.368-1(d).

             (xii) Prior to the Effective Time, CTI has not distributed the stock of any corporation in a distribution qualifying for Tax-free treatment under Section 355 of the Code.

             (xiii) During the five (5) year period ending as of the Effective Time, neither CTI nor any persons related to CTI within the meaning of Treas. Reg. sec. 1.368-1(e)(3) (but without regard to Treas. Reg. sec. 1.368-1(e)(3)(i)(A)) will have directly or through any transaction, agreement, or arrangement with any other person, (A) acquired CTI Capital Stock with consideration other than shares of WAXS capital stock or CTI Capital Stock or (B) made any "extraordinary distributions" with respect to CTI Capital Stock within the meaning of Treas. Reg. sec. 1.368-1T(e)(1)(ii)(A).

             (xiv) The principal purposes of CTI for participating in the Merger are bona fide purposes unrelated to Taxes, and the terms of this Agreement are the product of arm's-length negotiations.

             (xv) CTI and each of its Subsidiaries are not currently, have not been within the last five (5) years, and do not anticipate becoming a "United States real property holding corporation" within the meaning of
        Section 897(c) of the Code.

             (xvi) There is a valid business reason underlying the Section 1.7(d) provisions concerning the possible issuance of Contingent Shares and the provisions of this Agreement relating to Contingent Shares satisfy the specific requirements of Section 3.03 of IRS Revenue Procedure 77-37, as it has been amplified and superseded by the IRS.

             (xvii) There is a valid business reason for the escrow of shares of WAXS Common Stock, including Contingent Shares, if any, pursuant to
        Section 2.5 of this Agreement and the Escrow Agreement described in
        Section 7.1(d), and the escrow provisions of this Agreement and the Escrow Agreement satisfy the specific requirements of Section 3.06 of IRS Revenue Procedure 77-37, as it has been amplified and superseded by the IRS.

             (xviii) There is a valid business reason for the escrow of shares of WAXS Common Stock comprising the Expense Fund pursuant to Section
        2.14 of this Agreement, and the escrow provisions of Section 2.14 satisfy the specific requirements of Section 3.06 of IRS Revenue Procedure 77-37, as it has been amplified and superseded by the IRS.

          (h) For purposes of this Agreement:

             (i) "Tax" (and, with correlative meaning, "Taxes" shall mean: (i) all taxes, charges, fees, levies or other assessments, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, employer tax, estimated, severance, telecommunications, occupation, goods and services, capital, profits, value added taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Person is required to pay, withhold or collect; and
        (ii) any liability for the payment of any amounts described in clause
        (i) as a result of being a successor to or transferee of any individual or entity or a member of an affiliated, consolidated or unitary group for any period (including pursuant to Treas. Reg. sec. 1.1502-6 or comparable provisions of state, local or foreign tax law); and (iii) any liability for the payment of amounts

                                      B-17
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        described in clause (i) or clause (ii) as a result of any express or implied obligation to indemnify any Person or as a result of any obligations under agreements or arrangements with any Person;

             (ii) "Tax Asset" means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute which could reduce Taxes (including, without limitation, credits related to alternative minimum Taxes);

             (iii) "Tax Return" shall mean all reports, estimates, declarations of estimated tax, information statements and returns (including any attached schedules) or similar statement relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties; and

             (iv) "Tax Sharing Agreement" shall mean any and all existing written Tax sharing agreements, or arrangements binding two or more persons with respect to the payment of Taxes, including any written agreements or arrangements which afford any other person the right to receive any payment from one or more other persons in respect to any Taxes or the benefit of any Tax Asset of one or more other persons or require or permit the transfer or assignment of any income, revenue, receipts or gains.

     3.17 Required Licenses and Permits. Except as would not have a Material Adverse Effect on CTI, CTI and its Subsidiaries have all licenses, tariffs, permits, variances, exemptions, orders, approvals and other authorizations of all Governmental Entities necessary for the operation of the business of CTI and its Subsidiaries (the "CTI Permits"). CTI and its Subsidiaries are in compliance with the terms of the CTI Permits, except where the failure to so be in compliance would have a Material Adverse Effect on CTI. The businesses of CTI and its Subsidiaries are not being conducted in violation of, and neither CTI nor any of its Subsidiaries have received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not have a Material Adverse Effect on CTI. CTI has made available to WAXS true, correct, and complete copies of all CTI Permits.

     3.18 Contracts and Commitments. Except as set forth or described in SCHEDULES 3.12, 3.13 or 3.18:

          (a) Neither CTI nor any of its Subsidiaries is a party to any agreement or contract, the absence of which would have a Material Adverse Effect on CTI;

          (b) No contracts or commitments of CTI or any of its Subsidiaries have unexpired terms of more than twelve (12) months from the date hereof or require payments or the provision of services having a value individually in excess of $1,000,000 (or, as to any series of related contracts or commitments, $1,000,000 in the aggregate);

          (c) Neither CTI not any of its Subsidiaries have any contract, written or oral, relating to the employment of any person by CTI or any Subsidiary thereof, or any consulting or similar kind of contract, that is not cancelable by CTI as a Subsidiary thereof, on notice of not longer than one hundred twenty (120) days and without liability of any kind, except liabilities which arise as a matter of law upon termination of employment, or any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings;

          (d) Except for negotiable instruments in the process of collection, neither CTI nor any of its Subsidiaries has any unexpired power of attorney outstanding or any contract, commitment or liability (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, indemnitor in respect of the contract or commitment of any other person, corporation, partnership, joint venture, association, organization or other entity (other than a Subsidiary of CTI) with respect to an amount exceeding $2,000,000;

          (e) There are no contracts or agreements with any director, officer or shareholder of CTI or a Subsidiary thereof, or with any person related to any such person or with any company or other organization in which any director, officer, or shareholder of CTI or a Subsidiary thereof, or anyone related to any such person, has a material direct or indirect financial interest;
                                      B-18
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          (f) Neither CTI nor any of its Subsidiaries is subject to any contract or agreement containing covenants limiting the freedom of CTI or any of its Subsidiaries to compete in any line of business in any geographic area or requiring CTI or any of its Subsidiaries to share any profits;

          (g) Neither CTI nor any of its Subsidiaries has any outstanding contract or agreement for variable cost service (excluding point-to-point service obtained pursuant to a lease or IRU arrangement) which is of a "take-or-pay" or similar variety and which requires payments or the provision of services having a value in excess of $50,000 per year or $1,000,000 over the term of the contract or agreement; and

          (h) CTI has made available to WAXS true, correct and complete copies of each of the agreements listed on SCHEDULE 3.18 (such agreements, together with any agreements set forth or described in or required to be set forth or described in any of SCHEDULES 3.12 or 3.13 being referred to as the "Material Contracts");

     3.19 No Conflict. Subject to obtaining any required consents or approvals set forth on SCHEDULE 3.21, the execution and delivery of this Agreement by CTI, the consummation of the transactions contemplated herein by CTI, and the performance of the covenants and agreements hereunder of CTI will not, with or without the giving of notice or the lapse of time, or both, (i) violate or conflict with any of the provisions of any charter document or bylaw of CTI or a Subsidiary thereof, (ii) except as set forth in SCHEDULE 3.19, violate, conflict with or result in a breach or default under or give rise to a right of termination, amendment, cancellation or acceleration of any term, condition or obligation under any material mortgage, indenture, contract, license, permit, instrument, trust document, will, or other agreement, document or instrument to which CTI or a Subsidiary thereof is a party or by which CTI, any Subsidiary thereof or its or their assets may be bound, (iii) violate any provision of law, statute, regulation, court order or ruling of any governmental authority to which CTI or a Subsidiary thereof is a party or by which its or their assets may be bound or (iv) result in the creation or imposition of any lien, claim, charge, restriction, security interest or encumbrance of any kind whatsoever upon any asset, except, with respect to the foregoing clauses (ii), (iii) or
(iv), where there would arise no Material Adverse Effect on CTI therefrom.

     3.20 Agreements in Full Force and Effect.  Except as expressly set forth in
SCHEDULE 3.20, all Material Contracts are valid and binding and in full force and effect and are enforceable in accordance with their terms, except to the extent that such enforceability may be limited due to laws relating to bankruptcy, reorganization, moratorium or other such laws. CTI does not have knowledge of any pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to such agreements. No event has occurred with respect to any agreement or contract to which CTI or a Subsidiary thereof is a party which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder by CTI or a Subsidiary thereof, or to the knowledge of CTI, any other party thereto, except where such default would not have a Material Adverse Effect on CTI.

     3.21 Required Consents and Approvals. Except as set forth on SCHEDULE 3.21, no consent or approval is required by virtue of the execution hereof by CTI or the consummation of any of the transactions contemplated herein by CTI to avoid the violation or breach of, or the default under, or the creation of a lien on any asset of CTI or a Subsidiary thereof pursuant to the terms of, any regulation, order, decree or award of any Governmental Entity or any lease, agreement, contract, mortgage, note, license, permit, tariff, authorization or any other instrument to which CTI or a Subsidiary thereof is a party or to which it or any of its property or any of its capital stock is subject, except where the failure to obtain such consent or approval would not have a Material Adverse Effect on CTI.

     3.22 Absence of Certain Changes and Events.  Except as set forth on
SCHEDULE 3.22, since September 30, 1999, each of CTI and its Subsidiaries has conducted its business only in the ordinary course, and has not:

          (a) made any declaration, setting aside or payment of any dividend or other distribution of assets (whether in cash, stock or property) with respect to the capital stock of CTI or a Subsidiary thereof, or any direct or indirect redemption, purchase or other acquisition of such stock, or otherwise made any payment of cash or any transfer of other assets, to any shareholder or affiliate thereof (including, without limitation, the repayment of or on any indebtedness or other obligation); or transferred any assets from a Subsidiary to CTI;

          (b) suffered any Material Adverse Effect;

          (c) except for customary increases based on term of service or regular promotion of non-officer employees, increased (or announced any increase in) the compensation payable or to become payable to any employee or increased (or announced any increase in) any bonus, insurance, pension or other employee benefit plan, payment or arrangement for such employees, or entered into or amended any material employment, consulting, severance or similar agreement;

          (d) incurred, assumed or guaranteed any liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice;

          (e) paid, discharged, satisfied or renewed any material claim, liability or obligation other than in the ordinary course of business and consistent with past practice;

          (f) permitted any asset to be subjected to any mortgage, lien, security interest, restriction, charge or other encumbrance of any kind except for Permitted Liens;

          (g) waived any material claims or rights;

          (h) sold, transferred or otherwise disposed of any material asset, except in the ordinary course of business consistent with past practice;

          (i) made any single capital expenditure or investment in excess of $1,000,000;

          (j) made any change in any method, practice or principle of financial or tax accounting;

          (k) paid, loaned, advanced, sold, transferred or leased any asset to any employee, except for normal compensation involving salary and benefits or expenses reimbursed in the ordinary course of business, consistent with past practice;

          (l) issued or sold any of its capital stock or issued any warrant, option or other right to purchase shares of its capital stock, or any security convertible into its capital stock;

          (m) entered into any material commitment or transaction, other than in the ordinary course of business consistent with past practice, affecting the business of CTI or its Subsidiaries; or

          (n) agreed in writing, or otherwise, to take any action described in this Section 3.22.

     3.23 Brokers and Advisers. Except for Gerard Klauer Mattison & Co., Inc., no broker, agent or finder has rendered financial services to CTI in connection with the transactions contemplated by this Agreement.

     3.24 Information Supplied. None of the information supplied or to be supplied by CTI for inclusion or incorporation by reference in the Proxy Statement/Prospectus and the Registration Statement (each as defined herein) will, on the date it is first mailed to WAXS's stockholders or at the time of the WAXS Stockholders Meeting (in the case of the Proxy Statement/Prospectus) or on the date it is filed or declared effective by the SEC (in the case of the Registration Statement) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by CTI to its stockholders in connection with such stockholders' adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.25 CTI Board Approval. The Board of Directors of CTI, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the "CTI Board Approval"), has duly (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of CTI and its stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) declared the advisability of this Agreement, the Merger and the other transactions contemplated hereby, and, further, (iv) recommended that the stockholders of CTI approve and adopt this Agreement, the Merger and the other transactions contemplated hereby and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by CTI's stockholders.

     3.26 Required CTI Stockholder Vote. The affirmative vote of holders of shares of CTI Common Stock, CTI Series A Preferred Stock and CTI Series B Preferred Stock voting as three (3) separate classes, representing a majority of the outstanding shares of each such class (the "Required CTI Stockholder Vote"), are the only votes of the holders of any class or series of CTI capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

     3.27 Disclosure. No representations or warranties by CTI in this Agreement (as qualified by the corresponding Schedules delivered by CTI pursuant hereto) contain any untrue statement of material fact, or omit to state any fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

                                   ARTICLE IV


             REPRESENTATIONS AND WARRANTIES OF WAXS AND MERGER SUB


     WAXS and Merger Sub hereby represent and warrant to CTI as follows:

     4.1 Organization. WAXS and Merger Sub are corporations duly organized, validly existing and in good standing under the laws of the state of their incorporation and have all requisite corporate power and authority to effect the transactions and perform their obligations as contemplated hereunder. Except as set forth on SCHEDULE 4.1, Exhibit 21.1 to WAXS's Annual Report on Form 10-K for the year ended December 31, 1998 includes all the Subsidiaries of WAXS which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the "SEC")). Except as disclosed on SCHEDULE 4.1 or in the WAXS SEC Reports (as defined herein), all the outstanding shares of capital stock of, or other equity interest in, each such Significant Subsidiary owned or held by WAXS have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by WAXS, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for such matters as would not have a Material Adverse Effect on WAXS. Neither WAXS nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than the Subsidiaries of WAXS) that is or would reasonably be expected to be material to WAXS and its Subsidiaries taken as a whole.

     4.2 Authorization. Subject to the approval of this Agreement, the Merger and the other transactions contemplated hereby by the stockholders of WAXS by the Required WAXS Vote, WAXS has the right, power and authority to execute, deliver and perform this Agreement and the Escrow Agreement and to consummate the transactions contemplated hereby and thereby, including the issuance of the WAXS Common Stock as contemplated hereunder. The execution, delivery and performance of this Agreement and the Escrow Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of WAXS, subject to the approval of this Agreement, the Merger and the other transactions contemplated hereby by the stockholders of WAXS by the Required WAXS Vote. This Agreement and the Escrow Agreement have been duly and validly executed and delivered by WAXS and constitute a legal, valid and binding obligation of WAXS, enforceable in accordance with their terms, except to the extent such enforceability may be limited by applicable bankruptcy, reorganization, moratorium or other such laws affecting the rights of creditors generally. Merger Sub has the right, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereunder. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Merger Sub. This Agreement has been duly and validly executed and delivered by Merger Sub and constitutes a legal, valid and binding obligation of Merger Sub, enforceable in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, reorganization, moratorium or other such laws affecting the rights of creditors generally.

     4.3 No Conflict. The execution and delivery of this Agreement and the Escrow Agreement by WAXS, the execution and delivery of this Agreement by Merger Sub, the consummation of the transactions contemplated herein and therein by WAXS and Merger Sub, as applicable, and the performance of the covenants and agreements of WAXS and Merger Sub will not, with or without the giving of notice or the lapse of time, or both, (i) violate or conflict with any of the provisions of any charter document or bylaw of WAXS or Merger Sub, (ii) except as set forth in SCHEDULE 4.3, violate, conflict with or result in a breach or default under or give rise to a right of termination, amendment, cancellation or acceleration of any term, condition or obligation under any material mortgage, indenture, contract, license, permit, instrument, trust document, or other agreement, document or instrument to which WAXS or Merger Sub is a party or by which WAXS or Merger Sub or any of its or their properties may be bound, (iii) violate any provision of law, statute, rule, regulation, court order, judgment or decree, or ruling of any Governmental Entity, to which WAXS or Merger Sub is a party or by which WAXS or Merger Sub or any of its or their properties may be bound or (iv) result in the creation or imposition of any lien, claim, charge, restriction, security interest or encumbrance of any kind whatsoever upon any asset of WAXS or Merger Sub, except, with respect to the foregoing clauses (ii),
(iii) or (iv), where there would arise no Material Adverse Effect on WAXS or Merger Sub therefrom.

     4.4 Validity of Issuance. The shares of WAXS Common Stock, when issued in accordance with Section 1.7 hereof, will be duly authorized, validly issued, fully paid and nonassessable.

     4.5 Capital Structure.  As of February 11, 2000:

          (a) The authorized capital stock of WAXS consists of (A) 150,000,000 shares of WAXS Common Stock, of which 53,787,805 shares are outstanding and no shares are held in treasury of WAXS and (B) 10,000,000 shares of Preferred Stock, par value $.01 per share, of which 50,000 shares designated as 4.25% Cumulative Senior Perpetual Convertible Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred Stock"), and 350,259.875 shares designated as Convertible Preferred Stock, Series C (the "Series C Preferred Stock"), are outstanding. WAXS has reserved or has available 4,347,827 shares of WAXS Common Stock for issuance upon conversion of the Series A Preferred Stock and 18,027,478 shares of WAXS Common Stock for issuance upon conversion of the Series C Preferred Stock. All issued and outstanding shares of the capital stock of WAXS are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. In addition to the option described in Item 1 of SCHEDULE 4.5, there are outstanding options, warrants or other rights (a "WAXS Stock Option") to acquire 13,133,837 shares of capital stock from WAXS.

          (b) No bonds, debentures, notes or other indebtedness of WAXS having the right to vote on any matters on which holders of capital stock of WAXS may vote are issued or outstanding.

          (c) Except as otherwise set forth in this Section 4.5, the WAXS SEC Reports (as defined below) or SCHEDULE 4.5 and as contemplated by Section
     1.5 and Section 1.6, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which WAXS or any of its Subsidiaries is a party or by which any of them is bound obligating WAXS or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of WAXS or any of its Subsidiaries or obligating WAXS or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call right, commitment, agreement, arrangement or undertaking. Except as set forth on SCHEDULE 4.5 or the WAXS SEC Reports, there are no outstanding obligations of WAXS or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of WAXS or any of its Subsidiaries.

     4.6 Reports and Financial Statements.

          (a) WAXS has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it under the federal securities laws with the SEC since January 1, 1998 (collectively, including all exhibits thereto, the "WAXS SEC Reports"). No Subsidiary of WAXS is required to file any form, report, registration statement, prospectus or other document with the SEC not otherwise filed with a WAXS SEC Report. None of the WAXS SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The WAXS SEC Reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing as of the time of filing of such reports, not misleading. Each of the financial statements (including the related notes) included in the WAXS SEC Reports (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of WAXS and its Subsidiaries as of the respective dates or for the respective periods set forth therein all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments that have not been and will not be material in amount. All of such WAXS SEC Reports, as of their respective dates (or as of the date of any amendment to the respective WAXS SEC Report filed prior to the date of this Agreement), complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

          (b) Except as disclosed on SCHEDULE 4.6 or in the WAXS SEC Reports, since December 31, 1999, WAXS and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of WAXS and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business or (B) liabilities that would not have a Material Adverse Effect on WAXS.

     4.7 Brokers and Advisers. Except for Donaldson, Lufkin & Jenrette Securities Corporation, no broker, agent or finder has rendered financial services to WAXS in connection with the transactions contemplated by this Agreement.

     4.8 Information Supplied. None of the information supplied or to be supplied by WAXS for inclusion or incorporation by reference in the Proxy Statement/Prospectus (as defined herein) will, on the date it is first mailed to WAXS's stockholders, or at the time of the WAXS Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will, on the date it is first mailed to WAXS's stockholders and at the time of the WAXS Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

     4.9 WAXS Board Approval. The Board of Directors of WAXS, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the "WAXS Board Approval"), has duly (i) determined that this Agreement, the Merger and the other
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

transactions contemplated hereby are fair to and in the best interests of WAXS and its stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) declared the advisability of this Agreement, the Merger and the other transactions contemplated hereby, and, further, (iv) recommended that the stockholders of WAXS approve and adopt this Agreement, the Merger and the other transactions contemplated hereby and directed that this Agreement and the transactions contemplated hereby by submitted for consideration by WAXS's stockholders at the WAXS Stockholders Meeting.

     4.10 Required WAXS Stockholder Vote. Except as set forth on SCHEDULE 4.10, the affirmative vote of holders of shares of WAXS Common Stock, Series A Preferred Stock and Series C Preferred Stock, voting together as a single class, representing a majority of the outstanding shares of WAXS Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (the "Required WAXS Vote"), is the only vote of the holders of any class or series of WAXS capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

     4.11 Required Merger Sub Board Approval. The Board of Directors of Merger Sub, by resolutions duly adopted by a unanimous written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Merger Sub and its sole stockholder, WAXS, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) declared the advisability of this Agreement, the Merger and the other transactions contemplated hereby, and, further, (iv) recommended that WAXS adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

     4.12 Required Merger Sub Stockholder Vote. The affirmative vote of WAXS, as sole stockholder of Merger Sub, is the only vote of the holders of any class or series of Merger Sub capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby. WAXS, in its capacity as sole stockholder of Merger Sub, has, by resolutions duly adopted by written consent (the "Merger Sub Stockholder Resolutions") adopted this Agreement and approved the Merger and the other transactions contemplated hereby.

     4.13 Litigation; Compliance with Laws.

          (a) Except as disclosed on SCHEDULE 4.13 or in the WAXS SEC Report, there is no suit, investigation, action or proceeding pending or, to the knowledge of WAXS, threatened, against or affecting WAXS or any Subsidiary of WAXS having, or which would have a Material Adverse Effect on WAXS, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against WAXS or any Subsidiary of WAXS having, or which would have a Material Adverse Effect on WAXS.

          (b) Except as would not have a Material Adverse Effect on WAXS, WAXS and its Subsidiaries hold all permits, licenses, variances, authorizations, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses of WAXS and its Subsidiaries (the "WAXS Permits"). WAXS and its Subsidiaries are in compliance with the terms of the WAXS Permits, except as disclosed in the WAXS SEC Reports or where the failure to be valid and in full force and effect or to so comply would not have a Material Adverse Effect on WAXS. The businesses of WAXS and its Subsidiaries are not being conducted in violation of, and WAXS has not received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except as disclosed in the WAXS SEC Reports or for violations which would not have a Material Adverse Effect on WAXS.

     4.14 Absence of Certain Changes or Events.  Except as disclosed on SCHEDULE
4.14 or in the WAXS SEC Reports and except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, since December 31, 1998 through and including the date hereof, (i) WAXS and its Subsidiaries have conducted, in all material respects, their business only in the ordinary course and (ii) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on WAXS, other than any change, circumstance or effect relating (A) to the economy or financial markets in general, or (B) in general to the industries in which WAXS and its Subsidiaries operate and not specifically relating to WAXS and its Subsidiaries.

     4.15 Tax Matters.  Except as set forth on SCHEDULE 4.15:

          (a) (i) All material Tax Returns required to be filed under applicable law by WAXS and each of its Subsidiaries have been filed, or requests for extensions have been timely filed and have not expired; (ii) all such Tax Returns filed by WAXS and its Subsidiaries are complete and accurate in all material respects; (iii) all Taxes shown to be due on such Tax Returns or on subsequent assessments with respect thereto have been paid or the WAXS SEC Reports reflect that adequate reserves have been established for the payment of such Taxes, and no other material Taxes are payable by WAXS or any of its Subsidiaries with respect to items or periods covered by such Tax Returns (whether or not shown on or reportable on such Tax Returns) or with respect to any period prior to the date of this Agreement; (iv) there are no material liens on any of the assets of WAXS or any of its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that WAXS and its Subsidiaries is contesting in good faith through appropriate proceedings and for which the WAXS SEC Reports reflect that appropriate reserves have been established; and (v) there is no audit, examination, deficiency or refund litigation or matter in controversy with respect to any Taxes of WAXS and its Subsidiaries that might reasonably be expected to result in a Tax determination which would have a Material Adverse Effect on WAXS.

          (b) There are no contracts, agreements, plans or arrangements, including but not limited to the provisions of this Agreement, covering any employee or former employee of WAXS or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount (or portion thereof) that would not be deductible pursuant to Section 280G of the Code.

          (c) Neither WAXS nor any of its Subsidiaries is a party to a Tax Sharing Agreement.

          (d) (i) During the five (5) year period beginning as of the Effective Time, neither WAXS nor any person "related" to WAXS within the meaning of Treas. Reg. sec. 1.368-1(e)(3) will (A) be under any obligation and will have entered into any agreement to redeem or repurchase any of the WAXS Common Stock issued in the Merger or to make any "extraordinary distributions" within the meaning of Treas. Reg. sec. 1.368-1T(e)(1)(ii)(A) in respect of the WAXS Common Stock and (B) have a plan or intention to reacquire any of the WAXS Common Stock issued in the Merger either directly or through any transaction, agreement or arrangement with any other person, except (X) for escrowed shares of WAXS Common Stock, if any, which may be returned to WAXS pursuant to the Escrow Agreement and (Y) that WAXS may repurchase shares of WAXS Common Stock on the open market through a broker for the prevailing market price pursuant to an open-market repurchase program as described in Rev. Rul. 99-58, 1999-52 I.R.B. 701. To the knowledge of WAXS, any third party who may acquire WAXS Common Stock from Roger Abbott and Rosalind Abbott as former CTI stockholders after the Merger as contemplated by the Abbott Voting and Stock Transfer Restriction Agreement will not be a person related to WAXS within the meaning of Treas. Reg. sec. 1.368-1(e)(3) and to the knowledge of WAXS, there are no facts and circumstances indicating that the cash to be used by any such third party to purchase the WAXS Common Stock from such former CTI stockholders receiving such WAXS Common Stock in the Merger will in substance be exchanged by WAXS or any of its Subsidiaries for CTI Capital Stock.

             (ii) As of the Effective Time, neither WAXS nor any person related to WAXS within the meaning of Treas. Reg. sec. 1.368-1(e)(3) will own beneficially or of record, nor will have owned during the past five (5) years, any CTI Capital Stock or securities of CTI or options or instruments giving the holder thereof the right to acquire CTI Capital Stock or securities of CTI.

             (iii) Prior to or in the Merger, neither WAXS nor any person related to WAXS within the meaning of Treas. Reg. sec. 1.368-1(e)(3) will have acquired directly or through any transaction, agreement or arrangement with any other person, any capital stock of CTI with consideration other than shares of WAXS Common Stock.

             (iv) The fair market value of the WAXS Common Stock (inclusive of Contingent Shares, if any) and cash in lieu of fractional shares of WAXS Common Stock, if any, together with any cash paid or shares of WAXS Common Stock issued, as the case may be, in satisfaction of accrued unpaid dividends on CTI Preferred Stock, received by each holder of CTI Capital Stock in the Merger will be approximately equal to the fair market value of the shares of CTI Capital Stock surrendered in the Merger by each CTI stockholder.

             (v) Following the Merger, WAXS will cause Merger Sub to continue CTI's "historic business" within the meaning of Treas. Reg. sec. 1.368-1(d) or use a significant portion of CTI's historic business assets in a business. For purposes of this representation, Merger Sub will be treated as conducting CTI's historic business or using a significant portion of CTI's historic business assets in a business if
        (a) the members of the WAXS "qualified group" (as defined below in this Section 4.15(d)(viii)), in the aggregate, continue the historic business of CTI or use a significant portion of CTI's historic business assets in a business, or (b) the foregoing activities are undertaken by a partnership in which (1) the members of the WAXS qualified group, in the aggregate, own at least a thirty-three and one third percent (33 1/3%) interest in the partnership, or (ii) one or more members of the qualified group has active and substantial management functions as a partner with respect to the partnership business and the members of the qualified group, in the aggregate, own at least a twenty percent (20%) interest in the partnership.

             (vi) On and prior to the Effective Time, WAXS will be in "control" of Merger Sub within the meaning of Section 368(c) of the Code, which is a newly-formed corporation that was organized for the sole purpose of facilitating the Merger.

             (vii) WAXS has no plan or intention, and WAXS has no plan or intention to cause the Merger Sub, to issue additional shares of its capital stock following the Merger, or take any other action, that would result in WAXS losing "control" of the Merger Sub within the meaning of
        Section 368(c) of the Code.

             (viii) WAXS has no plan or intention following the Merger to liquidate the Merger Sub; to merge the Merger Sub with and into another corporation; to sell or otherwise dispose of the stock of the Merger Sub; or to cause the Merger Sub to sell or otherwise dispose of any of the assets acquired from CTI, except for dispositions made in the ordinary course of business or for transfers or successive transfers of all or part of the assets acquired from CTI to a member(s) of the WAXS qualified group or to a partnership that has a member(s) of the qualified group as a partner who own, in the aggregate, at least a thirty-three and one third percent (33 1/3%) interest in the partnership, or (ii) one or more members of the qualified group has active and substantial management functions as a partner with respect to the partnership business and the members of the qualified group, in the aggregate, own at least a twenty percent (20%) interest in the partnership. For purposes of this Section 4.15(d) and as set forth under Treas. Reg. sec. 1.368-1(d)(4)(ii), the term "qualified group" shall mean one or more chains of corporations connected through stock ownership with WAXS, but only if WAXS owns directly stock meeting the requirements of Section 368(c) of the Code in at least one other corporation, and stock meeting the requirements of Section 368(c) of the Code in each of the corporations (except WAXS) is owned directly by one of the other corporations.

             (ix) WAXS and Merger Sub will pay their respective expenses, if any, incurred in connection with the Merger.

             (x) There is no intercorporate indebtedness existing between WAXS and CTI or between the Merger Sub and CTI that was issued, acquired, or will be settled at a discount.

             (xi) Neither WAXS nor Merger Sub is a regulated investment company, a real estate investment trust, or a corporation fifty percent (50%) or more of the value of whose total assets (excluding cash, cash items, receivables and U.S. government securities) are stock or securities and eighty percent (80%) or more of the value of whose total assets are assets held for investment. For purposes of the fifty percent (50%) and eighty percent (80%) determinations under the preceding sentence, stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary's assets. A corporation shall be considered a subsidiary for purposes of this paragraph if the parent owns fifty percent (50%) or more of the combined voting power of all classes of stock entitled to vote, or fifty percent (50%) or more of the total value of shares of all classes of stock outstanding.

             (xii) No stock of the Merger Sub will be issued in the Merger.

             (xiii) Neither WAXS nor the Merger Sub is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

             (xiv) In the Merger, to the knowledge of WAXS, the Merger Sub will acquire at least ninety percent (90%) of the fair market value of CTI's net assets, and at least seventy percent (70%) of the fair market value of CTI's gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid by CTI to dissenters or to CTI stockholders who receive cash or other property, CTI assets used by CTI to pay reorganization expenses, and CTI assets used for redemptions and distributions (excluding regular, normal dividends) made by CTI prior to the Effective Time will be included as assets of CTI held immediately prior to the Merger.

             (xv) None of the compensation received by any stockholder-employee of CTI will be separate consideration for, or allocable to, any of the shares of CTI Capital Stock held by such stockholder-employee; none of the shares of WAXS Common Stock issued in the Merger and received by any stockholder-employee of CTI will be separate consideration for, or allocable to, any employment agreement, agreement not to compete or any other compensation owed or owing to such stockholder-employee; and the compensation paid to any stockholder-employee of CTI will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

             (xvi) The payment of cash in lieu of fractional shares of WAXS Common Stock is solely for the purpose of avoiding the expense and inconvenience to WAXS of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to CTI stockholders instead of issuing fractional shares of WAXS Common Stock will not exceed one percent (1%) of the total Merger Consideration that will be issued in the Merger.

             (xvii) Prior to the Effective Time, neither WAXS nor any Subsidiary of WAXS has distributed the stock of any corporation in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code.

             (xviii) The principal purposes of WAXS for participating in the Merger are bona fide purposes unrelated to Taxes, and the terms of this Agreement are the product of arm's-length negotiations.

             (xix) To the extent of the shares of WAXS Common Stock, including Contingent Shares, if any, that are placed in escrow under the Escrow Agreement for possible return to WAXS under the conditions specified in such Escrow Agreement and this Agreement: (1) there is a valid business reason for establishing the escrow arrangement; (2) the shares of WAXS Common Stock subject to the Escrow Agreement at the Effective Date, including the Contingent Shares, if any, which are issued pursuant to
        Section 1.7(d) hereunder and subsequently become subject to the Escrow Agreement, will each appear as issued and outstanding on the balance sheet of
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

        WAXS and such shares will be legally outstanding under applicable state law; (3) all dividends paid on such stock by WAXS will be distributed to the former CTI stockholders; (4) all voting rights of such stock held under the Escrow Agreement will be exercisable by the former CTI stockholders or on their behalf by the Shareholder Representative; (5) such stock will not be subject to restrictions requiring its return to WAXS because of the death, failure to continue employment or similar restrictions; (6) all such stock will be released from the Escrow Agreement within five (5) years after the Effective Time (except where there is a bona fide dispute as to whom such stock should be released);
        (7) the return of such stock to WAXS will not be triggered by an event the occurrence or nonoccurrence of which is within the control of the CTI stockholders; (8) the return of such stock to WAXS will not be triggered by the payment of additional Tax or reduction in Taxes paid as a result of an IRS audit of the CTI stockholders, Merger Sub or WAXS either (x) with respect to the Merger or (y) when the Merger involves a related person within the meaning of Section 267(c)(4) of the Code; (9) the mechanism for the calculation of the number of shares of WAXS Common Stock to be returned to WAXS from the Escrow Fund is objective and readily ascertainable; and (10) at least fifty percent (50%) of the number of shares of WAXS Common Stock issued as of Effective Time to the CTI stockholders will not be subject to the Escrow Agreement or the Expense Fund.

             (xx) As to the Contingent Shares, if any, which may be issued by WAXS pursuant to Section 1.7(d) hereunder: (1) all the Contingent Shares will be issued by WAXS pursuant to Section 1.7(d) of this Agreement within five (5) years from the Effective Time and as to any Contingent Shares which are placed in escrow under the Escrow Agreement, such Contingent Shares will be released from the Escrow Agreement within five
        (5) years after the Effective Time (except where there is a bona fide dispute as to whom such stock should be released); (2) there is a valid business reason for the provisions in Section 1.7(d) concerning the possible issuance of Contingent Shares; (3) the maximum number of Contingent Shares that may be issued is stated hereunder; (4) at least fifty percent (50%) of the maximum number of shares of WAXS Common Stock (inclusive of the Contingent Shares) will be issued as of the Effective Time pursuant to Section 1.7(c) hereunder; (5) the Section 1.7(d) provisions concerning the possible right to receive Contingent Shares after the Effective Time prohibit assignment of such rights except by operation of law; (6) the Section 1.7(d) provisions can give rise only to the receipt of additional WAXS Common Stock; (7) such stock issuance will not be triggered by an event the occurrence or nonoccurrence of which is within the control of the CTI stockholders; (8) such stock issuance will not be triggered by the payment of additional Tax or reduction in Taxes paid as a result of an IRS audit of the CTI shareholders or WAXS either (x) with respect to the Merger or (y) when the Merger involves related persons within the meaning of Section 267(c)(4) of the Code; and (9) the mechanism in Section 1.7(d) hereunder for the calculation of Contingent Shares to be issued is objective and readily ascertainable.

             (xxi) To the knowledge of WAXS, there is a valid business reason for the escrow of shares of WAXS Common Stock comprising the Expense Fund pursuant to Section 2.14 of this Agreement, and to the knowledge of WAXS, the escrow provisions of Section 2.14 satisfy the specific requirements of Section 3.06 of IRS Revenue Procedure 77-37, as it has been amplified and superseded by the IRS.

                                   ARTICLE V

                    COVENANTS RELATED TO CONDUCT OF BUSINESS

     5.1 Covenants of CTI. During the period from the date of this Agreement and continuing until the Effective Time, CTI agrees as to itself and its Subsidiaries that:

          (a) Ordinary Course. Except with respect to any of the matters described on any of the Schedules to Sections 5(b), (c), (e), (f), (g), (h) or (j), CTI and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course, substantially in accordance with past practice, in all material respects.

          (b) Dividends; Changes in Share Capital.  Except as set forth on
     SCHEDULE 5.1(B), CTI shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends by wholly-owned Subsidiaries of CTI (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such action by a wholly-owned Subsidiary of CTI which remains a wholly-owned Subsidiary after consummation of such transaction, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of CTI or any of its Subsidiaries or any securities convertible into or exercisable for any shares of such capital stock except for the purchase from time to time by CTI of CTI Common Stock in the ordinary course of business consistent with past practice in connection with the CTI Employee Benefit Plans.

          (c) Issuance of Securities. Except as set forth on SCHEDULE 5.1(C), CTI shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of CTI Common Stock upon the exercise of CTI Stock Options or in connection with other stock-based benefits plans outstanding on the date hereof, in each case in accordance with their present terms or (ii) issuances by a wholly-owned Subsidiary of CTI of capital stock to such Subsidiary's parent or another wholly-owned subsidiary of CTI.

          (d) Governing Documents. Neither CTI nor any of its Subsidiaries shall amend or propose to amend their respective certificates of incorporation, bylaws or other governing documents.

          (e) Acquisitions. Except as set forth on SCHEDULE 5.1(E), CTI shall not, and shall not permit any of its Subsidiaries to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the operations of the business of CTI and its Subsidiaries in the ordinary course).

          (f) Sales. Except as set forth on SCHEDULE 5.1(F), CTI shall not, and shall not permit any of its Subsidiaries to, sell or agree to sell by merging or consolidating with, or by selling a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise sell or agree to sell any assets (other than the sale of assets used in the operations of the business of CTI and its Subsidiaries in the ordinary course).

          (g) Investments; Indebtedness. Except as set forth on Schedule 5.1(g), CTI shall not, and shall not permit any of its Subsidiaries to make any capital expenditures or capital investments or make any loans, advances or capital commitments to, or investments in, any other person, in excess of $5,000,000 in the aggregate other than (x) by CTI or a Subsidiary of CTI to or in CTI or in any Subsidiary of CTI or (y) pursuant to any contract or other legal obligation of CTI or any of its Subsidiaries existing at the date hereof. Except as set forth on SCHEDULE 5.1(G), CTI shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any indebtedness, issuances of debt guarantees, loans or advances not in existence as of the date hereof except pursuant to credit facilities, indentures and other arrangements in existence on the date hereof (as such credit facilities, indentures and other arrangements may be amended, extended, modified, refunded, renewed or refinanced after the date hereof) or in the ordinary course of business consistent with past practice.

          (h) Compensation.  Other than as contemplated by SCHEDULE 5.1(H) or
     SCHEDULE 5.1(C), CTI shall not (i) increase the amount of compensation of any director or executive officer except in the ordinary course of business consistent with past practice or as required by an existing agreement, (ii) make any increase in or commitment to increase any employee benefits, except in the ordinary course of business, consistent with past practice or as required by an agreement existing on the date hereof, (iii) issue any options, warrants or other rights to acquire any shares of CTI Capital Stock or adopt or make any commitment to adopt any agreement, arrangement, commitment or policy which, if in affect as of the date hereof, would constitute a CTI Employee Benefit Plan under
     Section 3.12(a) hereof or (iv) make any contribution, other than regularly scheduled contributions, to any CTI Employee Benefit Plan.

          (i) Accounting Methods; Income Tax Matters. CTI shall not change its methods of accounting in effect on December 31, 1999, except as required by changes in GAAP as concurred in by CTI's independent auditors. CTI shall not (i) change its fiscal year, (ii) make any material tax election, (iii) adopt or change any Tax accounting method, (iv) enter into any closing agreement, settle or compromise a Tax liability with a Tax authority, (v) surrender any right to claim a refund of Taxes, or (vi) take (or permit any Subsidiary of CTI to take) any other action which would have the effect of materially increasing the Tax liability or materially decreasing any Tax asset of CTI or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice.

          (j) Certain Agreements. Except as set forth on SCHEDULE 5.1(J) and except for extensions or renewals of agreements in existence on the date hereof, CTI shall not, and shall not permit any of its Subsidiaries to, without the prior consent of WAXS (which consent shall not be unreasonably withheld or delayed), enter into any agreement or arrangement which, if it had been entered into prior to the execution of this Agreement, would have been a Material Contract.

          (k) Litigation. CTI shall not and shall not permit any of its Subsidiaries to settle or, compromise any litigation, except where the amount paid or payable, in each case, does not exceed $1,000,000.

     5.2 Control of CTI's Business. Nothing contained in this Agreement shall give WAXS, directly or indirectly, the right to control CTI's operations prior to the Effective Time. Prior to the Effective Time, CTI shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1 Preparation of Proxy Statement: Stockholders Meetings.

          (a) As promptly as reasonably practicable following the date hereof, WAXS shall prepare and file with the Securities and Exchange Commission (the "SEC") materials which shall constitute its proxy statement and prospectus in connection with the WAXS Stockholders Meeting (such proxy statement and prospectus, and any amendments or supplements thereto, the "Proxy Statement/Prospectus") and WAXS shall prepare and file a registration statement on Form S-4 with respect to the issuance of all WAXS Common Stock in the Merger, including, without limitation, the Contingent Shares and the shares of WAXS Common Stock issuable to the holders of CTI Preferred Stock as contemplated by Section 2.6(b) (the "Registration Statement"). The Proxy Statement/Prospectus will be included in and will constitute a part of the Registration Statement as WAXS's prospectus. The Registration Statement and the Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. WAXS shall use reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as reasonably practicable after filing with the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the actions contemplated thereby. CTI shall use its reasonable best efforts to cooperate with and assist WAXS in connection with the preparation and amendment of the Proxy Statement/Prospectus and the Registration Statement. WAXS will provide CTI with a
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

     reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC, and will provide CTI with a copy of all such filings made with the SEC. WAXS will use reasonable efforts to cause the Joint Proxy Statements/Prospectus to be mailed to WAXS's stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. WAXS shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of WAXS Common Stock and CTI shall furnish all information concerning CTI and the holders of CTI Capital Stock as may be reasonably requested in connection with any such action. WAXS will advise CTI promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order or the suspension of the qualification of the WAXS Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any request by the SEC for amendment of the Registration Statement. If at any time prior to the Effective Time any information relating to WAXS or CTI, or any of their respective affiliates, officers or directors, should be discovered by WAXS or CTI which should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of WAXS and CTI.

          (b) CTI shall, as promptly as reasonably practicable following the execution of this Agreement, (i) duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders (which meeting the parties intend to be held no later than 30 days following the date on which the Registration Statement has been declared effective by the SEC) for the purpose of obtaining or (ii) duly take all lawful action to obtain by written consent pursuant to the CGCL, the required vote of its stockholders with respect to the actions contemplated by this Agreement and shall take all lawful action to solicit the adoption of this Agreement by the stockholders of CTI by written consent or otherwise. The Board of Directors of CTI shall recommend adoption of this Agreement by the stockholders of CTI and shall not withdraw, modify or materially qualify in any manner adverse to WAXS such recommendation or take any action or make any statement materially inconsistent with such recommendation (collectively, an "Adverse Change in the CTI Recommendation"); provided, however, that the foregoing shall not prohibit accurate disclosure of factual information regarding the business, financial condition or results of operations of WAXS or CTI or the fact that an Acquisition Proposal (as defined in Section 6.4) has been made, the identity of the party making such proposal or the material terms of such proposal (provided, that the Board of Directors of CTI does not withdraw, modify or materially qualify in any manner adverse to WAXS its recommendation) in the Registration Statement or the Proxy Statement/Prospectus, to the extent such information, facts, identity or terms is required to be disclosed therein under applicable law.

          (c) WAXS shall, as promptly as reasonably practicable following the execution of this Agreement, duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders (the "WAXS Stockholders Meeting") (which meeting the parties intend to be held no later than 30 days following the date on which the Registration Statement has been declared effective by the SEC) for the purpose of obtaining the required vote of its stockholders with respect to the transactions contemplated by this Agreement and shall take all lawful action to solicit the approval of the transactions contemplated hereby by the stockholders of WAXS. The Board of Directors of WAXS shall recommend approval of the transactions contemplated hereby by the stockholders of WAXS and shall not withdraw, modify or materially qualify in any manner adverse to CTI such recommendation or take any action or make any statement in connection with the WAXS Stockholders Meeting materially inconsistent with such recommendation; provided, however, that the foregoing shall not prohibit accurate disclosure of factual information regarding the business, financial condition or operations of WAXS or CTI.

     6.2 Access to Information. Upon reasonable notice, each of CTI and WAXS shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other parties hereto reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers and employees and, during such period, each of CTI and WAXS shall (and shall cause its Subsidiaries to) furnish promptly to the other parties hereto (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of federal or state securities laws, as applicable (other than documents which such party is not permitted to disclose under applicable law), and (b) consistent with its legal obligations, all other information concerning it and its business, properties and personnel as such other party may reasonably request; provided, however, that either CTI or WAXS may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any governmental entity applicable to such party requires such party or its Subsidiaries to restrict access to any properties or information. The parties will hold any such information which is non-public in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated January 6, 2000, between CTI and WAXS (the "Confidentiality Agreement"). Any investigation by WAXS or CTI shall not affect the representations and warranties made herein of CTI or WAXS, as the case may be.

     6.3 Reasonable Efforts.

          (a) Subject to the terms and conditions of this Agreement, each party will use reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, registrations, permits, authorizations, tax rulings, orders and approvals. The parties each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by it or any of its Subsidiaries or affiliates from any governmental entity or third party with respect to the Merger or any of the other transactions contemplated by this Agreement, in each case, to the extent permitted by law or regulation or any applicable confidentiality agreements existing on the date hereof.

          (b) The parties shall promptly prepare and file any required notifications with the United States Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The parties shall cooperate with each other in connection with the preparation of such notifications and related matters, including sharing information concerning sales and ownership and such other information as may be needed to complete such notification, and providing a copy of such notifications to the other prior to filing; provided, that WAXS and CTI shall have the right to redact any dollar revenue information from the copies of such notifications provided to the other parties. The parties shall keep all information about the other obtained in connection with the preparation of such notification confidential pursuant to the terms of the Confidentiality Agreement. Each party shall pay the filing fee required under the regulations promulgated pursuant to the HSR Act with respect for the notification for which such party is the "Acquiring Person" (as defined in the regulations promulgated to the HSR Act).

     6.4 Acquisition Proposals. Without the prior written consent of WAXS, pending the Closing, CTI agrees that neither it nor any of its Subsidiaries shall, and that it shall cause its employees, officers, directors, affiliates, agents and representatives (including any investment banker, financial advisor, attorney or accountant retained by any of them) not to, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information or engaging in discussions or negotiations) any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar action involving CTI, or any purchase or sale of a material portion of the assets of (including stock of Subsidiaries) of CTI, taken as a whole, or any purchase or sale of, or tender or exchange offer for, a material portion of the equity securities of CTI (any such proposal or offer being referred to herein as an "Acquisition Proposal"). CTI further agrees that neither it nor any of its Subsidiaries shall, and that it shall cause it and its Subsidiaries' officers, directors, affiliates, employees, agents and representatives (including any investment banker, financial advisor, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal. CTI agrees that it and its Subsidiaries will, and will cause its officers, directors, affiliates, employees, agents and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. CTI agrees that it will promptly inform its directors, officers, affiliates, key employees, agents and representatives of the obligations undertaken in this Section 6.4.

     6.5 Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a parry hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

     6.6 Public Announcements. Neither WAXS nor CTI shall, without the prior consent of the other party, issue a press release or any other public statement with respect to this Agreement or the transactions contemplated hereby except pursuant to a joint communications plan, unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, in which case the parties shall use reasonable efforts to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

     6.7 Listing. So long as WAXS Common Stock is quoted on the Nasdaq or listed on any national securities exchange, WAXS, if permitted by the rules of such system or exchange, will quote or list and keep quoted or listed on such system or exchange, all WAXS Common Stock issuable pursuant to Article I hereof. WAXS shall not voluntarily cause or take any steps to voluntarily cause WAXS Common Stock to fail to be quoted on the Nasdaq or a national securities exchange.

     6.8 Termination of Tax Sharing Agreements. As of the Effective Time, CTI shall cause all Tax Sharing Agreements to which CTI or any of its Subsidiaries is a party to be terminated and of no further force and effect after the Effective Time, thereby extinguishing any rights or obligations of any party thereunder.

     6.9 Bridge Financing. WAXS agrees to make funds available to Borrower (as defined in that certain Participation Agreement, of even date herewith, between Foothill Capital Corporation and WAXS (the "Participation Agreement")) on and subject to the terms and conditions set forth in the Participation Agreement.

     6.10 Tax Treatment; Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treas. Reg. sec.1.368-2(g). During the period from the date of this

Agreement through the Effective Time, unless the parties shall otherwise agree in writing, none of WAXS, CTI or any of their respective Subsidiaries shall knowingly take or fail to take any action which action or failure to act which could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. After the Merger and pursuant to the plan of reorganization set forth in this Agreement, WAXS expects to transfer some or all of the assets of the Surviving Corporation in a manner permitted under Section 368(a)(2)(C) of the Code and Treas. Reg. sec.1.368-2(k). WAXS and CTI agree to treat the Merger as a reorganization within the meaning of Section 368(a) of the Code. To this end, none of WAXS, CTI nor Merger Sub, nor, after the Merger, the Surviving Corporation will take any position on any federal, state or local income or franchise Tax Return, or take any other Tax reporting position that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, unless otherwise required by a "determination" (as defined in Section 1313(a)(1) of the Code) or by applicable state or local income or franchise Tax law.

     6.11 Directors' and Officers' Indemnification and Insurance.

          (a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, WAXS shall indemnify and hold harmless each present (as of the Effective Time) or former officer or director of CTI and its Subsidiaries (the "Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer or director of CTI or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including those related to this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law; provided that no Indemnified Party may settle any such claim without the prior approval of WAXS (which approval shall not be unreasonably withheld or delayed). Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from WAXS within ten (10) business days of receipt by WAXS from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent required by the CGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

          (b) WAXS shall maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by CTI with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement); provided that WAXS may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous to any beneficiary thereof; and provided, further, that in no event shall WAXS be required to pay annual premiums for such insurance in excess of 125% of the annual premiums currently paid by CTI for such insurance. Notwithstanding the foregoing, if the insurance policies that WAXS would be required to maintain pursuant to this Section 6.11(b) would require the payment of aggregate annual premiums in excess of 125% of the aggregate annual premiums in effect under such policies of CTI as of the date hereof (the "CTI Policies"), then WAXS shall be obligated to use commercially reasonable efforts to obtain and maintain such substitute policies of insurance as are the best available as to amount and other coverage terms and conditions for annual premiums equal to 125% of the aggregate annual premiums in respect of the CTI Policies.

          (c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party, on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.11 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

          (d) The covenants contained in this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

          (e) In the event that WAXS or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of WAXS or the purchaser of such properties and assets shall succeed to the obligations set forth in this Section 6.11.

     6.12 Merger Sub Stockholder Resolutions. Pending the Closing, WAXS shall not rescind or modify in any material respect the Merger Sub Stockholder Resolutions.

     6.13 Compliance with Dissenters' Rights Statute. CTI shall comply with all procedures and requirements applicable to CTI under Chapter 13 of the CGCL.

     6.14 Good Faith. The parties shall perform and exercise their respective obligations and rights provided for hereunder in good faith.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of CTI, Merger Sub and WAXS to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (b) Stockholder Approval. The stockholders of WAXS shall have approved this Agreement and the Merger by the Required WAXS Vote and the stockholders of CTI shall have approved this Agreement and the Merger by the Required CTI Vote.

          (c) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of WAXS or CTI, threatened by the SEC.

          (d) Escrow Agreement. WAXS, CTI and the Escrow Agent shall have executed and delivered an escrow agreement in the form attached hereto as Exhibit A (the "Escrow Agreement").

     7.2 Additional Conditions to Obligations of WAXS. The obligations of WAXS to effect the Merger are subject to the satisfaction of, or waiver by WAXS, on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties. Each of the representations and warranties of CTI set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case any such representations and warranties shall be true and correct as of such date), except where any failures to be true and correct would not have a Material Adverse Effect on WAXS or the Surviving Corporation, and WAXS shall have received a certificate of the chief executive officer and the chief financial officer of CTI to such effect.

          (b) Performance of Obligations of CTI. CTI shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it under this

     Agreement at or prior to the Closing Date, and WAXS shall have received a certificate of the chief executive officer and the chief financial officer of CTI to such effect.

          (c) Consents and Approvals. All consents, approvals and actions of, filings with and notices to any governmental entity required to consummate the Merger and the other transactions contemplated hereby, or of any other third party required of CTI or any of its Subsidiaries to consummate the Merger and the other transactions contemplated hereby shall have been obtained, except where the failure to obtain any such consent or approval would not have a Material Adverse Effect on WAXS or the Surviving Corporation; provided, however, that the provisions of this Section 7.2(c) shall not be available to WAXS if WAXS's failure to fulfill its obligations pursuant to Section 6.3 shall have been the cause of, or shall have resulted in, the failure to obtain any such consent or approval.

          (d) No Material Change. CTI and its Subsidiaries, taken as a whole, shall not have suffered, since the date hereof, a Material Adverse Effect, other than any change, circumstance or effect relating (i) to the economy or financial markets in general, or (ii) in general to the industries in which CTI operates and not specifically relating to CTI.

          (e) Opinion of Counsel to CTI. WAXS shall have received from O'Melveny & Myers LLP an opinion, dated the Closing Date, in the form attached hereto as Exhibit B.

          (f) No Injunctions or Restraints; Illegality. No laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect (i) having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or (ii) which otherwise would have a Material Adverse Effect on WAXS or the Surviving Corporation; provided, however, that the provisions of this Section 7.2(f) shall not be available to WAXS if its failure to fulfill its obligations pursuant to Section 6.3 shall have been the cause of, or shall have resulted in any such order or injunction.

          (g) Trading Price. The average of the closing prices of WAXS Common Stock as reported on the Nasdaq for the ten (10) consecutive trading days ending at the close of trading on the second (2nd) trading day preceding the Closing shall not be below $15.00.

          (h) Dissenters' Rights. CTI shall have complied with all procedures and requirements applicable to it under Chapter 13 of the CGCL, the period for exercising dissenters' rights pursuant to the CGCL in connection with the Merger shall have expired and holders of less than one percent (1%) of the shares of CTI Capital Stock issued and outstanding immediately prior to the Closing shall have exercised such dissenters' rights, and WAXS shall have received a certificate from an officer of CTI to all such effects.

          (i) Approval of CTI Preferred Stock. All of the shares of outstanding CTI Preferred Stock shall have been voted in favor of this Agreement, the Merger and the other transactions contemplated hereby (which vote shall not have been rescinded or modified in any way) and such shares have been converted into not more than 8,282,829 shares of CTI Common Stock pursuant to the terms and conditions of the Certificate of Determination of Preferences of the CTI Series A Preferred Stock and the CTI Series B Preferred Stock, as applicable.

     7.3 Additional Conditions to Obligations of CTI. The obligations of CTI to effect the Merger are subject to the satisfaction of, or waiver by CTI, on or prior to the Closing Date of the following additional conditions:

          (a) Representations and Warranties. Each of the representations and warranties of WAXS set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case any such representations and warranties shall be true and correct as of such date), except where any failures to be true and correct would not have a Material Adverse Effect on WAXS, and CTI shall have received a certificate of the chief executive officer and the chief financial officer of WAXS to such effect.

          (b) Performance of Obligations of WAXS. WAXS shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and CTI shall have received a certificate of the chief executive officer and the chief financial officer of WAXS to such effect.

          (c) Consents and Approvals. All consents, approvals and actions of, filings with and notices to any governmental entity required to consummate the Merger and the other transactions contemplated hereby, or of any other third party required of WAXS or any of its Subsidiaries to consummate the Merger and the transactions contemplated hereby shall have been obtained, except where the failure to obtain any such consent or approval would not have a Material Adverse Effect on WAXS or the Surviving Corporation; provided, however, that the provisions of this Section 7.3(c) shall not be available to CTI if its failure to fulfill any of its obligations pursuant to Section 6.3 shall have been the cause of, or shall have resulted in, the failure to obtain any such consent or approval.

          (d) Opinion of Counsel to WAXS. CTI shall have received from Long Aldridge & Norman LLP an opinion, dated the Closing Date, in the form attached hereto as Exhibit C.

          (e) [Intentionally omitted.]

          (f) No Injunctions or Restraints; Illegality. No laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect (i) having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or (ii) which otherwise would have a material adverse effect on the business, financial condition or operations of WAXS and its Subsidiaries taken as a whole; provided, however, that the provisions of this Section 7.3(g) shall not be available to CTI if its failure to fulfill its obligations pursuant to Section 6.3 shall have been the cause of, or shall have resulted in any such order or injunction.

                                  ARTICLE VIII

            POST-CLOSING INDEMNIFICATION; SHAREHOLDER REPRESENTATIVE

     8.1 Remedies. Subject to the terms of this Article VIII, from and after the Effective Time, WAXS shall be indemnified and held harmless from and against any and all claims, losses, liabilities, damages, costs (including court costs) and expenses (including reasonable attorneys' and accountants' fees) suffered or incurred by WAXS, its successors or assigns, and their respective officers, employees, consultants and agents (the "WAXS Protected Parties") (hereinafter "Loss" or "Losses"), as a result of, or with respect to, (i) except as otherwise provided in Section 8.2, any breach or inaccuracy of any representation or warranty of CTI set forth in this Agreement (without regard to any Material Adverse Effect qualification contained in any such representation or warranty, except such qualification contained in the representation and warranty in
Section 3.18(a)), whether such breach or inaccuracy exists or is made on the date of this Agreement or as of the Closing Date; (ii) any breach or inaccuracy of any representation or warranty of CTI set forth in the certificates to be provided to WAXS pursuant to Sections 7.2(a) and (b), without regard to the Material Adverse Effect qualification contained in such certificate or the underlying representations or warranties referenced therein (except such qualification contained in the representation and warranty in Section 3.18(a));
(iii) any breach of or noncompliance by CTI prior to the Effective Time with any covenant or agreement of CTI contained in this Agreement; and (iv) any imposition of the suspended $17.6 million fine, or other monetary penalty, imposed in connection with or related to the matter described in item 1 of
SCHEDULE 3.6, but only to the extent that such imposition arises out of wrongful acts or omissions of CTI which occur after the effective date of the order referred to in item 1 of SCHEDULE 3.6 and prior to the Closing Date.

     8.2 Indemnity Claims.

          (a) Survival. The representations and warranties of CTI contained herein or in any certificate or other document delivered pursuant hereto or in connection herewith shall not be extinguished by the Closing but shall survive the Closing, subject to the limitations set forth in Section 8.2(b) hereof with respect to the time periods within which claims for indemnity must be asserted, and the covenants and agreements of the parties contained herein shall survive without limitation as to time except as may be otherwise specified herein. Notwithstanding the foregoing, none of the representations and warranties of CTI contained in Section 3.16(g) hereof or in the CTI certificate required pursuant to Section 7.2(a) with respect to Section 3.16(g) hereof shall survive the Closing and no WAXS Protected Party shall be entitled to indemnification pursuant to this Article VIII for any breach or alleged breach by CTI of such representations and warranties. No investigation or other examination of CTI by WAXS shall affect the term of survival of any representation or warranty contained herein or in any certificate or other document delivered pursuant hereto or in connection herewith.

          (b) Time to Assert Claims. All claims for indemnification hereunder shall be asserted no later than one (1) year after the Effective Time provided; however, that if a notice of claim which conforms, in all material respects, as to form and substance with the requirements set forth in Section 8.4 is given pursuant to Section 8.4 prior to such one-year anniversary of the Effective Time, such representation or warranty shall continue indefinitely with respect to the claims in such notice until such claims are resolved pursuant to this Article VIII. Nothing herein shall be deemed to prevent a WAXS Protected Party from making a claim for a Loss hereunder for potential or contingent claims or demands provided the notice of Loss sets forth the specific basis for any such potential or contingent claim or demand to the extent then feasible and the party making the claim has reasonable grounds to believe that such a claim or demand may become actual.

     8.3 Deductible. Notwithstanding any other provision hereof, the WAXS Protected Parties shall make no claim against CTI for indemnification hereunder (except pursuant to Section 8.1(a)(iv)) unless and until the amount of each individual Loss in excess of $150,000 (the "Subdeductible Amount") exceeds $3,000,000 in the aggregate (the "Deductible Amount"), in which event the WAXS Protected Parties may claim indemnification for the amount of such Losses (in each case net of the Subdeductible Amount) in excess of the Deductible Amount.

     8.4 Notice of Claim. A WAXS Protected Party shall notify the Shareholder Representative (as defined in Section 8.7), in writing, of any claim for indemnification, specifying in reasonable detail the nature of the Loss, and, if known, the amount, or an estimate of the amount, of the liability arising therefrom. The WAXS Protected Party shall provide to the Shareholder Representative as promptly as practicable thereafter such information and documentation as may be reasonably requested to support and verify the claim asserted, so long as such disclosure would not violate the attorney-client privilege of the WAXS Protected Party.

     8.5 Defense. If the facts pertaining to a Loss arise out of the claim of any third party, or if there is any claim against a third party available by virtue of the circumstances of the Loss, the Shareholder Representative may assume the defense or the prosecution thereof by prompt written notice to the WAXS Protected Party, including the employment of counsel or accountants, at its cost and expense. The WAXS Protected Party shall have the right to employ counsel separate from counsel employed by the Shareholder Representative in any such action and to participate therein, but the fees and expenses of such counsel employed by the WAXS Protected Party shall be at its expense. The Shareholder Representative shall not be liable for any settlement of any such claim effected without its prior written consent, which shall not be unreasonably withheld or delayed. The Shareholder Representative shall not agree to a settlement of any claim which provides for any relief, other than the payment of monetary damages, which would have a material precedential impact or effect on the business or financial condition of any WAXS Protected Party without the WAXS Protected Party's prior written consent. Whether or not the Shareholder Representative chooses to so defend or prosecute such claim, the parties hereto shall reasonably cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. The Shareholder Representative shall be subrogated to all rights and remedies of any WAXS Protected Party.

     8.6 Satisfaction of Obligations. Notwithstanding anything else herein or otherwise to the contrary (except as set forth in Section 10.1), (i) the sole remedy of any WAXS Protected Party for any breach by CTI of a representation or warranty of CTI hereunder shall be the right to receive indemnification from CTI pursuant to this Article VIII and (ii) the Escrow Fund shall constitute the WAXS Protected Parties' sole source of recovery for claims for indemnification arising under this Article VIII, and none of CTI, its Subsidiaries or any of their respective officers, directors, employees or shareholders shall have any personal liability whatsoever with respect thereto.

     8.7 Shareholder Representative.

          (a) Upon approval by the stockholders of CTI of the Merger, this Agreement and the other transactions contemplated hereby, the stockholders of CTI will be deemed to have appointed, as of the Effective Time, Edward
     S. Soren (the "Shareholder Representative") as their representative under this Agreement and the Escrow Agreement, including for purposes of the indemnification obligations set forth in this Article VIII, and as attorney-in-fact and agent for and on behalf of such CTI stockholders with authority to take any and all actions and make any and all decisions required or permitted to be taken or made by them under this Agreement and the Escrow Agreement (including the settling of claims for indemnity). The Shareholder Representative shall have full power and authority as agent of the CTI stockholders to represent the CTI stockholders, and their successors, heirs, representatives, and assigns with respect to all matters arising under this Agreement and the Escrow Agreement and any other matters concerning the transactions contemplated by this Agreement and the Escrow Agreement after the Closing, and all action taken by the Shareholder Representative shall be binding upon the CTI stockholders and their successors, heirs, representatives and assigns as if expressly confirmed and ratified by each of them.

          (b) The Shareholder Representative shall act in good faith in undertaking his duties set forth herein. The Shareholder Representative, acting in such capacity, shall not incur any liability with respect to any action or inaction taken by him except those involving his own willful misconduct or gross negligence. The Shareholder Representative may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Shareholder Representative based on such advice, the Shareholder Representative shall not be liable to anyone, except to the extent such action or inaction involves the Shareholder Representative's own willful misconduct or gross negligence. Nothing set forth in this Section 8.7(b) shall in any way relieve the Shareholder Representative in his capacity as a CTI Stockholder of his obligations under this Article VIII.

          (c) In the event of the death or permanent disability of the Shareholder Representative or his resignation as the Shareholder Representative, a successor Shareholder Representative shall be appointed by Roger Abbott. Prompt notice of such appointment shall be delivered in writing by Roger Abbott to WAXS and the Escrow Agent.

                                   ARTICLE IX

                          TERMINATION PRIOR TO CLOSING

     9.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

          (a) By mutual written consent of WAXS and CTI;

          (b) By either WAXS or CTI, if the other party shall have failed to comply in any material respect with any of its material covenants or agreements contained in this Agreement, which failure to so comply has not been cured within thirty (30) days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's reasonable efforts and for so long as the breaching party shall be so using its reasonable efforts to cure such breach, the non-breaching party may not terminate this Agreement pursuant to this paragraph; and provided, further, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b) if such party is then failing to comply in any material respect with any of its covenants or agreements contained in this Agreement;

          (c) By either WAXS or CTI, if there has been a breach by the other party of any representations or warranties, which breach has not been cured within thirty (30) days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's reasonable efforts and for so long as the breaching party shall be so using reasonable efforts to cure such breach, the non-breaching party may not terminate this Agreement pursuant to this paragraph; and provided further, that this provision shall only apply to such breaches which would have a Material Adverse Effect on (i) WAXS (after giving effect to the Merger), (ii) the Surviving Corporation or (iii) WAXS (after giving effect to the Merger) and the Surviving Corporation;

          (d) By either CTI or WAXS, if the Effective Time shall not have occurred on or before October 31, 2000 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and any such action or failure constitutes a breach of this Agreement;

          (e) By either CTI or WAXS if any governmental entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used their reasonable efforts to resist, resolve or lift, as applicable, in accordance with Section 6.3) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling, or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action the parties shall have used their reasonable efforts to obtain, in accordance with Section 6.3), which, in the case of each of (i) and (ii) is necessary to fulfill the conditions set forth in Section 7.2(f) with respect to WAXS or Section 7.3(g) with respect to CTI, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the cause of such action or inaction and any such action or failure constitutes a breach of this Agreement; or

          (f) By WAXS or CTI if the adoption of this Agreement by the stockholders of WAXS or the stockholders of CTI shall not have been obtained by reason of the failure to obtain the required vote of the WAXS or CTI stockholders, in each case, upon the taking of such vote.

     9.2 Effect of Termination. In the event of any termination of this Agreement by either CTI or WAXS, as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of WAXS or CTI or their respective officers or directors except with respect to Sections 6.2, 6.5, 6.6, this Section 9.2 and Section 10.7, which provisions shall survive such termination and except that, notwithstanding anything to the contrary contained in this Agreement, neither WAXS nor CTI shall be relieved or released from any liabilities or damages arising out of its breach of this Agreement.

     9.3 Amendment. This Agreement may be amended by CTI and WAXS, by action taken or authorized by their respective Boards of Directors or representatives or authorized officers, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of CTI and WAXS, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange or automatic quotations system requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of CTI and WAXS.

     9.4 Extension, Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, representatives or authorized officers, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                   ARTICLE X

                                 MISCELLANEOUS

     10.1 Survival of Representations and Warranties and Covenants; Fraud/Misrepresentation. Except as otherwise provided herein, no representation or warranty of any party made in this Agreement or in any certificate delivered by such party pursuant hereto shall survive the Closing. Except as otherwise provided in Section 9.2, all covenants and agreements of the parties hereto shall survive the Closing. Notwithstanding anything in this Agreement to the contrary, nothing contained in Article VIII or in any other provision hereof shall limit, modify or otherwise affect the rights or remedies of WAXS or CTI, at law or in equity, arising prior to the Effective Time or against any person or entity for fraud or intentional misrepresentation.

     10.2 Entire Agreement. This Agreement (including the Schedules and Exhibits), the Escrow Agreement and the Confidentiality Agreement constitute the sole understanding of the parties with respect to the subject matter hereof; provided, however, that this provision is not intended to abrogate any other written agreement between the parties executed with or after this Agreement.

     10.3 Parties Bound by Agreement; Successors and Assigns. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns thereof. Without the prior written consent of WAXS, CTI may not assign its rights, duties or obligations hereunder or any part thereof to any other person or entity. WAXS may assign its rights and duties hereunder in whole or in part (before or after the Effective Time) to one or more affiliates but if it does so, it shall remain liable for all WAXS' obligations hereunder.

     10.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

     10.5 Headings. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

     10.6 Modification and Waiver. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

     10.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally (including by overnight courier or express mail service) or sent by registered or certified mail, postage or fees prepaid, if to CTI to:


                            WorldxChange Communications

                            9999 Willow Creek Road
                            San Diego, California 92131
                            Attention: Eric Lipoff, Esq.

          with a copy to:

                            O'Melveny & Myers LLP
                            610 Newport Center Drive
                            17th Floor
                            Newport Beach, California 92660
                            Attention: David A. Krinsky, Esq.

          if to WAXS to:

                            World Access, Inc.
                            945 E. Paces Ferry Road, Suite 2200
                            Atlanta, Georgia 30326
                            Attention: W. Tod Chmar

          with a copy to:

                            Long Aldridge & Norman LLP
                            Suite 5300
                            303 Peachtree Street
                            Atlanta, Georgia 30308
                            Attention: H. Franklin Layson, Esq.

or at such other address for a party as shall be specified by like notice. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or the office of such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the fourth business day after the day it is so placed in the mail or, if earlier, the time of actual receipt.

     10.8 Governing Law. This Agreement is executed by Buyer in, and shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

     10.9 No Third-Party Beneficiaries. With the exception of the parties to this Agreement and the WAXS Protected Parties and the Seller Protected Parties, there shall exist no right of any person to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement.

     10.10 "Including." Words of inclusion shall not be construed as terms of limitation herein, so that references to "included" matters shall be regarded as non-exclusive, non-characterizing illustrations.

     10.11 Schedules and Exhibits. Each of the Schedules and Exhibits referred to in this Agreement are and shall be incorporated herein and made a part hereof.

                     [SIGNATURES APPEAR ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on its behalf as of the date indicated on the first page hereof.

                                          WAXS:

                                          World Access, Inc.

                                          By: /s/ W. Tod Chmar
                                            ------------------------------------
                                              Name: W. Tod Chmar
                                              Title:  Executive Vice President

                                          MERGER SUB:

                                          CTI Merger Co.

                                          By: /s/ W. Tod Chmar
                                            ------------------------------------
                                              Name: W. Tod Chmar
                                              Title:  President

                                          CTI:

                                          Communication TeleSystems
                                          International d/b/a WORLDXCHANGE
                                          Communications

                                          By: /s/ Edward S. Soren
                                            ------------------------------------
                                              Name: Edward S. Soren
                                              Title:  Executive Vice President

                FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Amendment"), dated as of May 23, 2000, by and among World Access, Inc., a Delaware corporation ("WAXS"), WorldxChange Communications, Inc., a Delaware corporation f/k/a CTI Merger Co. ("Merger Sub"), and Communication TeleSystems International d/b/a WorldxChange Communications, a California corporation ("CTI").


                             W I T N E S S E T H :

     WHEREAS, WAXS, Merger Sub and CTI are parties to that ceratin Agreement and Plan of Merger, dated as of February 11, 2000 (the "Merger Agreement"), pursuant to which CTI will merger with and into Merger Sub;

     WHEREAS, the parties have agreed to make certain amendments to the Merger Agreement; and

     WHEREAS, capitalized terms used, but not otherwise defined herein, shall have the meanings given to such terms in the Merger Agreement;

     NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby mutually agree as follows:

          1. Notwithstanding anything in the Merger Agreement to the contrary, no CTI stockholder and no holder of any CTI Stock Option shall have the right to receive, or have any other interest in or to, the Contingent Amount or any Contingent Shares.

          2. The last sentence of Section 1.7(c) of the Merger Agreement is hereby amended by deleting the phrase "and, if applicable, the Contingent Shares issuable pursuant to Section 1.7(d)" contained therein.

          3. Section 1.7(d) of the Merger Agreement is hereby deleted in its entirety and replaced with "[INTENTIONALLY OMITTED.]".

          4. The first sentence of Section 1.8(a) is hereby deleted in its entirety and replaced with the following:

        "At the Effective Time by virtue of the Merger and without any further action on the part of CTI, WAXS, Merger Sub or the holder of any outstanding CTI Stock Option (as defined in Section 3.2), each CTI Stock Option will be automatically converted into an option to purchase shares of WAXS Common Stock (a "WAXS Stock Option") in an amount equal to the number of shares of CTI Common Stock covered under such CTI Stock Option multiplied by the Exchange Ratio (rounded to the nearest whole number of shares of WAXS Common Stock) at a price per share of WAXS Common Stock equal to the per share option exercise price specified in the CTI Stock Option divided by the Exchange Ratio (rounded to the nearest whole cent)."

          5. Section 1.8(b) is hereby amended by deleting the phrase "and Contingent Shares, if any," contained therein.

          6. Section 2.4(b) of the Merger Agreement is hereby amended by deleting the phrase "Except for Contingent Shares, if any, notwithstanding" and substituting therefor the word "Notwithstanding".

          7. Section 2.5(b) of the Merger Agreement is hereby deleted in its entirety and replaced with "[INTENTIONALLY OMITTED.]".

          8. Section 3.16(g)(i) of the Merger Agreement is hereby amended by deleting the phrase "(excluding the Contingent Shares, if any)" in the first sentence of such section.

          9. Section 3.16(g)(ii) of the Merger Agreement is hereby amended by deleting the phrase "(inclusive of Contingent Shares, if any)" contained therein.

          10. Section 3.16(g)(xvi) of the Merger Agreement is hereby deleted in its entirety and replaced with "[INTENTIONALLY OMITTED.]".

          11. Section 3.16(g)(xvii) of the Merger Agreement is hereby amended by deleting the phrase ", including Contingent Shares, if any," contained therein.

          12. Section 4.15(d)(iv) of the Merger Agreement is hereby amended by deleting the phrase "(inclusive of Contingent Shares, if any)" contained therein.

          13. Section 4.15(d)(xix) of the Merger Agreement is hereby amended by deleting the phrases ", including Contingent Shares, if any," and ", including the Contingent Shares, if any, which are issued pursuant to
     Section 1.7(d) hereunder and subsequently become subject to the Escrow Agreement, will each" and replacing the second such phrase with the word "will".

          14. Section 4.15(d)(xx) of the Merger Agreement is hereby deleted in its entirety and replaced with "[INTENTIONALLY OMITTED.]".

          15. Section 6.1(a) of the Merger Agreement is hereby amended by deleting the phrase "the Contingent Shares and" contained in the first sentence thereof.

          16. Except as expressly set forth in this Amendment, the Merger Agreement shall remain in full force and effect and shall not be deemed to have been modified or amended by this Amendment.

          17. This Amendment constitutes the entire understanding of the parties with respect to the subject matter hereof, and any other prior or contemporaneous agreements, whether written or oral, with respect thereto are expressly superseded hereby.

          18. This Amendment may be executed in two or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

                     (SIGNATURES APPEAR ON FOLLOWING PAGE)

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Agreement and Plan of Merger as of the date first above written.

                                          WORLD ACCESS, INC.

                                          By: /s/ W. Tod Chmar
                                            ------------------------------------
                                              Name: W. Tod Chmar
                                              Title:  Executive Vice President


                                          WORLDXCHANGE

                                          COMMUNICATIONS, INC.

                                          By: /s/ W. Tod Chmar
                                            ------------------------------------
                                              Name: W. Tod Chmar
                                              Title:  President

                                          COMMUNICATION TELESYSTEMS
                                          INTERNATIONAL D/B/A

                                          WORLDXCHANGE

                                          COMMUNICATIONS

                                          By: /s/ Eric Lipoff
                                            ------------------------------------
                                              Name: Eric Lipoff
                                              Title:  Senior Vice President

                SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER



     This Second Amendment to Agreement and Plan of Merger (this "Amendment") is entered into this 1(st) day of August, 2000 by and among World Access, Inc., a Delaware corporation ("WAXS"), WORLDxCHANGE Communications, Inc. f/k/a CTI Merger Co., a Delaware corporation ("Merger Sub"), and Communication TeleSystems International d/b/a WorldxChange Communications, a California corporation ("CTI").



                                  WITNESSETH:



     WHEREAS, the parties hereto have previously entered into an Agreement and Plan of Merger dated as of February 11, 2000, as amended by that certain First Amendment to Agreement and Plan of Merger among such parties dated May 23, 2000 (as so amended, the "Merger Agreement");



     WHEREAS, CTI and WAXS have agreed, subject to their concurrent entering into of this Amendment, to enter into a certain Executive Management Services Agreement (the "Management Agreement"), pursuant to which WAXS has agreed to manage the operations and business affairs of CTI on the terms specified therein;



     WHEREAS, in connection with the Management Agreement, CTI, Merger Sub and WAXS have agreed to further amend the Merger Agreement, as provided in this Amendment; and



     WHEREAS, the Boards of Directors of each of CTI, Merger Sub and WAXS have determined that it is in the best interest of each such corporation and its shareholders, or shareholder, to enter into this Amendment.



     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:



     1. Amendments to the Merger Agreement. The Merger Agreement is hereby amended as follows:



          (a) Section 5.2. Section 5.2 of the Merger Agreement is hereby deleted in its entirety and replaced with the following text:



             "5.2 Management Agreement. WAXS and CTI have entered into that certain Executive Management Services Agreement, dated August 1, 2000 (the "Management Agreement"). Pursuant to the Management Agreement, WAXS has agreed to manage the operations and business affairs of CTI on the terms specified therein. In light of the foregoing and notwithstanding any other term or provision of this Agreement, WAXS hereby agrees that CTI shall have no liability whatsoever for any breach by CTI of any one or more of its covenants stated in this Agreement (including, without limitation, any covenant or agreement of CTI set forth in Section 5.1 (Covenants of CTI) or any Section or Article VI) to the extent such breach is caused by any action or omission of WAXS pursuant to the Management Agreement."



          (b) Section 7.2(a). Section 7.2(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following text:



             "(a) Representations and Warranties. Each of the representations and warranties of CTI set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case any such representations and warranties shall be true and correct as of such date), except (i) where any failures to be true and correct as of the Closing Date have been caused by or result from any act or omission of WAXS pursuant to the Management Agreement occurring from and after the date of the Management Agreement through and including the Closing Date or (ii) where any such failures to be true and correct would not have a Material Adverse Effect on WAXS or the Surviving Corporation, and WAXS shall have received a certificate of the chief executive officer and the chief financial officer of CTI to such effect."

          (c) Section 7.2(b). Section 7.2(b) of the Merger Agreement is hereby amended to delete the period at the end of such Section and in place thereof insert the following text:



             "; provided, that the foregoing condition shall be deemed satisfied notwithstanding any failure by CTI to have performed or complied in any material respect with any of its material agreements or covenants required to be performed by it hereunder to the extent such failure is caused by any act or omission of WAXS pursuant to the Management Agreement occurring from and after the date of the Management Agreement through and including the Closing Date."



          (d) Section 7.2(c). Section 7.2(c) of the Merger Agreement is hereby deleted in its entirety and replaced with the following text:



             "(c) Consents and Approvals. All consents, approvals and actions of, filings with and notices to any governmental entity required to consummate the Merger and the other transactions contemplated hereby, or of any other third party required of CTI or any of its Subsidiaries to consummate the Merger and the other transactions contemplated hereby shall have been obtained, except where the failure to obtain any such consent or approval would not have a Material Adverse Effect on WAXS or the Surviving Corporation; provided, however, that the provisions of this Section 7.2(c) shall not be available to WAXS if the failure to obtain any consent or approval shall have been caused by or as a result of any act or omission of WAXS pursuant to the Management Agreement occurring from and after the date of the Management Agreement through and including the Closing Date."



          (e) Section 7.2(d). Section 7.2(d) of the Merger Agreement is hereby deleted in its entirety and replaced with the following text:
     "(d) [Reserved]".



          (f) Section 7.2(g). Section 7.2(g) of the Merger Agreement is hereby deleted in its entirety and replaced with the following text:
     "(g) [Reserved]".



          (g) Section 8.1. Section 8.1 of the Merger Agreement is hereby amended by adding the following text after the end of such Section:



             "Notwithstanding the foregoing, CTI shall not have any liability for, and shall not be required to indemnify any WAXS Protected Party with respect to any of the matters set forth in the foregoing clauses
        (i), (ii), (iii) or (iv), in each case to the extent that such breach, inaccuracy or noncompliance, or imposition of any part or all of the suspended fine, is caused by or results from any act or omission of WAXS pursuant to the Management Agreement occurring from and after the date of the Management Agreement through and including the Closing Date."



          (h) Section 9.1(b). Section 9.1(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following text:



             "(b) By either WAXS or CTI, if the other party shall have failed to comply in any material respect with any of its material covenants or agreements contained in this Agreement, which failure to so comply has not been cured within thirty (30) days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's reasonable efforts and for so long as the breaching party shall be so using its reasonable efforts to cure such breach, the non-breaching party may not terminate this Agreement pursuant to this paragraph; and provided, further, that (i) no party shall have the right to terminate this Agreement pursuant to this
        Section 9.1(b) if such party is then failing to comply in any material respect with any of its covenants or agreements contained in this Agreement and (ii) WAXS shall not have the right to terminate this Agreement pursuant to this Section 9.1(b) if CTI's failure to comply in any material respect with any of its material covenants or agreements contained in this Agreement is caused by or results from any act or omission of WAXS pursuant to the Management Agreement occurring from and after the date of the Management Agreement through and including the Closing Date;"

          (i) Section 9.1(c). Section 9.1(c) of the Merger Agreement is hereby deleted in its entirety and replaced with the following text:



             "(c) By either WAXS or CTI, if there has been a breach by the other party of any representations or warranties, which breach has not been cured within thirty (30) days following receipt by such other party of written notice of such failure to comply; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's efforts to cure such breach, the non-breaching party may not terminate this Agreement pursuant to this paragraph; and provided further, that (i) this provision shall only apply to such breaches which would have a Material Adverse Effect on (A) WAXS (after giving effect to the Merger), (B) the Surviving Corporation or (C) WAXS (after giving effect to the Merger) and the Surviving Corporation and
        (ii) WAXS shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if CTI's breach of any of its representations and warranties stated herein is caused by or results from any act or omission of WAXS pursuant to the Management Agreement occurring from and after the date of the Management Agreement through and including the Closing Date;"



          (j) Section 9.1(d). Section 9.1(d) of the Merger Agreement is hereby amended by changing the date "October 31, 2000" therein to "December 31, 2000".



     2. No Other Changes. Except as expressly set forth herein, the Merger Agreement shall not be amended, revised or changed in any respect whatsoever and shall remain in full force and effect.



     3. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall for all purposes be deemed an original and all of which shall constitute the same instrument.



                   [Signatures appear on the following page]

     IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed on its behalf as of the date indicated on the first page hereof.



                                          WAXS:



                                          WORLD ACCESS, INC.



                                          By:

                                            ------------------------------------

                                              Name:


                                              Title:



                                          MERGER SUB:


                                          CTI MERGER CO.



                                          By:

                                            ------------------------------------

                                              Name:


                                              Title:



                                          CTI:


                                          Communication TeleSystems


                                          International d/b/a


                                          WORLDxCHANGE


                                          Communications



                                          By:

                                            ------------------------------------

                                              Name:


                                              Title:

                                                                         ANNEX C

                               February 11, 2000

Board of Directors
World Access, Inc.
945 East Paces Ferry Road
Suite 2200
Atlanta, GA 30326

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to World Access, Inc. (the "Company") of the consideration to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger, dated as of February 11, 2000 (the "Agreement"), by and among the Company, STI Merger Co., a wholly-owned subsidiary of the Company ("Merger Sub"), and STAR Telecommunications, Inc. ("STAR"), pursuant to which STAR will be merged (the "Merger") with and into Merger Sub.

     Pursuant to the Agreement, each share of common stock, par value $0.001 per share, of STAR ("STAR Common Stock") issued and outstanding will be converted into, at the election of the Company by written notice to STAR prior to the Closing, the following consideration (the "Merger Consideration"): (i) the right to receive the number of shares of common stock, par value $.01 per share, of the Company ("WAXS Common Stock") obtained by solving for "X" in the following formula (the "Exchange Ratio"): X = (7.81 + Z) / 20.00, or (ii) the right to receive, at the option of the holder, either (x) the number of shares of WAXS Common Stock equal to the Exchange Ratio or (y) such number of shares of WAXS Common Stock as shall equal sixty percent (60%) of the Exchange Ratio and an amount in cash equal to forty percent (40%) of the sum of ($7.81 + Z) (the "Cash and Stock Election"); provided, however, that in no event shall more than forty-five percent (45%) of the outstanding shares of STAR Common Stock receive the Cash and Stock Election. For the purposes of the Agreement and this opinion,
(a) in determining the Exchange Ratio, "Z" shall equal the PT-1 Excess Proceeds (as defined below) divided by the number of issued and outstanding STAR shares/options and (b) "PT-1 Excess Proceeds" means the cash proceeds received by STAR at the consummation of the sale of PT-1, net of all taxes, fees and expenses in connection with the sale of PT-1 ("Net PT-1 Proceeds") in excess of $150.0 million.

     In arriving at our opinion, we have reviewed the draft dated February 6, 2000 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and STAR, including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of STAR for the period beginning January 1, 2000 and ending December 31, 2004 prepared by the management of the Company and certain financial projections of the Company for the period beginning January 1, 2000 and ending December 31, 2004 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company and STAR with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company and STAR, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and STAR or their respective representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of the Company of the operating synergies achievable as a result of the Merger. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and STAR. In addition, we have relied upon and assumed Net PT-1 Proceeds of $150.0 million from the sale of PT-1. We have not assumed any responsibility for making any independent evaluation of any assets of liabilities or for making any independent verification of any of the information reviewed by us. We have assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have nay obligation to update, revise or reaffirm this opinion. We are expressing no opinion as to the prices at which the WAXS Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.


     Donaldson, Lufkin & Jenrette Securities Corporation ("Donaldson, Lufkin & Jenrette"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Donaldson, Lufkin & Jenrette has performed investment banking and other services for the Company in the past and has been compensated for such services. Donaldson, Lufkin & Jenrette acted as financial advisor to the Company in connection with its acquisition of FaciliCom International, Inc. ("FaciliCom"), and acted as solicitation agent in connection with the consent solicitation for FaciliCom's outstanding senior notes. Donaldson, Lufkin & Jenrette is currently acting as financial advisor to the Company in connection with its proposed acquisition of Communication TeleSystems International d/b/a WorldxChange Communications. Further, Donaldson, Lufkin & Jenrette is currently providing advisory services in connection with the exploration of a possible sale of the Company's NACT Telecommunications Inc. and Telco Systems Inc. subsidiaries and the Company's Wireless Local Loop Division.


     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Merger Consideration to be paid by the Company pursuant to the Agreement is fair to the Company and its stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By:     /s/ MICHAEL CONNOLLY
                                            ------------------------------------
                                                      Michael Connolly
                                                       Vice President

                                                                         ANNEX D

                               February 11, 2000

Board of Directors
World Access, Inc.
945 East Paces Ferry Road
Suite 2200
Atlanta, GA 30326

Dear Sirs:


     You have requested our opinion as to the fairness from a financial point of view to World Access, Inc. (the "Company") of the consideration to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger, dated as of February 11, 2000 (the "Agreement"), by and among the Company, CTI Merger Co., a wholly-owned subsidiary of the Company ("Merger Sub"), and Communication TeleSystems International d/b/a WorldxChange Communications, ("CTI"), pursuant to which CTI will be merged (the "Merger") with and into Merger Sub.


     Pursuant to the Agreement, each share of common stock, par value $.01 per share, of CTI, each share of preferred stock, Series A, no par value per share, of CTI and each share of preferred stock, Series B, no par value per share, of CTI, issued and outstanding, will be converted into the right to receive 0.6583 shares of common stock, par value $.01 per share, of the Company ("WAXS Common Stock") (such shares and the Contingent Shares referred to below are referred to as the "Merger Consideration"). In the event that the average of the closing prices of WAXS Common Stock for the ten (10) trading-day period ending at the close of trading on the second trading day preceding the Closing is less than $20.38, then, in addition to the shares of WAXS Common Stock issued pursuant to the above, each CTI stockholder who receives shares of WAXS Common Stock shall be entitled to receive the amount, if any (the "Contingent Amount"), by which the Target Price (as defined below) exceeds the greater of (i) the Current Market Price (as defined below) on the first anniversary of the Effective Time (the "Maturity Date") and (ii) $11.50, multiplied by the number of shares of WAXS Common Stock issued to such holder pursuant to the prior sentence. The Contingent Amount shall only be paid in shares of WAXS Common Stock (the "Contingent Shares"), which shares shall be valued for purposes hereof at the greater of the Current Market Price as of the Maturity Date and $11.50 and rounded to the nearest whole share. Any and all rights in, or to receive, the Contingent Amount shall terminate and be of no further force or effect if, at any time on or prior to the Maturity Date, the Current Market Price is greater than the Target Price.

     For purposes hereof, (a) the Target Price means $20.38 per share of WAXS Common Stock; provided, however, that if the Nasdaq Composite Index (the "IXIC") at the close of trading on the Maturity Date is eighty-five percent (85%) or less than the "IXIC" at the close of trading on the date of the Effective Time (the difference between one hundred percent (100%) and such percentage being referred to as the "Market Correction Percentage"), then the Target Price shall be reduced by a percentage equal to that portion of the Market Correction Percentage in excess of fifteen percent (15%); and (b) the Current Market Price means, as of any date specified herein, the average of the daily closing trading prices of WAXS Common Stock for the twenty (20) consecutive trading days ending at the close of trading on such date.

     In arriving at our opinion, we have reviewed the draft dated February 10, 2000 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and CTI including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of CTI for the period beginning January 1, 2000 and ending December 31, 2004 prepared by the management of the Company, and certain financial projections of the Company for the period beginning January 1, 2000 and ending December 31, 2004 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company and CTI with various other companies whose securities are traded in public markets, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and CTI or their respective representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of the Company of the operating synergies achievable as a result of the Merger. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and CTI as to the future operating and financial performance of the Company and CTI. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion as to the prices at which the WAXS Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, not does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.


     Donaldson, Lufkin & Jenrette Securities Corporation ("Donaldson, Lufkin & Jenrette"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Donaldson, Lufkin & Jenrette has performed investment banking and other services for the Company in the past and has been compensated for such services. Donaldson, Lufkin & Jenrette acted as financial advisor to the Company in connection with its acquisition of FaciliCom International, Inc. ("FaciliCom"), and acted as solicitation agent in connection with the consent solicitation for FaciliCom's outstanding senior notes. Donaldson, Lufkin & Jenrette is currently acting as financial advisor to the Company in connection with its proposed acquisition of STAR Telecommunications, Inc. Further, Donaldson, Lufkin & Jenrette is currently providing advisory services in connection with the exploration of a possible sale of the Company's NACT Telecommunications Inc. and Telco Systems Inc. subsidiaries and the Company's Wireless Local Loop Division.


     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Merger Consideration to be paid by the Company pursuant to the Agreement is fair to the Company and its stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By:     /s/ MICHAEL CONNOLLY
                                            ------------------------------------
                                                      Michael Connolly
                                                       Vice President

                                                                         ANNEX E

                                                                February 7, 2000

Board of Directors
Star Telecommunications, Inc.
223 East De La Guerra
Santa Barbara, CA 93101

Ladies and Gentlemen:

     Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Star Telecommunications, Inc. ("STAR") in connection with the proposed merger of STAR and World Access, Inc. ("World Access") pursuant to the Agreement and Plan of Merger (the "Merger Agreement") to be entered into among World Access, STAR and STI Merger Co., a wholly owned subsidiary of World Access ("Acquiror Sub"), which provides, among other things, for the merger of STAR with and into Acquiror Sub (the "Transaction"), as a result of which STAR will become a wholly owned subsidiary of World Access. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $0.001 per share, of STAR ("STAR Common Stock") not owned directly or indirectly by World Access or STAR will be converted into the right to receive the "Merger Consideration" described below. The "Merger Consideration" is (A) a number of shares of Common Stock, par value $0.01 per share, of World Access ("World Access Common Stock") equal to a fraction (the "Exchange Ratio") (1) the numerator of which is the sum of (a) $7.81 and (b) an amount equal to the "PT-1 Excess Proceeds" (as defined in the Merger Agreement) divided by the total number of issued and outstanding shares of STAR Common Stock and shares of STAR common stock underlying issued and outstanding options with exercise prices of $7.81 or less (the "PT-1 Excess Proceeds Per Share") and
(2) the denominator of which is $20.00; or, at the election of World Access by written notice to STAR, (B) (1) a number of shares of World Access Common Stock equal to 60 percent of the Exchange Ratio and (2) an amount in cash equal to 40 percent of the sum of (a) $7.81 and (b) the PT-1 Excess Proceeds Per Share. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of STAR Common Stock of the Merger Consideration to be received by such stockholders pursuant to the Merger Agreement.

     In connection with Deutsche Bank's role as financial advisor to, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning STAR and World Access and certain internal analyses and other information furnished to it by STAR and World Access. Deutsche Bank has also held discussions with members of the senior managements of STAR and World Access regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for STAR Common Stock and World Access Common Stock, (ii) compared certain financial and stock market information for STAR and World Access with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the February 6, 2000 draft of the Merger Agreement, and (v) performed such other studies and analyses and considered such factors as it deemed appropriate.

     Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning STAR or World Access, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of STAR or World Access. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by STAR and World Access to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of STAR or World Access, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. We undertake no obligation to update this opinion to reflect any developments occurring after the date hereof. We express no opinion as to the price or range of prices at which World Access Common Stock may trade subsequent to the announcement or consummation of the Transaction.

     For purposes of rendering its opinion, Deutsche Bank has assumed that the final terms of the Merger Agreement would not vary from the February 6, 2000 draft that Deutsche Bank reviewed in any respect that would be material to Deutsche Bank's analysis. Further, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of STAR, World Access and Acquiror Sub contained in the Merger Agreement are true and correct, STAR, World Access and Acquiror Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of STAR, World Access and Acquiror Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either STAR or World Access is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on STAR or World Access or materially reduce the contemplated benefits of the Transaction to STAR or its stockholders. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be tax-free to each of the STAR, World Access, World Access's stockholders and, to the extent they receive World Access Common Stock, STAR's stockholders.

     In connection with our engagement, we have not been authorized by STAR or its Board of Directors to solicit, nor have we solicited, any alternative transactions to the Transaction.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of STAR and is not a recommendation to the stockholders of STAR to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to the stockholders of STAR of the consideration to be received by such stockholders pursuant to the Merger Agreement in the Transaction, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by STAR to engage in the Transaction.

     Deutsche Bank will be paid a fee for its services as financial advisor to STAR in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to STAR and World Access or their respective affiliates for which it has received compensation. A portion of the proceeds of a bridge loan to be provided by World Access to STAR pursuant to the Merger Agreement may be used to repay indebtedness of STAR which has been extended by one or more members of the DB Group. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of STAR and World Access for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Merger Consideration to be received pursuant to the Merger Agreement by holders of STAR Common Stock in the Transaction is fair, from a financial point of view, to such stockholders.

                                          Very truly yours,

                                          DEUTSCHE BANK SECURITIES INC.

                                                                         ANNEX F



     ASSET PURCHASE AGREEMENT dated as of June 6, 2000 among Counsel Communications LLC, a Delaware limited liability company (the "Purchaser"), PT-1 Communications, Inc., a New York corporation (the "Seller" or the "Company") and STAR Telecommunications, Inc., a Delaware corporation and the sole shareholder of the Seller (the "Parent").



     WHEREAS, the Purchaser desires to purchase the Assets (as defined below) and to assume the Assumed Liabilities (as defined below) from the Seller, on the following terms and conditions;



     WHEREAS, the Seller desires to sell the Assets and to assign the Assumed Liabilities to the Purchaser (the "Asset Sale"), on the following terms and conditions; and



     WHEREAS, the Parent is being merged (the "Parent Merger") into a wholly-owned subsidiary of World Access, Inc., a Delaware corporation ("Waxs") and, as a condition precedent thereto, desires that the Seller sell the Assets and assign the Assumed Liabilities.



     NOW, THEREFORE, in consideration of the premises and the respective agreements hereinafter set forth, the parties hereto agree as follows:



                                   ARTICLE I



                                 DEFINED TERMS



     SECTION 1.01 Defined Terms. The following terms, not defined elsewhere in this Agreement, shall have the following meanings:



          "Assets" shall mean all assets and properties of the Seller and each of its Subsidiaries, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used in the conduct of the Business by Seller (excluding the Excluded Assets), including, without limitation:



             (a) all Balance Sheet Assets;



             (b) all real property, if any, and leases of, and other interests in, real property, in each case together with all buildings, fixtures, and improvements erected thereon, including without limitation the items listed on Schedule 5.13;



             (c) all personal property and interests therein, including machinery, equipment, switches, furniture, office equipment (including without limitation computers, software codes and servers), communications equipment, vehicles, storage tanks, spare and replacement parts, fuel and other tangible property;



             (d) all raw materials, work-in-process, finished goods, supplies and other inventories;



             (e) all rights under all Contracts;



             (f) all accounts, notes and other receivables (including Liens in respect thereof, but excluding intercompany receivables);



             (g) all prepaid expenses, including but not limited to ad valorem taxes, leases and rentals;



             (h) all petty cash located at operating facilities of the Business;



             (i) all of Seller's rights, claims, credits, causes of action or rights of set-off against third parties relating to the Assets, including, without limitation, unliquidated rights under manufacturers' and vendors warranties (excepting any of the foregoing to the extent related to Excluded Assets or Excluded Liabilities);



             (j) all Proprietary Property, including without limitation the items listed on Schedule 5.16;

             (k) all bank accounts used exclusively in the Business or in the name of the Company;



             (l) all transferable licenses, permits or other governmental authorization, including without limitation the items listed on Schedule
        5.06 (except to the extent not transferable as indicated on such Schedule);



             (m) all books, records, files and papers, whether in hard copy or computer format, including, without limitation, engineering information, sales and promotional literature, software documentation, manuals and data, sales and purchase correspondence, lists of present and former suppliers, lists of present and former customers, personnel and employment records, and copies of any information relating to any Tax imposed on the Assets (but excluding the corporate charter, qualifications to conduct business as a foreign corporation and arrangements with agents with respect thereto, taxpayer and other identification numbers, tax returns, tax records, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of the Company and each Subsidiary as a corporation or other entity and any records or documents relating to any Excluded Asset or Excluded Liability, provided that the Company shall provide copies of the foregoing if reasonably requested by the Purchaser);



             (n) to the extent provided in Schedule 5.11, all assets and rights relating to Seller's employee benefit arrangements, plans or other arrangements in respect of Transferred Employees;



             (o) all rights and Contracts of the Seller and the Parent relating to the Feature Group D network; and



             (p) all goodwill associated with the Business or the Assets, together with the right to represent to third parties that the Purchaser is the successor to the Business.



          "Assumed Liabilities" shall mean only those liabilities (i) itemized on the Closing Balance Sheet as accounts payable and accrued expenses, accrued taxes payable (other than accrued taxes payable set forth as "Transaction Taxes Payable" with respect to any debit card sales and use tax as set forth on the general ledger of the Seller), short-term debt, deferred revenue and long-term debt, (ii) for Permitted Encumbrances to the extent specifically set forth in this Agreement; (iii) relating to actions or claims for payphone compensation but only to the extent of the amount accrued and set forth on the Closing Balance Sheet (the "Payphone Compensation"); and (iv) obligations arising after the Closing Date under the agreements, contracts, leases, licenses and other arrangements included in the Assets being acquired by the Purchaser (other than obligations or liabilities attributable to any failure by the Company or the Parent to comply with the terms of such agreements, contracts, leases, licenses and other arrangements prior to the Closing Date). Reference is hereby made to
     Section 3.01 for certain clarifications regarding the manner of assuming Assumed Liabilities constituting accrued taxes and accrued Payphone Compensation.



          "Asset Sale" shall have the meaning set forth in the preamble hereto.



          "Balance Sheet" shall mean the balance sheet of the Company as of December 31, 1999.



          "Balance Sheet Assets" shall mean all of the assets set forth on the Closing Balance Sheet other than the Excluded Assets, including, without limitation: current assets (cash and cash equivalents, short-term investments, gross trade accounts receivable, allowance for doubtful accounts, due from carriers, inventory and prepaid expenses), investments, operating equipment, furniture and equipment, leasehold improvements, accumulated depreciation, deposits, officer loans receivable, intangible assets, Star cable asset and deferred offering costs.



          "Base Net Assets" shall have the meaning set forth in Section 2.04(a).



          "Business" shall mean the debit-card and dial-around telecom businesses of the Company and its Subsidiaries.



          "Business Corporation Law" shall mean the New York Business Corporation Law.

          "Business Day" shall mean any day other than a Saturday, Sunday or other day on which banks are authorized to be closed in New York City.



          "Code" shall mean the Internal Revenue Code of 1986, as amended.



          "Closing" shall mean the closing of the Asset Sale contemplated by this Agreement.



          "Closing Balance Sheet" shall have the meaning set forth in Section 2.03(b).



          "Closing Date" shall mean the date of Closing.



          "Company Taxes" shall mean all federal, state, local, foreign or other governmental income, excise, franchise, payroll, F.I.C.A., unemployment, withholding, real property, personal property, sales, payroll, disability and all other taxes imposed on the Company or any Subsidiary or with respect to any of their respective properties, or otherwise payable by them, including interest and penalties, if any, in respect thereof.



          "Contracts" shall mean all contracts, agreements, leases, licenses (other than regulatory licenses and licenses set forth in the definition of Proprietary Property), commitments, sales and purchase orders and other instruments, including without limitation the items listed on Schedule 5.19.



          "Days Accounts Payable and Receivable" shall mean, for any period (i) the days accounts payable of the Seller for such period (calculated by multiplying (x) the quotient of (A) accounts payable at the end of such period divided by (B) net purchases for such period by (y) the number of days in such period) and (ii) the days accounts receivable of the Seller for such period (calculated by multiplying (x) the quotient of (A) net accounts receivable at the end of such period divided by (B) net sales for such period by (y) the number of days in such period); provided that any adjustment to the accounts receivable of the Seller as a result of any credit or settlement of the Seller with its distributor TSI shall not affect the foregoing calculation of days accounts receivable.



          "Deferred Tax Assets" shall mean those assets itemized on the Closing Balance Sheet under the line item "deferred tax asset."



          "Encumbrances" shall mean all liens (including liens for Company Taxes), mortgages, security interests, charges, claims, leases, survey exceptions, options, rights of first refusal or first offer, easements, restrictions, rights-of-way or other similar encumbrances of any nature whatsoever.



          "Escrow Amount" shall mean $22,500,000.



          "Excluded Assets" shall mean (i) the Deferred Tax Assets; and (ii) all real property leases, employees and other obligations with respect to the Satellite Offices.



          "Excluded Liabilities" shall mean each and every liability and obligation of the Seller except for the Assumed Liabilities, including, without limitation:



             (a) any obligation or liability for Company Taxes with respect to periods prior to the Closing Date (except to the extent expressly included in the Assumed Liabilities and accrued on the Closing Balance Sheet) and/or Company Income Taxes in connection with the transaction contemplated hereby (provided that, for the avoidance of doubt, the Purchaser shall pay the sales and transfer taxes contemplated by Section 11.01);



             (b) any liabilities or obligations relating to employee, post-employment or retiree benefits or compensation arrangements existing on or prior to the Closing Date, including, without limitation, any liabilities or obligations under any of Seller's employee benefit agreements, plans or other arrangements listed on Schedule 5.11 and any retention bonus payments in respect of the transactions contemplated hereby;



             (c) all obligations and liabilities arising from any action, suit, investigation, or proceeding relating to or arising out of the Business or the Assets that are pending on the Closing Date, or arise from the acts or omissions of Seller, or strict liability or liability under law or contract imposed on Seller, prior to the Closing Date, against Seller or any Asset before any court or arbitrator or any governmental body, agency or official, including but not limited to any liability under any Environmental Law and/or any and all litigation listed on Schedule 5.07 or arising after the Closing Date but relating to actions of the Business prior to the Closing Date (but excluding the Payphone Compensation only to the extent accrued and set forth on the Closing Balance Sheet); and



             (d) any liability or obligation relating to an Excluded Asset.



          "GAAP" means generally accepted accounting principles as in effect in the United States from time to time; provided that for comparative purposes any reference to GAAP shall require consistent application.



          "Income Taxes" shall mean all Company Taxes on or measured by net income, gross profits or net profits, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, domestic or foreign.



          "Independent Public Accountants" shall mean Arthur Andersen LLP.



          "Independent Third Party" shall mean any nationally recognized accounting firm jointly selected by the Purchaser and the Parent.



          "Net Assets" shall have the meaning set forth in Section 2.03(b).



          "Permitted Encumbrances" shall mean, to the extent applicable, Encumbrances which (a) are liens for Company Taxes not yet due and payable or (b) are liens such as materialsman and workman liens for work not yet due and payable which do not, individually or in the aggregate, materially detract from the value of the individual property or Asset subject thereto or interfere with the present or future use or disposition thereof.



          "Person" shall mean any natural person, corporation, association, partnership, joint venture or other entity.



          "Proprietary Property" shall mean all trade names, trademarks, service marks, copyrights, trade names, brand names, software and proprietary and other technical information, including all contracts, agreements and licenses relating thereto, owned by the Company or the Subsidiaries or in which any of them has any rights.



          "Required Regulatory Approvals" shall have the meaning set forth in
     Section 7.03.



          "Satellite Offices" shall mean those certain satellite distribution centers operated by the Company and, not less than 10 days prior to Closing, identified and requested by the Purchaser to be closed at the Seller's expense.



          "Subsidiary" shall mean all direct and indirect domestic and foreign subsidiaries of the Company.



          "Transferred Employees" shall mean all employees of the Seller transferred to the Purchaser as described in Section 2.07.



     SECTION 1.02 Accounting Terms. Any accounting terms used in this Agreement shall, unless otherwise specifically provided, have the meanings given them in accordance with, and all financial computations hereunder shall, unless otherwise specifically provided, be computed in accordance with GAAP.



     SECTION 1.03 Other Rules of Construction. References in this Agreement to sections, schedules and exhibits are to sections of, and schedules and exhibits to, this Agreement unless otherwise indicated. Words in the singular include the plural and in the plural include the singular. The word "or" is not exclusive. The words "including", "includes", "included" and "include", when used, are deemed to be followed by the words "without limitation".

                                   ARTICLE II



                               PURCHASE AND SALE



     SECTION 2.01 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, the Seller agrees to, and to cause each of its Subsidiaries to, sell, assign, transfer, convey and deliver the Assets to the Purchaser or its designated affiliates, and the Purchaser agrees to purchase and accept the Assets from the Seller and such Subsidiaries, on the Closing Date.



     SECTION 2.02 Delivery of Instruments of Transfer. (a) On the Closing Date, the Seller and each of its relevant Subsidiaries shall deliver to the Purchaser such specific assignments, bills of sale, endorsements, leases and other good and sufficient instruments of conveyance and transfer, in form and substance satisfactory to the Purchaser, the Seller and their respective counsel, as shall be reasonably requested by the Purchaser to effectively vest in the Purchaser title to all the Assets, including, but not limited to the bill of sale and assignment and assumption agreement (including, without limitation, appropriate assignments of trademarks, copyrights and patents, if applicable), dated the Closing Date, substantially in the form of Exhibit A (the "Bill of Sale") (provided that, for the avoidance of doubt, the third-party consents set forth on Schedule 8.05 shall be the only third-party consents with respect to Material Contracts required for Closing, provided further that the Seller and the Parent shall use best efforts consistent with Section 2.02(b) to obtain any other third-party consents following Closing). Simultaneously with the delivery of such instruments and agreements, the Parent and Seller shall put the Purchaser in actual possession and operating control of the Assets, free and clear of all Encumbrances, except Permitted Encumbrances.



     (b) Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Asset or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment, without the consent of a third party thereto, would constitute a breach or other contravention of such Asset or in any way adversely affect the rights of the Purchase or the Seller thereunder. The Purchaser, the Seller and the Parent shall use their best efforts (but without the payment of money by the Seller, the Parent or the Purchaser) to obtain the consent of the other parties to any such Asset or claim or right or any benefit arising thereunder for the assignment thereof to the Purchaser as the Purchaser may request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of the Seller thereunder so that the Purchaser would not in fact receive all such rights, the Seller, the Parent and the Purchaser shall cooperate in a mutually agreeable arrangement under which the Purchaser would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sublicensing, or subleasing to the Purchaser, or under which the Seller would enforce for the benefit of the Purchaser, with the Purchaser assuming the Seller's obligations, any and all rights of the Seller against a third party thereto. The Seller and the Parent shall promptly pay to the Purchaser when received all monies received by the Seller or the Parent under any Asset or any claim or right or any benefit arising thereunder.



     SECTION 2.03 Purchase Price; Escrow Amount. (a) The consideration (the "Purchase Price") to be paid to the Parent by the Purchaser for the Assets shall be $150,000,000, which shall be paid, less the Escrow Amount and the Closing Reduction Amount (if any), on the Closing Date in cash by wire transfer of immediately available funds to a bank account of the Seller designated by the Seller to the Purchaser in writing not less than two Business Days prior the Closing. The Purchase Price is subject to adjustment as set forth in Section 2.03(b) and Section 2.04. On the Closing Date the Purchaser shall deposit the Escrow Amount into escrow pursuant to a mutually agreed-upon escrow agreement (the "Escrow Agreement"). The Escrow Amount, less any amounts thereof that are subject to, or previously paid to the Purchaser in respect of, claims for indemnification by the Purchaser hereunder, shall be released to the Seller as to 25% thereof on each 6-month anniversary of the Closing; provided that 100% of the Escrow Amount, less any amounts thereof that are subject to, or previously paid to the Purchaser in respect of, claims for indemnification that have been made by the Purchaser under this Agreement, shall be released to the Seller upon the closing of the Parent Merger and the express written assumption by Waxs of the Seller's and the Parent's indemnification and other obligations hereunder.

     (b) (i) Five Business Days prior to Closing the Parent and the Seller shall deliver to the Purchaser their best estimate of the cash, accounts payable and accounts receivable (together with an estimate of sales and purchases of the Company for the thirty days prior to Closing and such information reasonably necessary for the Purchaser to evaluate all of the foregoing items) (the "Estimated Closing Statement") of the Company as of such date. During the three Business Days commencing with the delivery of the the Estimated Closing Statement the parties shall, together with their respective accountants, work together to agree upon the calculation set forth in the Estimated Closing Statement and whether the Days Accounts Payable and Receivable for the 30 days prior to Closing vary materially from the Days Accounts Payable and Receivable for the 30 days prior to December 31, 1999. If the parties reach agreement as to the foregoing calculation and agree that the respective Days Accounts Payable and Receivable for the foregoing periods vary materially, the Purchase Price shall be automatically reduced to the extent such variance would result in lower accounts receivable being purchased and/or higher accounts payable being assumed by the Purchaser, such reduction to be calculated based on the accounts receivable and accounts payable of the Seller that would have existed at Closing had such variance not existed, and such amount shall be deemed the "Closing Reduction Amount". If the parties are unable to reach agreement by the date that is two Business Days prior to Closing, the parties shall submit the matter for resolution by an Independent Third Party, together with the parties' respective calculations. The Independent Third Party shall be instructed to render its determination of the correct Estimated Closing Statement and the amount, if any, by which the Purchase Price should be reduced (such amount then being deemed the "Closing Reduction Amount") within such two Business Day period and by Closing, and such determination shall be binding on the parties at Closing. The costs and expenses of the Independent Third Party hereunder shall be borne equally by the parties hereto.



     (ii) As promptly as practicable, but no later than 60 days, after the Closing Date, the Parent will cause to be prepared and delivered to the Purchaser the Closing Balance Sheet (as defined below), and a certificate signed by the Controller or Chief Financial Officer of Seller based on such Closing Balance Sheet setting forth the Parent's calculation of Net Assets (as defined below). The Closing Balance Sheet (the "Closing Balance Sheet") shall (x) fairly present the Assets and Assumed Liabilities as at the close of business on the Closing Date in accordance with GAAP applied on a basis consistent with those used in the preparation of the Balance Sheet, any (y) include line items substantially consistent with those in the Balance Sheet. "Net Assets" shall mean an amount equal to (i) the Assets minus (ii) the Assumed Liabilities.



     (c) If the Purchaser disagrees with the Parent's calculation of Net Assets delivered pursuant to Section 2.03(b)(ii) the Purchaser may, within 60 days after delivery of the documents referred to in Section 2.03(b)(ii), deliver a notice to the Parent disagreeing with such calculation and setting forth the Purchaser's calculation of such amount. Any such notice of disagreement shall specify those items or amounts as to which the Purchaser disagrees.



     (d) If a notice of disagreement shall be duly delivered pursuant to Section 2.03(c), the Purchaser and the Parent shall, during the 30 days following such delivery, use their best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Net Assets, which amount shall not be more than the amount thereof shown in the Parent's calculations delivered pursuant to Section 2.03(b)(ii) nor less than the amount thereof shown in the Purchaser's calculation delivered pursuant to Section 2.03(c). If during such period, the Purchaser and the Parent are unable to reach such agreement, they shall promptly thereafter cause the Independent Third Party promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Net Assets. In making such calculation, the Independent Third Party shall consider only those items or amounts in the Closing Balance Sheet or the Parent's calculation of Net Assets as to which the Purchaser has disagreed as specified in the notice delivered pursuant to Section 2.03(c). The Independent Third Party shall deliver to the Purchaser and the Parent, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon the Purchaser and the Parent and the Seller. The cost of such review and report shall be borne (i) by the Parent if the difference between Final Net Assets (as defined in Section 2.04(a)) and Net Assets as set forth in the Parent's calculation of Net Assets delivered pursuant to Section 2.03(b)(ii) is greater than the difference between Final Net Assets and Net Assets as set forth in the Purchaser's calculation of Net Assets delivered pursuant to Section 2.03(c), (ii) by the Purchaser if the first such difference is less than the second such difference and (iii) otherwise equally by the Purchaser and the Parent.



     (e) The Purchaser, the Parent and the Seller agree that they will, and agree to cause their respective independent accountants to, cooperate and assist in the preparation of the Closing Balance Sheet and the calculation of Net Assets and in the conduct of the audits and reviews referred to in this Section 2.03, including without limitation, the making available to the extent necessary of books, records, work papers and personnel.



     SECTION 2.04 Adjustment of Purchase Price. (a) If Base Net Assets exceeds Final Net Assets, the Parent shall pay to the Purchaser, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.04(b), the amount of such excess. If Final Net Assets exceeds Base Net Assets, the Purchaser shall pay to the Parent, in the manner and with interest as provided in Section 2.04(b), the amount of such excess. "Base Net Assets" means $47,589,862 (i.e., the sum of (i) $37,223,490 plus (ii) $10,366,372), and has been calculated as set forth on Schedule 2.04(a). "Final Net Assets" means Net Assets (i) as shown in the Parent's calculation delivered pursuant to Section 2.03(b) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.03(c); or (ii) if such a notice of disagreement is delivered, (A) as agreed by the Purchaser and the Parent pursuant to Section 2.03(d) or (B) in the absence of such agreement, as shown in the Independent Third Party's calculation delivered pursuant to Section 2.03(d); provided that in no event shall Final Net Assets be more than the Parent's calculation of Net Assets delivered pursuant to Section 2.03(b) or less than the Purchaser's calculation of Net Assets delivered pursuant to Section 2.03(c); and provided further that the Parent shall receive a credit for any payments to be made by it under this Section 2.04(a) of up to $10,366,372 (the amount of transaction taxes payable in respect of debit-card sales and use taxes included in the Balance Sheet and not assumed by the Purchaser), it being understood that (x) the Closing Reduction Amount shall be recalculated pursuant to the terms hereof and any increase thereto shall reduce Final Net Assets dollar for dollar to the extent of such increase and the foregoing credit shall not be applied against any such reduction, (y) any decrease in the Closing Reduction Amount pursuant to such recalculation shall increase Final Net Assets dollar for dollar to the extent of such decrease (but not above the original Closing Reduction Amount determined at Closing) and (z) any unused portion of such credit shall not be applied against any other payments to be made by the Seller or the Parent under any other provision of this Agreement.



     (b) Any payment pursuant to Section 2.04(a) shall be made at a mutually convenient time and place within 10 days after Final Net Assets has been determined by delivery by the Purchaser or the Parent, as the case may be, of a certified or official bank check payable in immediately available funds to the other party or by causing such payments to be credited by wire transfer to such account of such other party as may be designated by such other party.



     (c) Notwithstanding anything in this Agreement to the contrary, the Purchaser, the Parent and the Seller agree that the Purchase Price shall not be adjusted in connection with, and the Purchaser shall not have the right to disagree with, the financial accounting used by the Company with respect to the two DS-3s on undersea cable Atlantic Crossing -- 1 ("AC-1").



     SECTION 2.05 The Closing. The Closing shall take place at 10:00 a.m. at the offices of Wollmuth Maher & Deutsch LLP, 500 Fifth Avenue, New York, New York 10110, as soon as possible after all Required Regulatory Approvals are obtained, but in no event later than 5 Business Days after satisfaction of the conditions set forth in Articles VIII and IX, or at such other time or place as may be mutually agreed by the parties.



     SECTION 2.06 Further Assurances. From and after the Closing, upon written request from any party to this Agreement, the requested party shall execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required to sell, assign, transfer, convey and deliver the Assets to the Purchaser and for the Purchaser to assume the Assumed Liabilities and the Seller to retain the Excluded Liabilities.



     SECTION 2.07 Employees. As of the Closing Date, the Purchaser shall hire (or make offers to hire) all or substantially all of the Seller's employees as employees of the Purchaser (the "Transferred Employees"). The Purchaser shall take all such reasonable actions as are necessary to allow the Transferred Employees, as of the Closing Date and to the extent such employees are eligible, to participate in the benefit programs of the Purchaser, and shall use reasonable efforts to ensure that such benefit plans are substantially similar to those of the Seller.



                                  ARTICLE III



                           ASSUMPTION OF LIABILITIES



     SECTION 3.01 Assumed Liabilities; Manner of Assumption of Accrued Taxes and Accrued Payphone Compensation. In addition to the payment of the Purchase Price, the Purchaser shall, subject to the provisions hereof, assume at the Closing the Assumed Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, the Purchaser is assuming only the Assumed Liabilities and is not assuming the Excluded Liabilities including any other liability or obligation of Seller (or any predecessor of Seller or any prior owner of all or part of its businesses and assets) of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of Seller. The parties hereto acknowledge and agree that any Assumed Liabilities constituting accrued taxes payable and accrued Payphone Compensation shall remain primarily obligations of the Seller subject to reimbursement, or payment on the Seller's behalf, by the Purchaser upon its receipt from the Seller of evidence reasonably satisfactory to the Purchaser that such amounts are required to be paid (i.e., the Purchaser shall not, without limitation, be required to file any tax returns or be named a party to any litigation or other proceedings).



     SECTION 3.02 Bill of Sale. On the Closing Date, the Purchaser shall execute and deliver to the Seller the Bill of Sale.



                                   ARTICLE IV



                  REPRESENTATIONS AND WARRANTIES OF THE PARENT



     The Parent represents and warrants to the Purchaser as of the date hereof and as of the Closing Date as follows:



     SECTION 4.01 Ownership and Title to the Shares. The Parent is the record and beneficial owner of 100% of the shares of the Common Stock (as defined below) and has good and valid title in and to such securities.



     SECTION 4.02 Corporate Organization; Subsidiaries. The Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and, except as set forth on Schedule 4.02 (which exceptions shall remain indemnifiable obligations of the Parent), is qualified or licensed to do business and is in good standing in each jurisdiction in which the failure to be so qualified or licensed, in the aggregate, would have a Company Material Adverse Effect (as defined below). True and correct copies of the Certificate of Incorporation and the Bylaws of the Parent have been delivered or made available to the Purchaser.



     SECTION 4.03 Authority Relative to Agreement. The Parent has the full power and authority to execute this Agreement and the other transactions contemplated on its part hereby. The Parent has taken, or prior to the Closing will have taken, all steps (including obtaining any necessary shareholder action) that may be necessary to duly authorize the execution and delivery by the Parent of this Agreement and the consummation of the transactions contemplated on its part hereby, and no other action on the part of the Parent (other than the obtaining of shareholder approval, which shall be sought prior to Closing) is necessary to authorize the execution and delivery of this Agreement by the Parent or the consummation of the transactions contemplated on its part hereby. This Agreement has been duly executed and delivered by the Parent, and constitutes a legal, valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles. Each other agreement to be executed in connection with this Agreement by the Parent on or prior to the Closing Date will be duly executed and delivered by the Parent and will constitute a legal, valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.



     SECTION 4.04 No Violations or Consents. The execution, delivery and performance of this Agreement by the Parent and the consummation of the transactions contemplated hereby will not (i) materially violate, conflict with or result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of the Parent pursuant to any provision of any contract to which the Parent is bound, or (ii) materially violate or conflict with any law, rule, regulation, permit, ordinance or regulation applicable to the Parent or by which any property or asset of the Parent is bound or affected.



     SECTION 4.05 Proxy Statement; Other Information. The information supplied or to be supplied in writing by the Parent specifically for inclusion in the proxy materials relating to the Asset Sale which shall constitute part of the joint proxy statement and prospectus in connection with the stockholders meeting for the Parent and Waxs (such proxy statement and prospectus, as amended or supplemented, the "Parent Proxy Statement") and any other documents to be filed with the Securities and Exchange Commission (the "SEC") or any other regulatory agency in connection with the transactions contemplated hereby will, at the respective times such documents are filed, or, as applicable, declared effective, and on the effective time, and, with respect to the Parent Proxy Statement, when first published, sent or given to stockholders of the Parent, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein relating to the Asset Sale not misleading or, in the case of the Parent Proxy Statement or any amendment thereof or supplement thereto, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting relating to the Asset Sale.



                                   ARTICLE V



          REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE PARENT



     The Company and the Parent jointly and severally represent and warrant to the Purchaser as of the date hereof and as of the Closing Date as follows:



     SECTION 5.01 Corporate Organization; Subsidiaries.



          (a) Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is qualified or licensed to do business and is in good standing in each jurisdiction in which the failure to be so qualified or licensed, in the aggregate, would have a material adverse effect on the financial condition, results of operations, business or properties of the Company and its Subsidiaries (as defined below), taken as a whole (a "Company Material Adverse Effect"). True and correct copies of the Certificate of Incorporation and the Bylaws of the Company and each Subsidiary have been delivered or made available to the Purchaser.

          (b) Subsidiaries. Schedule 5.01(b) contains a true and complete list of all of the Subsidiaries, listing the name and jurisdiction of incorporation or organization of each such Subsidiary. Except as set forth on Schedule 5.01(b), each Subsidiary is a corporation duly organized and validly existing and in good standing under the laws of its respective jurisdiction of incorporation, has the corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by such Subsidiary and to carry on its business as now being conducted by such Subsidiary, is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction set forth on
     Schedule 5.01(b), which are all of the jurisdictions in which the failure so to qualify would have a Company Material Adverse Effect. The Company owns the requisite amount of the issued and outstanding capital stock of each Subsidiary, free and clear of any and all Encumbrances except as set forth on Schedule 5.01(b), necessary to cause the transfer by the Subsidiaries to the Purchaser of any Assets held by them without the consent of any third party, except as set forth on Schedule 5.05. The Company does not own, directly or indirectly, any stock, partnership interest, joint venture interest or other security, investment or interest in any other corporation, organization or entity, other than the Subsidiaries.



     SECTION 5.02 Capital Stock. As of the date hereof, the authorized capital stock of the Company" consists in its entirety of 1,000 shares of common stock, par value $.001 per share (the "Common Stock") of which 1,000 shares are issued and outstanding. Except as set forth in this Section 5.02, there are no voting trusts or other outstanding securities of the Company entitled to vote on the Asset Sale.



     SECTION 5.03 Reserved.



     SECTION 5.04 Authority Relative to Agreement. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the Asset Sale and the other transactions contemplated on its part hereby. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated on its part hereby have been duly authorized by its Board of Directors and the Parent, as the sole stockholder of the Company, such authorization being in compliance with the provisions of
Section 909 of the Business Corporation Law, and no other corporate proceeding on the part of the Company or, except for the stockholder vote of the Parent, the Parent is necessary to authorize the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated on its part hereby. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles. Each other agreement to be executed in connection with this Agreement by the Company on or prior to the Closing Date will be duly executed and delivered by the Company, and will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles.



     SECTION 5.05 No Violations or Consents. Except as set forth on Schedule 5.05, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not (i) violate or conflict with any provision of any charter or bylaws of the Company or any Subsidiary, (ii) require the consent, waiver, approval, license or authorization of or any filing by the Company or any Subsidiary with any third party or public authority (other than (a) the filing of a pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), (b) in connection with or in compliance with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Communications Act of 1934, as amended (the "Communications Act") and the rules and regulations arising thereunder, the Business Corporation Law or the "public utilities" laws of various states, (iii) violate, conflict with or result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of the Company or any Subsidiary pursuant to any provision of any Material Contract (as defined below), lien, order, judgment or decree to which any such party is subject or by which the Company or any Subsidiary or any of their property or assets is bound, or (iv) violate or conflict with any law, rule, regulation, permit, ordinance or regulation applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected except, in each of the instances set forth in items (i) through (iv) above, where failure to give such notice, make such filings, or obtain such authorizations, consents or approvals, or where such violations, conflicts, breaches or defaults, in the aggregate, would not have a Company Material Adverse Effect.



     SECTION 5.06 Governmental Authorizations and Regulations.  Set forth on
Schedule 5.06 is a true and complete list of all material governmental licenses, franchises, permits and other authorizations, including without limitation any and all licenses issued to the Company or any Subsidiary by the United States Federal Communications Commission (the "FCC"), by state public utilities commissions and by all applicable foreign telecommunications regulatory entities (the "Foreign Agencies") ("Company Permits") held by the Company and the Subsidiaries. Such Company Permits are all governmental licenses, franchises, permits and other authorizations necessary to the conduct of the business of the Company and the Subsidiaries as presently conducted. Such Company Permits are valid and in full force and effect and the Company knows of no threatened suspension, cancellation or invalidation of any such Company Permit. Except as set forth on Schedule 5.06, the Company has not received notice from any of the FCC, any state public utilities commissions or any Foreign Agencies of any complaint filed therewith concerning the Company, its operations or services and, to the best knowledge of the Company and the Parent, there is no reasonable basis for the filing of any such complaint. Neither the Company nor any Subsidiary is in conflict with, or is in default or violation of, any tariffs, law, rule, regulation, order, judgment, Company Permit, ordinance, regulation or decree applicable to the Company or any Subsidiary or by which any property or asset of either of them is bound or affected, except where such conflicts, defaults or violations, in the aggregate, would not have a Company Material Adverse Effect.



     SECTION 5.07 Litigation. Except as set forth on Schedule 5.07 hereto, there are no actions, proceedings, claims, complaints, grievances, unfair labor practice complaints or investigations (collectively, "Actions") pending or, to the best knowledge of the Company and the Parent, threatened against the Company or the Parent or any of the assets or properties of the Company before any court or governmental or regulatory authority or body or arbitrator, which, if such Action were determined adversely to the Company, would have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending or, to the best knowledge of the Company and the Parent, threatened against the Company or the Parent challenging the validity or propriety of the transactions contemplated by this Agreement. Except as set forth on Schedule 5.07 (which exceptions will not result in a Company Material Adverse Effect), none of the assets, property or other rights of the Company or any Subsidiaries thereof is subject to any order, judgment, injunction, writ or decree, which would have, individually or in the aggregate, a Company Material Adverse Effect.



     SECTION 5.08 Financial Statements and Reports; Material Liabilities; Projections.



          (a) Financial Statements and Reports. The Company's audited balance sheets and its audited statements of operations, stockholder's equity and cash flows as of and for the fiscal years ended March 31, 1998 and December 31, 1999 (the "Audited Financials"), as well as the Company's unaudited balance sheet and unaudited statements of operations (the "March Statement of Operations"), as of and for the quarter ended March 31, 2000 (collectively with the Audited Financials, the "Company Financial Statements") were prepared from and are in accordance with the books and records of the Company and were prepared in accordance with GAAP applied on a consistent basis and (except as may be indicated therein or in the notes thereto) present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as of the dates and for the periods indicated; provided that the March Statement of Operations is subject to normal year-end adjustments and lacks footnotes and other presentations.

          (b) Material Liabilities. Except as set forth on the Balance Sheet or disclosed in the notes thereto, the Company has no material liabilities or obligations (whether fixed, accrued, contingent or otherwise, but not including the Excluded Liabilities) that are not fully reflected or provided for on, or disclosed in the notes to, the Company Financial Statements, except for (i) liabilities in the ordinary course of business that could not be reasonably expected to have a Company Material Adverse Effect or (ii) liabilities incurred in the ordinary course of business that are not required by GAAP to be reflected thereon and which, individually and in the aggregate, are not material.



     SECTION 5.09 Absence of Certain Changes.  Except as set forth on Schedule
5.09 or as otherwise expressly permitted under this Agreement, since December 31, 1999, the Company has conducted its business in the ordinary course and there has not been any:



          (a) material adverse change in the financial condition, assets, liabilities, business or results of operations of the Company or any Subsidiary;



          (b) addition to or modification of employee benefits plans, arrangements or practices, other than in the ordinary course of business;



          (c) sale, assignment or transfer of any of the material assets of the Company or any Subsidiary, other than in the ordinary course of business, consistent with past practice;



          (d) cancellation of any indebtedness owed to the Company in an aggregate amount greater than Seventy-five Thousand Dollars ($75,000), or waiver of any rights of similar value to the Company relating to any of its business activities or properties, other than in the ordinary course of business;



          (e) material amendment, cancellation or termination of any Material Contract, other than in the ordinary course of business, consistent with past practice;



          (f) any material breach of, or default under, any Material Contract by the Company or any Subsidiary;



          (g) change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or results of operations;



          (h) material revaluation by the Company or any Subsidiary of its assets, including without limitation, any material write-offs, material increases in any reserves or any material write-up of the value of inventory, property, equipment or any other asset;



          (i) material damage, destruction or loss (if not covered by insurance) affecting any office or other facility maintained by the Company or any other material asset of the Company and resulting in a loss in an aggregate amount in excess of One Hundred Thousand Dollars ($100,000);



          (j) Encumbrance with respect to any assets of the Company or any Subsidiary, except Permitted Encumbrances;



          (k) declaration, setting aside or payment of any dividend or other distribution or payment (whether in cash, stock or property) with respect to any shares of Common Stock, or any redemption, purchase or other acquisition of any of such shares, or any other payment to the stockholders of the Company with respect to the shares of Common Stock held thereby other than intercompany payments in the ordinary course of business consistent with past practices;



          (l) issuance by the Company of, or commitment by it to issue, any shares of Common Stock or other equity securities or any securities convertible into or exchangeable or exercisable for shares of the Common Stock or other equity securities;



          (m) indebtedness for borrowed money incurred by the Company or any Subsidiary or any commitment to incur indebtedness for borrowed money entered into by the Company or any Subsidiary, or any loans made or agreed to be made by the Company, including without limitation, any loans made to any of the Company's executive officers;

          (n) incurrence of other liabilities by the Company or any Subsidiary involving an aggregate amount in excess of One Hundred Fifty Thousand Dollars ($150,000) or more, except in the ordinary course of business, or any material increase or change in any assumptions underlying, or methods of calculating, any bad debt, contingency or other reserves;



          (o) payment, discharge or satisfaction of any liabilities other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reserved against in the Financial Statements or of liabilities incurred in the ordinary course of business, consistent with past practice, since such date or of other liabilities involving Fifty Thousand Dollars ($50,000) or less individually and One Hundred Fifty Thousand Dollars ($150,000) or less in the aggregate;



          (p) increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any officer or employee or any severance or termination pay, except for increases in the ordinary course of business, consistent with past practice or as required by law or any existing agreement;



          (q) granting of any bonus, incentive compensation, service, award or other like benefit to any officer or employee except in accordance with plans or arrangements disclosed on Schedule 5.11; or



          (r) other event or condition of any character which in any one case or in the aggregate could be reasonably expected to have a Company Material Adverse Effect.



     SECTION 5.10 Benefit Plans. Except as disclosed on Schedule 5.10, the Company does not have outstanding any employment agreement with any officer or employee of the Company or any Subsidiary or any bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock bonus, stock purchase, savings, severance, salary continuation, consulting, retirement (including health and life insurance benefits provided after retirement) or pension plan (including Company Employee Benefit Plans, as defined in Section
5.11 hereof) or arrangement with or for the benefit of any officer, employee or other person, or for the benefit of any group of officers, employees or other persons that provides for payment of more than $100,000 in annual benefits. Neither the Company nor any Subsidiary has made, or entered into any agreement to make, any payment that becomes payable as a result of the consummation of the transactions contemplated by this Agreement which would be treated as an "excess parachute payment" as defined in Section 280G of the Code. There are no such agreements, plans or other arrangements entered into with or provided for any independent contractors with whom the Company or any Subsidiary has a business relationship.



     SECTION 5.11 ERISA. Set forth on Schedule 5.11 are all of the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), but without regard to whether any such plan is in fact subject to ERISA, that is sponsored, or is being maintained or contributed to, by the Company or any Subsidiary that provides for payment of more than $25,000 in annual benefits (the "Company Employee Benefit Plans"). None of the Company Employee Benefit Plans are "multiemployer plans" as defined in Section 3(37) of ERISA. The Company has furnished or made available or will promptly after the date hereof make available to the Purchaser (a) a true and complete copy of the plan document and summary plan description for each Company Employee Benefit Plan, (b) a true and complete copy of the most recently filed Form 5500 (including the related schedules) with respect to each Company Employee Benefit Plan for which such form is required to be filed, (c) a true and complete copy of any trust agreement, insurance contract or other agreement or arrangement serving as a source of funding any benefits payable under any Company Employee Benefit Plan, and (d) the most recently issued financial statement and actuarial report, if any, for each Company Employee Benefit Plan. No "prohibited transactions" (as such term is defined in Section 4975 of the Code, or in Part 4 of Subtitle B of Title I of ERISA) have occurred with respect to any Company Employee Benefit Plan that could result in the imposition of taxes or penalties that, in the aggregate, would have a Company Material Adverse Effect. With respect to each of the Company Employee Benefit Plans that is intended to qualify for favorable income tax treatment under Section 401(a) of the Code,

(i) the Internal Revenue Service ("IRS") has issued a favorable determination letter with respect to such plan; (ii) except as set forth on Schedule 5.11, the Company has furnished the Purchaser with a copy of the determination letter most recently issued by the IRS with respect to such plan and the application filed with the IRS for such determination letter; and (iii) to the best knowledge of the Company, no event has occurred from the date of each such favorable determination letter that would adversely affect the tax-qualified status of the plan in question. Each Company Employee Benefit Plan has been administered in compliance with the applicable requirements of ERISA and the Code, and in compliance with all other applicable provisions of law, except for such noncompliance, if any, that, in the aggregate, would not have a Company Material Adverse Effect. With respect to each Company Employee Benefit Plan, neither the Company nor any Subsidiary has incurred liabilities which, in the aggregate, could have a Company Material Adverse Effect as a result of the violation of or the failure to comply with any applicable provision of ERISA, the Code, any other applicable provision of law, or any provision of such plan. None of the Company Employee Benefit Plans which is an "employee pension benefit plan", as that term is defined in Section 3(2) of ERISA (a "Company Employee Pension Benefit Plan"), has incurred an "accumulated funding deficiency," within the meaning of Section 3(2) of ERISA or Section 412 of the Code. Neither the Company nor any Subsidiary has failed to make any contribution to, or to make any payment under, any Company Employee Benefit Plan that it was required to make pursuant to the terms of the plan or pursuant to applicable law in any amount which, in the aggregate, could have a Company Material Adverse Effect. To the best knowledge of the Company, no "reportable events," with respect to which a notice must be filed with the Pension Benefit Guaranty Corporation ("PBGC"), has occurred with respect to any Company Employee Pension Benefit Plan subject to Title IV of the ERISA. No proceedings by the PBGC to terminate an y Company Employee Pension Benefit Plan pursuant to Subtitle C of Title IV of ERISA have to the best of the Company's knowledge, been instituted or threatened. Except for any liabilities in an amount which, in the aggregate, would not have a Company Material Adverse Effect, neither the Company nor any Subsidiary (1) has incurred any liability to the PBGC in connection with any Company Employee Pension Benefit Plan, including any liability under Section 4069 of ERISA and any penalty imposed under Section 4071 of ERISA, (2) has terminated any Company Employee Pension Benefit Plan, or ceased operations at any facility or withdrawn from any Company Employee Pension Benefit Plan, in a manner that could subject it to liability or any liens under Section 4062, 4063, 4064 or 4068 of ERISA or
(3) has any knowledge as to the existence of any state of facts, or as to the occurrence of any transactions, that might reasonably be anticipated to result in any liability of the Company or any Subsidiary to the PBGC under any other provision of Title IV of ERISA. There is no pending or, to the best knowledge of the Company, threatened legal action, proceeding or investigation against or involving any Company Employee Benefit Plan which could result in liabilities to the Plan, the Company or any Subsidiary. Except as disclosed on Schedule 5.11, the present value of accrued benefits of each Company Employee Benefit Plan that is a defined benefit plan as defined in Section 3(35) of ERISA does not exceed the value of the assets of such plan available to pay such benefits by an amount that, in the aggregate for all such plans, could have a Company Material Adverse Effect. All representations made by the Company in this Section 5.11 are likewise true with respect to each Subsidiary.



     SECTION 5.12 Environmental Matters. "Company Real Properties" shall mean all real property now or previously owned, operated or leased by the Company, any Subsidiary or any predecessor-in-interest. Except as set forth on Schedule 5.12: (i) the Company, each of the Subsidiaries, and to the best of the Company's knowledge, each of the Company Real Properties is in compliance with, and has no liability under any federal, state, or local law, statute, rule or regulation, or the common law governing or relating to the environment or to occupational health and safety ("Environmental Law"), (ii) none of the Company, any Subsidiary or any of the Company Real Properties has been alleged in writing by any governmental agency or third party to be in violation of, to be liable under, or to be subject to any administrative or judicial proceeding pursuant to, any Environmental Law, and (iii) there are no facts or circumstances which could reasonably form the basis for the assertion of any claims against the Company or any Subsidiary relating to environmental matters, except, in any such case, where the failure to comply or such liability could not be reasonably expected to have a Company Material Adverse Effect.

     SECTION 5.13 Real Estate Leases. Schedule 5.13 sets forth a complete and accurate list, copies of which have been delivered to the Purchaser, of (i) all leases and subleases under which the Company or any Subsidiary is lessor or lessee of any real property, together with all amendments, supplements, nondisturbance agreements and other agreements pertaining thereto; (ii) all material options held by the Company or any Subsidiary or contractual obligations on the part of the Company or any Subsidiary to purchase or acquire any interest in real property; and (iii) all options granted by the Company or any Subsidiary or contractual obligations on the part of the Company or any Subsidiary to sell or dispose of any material interest in real property in each such instance in items (i) through (iii) above, which provides for a payment of more than $25,000. Such leases, subleases and other agreements are in full force and constitute binding obligations of the Company and, to the best of its knowledge, the other parties thereto, and (i) there are no defaults thereunder by the Company or any Subsidiary or, to the best of Company's knowledge, by any other party thereto and (ii) no event has occurred which (with notice, lapse of time or both or occurrence of any other event) would constitute a default by the Company or any Subsidiary or, to the best of the Company's knowledge, by any other party thereto, except, in either such instance, for defaults or events that could not be reasonably expected to have a Company Material Adverse Effect. The Company or a Subsidiary has good, valid and insurable leasehold title to all such leased property, free and clear of all Encumbrances, except for Permitted Encumbrances.



     SECTION 5.14 Title to Properties; Absence of Liens and Encumbrances. None of the Company or any of its Subsidiaries owns any real property. Except for leased assets, the Company and the Subsidiaries have good and insurable title to all of their material tangible personal property used in their businesses, including, without limitation, those reflected in the Balance Sheet (other than assets disposed of in the ordinary course of business since December 31, 1999) or other imperfections of title, if any, as would not, in the aggregate, have a Company Material Adverse Effect on the operation of the business of the Company or any Subsidiary, and except as reflected or disclosed in the Balance Sheet, or on Schedule 5.14. On the Closing Date the Seller shall transfer to the Purchaser the Assets free and clear of all Encumbrances, except Permitted Encumbrances.



     SECTION 5.15 Tax Matters. Except as set forth on Schedule 5.15, the Company has paid, or the Balance Sheet contains adequate provision for, all Company Taxes for the Company taxable period ended on the date of the Balance Sheet and all fiscal periods of the Company prior thereto. Company Taxes paid and/or incurred from the date of the Balance Sheet until the Closing Date will include only Company Taxes incurred in the ordinary course of business determined in the same manner as in the taxable period ending on the date of the Balance Sheet. Except as disclosed on Schedule 5.15, the Company and each of its Subsidiaries have timely filed all income tax, excise tax, sales tax, use tax, gross receipts tax, franchise tax, employment and payroll related tax, property tax, and all other tax returns which the Company and/or each Subsidiary (as the case may be) are required to file ("Tax Returns"), and have paid or provided for all the amounts shown to be due thereon. Except as set forth on Schedule 5.15,
(i) neither the Company nor any Subsidiary has filed or entered into, or is otherwise bound by, any election, consent or extension agreement that extends any applicable statute of limitations with respect to taxable periods of the Company, (ii) the Company is not a party to any contractual obligation requiring the indemnification or reimbursement of any person with respect to the payment of any Tax, (iii) no claim has ever been made or threatened by an authority in a jurisdiction where the Company or any Subsidiary do not file Tax Returns that they are or may be subject to taxes by that jurisdiction, (iv) no issues have been raised by the relevant taxing authorities on audit that are of a recurring nature and that would have an effect upon the Taxes of the Company or any Subsidiary. Except as set forth on Schedule 5.15, to the best of the Company's and each Subsidiary's knowledge, no action or proceeding is pending or threatened by any governmental authority for any audit, examination, deficiency, assessment or collection from the Company or any Subsidiary of any Company Taxes, no unresolved claim for any deficiency, assessment or collection of any Company Taxes has been asserted against the Company or any Subsidiary, and all resolved assessments of Company Taxes have been paid or are reflected in the Balance Sheet.



     SECTION 5.16 Proprietary Property. Schedule 5.16 contains a complete and accurate list of all material Proprietary Property. To the Company's knowledge, none of the Company or the Subsidiaries has infringed or is now infringing on any Proprietary Property belonging to any other person, firm or corporation. The Company and the Subsidiaries own or hold adequate licenses or other rights to use all Proprietary Property necessary for them to conduct their respective businesses as they are being conducted, including without limitation, all such rights relating to all software and related Proprietary Property used in and necessary for the operation of the Company's debit card platform and the Company's billing system relating to its 1010XXX program, except where the failure to hold such rights could not be reasonably expected to result in a Company Material Adverse Effect. Except as disclosed on Schedule 5.16, none of the Company or the Subsidiaries has granted any licenses with respect to any of their respective Proprietary Property. None of the Company or the Subsidiaries has received any notice of, nor does the Company have any knowledge with respect to, any claim of infringement or other conflict or claimed conflict with respect to the rights of others to the use of the corporate name of the Company or any Subsidiary or any of their Proprietary Property, except such conflicts or claimed conflicts which, in the aggregate, would not result in a Company Material Adverse Effect. No Proprietary Property is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or any Subsidiary or restricting the licensing thereof by the Company or any Subsidiary to any Person. Except as set forth on Schedule 5.16, neither the Company nor any Subsidiary has entered into any agreement to indemnify any other party against any charge of infringement of any patent, trademark, service mark or copyright. Except as set forth on
Schedule 5.16, no Proprietary Property contains any restriction regarding its use over the internet or with respect to VOIP activities.



     SECTION 5.17 Labor Matters. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement with respect to any of their employees. None of the employees of the Company or any Subsidiary are represented by any labor union and, as of the date hereof, neither the Company nor any Subsidiary has any knowledge of any union organizational efforts involving the Company's employees during the past five years. Except as set forth on Schedule 5.17, neither the Company nor any Subsidiary has received written notice of any claim, or has knowledge of any facts which are likely to give rise to any claim, that they have not complied in any material respect with any laws relating to the employment of labor, including, without limitation, any provisions thereof relating to wages, hours, collective bargaining, the payment of social security and similar taxes, equal employment opportunity, employment discrimination or employment safety.



     SECTION 5.18 Insurance. Schedule 5.18 lists, as of the date of this Agreement, all material policies of fire, products liability, general liability, vehicle, worker's compensation, directors' and officers' liability, title and other insurance owned or held by or covering the Company or any Subsidiary or any of their property or assets which are material to the business of the Company and any Subsidiary, taken as a whole. As of the date hereof, all of such policies are in full force and effect, except as to matters or defaults which, in the aggregate, would not have a Company Material Adverse Effect, and no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced or cannot be replaced on substantially similar terms prior to the date of such cancellation or termination.



     SECTION 5.19 Material Contracts. Schedule 5.19 lists, as of the date of this Agreement, the following contracts or agreements to which the Company or a Subsidiary is a party or is bound (collectively, the "Material Contracts"), (i) all contracts or other agreements, whether or not made in the ordinary course of business, which are material to the business of the Company and the Subsidiaries taken as a whole; (ii) all contracts in the nature of mortgages, indentures, promissory notes, loan or credit agreements or similar instruments under which the Company and the Subsidiaries have borrowed or may borrow at least $1,000,000; (iii) any personal property lease providing for annual rentals of $500,000 or more; (iv) any agreement with a term of at least one year for the purchase of materials, supplies, goods, services, equipment or other assets providing for either annual payments by the Company and the Subsidiaries of $500,000 or more or aggregate payments by the Company and the Subsidiaries of $1,000,000 or more; (v) any sales, distribution or other similar agreement with a term of at least six months, providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for (A) annual payments to the Company and the Subsidiaries of

$200,000 or more and (B) does not by its terms permit the Company or any Subsidiary to pass any increase in the costs of such materials, supplies, goods, services, equipment or other assets on to the counterpart thereto; (vi) any material partnership, joint venture or other similar agreement or arrangement;
(vii) any material agreement relating to the acquisition or disposition of any business (whether by cash sale, sale of stock, sale of assets or otherwise);
(viii) any and all carrier services agreements, operating agreements and agreements with vendors; (ix) any material option, license, franchise or similar agreement; (x) any material agency, dealer, sales representative, marketing or other similar agreement; (xi) any agreement that limits the freedom of the Company or any Subsidiary to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Company or any Subsidiary after the Closing Date; (xii) all agreements with qualified independent distributors; (xiii) any agreement with any person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Company. Except as set forth on Schedule 5.19, each of the Material Contracts is valid and binding and in full force and effect, enforceable by the Company in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting the enforcement of creditors' rights generally or by general equitable principles. Except as set forth on Schedule 5.19, none of the Company or any of the Subsidiaries or, to the best knowledge of the Parent and the Company, any other party thereto, is in default in any respect, and no event has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default of the Company or any Subsidiary or, to the knowledge of the Company, any third party, under any of the Material Contracts, except such defaults which, in the aggregate, would not result in a Company Material Adverse Effect, and all accounts payable with respect to the Material Contracts and any material suppliers and vendors of the Company and its Subsidiaries that do not also materially apply to or service the Parent are current and have been and are being paid per the terms of such contracts or agreements, excluding all amounts being disputed in good faith (which disputed amounts, for the avoidance of doubt, shall remain obligations of the Seller and the Parent). True and complete copies of each of the Material Contracts have been delivered or made available to the Purchaser.



     SECTION 5.20 Brokers. Except as set forth in Schedule 5.20, neither the Company nor any Subsidiary has paid or become obligated to pay any fee or commission to any broker, finder, investment banker or other intermediary in connection with this Agreement.



     SECTION 5.21 Transactions with Affiliated Parties. Schedule 5.21 sets forth a true and complete list and description of all transactions engaged in since the date of the Balance Sheet between the Company and any affiliate (including, without limitation, the Parent), director, officer, employee, stockholder, partner or agent of the Company, or any of their respective spouses or children, any trust of which any such person is the grantor, trustee or beneficiary, any corporation of which any such person or party is a stockholder, employee, officer or director, or any partnership or other person in which any such person or party owns an interest (all such persons, trusts, corporations and partnerships being herein referred to collectively as "Affiliated Parties" and individually as an "Affiliated Party"). No Affiliated Party is a party to any agreement, contract or commitment with the Company except as set forth in
Schedule 5.21.



     SECTION 5.22 Distributors. Schedule 5.22 hereto sets forth the Company's five (5) largest distributors for the fiscal year ended December 31, 1999 and for the fiscal quarter ended March 31, 2000.



     SECTION 5.23 Accounts Receivable. The accounts receivable of the Company set forth on the Balance Sheet, and all accounts receivable of the Company at the Closing Date which are included in the Assets will have arisen only from bona fide transactions in the ordinary course of business, are and will be valid, genuine and fully collectible (net of reserves), and the reserves provided therefor on the Balance Sheet and on the Closing Date are and will be adequate pursuant to GAAP. The services sold and delivered that gave rise to such accounts were sold and delivered in conformity in all material respects with applicable Material Contracts and, except as set forth on Schedule 5.23, as of March 31, 2000 there were no refunds, rebates, discounts or other adjustments payable with respect to any such accounts receivable other than in the normal course of business consistent with past practices.

     SECTION 5.24 Inventory. As of the date of the Balance Sheet, inventories set forth on the Balance Sheet consisted in all material respects of items of a quantity and quality saleable in the ordinary course of business net of applicable reserves. All such inventories are valued on the Balance Sheet in accordance with GAAP applied on a basis consistent with past practices.



                                   ARTICLE VI



                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER



     The Purchaser represents and warrants to the Seller as of the date hereof and as of the Closing Date as follows:



     SECTION 6.01 Organization and Good Standing. The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. As of the date hereof Counsel Corporation, an Ontario corporation, is the record and beneficial owner of 100% of the outstanding equity interests of the Purchaser and has good and valid title in such equity interest (provided that at Closing Counsel Corporation may directly or indirectly through a wholly-owned subsidiary own less than such percentage of the outstanding equity interests of the Purchaser, but in no event shall Counsel Corporation own less than a controlling direct or indirect, through a wholly-owned subsidiary, interest in the Purchaser).



     SECTION 6.02 Authority; No Conflicts. The Purchaser has the full power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by the Purchaser, pursuant hereto and to consummate the transactions contemplated hereby and thereby. All acts and other proceedings required to be taken by or on the part of the Purchaser to authorize such execution, delivery and consummation have, or by the Closing Date will have, been duly and properly taken. This Agreement has been duly executed and delivered by the Purchaser and constitutes, and such other agreements and instruments when duly executed and delivered by the Purchaser will constitute, legal, valid and binding obligations of the Purchaser enforceable against them in accordance with their respective terms. The execution and delivery by the Purchaser of this Agreement and the execution and delivery by the Purchaser of such other agreements and instruments and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (i) violate or conflict with any provision of the certificate of formation or limited liability company agreement of the Purchaser, (ii) require the consent, waiver, approval, license or authorization of or any filing by the Purchaser with any public authority, other than (a) the filing of a notification report under the HSR Act,
(b) in connection with or in compliance with the provisions of the Exchange Act, the Securities Act, the Communications Act and the rules and regulations arising thereunder, the rules and regulations of The Nasdaq Stock Market, or the "public utilities" laws of various states, all of which will be completed prior to Closing, and (c) any other filings and approvals expressly contemplated by this Agreement, (iii) violate, conflict with or result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Purchaser pursuant to any provision of any indenture, mortgage, lien, lease, agreement, instrument, order, judgment or decree to which the Purchaser is subject or by which the Purchaser or any of its property or assets is bound, or (iv) violate or conflict with any law, rule, regulation, permit, ordinance or decree applicable to the Purchaser or by which any of its property or assets is bound or affected except, in each of the instances set forth in items (i) through (iv) above, where failure to give such notice, make such filings, or obtain such authorizations, consents or approvals, or where such violations, conflicts, breaches or defaults, in the aggregate, would not have a material adverse effect on the financial condition, results of operations, business or properties of the Purchaser, taken as a whole, or the ability of the Purchaser to consummate the transactions hereunder (a "Purchaser Material Adverse Effect").



     SECTION 6.03 No Legal Proceedings. There is no action, suit, order, judgment or proceeding pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser that, individually or when aggregated with one or more other actions, suits, orders, judgments or proceedings, has or might reasonably be expected to have a material adverse effect on the Purchaser's ability to perform any of its obligations hereunder or under any of the other agreements and instruments to be executed and delivered by the Purchaser in connection herewith.



     SECTION 6.04 Financing. The Purchaser will have available to it sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Purchase Price on the Closing Date.



     SECTION 6.05 Brokers. Neither the Purchaser nor any affiliate of the Purchaser has paid or become obligated to pay any fee or commission to any broker, finder, investment banker or other intermediary in connection with this Agreement, except to CIBC World Markets Corp. or its affiliates.



                                  ARTICLE VII



                        FURTHER COVENANTS AND AGREEMENTS



     SECTION 7.01 Conduct of Business of the Seller. From the date hereof and prior to the Closing Date, and except as otherwise contemplated by this Agreement or with the specific prior written consent of the Purchaser, each of the Seller and the Parent jointly and severally covenants and agrees (and the Seller agrees to cause the Company and its Subsidiaries to comply) with respect to the Business of the Seller as follows:



          (a) The Seller and its Subsidiaries shall conduct the business of the Seller and such Subsidiaries in the ordinary course, consistent with past practices, and shall make no dividend payments, intercompany payments, loans, advances or other distributions, except pursuant to existing agreements set forth on the Schedules hereto or in the ordinary course consistent with past practices, without the consent of the Purchaser;



          (b) Neither the Seller nor any Subsidiary shall enter into any contract or commitment, or make any expenditures, for property, plant or equipment in excess of $1,000,000 in the aggregate with respect to the Business; provided that the Parent and the Company agree to make advertising expenditures in respect of the dial-around portion of the Business in an amount not less than (i) $2,000,000 for the fiscal quarter ending June 30, 2000 and (ii) $1,500,000 for the month of July 2000;



          (c) The Seller and each Subsidiary will continue to use its reasonable efforts, consistent with past practices, to substantially preserve the Business intact and the goodwill of customers and others having business relations with the Seller and such Subsidiaries and to keep available the employees of the Seller and the Subsidiaries for employment by the Purchaser;



          (d) The Seller and each Subsidiary will continue to maintain its real and personal properties in substantial accordance with past practices;



          (e) Neither of the Seller nor any Subsidiary will terminate or materially modify any leases, contracts, governmental licenses, permits, or other authorizations or agreements affecting the real and/or personal properties of the Business or the operation thereof or any additional lease or contract of any nature affecting such properties or the operation thereof, except in the ordinary course of business consistent with past practice;



          (f) No material debts of or claims against others held by the Seller or any Subsidiary and owing in respect of the Business shall be canceled or released and no such rights shall be waived or abandoned, except in the ordinary course of business consistent with past practice;



          (g) Neither of the Seller nor any Subsidiary will make any change in any method of accounting principles or practices with respect to the Business;



          (h) The Seller will promptly notify the Purchaser of any Company Material Adverse Change, after the date hereof and prior to the Closing Date; and

          (i) The Seller will not take, or agree to take, any action or engage, or agree to engage, in any transaction or activity which would render any representation and warranty of the Seller inaccurate in any material respect as of the Closing Date.



     SECTION 7.02 Access; Information; Confidentiality. From the date hereof to and including the Closing Date, the Seller shall afford to the officers, employees, attorneys, accountants and other authorized representatives of the Purchaser reasonable access, during normal business hours, to the offices, plants, properties, books and records of the Business of the Seller in order that the Purchaser may have the full opportunity to make such legal, financial, accounting and other reviews or investigations of the Business of the Seller and the Assets as the Purchaser shall desire to make. The Purchaser also covenants and agrees to comply with all confidentiality undertakings heretofore agreed to between the Purchaser and the Seller, its affiliates or their representatives relating to the business of the Seller or the transactions contemplated by this Agreement.



     SECTION 7.03 Consents and Conditions to Closing. From the date hereof to and including the Closing Date, each of the parties hereto agrees (i) to take all reasonable actions necessary to obtain (and to cooperate with each other in obtaining) all material consents, authorizations, orders, exemptions and approvals of any third parties, including, without limitation, from governmental bodies and other third parties and in respect of laws and regulations, Material Contracts, Company Permits and Proprietary Property, required to be obtained by it in connection with any of the transactions contemplated hereby, (ii) to take all reasonable actions necessary to comply promptly with all material legal requirements which may be imposed on or applicable to it with respect to the Closing and (iii) to promptly cooperate with and furnish information to each other in connection with any such legal and contractual requirements. Notwithstanding the foregoing, the Purchaser shall, with the cooperation of the Seller and the Parent as set forth in Section 7.06 below, use its best efforts to file (i) within 8 Business Days of the complete execution and delivery of this Agreement, the appropriate and complete documents (or, if any documents are required to be filed consecutively after receipt of certain approvals such as authority to do business within a state, promptly following receipt of such approval) necessary to obtain such authorizations, consents, certifications or other approvals necessary from the FCC and the state public utility commissions in the states of New York, California, Florida, New Jersey and Texas to operate the Business on and after the Closing Date and (ii) within 10 days (or if such 10th day is not a Business Day, by the next succeeding Business Day after such 10th day) of the complete execution and delivery of this Agreement, a notification report under the HSR Act (collectively, the "Required Regulatory Approvals"). Notwithstanding anything to the contrary contained herein, following Closing, to the extent any consents to Material Contracts not set forth on Schedule 8.05 have not yet been obtained, the Seller and the Parent shall use best efforts consistent with Section 2.02(b), and cooperate with the Purchaser, to obtain any such outstanding consents.



     SECTION 7.04 Notification of Certain Matters. The Seller and the Parent shall give prompt written notice to the Purchaser, and the Purchaser shall give prompt written notice to the Seller and the Parent, as the case may be, of (i) the occurrence, or failure to occur, of any event that would be likely to cause any representation or warranty by such notifying party contained in this Agreement to be untrue or inaccurate in any material respect at any time between or including the date of this Agreement and the Closing Date, (ii) any knowledge of or discovery by the notifying party of the inaccuracy of any representation or warranty by the non-notifying party contained in this Agreement and (iii) any failure of the non-notifying party to comply with or satisfy, in any material respect, any covenant condition or agreement to be complied with or satisfied by it under this Agreement.



     SECTION 7.05 Shareholder Support. Mr. Christopher Edgecomb, solely in his capacity as a stockholder of the Parent, shall vote his shares in the Parent in favor of the Asset Sale and all of the transactions contemplated hereby.



     SECTION 7.06 Use of Name; Change of Name. On the Closing Date, the Seller shall, and hereby agrees to, unconditionally, irrevocably and in perpetuity, relinquish to the Purchaser all rights to, and cease the use of, the names "PT-1", "PT-1 Communications Inc.", "PT-1 Long Distance" and any and all derivative forms thereof. Promptly after the execution and delivery of this Agreement the Seller and the Parent shall execute and deliver to the Purchaser such consents necessary for the Purchaser to form operating subsidiaries having names with the term "PT-1" included therein and to enable the Purchaser to make its filings in respect of the Required Regulatory Approvals in such names (provided that, for the avoidance of doubt, the Seller shall not be obligated to cease its use of such names as provided in the immediately preceding sentence until Closing).



     SECTION 7.07 Proxy Statement and Special Meeting of the Parent. The Parent and Waxs are preparing the Parent Proxy Statement in connection with the Parent Merger and the Asset Sale. In connection with the execution of this Agreement, the Parent shall, if required, as expeditiously as possible, prepare and file with the SEC an amendment to the Parent Proxy Statement and all other filings relating to the special meeting as required by the Exchange Act and the rules and regulations of the SEC promulgated thereunder and, in that regard, the Purchaser will provide all necessary assistance as may be requested by the Parent with respect to such filing. The Parent will notify the Purchaser promptly of the receipt of any comments from the SEC or its staff relating to the Asset Sale and of any request by the SEC or its staff for amendments or supplements to the Parent Proxy Statement relating to the Asset Sale or for additional information in respect thereof, and will supply the Purchaser and its legal counsel with copies of all correspondence between the Parent or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Parent Proxy Statement which relate to the Asset Sale.



     SECTION 7.08 Transaction Proposals. None of the Parent, the Seller or their respective affiliates, officers, directors, employees or other agents shall (i) directly or indirectly, solicit, discuss or encourage the making of any inquiry, offer or proposal which constitutes or is reasonably likely to lead to any Transaction Proposal (as defined below); or (ii) accept or entertain an offer by any person, other than the Purchaser, or enter into discussions with, or provide information to any person, other than the Purchaser, concerning any Transaction Proposal. Each of the Parent and the Seller agrees that it will promptly notify the Purchaser after receipt of any Transaction Proposal of the material terms thereof and any ongoing developments with respect thereto. For purposes of this Agreement, "Transaction Proposal" shall mean any proposal or offer to acquire an equity interest in, or a substantial portion of, the Company, the Business or the Assets, whether by merger, sale of equity interests, asset purchase or other transaction, other than pursuant to the transactions contemplated by this Agreement. The Seller and the Parent shall, and shall cause the Parent's and the Company's and each Subsidiary's directors, officers, employees, financial advisors and other agents or representatives to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any persons heretofore conducted with respect to any Transaction Proposal.



     SECTION 7.09 Right of First Refusal. The Parent shall make reasonable efforts to facilitate conversations and meetings between the Purchaser and Waxs with a view to securing for the Purchaser a right of first refusal for the purchase of any business competitive with the Business that is owned and offered for sale by Waxs at any time after the Closing Date.



     SECTION 7.10 Satellite Offices. The Seller and the Parent shall take all steps necessary to close the Satellite Offices prior to Closing (or as soon as reasonably practicable thereafter) without any liability to the Purchaser or any adverse effect on the Assets.



     SECTION 7.11 New York Pool Agreement. The Seller and the Parent shall before and after Closing continue to perform any obligations under that certain agreement with the New York debit card distributors (the "New York Pool Agreement").



     SECTION 7.12 Key Executives; Non-Solicitation. The Parent and the Seller agree (i) to use reasonable commercial efforts to cause certain of the Seller's key executives identified by the Purchaser to enter into exclusive employment agreements with the Purchaser, or to agree to not, directly or indirectly, engage in any business competitive with the Business and the Purchaser for a period of 18 months following Closing, and (ii) to refrain from, and shall use reasonable commercial efforts to cause the

Seller's key executives to refrain from, directly or indirectly soliciting or hiring away any of the Purchaser's or its affiliates employees for a period of three years following the Closing.



     SECTION 7.13 Retention Bonuses. The Parent agrees to pay a retention bonus to Sidney Huang in the amount of $154,000 and Srdjan Strbanovic in the amount of $216,000 prior to Closing; provided, however, that the Parent shall not be obligated to make any such payment unless and until the individual entitled to such payment has entered into an employment agreement with the Purchaser.



     SECTION 7.14 Equipment Lease. The Purchaser agrees that it shall be solely responsible for obtaining any consent required under that certain telecommunications equipment capital lease among Chase Equipment Leasing the Seller and the other parties thereto, dated February 20, 1998, with respect to Nortel DMS 250 switch equipment in Flushing, New York and Jersey City, New Jersey.



     SECTION 7.15 Management Services. Subject to obtaining any necessary regulatory or third party consents and to the extent permitted under applicable law, the Purchaser, on the one hand, and the Seller and the Parent, on the other hand, intend to enter into a management agreement pursuant to which the Purchaser will provide, under the supervision and direction of the Parent's board of directors, certain management services to the Parent and the Seller. Neither party shall have any obligation under this Section 7.15 until the execution and delivery of, and the provision of the foregoing services shall be subject to the negotiation, execution and delivery of, a definitive agreement satisfactory to each of the Purchaser and the Parent in its sole discretion.



                                  ARTICLE VIII



            CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASER



     All obligations of the Purchaser to effect the Closing hereunder are, at the option of the Purchaser, subject to the conditions precedent that, at the
Closing:



     SECTION 8.01 Performance by the Seller and Parent. All the terms, covenants, agreements and conditions of this Agreement to be complied with and performed by the Seller and the Parent on or before the Closing shall have been complied with and performed in all material respects.



     SECTION 8.02 Representations and Warranties. The representations and warranties made by the Seller and the Parent in this Agreement shall have been true and correct in all material respects at the date hereof and as of the Closing with the same force and effect as though all such representations and warranties had been made as of the Closing.



     SECTION 8.03 No Injunctions. There shall not be any pending or seriously threatened injunction or restraining order issued by a court of competent jurisdiction against the consummation of the sale and purchase of the Assets pursuant to this Agreement.



     SECTION 8.04 Officer's Certificate. The Purchaser shall have received from the Seller and Parent, in form and substance reasonably satisfactory to the Purchaser and its counsel, certificates, dated the Closing Date, of the CEO or the President of the Seller and the Parent, as to the satisfaction of the conditions set forth in Sections 8.01 and 8.02.



     SECTION 8.05 Instruments of Transfer; Third Party Consents. The Purchaser shall have received from the Seller and the Parent (i) an executed copy of the Escrow Agreement, (ii) the appropriate instruments of transfer required pursuant to Section 2.02, including but not limited to the Bill of Sale and (iii) any third party consents required to transfer to the Purchaser all rights and benefits under the Material Contracts and Proprietary Property set forth on
Schedule 8.05; provided, however, that this clause (iii) shall not apply to any such third party consents that are unable to be obtained solely and demonstrably due to the condition, financial or otherwise, of the Purchaser (provided that the Seller and the Parent shall remain obligated under Section 2.02(b) with respect to any such consents that are not obtained by Closing).

     SECTION 8.06 Services Agreements.



     (a) Network Services Agreement. The Parent and the Purchaser shall enter into a Shared Network Services Agreement in a form mutually agreed among the parties.



     (b) Switch Partition Services Agreement. The Parent and the Purchaser shall enter into a Switch Partition Services Agreement mutually agreed between the parties pursuant to which the Parent shall provide the Purchaser a $5,000,000 credit over five (5) years (or, if necessary to allow the Purchaser to utilize the entire amount of such credit, for successive one-year terms thereafter) for the Parent's standard switch partition services at the Parent's best available rate as of the date of this Agreement. The Purchaser shall not be entitled to a rebate for any unused portion of such credit.



     SECTION 8.07 Consents. All applicable waiting periods, and any extensions thereof under the HSR Act shall have expired or otherwise been terminated, and the Purchaser and the Seller shall have received the Required Regulatory Approvals; provided, however, that this provision shall not be available to any party whose failure to fulfill its obligations under Section 7.03 or this
Section 8.07 or whose condition, financial or otherwise, or whose act or omission, or other failure for any reason to satisfy any requirements necessary to obtain such approvals shall have been the primary cause of, or shall have primarily resulted in, such failure.



     SECTION 8.08 Approval. The Asset Sale contemplated hereby shall have been approved and adopted by the requisite vote of the holders of the common stock of the Parent.



     SECTION 8.09 Accounts Receivable. The Purchaser shall have received written evidence from the distributors under the New York Pool Agreement and TSI, satisfactory to the Purchaser in its sole discretion, that the accounts receivable set forth on the Balance Sheet and the March Statement of Operations are accurate, valid, genuine and fully-collectible (net of reserves set forth on such financial statements).



     SECTION 8.10 Estimated Closing Statement. The Purchaser shall have received from the Parent and the Seller a copy of the Estimated Closing Statement and the parties or the Independent Third Party shall have determined the amount and applicability of any Closing Reduction Amount pursuant to Section 2.03(b)(i).



     SECTION 8.11 Other Documents. The Purchaser shall have received all documents it may reasonably request relating to the existence of the Parent, the Company and each Subsidiary and the authority of each of them for this Agreement and the Asset Sale, all in form and substance reasonably satisfactory to the Purchaser.



                                   ARTICLE IX



               CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER



     All obligations of the Seller to effect the Closing hereunder are, at the option of the Seller, subject to the conditions precedent that, at the Closing:



     SECTION 9.01 Performance by the Purchaser. All the terms, covenants, agreements and conditions of this Agreement to be complied with and performed by the Purchaser on or before the Closing shall have been complied with and performed in all material respects.



     SECTION 9.02 Representations and Warranties. The representations and warranties made by the Purchaser in this Agreement shall have been true and correct in all material respects at the date hereof and as of the Closing with the same force and effect as though all such representations and warranties had been made as of the Closing.



     SECTION 9.03 No Injunctions. There shall not be any pending or seriously threatened injunction or restraining order issued by a court of competent jurisdiction against the consummation of the sale and purchase of the Assets pursuant to this Agreement.

     SECTION 9.04 Officer's Certificate. The Seller shall have received from the Purchaser, in form and substance reasonably satisfactory to the Seller and its counsel, a certificate, dated the Closing Date, of the President or any Vice President of the Purchaser, certifying as to the satisfaction of the conditions set forth in Sections 9.01 and 9.02.



     SECTION 9.05 Escrow Agreement; Bill of Sale. The Seller shall have received a duly executed copy of (i) the Escrow Agreement and (ii) the Bill of Sale referred to in Section 3.02 from the Purchaser.



     SECTION 9.06 Consents. All applicable waiting periods, and any extensions thereof under the HSR Act shall have expired or otherwise been terminated, and the Purchaser and the Seller shall have received the Required Regulatory Approvals; provided, however, that this provision shall not be available to any party whose failure to fulfill its obligations under Section 7.03 or this
Section 9.06 or whose condition, financial or otherwise, or whose act or omission, or other failure for any reason to satisfy any requirements necessary to obtain such approvals shall have been the primary cause of, or shall have primarily resulted in, such failure.



     SECTION 9.07 Approval. The Asset Sale contemplated hereby shall have been approved and adopted by the requisite vote of the holders of the common stock of the Parent.



     SECTION 9.08 Services Agreements. The Parent and the Purchaser shall enter into each of the Shared Network Services Agreement and Switch Partition Services Agreement referred to in Section 8.06 above.



     SECTION 9.09 Other Documents. The Parent shall have received all documents it may reasonably request relating to the existence of the Purchaser and the authority of the Purchaser for this Agreement and the Asset Sale, all in form and substance reasonably satisfactory to the Parent.



                                   ARTICLE X



                SURVIVAL, INDEMNIFICATION AND LIQUIDATED DAMAGES



     SECTION 10.01 Survival of Representations, Etc.; Exclusive Remedies. The representations, warranties, covenants and agreements contained in this Agreement, and in any agreements, certificates or other instruments delivered pursuant to this Agreement, shall survive the Closing and shall remain in full force and effect, but subject to all limitations and other provisions contained in this Agreement (including Section 10.06).



     SECTION 10.02 Indemnification by the Seller and the Parent. Subject to the other provisions of this Article X, Seller and the Parent hereby jointly and severally agree to indemnify and hold the Purchaser and its affiliates, officers, directors, employees, agents and representatives harmless from and against any and all claims, damages, liabilities, liens, losses or other obligations whatsoever, together with costs and expenses, including fees and disbursements of counsel and expenses of investigation (collectively, "Losses"), arising out of, based upon or caused by (i) the inaccuracy of any representation or the breach of any warranty of the Seller or the Parent contained in this Agreement, (ii) any breach or nonperformance by the Seller or the Parent of any of its covenants or agreements contained in this Agreement or in any agreement, certificate or other instrument delivered by the Seller or Parent pursuant to this Agreement (other than Christopher Edgecomb's covenant under Section 7.05 which shall remain solely his responsibility hereunder), or (iii) any Excluded Liability; provided, however, that no indemnification shall be made hereunder unless and until the amount of all claims for all Losses in the aggregate shall be equal to at least $250,000, in which case the Seller and the Parent shall indemnify the Purchaser for the full amount of such Losses, including the initial $250,000 in Losses; provided further that the aggregate amount of all Losses payable under this Section 10.02 by the Seller and the Parent shall not exceed the amount of the Purchase Price; and provided further, that no claim may be made against the Seller or the Parent for indemnification relating to the financial accounting used by the Company with respect to the two DS-3's on AC-1. The Purchaser acknowledges and agrees that the foregoing indemnification and the provisions of Section 10.06 shall be the exclusive remedy of the

Purchaser and its affiliates, officers, directors, employees, agents and representatives for any Losses under this Agreement, except in the event of fraud or willful misconduct.



     SECTION 10.03 Indemnification by the Purchaser. Subject to the other provisions of this Article X, the Purchaser hereby agrees to indemnify and hold the Seller and the Parent and their respective affiliates, officers, directors, employees, agents and representatives harmless, from and against any and all Losses arising out of, based upon or caused by (i) the inaccuracy of any representation or the breach of any warranty of the Purchaser contained in this Agreement or in any agreement, certificate or other instrument delivered by the Purchaser pursuant to this Agreement, (ii) any breach or nonperformance by the Purchaser of any of its covenants or agreements contained in this Agreement or in any agreement, certificate or other instrument delivered by the Purchaser pursuant to this Agreement, (iii) the operation of the Business or the use or ownership of the Assets after the Closing Date (other than with respect to items for which the Seller or the Parent are responsible to indemnify the Purchaser), or (iv) any of the Assumed Liabilities pursuant to Article III; provided, however, that no indemnification shall be made hereunder unless and until the amount of all claims for all Losses in the aggregate shall be at least equal to $250,000, in which case the Purchaser shall indemnify the foregoing Persons for the full amount of such Losses, including the initial $250,000 in Losses; and provided further that the aggregate amount of all Losses payable under this
Section 10.03 shall not exceed the amount of the Purchase Price. Each of the Parent and the Seller acknowledges and agrees that the foregoing indemnification shall be the exclusive remedy of the Parent and the Seller and their respective affiliates, officers, directors, employees, agents and representatives for any Losses under this Agreement, except in the event of fraud or willful misconduct.



     SECTION 10.04 Notice; Cooperation; Defense; Etc. The indemnified party agrees to give the indemnifying party prompt written notice of any action, claim, demand, discovery of fact, proceeding or suit (collectively, "Claims") for which such indemnified party intends to assert a right to indemnification under this Agreement; provided, however, that failure to give such notification after such notice is required shall not adversely affect the indemnified party's entitlement to indemnification hereunder except to the extent that the indemnifying party shall have been actually prejudiced as a result of such failure. The indemnified party shall take all reasonable or necessary steps to cooperate in the defense of such Claims, including retaining and providing to the indemnifying party all documents, records and other information that may be relevant to such Claims and making employees available to the extent reasonably requested to fully cooperate in the resolution or defense of such Claims and provide any additional information (including explanations and interpretations of any other materials or information provided) that they are able to provide with respect thereto. The indemnifying party shall have the right to participate jointly with the indemnified party in the indemnified party's defense, settlement or other disposition of any Claim at the indemnifying party's expense and, with respect to any Claim that is not likely to result in the indemnified party's becoming subject to injunctive or other similar relief, the indemnifying party shall have the sole right (but not the obligation) to defend, settle or otherwise dispose of such Claim on such terms as the indemnifying party, in its sole discretion, shall deem appropriate; provided, however, that in each case the indemnifying party shall acknowledge in writing its obligation to indemnify the indemnified party hereunder with respect to such Claim prior to exercising any right to participate in or control the defense, settlement or disposition of such Claim hereunder. The indemnifying party shall obtain the written consent of the indemnified party, which shall not be unreasonably withheld or delayed, prior to ceasing to defend any Claim if it has theretofore elected to exercise its sole right to defend, settle or otherwise dispose of such Claim.



     SECTION 10.05 Time Limitations; Recoverable Damages. Notwithstanding anything to the contrary contained herein, the obligation of each of the parties hereto to indemnify or otherwise hold harmless the other party(ies) or its (their) affiliates, officers, directors, employees, agents or representatives
(i) for any Losses arising out of, based upon or caused by the inaccuracy of any representation or the breach of any warranty (except the representations and warranties set forth in Section 5.15), and shall, except as otherwise provided in the next sentence, terminate at 11:59 p.m., New York City time, on the second anniversary of the Closing, and (ii) for any Losses arising out of, based upon or caused by the inaccuracy of any representation or the breach of any warranty set forth in Section 5.15, and shall, except as otherwise provided in the next sentence terminate on the expiration of the statue of limitations (and any extensions thereof) applicable to the Company Tax in respect of which indemnification is being sought without the assertion of a deficiency in respect thereof by the applicable governmental entity. Claims (with all relevant and necessary information and particulars to support such Claims) properly made in accordance with the provisions of this Article X on or prior to the expiration of the two year time period specified above may continue to be asserted following such two year period.



     SECTION 10.06 Injunctive Relief; Liquidated Damages. Each party acknowledges and agrees that the other parties would be irreparably damaged in the event that any of the terms of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, each party agrees that the indemnified party shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of the terms of this Agreement and to enforce specifically such terms in addition to any other remedies to which the indemnified party may be entitled, at law or in equity. Notwithstanding the foregoing, each of the Parent and the Seller hereby agrees that in the event that the Seller fails or refuses to consummate the transactions contemplated by this Agreement with the Purchaser for any reason (other than (i) the failure, after good faith efforts, to obtain necessary regulatory approval for the transactions contemplated hereby, (ii) the failure, after good faith efforts by the Board of the Parent, of a majority of the Parent's shareholders entitled to vote to approve the transactions contemplated hereby (provided that if within 12 months of such failure to approve the Asset Sale, the Assets are directly or indirectly sold to a third party other than the Purchaser, the exclusion contained in this clause (ii) shall not apply), (iii) the Purchaser's breach of the material terms and conditions of this Agreement, or (iv) the mutual written consent of the Purchaser, Seller and Parent), the Seller shall promptly upon demand pay to the Purchaser $5,850,000 in cash as liquidated damages (the "Liquidated Damages Amount") by wire transfer to a bank account designated by the Purchaser to the Parent. Each of the Parent and the Seller hereby acknowledges that the Liquidated Damages Amount is reasonable and not punitive in nature. The Purchaser acknowledges and agrees that the payment of the Liquidated Damages Amount shall be the exclusive remedy of the Purchaser for such failure or refusal by the Seller referred to in this Section 10.05; provided that the payment of the Liquidated Damages Amount shall not be the Purchaser's exclusive remedy in respect of the foregoing in the event (i) the Parent or the Seller willfully breaches the terms of this Agreement or (ii) the Parent or the Seller fails to pay the Liquidated Damages Amount within 10 Business Days of the Purchaser's demand therefor absent a good faith, reasonable basis dispute between the parties as to the legitimacy of the Purchaser's demand.



     SECTION 10.07 Escrow Amount. The Purchaser shall be entitled to satisfy any indemnifiable claims or Liquidated Damages Amount under this Article X out of the Escrow Amount without limiting any of its other rights or remedies against the Seller and the Parent hereunder in excess of the Escrow Amount.



                                   ARTICLE XI



                                 MISCELLANEOUS



     SECTION 11.01 Expenses. Except as otherwise specifically provided in this Agreement, each party will pay its own expenses incident to this Agreement and the transactions contemplated hereby, including legal and accounting fees and disbursements. Any payments for sales, transfer or other taxes or fees applicable to the conveyance and transfer to the Purchaser of the Assets arising as a result of the transactions contemplated by this Agreement shall be borne by the Purchaser. The provisions of this Section shall survive any termination of this Agreement.



     SECTION 11.02 Financial Records and Product History Files. (a) If at any time it is necessary that a party be furnished with additional information, documents or records relating to the Assets or the Business in order properly to prepare or support any Action (other than an Action in which the parties hereto are opposed in interest) or its Company Tax returns or other documents or reports required to be filed with governmental authorities or any securities exchanges or otherwise for any reasonably legitimate purpose, and such information, documents or records are in the possession or control of another party, such other party agrees to use all reasonable efforts (at the expense of the requesting party) to furnish or make available such information, documents or records (or copies thereof) and personnel; and



     (b) Each party to this Agreement hereby agrees that it shall cooperate with the other by executing and/or filing or causing to be executed and/or filed any required documents and by making available to the other, without limitation, all work papers, records and notes of any kind, at all reasonable times, for the purpose of allowing the appropriate party to complete Tax returns, respond to audits, obtain refunds, make any determination required under this Agreement, verify issues and negotiate settlements with Tax authorities or defend or prosecute Tax claims. In the case of Income Taxes relating to the Business, the Seller and the Parent shall be exclusively responsible for handling the compliance and audits for Income Taxes for periods prior to and including the Closing Date, except to the extent included in the Assumed Liabilities, and the Purchaser shall be exclusively responsible for handling the compliance and audits for Income Taxes for periods after the Closing Date and in connection with the Assumed Liabilities, subject to the cooperation required from the other party under this Section 11.02.



     SECTION 11.03 Amendments and Waivers. The parties hereto may, by written agreement signed by the parties, modify any of the covenants or agreements or extend the time for the performance of any of the obligations contained in this Agreement or in any document delivered pursuant to this Agreement. Any party hereto may waive, by written instrument signed by such party, any inaccuracies in the representations and warranties of another party or compliance by another party with any of its obligations contained in this Agreement or in any document delivered pursuant to this Agreement. This Agreement may be amended only by written instrument signed by the parties hereto.



     SECTION 11.04 Transferability. The respective rights and obligations of each party hereto shall not be assignable by either such party without the written consent of the other party hereto (and any purported assignment without such written consent shall be void and of no effect); provided, however, that the Purchaser may assign its rights and obligations to any of its affiliates, provided, however, that the Purchaser shall remain jointly and severally liable with such affiliate for all of the Purchaser's obligations under this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assignees.



     SECTION 11.05 Termination. The Purchaser or the Seller may terminate this Agreement if the Closing has not occurred by August 31, 2000 (provided that no party may terminate this Agreement if by such date the only conditions to Closing remaining to be satisfied pertains to the receipt of the Required Regulatory Approvals) or if at any time prior to Closing there shall be any law or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited; provided, however, that any party that has failed to perform any covenant hereunder, which failure has resulted in the failure of a condition in Articles VIII or IX, shall not be entitled to terminate this Agreement except with the prior written consent of the other party hereto. In the event of the termination of this Agreement, except as may otherwise be specifically provided in this Agreement none of the parties shall have any obligation or liability of any nature whatsoever to the other party hereto, and all expenses incurred by any party hereto shall be for its own account; provided, however, that notwithstanding any termination of this Agreement, no party hereto shall be deemed to have waived any rights it may have arising from the breach of this Agreement or any provision contained herein by the other party hereto and such rights shall specifically survive any such termination of this Agreement.

     SECTION 11.06 Notices. Any notice, request or other document to be given hereunder to a party hereto shall be effective when received and shall be given in writing and delivered in person or sent by overnight courier, registered or certified mail, postage prepaid, or by telecopy (receipt confirmed) as follows:



          If to the Purchaser, addressed to it at:



          Counsel Communications LLC


          280 Park Avenue, 28th Floor - West Building


          New York, New York 10017


          Tel: (212) 286-5001


          Fax: (212) 867-3226


          Attention of the President



          with a copy to:



          Wollmuth Maher & Deutsch LLP


          500 Fifth Avenue


          New York, New York 10110


          Tel: (212) 382-3300


          Fax: (212) 382-0050


          Attention of David H. Wollmuth and Mason H. Drake



          and



          If to the Seller or the Parent, addressed to them at:



          STAR Telecommunications, Inc.


          223 E. De La Guerra Street


          Santa Barbara, California 93101


          Tel: (805) 963-1619


          Fax: (805) 884-1137


          Attention of Christopher E. Edgecomb



          with a copy to:



          Riordan & McKinzie


          600 Anton Blvd, 18th Floor


          Costa Mesa, California 92626


          Tel: (714) 433-2900


          Fax: (714) 549-3244


          Attention of Elaine R. Levin



Any party hereto may change its address for receiving notices, requests and other documents by giving written notice of such change to the other parties hereto.



     SECTION 11.07 Governing Law; Choice of Forum. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to conflict of laws doctrines). The parties agree that the exclusive place of jurisdiction for any action, suit or proceeding relating to this Agreement shall be in the Federal courts sitting in the Borough of Manhattan in the City of New York or, if such courts shall not have jurisdiction over the subject matter thereof, in the courts of the State of New York sitting therein, and each such party hereby irrevocably and unconditionally agrees to submit to the jurisdiction of such courts for purposes of any such action, suit or proceeding. Each party irrevocably waives any objection it may have to the venue of any action, suit or proceeding brought in such courts or to the convenience of the forum. Final judgment in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and the amount of any indebtedness or liability of any party therein described.

     SECTION 11.08 Partial Invalidity. In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.



     SECTION 11.09 Section Headings. The section headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.



     SECTION 11.10 Disclosure. The information set forth in the Schedules to this Agreement is qualified in its entirety by reference to the specific provisions of this Agreement and is not intended to (i) in any way create Assumed Liabilities or affect the Purchase Price Adjustment provisions of this Agreement or (ii) constitute, and shall not be construed as constituting, representations or warranties of the party to which such Schedules relate, except as and to the extent provided in this Agreement. Inclusion of information in the Schedules shall not be construed as an admission that such information is material for purposes of the specific provisions of this Agreement to which such information relates. Information included in the Schedules that is not required to be so included under the specific provisions of this Agreement shall be deemed to be included for information purposes only and information of a similar nature need not be included elsewhere, at the discretion of the party providing such information. All information included in the Schedules as exceptions to the representations and warranties of the Parent and the Seller set forth in this Agreement shall, unless expressly assumed by the Purchaser hereunder, remain liabilities and indemnifiable obligations of the Seller and the Parent.



     SECTION 11.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but both of which together shall constitute one and the same instrument.



     SECTION 11.12 Entire Agreement. This Agreement, together with the schedules and exhibits and the agreements, certificates and instruments delivered pursuant hereto, contain the entire agreement among the parties hereto, and supersede all prior agreements and undertakings (written and oral) between the parties hereto, relating to the subject matter hereof.



     SECTION 11.13 Publicity. No party shall issue any press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby without obtaining the prior review and approval of the other parties (which will not be unreasonably withheld or delayed), except as may be required by law or the regulations of any securities exchange.



     SECTION 11.14 Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties and their respective successors and assigns any rights or remedies under or by virtue of this Agreement, and no person shall assert any rights as a third party beneficiary hereunder.



     SECTION 11.15 Bulk Transfer Laws. The Purchaser hereby waives compliance by the Seller with the provisions of any so-called "bulk transfer law" of any jurisdiction in connection with the sale of the Assets. Subject to the requirements of Article III of this Agreement and the Bill of Sale contemplated thereby, each of the Parent and the Seller agrees to indemnify and hold harmless the Purchaser against any and all liabilities, including costs and expenses, that may be asserted by third parties against the Purchaser as a result of any non-compliance by the Seller with any such bulk transfer law.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.



                                          PURCHASER:



                                          COUNSEL COMMUNICATIONS LLC



                                          By:     /s/ GARY J. WASSERSON

                                            ------------------------------------

                                                  Name: Gary J. Wasserson


                                                  Title: President and CEO



                                          SELLER:



                                          PT-1 COMMUNICATIONS, INC.



                                          By:        /s/ MARY CASEY

                                            ------------------------------------

                                                      Name: Mary Casey


                                                         Title: CEO



                                          PARENT:



                                          STAR TELECOMMUNICATIONS INC.



                                          By:   /s/ CHRISTOPHER EDGECOMB

                                            ------------------------------------

                                                 Name: Christopher Edgecomb


                                                         Title: CEO



                                          CHRISTOPHER EDGECOMB,


                                          in his individual capacity


                                          as to Section 7.05 only



                                          By:   /s/ CHRISTOPHER EDGECOMB

                                            ------------------------------------

                                                                         ANNEX G



                                  May 25, 2000



To the Board of Directors of


Star Telecommunications, Inc.


223 E. De La Guerra Street


Santa Barbara, California 93101



Gentlemen:



     We understand that Star Telecommunications, Inc. (the "Star") and PT-1 Communications, Inc., a wholly-owned subsidiary of Star ("PT-1"), propose to enter into a Asset Purchase Agreement (the "Asset Purchase Agreement") with Counsel Communications LLC ("Counsel"), pursuant to which PT-1 will sell certain of its assets to Counsel for an aggregate purchase price of $150 million (the "Transaction"). In addition, Counsel will assume certain of the liabilities of PT-1. Consummation of the Transaction is subject to, among other things, the approval of the shareholders of Star. The terms of the Transaction are more fully described in the Asset Purchase Agreement.



     In connection with your review and analysis of the Transaction, you have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the consideration to be paid by Counsel to Star in the Transaction (including the assumption of liabilities) to the shareholders of Star.



     Kaufman Bros., L.P., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements of public and private companies and valuations for corporate and other purposes.



     In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed, among other things, the following:



     - a draft of the Asset Purchase Agreement, dated May 23, 2000, by and among Star, PT-1 and Counsel;



     - a draft of the Joint Proxy Statement/Prospectus, dated May   , 2000,
       relating to the Transaction;



     - certain documents and reports filed by Star and Counsel with the Securities and Exchange Commission;



     - certain internal information and documents relating to PT-1 provided to us by Star's and PT-1's respective managements, including historical financial information and financial forecasts;



     - certain publicly available information concerning certain other companies engaged in businesses which we believe to be reasonably comparable to PT-1; and



     - information concerning certain other business transactions which we believe to be reasonably comparable to the Transaction.



     We have also discussed with certain officers and employees of Star and PT-1 the business and operations, assets, present condition and future prospects of PT-1, and performed such analyses as we deemed appropriate.



     We visited the PT-1 facility in Flushing, New York, but have not made, obtained or been provided with any independent evaluation or appraisal of the properties and facilities or of any of the assets or liabilities of PT-1 (contingent or otherwise). We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion, and upon the assurances of the managements of Star and PT-1 that they are not aware of any information that would make the information provided to us incomplete or misleading, and have not attempted to independently verify such information. With respect to financial forecasts, we were advised by the management of Star, and we assumed without independent investigation, that they were reasonably prepared and reflected, as of the times they were delivered to us, the best currently available estimates and judgment as to the expected future financial performance of PT-1. We have also assumed, with your permission and without independent investigation, that:



     - The Transaction will be consummated in accordance with the terms set forth in the draft of the Asset Purchase Agreement, dated May 23, 2000, without any amendment thereto and without any waiver by any of the parties of any of the conditions to their respective obligations; and



     - All regulatory and other approvals and third party consents required for consummation of the Transaction will be obtained without material cost to Star or PT-1.



     Our opinion is necessarily based upon financial, economic, market and other conditions as they exist, and the information available to us, as of the date hereof. We disclaim any undertakings or obligation to advise any person of any change in any fact or matter affecting this opinion which may come or be brought to our attention after the date hereof. Although we evaluated the consideration to be paid by Counsel to PT-1 in the Transaction from a financial point of view, Kaufman was not asked to and did not recommend the specific consideration payable in the Transaction, which was determined through negotiations between Star and Counsel.



     In the ordinary course of our business, we may hold and actively trade securities of Star for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.



     Our opinion does not constitute a recommendation as to any action the Board of Directors or any shareholder of Star should take in connection with the Transaction or any aspect thereof and is not a recommendation to any person on how such person should vote in his or her consideration of the Transaction. Our opinion relates solely to the fairness, as of the date hereof, from a financial point of view, of the consideration to be paid by Counsel to PT-1 in the Transaction to the shareholders of Star. We express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction, the merits of the underlying decision of Star or PT-1 to enter into the Transaction or any other transactions or business strategies discussed by the Boards of Directors of Star or PT-1 as alternatives to the Transaction. Without limiting the generality of the foregoing, we express no opinion as to any aspect of the proposed merger among Star, World Access, Inc. and STI Merger Co.



     This opinion has been prepared at the request of, and for the information of, the Board of Directors of Star solely for its use in evaluating the fairness, from a financial point of view, of the consideration to be paid by Counsel to PT-1 in the Transaction to the shareholders of Star. It may not be used for any other purpose, published, reproduced, summarized, described or referred to or given to any other person or otherwise made public without our prior written consent.



     Based upon and subject to the foregoing, it is our opinion, as investment bankers, that, as of the date hereof, the consideration to be paid by Counsel to PT-1 in the Transaction (including the assumption of liabilities) is fair, from a financial point of view, to the shareholders of Star.



                                          Very truly yours,



                                          KAUFMAN BROS., L.P.

                                                                         ANNEX H


              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     sec. 262. Appraisal rights.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX I


      SECTIONS 1300 THROUGH 1312 OF THE CALIFORNIA GENERAL CORPORATION LAW

     Section 1300. Shareholder in short-form merger; Purchase at fair market value; "Dissenting shares"; "Dissenting shareholder"

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
     Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

     Section 1301. Notice to holder of dissenting shares of reorganization approval; Demand for purchase of shares; Contents of demand

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

     Section 1302.  Stamping or endorsing dissenting shares

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

     Section 1303. Dissenting shareholder entitled to agreed price with interest thereon; When price to be paid

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

     Section 1304. Action by dissenters to determine whether shares are dissenting shares or fair market value of dissenting shares or both; Joinder of shareholders; Consolidation of actions; Determination of issues; Appointment of appraisers

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision

(i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

     Section 1305. Duty and report of appraisers; Court's confirmation of report; Determination of fair market value by court; Judgment, and payment; Appeal; Costs of action

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

     Section 1306. Prevention of payment to holders of dissenting shares of fair market value; Effect

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

     Section 1307.  Disposition of dividends upon dissenting shares

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

     Section 1308. Rights and privileges of dissenting shares; Withdrawal of demand for payment

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

     Section 1309.  When dissenting shares lose their status

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

     Section 1310. Suspension of proceedings for compensation or valuation pending litigation

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

     Section 1311.  Shares to which chapter inapplicable

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

     Section 1312. Attack on validity of reorganization or short-form merger; Rights of shareholders; Burden of proof

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 102 of the General Corporation Law of the State of Delaware ("DGCL") allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or to any of its security holders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty or loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that, in the case of any action other than one by or in the right of the corporation, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Articles X and XI of the World Access, Inc. amended certificate of incorporation provide for indemnification of directors, officers and employees to the fullest extent permissible under the DGCL.

     Officers and directors of World Access are presently covered by insurance which (with certain exceptions and with certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act" including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The cost of such insurance is borne by World Access as permitted by the DGCL.

     World Access has entered into separate indemnification agreements with its directors and non-director officers at the level of Vice President and above. These indemnification agreements provide as follows:

     - there is a rebuttable presumption that the director or officer has met the applicable standard of conduct required for indemnification;

     - World Access will advance litigation expenses to a director or officer at his request provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses;

     - World Access will indemnify a director or officer for amounts paid in settlement of a derivative suit;

     - in the event of a determination by the disinterested members of the board of directors or independent counsel that a director or officer did not meet the standard of conduct required for indemnification, the director or officer may contest this determination by petitioning a court or commencing any arbitration proceeding conducted by a single arbitrator pursuant to the rules of the American Arbitration Association to make an independent determination of whether such director or officer is entitled to indemnification under his indemnification agreement; and

     - World Access will reimburse a director or officer for expenses incurred enforcing his rights under his indemnification agreement.

  ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) Exhibits. The following exhibits are filed as part of this registration statement.


EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
2.1       --   Agreement and Plan of Merger, dated as of February 11, 2000 among World Access, Inc., STI Merger Co. and STAR
               Telecommunications, Inc. (incorporated by reference to
               Exhibit 2.1 to World Access' Form 10-Q for the quarter ended
               March 31, 2000, filed May 22, 2000).
2.2       --   Agreement and Plan of Merger, dated as of February 11, 2000 among World Access, Inc., WorldxChange Communications, Inc.
               f/k/a CTI Merger Co. and Communication TeleSystems
               International d/b/a WorldxChange Communications
               (incorporated by reference to Exhibit 2.2 to World Access'
               Form 10-Q for the quarter ended March 31, 2000, filed May
               22, 2000).
2.3       --   First Amendment to Agreement and Plan of Merger dated May
               23, 2000 by and among World Access, Inc., WorldxChange
               Communications, Inc. and Communication TeleSystems
               International d/b/a WorldxChange Communications
               (incorporated by reference to Annex B to World Access' joint proxy statement/prospectus contained in this Registration
               Statement).
2.4       --   Second Amendment to Agreement and Plan of Merger dated
               August 1, 2000 by and among World Access, Inc., WorldxChange
               Communications, Inc. and Communication TeleSystems
               International d/b/a (incorporated by reference to Annex B to
               World Access' joint proxy statement/prospectus contained in this Registration Statement).
2.5       --   First Amendment to Agreement and Plan of Merger dated June
               7, 2000 by and among World Access, Inc., STI Merger Co. and
               STAR Telecommunications, Inc. (incorporated by reference to
               Annex A to World Access' joint proxy statement/prospectus
               contained in this Registration Statement).
3.1       --   Certificate of Incorporation of World Access and Amendments
               to Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to World Access' Form S-4 filed to October 6,
               1998, Registration No. 333-65389, Amendment to Certificate
               of Incorporation incorporated by reference to Exhibit 3.2 of
               WA Telcom Products Co., Inc.'s Form 8-K filed October 28,
               1998).
3.2       --   Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to World Access' Form 10-K for the year ended December 31, 1998, filed April 9, 1999).
3.3       --   Certificate of Designation of 4.25% Cumulative Senior
               Perpetual Convertible Preferred Stock, Series A
               (incorporated by reference to Exhibit 4 to World Access'
               Form 8-K, filed May 3, 1999).
3.4       --   Certificate of Designation of 4.25% Cumulative Junior
               Convertible Preferred Stock, Series B (incorporated by
               reference to Exhibit 4.1 to World Access' Form 8-K, filed
               July 14, 1999).
3.5       --   Certificate of Designation of Convertible Preferred Stock,
               Series C (incorporated by reference to Exhibit 1.7(b) to
               Appendix A to World Access' Proxy Statement dated November
               5, 1999 relating to the Special Meeting of Stockholders held on December 7, 1999).
3.6       --   Certificate of Designation of Convertible Preferred Stock,
               Series D (incorporated by reference to Exhibit 4 to World
               Access' Form 8-K, filed February 28, 2000).
3.7       --   Bylaws of World Access (incorporated by reference to Exhibit
               3.2 to World Access' Form S-4 filed October 6, 1998, No.
               333-65389).
4.1       --   Indenture dated as of October 1, 1997 by and between World
               Access, Inc. and First Union Bank, as trustee (incorporated by reference to Exhibit 4.1 to WA Telcom Products Co.,
               Inc.'s Form 8-K, filed October 8, 1997).
4.2       --   First Supplemental Indenture dated October 28, 1998 between
               World Access, Inc., WA Telcom Products Co., Inc. and First
               Union Bank, as Trustee (incorporated by reference to Exhibit
               4.1 to World Access' Form 8-K filed October 28, 1998).
4.3*      --   Indenture dated as of December 7, 1999 by and between World
               Access, Inc. and First Union Bank, as Trustee.
4.4**     --   Voting and Stock Transfer Restriction Agreement dated as of
               February 11, 2000 between World Access, Inc. and Samer
               Tawfik.

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
4.5**     --   Voting and Stock Transfer Restriction Agreement dated as of
               February 11, 2000 between World Access, Inc. and Christopher
               E. Edgecomb.
4.6**     --   Voting and Stock Transfer Restriction Agreement dated as of
               February 11, 2000 between World Access, Inc. and Roger B.
               Abbott and Rosalind Abbott.
4.7**     --   Voting and Stock Transfer Restriction Agreement dated as of
               February 11, 2000 between World Access, Inc. and Atocha,
               L.P.
4.8**     --   Voting and Stock Transfer Restriction Agreement dated as of
               February 11, 2000 between World Access, Inc. and Gold &
               Appel Transfer S.A.
4.9**     --   Voting and Stock Transfer Restriction Agreement dated as of
               February 11, 2000 between World Access, Inc. and Edward S.
               Soren.
4.10**    --   Voting and Stock Transfer Restriction Agreement dated as of
               February 11, 2000 between Communication TeleSystems
               International d/b/a WorldxChange Communications and WorldCom
               Network Services, Inc., The 1818 Fund III, L.P., John D.
               Phillips, W. Tod Chmar, Resurgens Partners, LLC and
               Armstrong International Telecommunications, Inc.
4.11**    --   Form of Escrow Agreement between World Access, Inc., Edward
               S. Soren and SunTrust Bank, Atlanta.
4.12      --   Form of Voting and Stock Transfer Restriction Agreement
               among Communication TeleSystems International d/b/a
               WORLDxCHANGE Communications and Geocapital V, L.P,
               Geocapital Advisors, L.P., Geocapital Investors V, L.P.,
               Clay C. Long, Gregory A. Somers, Kelli J. Somers, Water J.
               Burmeister, Gilbert Global Equity Partners, L.P., Gilbert
               Global Equity Partners (Bermuda), L.P., Morgan Stanley & Co.
               Incorporated, SSCM, LLC, R2 Investments, Ltd, Erie Indemnity
               Company, Erie Insurance Exchange, John P. Imlay, Comm/Net
               Holding Liquidating Trust, Michael Billingsley, Teleplus
               Telecommunications, Inc., Carl E. Sanders and Zilkha Capital
               Partners.
5.1       --   Opinion of Long Aldridge & Norman LLP regarding legality of common stock.
8.1       --   Opinion of Long Aldridge & Norman LLP regarding certain tax matters in connection with the merger of STAR
               Telecommunications, Inc. with and into STI Merger Co., a
               wholly-owned subsidiary of World Access.
8.2       --   Opinion of Long Aldridge & Norman LLP regarding certain tax matters in connection with the merger of Communication
               Telesystems International d/b/a WorldxChange Communications
               with and into WorldxChange Communications, Inc. f/k/a CTI
               Merger Co., a wholly-owned subsidiary of World Access.
8.3       --   Opinion of O'Melveny & Myers LLP regarding certain tax
               matters in connection with the merger of Communication
               Telesystems International d/b/a WorldxChange Communications
               with and into WorldxChange Communications, Inc. f/k/a CTI
               Merger Co., a wholly-owned subsidiary of World Access.
10.1      --   World Access, Inc. 1991 Stock Option Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to WA Telco
               Systems' Registration Statement on Form S-8, filed on July
               25, 1991, No. 33-41255-A).
10.2      --   Amendment to World Access, Inc. 1991 Stock Option Plan
               (incorporated by reference to Exhibit 10.2 to WA Telco
               Systems' Form 10-K for the year ended December 31, 1993,
               filed March 31, 1994).
10.3      --   Second Amendment to 1991 Stock Option Plan (incorporated by reference to Exhibit 10.3 to WA Telco Systems' Form 10-K for the year ended December 31, 1993, filed March 31, 1994).
10.4      --   Third Amendment to 1991 Stock Option Plan (incorporated by reference to Exhibit 10.26 to WA Telco Systems' Form S-2,
               Amendment No. 2, filed on February 14, 1995, No. 33-87026).
10.5      --   World Access, Inc., Outside Directors' Warrant Plan
               (incorporated by reference to Exhibit 10.40 to WA Telco
               Systems' Form 10-K for the year ended December 31, 1995,
               filed April 10, 1996).
10.6      --   Directors' Warrant Incentive Plan (incorporated by reference to Exhibit 10.41 to WA Telco Systems' Form 10-K for the year ended December 31, 1995, filed April 10, 1996).

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
10.7      --   Fourth Amendment to 1991 Stock Option Plan (incorporated by reference to Exhibit 10.32 to WA Telco Systems' Form 10-K
               for the year ended December 31, 1996, filed April 11, 1997).
10.8      --   Fifth Amendment to 1991 Stock Option Plan (incorporated by reference to Exhibit 10.33 to WA Telco Systems' Form 10-K
               for the year ended December 31, 1996, filed April 11, 1997).
10.9      --   Amendment One to Outside Directors' Warrant Plan
               (incorporated by reference to Exhibit 10.33 to WA Telco
               Systems' Form 10-K for the year ended December 31, 1996,
               filed April 11, 1997).
10.10     --   Amendment One to Directors' Warrant Incentive Plan
               (incorporated by reference to Exhibit 10.31 to WA Telco
               Systems' Form 10-K for the year ended December 31, 1996,
               filed April 11, 1997).
10.11     --   Amendment Two to Outside Directors' Warrant Plan
               (incorporated by reference to Exhibit 10.21 to WA Telco
               Systems' Form 10-K for the year ended December 31, 1997,
               filed April 15, 1998).
10.12     --   Amendment Two to Directors' Warrant Incentive Plan
               (incorporated by reference to Exhibit 10.22 to WA Telco
               Systems' Form 10-K for the year ended December 31, 1997,
               filed April 15, 1998).
10.13     --   Sixth Amendment to 1991 Stock Option Plan (incorporated by reference to Exhibit 10.22 to WA Telco Systems' Form 10-K
               for the year ended December 31, 1997, filed April 15, 1998).
10.14     --   Severance Protection Agreement dated November 1, 1997 by and between World Access, Inc. and Mark A. Gergel (incorporated by reference to Exhibit 10.33 to WA Telco Systems' Form 10-K for the year ended December 31, 1997, filed April 15, 1998).
10.15     --   Amendment Three to Outside Directors' Warrant Plan
               (incorporated by reference to Exhibit 10.21 to World Access'
               Form 10-K for the year ended December 31, 1998, filed April
               9, 1999).
10.16     --   Executive Employment Agreement between World Access, Inc.
               and Mark A. Gergel dated as of December 14, 1998
               (incorporated by reference to Exhibit 10.23 to World Access'
               Form 10-K for the year ended December 31, 1998, filed April
               9, 1999).
10.17     --   World Access, Inc. 1998 Incentive Equity Plan, as amended
               (incorporated by reference to Exhibit 10.25 to World Access'
               Form 10-K for the year ended December 31, 1998, filed April
               9, 1999).
10.18     --   Assignment and Assumption Agreement dated October 29, 1998 between World Access, Inc. and WA Telcom Products Co., Inc.
               (incorporated by reference to Exhibit 10.1 to World Access'
               Form 8-K filed October 28, 1998).
10.19     --   Form of Indemnification Agreement with directors and
               officers (incorporated by reference to Appendix H to World
               Access' Joint Proxy Statement/Prospectus dated November 10,
               1998 relating to the Special Meeting of Stockholders held on
               November 30, 1998).
10.20     --   Schedule of all officers and directors who have signed an
               Indemnification Agreement referred to in Exhibit 10.19
               (incorporated by reference to Exhibit 10.28 to World Access'
               Form 10-K for the year ended December 31, 1998, filed April
               9, 1999).
10.21     --   First Amended and Restated Credit Agreement dated as of
               December 7, 1999 between Telco Systems, Inc., World Access
               Holdings, Inc. and Bank of America, N.A. as Administrative
               Agent and Fleet National Bank as Syndication Agent and Bank
               Austria Creditanstalt Corporate Finance, Inc. as
               Documentation Agent and Banc of America Securities LLC as
               Lead Arranger and Book Running Manager (incorporated by
               reference to Exhibit 10.20 to World Access' Form 10-K for
               the year ended December 31, 1999, filed March 30, 2000).
10.22     --   Guaranty dated as of December 30, 1998 between World Access,
               Telco Systems, World Access Holdings, Inc., NationsBank,
               N.A. as Administrative Agent and the lenders party to the
               Credit Agreement referred to in Exhibit 10.21 (incorporated by reference to Exhibit 10.30 to World Access' Form 10-K for the year ended December 31, 1998, filed April 9, 1999).

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
10.23     --   Pledge Agreement dated as of December 31, 1998 by World
               Access in favor of NationsBank, N.A. as Administrative Agent and the lenders party to the Credit Agreement referred to in
               Exhibit 10.21 (incorporated by reference to Exhibit 10.31 to
               World Access' Form 10-K for the year ended December 31,
               1998, filed April 9, 1999).
10.24     --   Security Agreement dated as of December 31, 1998 by World
               Access in favor of NationsBank, N.A. as Administrative Agent and the lenders party to the Credit Agreement referred to in
               Exhibit 10.21 (incorporated by reference to Exhibit 10.32 to
               World Access' Form 10-K for the year ended December 31,
               1998, filed April 9, 1999).
10.25     --   Disbursement Agreement dated as of December 14, 1998 by and among World Access, Inc., Cherry Communications Incorporated
               (d/b/a Resurgens Communications Group) and William H.
               Cauthen, Esq. (incorporated by reference to Exhibit 10.33 to
               World Access' Form 10-K for the year ended December 31,
               1998, filed April 9, 1999).
10.26     --   Agreement and Plan of Merger and Reorganization by and among
               World Access, Inc., WAXS INC., WA Merger Corp. and Cherry
               Communications Incorporated (d/b/a/ Resurgens Communications
               Group) dated as of May 12, 1998, as amended (incorporated by reference to Appendix A to World Access, Inc.'s Proxy
               Statement dated November 12, 1998 relating to the Special
               Meeting of Stockholders held on December 14, 1998).
10.27     --   Share Exchange Agreement by and among World Access, Inc.,
               WAXS INC., Cherry Communications U.K. Limited and
               Renaissance Partners II, dated as of May 12, 1998
               (incorporated by reference to Appendix B to World Access,
               Inc.'s Proxy Statement dated November 12, 1998 relating to the Special Meeting of Stockholders held on December 14,
               1998).
10.28     --   Confirmation Agreement dated as of December 7, 1999 by Telco
               Systems, Inc., World Access Holdings, Inc., World Access,
               Inc., WA Telco Systems Products Co., Inc., NACT
               Telecommunications, Inc., Restor-AIT, Inc., Sunrise Sierra,
               Inc., Westec Communications, Inc., Telco Systems Security
               Corporation, World Access Capital Corp., World Access
               Telecommunications Group, Inc., Cellular Infrastructure
               Supply, Inc. and Galaxy Personal Services, Inc. for the
               benefit of the lenders party to the Credit Agreement
               referred to in Exhibit 10.20 (incorporated by reference to
               Exhibit 10.24 to World Access' Form 10-K for the year ended
               December 31, 1999, filed March 30, 2000).
10.29     --   Pledge Agreement dated as of December 7, 1999 by World
               Access, Inc. in favor of Bank of America, N.A., in its
               capacity as Administrative Agent, and each lender a party to the Credit Agreement referred to in Exhibit 10.20
               (incorporated by reference to Exhibit 10.28 to World Access'
               Form 10-K for the year ended December 31, 1999, filed March
               30, 2000).
10.30     --   FaciliCom International, Inc. 1998 Stock Option Plan
               (incorporated by reference to Exhibit 10.19 to FaciliCom
               International, Inc.'s Form 10-K for the year ended September
               30, 1998, filed December 28, 1998).
10.31     --   First Amendment to the World Access, Inc. 1998 Incentive
               Equity Plan (incorporated by reference to Exhibit 10.32 to
               World Access' Form 10-K for the year ended December 31,
               1999, filed March 30, 2000).
10.32     --   FaciliCom International, Inc. 1999 Special Stock Option Plan
               (incorporated by reference to Exhibit 10.33 to World Access'
               Form 10-K for the year ended December 31, 1999, filed March
               30, 2000).
10.33     --   Credit Agreement dated as of November 15, 1999 by and among
               FaciliCom International, L.L.C. and Nortel Networks Inc.
               (incorporated by reference to Exhibit 10.34 to World Access'
               Form 10-K for the year ended December 31, 1999, filed March
               30, 2000).
10.34**   --   Participation Agreement dated as of February 11, 2000 by and between Foothill Capital Corporation and World Access, Inc.
10.35**   --   Amendment Number One To Participation Agreement dated as of
               May 23, 2000 by and between Foothill Capital Corporation and
               World Access, Inc.

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
10.36     --   Executive Management Services Agreement dated as of August
               1, 2000 by and between World Access, Inc. and Communication
               TeleSystems International d/b/a WorldxChange Communications.
10.37     --   Executive Employment Agreement between World Access, Inc.
               and Bryan D. Yokley dated as of June 1, 2000.
16.1      --   Letter of PricewaterhouseCoopers LLP
21.1      --   Subsidiaries of the Registrant (incorporated by reference to
               Exhibit 21.1 to World Access' Form 10-K for the year ended
               December 31, 1999, filed March 30, 2000).
23.1      --   Consent of Long Aldridge & Norman LLP (included in Exhibit
               5.1).
23.2      --   Consent of Ernst & Young LLP with respect to the financial statements of World Access, Inc.
23.3      --   Consent of PricewaterhouseCoopers LLP with respect to the
               financial statements of World Access, Inc.
23.4      --   Consent of Deloitte & Touche LLP with respect to the
               financial statements of FaciliCom International, Inc.
23.5      --   Consent of Ernst & Young LLP with respect to the financial statements of Long Distance International, Inc.
23.6      --   Consent of Arthur Andersen LLP with respect to the financial statements of STAR Telecommunications, Inc.
23.7      --   Consent of Ernst & Young LLP with respect to the financial statements of Communications Telesystems International d/b/a
               WorldxChange Communications.
23.8      --   Consent of BDO Deutsche Warentreuhand with respect to the
               financial statements of TelDaFax AG.
23.9      --   Consent of Deutsche Bank Securities, Inc. with respect to
               the financial opinion of Deutsche Bank Securities, Inc.
23.10     --   Consent of Kaufman Bros., L.P. with respect to the financial opinion of Kaufman Bros., L.P.
23.11     --   Consent of Donaldson, Lufkin & Jenrette Securities
               Corporation with respect to the financial opinions of
               Donaldson, Lufkin & Jenrette Securities Corporation.
24.1      --   Power of Attorney of World Access (included in the signature pages hereto).
99.1      --   Form of proxy for World Access stockholders.
99.2      --   Form of proxy for STAR stockholders.
99.3      --   Form of Letter of Transmittal for STAR stockholders.
99.4      --   Form of Letter of Transmittal for WorldxChange shareholders.


---------------

 * To be filed by amendment.


** Previously filed.


     (B) Financial Statement Schedules. The financial statement schedules that are required by Regulation S-X are incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 1999.

ITEM 22.  UNDERTAKINGS


     The undersigned registrant hereby undertakes:



          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered

        (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.



             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.



          (5) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



          (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.



          (7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 3, 2000.


                                          WORLD ACCESS, INC.

                                          By:     /s/ JOHN D. PHILLIPS
                                            ------------------------------------
                                              John D. Phillips
                                              Chairman and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated as of August 3, 2000.



                    SIGNATURES                                             TITLE
                    ----------                                             -----

               /s/ JOHN D. PHILLIPS                  Chairman and Chief Executive Officer (Principal
---------------------------------------------------    Executive Officer)
                 John D. Phillips

                /s/ BRYAN D. YOKLEY                  Executive Vice President and Chief Financial
---------------------------------------------------    Officer (Principal Financial Officer)
                  Bryan D. Yokley

               /s/ MARTIN D. KIDDER                  Vice President and Corporate Controller
---------------------------------------------------    (Principal Accounting Officer)
                 Martin D. Kidder

                         *                           President and Director
---------------------------------------------------
               Walter J. Burmeister

                         *                           Director
---------------------------------------------------
                 Kirby J. Campbell

                         *                           Director
---------------------------------------------------
                  Bryan Cipoletti

                         *                           Director
---------------------------------------------------
                Stephen J. Clearman

                         *                           Director
---------------------------------------------------
                John P. Imlay, Jr.

                         *                           Director
---------------------------------------------------
             Massimo Prelz Oltramonti

                         *                           Director
---------------------------------------------------
                   John P. Rigas

                         *                           Director
---------------------------------------------------
                  Carl E. Sanders

                    SIGNATURES                                             TITLE
                    ----------                                             -----
                         *                           Director
---------------------------------------------------
                  Dru A. Sedwick

                         *                           Director
---------------------------------------------------
                Lawrence C. Tucker

              *By: /s/ MARK A. GERGEL
  ----------------------------------------------
                  Mark A. Gergel
                 Attorney-in-fact


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